As filed with the Securities and Exchange Commission on July 6, 2011

Registration No. 333-173022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUNCOKE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	3312	90-0640593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1011 Warrenville Road, 6th Floor
Lisle, IL 60532
(630) 824-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Denise R. Cade, Esq.
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy, Inc.
1011 Warrenville Road, 6th Floor
Lisle, IL 60532
(630) 824-1000
(630) 824-1001 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Stacy L. Fox, Esq. Senior Vice President, General Counsel and Corporate Secretary Sunoco, Inc. 1818 Market Street – Suite 1500 Philadelphia, Pennsylvania 19103 (215) 977-3000 (215) 977-3409 (facsimile)	David A. Katz, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000 (212) 403-2000 (facsimile)	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	13,340,000	$17.00	$226,780,000	$26,329

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $11,610.00 in connection with the original filing of this Registration Statement on March 23, 2011.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 6, 2011

11,600,000 Shares



SunCoke Energy

SunCoke Energy, Inc.

Common Stock

This is an initial public offering of our common stock. All of our shares of common stock are currently held by Sunoco, Inc. In connection with this offering, Sunoco will exchange some of these shares of our common stock for indebtedness of Sunoco held by a third-party bank, which we refer to as the "debt exchange party." The debt exchange party will then sell these shares pursuant to this offering. As a result, the debt exchange party, and not Sunoco or SunCoke, will receive the net proceeds from the sale of the shares in this offering. However, for purposes of the U.S. federal securities laws, Sunoco will be deemed to be the selling stockholder and an underwriter of any shares of our common stock sold in this offering, and the debt exchange party will be deemed to be an underwriter of any shares of our common stock sold in this offering. We expect that the debt exchange party will be Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, which is one of the underwriters in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $15.00 and $17.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "SXC."

The underwriters have an option to acquire a maximum of 1,740,000 additional shares from the selling stockholder as described in "Underwriting" to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold pursuant to the over-allotment option.

Investing in our common stock involves risks. See "Risk Factors" on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about   , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse   **BofA Merrill Lynch**   **Goldman, Sachs & Co.**

Senior Co-Managers

Barclays Capital   **Citi**   **Wells Fargo Securities**

Co-Managers

Deutsche Bank Securities   **Mitsubishi UFJ Securities**   **Mizuho Securities**
PNC Capital Markets LLC   **Scotia Capital**   **SunTrust Robinson Humphrey**
UBS Investment Bank

Ramirez & Co., Inc.   **The Williams Capital Group, L.P.**

The date of this prospectus is   , 2011.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus, or any free writing prospectus prepared by or on behalf of us, or to which we have referred you. None of Sunoco, Inc., SunCoke Energy, Inc., the debt exchange party or the underwriters has authorized anyone to provide you with information different from, or inconsistent with, the information contained in this prospectus. None of Sunoco, Inc., SunCoke Energy, Inc., the debt exchange party or the underwriters is making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

Until   , 2011 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. In addition to this summary, you should read the entire prospectus carefully, including the risks of investing in our common stock and the other information discussed under "Risk Factors," and the financial statements and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements."

We describe in this prospectus the businesses contributed to us by Sunoco, Inc. as part of our separation from Sunoco, Inc. as if they were our businesses for all historical periods described. Please see "Our Separation from Sunoco" for a description of this separation. Our historical financial results as part of Sunoco, Inc. contained in this prospectus may not reflect our financial results in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

As used in this prospectus, references to "our company," "SunCoke," "we," "our" or "us" refer to SunCoke Energy, Inc., and its consolidated subsidiaries, after giving effect to the transfer to us by Sunoco, Inc. of the assets and liabilities that comprise our business. As used in this prospectus, references to "Sunoco" refer to Sunoco, Inc. and its consolidated subsidiaries, other than SunCoke. Certain industry and other technical terms used throughout this prospectus relating primarily to our business, including terms related to the coke and coal industries are defined in the "Glossary of Selected Terms" included elsewhere in this prospectus.

Our Company

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. We are currently constructing a fifth U.S. facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total cokemaking capacity will increase to approximately 4.2 million tons of coke per year in the United States. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the U.S. Environmental Protection Agency, or EPA, to evaluate our heat recovery coke oven technology as a basis for establishing Maximum Achievable Control Technology, or MACT, standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable Best Available Control Technology, or BACT, or Lowest Achievable Emission Rate, or LAER, standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, United States Steel Corporation, or U.S. Steel, and AK Steel Corporation, or AK Steel. Substantially all of our coke sales are

made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

All of our expected 2011 coal production volumes, including production from the HKCC Companies, are contracted for sale. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation Energy, LLC, or Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the three months ended March 31, 2011, our total revenues, net income and Adjusted EBITDA were approximately $333.3 million, $5.7 million and $26.6 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see "—Summary Historical and Pro Forma Financial and Operating Data."

Competitive Strengths

- *Largest independent metallurgical coke producer in the Americas.* We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. By the end of 2011, we expect to be operating facilities with total cokemaking capacity of approximately 6 million

tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

- ***Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how.*** Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in service for more than 20 years, and have built a record of reliable operations with our customers. Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

- ***Secure, long-term agreements with leading steelmakers.*** We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 9 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

- ***Proven ability to develop, permit, construct and start up new facilities.*** We have executed the development, permitting, construction and start up of three projects in the United States with approximately 1.75 million tons of cokemaking capacity in the last six years. We have received permits and have begun construction of a facility in Middletown, Ohio that we expect will become operational in the fourth quarter of 2011, and we are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

- ***Demonstrated international operating experience.*** The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized plant design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

- ***Availability of high-quality metallurgical coal reserves.*** Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by 320 percent. We expect demand for high quality metallurgical coal to continue to grow.

- ***Excellent safety record in coal mining and cokemaking operations.*** The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration's recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Our coal mining operations are among the safest in the United States, consistently operating in the top quartile for the U.S. Department of Labor's Mine Safety and Health Administration, or MSHA, recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the MSHA for having the mine with the most employee hours worked without experiencing a lost-time injury.

- ***Highly experienced management team.*** Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team's combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

- ***Maintain our consistent focus on operational excellence, safety and environmental stewardship***. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the "SunCoke Way." We believe that the SunCoke

4

Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

- *Grow our international footprint with a focus on key growth markets*. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU International, Ltd. estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers' needs on a long-term basis. In late May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We are currently conducting due diligence in connection with the proposed transaction. Consummation of the transaction is subject to the satisfaction of customary closing conditions, including the execution of definitive agreements and the approval of management of the respective parties.

- *Continue to grow our North American cokemaking businesses.* Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing

alternative sites in other states for this project. We believe this potential project could serve multiple customers and also provide an opportunity to sell a portion of the production in open market sales. In addition to new growth opportunities, the completion of our Middletown facility that is currently under construction is also an important component of our plan to increase the profitability and cash generation of our North American business. Once online, the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

- *Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales.* All of our current cokemaking capacity, including from the Middletown facility under construction, is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility's overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

- *Maintain our technological advantage through the development or acquisition of new technologies.* Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

- *Expand our domestic coal production and pursue selective reserve acquisitions.* In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for the expansion of our coal production, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. In addition to organic growth of our coal production, we will also evaluate selective, opportunistic acquisitions of additional coal reserves that can complement our portfolio and grow our annual production.

- *Maintain liquidity and financial flexibility to facilitate growth.* Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities. Consequently, our ability to grow requires significant capital investment for most projects and in turn

requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Recent Developments

Concurrently with the consummation of this offering, we expect to enter into a $150 million senior secured revolving credit facility and a $300 million senior secured term loan credit facility (collectively, the "credit facilities"). The gross proceeds from the term loan credit facility will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. We do not expect to have any outstanding borrowings under the revolving credit facility on the closing date of this offering. We expect to consummate the credit facilities simultaneously with the completion of this offering. See "Description of Certain Indebtedness—Senior Secured Credit Facilities."

Also concurrently with this offering, under a separate offering memorandum, we are offering approximately $400 million aggregate principal amount of   % Senior Notes due 2019 (the "senior notes offering"), in a private placement. The gross proceeds from the senior notes offering will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. We expect to consummate the senior notes offering simultaneously with the completion of this offering. The description and other information in this prospectus regarding the senior notes offering is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any senior notes. See "Description of Certain Indebtedness—Senior Notes."

The consummation of the credit facilities and the senior notes offering, on the one hand, and the consummation of this offering, on the other hand, are conditioned on each other. In addition, this offering is conditioned on Sunoco's receipt from us of $575 million from the proceeds of such debt financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco.

In January 2011, we amended our Jewell and Haverhill coke sales agreements with ArcelorMittal to, among other things, extend their respective take-or-pay provisions through 2020. We entered into these amendments as part of our settlement with ArcelorMittal to resolve the lawsuit concerning coke pricing for our Jewell cokemaking facility. If these amendments had been in place during 2010, our pretax earnings would have been reduced by approximately $60 million. In February 2011, we entered into a settlement agreement with ArcelorMittal to resolve arbitration claims at our Indiana Harbor cokemaking facility. We do not expect this settlement to significantly impact our future income. For more information on the settlement, the amendments to the coke sales agreements and their impact on our business, see "Management's Discussion and Analysis of Financial Position and Results of Operations—Outlook—Resolution of Contract Disputes with ArcelorMittal" and "Business—Legal Proceedings."

Relationship with Sunoco

We are currently a wholly owned subsidiary of Sunoco. After completion of this offering, Sunoco will have the ownership interests described below under "The Offering," and we will no longer be its wholly owned subsidiary. We had no material assets or activities as a separate corporate entity until the contribution to us by Sunoco of the businesses described in this prospectus.

Sunoco plans to distribute all of the shares of our common stock it then owns to Sunoco's shareholders on or before the date that is 12 months after the completion of this offering by means of a spin-off, which is a *pro rata* distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco's common stock. Sunoco's agreement to complete the distribution is contingent on the satisfaction or waiver of a variety of

conditions. In addition, Sunoco has the right to terminate its obligations to complete the distribution if, at any time, Sunoco's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. As a result, the distribution may not occur by the contemplated time or at all. For a discussion of the conditions to the distribution and Sunoco's rights to terminate its obligation to complete the distribution, see "Arrangements Between Sunoco and Our Company" and "Risk Factors."

Prior to the completion of this offering, we will enter into agreements with Sunoco that will govern the separation of our businesses from Sunoco and various interim and ongoing relationships. These agreements will be in effect as of the completion of this offering. They will provide for, among other things, the transfer from Sunoco to us of assets and the assumption by us of liabilities comprising our businesses. For more information regarding the assets and liabilities to be transferred to us, see our combined pro forma and historical financial statements and accompanying notes included elsewhere in this prospectus. See "Arrangements Between Sunoco and Our Company" for a more detailed discussion of these agreements. All of the agreements relating to our separation from Sunoco will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Sunoco. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors—Risks Related to Our Ongoing Relationship with Sunoco."

The Underwriting and Exchange

Instead of selling shares of our common stock directly to the underwriters for cash, Sunoco will first exchange the shares of our common stock to be sold in this offering with the debt exchange party for outstanding debt obligations of Sunoco held by the debt exchange party. We expect that the debt exchange party will hold indebtedness of Sunoco having an aggregate principal amount of approximately $227 million based on a maximum assumed initial public offering price of $17.00 per share, which is the high point of the price range set forth on the cover of this prospectus. The amount of indebtedness of Sunoco held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold in this offering, inclusive of the shares of our common stock that may be sold pursuant to the over-allotment option. We expect that Credit Suisse AG, Cayman Islands Branch, an affiliate of one of the underwriters, will be the debt exchange party. The debt exchange party will then sell our shares to the underwriters. Upon completion of the debt for equity exchange, the Sunoco debt obligations exchanged in the debt for equity exchange will be retired. We do not guarantee or have any other obligations in respect of these Sunoco debt obligations. See "Underwriting—The Exchange."

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled "Risk Factors" following this prospectus summary. These risks include, but are not limited to:

- Risks related to our operations generally, such as:

  - Unfavorable economic conditions could cause our customers to reduce their demand for our products, default on the debts they owe to us or defer contracted shipments of coke or coal.

  - Extensive laws and regulations, including those related to permits, environmental matters and health and safety, may increase our costs of conducting our cokemaking and coal mining businesses.

  - Equipment upgrades, equipment failures and depreciation of assets may lead to production curtailments, shutdowns or additional expenditures.

- Risks related to our cokemaking business, such as:

  - Our customers operate in a competitive and cyclical industry, which may result in their default on, or failure to comply with, their contractual obligations to purchase coke, failure to extend their existing

contracts with us, or enter into new long-term contracts with us that are less advantageous than our existing contracts with them.

- Our current customer base is concentrated among three customers, with one customer, ArcelorMittal, accounting for approximately 69 percent of our total revenues in 2010.

- Our domestic or international growth strategies to develop, design, construct, start up and operate new cokemaking facilities domestically or internationally may not be successfully implemented.

- Risks related to our coal mining business, such as:

- Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

- Extensive environmental and safety regulations impose significant costs on our coal mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly.

- Operating risks related to our coal mining operations that are beyond our control could result in a material increase in operating expenses and a decrease in production levels.

Conflicts of Interest

Immediately prior to the completion of this offering, Sunoco will own all of our outstanding common stock. Immediately following completion of this offering, we expect Sunoco will own approximately 83.4 percent of our shares of common stock, assuming the underwriters do not exercise their over-allotment option. Prior to this offering, we have had, and, after this offering, we will continue to have, certain commercial and contractual arrangements with Sunoco and its affiliates. Sunoco intends to consummate a debt exchange pursuant to which it will exchange a portion of our outstanding common stock for outstanding indebtedness of Sunoco pursuant to an exchange agreement with the debt exchange party. We expect that Credit Suisse AG, Cayman Islands Branch, an affiliate of one of the underwriters, will be the debt exchange party. The debt exchange party will receive all of the net proceeds of this offering if the exchange described in "Underwriting" takes place. Certain of the underwriters may be deemed to have a "conflict of interest" under Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. See "Risk Factors—Risks Related to Our Relationship with Sunoco," "Use of Proceeds," and "Underwriting."

Corporate and Other Information

We were incorporated as SunCoke Energy, Inc. in December 2010 under the laws of the State of Delaware. Our principal executive offices are located at 1011 Warrenville Road, 6th Floor, Lisle, IL 60532. Our telephone number is +1 (630) 824-1000. Our website is *www.suncoke.com*. **The information and other content contained on our website is not incorporated by reference in this prospectus. You should not consider information and other content contained on our website to be a part of this prospectus.**

About Sunoco, Inc.

Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, is a leading transportation fuel provider, with operations located mainly in the East Coast and Midwest regions of the United States. In addition to its ownership interest in us, Sunoco sells transportation fuels through more than 4,900 branded retail locations in 23 states. APlus convenience stores are operated by Sunoco or independent dealers in more than 600 of its retail locations. The retail network in the Northeast is principally supplied by Sunoco-owned refineries with a combined crude oil processing capacity of 505 thousand barrels per day. Sunoco is also the general partner and has a 34 percent interest in Sunoco Logistics Partners, L.P., a publicly traded master limited partnership which owns and operates 7,600 miles of refined product and crude oil pipelines and approximately 40 active product terminals. Many of Sunoco Logistics' pipelines and terminals and storage facilities are integrated with Sunoco's retail network and refineries.

**The Offering**

Common stock to be sold in this offering.	11,600,000 shares (16.6 percent of shares outstanding)
Total common stock to be issued and outstanding immediately after this offering.	70,000,000 shares
Common stock to be held by Sunoco immediately after this offering	58,400,000 shares (83.4 percent of shares outstanding)

Over-allotment option . . . . The underwriters have an option to acquire a maximum of 1,740,000 additional shares from the selling stockholder as described in "Underwriting" to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold pursuant to the over-allotment option.

Selling stockholder . . . . Sunoco, as selling stockholder, will grant the debt exchange party the right to purchase up to 13,340,000 shares of our common stock, in connection with this offering, if and to the extent Sunoco completes the exchange of certain of its indebtedness with the debt exchange party for our shares prior to the completion of the offering. Although, under U.S. federal securities laws, Sunoco is the selling stockholder of any shares of our common stock, the debt exchange party, not Sunoco, will receive the cash proceeds from the sale of the shares of our common stock in this offering.

Use of proceeds. We will not receive any proceeds from the sale of our common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange party, which will acquire our common stock being sold in this offering from Sunoco in exchange for outstanding Sunoco indebtedness held by the debt exchange party.

Conditions to this offering . . . . The consummation of this offering is subject to the satisfaction (or waiver by Sunoco in its sole discretion) of the following material conditions:

- the completion of the separation and the related transactions;

- our entry into the credit facilities, our issuance of the senior notes and Sunoco's receipt from us of $575 million from the proceeds of such financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco;

- the completion of the debt-for-equity exchange; and

- Sunoco's satisfaction that the subsequent distribution will qualify as a tax-free distribution to Sunoco, us and Sunoco's shareholders.

For a list of all conditions to this offering, see "Arrangements Between Sunoco and Our Company—Separation and Distribution

	Agreement—Initial Public Offering," and for a discussion of the conditions precedent to the senior notes offering and the credit facilities, the consummation of which are conditions to this offering, see "Description of Certain Indebtedness."
Dividend policy......................	We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend practices at any time, including to increase, decrease or eliminate our dividend. See "Dividend Policy."
New York Stock Exchange symbol....	Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol "SXC."

Unless otherwise indicated, all references to the number and percentage of shares of common stock outstanding and percentage ownership information are based on our "pro forma shares of common stock," in each case following this offering and the separation and assuming the following:

- There is no exercise of the underwriters' option to purchase up to 1,740,000 additional shares of our common stock to cover over-allotments, if any; and

- The number of pro forma shares of common stock excludes approximately 6,500,000 shares of our common stock reserved for issuance under benefit plans for our employees and directors.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth certain of our summary historical and pro forma financial and operating data. We derived our summary historical financial data as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 from our audited combined financial statements, included elsewhere in this prospectus. We derived our summary historical financial data as of March 31, 2011 and 2010 and for the three months ended March 31, 2011 and 2010 from our unaudited combined financial statements included elsewhere in this prospectus.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco's benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives' actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during the periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The summary unaudited pro forma financial data is derived from our pro forma financial statements as of March 31, 2011 and for the three months then ended as well as our pro forma statement of income for the year ended December 31, 2010, included elsewhere in this prospectus. We derived our summary pro forma financial statements by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus. The unaudited pro forma statements of income give effect to the transactions described elsewhere in this prospectus as if they had occurred as of January 1, 2010. The unaudited pro forma combined balance sheet gives effect to such transactions as if they had occurred as of March 31, 2011.

Our summary unaudited pro forma financial statements have been prepared to reflect adjustments to our historical financial information that are attributable to our separation activities from Sunoco and to this offering, described in more detail elsewhere in this prospectus. The adjustments attributable to our separation activities reflect changes that will take place to enable us to operate separately from Sunoco, including changes in our capital structure.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for illustrative and informational purposes only and do not purport to represent what the financial position or results of operations would have been if we had operated as a stand-alone public company during the periods presented or if the transactions described above had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations or cash flows for any future period.

The following table includes one financial measure, Adjusted EBITDA, which we use in our business and is not calculated or presented in accordance with GAAP, but we believe such measure is useful to help investors understand our results of operations. We explain this measure and reconcile it to our net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP in note (3) to the following table.

The information below should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Financial and Operating Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Arrangements Between Sunoco and Our Company," our audited financial statements and related notes and our unaudited interim combined financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma	
	Years Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2010	2009	2008	2011	2010		
				(unaudited)		(unaudited)	
	(Dollars and shares in thousands, except per share data)						
Income Statement Data:							
Revenues							
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936	$332,967	$328,224	$1,316,547	$332,967
Other income, net[1]	10,046	20,970	1,315	351	199	10,046	351
Total revenues	1,326,593	1,144,986	840,251	333,318	328,423	1,326,593	333,318
Costs and operating expenses							
Cost of products sold and operating expenses	1,036,944	860,830	630,771	281,329	252,183	1,036,944	281,329
Loss on firm purchase commitments	—	—	—	18,544	—	—	18,544
Selling, general and administrative expenses	67,232	40,205	34,244	16,160	13,255	67,232	16,160
Depreciation, depletion and amortization	48,157	32,323	24,554	13,020	10,712	48,157	13,020
Total costs and operating expenses	1,152,333	933,358	689,569	329,053	276,150	1,152,333	329,053
Operating income	174,260	211,628	150,682	4,265	52,273	174,260	4,265
Interest income—affiliate	23,687	24,063	27,351	5,682	5,744	—	—
Interest income	35	447	218	35	27	35	35
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(1,500)	(1,391)	—	—
Interest cost	—	—	—	—	—	(47,625)	(11,907)
Capitalized interest	701	1,493	3,999	312	88	7,228	4,043
Total financing income (expense), net	18,988	20,340	20,381	4,529	4,468	(40,362)	(7,829)
Income (loss) before income tax expense	193,248	231,968	171,063	8,794	56,741	133,898	(3,564)
Income tax expense	46,942	20,732	38,131	3,139	14,002	26,763	251
Net income (loss)	146,306	211,236	132,932	5,655	42,739	107,135	(3,815)
Less: Net income (loss) attributable to noncontrolling interests[2]	7,107	21,552	19,028	(6,171)	3,716	7,107	(6,171)
Net income attributable to net parent investment/ SunCoke Energy, Inc. stockholders	$ 139,199	$ 189,684	$113,904	$ 11,826	$ 39,023	$ 100,028	$ 2,356
Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:							
Basic						$ 1.43	$ 0.03
Diluted						$ 1.43	$ 0.03
Pro forma weighted-average shares of common stock outstanding:							
Basic						70,000	70,000
Diluted						70,000	70,000

	Historical					Pro Forma	
	Years Ended December 31,			**Three Months Ended March 31,**		**Year Ended December 31, 2010**	**Three Months Ended March 31, 2011**
	2010	**2009**	**2008**	**2011**	**2010**		
	(Dollars in thousands, except per share data)						
Other Financial Data							
Adjusted EBITDA[3]	$227,293	$230,205	$157,256	$26,581	$61,799	$227,293	$26,581
Cash Flows Data:							
Net cash provided by operating activities	$296,603	$187,246	$171,330	$7,354	$88,749		
Net cash used in investing activities	$(213,921)	$(215,106)	$(304,469)	$(95,196)	$(9,744)		
Net cash provided by (used in) financing activities	$(45,331)	$7,619	$133,703	$58,706	$(36,606)		
Capital expenditures:							
Ongoing[4]	$45,943	$28,218	$15,545	$7,142	$7,589		
Expansion[5]	169,714	186,976	288,928	52,338	2,155		
Total.......................	$215,657	$215,194	$304,473	$59,480	$9,744		
Balance Sheet Data (at period end):							
Properties, plants and equipment, net[6]	$1,180,208	$1,012,771	$826,072	$1,291,581	$1,011,804		$1,291,581
Total assets	$1,718,466	$1,546,686	$1,312,905	$1,860,110	$1,568,851		$1,694,302
Total debt, including current portion and amounts due to affiliates	$944,325	$434,269	$408,039	$1,006,532	$401,904		$700,000
Net parent investment/SunCoke Energy, Inc. stockholders' equity.....................	$369,541	$741,994	$552,412	$380,977	$799,221		$401,459
Coke Operating Data:							
Owned and Operated Capacity Utilization (%).............	97	90	95	95	92		
Domestic coke sales volumes—owned and operated plants (thousands of tons)	3,638	2,813	2,628	872	833		
International coke production—operated plant (thousands of tons)......................	1,636	1,263	1,581	364	413		
Coal Operating Data[7]:							
Coal sales (thousands of tons):							
Internal use..............	1,275	1,189	1,170	300	327		
Third parties.............	2	25	63	86	—		
Total.......................	1,277	1,214	1,233	386	327		
Coal production (thousands of tons)......................	1,104	1,134	1,179	335	311		

---

[1] Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.

[2] Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations.

(3) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined statements of income. These sales discounts represent the sharing with our customers of a portion of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. The following table (unaudited) reconciles Net Income to EBITDA and Adjusted EBITDA:

	Historical					Pro Forma	
	Years Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2010	2009	2008	2011	2010		
	(Dollars in thousands, except per share data)						
Net income (loss)	$146,306	$211,236	$132,932	$ 5,655	$42,739	$107,135	$ (3,815)
Add: Depreciation, depletion and amortization	48,157	32,323	24,554	13,020	10,712	48,157	13,020
Subtract: Interest income (primarily from affiliates)	(23,722)	(24,510)	(27,569)	(5,717)	(5,771)	(35)	(35)
Add: Interest cost—affiliates	5,435	5,663	11,187	1,500	1,391	—	—
Add: Interest cost	—	—	—	—	—	47,625	11,907
Subtract: Capitalized interest	(701)	(1,493)	(3,999)	(312)	(88)	(7,228)	(4,043)
Add: Income tax expense	46,942	20,732	38,131	3,139	14,002	26,763	251
EBITDA	222,417	243,951	175,236	17,285	62,985	222,417	17,285
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	11,983	7,806	1,048	3,125	2,530	11,983	3,125
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(7,107)	(21,552)	(19,028)	6,171	(3,716)	(7,107)	6,171
Adjusted EBITDA	$227,293	$230,205	$157,256	$26,581	$61,799	$227,293	$26,581

(4) Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.

(5) Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.

(6) Includes lease and mineral rights and other intangibles.

(7) Includes production from company and contractor operated mines.

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider each of the following risks and all of the other information set forth in this prospectus before making an investment decision regarding our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Operations

Unfavorable economic conditions may cause our customers to reduce their demand for our products or default on their obligations to us, both of which could adversely affect our cash flows, financial position or results of operations.

Economic conditions in the United States and throughout much of the world experienced a sudden, sharp downturn in 2008 and 2009. If such unfavorable economic conditions were to occur again, certain of our metallurgical coke customers may reduce their demand for our coke and coal, seek to delay shipments, or may struggle or fail to meet their obligations to us, especially if they experience defaults on receivables due from their customers. Our steel industry customers experience significant fluctuations in demand for steel products because of economic conditions, consumer demand, raw material and energy costs, and decisions by the U.S. federal and state governments to fund or not fund infrastructure projects, such as highways, bridges, schools, energy plants, railroads and transportation facilities. Unfavorable economic conditions, including the reduced availability of credit, may cause a reduction in the demand for steel products, which, in turn, could adversely affect our customers' demand for our products. During periods of weak demand for steel or coal, our customers may seek to renegotiate or cancel their existing coke and coal purchase commitments to us, or decline to renew existing agreements with us when such agreements expire. As a result, we may not be able to sell all the coke and coal that we produce.

Future disruptions of the credit markets may result in financial instability of some of our customers and, in some cases, lead to their insolvency and/or bankruptcy. Such instability could cause our customers to default on their obligations to us. In addition, competition with other suppliers of coke or coal could force us to extend credit to customers and on terms that could increase the risk of payment default. Any of these events ultimately could have an adverse effect on our cash flows, financial position or results of operations.

We are subject to extensive laws and regulations, which may increase our cost of doing business and have an adverse effect on our cash flows, financial position or results of operations.

Environmental, Health and Safety Laws

Our operations are subject to increasingly strict regulation by federal, state and local authorities with respect to protection of the environment and health and safety matters, including those legal requirements pursuant to the Clean Air Act and other laws that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the protection of groundwater quality and availability, plant and wildlife protection, reclamation and restoration of properties after mining or drilling is completed, the installation of various safety equipment in our facilities, control of surface subsidence from underground mining protection of employee health and safety. Complying with these requirements, including the terms of our permits, can be costly and time-consuming, and may delay commencement or continuation of exploration or production operations.

Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could limit our

operations. We may not have been, or may not be, at all times, in complete compliance with all of these requirements, and we may incur material costs or liabilities in connection with these requirements, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business. For a description of certain environmental laws and matters applicable to us, see "Business—Legal and Regulatory Requirements."

In addition, greenhouse gas emissions may be subject to future federal regulation. The EPA has begun to implement greenhouse gas-related reporting and permitting rules, and the U.S. Congress has considered "cap and trade" legislation that would establish an economy-wide cap on emissions of greenhouse gases and require most sources of greenhouse gas emissions to obtain greenhouse gas emission "allowances" corresponding to their annual emissions of greenhouse gases. Federal or state regulations requiring us, or our customers, to employ expensive technology to capture and sequester carbon dioxide could adversely affect our future revenues, or profitability.

Healthcare Laws

In March 2010, the Patient Protection and Affordable Care Act, or PPACA, was enacted, potentially affecting our costs to provide healthcare benefits to our eligible active and retired employees and certain black lung benefits. The PPACA has both short-term and long-term implications on benefit plan standards. Implementation of this legislation is planned to occur in phases, with plan standard changes taking effect beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018. In the short term, our healthcare costs may rise, due to an increase in the maximum age for covered dependents to receive benefits, changes to benefits for occupational disease related illnesses, the elimination of lifetime dollar limits per covered individual and restrictions of annual dollar limits per covered individual, among other standard requirements. In the long term, our healthcare costs could increase due to a tax on "high cost" plans and the elimination of annual dollar limits per covered individual, among other standard requirements. Changes that make it easier to qualify for black lung benefits also may result in increased costs. We currently are analyzing this legislation to determine the full extent of the impact of the required changes to comply with this legislation and the resulting costs. A substantial increase in costs as a result of this legislation, and the related regulations, could have a potentially adverse effect on our financial condition or results of operations.

Equipment upgrades, equipment failures and deterioration of assets may lead to production curtailments, shutdowns or additional expenditures.

Our cokemaking and coal mining operations depend upon critical pieces of equipment that occasionally may be out of service for scheduled upgrades or maintenance or as a result of unanticipated failures. Our facilities are subject to equipment failures and the risk of catastrophic loss due to unanticipated events such as fires, accidents or violent weather conditions. As a result, we may experience interruptions in our processing and production capabilities, which could have a material adverse effect on our results of operations and financial condition.

In addition, assets critical to the operations of our cokemaking and coal mining operations, including our cokemaking facilities and equipment and our coal mines, may deteriorate or become depleted materially sooner than we currently estimate. Such deterioration of assets may result in additional maintenance spending or additional capital expenditures. If these assets do not generate the amount of future cash flows that we expect, and we are not able to procure replacement assets in an economically feasible manner, our future results of operations may be materially and adversely affected.

We are also required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carrying amount may not be recoverable or whenever management's plans change with respect to those assets. For example, at our Indiana Harbor cokemaking facility some ovens and associated equipment are

heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. A preliminary engineering assessment has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed. If we are required to incur impairment charges in the future, our results of operations in the period taken could be materially and adversely affected.

We may be unable to obtain, maintain or renew permits or leases necessary for our operations, which could materially reduce our production, cash flow or profitability.

Our cokemaking facilities and coal mining operations require us to obtain a number of permits that impose strict regulations on various environmental and operational matters in connection with cokemaking and coal mining. These include permits used by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by our regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future cokemaking facilities or coal mines. The public, including non-governmental organizations, environmental groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizen's lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of cokemaking or coal mining activities. For example, environmental groups have challenged our permit-to-install, or PTI, for our Middletown, Ohio facility on the basis that the facility fails to satisfactorily meet the requirements of the Clean Air Act. If this challenge succeeds, or any permits or leases are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our cokemaking or coal mining operations, our cash flows or profitability could be materially and adversely affected.

Our businesses are subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

We currently maintain insurance policies through Sunoco that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our businesses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain environmental and pollution risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our insurance costs may increase and certain coverages may be unavailable if we are no longer participating in Sunoco's insurance plans or programs. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from un-insured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

We also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers' compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our operations and our profitability could be adversely affected.

Our operating results have been and may continue to be affected by fluctuations in our costs of production, and, if we cannot pass increases in our costs of production to our customers, our financial condition, results of operations and cash flows may be negatively affected.

Over the course of the last two to three years, many of the components of our cost of produced coke and coal revenues, including cost of supplies, equipment and labor, have experienced significant price inflation, and such price inflation may continue in the future. Our coal mining operations, for example, require a reliable supply of mining and industrial equipment, replacement parts, fuel and steel-related products, including roof control and lubricants. The supplier base providing such mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, resulting in a situation where purchases of certain underground mining equipment are concentrated in single suppliers. The price of such components is also highly volatile. Our profit margins may be reduced and our financial condition, results of operations and cash flows may be adversely affected if the costs of production increase significantly and we cannot pass such increases in our costs of production to our customers.

If we fail to maintain satisfactory labor relations, we may be adversely affected. Union represented labor creates an increased risk of work stoppages and higher labor costs.

If some, or all, of our non-union operations become unionized, we may be subject to an increased risk of work stoppages, other labor disputes and higher labor costs, which may adversely affect the stability of production and reduce our future revenues, or profitability. Legislation has been proposed to the U.S. Congress to enact a law allowing for workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if such legislation is enacted into law, it will be administratively easier for labor unions to organize into collective bargaining units and may lead to more of our operations becoming unionized.

We have obligations for long-term employee plan benefits that may involve expenses that are greater than we have assumed.

We are required to provide various long-term employee benefits to retired employees and current employees who will retire in the future. At December 31, 2010, these obligations included:

- pension benefits of $30.9 million; and

- post retirement medical and life insurance of $46.8 million.

We have estimated certain of these unfunded obligations based on actuarial assumptions described in the notes to our financial statements. However, if our assumptions are inaccurate, we could be required to expend materially greater amounts than anticipated. Approximately 98 percent of the pension benefits were funded on an accounting basis at December 31, 2010, while the post-retirement medical and life insurance obligations are unfunded. If we are required to expend materially greater amounts than anticipated, it could have a material and adverse effect on our financial condition, results of operations and cash flows.

We currently are, and likely will be, subject to litigation, the disposition of which could have a material adverse effect on our cash flows, financial position or results of operations.

The nature of our operations exposes us to possible litigation claims in the future, including disputes relating to our operations and commercial and contractual arrangements. Although we make every effort to avoid litigation, these matters are not totally within our control. We will contest these matters vigorously and have made insurance claims where appropriate, but because of the uncertain nature of litigation and coverage decisions, we cannot predict the outcome of these matters. We recently settled a significant litigation matter with certain operating subsidiaries of ArcelorMittal USA, the customer purchasing coke from our Jewell cokemaking facility. Litigation is very costly, and the costs associated with prosecuting and defending litigation matters could

have a material adverse effect on our financial condition and profitability. In addition, our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation currently pending in the courts or by litigation that may be filed against us in the future. We are also subject to significant environmental and other government regulation, which sometimes results in various administrative proceedings.

Risks Related to Our Cokemaking Business

Our customers operate in a competitive and cyclical industry, and their default or non-compliance on their contractual obligations to purchase coke from us, or the failure of our customers to continue to purchase coke from us at similar prices under similar arrangements, may have a material and adverse effect on our financial position, results of operations and cash flows.

All of our coke sales agreements currently contain take-or-pay provisions, pursuant to which our customers are required to either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. During periods of weak demand for steel, our steel industry customers may experience significant reductions in their operations, or substantial declines in the prices of the steel they sell. These and other factors may lead some customers to seek renegotiation or cancellation of their existing long-term coke purchase commitments to us. We have, and will continue to, work constructively with our customers to resolve issues, and, where appropriate, we will actively pursue legal process to protect our rights. Customer defaults on existing contractual obligations to purchase our coke may have a material and adverse effect on our financial position, results of operations and cash flows.

If a substantial portion of our agreements to supply metallurgical coke are modified or terminated or if *force majeure* is exercised, we may be adversely affected if we are not able to replace such agreements, or if we are not able to enter into new agreements at the same level of profitability. The profitability of our long-term coke sales agreements depends on a variety of factors that vary from agreement to agreement and fluctuate during the agreement term. We may not be able to obtain long-term agreements at favorable prices, compared either to market conditions or to our cost structure. Price changes provided in long-term supply agreements may not reflect actual increases in production costs. As a result, such cost increases may reduce profit margins on our long-term coke sales agreements. In addition, contractual provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term price volatility.

From time to time, we discuss the extension of existing agreements and enter into new long-term agreements for the supply of metallurgical coke to our customers, but these negotiations may not be successful and these customers may not continue to purchase coke from us under long-term coke sales agreements. If any one or more of these customers were to significantly reduce their purchases of coke from us, or if we were unable to sell coke to them on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations may be materially and adversely affected.

Further, because of certain technological design constraints, which are discussed in more detail in "Business—Our Cokemaking Technology," we do not have the ability to shut down our cokemaking operations if we do not have adequate customer demand. If a customer refuses to take or pay for our coke, we must continuously operate our coke ovens even though we may not be able to sell our coke immediately and may incur significant additional costs for natural gas to maintain the temperature inside our coke oven batteries, which may have a material and adverse effect on our financial position, results of operations and cash flows.

The financial performance of our cokemaking business is substantially dependent upon three customers in the steel industry, and any failure by them to perform under their contracts with us could adversely affect our financial condition, results of operations and cash flows.

Substantially all of our domestic coke sales are currently made under long-term contracts with ArcelorMittal, U.S. Steel and AK Steel. For the year ended December 31, 2010, ArcelorMittal accounted for approximately 69 percent of our total revenues. We expect these three customers to continue to account for a

significant portion of our revenues for the foreseeable future. If any one or more of these customers were to significantly reduce its purchases of coke from us, or default on their agreements with us, or fail to renew or terminate its agreements with us, or if we were unable to sell coke to any one or more of these customers on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations could be materially and adversely affected.

We may not be able to successfully implement our North American growth strategy and develop, design, construct, start up, or operate new cokemaking facilities in North America.

We may not be able to complete construction of, or efficiently operate, cokemaking facilities that we develop in the future, including our Middletown, Ohio cokemaking facility, which is currently under construction. Further development of future cokemaking facilities may not be within the expected time line or budget. We cannot predict the effect that any failed expansion may have on our core business. Regardless of whether we are successful in constructing and/or operating additional cokemaking facilities, the negotiations for development of such facilities could disrupt our ongoing business, distract management and increase our expenses. If we are not able to successfully execute our plans for the development and expansion of our North American cokemaking operations, whether as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

We may not be able to successfully implement our international growth strategy and develop, design, construct, start up and operate new cokemaking facilities outside of North America.

A central element of our growth strategy involves the international expansion of our business. We expanded our cokemaking business internationally in 2007 through our development and operation of our customer's cokemaking facility in Vitória, Brazil. We are currently exploring opportunities with steel companies for developing new cokemaking facilities in foreign countries, which could be either wholly owned or developed through other business structures.

Our ability to expand internationally and enter into additional arrangements in non-U.S. markets is subject to a variety of risks, including, but not limited to:

- the possibility of negative developments in the demand for steel in non-U.S. markets;

- the difficulty or costs associated with complying with industry guidelines or laws or regulations of non-U.S. markets;

- the possibility that language and other cultural differences may inhibit our development and operations efforts and create internal communication problems among our U.S. and non-U.S. teams, increasing the difficulty of managing multiple, remote locations performing various development and quality assurance projects;

- compliance with non-U.S. laws that may be unfamiliar to our management and employees;

- currency risk due to the fact that our revenues and/or expenses for our international operations may be denominated in different currencies; and

- economic, political instability or legal restrictions could affect our ability to efficiently invest and repatriate our capital from the local country.

If we are not able to successfully execute our plans for international development and expansion of our cokemaking operations, as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

Excess capacity in the global steel industry, including in China, may weaken demand for steel produced by our U.S. steel industry customers, which, in turn, may reduce demand for our coke.

In some countries, such as China, steelmaking capacity exceeds demand for steel products. Rather than reducing employment by matching production capacity to consumption, steel manufacturers in these countries (often with local government assistance or subsidies in various forms) may export steel at prices that are significantly below their home market prices and that may not reflect their costs of production or capital. The availability of this steel at such prices may negatively affect our steelmaking customers, who may not be able to increase the prices that they charge for steel as supply of steel increases. As a result, the profitability and financial position of our steelmaking customers may be adversely affected, which in turn, could adversely affect the certainty of our long-term relationships with those customers and our own financial position, results of operations and cash flows.

We face increasing competition both from alternative steelmaking and cokemaking technologies that have the potential to reduce or completely eliminate the use of metallurgical coke, may reduce the demand for the coke we produce and which could have an adverse effect on our results of operations.

Historically, metallurgical coke has been used as a main input in the production of steel in blast furnaces, and nearly all integrated steel mills still use blast furnace technology. However, many steelmakers also are exploring alternatives to blast furnace technology that require less or no use of metallurgical coke. For example EAF technology is a commercially proven process widely used in the United States. As these alternative processes for production of steel become more widespread, the demand for metallurgical coke, including the coke we produce, may be significantly reduced, and this reduction could have a material and adverse effect on our financial position, results of operations and cash flows.

We also face competition from alternative cokemaking technologies, including both by-product and non-recovery technologies. As these technologies improve and as new technologies are developed, we anticipate that competition among non-conventional coke producers will intensify. Such increased competition may adversely affect our future revenues and profitability.

Certain provisions in our long-term coke sales agreements, resulting in suspension of the performance due to force majeure, or imposition of economic penalties for failure to meet minimum volume requirements or other required specifications, may have an adverse effect on our future revenues, or profitability.

All of our coke sales agreements contain provisions requiring us to supply minimum volumes of coke to our customers. To the extent we do not meet these minimum volumes, we are generally required under the terms of our coke sales agreements to procure replacement coke supply to our customers at the applicable contract price or potentially be subject to cover damages for any shortfall. For example, in 2010, we did not meet our contractual volume minimums at our Indiana Harbor cokemaking facility. Because our customer did not require the additional coke, we were not required to replace the shortfall nor did we incur financial penalties. In 2011, we again expect production volumes at our Indiana Harbor cokemaking facility to be below the contractual minimum levels and as such, have contracted for third party coke supply to meet the expected shortfall for 2011 at a cost that will exceed our contract selling price. Additionally, production volumes in 2012 and 2013 may also be below the contractual minimums. If future shortfalls occur, we will work with our customer to identify possible other supply sources while we implement operating improvements at this facility, but we may not be successful in identifying alternative supplies and may be subject to paying the contract price for any shortfall or for cover damages, either of which could adversely affect our future revenues and profitability. Most of our coke sales agreements also contain provisions requiring us to deliver coke that meet certain quality thresholds. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of our agreements, any or all of which could adversely affect our future revenues and profitability.

Our coke sales agreements contain *force majeure* provisions allowing temporary suspension of performance by our customers during the duration of specified events beyond the control of our customers. Declaration of

force majeure, coupled with a lengthy suspension of performance under one or more coke sales agreements, may seriously and adversely affect our cash flows, financial position and results of operations.

Income from operation of the Vitória, Brazil cokemaking facility may be affected by global and regional economic and political factors and the policies and actions of the Brazilian government.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We earn income from the Vitória, Brazil operations through licensing and operating fees earned at the Brazilian cokemaking facility payable to us under long-term agreements with the project company and an annual preferred dividend from the project company guaranteed by the Brazilian affiliate of ArcelorMittal. These revenues depend on continuing operations and, in some cases, certain minimum production levels being achieved at the Vitória cokemaking facility. In the past, the Brazilian economy was characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has changed in the past, and may change monetary, taxation, credit, tariff and other policies to influence Brazil's economy in the future. If the operations at Vitória cokemaking facility are interrupted or if certain minimum production levels are not achieved, we will not be able to earn the same licensing and operating fees as we are currently earning which could have an adverse affect on our financial position, results of operations and cash flows.

To the extent we do not meet coal-to-coke yield standards in our coke sales agreements, we are responsible for the cost of the excess coal used in the cokemaking process, which could adversely impact our results of operations and profitability.

Our ability to pass through our coal costs to our customers under our coke sales agreements is generally subject to our ability to meet some form of coal-to-coke yield standard. To the extent that we do not meet the yield standard in the contract, we are responsible for the cost of the excess coal used in the cokemaking process. We may not be able to meet the yield standards at all times, and as a result we may suffer lower margins on our coke sales and our results of operations and profitability could be adversely affected.

Disruptions to our supply of coal and coal blending services may reduce the amount of coke we produce and deliver and, if we are not able to cover the shortfall in coal supply or obtain replacement blending services from other providers, our results of operations and profitability could be adversely affected.

Most of the metallurgical coal used to produce coke at our cokemaking facilities, other than our Jewell facility, is purchased from third parties under one- to two-year contracts. While we believe there is an ample supply of metallurgical coal available and we have been able to supply these facilities without any significant disruption in coke production in the past, economic, environmental, and other conditions outside of our control may reduce our ability to source sufficient amounts of coal for our forecasted operational needs. The failure of our coal suppliers to meet their supply commitments could materially and adversely impact our results of operations if we are not able to make up the shortfalls resulting from such supply failures through purchases of coal from other sources.

Other than at our Jewell cokemaking facility, we rely on third parties to blend coals that we have purchased into coal blends that we use to produce coke. We have entered into long-term agreements with coal blending service providers that are co-terminous with our coke sales agreements. Generally, we store an inventory of blended coal at or near our cokemaking facilities to cover approximately 15 to 30 days of coke production. There are limited alternative providers of coal blending services and disruptions from our current service providers could materially and adversely impact our results of operations.

Limitations on the availability and reliability of transportation, and increases in transportation costs, particularly rail systems, could materially and adversely affect our ability to obtain a supply of coal and deliver coke to our customers.

Our ability to obtain coal depends primarily on third-party rail systems and to a lesser extent river barges. If we are unable to obtain rail or other transportation services, or are unable to do so on a cost-effective basis, our

results of operations could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery. The loss of access to rail capacity could create temporary disruption until the access is restored, significantly impairing our ability to receive coal and resulting in materially decreased revenues. Our ability to open new cokemaking facilities may also be affected by the availability and cost of rail or other transportation systems available for servicing these facilities.

Our coke production obligations at our Jewell cokemaking facility and one half of our Haverhill cokemaking facility require us to deliver coke to certain customers via railcar. We have entered into long-term rail transportation agreements to meet these obligations. Disruption of these transportation services because of weather-related problems, mechanical difficulties, train derailments, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, fuel costs, transportation delays, accidents, terrorism, domestic catastrophe or other events could temporarily or over the long term impair our ability to produce coke, and therefore, could materially and adversely affect our business and results of operations.

The Brazilian licensing agreement for certain of our Brazilian patents used at the Vitória cokemaking facility may terminate if we are not able to maintain or supplement the patents subject to the licensing agreement, which may have an adverse effect on our future revenues and profitability.

We currently collect certain fees in connection with the licensing of certain of our Brazilian patents at the Vitória cokemaking facility pursuant to a Brazilian licensing agreement with a term that runs through 2023. The validity of these patents is being challenged in Brazil, and the patents will otherwise expire by May 2014. We have two patent applications (one of which has been opposed by the party challenging our existing Brazilian patents) awaiting examination that, if approved, we expect will permit the Brazilian licensing agreement to continue through at least 2023. If the challenge to our existing Brazilian patents is successful, or if such Brazilian patents expire prior to a new Brazilian patent becoming subject to the Brazilian licensing agreement, and we no longer have any technology licensed under any applicable licensing agreement, we will no longer receive any licensing fees. The loss of these licensing fees would adversely affect our results of operations.

Labor disputes with the unionized portion of our workforce could affect us adversely.

As of April 30, 2011, we have approximately 980 employees in the United States. Approximately 320, or 33 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. As of April 30, 2011, we have approximately 200 employees at the cokemaking facility in Vitória, Brazil all of whom are represented by a union. When these agreements expire or terminate, we may not be able to negotiate the agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could adversely affect our ability to satisfy our customers' orders and, as a result, adversely affect our production and profitability.

Risks Related to Our Coal Mining Business

Coal prices are volatile, and a substantial or extended decline in prices could adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive for coal in the future depend upon factors beyond our control, including:

- the domestic and foreign demand for metallurgical coal;

- the quantity and quality of coal available from domestic and foreign competitors;

- the demand for steel, which may lead to price fluctuations in the re-pricing of our metallurgical coal contracts;

- competition within our industry;

- adverse weather, climatic or other natural conditions, including natural disasters;

- domestic and foreign economic conditions, including economic slowdowns;

- legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions; and

- the proximity, capacity and cost of transportation facilities.

A substantial or extended decline in the prices we receive for our future coal sales could adversely affect our profitability and the value of our coal reserves.

Extensive governmental regulations pertaining to employee health and safety and mandated benefits for retired coal miners impose significant costs on our mining operations, which could materially and adversely affect our results of operations.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as employee health and safety and mandated benefits for retired coal miners. Compliance with these requirements imposes significant costs on us and can result in reduced productivity. Moreover, the possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers' compensation liabilities, it could harm our future operating results. In addition, the erosion through tort liability of the protections we are currently provided by workers' compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before January 1, 1970. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. At December 31, 2010, our liabilities for coal workers' black lung benefits totaled $26.6 million. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business. See "Business—Legal and Regulatory Requirements—Other Regulatory Requirements."

Federal or state regulatory agencies have the authority to order our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine and may incur fines. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue *force majeure* notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of *force majeure* notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Our coal operations also provide substantially all of the coal used at our Jewell cokemaking facility. The inability to deliver the required coal to this facility could significantly impact operations at the facility. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly, any one or more of which could materially and adversely affect our financial position and/or results of operations.

Our coal mining operations are subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

- limitations on land use;

- mine permitting and licensing requirements;

- reclamation and restoration of mining properties after mining is completed;

- management of materials generated by mining operations;

- the storage, treatment and disposal of wastes;

- remediation of contaminated soil and groundwater, including with respect to past or legacy mining operations;

- air quality standards;

- water pollution;

- protection of human health, plant-life and wildlife, including endangered or threatened species;

- protection of wetlands;

- the discharge of materials into the environment;

- the effects of mining on surface water and groundwater quality and availability; and

- the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters can be costly and time-consuming, and could delay commencement or continuation of expansion or production operations. We may not have been, or may not be, at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, also may require us to change operations significantly, or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see the section entitled "Business—Legal and Regulatory Requirements" for further information about the various governmental regulations affecting us.

Our coal mining operations are subject to operating risks, some of which are beyond our control, that could result in a material increase in our operating expenses and a decrease in our production levels.

Factors beyond our control could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs, all of which could have a material adverse effect on our results of operations. Such factors could include:

- poor mining conditions resulting from geological, hydrologic or other conditions that may cause damage to nearby infrastructure or mine personnel;

- variations in the thickness and quality of coal seams, and variations in the amounts of rock and other natural materials overlying the coal being mined;

- a major incident at a mine site that causes all or part of the operations of the mine to cease for some period of time;

- mining, processing and plant equipment failures and unexpected maintenance problems;

- adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;

- unexpected or accidental surface subsidence from underground mining;

- accidental mine water discharges, fires, explosions or similar mining accidents; and

- competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction.

If any of these conditions or events occur, our coal mining operations may be disrupted, we could experience a delay or halt of production or shipments, operating costs could increase significantly, and we could incur substantial losses. In particular, our Jewell cokemaking facility currently obtains essentially all of its metallurgical coal requirements from our existing coal mining operations. Disruptions in our coal mining operations, resulting in decreased production of metallurgical coal, could seriously and adversely affect production at our Jewell cokemaking facility.

If transportation for our coal becomes unavailable or uneconomic for our customers, it may impair our ability to sell coal, and our results of operations may be adversely affected.

Transportation costs represent a significant portion of the total cost of coal and the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs and the lack of sufficient rail and port capacity could lead to reduced coal sales. For example, all of our coal mining operations are substantially dependent on, and only have access to, a single rail provider. A substantial amount of the metallurgical coal produced from our coal mining operations is used in our adjacent Jewell cokemaking facility. However, future disruption of transportation services (due to weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, underperformance of port and rail infrastructure, congestion and balancing systems used to manage vessel queuing and demurrage, transportation delays or other reasons) may temporarily impair our ability to supply coal to other customers and adversely affect our results of operations.

We face numerous uncertainties in estimating economically recoverable coal reserves, and inaccuracies in estimates may result in lower than expected revenues, higher than expected costs and decreased profitability.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves as needed to reflect production of coal from the reserves, updated geological models and mining recovery data, tonnage contained in newly acquired lease areas and estimated costs of production and sale prices.

There are numerous factors and assumptions that affect economically recoverable reserve estimates, including:

- quality of the coal;

- historical production from the area compared with production from other producing areas;

- geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

- the percentage of coal ultimately recoverable;

- the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

- assumptions concerning the timing for the development of the reserves; and

- assumptions concerning equipment and productivity, future coal prices, operating costs, including costs for critical supplies such as fuel and tires, capital expenditures and development and reclamation costs.

Each of these factors may vary considerably. As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the foregoing factors and assumptions. Therefore, our estimates may not accurately reflect our actual reserves. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material. In late 2009, we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that as of December 31, 2010, our proven and probable coal reserves totaled at least 85 million tons. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable reserves for those additional seams during the third quarter of 2011. Our acquisition of the HKCC Companies added an additional 21 million tons of proven and probable coal reserves, increasing our total proven and probable reserves to at least 106 million tons. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Our inability to develop coal reserves in an economically feasible manner could materially and adversely affect our business.

Our future success depends upon our ability to continue developing economically recoverable coal reserves. If we fail to develop additional coal reserves, our existing reserves eventually will be depleted. We may not be able to obtain replacement reserves when we require them. Replacement reserves may not be available or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to develop coal reserves in the future also may be limited by the availability of cash we generate from our operations or available financing, restrictions under our existing or future financing arrangements, the lack of suitable opportunities or the inability to acquire coal properties or leases on commercially reasonable terms. If we are unable to develop replacement reserves, our future production may decrease significantly and this may have a material and adverse impact on our cash flows, financial position and results of operations.

Mining in Central Appalachia is more complex and involves more regulatory constraints than mining in other areas of the United States, which could affect our mining operations and cost structures in these areas.

Our coal mines are located in Virginia and West Virginia, in what is known as the Central Appalachian region. The geological characteristics of Central Appalachian coal reserves, such as coal seam thickness, make them complex and costly to mine. As compared to mines in other regions, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of coal produced at our mines in Central Appalachia.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. In some cases, the seller or lessor warrants property title. In other cases, separate title confirmation may not be required for leasing reserves where mining has occurred previously. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist, or if our leasehold interests are subject to superior property rights of third parties. In order to conduct our mining operations on properties where such defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Disruptions in the quantities of coal produced by our contract mine operators could impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining operations. Some of our contract miners may experience adverse geologic mining conditions, operational difficulties, escalated costs, financial difficulties, or other factors beyond our control that could affect the availability, pricing, and quality of coal produced for us. In addition, market volatility and price increases for coal or freight could result in non-performance by third-party suppliers under existing contracts with us, in order to take advantage of the higher prices in the current market. Disruptions in the quantities of coal produced by independent contractors for us could impair our ability to supply our cokemaking facilities and to fill our customer orders. Our profitability or exposure to loss on transactions or relationships such as these depends upon the reliability of the supply or the ability to substitute, when economical, third-party coal sources, with internal production or coal purchased in the market and other factors. Non-performance by contract miners may adversely affect our ability to fulfill deliveries under our coal supply agreements. If we are unable to fill a customer order, or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

We require a skilled workforce to run our coal mining business. If we or our contractors cannot hire qualified people to meet replacement or expansion needs, our labor costs may increase and we may not be able to achieve planned results.

Efficient coal mining using modern techniques and equipment requires skilled workers in multiple disciplines, including experienced foremen, electricians, equipment operators, engineers and welders, among others. Our future success depends greatly on our continued ability to attract and retain highly skilled and qualified personnel. We have an aging workforce, and an extended effort to recruit new employees to replace those who retire or a sustained shortage of skilled labor in the areas in which we operate could make it difficult to meet our staffing needs or result in higher labor rates. We also may be forced to hire novice miners, who are required to be accompanied by experienced workers as a safety precaution. These measures could adversely affect our productivity and operating costs. A lack of qualified people also may affect companies that we use to perform certain specialized work. If we or our contractors cannot find enough qualified workers, it may delay completion of projects and increase our costs.

We have reclamation and mine closure obligations. If the assumptions underlying our accruals are inaccurate, we may be required to expend significantly greater amounts than anticipated.

The Surface Mining Control and Reclamation Act established operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We accrue for the costs of

current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, our reclamation and mine-closing liabilities are unfunded. If these accruals are insufficient, or our cash requirements in a particular year are greater than currently anticipated, our future operating results and cash flows could be adversely affected.

Our failure to obtain or renew surety bonds on acceptable terms could materially and adversely affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Our reclamation and mine-closing liabilities are unfunded. Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. We are also subject to increases in the amount of surety bonds required by federal and state laws as these laws, or interpretations of these laws, change. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain (or inability to acquire) these bonds would have a material and adverse impact on us. That failure could result from a variety of factors including the following: lack of availability, higher expense or unfavorable market terms of new bonds; restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of future indebtedness; our inability to meet certain financial tests with respect to a portion of the post-mining reclamation bonds; and the exercise by third-party surety bond issuers of their right to refuse to renew or issue new bonds.

Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among Sunoco and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. We cannot predict the prices at which shares of our common stock may trade after this offering. Similarly, we cannot predict the effect of this offering on the trading prices of our common stock or whether the combined market value of the shares of our common stock and the common stock of Sunoco will be less than, equal to or greater than the market value of the common stock of Sunoco prior to this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to motivate our employees and sales representatives through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The market price of our common stock may fluctuate significantly.

The market price of our common stock could fluctuate significantly due to a number of factors, including:

- our quarterly or annual earnings, or those of other companies in our industry;
- actual or anticipated fluctuations in our operating results;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the public reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or SEC;

- announcements by us or our competitors of significant acquisitions, dispositions, innovations, or new programs and services;

- changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- general economic conditions and overall market fluctuations;

- the trading volume of our common stock; and

- changes in business, legal or regulatory conditions, or other developments affecting participants in, and publicity regarding, the coal mining business, the cokemaking business, the domestic steel industry or any of our significant customers.

In particular, the realization of any of the risks described in these "Risk Factors" could have a material and adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance.

The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted securities class action litigation against the company. If we were to be involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Sunoco and our management have withdrawn all earnings guidance with respect to the SunCoke business, and Sunoco and SunCoke caution investors that they should no longer rely on any such guidance.

Sunoco has historically provided yearly earnings guidance with respect to its SunCoke business. As part of this historical practice, Sunoco provided, in connection with its fourth-quarter 2010 earnings conference call held on February 3, 2011, an estimated range of net income and earnings before interest, taxes, depreciation and amortization for its SunCoke business. Sunoco's estimates were based on management's beliefs and assumptions at that time.

Sunoco and SunCoke have withdrawn all earnings guidance that Sunoco previously provided in connection with its SunCoke business, and therefore caution investors that they should no longer rely on any such guidance. The decision to withdraw such guidance was made, in part, because SunCoke does not currently intend to provide earnings guidance with respect to its future results following this offering and, in part, because of revised downward expectations regarding the results of SunCoke for the year ending December 31, 2011 as compared to expectations at the time that Sunoco provided guidance for this period, in particular with respect to SunCoke's coal business. For example, Sunoco and our management previously anticipated that we would begin expanding our coal production in 2011 and by late 2012 our coal production would increase by approximately 500,000 tons

per year. This increase in coal production factored in the 2011 guidance previously issued by Sunoco with respect to the SunCoke business. As a result of existing tightness in the Appalachian labor market, which we believe will continue in the near term, and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. Accordingly, Sunoco and SunCoke withdraw any earnings or other guidance that Sunoco previously provided in connection with its SunCoke business and Sunoco and SunCoke caution investors that they should no longer rely on any such guidance. No representation is made by Sunoco or us or by any other person as to the attainability of any previously provided forecasts or projections, and neither Sunoco nor we intend to update or otherwise revise any forecasts or projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, except as may be required by law.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management's attention from our business.

As a public company, we will be required to file annual and quarterly reports and other information pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with the SEC. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the NYSE listing standards and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

- prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

- create or expand the roles and duties of our board of directors and committees of the board;

- institute compliance and internal audit functions that are more comprehensive;

- evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

- involve and retain outside legal counsel and accountants in connection with the activities listed above;

- enhance our investor relations function; and

- maintain internal policies, including those relating to disclosure controls and procedures.

As a public company we will be required to commit significant resources and management oversight to the above-listed requirements, which will cause us to incur significant costs and which will place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

We have not yet tested our internal control over financial reporting in accordance with Section 404. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we and our independent registered public accounting firm may not be able to report on the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

We will be subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported. Until the material weakness is remediated or we have established our own tax accounting process, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

In its annual report on Form 10-K for the year ended December 31, 2010, Sunoco reported that its internal control over financial reporting was not effective as a result of a material weakness in internal control over financial reporting related to the accounting for income taxes. Sunoco's management identified the following control deficiencies that, in the aggregate, represent a material weakness in the design and operation of its internal controls over the computation of the income tax provision and determination of the appropriate classification of income taxes payable and deferred income taxes: (i) Sunoco's management relied on spreadsheets that were extremely complex and difficult to prepare and review; (ii) a lack of readily available data to facilitate the accounting for complex, non-routine transactions resulted in a reasonable possibility that adjustments to balances would not be detected on a timely basis; and (iii) inexperience with Sunoco's income tax accounting processes, procedures and controls due to recent employee turnover resulted in insufficient review of the income tax accounts.

The amounts reflected in our financial statements for income tax expense and deferred income taxes have been prepared by Sunoco's income tax department using processes similar to those used in the preparation of Sunoco's consolidated financial statements. While we intend to establish our own tax accounting process after the separation, it is expected that some or all of Sunoco's processes will continue to be used at least through the date of Sunoco's planned distribution of our shares of common stock to its shareholders. As a result, it is possible that errors in the computation of income tax expense, taxes payable or deferred income taxes could occur and be included in our financial statements if such errors were not detected.

Sunoco has begun to implement a number of remediation steps to address the material weakness discussed above and to improve its internal control over income tax accounting. Specifically, the following have been, are being or are planned to be implemented: hiring experienced tax personnel; tax organizational structure changes which better integrate the tax compliance and accounting functions; enhancement of processes and procedures, including implementing new systems and software, for determining, documenting and calculating income tax provision; and increasing the level of certain tax review activities during the financial close process.

Sunoco believes that the measures described above should remediate the material weakness identified and strengthen its internal controls over income tax accounting. As Sunoco continues to evaluate and improve its internal control over income tax accounting, additional measures to address the material weakness or modifications to certain of the remediation procedures described above may be identified. Sunoco expects to complete the required remedial actions during 2011. Accordingly, we will be subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported until it has been remediated or we have established our own tax accounting process. Until that time, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

The market price of our common stock could decline as a result of the sale or distribution of a large number of shares of our common stock in the market after this offering or the perception that a sale or distribution could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that those sales might occur, could materially adversely affect the market price of our common stock. Upon completion of this offering, Sunoco will beneficially own 58,400,000 shares of our common stock, or approximately 83.4 percent of our outstanding common stock. Sunoco has announced that, following this offering and the expiration of the lock-up period with the underwriters described under "Underwriting—Lock Up Agreements," it intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off. Substantially all of these

shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, a spin-off. We also are unable to predict whether these potential sales will have a negative effect on the price of our common stock. A portion of Sunoco's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If we are not included in these indices at the time of Sunoco's distribution of our common stock to its shareholders, these index funds will be required to sell any of our common stock that they receive in the distribution. Although we have no actual knowledge of any plan or intention on the part of any Sunoco shareholder to sell our common stock following this distribution, it is possible that some Sunoco shareholders, including possibly some of its largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. Any disposition by Sunoco, or any significant Sunoco shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Even if Sunoco does not distribute its remaining equity interest in us by means of a spin-off, Sunoco may sell all or a portion of its remaining equity interest in us, to the public or one or more private persons, after the expiration of a 180-day lock-up period as described below. We have entered into a registration rights agreement with Sunoco that grants it registration rights to facilitate its sale of shares of our common stock in the market. Any sale or distribution, or expectations in the market of a possible sale or distribution, by Sunoco of all or a portion of our shares of common stock through the spin-off, in a registered offering, pursuant to Rule 144 or otherwise could depress or reduce the market price for our common stock or cause our shares to trade below the prices at which they would otherwise trade.

Moreover, the shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company which can be sold under Rule 144 under the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, subject to various volume and other limitations. Subject to certain limited exceptions, we, our executive officers and directors and Sunoco have agreed with the underwriters, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of Credit Suisse Securities (USA) LLC, for the period ending 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution, such executive officer or director shall cease to be restricted by the lock-up agreement. After the expiration of the 180-day period, our executive officers and directors and Sunoco could dispose of all or any part of its shares of our common stock through a public offering, sales under Rule 144, or other transaction.

In the future, we may also issue additional common stock for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline. The price of our common stock also could be affected by hedging or arbitrage trading activity that may exist or develop involving our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

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We have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Further, we may not have sufficient surplus under Delaware law to be able to pay any dividends in the future. The absence of sufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves.

Provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law, or DGCL, and the separation and distribution agreement, could discourage potential acquisition proposals and could deter or prevent a change in control.

Our amended and restated certificate of incorporation and bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions will include:

- a board of directors that is divided into three classes with staggered terms;

- after Sunoco ceases to own a majority of our voting stock, action by written consent of stockholders may only be taken unanimously by holders of all our shares of common stock;

- rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

- the right of our board of directors to issue preferred stock without stockholder approval;

- after Sunoco ceases to own a majority of our voting stock, limitations on the right of stockholders to remove directors; and

- limitations on our ability to be acquired.

The DGCL also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. For more information, see "Description of Our Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, and of Delaware Law."

We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is in our best interests and that of our stockholders.

Any or all of the foregoing provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior notes and the credit facilities.

We have, and after the offering will continue to have, a significant amount of indebtedness. As of March 31, 2011, after giving pro forma effect to this offering, the offering of senior notes, the consummation of the credit facilities and the use of proceeds therefrom, our total debt would have been approximately $700 million.

Subject to the limits contained in the credit agreement that will govern the credit facilities, the indenture that will govern the senior notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to the senior notes, the credit facilities and our other debt;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- placing us at a competitive disadvantage to other, less leveraged competitors; and

- increasing our cost of borrowing.

In addition, the indenture that will govern the senior notes and the credit agreement that will govern the credit facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that will govern the credit facilities and the indenture that will govern the senior notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct our operations through our subsidiaries, certain of which will not be guarantors of the senior notes, the credit facilities or our other indebtedness. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the senior notes, the credit facilities or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the senior notes, the credit facilities or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not

be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that will govern the senior notes, the credit agreement that will govern the credit facilities and the agreements governing certain of our other existing indebtedness will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the credit facilities and the senior notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the senior notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that will govern the senior notes and the credit agreement that will govern the credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of March 31, 2011, the credit facilities would have provided for unused commitments of $150 million, which could increase by $75 million, subject to certain conditions. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and the guarantors now face could intensify.

Risks Related to Our Separation from Sunoco

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Sunoco. Accordingly, the historical and pro forma financial information included here do not necessarily reflect the results of operations, financial position and cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

- Prior to the separation, our business was operated by Sunoco as part of its broader corporate organization, rather than as an independent company. Sunoco or one of its affiliates performed various corporate functions for us, including, but not limited to, legal services, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including internal audit and compliance with the Sarbanes-Oxley Act of 2002) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Sunoco for these and similar functions. These allocations are likely less than the comparable expenses we believe we would have incurred had we operated as a separate public company.

- Currently, our business is integrated with the other businesses of Sunoco. Historically, we have shared economies of scale in costs, employees, vendor relationships and customer relationships. While we will

enter into transition agreements that will govern certain commercial and other relationships between Sunoco and us after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Sunoco. The loss of these benefits could have an adverse effect on our cash flows, financial position and results of operations following the completion of the separation.

- Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the enterprise-wide cash management policies of Sunoco. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

- Subsequent to the completion of the separation, the cost of capital for our business may be higher than Sunoco's cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a public company separate from Sunoco. The adjustments and allocations we have made in preparing our historical and pro forma combined financial statements may not appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, or what the actual effect of our separation from Sunoco will be.

We may experience increased costs resulting from a decrease in the purchasing power as a result of our separation from Sunoco.

Historically, we have been able to take advantage of Sunoco's size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a separate public company, we will be a smaller and less diversified company than Sunoco, and we may not have access to financial and other resources comparable to those available to Sunoco prior to this offering. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to this offering, which could have a material adverse effect on our business, financial condition and results of operations.

The assets and resources that we acquire from Sunoco in the separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Sunoco.

Because we have not operated as an independent company in the past, we will need to acquire assets in addition to those contributed by Sunoco and its subsidiaries to our company and our subsidiaries in connection with our separation from Sunoco. We may also face difficulty in separating our assets from Sunoco's assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs in separating our assets from Sunoco's assets or integrating newly acquired assets.

The separation may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

- improving strategic planning, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;

- allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among Sunoco's businesses;

- creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock; and

- facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

If, following the completion of the distribution, there is a determination that the distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or tax opinion are incorrect or for any other reason, then Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

Sunoco has received a private letter ruling from the Internal Revenue Service, or the IRS, substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Completion by Sunoco of the distribution of our common stock to Sunoco's shareholders is conditioned on the private letter ruling continuing in effect. In addition, it is a condition to the distribution that Sunoco receive an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The ruling relies and the opinions will rely on certain facts, assumptions, representations and undertakings from Sunoco and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Sunoco and its shareholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Sunoco or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities. For a description of the sharing of such liabilities between Sunoco and us, see "Arrangements Between with Sunoco and Our Company— The Separation Agreement" and "—Tax Sharing Agreement."

Risks Related to Our Ongoing Relationship with Sunoco

We will be controlled by Sunoco as long as it owns a majority of our common stock, and other stockholders will be unable to affect the outcome of stockholder voting during that time.

Upon completion of this offering, Sunoco will beneficially own 58,400,000 shares of our common stock, or approximately 83.4 percent of our outstanding common stock. So long as Sunoco beneficially owns a majority of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if Sunoco were to own less than a majority of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. Following this offering, Sunoco intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off, with such distribution to occur no earlier than 120 days after this offering as a result of the expiration of a lock-up period with the underwriters described under "Underwriting—Lock Up Agreements." However, there is no assurance that Sunoco will effect the distribution, and, if Sunoco abandons the distribution, it could remain our controlling stockholder for an extended period of time or indefinitely.

Sunoco's interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the distribution of our stock to the Sunoco shareholders. As a result, Sunoco will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

- any determination with respect to our business direction and policies, including the appointment and removal of officers;

- any determinations with respect to mergers, business combinations or disposition of assets;

- our financing;

- compensation and benefit programs and other human resources policy decisions;

- changes to the agreements relating to our separation from Sunoco;

- changes to any other agreements that may adversely affect us;

- the payment of dividends on our common stock; and

- determinations with respect to our tax returns.

Because Sunoco's interests may differ from ours, actions that Sunoco takes with respect to us, as our controlling stockholder, may not be favorable to us.

There is no assurance that the distribution will occur. If the distribution does not occur, our business and stock may suffer.

Sunoco intends to distribute to its shareholders all of our common stock it then owns, through a spin-off, on or before the date that is 12 months after the completion of this offering. The distribution is subject to a number of conditions, and Sunoco has the right to terminate the distribution if the Sunoco board of directors determines, in its sole discretion, that the distribution is not in the best interest of Sunoco or its shareholders. Accordingly, the distribution may not occur on the expected timeframe, or at all.

If the distribution does not occur, we may not be able to obtain some of the benefits we expect as a result of the separation, including greater strategic focus, increased agility and speed and the other benefits. Furthermore, if the distribution does not occur, the risks relating to Sunoco's control of us and the potential business conflicts of interest between Sunoco and us will continue to be relevant to our stockholders. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained for as long as Sunoco continues to hold a significant position in our stock. A lack of liquidity in our common stock may adversely affect our stock price.

Sunoco is free to sell a controlling interest in us to a third party, and, if it does so, you may not realize any change-of-control premium on shares of our common stock, and we may become subject to the control of a presently unknown third party.

Following this offering and the expiration of its 120-day lock-up period with the underwriters described under "Underwriting—Lock Up Agreements," Sunoco intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off. Sunoco may not effect the distribution within 120 days of the date of this prospectus. The distribution is contingent on the satisfaction or waiver of a variety of conditions. In addition, Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. As a result, the distribution may not occur by the contemplated time or at all.

If Sunoco were to abandon the distribution, it could, among other things, sell a controlling interest in us to a third party following the expiration of its 180-day lock-up period with the underwriters. We have agreed with Sunoco to exempt Sunoco, as well as any transferee that receives at least 10 percent of our outstanding common stock from Sunoco, from the anti-takeover provisions of Section 203 of the DGCL, to the extent of our ability to

do so. We also have agreed not to institute a stockholder rights plan that limits the ability of Sunoco, or any such transferee, from acquiring additional shares of our common stock. The ability of Sunoco to sell its shares of our common stock to a third party, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Sunoco, upon its private sale of our common stock. In addition, if Sunoco were to sell its equity interest in our company in a private transaction, we may become subject to the control of a presently unknown third party. Such a third party may have conflicts of interest with those of other stockholders. Prior to the distribution of Sunoco's equity interest in us to its shareholders, if such distribution occurs at all, Sunoco's voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price.

We may have potential business conflicts of interest with Sunoco with respect to our past and ongoing relationships and, because of Sunoco's controlling ownership, the resolution of these conflicts may not be on the most favorable terms to us.

Prior to the distribution, a resolution of any potential conflicts of interest between Sunoco and us may be less favorable to us than if we were dealing with an unaffiliated party. Conflicts of interest may arise between Sunoco and us in a number of areas relating to our past and ongoing relationships, including:

- labor, tax, employee benefit, indemnification and other matters arising from our separation from Sunoco;

- employee recruiting and retention;

- sales or distributions by Sunoco of all or any portion of its ownership interest in us, which could be to one of our competitors;

- the nature, quantity, quality, time of delivery and pricing of products and services we supply to each other; and

- business opportunities that may be attractive to both Sunoco and us.

In addition, nothing restricts Sunoco from competing with us in any area. In particular, Sunoco could choose to reestablish a cokemaking or coal mining business, do business with any of our customers, employ or otherwise engage any of our officers or employees.

In addition, under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as described in "Description of our Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law—Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors," will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our amended and restated certificate of incorporation will provide that Sunoco is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Sunoco and us, and Sunoco will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Sunoco pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

Prior to the completion of this offering, we and Sunoco intend to enter into several agreements in connection with our separation. During the time that we are controlled by Sunoco, it is possible for Sunoco to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We will be bound by any such amendments until the agreements expire or the parties agree to further amend the terms. Any of those amendments may not be favorable to us.

Following the offering, we will be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the completion of this offering, and prior to the distribution, Sunoco will continue to control a majority of our voting common stock. As a result, we will be a "controlled company" within the meaning of the

NYSE corporate governance standards. Under the NYSE listing standards, a company of which more than 50 percent of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including:

- the requirement that a majority of the board of directors consists of independent directors;

- the requirement that we have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of the nominating/governance and compensation committees.

Following this offering, we intend to utilize the exemptions from the corporate governance requirements of the NYSE listing standards, including the foregoing. As a result, we will not have a majority of independent directors nor will our nominating/governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/governance and compensation committees. See "Management." Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Prior to the completion of our separation from Sunoco, certain of our officers and directors may have actual or potential conflicts of interest because of their positions with Sunoco.

Following this offering and prior to the distribution, certain of our directors and officers may have positions with Sunoco. In addition, such directors and officers may own Sunoco common stock, options to purchase Sunoco common stock or other Sunoco equity awards. The individual holdings of Sunoco common stock, options to purchase common stock of Sunoco or other equity awards may be significant for some of these persons compared to these persons' total assets. Their position at Sunoco and the ownership of any Sunoco equity or equity awards creates, or may create the appearance of, conflicts of interest when these expected directors and officers are faced with decisions that could have different implications for Sunoco than the decisions have for us.

Sunoco and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Sunoco will have no obligation to refrain from:

- engaging in the same or similar business activities or lines of business as we do;

- doing business with any of our customers; or

- employing or otherwise engaging any of our officers or employees.

Under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as provided in our amended and restated certificate of incorporation, will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities. See "Description of Our Capital Stock—Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors."

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, we may not be able to engage in certain transactions.

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, under the tax sharing agreement, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions, that might increase the value of our business. For more information, see the sections entitled "Arrangements Between Sunoco and Our Company—Tax Sharing Agreement."

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Such forward-looking statements are based on management's beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Sunoco, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future dividend declarations are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. Such risks and uncertainties include, without limitation:

- changes in levels of production, production capacity, pricing and/or margins for metallurgical coal and coke;

- variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

- effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

- changes in the marketplace that may affect supply and demand for our metallurgical coal and/or coke products;

- our relationships with, and other conditions affecting, our customers;

- the deferral of contracted shipments of coal, or coke, by our customers;

- severe financial hardship or bankruptcy of one of more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers;

- volatility and cyclical downturns in the carbon steel industry and other industries in which our customers operate;

- our ability to secure new coal supply agreements or to renew existing coal supply agreements;

- our ability to enter into new long-term agreements, upon favorable terms, for the supply of metallurgical coke to domestic and/or foreign steel producers;

- our ability to acquire or develop coal reserves in an economically feasible manner;

- defects in title or the loss of one or more mineral leasehold interests;

- effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control, on both our coal mining operations and/or cokemaking facilities; and the supply and demand for our coal and coke production;

- age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our coal mining and/or cokemaking operations, and in the operations of our major customers and/or suppliers;

- changes in the expected operating levels of our assets;

- our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

- disruptions in the quantities of coal produced by our contract mine operators;

- our ability to obtain and renew mining permits, and the availability and cost of surety bonds needed in our coal mining operations;

- availability of skilled employees for our coal mining and/or cokemaking operations, and other workplace factors;

- changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

- effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

- changes in product specifications for either the coals or coke that we produce;

- ability to identify acquisitions, execute them under favorable terms and integrate them into our existing businesses and have them perform at anticipated levels;

- ability to enter into joint ventures and other similar arrangements under favorable terms;

- changes in the availability and cost of equity and debt financing;

- our ability to service our outstanding indebtedness;

- our ability to comply with the restrictions imposed by our financing arrangements;

- impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

- changes in credit terms required by our suppliers;

- changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

- changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

- changes in financial markets impacting pension expense and funding requirements;

- risks related to labor relations and workplace safety;

- nonperformance or *force majeure* by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

- changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations, including those elating to the environment and global warming;

- the accuracy of our estimates of reclamation and other mine closure obligations;

- the existence of hazardous substances or other environmental contamination on property owned or used by us;

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- the availability of future permits authorizing the disposition of certain mining waste;

- claims of our noncompliance with any statutory and regulatory requirements;

- changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

- the possibility that Sunoco may not effect its currently intended distribution of its remaining equity stake in our company;

- conflicts of interests due to Sunoco's controlling interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

- historical combined and pro forma financial data may not be reliable indicator of future results;

- incremental costs as a stand-alone public company;

- our substantial indebtedness;

- certain covenants in our debt documents; and

- substantial fluctuation in the price of our common stock, the absence of an active trading market for our common stock or the future sale of our common stock or the perception that such a sale could occur.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have material adverse effects on us. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange party, who will acquire our common stock being sold in this offering from Sunoco in exchange for outstanding Sunoco indebtedness held by the debt exchange party. See "Underwriting."

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment. You may not be able to sell your shares at or above the price you paid for them. Any future determination to pay dividends will be at the discretion of our board of directors. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. The board will base its decisions on, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider relevant. We are a holding company and have no direct operations. As a result, we will be able to pay dividends on our common stock only from our available cash on hand and distributions received from our subsidiaries.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on a historical basis, and on a pro forma basis, adjusted to reflect:

- incurrence of new debt financing arrangements and related issuance costs to be entered into prior to, or concurrently with, this offering;

- the corporate separation transactions described in "Arrangements between Sunoco and Our Company;" and

- this offering of our common stock at an assumed initial offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus). As the proceeds of this offering are received by the debt exchange party, this offering has no impact on our pro forma capitalization.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2011. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from and is qualified in its entirety by reference to, our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our unaudited pro forma condensed financial statements and notes to our unaudited pro forma condensed financial statements and our combined financial statements and notes to our combined financial statements included elsewhere in this prospectus.

	March 31, 2011	
	Actual	Pro Forma
	(unaudited) (Dollars in thousands)	
Cash and cash equivalents	$ 10,956	$ 120,456
Debt:		
Advances from affiliates	$ 953,034	$ —
Payable to affiliate	53,498	—
Long-term debt, including current portion	—	700,000
Total debt	$1,006,532	$ 700,000
Equity:		
Common stock, par value $0.01 per share (300,000,000 shares authorized; 70,000,000 shares issued and outstanding)	$ —	$ 700
Additional paid in capital	—	397,730
Accumulated other comprehensive income	—	3,029
Net parent investment	380,977	—
Total net parent investment/SunCoke Energy, Inc. stockholders' equity	380,977	401,459
Noncontrolling interests	52,443	52,443
Total equity	433,420	453,902
Total capitalization	$1,439,952	$1,153,902

Our ability to issue additional equity is constrained because our issuance of additional common stock may cause the distribution to be taxable to Sunoco under Section 355(e) of the Internal Revenue Code or be taxable to both Sunoco and its shareholders because of a failure of Sunoco to distribute "control" of us as defined in Section 368(c) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Sunoco against that tax. On a historical basis, the amount of Sunoco's investment in us was recorded as net parent investment in our combined financial statements.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical combined financial data as of December 31, 2010, 2009 and 2008, and for the years then ended have been derived from our audited combined financial statements. We derived our selected historical combined financial data as of December 31, 2007 and 2006 and for the years then ended and as of March 31, 2011 and 2010 and for the three month periods then ended from our unaudited combined financial statements.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco's benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives' actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The information below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited financial statements and related notes, which are included elsewhere in this prospectus.

	Years Ended December 31					Three Months Ended March 31	
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(Dollars in thousands)			
Income Statement Data:							
Revenues							
Sales and other operating revenue ...	$1,316,547	$1,124,016	$ 838,936	$ 515,162	$ 484,770	$ 332,967	$ 328,224
Other income, net[1,2]	10,046	20,970	1,315	4,547	43,226	351	199
Total revenues	1,326,593	1,144,986	840,251	519,709	527,996	333,318	328,423
Costs and operating expenses							
Cost of products sold and operating expenses	1,036,944	860,830	630,771	456,967	439,094	281,329	252,183
Loss on firm purchase commitments	—	—	—	—	—	18,544	—
Selling, general and administrative expenses	67,232	40,205	34,244	27,676	23,523	16,160	13,255
Depreciation, depletion, and amortization	48,157	32,323	24,554	20,181	17,216	13,020	10,712
Total costs and operating expenses...	1,152,333	933,358	689,569	504,824	479,833	329,053	276,150
Operating income	174,260	211,628	150,682	14,885	48,163	4,265	52,273
Interest income (primarily from affiliate)	23,722	24,510	27,569	34,236	34,643	5,717	5,771
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(16,569)	(7,706)	(1,500)	(1,391)
Capitalized interest	701	1,493	3,999	4,280	—	312	88
Total financing income, net	18,988	20,340	20,381	21,947	26,937	4,529	4,468
Income before income tax expense...	193,248	231,968	171,063	36,832	75,100	8,794	56,741
Income tax expense (benefit)	46,942	20,732	38,131	(13,501)	443	3,139	14,002
Net income	146,306	211,236	132,932	50,333	74,657	5,655	42,739
Less: Net income (loss) attributable to noncontrolling interests[3]	7,107	21,552	19,028	19,883	37,864	(6,171)	3,716
Net income attributable to net parent investment	$ 139,199	$ 189,684	$ 113,904	$ 30,450	$ 36,793	$ 11,826	$ 39,023

	Years Ended December 31					Three Months Ended March 31	
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(Dollars in thousands)			
Other Financial Data							
Adjusted EBITDA[4].............	$ 227,293	$ 230,205	$ 157,256	$ 26,687	$ 5,612	$ 26,581	$ 61,799
Cash Flows Data:							
Net cash provided by operating activities......................	$ 296,603	$ 187,246	$ 171,330	$ 73,035	$ 54,902	$ 7,354	$ 88,749
Net cash used in investing activities......................	$ (213,921)	$ (215,106)	$ (304,469)	$(220,247)	$ (13,919)	(95,196)	(9,744)
Net cash provided by (used in) financing activities[5]	$ (45,331)	$ 7,619	$ 133,703	$ 156,726	$(165,780)	58,706	(36,606)
Capital expenditures:							
Ongoing[6]	$ 45,943	$ 28,218	$ 15,545	$ 15,645	$ 13,459	$ 7,142	$ 7,589
Expansion[7]..................	169,714	186,976	288,928	165,439	—	52,338	2,155
Total	$ 215,657	$ 215,194	$ 304,473	$ 181,084	$ 13,459	$ 59,480	$ 9,744
Balance Sheet Data (at period end):							
Properties, plants and equipment, net[8]	$1,180,208	$1,012,771	$ 826,072	$ 545,314	$ 383,781	$1,291,581	$1,011,804
Total assets.....................	$1,718,466	$1,546,686	$1,312,905	$ 992,489	$ 767,224	$1,860,110	$1,568,851
Total amounts due to affiliates.....	$ 944,325	$ 434,269	$ 408,039	$ 244,052	$ 51,685	$1,006,532	$ 401,904
Net parent investment	$ 369,541	$ 741,994	$ 552,412	$ 445,938	$ 412,149	$ 380,977	$ 799,221
Coke Operating Data:							
Owned and Operated Capacity Utilization (%)	97	90	95	99	101	95	92
Domestic coke sales volumes— owned and operated plants (thousands of tons).............	3,638	2,813	2,628	2,460	2,534	872	833
International coke production— operated plant (thousands of tons)	1,636	1,263	1,581	1,091	—	364	413
Coal Operating Data[9]:							
Coal sales (thousands of tons):							
Internal use	1,275	1,189	1,170	1,209	1,164	300	327
Third parties	2	25	63	66	100	86	—
Total	1,277	1,214	1,233	1,275	1,264	386	327
Coal production (thousands of tons)	1,104	1,134	1,179	1,220	1,179	335	311

(1) Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.

(2) Includes nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor cokemaking operations for the year ended December 31, 2007 and our Indiana Harbor and Jewell cokemaking operations for the year ended December 31, 2006 totaling $3.6 and $47.0 million, respectively.

(3) Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations for all years presented. The amount for the year ended December 31, 2006 also includes amounts attributable to a third-party investor in our Jewell cokemaking operations. We repurchased the interest of the third-party investors in our Jewell cokemaking operations in December 2006 for $155.3 million.

(4) EBITDA represents earnings before interest, taxes, depreciation, depletion, and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined statements of income. These sales discounts represent the sharing with our customers of a portion of the benefits of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our EBITDA for the years ended December 31, 2007 and 2006 also includes nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor and Jewell cokemaking operations which are included in other income, net in our combined statements of income. As such amounts are attributable to sharing of income tax items, we believe that they should be excluded from our Adjusted EBITDA. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these

49

adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. The following table (unaudited) reconciles Net Income to EBITDA and Adjusted EBITDA:

	Years Ended December 31					Three Months Ended March 31,	
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in thousands)						
Net income	$146,306	$211,236	$132,932	$ 50,333	74,657	$ 5,655	$42,739
Add: Depreciation, depletion and amortization	48,157	32,323	24,554	20,181	17,216	13,020	10,712
Subtract: interest income (primarily from affiliates)	(23,722)	(24,510)	(27,569)	(34,236)	(34,643)	(5,717)	(5,771)
Add: interest cost—affiliate	5,435	5,663	11,187	16,569	7,706	1,500	1,391
Subtract: capitalized interest	(701)	(1,493)	(3,999)	(4,280)	—	(312)	(88)
Add (Subtract): income tax expense (benefit)	46,942	20,732	38,131	(13,501)	443	3,139	14,002
EBITDA	222,417	243,951	175,236	35,066	65,379	17,285	62,985
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	11,983	7,806	1,048	15,087	25,065	3,125	2,530
Subtract: Nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor and Jewell cokemaking operations	—	—	—	(3,583)	(46,968)	—	—
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(7,107)	(21,552)	(19,028)	(19,883)	(37,864)	6,171	(3,716)
Adjusted EBITDA	$227,293	$230,205	$157,256	$ 26,687	$ 5,612	$26,581	$61,799

(5) Includes $155.3 million use of cash for repurchase of the interest of a third-party investor in our Jewell cokemaking operations in December 2006.

(6) Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.

(7) Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.

(8) Includes lease and mineral rights.

(9) Includes production from company and contractor-operated mines.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of SunCoke Energy, Inc. consist of an unaudited pro forma combined balance sheet as of March 31, 2011 and unaudited pro forma combined statements of income for the fiscal year ended December 31, 2010 and the three months ended March 31, 2011. The unaudited pro forma combined financial statements should be read in conjunction with the sections of this prospectus entitled "Use of Proceeds," "Arrangements Between Sunoco and Our Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited combined financial statements and the corresponding notes for the year ended December 31, 2010 and our unaudited combined financial statements as of and for the three months ended March 31, 2011 and the corresponding notes included elsewhere in this prospectus.

The unaudited pro forma combined financial statements included in this prospectus have been derived from our historical combined financial statements included elsewhere in this prospectus and do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded company during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined financial statements give effect to the following transactions as if each had occurred on March 31, 2011 for the unaudited pro forma combined balance sheet and on January 1, 2010 for the unaudited pro forma combined statements of income:

- The contribution of certain assets and liabilities of SunCoke to SunCoke Energy, Inc.

- The issuance by SunCoke Energy, Inc. of $700 million aggregate value of long-term debt;

- The payment of estimated debt financing fees of $15.5 million;

- The contribution of The Claymont Investment Company LLC, a wholly owned subsidiary of Sunoco, to SunCoke Energy, Inc. concurrent with the separation of our business from Sunoco prior to this offering primarily to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor, and other subsidiaries;

- The repayment of intercompany debt payable to Sunoco of $575 million from a portion of the net proceeds of the long-term debt; and

- The completion of this offering of 11,600,000 shares of common stock to the public at an assumed initial public offering price of $16.00 per share, the midpoint of the range shown on the cover of this prospectus. As all of the net proceeds of this offering will be received by the debt exchange party, this offering has no impact on the pro forma financial statements.

Upon completion of the offering, SunCoke Energy, Inc. anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to shareholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $15 million to $20 million, including incremental insurance costs. We estimate the nonrecurring operating costs that we will incur during transition to being a stand-alone public company to be approximately $10 million. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs or adjustments to the general and administrative costs allocated to SunCoke Energy, Inc. by Sunoco, Inc. as described above.

SunCoke Energy, Inc.

Pro Forma Combined Balance Sheet (Unaudited)
March 31, 2011
(Dollars in thousands, except per share amounts)

	Historical	Financing Transactions		Separation Transactions		Pro Forma
Assets						
Cash and cash equivalents.........................	$ 10,956	$700,000	(A)	$(575,000)	(C)	$ 120,456
		(15,500)	(B)			
Accounts receivable	65,646	—		—		65,646
Inventories	116,338	—		—		116,338
Prepaid firm purchase commitment for coke inventory	17,021	—		—		17,021
Interest receivable from affiliate	1,808	—		(1,808)	(D)	—
Deferred income taxes	552	—		—		552
Total current assets	212,321	684,500		(576,808)		320,013
Notes receivable from affiliate	289,000	—		(289,000)	(D)	—
Investment in Brazilian cokemaking operations	40,976	—		—		40,976
Properties, plants, and equipment, net...............	1,236,780	—		—		1,236,780
Mineral rights, net................................	54,801	—		—		54,801
Goodwill...	9,388	—		—		9,388
Deferred charges and other assets	16,844	15,500	(B)	—		32,344
Total assets	$1,860,110	$700,000		$(865,808)		$1,694,302
Liabilities and Equity						
Advances from affiliate	$ 953,034	—		$(575,000)	(C)	$ —
				(290,808)	(D)	
				(87,226)	(E)	
Accounts payable	137,457	—		—		137,457
Accrued liabilities................................	54,280	—		—		54,280
Current portion of long-term debt	—	3,000	(A)	—		3,000
Taxes payable	10,297	—		—		10,297
Total current liabilities	1,155,068	3,000		(953,034)		205,034
Payable to affiliate	53,498	—		(53,498)	(E)	—
Long-term debt	—	697,000	(A)	—		697,000
Accrual for black lung benefits	26,863	—		—		26,863
Retirement benefit liabilities......................	43,687	—		—		43,687
Deferred income taxes	112,749	—		120,242	(F)	232,991
Asset retirement obligations	13,282	—		—		13,282
Other deferred credits and liabilities	21,543	—		—		21,543
Commitments and contingent liabilities						
Total liabilities	1,426,690	700,000		(886,290)		1,240,400
Equity						
Common stock, par value $0.01 per share (300,000,000 shares authorized; 70,000,000 shares issued and outstanding).........................	—	—		700	(G)	700
Additional paid in capital	—	—		397,730	(G)	397,730
Accumulated other comprehensive income	—	—		3,029	(G)	3,029
Net parent investment	380,977	—		140,724	(E)	—
				(120,242)	(F)	
				(401,459)	(G)	
Total net parent investment/SunCoke Energy, Inc. stockholders' equity.............................	380,977	—		20,482		401,459
Noncontrolling interests...........................	52,443	—		—		52,443
Total equity...................................	433,420	—		20,482		453,902
Total liabilities and equity	$1,860,110	$700,000		$(865,808)		$1,694,302

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)
Year Ended December 31, 2010
(Dollars and shares in thousands, except per share amounts)

	Historical	Financing Transactions	Separation Transactions	Pro Forma
Revenues				
Sales and other operating revenue...............	$1,316,547	$ —	$ —	$1,316,547
Other income, net	10,046	—	—	10,046
Total revenues.................................	1,326,593	—	—	1,326,593
Costs and operating expenses				
Cost of products sold and operating expenses.....	1,036,944	—	—	1,036,944
Selling, general and administrative expenses	67,232	—	—	67,232
Depreciation, depletion, and amortization	48,157	—	—	48,157
Total costs and operating expenses	1,152,333	—	—	1,152,333
Operating income............................	174,260	—	—	174,260
Interest income—affiliate	23,687		(23,687)(L)	—
Interest income	35	—	—	35
Interest cost—affiliate	(5,435)		5,435 (L)	—
Interest cost	—	(44,750)(H)	—	(47,625)
		(675)(I)	—	
		(2,200)(J)	—	
Capitalized interest............................	701	7,228 (K)	(701)(L)	7,228
Total financing income (expense), net	18,988	(40,397)	(18,953)	(40,362)
Income before income tax expense	193,248	(40,397)	(18,953)	133,898
Income tax expense (benefit)	46,942	(13,735)(M)	(6,444)(M)	26,763
Net income.....................................	146,306	(26,662)	(12,509)	107,135
Less: Net income attributable to noncontrolling interests	7,107	—	—	7,107
Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders...............................	$ 139,199	$(26,662)	$(12,509)	$ 100,028
Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:				
Basic				$ 1.43
Diluted				$ 1.43
Pro forma weighted-average shares of common stock outstanding:				
Basic				70,000
Diluted				70,000

53

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)
Three Months Ended March 31, 2011
(Dollars and shares in thousands, except per share amounts)

	Historical	Financing Transactions	Separation Transactions	Pro Forma
Revenues				
Sales and other operating revenue...............	$332,967	$ —	$ —	$332,967
Other income, net.............................	351	—	—	351
Total revenues.................................	333,318	—	—	333,318
Costs and operating expenses				
Cost of products sold and operating expenses	281,329	—	—	281,329
Loss on firm purchase commitment	18,544	—	—	18,544
Selling, general and administrative expenses	16,160	—	—	16,160
Depreciation, depletion, and amortization.........	13,020	—	—	13,020
Total costs and operating expenses...............	329,053	—	—	329,053
Operating income.............................	4,265	—	—	4,265
Interest income—affiliate........................	5,682	—	(5,682) (L)	—
Interest income	35	—		35
Interest cost—affiliate..........................	(1,500)		1,500 (L)	—
Interest cost	—	(11,188)(H)		(11,907)
		(169)(I)		
		(550)(J)		
Capitalized interest.............................	312	4,043 (K)	(312) (L)	4,043
Total financing income (expense), net	4,529	(7,864)	(4,494)	(7,829)
Income (loss) before income tax expense	8,794	(7,864)	(4,494)	(3,564)
Income tax expense (benefit)....................	3,139	(1,838)(N)	(1,050) (N)	251
Net income (loss)	5,655	(6,026)	(3,444)	(3,815)
Less: Net loss attributable to noncontrolling interests	(6,171)	—	—	(6,171)
Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders...............................	$ 11,826	$ (6,026)	$(3,444)	$ 2,356
Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:				
Basic...............................				$ 0.03
Diluted				$ 0.03
Pro forma weighted-average shares of common stock outstanding:				
Basic...............................				70,000
Diluted				70,000

SunCoke Energy, Inc.

Notes to the Unaudited Pro Forma Combined Financial Statements

1. Pro Forma Adjustments and Assumptions

(A) Represents the issuance of $700 million aggregate of long-term debt, consisting of $400 million aggregate principal amount of senior notes due 2019 that bear interest at an assumed rate of 8% and a $300 million secured term loan credit facility that bears interest at an assumed rate of LIBOR (with a floor of 1%) plus 3.25% and is due in 2018.

(B) Reflects the payment of debt financing fees totaling $15.5 million in connection with the issuance of the long-term debt and an arrangement fee for the establishment of a $150 million five-year, secured revolving credit agreement. The debt financing fees and the revolving credit agreement fee will be capitalized and amortized over the life of the long-term debt and the revolving credit agreement, respectively.

(C) Represents the repayment of intercompany debt totaling $575 million to Sunoco.

(D) Reflects the contribution by Sunoco to SunCoke Energy, Inc. ("SunCoke Energy") of The Claymont Investment Company LLC ("Claymont") which contains assets and liabilities consisting of amounts due from SunCoke Energy and its subsidiaries and notes payable to the Jewell and Indiana Harbor partnerships. Prior to the contribution of Claymont, Sunoco will contribute to Claymont amounts due from SunCoke Energy to Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco (which are reflected in advances from affiliates in the SunCoke historical financial statements).

(E) Reflects the elimination of intercompany payables from SunCoke Energy to Sunoco, which has been treated as a capital contribution.

(F) Represents the elimination of deferred income tax assets related to tax credit carryforwards which have been recognized in connection with preparation of historical income tax provisions on a separate-return basis. These deferred income tax benefits have been previously realized or will be realized by Sunoco on its consolidated income tax returns and therefore will not be retained by SunCoke Energy.

(G) Represents the reclassification of Sunoco's remaining net parent investment after the separation transactions (see Notes (C)-(F) above) to common stock, $0.01 par value per share (70,000,000 shares issued and outstanding), additional paid-in capital and accumulated other comprehensive income that was previously included in net parent investment. There is no impact on SunCoke Energy's common stock and additional paid-in capital accounts as a result of this offering since all of the proceeds of this offering will be received by the debt exchange party.

(H) Reflects a change to interest cost as if the long-term debt was issued on January 1, 2010. The interest adjustments were computed using the assumed interest rates set forth in Note A. A 0.125 percent increase in the floating interest rate would result in a $0.4 million increase in annual interest expense on the $300 million secured term loan credit facility. A 0.125 percent variance in the assumed interest rate on the aggregate long-term debt would change annual interest expense by $0.9 million.

(I) Reflects a change to interest cost for the expense attributable to an annual availability fee on the $150 million secured revolving credit facility, which is assumed to be 0.375 percent per year.

(J) Reflects a change to interest cost for the amortization of debt financing fees over eight years for the senior notes, seven years for the secured term loan credit facility and five years for the revolving credit agreement, respectively (see Note B above).

(K) Reflects the capitalization of external interest costs to reflect borrowing costs associated with the issuance of long-term debt (see Notes H and I above). The adjustment was computed by applying the assumed weighted-average interest rate for the long-term debt of 6.39 percent to the average cumulative capital construction costs of the respective projects during the applicable period. (The assumed interest rates for the new borrowings are higher than the historical rate which increases the capitalized interest for the applicable periods.) The average cumulative capital expenditures on which interest was capitalized totaled $113.1 and $253.1 million for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively.

(L) Reflects the elimination of: (1) interest income-affiliate primarily due to the contribution of Claymont to SunCoke Energy, (2) the interest cost-affiliate related to balances that will be settled as a result of these transactions and (3) the capitalization of interest cost-affiliate attributable to construction projects (see Notes D, E and K above).

(M) Tax effect at 34 percent of pro forma adjustments to pretax income, SunCoke Energy's effective statutory tax rate excluding tax credits.

(N) Tax effect of 23 percent includes the impact of the pro forma adjustments as well as their projected impact on the estimated annual effective statutory tax rate used to compute the first quarter historical tax provision.

2. Pro Forma Net Income Attributable to SunCoke Energy, Inc. Stockholders Per Share

Pro forma net income attributable to SunCoke Energy stockholders per share is determined by dividing the pro forma net income attributable to SunCoke Energy stockholders by the number of shares of common stock expected to be outstanding at the closing of this offering.

Although the Company expects to issue certain incentive stock awards in connection with this offering, such awards are not expected to be immediately dilutive because substantially all of such awards would be assumed repurchased under the treasury stock method used to determine outstanding common stock equivalents, and the assumed issuance and repurchase prices would be equal. In addition, potential SunCoke Energy stock awards that may be issued due to the modification of outstanding Sunoco equity awards in connection with the expected future distribution of the shares of SunCoke Energy common stock by Sunoco to holders of its common stock have also been excluded from the computation of diluted earnings per share because the amount and timing of such awards cannot be determined at this time. It is possible that future earnings per share may be diluted by the new awards expected to be granted or by the modification of outstanding Sunoco equity awards. For a further discussion of these matters, see "Post-Offering SunCoke Equity Awards Grant" and "Arrangements Between Sunoco and Our Company—Employee Matters."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with "Selected Historical Financial and Operating Data" and our combined financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors."

Overview

We are a Delaware corporation, formed in December 2010, to acquire, own, and operate the cokemaking and coal mining operations of Sunoco. We currently are a wholly owned subsidiary of Sunoco.

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States, and we designed and operate one cokemaking facility in Brazil on behalf of our customer under licensing and operating agreements. We are currently constructing a fifth U.S. cokemaking facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total U.S. cokemaking capacity will increase to approximately 4.2 million tons of coke per year. The cokemaking facility that we operate in Brazil on behalf of our customer has cokemaking capacity of approximately 1.7 million tons of coke per year.

We also own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In January 2011, we acquired metallurgical coal mining assets contiguous to our existing mining operations that will increase our annual coal production by an additional 250 thousand to 300 thousand tons per year with the potential for future production expansion. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. We plan to fund the coal expansion project outlays through our operating cash flow and advances from Sunoco or its subsidiaries until a debt offering is completed.

The following table sets forth information concerning the cokemaking facilities we own and/or operate:

Facility		Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:						
Jewell		Vansant, Virginia	1962	142	720	Partially used for thermal coal drying
Indiana Harbor		East Chicago, Indiana	1998	268	1,220	Heat for power generation
Haverhill	Phase I	Franklin Furnace, Ohio	2005	100	550	Process steam
	Phase II		2008	100	550	Power generation
Granite City		Granite City, Illinois	2009	120	650	Steam for power generation
Middletown		Middletown, Ohio	2011 (expected)	100	550	Power generation
Total				830	4,240	
Operated:						
Vitória		Vitória, Brazil	2007	320	1,700	Steam for power generation
Total				1,150	5,940	

In our cokemaking operations, we direct our marketing effort towards steelmaking customers who require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Our current coke sales are made pursuant to long-term agreements with an average remaining term of approximately 9 years. All of these coke sales agreements contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. When our Middletown cokemaking facility commences operations in the fourth quarter of 2011, its coke production will also be sold pursuant to a take-or-pay agreement with a term of 20 years.

We also operate a cokemaking facility in Brazil on behalf of a Brazilian subsidiary of ArcelorMittal. The Brazilian facility is the largest cokemaking facility that we operate, producing approximately 1.7 million tons of coke per year. We earn income from the Brazilian facility through (1) licensing and operating fees payable to us under long-term contracts with the local project company that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States and (2) an annual preferred dividend on our preferred stock investment from the project company guaranteed by the Brazilian subsidiary of ArcelorMittal.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves at December 31, 2010. In January 2011, we acquired the HKCC Companies for approximately $52 million, including working capital and contingent consideration. The contingent consideration arrangement requires the company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property acquired from HKCC if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. Proven and probable coal reserve estimates for the assets of the HKCC Companies total approximately 21 million tons. The HKCC Companies have two active underground mines and one active surface mine and one active highwall mine that are contiguous to our existing mines. Collectively, these mines are producing between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future.

Our mining area now consists of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties in Virginia and McDowell County, West Virginia. Our mining operations have historically produced coal that we believe possesses highly desirable coking properties,

mid-volatility and average sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. All of the expected 2011 production volumes, including production of the HKCC Companies, are contracted for sale. Coal produced from the mining operations of the HKCC Companies and the expansion will likely be sold to third parties or may be blended with our other coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking operations.

Outlook

The key factors affecting our near-term outlook are the following:

- *Coke Production and Sales Volumes*. The provisions of our coke sales agreements require that our customers take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These provisions also require us to meet minimum production levels and, if we do not meet the contractual minimums, generally require us to secure replacement coke at the prevailing contract price. Accordingly, our ability to produce and ship all of our coke production capacity and to meet our contractual minimum volumes affects our results. We expect all of our cokemaking facilities, with the exception of our Indiana Harbor facility, to operate at or near their cokemaking capacity in 2011 and meet or exceed contractual minimum volume requirements.

- *Metallurgical Coal Prices*. We have historically sold the coal produced from our mining operations primarily to our Jewell cokemaking facility based on the prices that our coke customers have agreed to pay for coal used at our other domestic cokemaking facilities, which generally are set at fixed annual prices based on prevailing market prices at the time the contracts are finalized. We generally sell coal produced from our coal mining operations that we do not use at our Jewell cokemaking facility to our other domestic cokemaking facilities or to third parties. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our other coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking operations.

  Including the impact of the coal mining expansions discussed below and our acquisition of the HKCC Companies, in general, every $10 per ton increase or decrease in year-to-year coal pricing will increase or decrease our pretax income by approximately $20 to $23 million, depending on the level of coal prices and the mix of coal mined from our leaseholds, which have varying royalty rates. For 2011, substantially all of our coal sales have been committed at fixed prices and consequently our sensitivity to coal price changes should be limited. These metallurgical coal prices—which include: (1) 2011 contract prices for sales of our existing coal production to third parties and our Other Domestic Coke facilities and (2) the 2011 contract prices for Haverhill coal purchases that determine the coke sales prices from our Jewell Coke facility to ArcelorMittal—are approximately $165 per ton on average. The comparable average coal contract price was approximately $130 per ton, $155 per ton and $106 per ton for 2010, 2009 and 2008, respectively. Due to increasing global demand and supply disruptions in Australia recent comparable spot prices are approximately $225 per ton. For the balance of 2011 and beyond, we expect metallurgical coal prices to remain at attractive levels due to favorable global supply and demand fundamentals.

- *Increased coal production*. We expect that the acquisition of the HKCC Companies will add between 250 thousand and 300 thousand tons of annual coal production beginning in 2011. An expansion plan is underway that we expect will increase our coal production from our underground mines. The Company expects to increase annualized production by approximately 350,000 tons in 2012, which is lower than our previous estimates, and to reach a 500,000 ton annualized increase by mid-2013. The revision in our coal production estimates is due to the existing tightness in the Appalachian labor market, and we expect

that the shortage of skilled labor in the coal mining business will continue in the near term. The revision was also due, to a lesser degree, to lower than expected coal yields from newly developed mine seams. The lower yield resulted from differences in the thickness and quality of the newly developed mine seams from that used in our prior estimates. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for the expansion of our coal production, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

- **Resolution of Contract Disputes with ArcelorMittal**. Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in court ordered mediation with ArcelorMittal which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. This extension provides us a guaranteed outlet for coke production through 2020. We also expect that the settlement will significantly reduce the concentration of our profitability in the Jewell coke sales agreement. For example, once our Middletown facility is in full production, we anticipate that none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas the Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010. If the amendments to the coke supply agreements had been in place during 2010, 2009 and 2008, the pretax earnings of the Jewell Coke segment would have been reduced by approximately $78 million, $84 million and $56 million, respectively, and the pretax earnings of Haverhill facility included in the Other Domestic Coke segment would have been increased by approximately $18 million, $13 million and $16 million, respectively. In February 2011, we also entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. This settlement will not significantly impact our future income from our Indiana Harbor operations.

- **Indiana Harbor Production Levels and Contract Renewals**.
  - In 2010, we did not meet contractual volume minimums at our Indiana Harbor cokemaking facility. However, as our customer did not require the additional coke, we did not incur any economic penalty to compensate our customer for the shortfall. In 2011, we again expect production volumes at this facility to be below the contractual minimum and as such, have contracted for third party coke supply to meet the expected shortfall for 2011 at a cost that will exceed our contract selling price.
  - The initial term of our Indiana Harbor coke sales agreement ends in October 2013. In preparation for negotiation of a new long-term contract, we are currently conducting an engineering study at our Indiana Harbor facility. Some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. The preliminary result of the engineering study has determined that a total investment of approximately

60

$50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed. Additionally, production volumes in 2012 and 2013 may be below the contractual minimums. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

- *Middletown Project Execution*. We expect to begin operating our new Middletown cokemaking facility during the fourth quarter of 2011. Once fully operational, we expect this facility to produce 550 thousand tons of coke per year and provide, on average, 44 megawatts of electricity per hour. Project construction is currently on schedule, with the facility approximately 66 percent complete as of the date of this prospectus. We expect the total cost of the project to be approximately $410 million, of which $294.5 million has been spent as of March 31, 2011.

- *Ongoing Capital Expenditures*. Following completion of the coal mining expansion and the start up of our Middletown cokemaking facility, we expect our ongoing capital to be approximately $45 million to $50 million per year. In addition, we have undertaken capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City cokemaking facilities. We expect these projects to be completed from 2011 to 2013 at a total cost of approximately $65 million. The final cost of the projects will be dependent upon discussions with regulators concerning compliance with the applicable environmental permits.

- *Federal Income Tax Credits*. We are currently receiving federal income tax credits for coke production from the second phase of our Haverhill cokemaking facility and our Granite City cokemaking facility. These tax credits are earned for each ton of coke produced and sold and expire four years after the initial coke production at the facility. The tax credit eligibility for coke production from the second phase of the Haverhill facility and the Granite City facility will expire in June 2012 and September 2013, respectively. In 2009, the value of these credits was approximately $14.55 per ton. For the year ended December 31, 2010, we expect to claim approximately $19 million in total of qualifying credits. We share with our customers a portion of the value of these credits through discounts to their respective coke prices. During 2010, we gave our customers $12.0 million in sales discounts. The possibility exists that new legislation may be adopted to extend the eligibility period for these tax credits for facilities that start up after 2010. If such legislation is enacted, it could apply to production from our Middletown facility, which we expect will commence operations during the fourth quarter of 2011, or other future domestic cokemaking facilities we may construct.

Corporate Separation Transactions

We have been operating cokemaking facilities and coal mines for over 45 years. Since the acquisition of our cokemaking and coal mining businesses by Sunoco in 1979, we have conducted our operations through one or more subsidiaries of Sunoco, and our assets, liabilities and operating results have been included in the consolidated financial statements of Sunoco. As part of our separation from Sunoco, Sunoco expects to contribute to us the subsidiaries, assets and liabilities that are primarily related to our cokemaking and coal mining businesses. See "Arrangements Between Sunoco and Our Company."

Historically, our operating expenses have included allocations of certain general and administrative costs of Sunoco for services provided to us by Sunoco. We will incur additional recurring costs related to being a stand-alone public company, including costs for financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities.

We are currently in the process of developing and implementing plans to replace services provided by Sunoco and develop the internal functions that we will need to operate effectively and fulfill our responsibilities

as a stand-alone public company. Our plans reflect anticipated recurring activities that are incremental to our current activities, as well as certain nonrecurring activities that we expect will be required during our transition to a stand-alone public company. We estimate the incremental recurring operating costs related to being a stand-alone public company to be approximately $15 million to $20 million per year. The significant assumptions involved in determining the estimates of incremental recurring operating costs include, but are not limited to:

- additional personnel required to operate as a public company;

- changes in compensation with respect to new and existing positions, particularly with respect to equity-based incentive compensation;

- the level of additional assistance we will require from professional service providers;

- the increase in insurance premiums and bonding costs as a stand-alone public company; and

- the costs of operating and maintaining new information technology infrastructure investments associated with being a stand-alone entity.

We estimate the nonrecurring operating costs that we will incur during our transition to being a stand-alone public company to be approximately $10 million. We anticipate that substantially all of these costs will be incurred during 2011. These costs include, but are not limited to, the following:

- nonrecurring compensation, such as accelerated vesting of certain long-term incentive awards, upon completion of the separation and this offering;

- office relocation costs;

- recruiting and relocation costs associated with hiring key senior management personnel new to our company; and

- costs to separate and develop new information systems.

As of the date of this prospectus, we have entered into a lease for our new corporate headquarters office location in Lisle, Illinois, but have not finalized all elements of our transition plan and have not entered into specific arrangements for certain significant elements of our cost structure as a stand-alone public company. Although we believe our estimates of incremental recurring costs and nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. See "Cautionary Statement Concerning Forward-Looking Statements."

The audited combined financial statements of SunCoke included elsewhere in this prospectus, which are discussed below, reflect the historical financial position, results of operations and cash flows of the SunCoke business that will be transferred to us from Sunoco pursuant to the separation. The financial information included in this prospectus, however, does not reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been in the past had we been a public, stand-alone company during the periods presented.

Results of Operations

We report our business results through four segments:

- Jewell Coke, which consists of our cokemaking operations located in Vansant, Virginia;

- Other Domestic Coke, which consists of our Indiana Harbor, Haverhill and Granite City cokemaking and heat recovery operations located in East Chicago, Indiana, Franklin Furnace, Ohio and Granite City, Illinois, respectively;

- International Coke, which consists of our operations in Vitória, Brazil, where we operate a cokemaking facility for a Brazilian subsidiary of ArcelorMittal; and

- Coal Mining, which consists of our metallurgical coal mining activities conducted in Virginia and West Virginia. In addition, we will include the results of the HKCC Companies that we acquired in January 2011 in this segment from the date of acquisition.

Each of our coke sales agreements in our Jewell Coke and Other Domestic Coke segments contain highly similar contract provisions. Specifically, each agreement includes:

- **Take-or-Pay Provisions**. We make substantially all of our current coke sales under take-or-pay contracts that require us to produce the contracted volumes of coke and require the customer to purchase such volumes of coke up to a specified tonnage maximum or pay the contract price for any tonnage they elect not to take. As a result, our ability to produce the contracted coke volume and performance by our customers are key determinants of our profitability. We do not have any significant spot coke sales. Accordingly, spot coke prices do not generally affect our revenues.

- **Coal Cost Component with Pass-Through Provisions**. The largest component of the price of our metallurgical coke is the cost of purchased coal, including any transportation or handling costs. Under the contracts at our cokemaking facilities in the Other Domestic Coke segment, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains.

  Under the Jewell coke sales agreement, prior to January 1, 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the profitability of our Jewell facility increased, and as coal prices decreased, the profitability of our Jewell cokemaking facility decreased. The coal supply for our Haverhill cokemaking facility has generally been purchased under contracts with terms of one to two years. Accordingly, these coal costs have been most impacted by market prices at the time these agreements were entered into and were generally not responsive to changes in coal prices during the year. The impact of coal prices on Jewell Coke profitability has therefore lagged the market for spot coal prices.

  Beginning January 1, 2011, as a result of the settlement agreement with ArcelorMittal discussed above, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment. The transfer price for coal supplied from our coal mining operations for use at our Jewell cokemaking operations is based on the prices of our annual third-party coal sales agreements if such sales volumes exceed a minimum threshold. If third-party sales volumes do not exceed this threshold, the transfer price is based on annual prices for internal sales to our affiliates. As a result of the different coal pricing mechanisms in the Jewell coke sales agreement and the transfer agreement between Jewell cokemaking and our coal mining operations, the financial results of the Jewell Coke segment may be impacted by annual coal pricing differentials between the two mechanisms. However, because both our coal purchases for Haverhill, which establish the annual coal component for the Jewell coke price, and our third-party coal sales are generally concluded on an annual basis and at similar times of the year, we expect fluctuations to be limited.

- **Operating Cost Component with Pass-Through or Inflation Adjustment Provisions**. Our coke prices include an operating cost component. Operating costs under three of our coke sales agreements are passed through to the respective customers subject to an annually negotiated budget in some cases subject to a cap annually adjusted for inflation, and we share any difference in costs from the budgeted amounts with our customers. Under our other two coke sales agreements, the operating cost component for our coke

sales are fixed subject to an annual adjustment based on an inflation index. Accordingly, actual operating costs can have a significant impact on the profitability of all our domestic cokemaking facilities.

- *Fixed Fee Component*. Our coke prices also include a fixed fee component. The fixed fee component is an amount received for each ton of coke sold to the customer and is determined at the time the coke sales agreement is signed.

- *Tax Component*. Our coke sales agreements also contain provisions that generally permit the pass-through of all applicable taxes (excluding income taxes) related to the production of coke at our facilities.

- *Coke Transportation Cost Component*. Where we deliver coke to our customers via rail, our coke sales agreements also contain provisions that permit the pass-through of all applicable transportation costs related to the transportation of coke to our customers.

Our domestic coke facilities have also realized, and some continue to realize, certain federal income tax credits. Specifically, energy policy legislation enacted in August 2005 created nonconventional fuel tax credits for U.S. federal income tax purposes pertaining to a portion of the coke production at our Jewell cokemaking facility, all of the production at our Haverhill cokemaking facility and all future domestic cokemaking facilities placed into service by January 1, 2010. The credits cover a four-year period, effective the later of January 1, 2006 or the date any new facility is placed into service prior to January 1, 2010. Accordingly, the credits attributable to a portion of production from our Jewell cokemaking facility and all production from the first phase of our Haverhill facility expired on December 31, 2009. The credits attributable to production from the second phase of our Haverhill and our Granite City facility will expire June 2012 and September 2013, respectively. Most of the coke production at our Jewell cokemaking facility and all of the coke production at our Indiana Harbor cokemaking facility were eligible for similar nonconventional fuel tax credits through December 31, 2007 under a previous tax law. We currently "share" a portion of the tax credits with AK Steel and U.S. Steel for sales from the second phase of our Haverhill facility and our Granite City facility, respectively, through discounts to the sales price of coke when we realize the benefits of these tax credits on Sunoco's consolidated federal income tax return. We had similar arrangements with ArcelorMittal at our Indiana Harbor facility and the first phase of our Haverhill facility prior to the expiration of such credits. As a result of these discounts, our pretax results for these facilities reflect the impact of these sales discounts, while the actual tax benefits are reflected as a reduction of income tax expense. Accordingly, when the tax credits expire, the results of our Other Domestic Coke segment will increase, but this increase will be more than offset by the increase in our income tax expense.

Revenues from our International Coke segment are derived from licensing and operating fees based upon the level of production from a Brazilian subsidiary of ArcelorMittal. Our revenues also include the full pass-through of the operating costs of the facility. We also receive an annual preferred dividend on our preferred stock investment in the Brazilian project company that owns the facility. In general, the facility must achieve certain minimum production levels for us to receive the preferred dividend.

Revenues from our Coal Mining segment are currently generated largely from sales of coal to the Jewell cokemaking facility for conversion into metallurgical coke. Some coal is also sold to our other domestic cokemaking facilities. Coal sales to third parties are limited at this time, but are expected to increase as a result of the HKCC acquisition and our expansion project which is expected to be completed by mid-2013. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay for our coal and which approximate the market price for this quality of metallurgical coal. Most of the coal sales to these third parties and facilities are under contracts with one- to two-year terms, and, as a result, coal revenues lag the market for spot coal prices. Accordingly, the revenues from Coal Mining are most affected by the timing of the execution of coal sales agreements with third parties or the customers of our Other Domestic Coke segment. Coal production costs are the other critical factor in the financial results of the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining income of our business segments, and the remaining expenses have been included in Corporate and Other. Net financing income, which consists principally of interest income and expense from affiliates and capitalized interest, is also excluded from segment results.

Our segment results reflect income attributable to our parent, Sunoco. Income attributable to noncontrolling investors in the Indiana Harbor partnership has been subtracted from the income of the Other Domestic Coke segment and also from the net financing income.

The following tables set forth the sales and other operating revenues and the operating income (loss) attributable to net parent investment, or segment earnings, of our segments and other financial and operating data for the years ended December 31, 2010, 2009 and 2008:

| | Years ended December 31 | | |
	2010	2009	2008
	(Dollars in thousands)		
Sales and other operating revenues:			
Jewell Coke	$ 298,020	$ 324,630	$ 250,394
Jewell Coke intersegment sales	5,784	—	—
Other Domestic Coke	979,542	755,946	523,883
International Coke	38,411	40,442	58,388
Coal Mining	574	2,998	6,271
Coal Mining intersegment sales	132,278	119,505	107,658
Elimination of intersegment sales	(138,062)	(119,505)	(107,658)
Total	$1,316,547	$1,124,016	$ 838,936
Earnings:			
Jewell Coke	$ 147,082	$ 177,803	$ 114,145
Other Domestic Coke[1]	35,612	(2,482)	20,373
International Coke	14,856	23,198	5,299
Coal Mining	(11,291)	5,247	9,612
Corporate and Other:			
Corporate expenses	(15,026)	(9,465)	(13,469)
Net financing[1]	14,908	16,115	16,075
Pretax income attributable to net parent investment	186,141	210,416	152,035
Income tax expense	46,942	20,732	38,131
Net income attributable to net parent investment	$ 139,199	$ 189,684	$ 113,904
Coke Operating Data:			
Capacity Utilization (%)			
Jewell Coke	99	99	100
Other Domestic Coke	97	87	93
Total	97	90	95
Coke sales volumes (thousands of tons):			
Jewell Coke[2]	721	694	727
Other Domestic Coke	2,917	2,119	1,901
Total	3,638	2,813	2,628
International Coke production—operated facility (thousands of tons)	1,636	1,263	1,581
Coal Operating Data[3]:			
Coal sales volumes (thousands of tons):			
Internal use	1,275	1,189	1,170
Third parties	2	25	63
Total	1,277	1,214	1,233
Coal production (thousands of tons)	1,104	1,134	1,179
Purchased coal (thousands of tons)	149	73	54
Coal sales price per ton (excludes transportation costs)[4]	$ 103.76	$ 100.45	$ 92.00
Coal cash production cost per ton[5]	$ 105.92	$ 92.07	$ 80.44
Purchased coal cost per ton[6]	$ 87.74	$ 43.10	$ 41.16
Total coal production cost per ton[7]	$ 108.67	$ 93.35	$ 82.23

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[1] Excludes income attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.
[2] Excludes 17 thousand tons of internal coke sales to our Indiana Harbor cokemaking operations during 2010.
[3] Includes production from company and contract-operated mines.

(4)   Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $103.74, $100.19 and $89.96 for 2010, 2009 and 2008, respectively.

(5)   Mining and preparation costs, excluding depreciation, depletion and amortization, divided by coal production volume.

(6)   Costs of purchased raw coal divided by purchased coal volume.

(7)   Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $6.04, $4.77 and $3.54 for 2010, 2009 and 2008, respectively.

Analysis of Segment Earnings

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Net income attributable to net parent investment decreased $50.5 million, or 27 percent, to $139.2 million for the year ended December 31, 2010 compared to $189.7 million for the corresponding period of 2009. The decrease was primarily due to the absence of a one-time $41 million investment tax credit associated with the start up of the Granite City cokemaking facility in the fourth quarter of 2009 and lower results from the Jewell and Indiana Harbor cokemaking operations and our Coal Mining segment. Higher results from the Haverhill and Granite City operations, which were driven by higher margins and volumes, partially offset these negative factors.

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $26.6 million, or 8 percent, to $298.0 million in 2010 compared to $324.6 million in 2009. This decrease was mainly attributable to lower pricing, which contributed $37.2 million of the decrease, offset partially by a $10.6 million increase due to higher sales volumes. In 2010 and 2009, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility, increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the sales and profitability of our Jewell facility increased, and as coal prices decreased, the sales and profitability of our Jewell cokemaking facility decreased. In 2010, Jewell pricing and sales were adversely impacted by lower average coal costs at our Haverhill facility, which were $217.37 per ton of coke in 2010 compared to $251.55 per ton of coke in the 2009 period. Jewell Coke also had intercompany sales of approximately 17 thousand tons to Indiana Harbor during 2010.

Segment Earnings

Segment earnings from our Jewell Coke segment decreased $30.7 million, or 17 percent, to $147.1 million in 2010 compared to $177.8 million in 2009. The decrease in segment earnings was largely driven by a $33.1 million decrease in operating margins due to lower sales pricing and higher internal coal transfer pricing, partially offset by the favorable impact of volume increases. Selling, general and administrative costs increased $3.6 million due to higher legal fees associated with the ArcelorMittal litigation and also contributed to the decrease in segment earnings. As described above, the sales price at Jewel Coke was adversely impacted by lower average coal costs at our Haverhill facility and was the primary driver for the decrease in segment earnings in 2010. Margins were also adversely impacted by higher internal coal transfer pricing, which increased 2.9 percent on a per ton basis in 2010. Higher sales volumes had a $6.0 million favorable offset to the decrease in segment earnings and were largely due to the timing of shipments for December 2009 production.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $223.6 million, or 30 percent, to $979.5 million in 2010 compared to $755.9 million in 2009. The increase was mainly attributable to the incremental impact of a full year of sales at our Granite City operations, higher pass through costs and volume increases. Granite City commenced operations in the fourth quarter of 2009 and contributed $185.2 million to this increase.

The largest component of our sales price is the cost of purchased coal, which is passed through to our customers, subject to contractual coal-to-coke yield standards, and includes transportation and handling costs. Where we deliver coke via rail to our customers, we also pass through the costs of such services. Accordingly, these costs are a pass through to our customers and affect our sales and cost of sales in approximately equal amounts and are generally not a significant factor in our results when contractual coal-to-coke yields are achieved. Pass through costs increased $16.3 million in 2010 mainly due to volume increases.

Coke sales volumes, excluding Granite City operations, increased 11.0 percent in 2010 compared to 2009 and contributed $21.2 million to the increase in sales and other operating revenue. Operational improvements at Haverhill increased capacity utilization from 84 percent in 2009 to 100 percent in 2010, which favorably impacted volume and sales, including higher energy sales volumes. This favorable variance was offset by lower volume at Indiana Harbor. Sales and other operating revenue at the Indiana Harbor operations was unfavorably impacted by lower capacity utilization, which decreased from 95 percent in 2009 to 93 percent in 2010. In 2010, capacity utilization at this facility was adversely impacted by operational and force majeure issues and as a result, we did not meet our contractual production minimums. Because our customer did not require the additional coke, we did not incur any contractual penalty for the shortfall. The estimated impact to sales and other operating revenue in 2010 was approximately $13.5 million and is included in the variance above.

Segment Earnings

Other Domestic Coke segment earnings increased $38.1 million to $35.6 million for 2010 compared to a loss of $2.5 million in 2009. The increase in segment earnings was mainly attributable to the incremental impact of a full year of operations at Granite City, which contributed $10.7 million, volume increases and favorable operating margins at Haverhill. This increase was offset partially by higher selling, general and administrative costs, which increased $12.7 million largely due to higher legal and related costs incurred in connection with the resolution of the Indiana Harbor arbitration, and lower operating margins at Indiana Harbor. The change in operating income attributable to noncontrolling interests increased segment earnings by $14.3 million in 2010 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $14.0 million to the increase in segment earnings. Haverhill volume increased largely due to the resolution of operating difficulties experienced in 2009. Indiana Harbor volume decreased slightly in 2010 compared with 2009 due to operational issues and lower utilization and force majeure events, which impacted segment earnings by $2.9 million.

Operating margins were favorable to the prior year and contributed $11.7 million to the increase in segment earnings. Higher recovery of coal and operating costs at Haverhill was offset partially by a lower recovery at Indiana Harbor. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted segment margins at Haverhill in 2009. Higher coal costs were recovered in 2010, which favorably impacted coal margin at Haverhill. This favorable variance was partially offset by a decline in coal-to-coke yield results at Indiana Harbor. Indiana Harbor coal-to-coke yield results decreased from an $18.1 million benefit in 2009 to a loss of $1.5 million in 2010 due primarily to the adjustment of the contractual coal-to-coke yield standard. Operating margins were also impacted by the absence of $1.5 million in payments received in 2009 at Indiana Harbor for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $2.0 million, or 5 percent, to $38.4 million in 2010 compared to $40.4 million in 2009. Sales and other operating revenue decreased due to lower pass-through operating costs offset partially by higher operating and license fees driven by a 30 percent increase in coke production.

Segment Earnings

Segment earnings in the International Coke segment decreased $8.3 million, or 36 percent, to $14.9 million in 2010 compared to $23.2 million in 2009. This decrease was primarily attributable to the recognition of preferred dividend income in 2009 related to 2008. We receive an annual preferred dividend on our preferred stock investments in the company that owns the Brazilian facility. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million of which was attributable to 2008 and was recognized in the second quarter after we determined the preferred dividend to be realizable. In 2009, we completed a restructuring of our operating agreement with ArcelorMittal and now recognize preferred dividend income in the fourth quarter of each year. Offsetting this decline were higher licensing and operating fees in 2010 due to an increase in coke production.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $12.8 million to $132.3 million in 2010 compared to $119.5 million in 2009 due mainly to a 7.2 percent increase in volume. Sales prices increased from $100.45 per ton in 2009 to $103.76 per ton in 2010 and contributed $3.9 million to the increase in sales and other operating revenue. Sales prices for intercompany sales are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market at the time of contract execution. Sales to third parties are limited at this time and decreased $2.4 million in 2010 due to lower volume.

Segment Earnings

Segment earnings decreased $16.5 million in 2010 to a loss of $11.3 million compared to earnings of $5.2 million in 2009. This decrease was primarily driven by lower operating margins and a $2.5 million increase in selling, general and administrative costs. Operating margins were unfavorable to the prior year and contributed $14.0 million to the decrease in segment earnings. Production costs increased $15.32 per ton which was largely attributable to higher spending for materials and supplies, fuel and raw coal purchases. Increased labor costs, in part due to staffing in anticipation of the mine expansion, also contributed to the higher production costs. Slightly higher coal sales prices and volumes partially offset these negative factors.

Corporate and Other

Corporate expenses increased $5.5 million to $15.0 million for the year ended December 31, 2010 compared to $9.5 million for the corresponding period of 2009. The increased expenses were largely attributable to higher business development and corporate staffing costs. Net financing income decreased $1.2 million to $14.9 million for the year ended December 31, 2010 compared to $16.1 million for the corresponding period of 2009. The decrease in net financing income was primarily due to a reduction in capitalized interest and lower interest income.

Income Taxes

Income tax expense increased $26.2 million to $46.9 million for the year ended December 31, 2010 compared to $20.7 million for the corresponding period of 2009. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding tax credits was 35.4 percent for the year ended December 31, 2010 compared to 38.3 percent for the corresponding period of 2009. The decrease in the effective tax rate was partially attributable to the recognition of the manufacturing deduction for federal income tax purposes in 2010. We did not realize this benefit in the 2009 period because we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility that was placed in service in the fourth quarter of 2009. The state income tax rate was also lower due to increased income from the Haverhill cokemaking facility, which has a lower effective tax rate. Tax expense increased due to the absence of a one-time $40.7 million gasification investment tax credit associated with the commencement of operations at

our Granite City facility in the fourth quarter of 2009. Nonconventional fuels tax credits were essentially unchanged at $19.0 million for the 2010 period as higher tax credits associated with sales from our Granite City cokemaking facility and the second phase of the Haverhill cokemaking facility were partially offset by the absence of credits from sales at the Jewell facility and the first phase of the Haverhill facility, as eligibility for credits from these facilities expired on December 31, 2009. Sales price discounts provided to our customers in connection with sharing of nonconventional fuels tax credits, which are reflected in the operating results of the Other Domestic Coke segment, totaled $12.0 million and $7.8 million in 2010 and 2009 periods, respectively.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net income attributable to net parent investment increased $75.8 million, or 67 percent, to $189.7 million for the year ended December 31, 2009 compared to $113.9 million for the corresponding period of 2008. The increase was primarily due to an increase in income from our Jewell Coke facility, which was largely attributable to higher coal prices and recognition of a one-time gasification investment tax credit associated with the start up of our Granite City cokemaking facility.

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $74.2 million, or 30 percent, to $324.6 million in 2009 compared to $250.4 million in 2008. This increase was mainly attributable to higher pricing, which contributed $88.8 million of this increase, partially offset by a $14.6 million decrease due to a decrease in sales volume. In 2009, Jewell pricing was favorably impacted by higher average coal costs at our Haverhill facility, which were $251.55 per ton of coke in 2009 compared to $172.63 per ton of coke in the 2008 period. Sales volumes declined in 2009 due in part to the timing of shipments for the December 2009 production volumes.

Segment Earnings

Segment earnings from our Jewell Coke segment increased $63.7 million, or 56 percent, to $177.8 million in 2009 compared to $114.1 million in 2008. The increase in segment earnings was largely driven by a $74.1 million increase in operating margins due to higher sales pricing, partially offset by higher internal coal transfer pricing, an increase in operating costs, and the impact of volume decreases. As described above, the sales price at Jewell Coke was favorably impacted by higher average coal costs at our Haverhill facility and was the primary driver for the increase in segment earnings in 2009. Sales volume declines reduced segment earnings by $8.9 million.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $232.0 million, or 44 percent, to $755.9 million in 2009 compared to $523.9 million in 2008. Granite City commenced operations in the fourth quarter of 2009 and contributed $18.5 million to this increase. Coal pass through costs increased due to higher coal prices and volume increases and contributed $186.4 million to the increase in sales and other operating revenues. The remaining increase is due to higher volumes and operating fees.

Segment Earnings

Our Other Domestic Coke segment incurred losses of $2.5 million in 2009 compared to segment earnings of $20.4 million in 2008. The decrease was driven by lower volume and lower operating margins at our Haverhill operations, offset partially by higher margins at our Indiana Harbor operations. Also contributing to the decrease was a $3.9 million loss at our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009. The change in operating income attributable to noncontrolling interests decreased segment earnings by $2.6 million in 2009 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $8.7 million to the decrease in segment earnings driven by volume decreases at Indiana Harbor.

Operating margins were unfavorable to the prior year and contributed $7.3 million to the decrease in segment earnings. Operating margins at Haverhill were unfavorable in 2009 as compared to 2008 due to a lower recovery of coal and operating costs and higher depreciation expense. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted operating margins in 2009. Conversely, coal cost recovery was higher in 2008, which favorably impacted coal margins at Haverhill during that period. Additionally, operational difficulties associated with the start up of the second phase increased operating costs, a portion of which could not be recovered. Haverhill coal-to-coke results were $(1.0) million and $(3.1) million in 2009 and 2008, respectively. Operating margins for Indiana Harbor were higher in 2009 as compared to 2008 due to a favorable $4.7 million increase in coal-to-coke yield results and a $1.5 million payment received in 2009 for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $18.0 million, or 31 percent, to $40.4 million in 2009 compared to $58.4 million in 2008. Sales and other operating revenue decreased due to lower pass-through operating costs.

Segment Earnings

Segment earnings in our International Coke segment increased $17.9 million to $23.2 million in 2009 compared to $5.3 million in 2008. This increase was primarily attributable to the recognition of preferred dividend income in 2009. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million attributable to 2008 was recognized in the second quarter after we determined the preferred dividend to be realizable. Higher administrative costs partially offset the preferred dividend income.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and other domestic cokemaking facilities. Intersegment sales increased $11.8 million, or 11 percent, to $119.5 million in 2009 compared to $107.7 million in 2008 due primarily to an increase in pricing. Average sales prices per ton increased from $92.00 per ton in 2008 to $100.45 per ton in 2009 and are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market. Sales to third parties decreased $3.3 million in 2009 due to lower volume.

Segment Earnings

Segment earnings decreased $4.4 million in 2009 to $5.2 million in 2009 compared to $9.6 million in 2008. This decrease was primarily driven by lower operating margins, which contributed $3.5 million to the decrease. Operating margins were impacted by higher production costs, which increased $11.12 per ton, largely driven by higher costs for labor, materials and supplies, fuel and the purchases of raw coal. Labor costs increased due to new mining safety regulations and the hiring of apprentice miners. Offsetting these increases were lower costs associated with mine shutdowns. Higher selling, general and administrative costs in 2009 contributed $0.9 million to the decrease.

Corporate and Other

Corporate expenses decreased $4.0 million to $9.5 million for the year ended December 31, 2009 compared to $13.5 million for the corresponding period of 2008. This decrease was primarily due to a $2.4 million reduction in charges for retained black lung benefit liabilities attributable to legacy nonmetallurgical coal mining sites that were previously sold and the absence of $2.7 million of expenses attributable to obtaining the permits for our Granite City cokemaking facility in 2008. Net financing income was $16.1 million in both 2009 and 2008.

Income Taxes

Income tax expense decreased $17.4 million to $20.7 million for the year ended December 31, 2009 compared to $38.1 million for the corresponding period of 2008. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding nonconventional fuel and investment tax credits was 38.3 percent for 2009 compared to 35.4 percent for 2008. The increase in the effective tax rate was largely attributable to the absence of a manufacturing deduction for federal income tax purposes as we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility which was placed in service in the fourth quarter of 2009. During 2009, we recognized a one-time $40.7 million gasification investment tax credit associated with the start up of the Granite City facility. Nonconventional fuels tax credits increased $3.6 million to $19.3 million in 2009 primarily due to credits attributable to a full year of coke sales from our Haverhill expansion and the start up of our Granite City facility. Sales price discounts provided to our customers, in connection with sharing of nonconventional fuels tax credits which are reflected in the operating results of the Other Domestic Coke segment, totaled $7.8 million and $1.0 million in 2009 and 2008, respectively.

The following tables set forth the unaudited sales and other operating revenues and the operating income (loss) attributable to net parent investment, or segment earnings, of our segments and other financial and operating data for the three months ended March 31, 2011 and 2010:

	Three months ended March 31	
	2011	2010
	(Dollars in thousands)	
Sales and other operating revenues:		
Jewell Coke	$ 64,012	$ 85,728
Other Domestic Coke	247,445	232,256
International Coke	9,693	10,076
Coal Mining	11,817	164
Coal Mining intersegment sales	38,807	33,847
Elimination of intersegment sales	(38,807)	(33,847)
Total	$332,967	$328,224
Earnings:		
Jewell Coke	$ 17,953	$ 49,598
Other Domestic Coke[1]	(2,322)	397
International Coke	935	558
Coal Mining	1,577	2,989
Corporate and Other:		
Corporate expenses	(6,728)	(3,965)
Net financing[1]	3,550	3,448
Pretax income attributable to net parent investment	14,965	53,025
Income tax expense	3,139	14,002
Net income attributable to net parent investment	$ 11,826	$ 39,023
Coke Operating Data:		
Capacity Utilization (%)		
Jewell Coke	98	100
Other Domestic Coke	94	91
Total	95	92
Coke sales volumes (thousands of tons):		
Jewell Coke	175	172
Other Domestic Coke	697	661
Total	872	833
International Coke production—operated facility (thousands of tons)	364	413
Coal Operating Data[2]:		
Coal sales volumes (thousands of tons):		
Internal use	300	327
Third parties	86	—
Total	386	327
Coal production (thousands of tons)	335	311
Purchased coal (thousands of tons)	51	18
Coal sales price per ton (excludes transportation costs)[3]	$ 131.01	$ 103.56
Coal cash production cost per ton[4]	$ 114.42	$ 86.54
Purchased coal cost per ton[5]	$ 133.24	$ 42.99
Total coal production cost per ton[6]	$ 123.95	$ 90.17

[1] Excludes income (loss) attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.
[2] Includes production from company and contractor-operated mines.
[3] Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $133.57 and $103.56 for the three months ended March 31, 2011 and 2010, respectively.
[4] Mining and preparation costs, excluding depreciation, depletion and amortization, divided by coal production volume.
[5] Costs of purchased raw coal divided by purchased coal volume.
[6] Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $7.05 and $5.46 for the three months ended March 31, 2011 and 2010, respectively.

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $21.7 million, or 25 percent, to $64.0 million in the first quarter of 2011 compared to $85.7 million in first quarter of 2010. This decrease was mainly attributable to lower pricing, which contributed $22.6 million of the decrease, offset partially by slightly higher volumes. Effective January 1, 2011, our contract with ArcelorMittal was amended to eliminate the fixed adjustment factor in the coke pricing formula and increase the operating cost and fixed fee components. This amendment was the primary driver in the decrease in sales and other operating revenue.

Prior to January 1, 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility, increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the sales and profitability of our Jewell facility increased, and as coal prices decreased, the sales and profitability of our Jewell cokemaking facility decreased.

Segment Earnings

Segment earnings from our Jewell Coke segment decreased $31.6 million, or 64 percent, to $18.0 million in the first quarter of 2011 compared to $49.6 million in the first quarter of 2010. The decrease in segment earnings was largely driven by a $31.3 million decrease in operating margins, which were adversely impacted by lower sales pricing and higher internal coal transfer pricing. Comparability between periods is impacted by the contract amendment discussed above. The amendment eliminated the fixed adjustment factor, and as a result, beginning in 2011 the impact of coal sales prices on the financial results of the Jewell Coke segment have been significantly reduced. As a result of the contract change, the component of the coke sales price attributable to coal decreased 40 percent and resulted in a $29.5 million decrease in segment earnings. This decrease was partially offset by a $7.1 million combined increase in operating fees and fixed fee revenue also attributable to the contract amendment. Internal coal transfer pricing increased from $103.56 per ton in the first quarter of 2010 to $133.57 per ton in the first quarter of 2011 and decreased Jewell Coke segment earnings by $7.6 million with a corresponding increase in the earnings of the Coal Mining segment.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $15.1 million, or 6 percent, to $247.4 million in the first quarter of 2011 compared to $232.3 million in the first quarter of 2010. The increase was mainly attributable to increased volumes at Haverhill and Granite City as well as the impact of contract changes at Haverhill. These favorable factors were partially offset by volume decreases at Indiana Harbor.

Coke sales volumes increased 5 percent in the first three months of 2011 compared to the first three months of 2010. Operational improvements at Haverhill increased capacity utilization from 92 percent in the first three months of 2010 to 98 percent in the first three months of 2011, which favorably impacted volume and sales, including higher energy sales volumes. Also contributing to the increase in volume and sales was increased capacity utilization at Granite City from 84 percent in the first three months of 2010 to 100 percent in the first three months of 2011. Granite City also had steam sales of $5.2 million in the first three months of 2011 compared to no steam sales during the first three months of 2010. These favorable variances were offset by lower volume at Indiana Harbor, where operational issues continue to impact capacity utilization at this facility which was 93 percent in the first three months of 2010 compared to 85 percent in the first three months of 2011.

Segment Earnings

Other Domestic Coke segment earnings decreased $2.7 million to a loss of $2.3 million in the first three months of 2011 compared to earnings of $0.4 million in the first three months of 2010. The decrease in segment earnings is mainly attributable to a loss on firm purchase commitments of $18.5 million and volume decreases and unfavorable operating margins at Indiana Harbor partially offset by volume increases and favorable operating margins at Haverhill and Granite City. The change in operating income attributable to noncontrolling interests increased segment earnings by $9.8 million in the first three months of 2011 based on the results of Indiana Harbor, primarily due to the purchase commitment loss.

During the first three months of 2011, the Company determined that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. The Company has entered into contracts to procure the coke from third parties to meet the entire volume shortfall. However, the coke prices in the purchase agreements exceed the sales price in the Company's contract with ArcelorMittal. This pricing difference resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interest), all of which was recorded during the first three months of 2011.

Excluding the loss on firm purchase contract for Indiana Harbor, operating margins decreased $3.1 million. This decrease was primarily attributable to a $15.0 million decrease in operating margins at Indiana Harbor due to operational issues and the adjustment of the contractual coal-to-coke yield standard. Additionally, Indiana Harbor incurred higher maintenance and repair costs to address oven reliability issues, approximately $6.5 million of which were not recoverable from our customer. Indiana Harbor coal-to-coke yield results decreased from a $1.1 million benefit in the first three months of 2010 to a loss of $6.0 million in the first three months of 2011, $3.4 million of which were related to the adjustment of the contractual coal–to-coke yield standard. These decreases were partially offset by higher recovery of both coal and operating costs at Haverhill and Granite City. Segment earnings at Haverhill increased $4.2 million as a result of contract changes.

Volume increases partially offset the unfavorable operating margins and contributed $9.9 million to segment earnings in the first three months of 2011 compared to the first three months of 2010. Haverhill volume increased due to higher productivity and improved equipment reliability. Granite City volume increased in the first three months of 2011 due to the resolution of startup issues experienced in the first three months of 2010. Indiana Harbor partially offset these volume increases with lower volumes in the first three months of 2011 compared with the first three months of 2010 due to operational issues and fewer production days caused by adverse weather conditions. We anticipate volume trends at Indiana Harbor to improve in future quarters as a result of increased stability in operational performance that is attributable to recent maintenance and repairs at this facility.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $0.4 million, or 4 percent, to $9.7 million in the first quarter of 2011 compared to $10.1 million in the first quarter of 2010. Sales and other operating revenue decreased due to lower operating and license fees driven by a decrease in coke production. Coke production was lower due to a weather related interruption in coal supply that was resolved in the first quarter.

Segment Earnings

Segment earnings in the International Coke segment increased $0.3 million, or 68 percent, to $0.9 million in the first quarter of 2011 compared to $0.6 million in the first quarter of 2010 due primarily to lower selling, general and administrative costs.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is historically generated largely by sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $5.0 million, or 15 percent, to $38.8 million in the first quarter of 2011 compared to $33.8 million in the first quarter of 2010 due mainly to an increase in sales price from $103.56 per ton in the first three months of 2010 to $131.01 per ton in the first three months of 2011. The increase in price was partially offset by an 8 percent decrease in internal sales volume.

Third party sales in the first three months of 2011 increased $11.6 million from $0.2 million in the first three months of 2010 to $11.8 million in the first three months of 2011. Existing operations contributed sales of $6.2 million to the increase and the acquisition of HKCC contributed $5.5 million of third party sales during the first three months of 2011.

Segment Earnings

Segment earnings decreased $1.4 million, or 47 percent, from $3.0 million in the first three months of 2010 compared to $1.6 million in the first three months of 2011. Higher intersegment sales to the Jewell Coke segment, driven by an increase in transfer pricing, and higher third party sales were more than offset by an increase in operating costs. Lower operating margins in the first three months of 2011 contributed $1.7 million to the decrease in segment earnings which was partially offset by a $0.3 million decrease in selling, general and administrative costs. The decrease in operating margins was mostly driven by operational disruptions from interference with a gas well, lower productivity due to labor shortages, and variations in the thickness and quality of coal seams that reduced Jewell production volumes. We increased raw coal purchases to maintain sales volumes. The combination of these factors were the primary drivers of the increase in our coal production cost per ton from $90.17 to $123.95.

Corporate and Other

Corporate expenses increased $2.7 million to $6.7 million for the three months ended March 31, 2011 compared to $4.0 million for the corresponding period of 2010. The increase in corporate expenses was driven by additional headcount required to operate as a public company. Corporate expenses increased due higher employee-related costs, including severance costs. Net financing income was $3.6 million and $3.4 million in 2011 and 2010, respectively.

Income Taxes

Income tax expense decreased $10.9 million to $3.1 million for the three months ended March 31, 2011 compared to $14.0 million for the corresponding period of 2010. Our effective tax after deducting income attributable to noncontrolling interests and excluding nonconventional fuel tax credits was 35.5 percent for 2011 compared to 36.7 percent for 2010. The decrease in the effective tax rate was largely attributable to the expected benefit for a depletion allowance partially offset by the loss of prior year manufacturers' deduction due to the expected carryforward of a 2011 projected tax loss. Nonconventional fuel tax credits declined to $2.2 million in for the three months ended March 31, 2011 from $5.5 million in same period of 2010. The decline is primarily a result of timing, as recognition of such credits in interim tax provisions is based upon the proportion of projected full year income realized, rather than when the actual coke sales occur. In 2011, we recognized a lower percentage of our projected full year income than we did in the corresponding period of 2010.

Analysis of Combined Statements of Income

The following table sets forth amounts from the combined statements of income for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Revenues			
Sales and other operating revenue	$1,316,547	$1,124,016	$ 838,936
Other income, net	10,046	20,970	1,315
Total revenues	1,326,593	1,144,986	840,251
Costs and Operating Expenses			
Cost of products sold and operating expenses	1,036,944	860,830	630,771
Selling, general and administrative expenses	67,232	40,205	34,244
Depreciation, depletion and amortization	48,157	32,323	24,554
Total costs and operating expenses	1,152,333	933,358	689,569
Operating income	174,260	211,628	150,682
Interest income (primarily from affiliate)	23,722	24,510	27,569
Interest cost—affiliate	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999
Total financing income, net	18,988	20,340	20,381
Income before income tax expense	193,248	231,968	171,063
Income tax expense	46,942	20,732	38,131
Net income	146,306	211,236	132,932
Less: net income attributable to noncontrolling interests	7,107	21,552	19,028
Net income attributable to net parent investment	$ 139,199	$ 189,684	$ 113,904

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenues. Our total revenues were $1,326.6 million for the year ended December 31, 2010 compared to $1,145.0 million for the corresponding period of 2009. The 16 percent increase was primarily due to sales from our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009.

Costs and Operating Expenses. Total operating expenses were $1,152.3 million for the year ended December 31, 2010 compared to $933.4 million for the corresponding period of 2009. The 23 percent increase was primarily attributable to expenses at our Granite City facility. Higher purchased coal costs due to higher coke sales volumes at our Haverhill facility also contributed to the increase.

Net Financing Income and Income Taxes. See the "Analysis of Segment Earnings" discussion above.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues. Our total revenues were $1,145.0 million for the year ended December 31, 2009 compared to $840.3 million for the corresponding period of 2008. The 36 percent increase was due to higher coke sales prices attributable to increases in coal prices, a full year of coke production from the expansion of our Haverhill cokemaking facility which commenced operations in July 2008 and the commencement of operations at our Granite City cokemaking facility in the fourth quarter of 2009.

Costs and Operating Expenses. Our total operating expenses were $933.4 million for the year ended December 31, 2009 compared to $689.6 million for the corresponding period of 2008. The 35 percent increase

was primarily attributable to increased purchased coal and operating costs resulting from a full year of production at the Haverhill expansion and the start up of operations at our Granite City facility. Higher coal prices also contributed to the increase.

Net Financing Income and Income Taxes. See the "Analysis of Segment Earnings" discussion above.

Analysis of Combined Statements of Income

The following table sets forth amounts from the combined statements of income for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31	
	2011	2010
	(Dollars in thousands)	
Revenues		
Sales and other operating revenue.	$332,967	$328,224
Other income, net.	351	199
Total revenues.	333,318	328,423
Costs and Operating Expenses		
Cost of products sold and operating expenses	281,329	252,183
Loss on firm purchase commitment	18,544	—
Selling, general and administrative expenses	16,160	13,255
Depreciation, depletion and amortization	13,020	10,712
Total costs and operating expenses.	329,053	276,150
Operating income.	4,265	52,273
Interest income (primarily from affiliate)	5,717	5,771
Interest cost—affiliate.	(1,500)	(1,391)
Capitalized interest	312	88
Total financing income, net	4,529	4,468
Income before income tax expense.	8,794	56,741
Income tax expense	3,139	14,002
Net income	5,655	42,739
Less: net (loss) income attributable to noncontrolling interests	(6,171)	3,716
Net income attributable to net parent investment	$ 11,826	$ 39,023

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Revenues. Total revenues were $333.3 million for the three months ended March 31, 2011 compared to $328.4 million for the corresponding period of 2010. The 1 percent increase was primarily due to higher third party coal sales at our coal mining operations, the contribution from HKCC Companies, which was acquired in the January 2011 and higher coke sales volumes. These factors were partially offset by a lower sales price at Jewell due to the ArcelorMittal contract amendment.

Costs and Operating Expenses. Total costs and operating expenses were $329.1 million for the three months ended March 31, 2011 compared to $276.2 million for the corresponding period of 2010. The 19 percent increase was primarily attributable to $18.5 million loss on firm purchase commitments for coke at our Indiana Harbor facility, higher coal production costs, increased volumes at our Other Domestic Coke segment, and the acquisition of HKCC.

Net Financing Income and Income Taxes. See the "Analysis of Segment Earnings" discussion above.

Liquidity and Capital Resources

Historically, our primary source of liquidity has been cash from operations and borrowings from Sunoco. We expect Sunoco to continue to fund our cash needs through the date of this offering. Cash and cash equivalents as of March 31, 2011 and December 31, 2010 were $11.0 million and $40.1 million, respectively. Our funding from Sunoco has been through floating-rate borrowings from Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco. At March 31, 2011 and December 31, 2010, we had advances from affiliates totaling $953.0 million and $888.5 million, respectively. These borrowings are due upon demand and had a weighted-average interest rate of 1.6 percent at March 31, 2011 and December 31, 2010. These borrowings do not contain any covenants. Any existing agreements between Sunoco and our company related to these borrowings will terminate in connection with this offering.

Sources of liquidity include Jewell's $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the "Jewell Revolver"), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at March 31, 2011 or December 31, 2010.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the "Deficit Funding Agreement"). The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at March 31, 2011 or December 31, 2010.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the "Indiana Harbor Revolver"), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. There were no borrowings under the Indiana Harbor Revolver at March 31, 2011, whereas borrowings amounted to $24.2 million at December 31, 2010. The interest rates for advances under the Indiana Harbor Revolver are based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 percent at December 31, 2010).

Sunoco also provides us advances that are not subject to the credit arrangements above. These advances are not subject to limitation.

After the completion of this offering, we expect our primary source of liquidity will be cash on hand, cash from operations and borrowings under the debt financing arrangements we intend to enter into in connection with this offering described under "Description of Certain Indebtedness." We believe these sources will be sufficient to fund our planned operations, including capital expenditures.

The following table sets forth a summary of the net cash provided by (used in) operating, investing and financing activities for the years ended December 31, 2010, 2009 and 2008 and for the three months ended March 31, 2011 and 2010:

	Years Ended December 31			Three Months Ended March 31	
	2010	2009	2008	2011	2010
	(Dollars in thousands)				
Net cash provided by operating activities	$ 296,603	$ 187,246	$ 171,330	$ 7,354	$ 88,749
Net cash used in investing activities...............	(213,921)	(215,106)	(304,469)	(95,196)	(9,744)
Net cash provided by (used in) financing activities	(45,331)	7,619	133,703	58,706	(36,606)
Net increase (decrease) in cash and cash equivalents	$ 37,351	$ (20,241)	$ 564	$(29,136)	$ 42,399

Cash Provided by Operating Activities

Net cash provided by operating activities increased by $109.4 million for the year ended December 31, 2010 as compared to the corresponding period in 2009. The increase was primarily attributable to reductions in working capital in 2010 largely due to collection of a payment deferred by one customer in December 2009 and an increase in accounts payable and accrued liabilities which was primarily attributable to the timing of coal payments. Lower net income in 2010 partially offset the cash generated by working capital reductions.

Net cash provided by operating activities decreased $81.4 million for the three months ended March 31, 2011 as compared to the corresponding period in 2010. The decrease was primarily attributable to increases in working capital in 2011, including a $17.0 million prepayment for coke purchased to meet the projected shortfall at Indiana Harbor, the absence of collection in 2010 of a payment deferred by a customer in December 2009 and lower net income.

Cash Used in Investing Activities

Cash used in investing activities decreased by $1.2 million for the year ended December 31, 2010 compared to the corresponding period of 2009. The decrease was largely due to lower expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities decreased by $89.4 million for the year ended December 31, 2009 compared to the corresponding period of 2008. The decrease was primarily attributable to a decrease in expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities increased $85.5 million for the three months ended March 31, 2011 compared to the corresponding period of 2010. The increase was due to the acquisition of the HKCC Companies in January 2011 and capital expenditures associated with the construction of the Middletown facility.

For a more detailed discussion of our capital expenditures for the years ended December 31, 2010, 2009 and 2008, see "Capital Requirements and Expenditures" below.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities decreased by $53.0 million for the year ended December 31, 2010 compared to the corresponding period in 2009. The decrease in cash provided by financing activities was primarily a result of reduced borrowings from an affiliate of Sunoco partially offset by an increase in the payable to affiliates.

Net cash provided by financing activities decreased by $126.1 million for the year ended December 31, 2009 compared to the corresponding period in 2008. The decrease in cash provided by financing activities was a result of reduced borrowings from an affiliate of Sunoco due to the lower level of capital expenditures in 2009. The reduced borrowings were partially offset by the absence of repayments to affiliates of Sunoco of revolving credit and deficit funding arrangements during 2008.

Net cash provided by financing activities was $58.7 million for the three months ended March 31, 2011 compared to net cash used of $36.6 million for the three months ended March 31, 2010. The increase in cash provided by financing activities was primarily a result of increased borrowings from a Sunoco affiliate during 2010 while the prior period included repayments to the affiliate.

Capital Requirements and Expenditures

Our cokemaking and coal mining operations are capital intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

- ongoing capital expenditures, such as those required to maintain equipment reliability, the integrity and safety of our coke ovens and coal mines and to comply with environmental regulations; and

- expansion capital expenditures to acquire and/or construct complementary assets to grow our business and to expand existing facilities, such as projects that increase coal production from existing mines or that increase metallurgical coke production from existing oven batteries, etc.

The following table summarizes ongoing and expansion capital expenditures for the years ended December 31, 2010, 2009 and 2008 and for the three months ended March 31, 2011 and 2010:

	Years Ended December 31			Three Months Ended March 31	
	2010	**2009**	**2008**	**2011**	**2010**
	(Dollars in thousands)				
Ongoing capital	$ 45,943	$ 28,218	$ 15,545	$ 7,142	$7,589
Expansion capital[1]					
Middletown	169,714	25,374	47,158	52,338	2,155
Granite City	—	146,195	160,891	—	—
Haverhill	—	15,407	80,879	—	—
	169,714	186,976	288,928	52,338	2,155
Total	$215,657	$215,194	$304,473	$59,480	$9,744

_____

[1] Excludes the acquisition of the HKCC Companies.

Our capital expenditures for 2011 are expected to include $50 million for ongoing capital and $181 million for expansion capital. Our projected ongoing capital expenditures include $48 million of spending at our cokemaking facilities and coal mining operations primarily for new equipment, including continuous miners, and $2 million to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City cokemaking facilities. Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred. Our projected expansion capital includes $165 million for completion of the Middletown cokemaking facility and $16 million attributable to our coal expansion projects. We anticipate spending an additional $29 million on our coal expansion projects during the 2012 to 2014 time period.

The Company's business is capital intensive, requiring capital to fund the construction or acquisition of assets and to maintain such assets. The level of future capital expenditures will depend on various factors, including market conditions and customer requirements, and may differ from current or anticipated levels. Material changes in capital expenditures levels may impact financial results, including but not limited to, the amount of depreciation, interest expense and repair and maintenance expense.

Management plans to continue to provide for its capital needs through its operating cash flows and advances from Sunoco or its subsidiaries until a debt offering is completed. Upon completion of this offering, we believe our operating cash flows, the net proceeds of this debt offering and a new credit facility that we intend to enter into should provide sufficient funds to satisfy our capital expenditure needs.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2010:

| | Total | Payment Due Dates | | | |
		2011	2012-2013	2014-2015	Thereafter
			(Dollars in thousands)		
Operating leases[1]	$ 13,472	$ 1,702	$ 4,339	$ 4,087	$ 3,344
Purchase obligations:					
Coal	790,737	739,737	51,000	—	—
Transportation and coal handling[2]	786,488	96,121	104,378	100,881	485,108
Obligations supporting financing arrangements[3]	11,748	4,699	7,049	—	—
Properties, plants and equipment	32,188	32,188	—	—	—
Other[4]	47,307	40,591	1,739	1,520	3,457
Total	$1,681,940	$915,038	$168,505	$106,488	$491,909

[1] Our operating leases include leases for office space, land, locomotives, office equipment and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year.

[2] Transportation and coal handling services consist primarily of railroad and terminal services attributable to delivery and handling of coal purchases and coke sales. Long-term commitments generally relate to locations for which limited transportation options exist and match the length of the related coke sales agreement.

[3] Represents fixed and determinable obligations to secure coal handling services at the Indiana Harbor cokemaking facility.

[4] Primarily represents open purchase orders for materials and supplies.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our principal purchase obligations in the ordinary course of business consist of coal and transportation and distribution services, including railroad services. We also have contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials. Most of our coal purchase obligations are based on fixed prices. These purchase obligations generally include fixed or minimum volume requirements. Transportation and distribution obligations also typically include required minimum volume commitments. The purchase obligation amounts in the table above are based on the minimum quantities or services to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

The table above excludes principal and interest payments attributable to advances from Sunoco. In connection with this offering, we expect to enter into debt financing transactions described under "Description of Certain Indebtedness." We also have excluded obligations with respect to our defined benefit pension plans and postretirement health care plans. For more details on these arrangements, see Notes 2 and 8 to our combined financial statements located elsewhere in the prospectus.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our primary areas of market risk include changes in: (1) the price of coal, which is the key raw material for our cokemaking business and a product of our coal mining business; (2) interest rates; and (3) foreign currency exchange rates.

In our Coal Mining segment, we expect to sell, including production of the recently acquired HKCC Companies, approximately 2 million tons of coal per year (including transfers to our cokemaking operations) by mid-2013. We are also currently evaluating opportunities to economically extract a limited amount of metallurgical and steam coal from surface mines at our Jewell coal mining operations and currently believe such surface mining could produce approximately 1.3 million tons of coal over three years beginning in 2012. Although we have limited third-party sales at this time from our coal mining operations, we generally sell coal pursuant to contracts with terms similar to the terms of the contracts pursuant to which we buy coal from third parties, including pricing. Accordingly, increases and decreases in the market price of metallurgical coal can significantly impact our Coal Mining results.

For our Other Domestic Coke segment, the largest component of the price of our metallurgical coke is coal cost. However, under the coke sales agreements at all of our Other Domestic Coke cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities.

Beginning January 1, 2011, as a result of a settlement agreement with ArcelorMittal, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, then the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment.

The provisions of our coke sales agreements require us to meet minimum production levels and generally require us to secure replacement coke supplies at the prevailing contract price if we do not meet contractual minimum volumes. Because market prices for coke are generally highly correlated to market prices for metallurgical coal, to the extent any of our facilities are unable to produce their contractual minimum volumes, we are subject to market risk related to the procurement of replacement supplies.

Our advances from affiliates, which totaled $888.5 million at December 31, 2010, bear interest at floating rates. An increase in the floating rate for interest payments of one percent would result in an increase in annual interest costs of approximately $9.0 million. However, we intend to enter into new debt financing arrangements to replace these obligations in connection with this offering. Foreign currency exchange rates can impact the revenues and expenses of our Brazilian operations. However, our exposure to these risks is fairly limited. We regularly evaluate our exposure to these interest rate and foreign currency rate risks.

We do not use derivatives to hedge any of our coal purchases or sales. In addition, although we have not previously done so, we may enter into derivative financial instruments from time to time in the future to economically manage our exposure related to these market risks.

Impact of Inflation

Although the impact of inflation has slowed in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace properties, plants, and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation, and existing agreements, we have generally passed along increased costs to our customers in the form of higher fees and we expect to continue this practice.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to the Combined Financial Statements. Our management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and

financial condition. The preparation of our combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of: (1) properties, plants and equipment; (2) retirement benefit liabilities; (3) coal workers' black lung benefit liabilities; and (4) deferred income taxes. Although our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which our combined financial statements have been prepared at any point in time. Despite these inherent limitations, our management believes the Management's Discussion and Analysis of Financial Condition and Results of Operations and Combined Financial Statements provide a meaningful and fair perspective of our financial condition.

Properties, Plants and Equipment

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives of assets which are depreciated on a straight-line basis are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset's useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized. Repairs and maintenance costs were $65.8 million, $48.9 million and $39.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; changes in the expected physical life of an asset, technological developments resulting in obsolescence; changes in demand for our products or in end-use goods manufactured by others utilizing our products as raw materials; changes in our business plans or those of our major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under "Cautionary Statement Concerning Forward-Looking Statements".

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for our long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

We have had no significant asset impairments during the years ended December 31, 2010, 2009 and 2008. We are currently conducting an engineering study at our Indiana Harbor cokemaking facility. Some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. The preliminary result of the engineering study has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will

be contingent on reaching commercially agreeable terms for a long-term contract extension with SunCoke Energy's customer ArcelorMittal and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed.

The carrying amount of the Indiana Harbor cokemaking facility was $115.3 million at December 31, 2010. At December 31, 2010, we performed an impairment test for this facility. The estimated undiscounted cash flows of the facility exceeded the carrying amount by approximately 25 percent. These cash flows assume capacity utilization of 86 percent in 2011 which declines to 45 percent by 2027 with only normal levels of capital expenditures. Furthermore, the analysis contemplates the expected coke selling prices after the expiration of our current contract with ArcelorMittal at the beginning of October 2013 as well as the purchase of coke from third parties in order to fulfill minimum requirements from 2011 through 2013. The analysis does not include any of the potential capital expenditures to address the underlying causes of the loss of productivity. The assumptions included in our impairment test at December 31, 2010 remained appropriate at March 31, 2011. Accordingly, there was no significant change in the results of our impairment test. We continue to closely assess our performance relative to our plans and monitor these assets for potential impairment, which may be brought about by significant changes in operating assumptions.

Retirement Benefit Liabilities

Pension Benefit Liabilities. We have obligations totaling $30.9 million in connection with a funded noncontributory defined benefit pension plan. Effective January 1, 2011, benefits under this plan were frozen for all eligible participants. In addition, we have postretirement welfare benefit plans that provide health care benefits for substantially all of our current retirees. Medical benefits under these plans were also phased out or eliminated for most non-mining employees with less than 10 years service on January 1, 2011. Our future contributions for these plans will also be subject to an annual cap for all those who are still eligible for these benefits. The postretirement welfare benefit plans are unfunded and have historically been paid by us subject to deductibles and coinsurance that have been the responsibility of retirees. The principal assumptions that impact the determination of both expense and benefit obligations for our pension plan is the discount rate and the long-term expected rate of return on plan assets. The discount rate and the health care cost trend rate are the principal assumptions that impact the determination of expense and benefit obligations for our postretirement health care benefit plans. However, the impact of the health care trend rate has been greatly mitigated by the cap on our contributions.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality corporate bonds with maturities that reflect the duration of our pension and other postretirement welfare benefit obligations. The present values of our future pension and other postretirement welfare obligations were determined using discount rates of 5.00 and 4.60 percent, respectively, at December 31, 2010 and 5.60 and 5.75 percent, respectively, at December 31, 2009. Our expense under these plans is generally determined using the discount rate as of the beginning of the year, or using a weighted-average rate when curtailments, settlements and/or other events require a plan remeasurement. The weighted-average discount rate for the pension plan was 5.60 percent for 2010, 6.00 percent for 2009, 6.20 percent for 2008, and for postretirement welfare plans was 5.30 percent for 2010, 6.05 percent for 2009 and 6.30 percent for 2008. As of January 1, 2011, the weighted-average discount rates of pension plans and postretirement plans will be 4.95 percent and 4.40 percent, respectively.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets is also being used to determine our pension expense for 2011. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities. In determining pension expense, we apply the expected rate of return to the fair market value of plan assets at the

beginning of the year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return, which is subject to considerable year-to-year variability. Our pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco. For 2010, the pension plan assets generated a positive return of 16.0 percent compared to a positive return of 25.2 percent for 2009 and a negative return of 28.8 percent in 2008. For the 15-year period ended December 31, 2010, the compounded annual investment return on our pension plan assets was a positive return of 7.4 percent. While the 15-year period return is below our long-term expected rate of return, we believe that this is largely a result of the negative return during 2008, which was one of the worst asset return periods in history as a result of the financial crisis in the second half of that year. Accordingly, we do not believe that it would be appropriate to adjust the expected long-term rate of return on our pension plan assets down solely based upon the impact of this one-year return. As permitted by existing accounting rules, we do not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the combined balance sheets. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into net income as a component of pension or postretirement welfare benefits expense generally over the average remaining service period of plan participants still employed with us, which currently is approximately 12 years for the pension plans and approximately 9 years for the postretirement welfare benefit plans. At December 31, 2010, the accumulated net actuarial loss (gain) for defined benefit and postretirement welfare benefit plans was $10.2 million and $16.0 million, respectively.

Other Post-Employment Benefit Liabilities. We also have unrecognized prior service benefits attributable to our postretirement benefit plans of approximately $29.6 million at December 31, 2010, which is primarily attributable to the phase down or elimination of retiree medical benefits described above. Most of the benefit of this liability reduction will be amortized into income through 2016.

The initial health care cost trend assumptions used to compute the accumulated postretirement welfare benefit obligation were increases of 7.75 percent, 8.25 percent and 9.00 percent at December 31, 2010, 2009 and 2008, respectively. These trend rates were assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement welfare benefits expense and benefit obligations that would occur in 2011 from a change in the indicated assumptions:

	Change in Rate	Expense	Benefit Obligations[1]
		(Dollars in thousands)	
Pension benefits:			
Decrease in the discount rate	.25%	$22	$809
Decrease in the long-term expected rate of return on plan assets	.25%	$73	$—
Postretirement welfare benefits:			
Decrease in the discount rate	.25%	$26	$891
Increase in the annual health care cost trend rates	1.00%	$13	$153

[1] Represents both the increase in accumulated benefit obligation and the projected benefit obligation for our defined benefit pension plan and the accumulated postretirement benefit welfare obligations for our postretirement welfare benefit plans.

Black Lung Benefit Liabilities

We have obligations related to coal workers' pneumoconiosis, or black lung, benefits to certain of our employees and former employees (and their dependents). Such benefits are provided for under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers' compensation legislation. We act as a self-insurer for both state and federal black lung benefits and adjust our liability each year based

upon actuarial calculations of our expected future payments for these benefits. Charges against income for black lung benefits amounted to $4.8 million, $0.7 million, and $3.1 million during the years ended 2010, 2009, and 2008, respectively.

Our independent actuaries annually calculate the actuarial present value of the estimated black lung liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and discount rates. The discount rate is determined based on a portfolio of high-quality corporate bonds with maturities that are consistent with the estimated duration of our black lung obligations. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent respectively. A 0.25 percent decrease in the discount rate would have increased 2010 coal workers' black lung expense by $0.8 million.

The estimated liability recognized in our financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. For the year ended December 31, 2010, we paid black lung benefits of approximately $2.3 million. Our obligations with respect to these liabilities are unfunded at December 31, 2010.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Act") were signed into law. The Act, among other things, amended previous legislation pertaining to black lung benefits available to certain of the Company's current and former employees and their surviving spouses. The estimated impact of the Act has been recognized in the Company's financial statements at December 31, 2010. The Company has considered the impact of the Act, and while trend rates are not yet available, the population of potentially affected individuals is such that any incremental liability would be immaterial.

Deferred Income Taxes

We and certain other subsidiaries of Sunoco are included in Sunoco's consolidated federal income tax return. However, the provision for income taxes included in the combined statements of net income and deferred income tax amounts reflected in the combined balance sheets have been determined on a theoretical separate-return basis. Accordingly, we recognize benefits in income and related deferred tax assets for tax credit and net operating loss carryforwards even when such benefits may have already been realized by Sunoco on its consolidated income tax return. If necessary, we record a charge to income and a related valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized by us if we were a standalone company. Our combined balance sheets as of December 31, 2010 and 2009 include deferred income taxes assets attributable to tax credit and net operating loss carryforwards totaling $121.5 million and $119.2 million, respectively. We currently have determined that no valuation allowances are required because we believe that it is more likely than not that future taxable income on a separate-return basis would be sufficient to realize the benefits of the tax credit and net operating loss carryforwards. The potential need for valuation allowances is regularly reviewed.

We expect that we will not retain any of the federal income tax credits or net operating loss carryforwards that we had previously recognized as deferred income tax assets under the tax sharing agreement we will enter into in connection with our separation from Sunoco. However, we may retain certain state tax credit or net operating loss carryforwards, which have been recognized as deferred tax assets on our combined balance sheet and that may be used to reduce our future income tax liabilities.

Recent Accounting Standards

There are no recently issued accounting standards which are not yet effective that we believe would materially impact our financial statements.

INDUSTRY OVERVIEW

Introduction

Metallurgical coke, which is made from metallurgical coal, is primarily consumed by the steel industry. Approximately 80 percent of all coke produced is used in blast furnace steelmaking and other steelmaking-related processes. Consequently, the cokemaking industry is largely dependent on the outlook for steelmaking and particularly blast furnace steelmaking.

Steel Industry

Steelmaking Processes

To produce steel, steelmakers generally use one of two processes: (1) the integrated process, or blast furnace steelmaking, which is also known as the basic oxygen furnace, or BOF, process, and (2) the mini-mill process, which is also known as the Electric Arc Furnace, or EAF process. Each process utilizes different raw materials and technologies.

Integrated steel mills produce steel from iron ore, coke, and lime, and typically supply a full range of products, with an emphasis on flat-rolled carbon steel, strip, and plate products. These facilities make steel by processing iron ore and other raw materials in blast furnaces to make liquid iron, also called "hot metal." The hot metal is then charged into a BOF along with some proportion of steel scrap to make molten steel, which is continuously cast into the primary shapes. These shapes are typically stockpiled and then reheated for secondary finishing steps. Secondary finishing includes all of the steps required to convert the semi-finished shapes to the final products offered for sale. These steps include some or all of the following: reheating, surface conditioning, hot rolling, cold rolling, heat treating, surface coating, cooling, cutting, coiling and sizing. Certain higher quality steel products must be produced in integrated steel mills through the BOF process because such steel products require fewer impurities in the production process.

The BOF process is the dominant steelmaking technology globally, accounting for approximately 70 percent of the world's total output of crude steel. However, the BOF process accounts for approximately 40 percent of the total output of crude steel in the United States and has been slowly declining primarily due to the construction of new EAF flat-rolled mills.

The primary application of an EAF is the re-melting of steel scrap; however, EAFs can use limited amounts of iron scrap, pig iron, and direct reduced iron. Most EAF facilities make commodity steel products such as carbon steel bars, wire rods, and light to medium structural steel products that are primarily sold to the construction industry. Scrap availability and quality characteristics have forced some mini-mill operators to consider increasing their pig iron consumption, thereby increasing coke demand. EAFs make up approximately 30 percent of steelmaking globally and approximately 60 percent of the U.S. steelmaking market.

Supply and Demand for Steel

According to the World Steel Association, crude steel production has increased from 934 million tons in 2000 to more than 1,558 million tons in 2010. This growth represents a 67 percent increase or a 5.2 percent compound annual growth rate. Approximately 88 percent of this growth has been driven by China, where crude steel production grew from 140 million tons in 2000 to approximately 691 million tons in 2010. CRU International, Ltd, or CRU, expects global crude steel production to grow by nearly 4 percent per year from 2010 to 2,244 million tons by 2020, with China representing approximately 45 percent and India representing approximately 14 percent of this growth. CRU also expects integrated steelmaking to maintain its 70 percent global share of this growing production base, which in turn will require additional coke supplies.

Metallurgical Coke

Metallurgical coke is used in integrated steelmaking facilities as a reductant, fuel source and burden support in a blast furnace. Metallurgical coke is charged into a blast furnace along with iron ore to reduce the iron ore to nearly pure molten iron that is then used for steelmaking. Generally, approximately 0.3 to 0.6 tons of coke are used in a blast furnace to produce one ton of hot metal. The specific quality and properties of metallurgical coke can have significant impacts on blast furnace productivity. Consequently, cokemaking processes seek to maximize coke quality for specific properties while minimizing the input cost of metallurgical coal, which is the principal raw material for coke.

Cokemaking Process

Coke is generally produced by heating particulate coals of very specific properties in a refractory oven in the absence of oxygen to about 2,000 degrees Fahrenheit. As temperature increases inside the coal mass, it melts and becomes like plastic, fusing together as devolatilization occurs, and ultimately resolidifies and condenses into particles large enough for blast furnace use. During this process, much of the hydrogen, oxygen, nitrogen, and sulfur are released as volatile by-products, leaving behind a poorly crystalline and porous carbon product, coke. Generally, one ton of metallurgical coal is required to produce 0.7 tons of metallurgical coke, representing a typical coal-to-coke yield of 70 percent.

Coke is produced through one of two processes: (1) by-product, also commonly known as recovery cokemaking or (2) non-recovery cokemaking. In by-product cokemaking, coal is heated in a positive pressure environment in the absence of oxygen and the resulting usable by-product coal chemicals are repurposed into fuel for integrated steel furnaces and for other uses. In non-recovery cokemaking, coal is heated in a negative pressure environment in which the resulting volatile matter is combusted. Non-recovery facilities that are designed to use the excess heat from combustion to produce steam and/or electricity are referred to as heat recovery facilities.

Coke Quality

The quality and properties of coke are inherited from the selected coals, and also are affected by how the coals are handled and carbonized in cokemaking facility operations. Coke producers use widely differing coals and employ a variety of procedures to enhance the quality of the coke and the coke oven productivity and battery life. In terms of coal properties, coke quality is largely influenced by coal rank, composition (reactive and inert macerals and minerals), and its inherent ability, when heated, to soften, become plastic, and resolidify into a coherent mass. Bituminous-class coals of high, medium, and low volatile rank possess these properties, but not all produce a coke of desirable quality and some may even be detrimental to coke ovens. Additional coal quality factors include petrographic, chemical and rheologic characteristics of coal, particle size, moisture content, and bulk density.

To compensate for the lack of individual coals with all the necessary properties, blends of up to eight or more different metallurgical coals are used in modern cokemaking operations. These coal blends must be managed to optimize coke quality and reduce the cost of raw materials. Individual coals and coal blends need to be sufficiently thermoplastic to bind all of the components together and have proper proportions of reactive and inert components, relatively low concentration of alkalis-containing minerals, and low ash and sulfur yields.

Coal blends for by-product coke oven batteries must also provide a level of contraction that will allow the coke mass to be easily removed from a coke oven. Battery operating variables also influence coke quality. Coke quality variability is low if the following operating factors are controlled: weathering of coal, coking temperature and coking rate, soaking time, quenching practice, and coke handling.

Coke Properties

High quality coke is characterized by a definite set of physical and chemical properties that can vary within narrow limits. Coke properties can be categorized into the following two groups: physical properties and chemical properties.

Physical Properties. Measurement of physical properties aid in determining coke behavior both inside and outside the blast furnace. In terms of coke strength, the cold strength and coke strength after reaction with CO_2, or CSR, are the two most important parameters. The cold strength measures the ability of coke to withstand breakage at room temperature and reflects coke behavior outside the blast furnace and in the upper part of the blast furnace. CSR measures the potential of the coke to break into smaller size under a high temperature CO/CO_2 environment that exists throughout the lower two-thirds of the blast furnace. A large mean size with narrow size variations helps maintain a stable void fraction in the blast furnace permitting the upward flow of gases and downward flow of molten iron and slag thus improving blast furnace productivity.

Chemical Properties. The most important chemical properties of coke are moisture, fixed carbon, ash, sulfur, phosphorus, and alkalies. Fixed carbon is the fuel portion of the coke. The more fixed carbon there is in the coke, the higher the thermal value of coke. The other components such as moisture, ash, sulfur, phosphorus, and alkalies are undesirable as they have adverse effects on energy requirements, blast furnace operation, hot metal quality, and/or refractory lining.

Supply and Demand for Coke

According to CRU, metallurgical coke demand for all uses has increased to an estimated 643 million tons in 2010 from 497 million tons in 2005. This growth represents a 29 percent increase, or a 5.3 percent compound annual growth rate. All of the growth has been driven by usage in China, which is expected to consume 395 million tons in 2010 compared to 246 million tons in 2005, and India, which is expected to consume 35 million tons in 2010, compared to 22 million tons in 2005, while the coke consumed annually by the rest of the world actually decreased by 12 million tons during this period. CRU expects global coke demand to grow by 2.7 percent per year from 2010 to 839 million tons by 2020, with China representing 60 percent of the growth and India representing 16 percent of the growth.

Approximately 83 percent of total coke demand is related to steelmaking uses, with 93 percent of the coke for steelmaking going to blast furnace operations. The balance of coke demand is for use in ferroalloy plants, foundries, cement and limestone plants, and other industrial applications. CRU expects growth in steelmaking coke demand to be 2.8 percent per year while coke demand for other uses will grow at 2.1 percent per year over the coming decade.

Total coke supply is comprised of coke production by steelmakers, also known as captive production, and coke production by independent or merchant producers. In 2009, according to CRU, merchant producers outside of China and India represented 18 percent of overall coke production outside of China and India. Due to the sheer size and number of producers in India and China, estimating the share of merchant production for those countries is difficult. However, most sources indicate that India and China both have relatively large merchant coke markets as compared to the rest of the world.

Because of the predominance of captive coke production by steelmakers for local consumption, coke is traded in a relatively small international spot market. According to CRU, on a global basis, cross-border coke exports have decreased from 34 million tons in 2005 to 17 million tons in 2009, representing only 3 to 7 percent of global coke production in 2009. Exports grew until 2008 and then suddenly dropped in 2009 driven by a significant decline in steel production and the overall decline in the global economy. Until 2009, China served as the predominant source of exports, representing around 40 percent of exports while Poland represented approximately 20 percent. Major destinations for exported coke are Western Europe (35 to 40 percent), North America (10 to 15 percent) and India (10 to 15 percent).

The supply of coke is also affected by the age and condition of existing cokemaking facilities. The average ages of North American and Western European cokemaking facilities are 30 years and 26 years, respectively. The average age of cokemaking facilities worldwide is 25 years, excluding the Commonwealth of Independent States, which we refer to as the CIS countries, and China. As these cokemaking facilities continue to age, coke batteries will require replacement, generating ongoing demand for new battery construction.

Pricing

Pricing of coke is primarily correlated to the production and pricing of both metallurgical coal and steel. As China emerged as the leading exporter of coke, the export price for Chinese coke became the global benchmark price for the industry. Despite being the industry benchmark, there are certain instances where the China export prices have differed from the international market. For instance, in 2009, steelmakers off-loaded surplus coke inventory onto the open market, lowering the international price. At the same time, the China export price remained at elevated levels due to a 40 percent Chinese export duty that the Chinese government has levied on coke exports. As a result, Chinese export volumes collapsed to only 0.5 million tons in 2009 and the pricing of volumes became disconnected from other markets.

China Export Coke Price[1]
China export FOB main ports



Source: Steel Business Briefing
(1) Coke 10.5-12.5% ash

Over the next several years, CRU expects that supply and demand fundamentals in the cokemaking industry to remain tightly balanced. It also expects future prices will continue to be heavily influenced by the China export price.

Metallurgical Coal

Coal is one of the most important energy sources globally. According to the EIA, coal is primarily used in the power, steel, cement and paper industries. Coal is generally classified as either thermal or metallurgical depending on its technical attributes, which include heat, ash and sulfur content, as well as coking characteristics. Thermal coal is primarily used in electricity generation whereas metallurgical coal is primarily used in steel production. According to the World Coal Association, metallurgical coal used in the steel industry accounted for approximately 13 percent of global hard coal production in 2009.

Metallurgical coal is the key raw material in the production of metallurgical coke that is used in blast furnaces to convert iron ore into steel. Generally, 1.4 tons of metallurgical coal is required to make one ton of metallurgical coke. Due to its special characteristics, metallurgical coal is sold at significantly higher prices than thermal coal.

Blast furnaces are designed to use specific grades of coke. Grades of coke in turn are predominantly determined by the grades and characteristics of metallurgical coal used in the cokemaking process. Consequently, the demand and pricing for metallurgical coals vary based on the specific characteristics of the coal, including sulfur content, ash content, coke strength, and volatility:

Coke Strength. Measuring the expansion and contraction of coal when heated determines the strength of coke that could be produced from the coal. There are numerous measures that quantify these strength coking properties including swelling indices, fluidity measures and others. The precise categorization of coking coal based on these measures is complex, but can be split into three distinct grades: hard coking coal, semi-hard coking coal, and semi-soft coking coal. Hard coking coal forms coke with strong physical properties. Semi-hard coking coal is a coal that is either a weaker coking coal than hard coking coal or has a particular quality that results in lower quality blast furnace coke. Semi-soft coking coal generally exhibits weak coking properties and is used in limited proportions in a coal blend to lower costs.

Volatility. When coal is heated in the absence of oxygen, the loss in mass less moisture is the measure of coal volatility. Volatility of metallurgical coal is used to determine the percentage of coal that becomes coke. This measure is known as coke yield. A low volatility results in a higher coke yield. There are three distinct volatility classifications of metallurgical coal: high volatile, mid volatile, and low volatile. Within the high volatile classification there is a further distinction between high volatile A and high volatile B coals. High volatile A coals have a volatility content of less than 34 percent and high volatile B coals have a volatility content greater than 34 percent. Some high volatile B coals are used for cokemaking as well as for thermal purposes by utility or industrial users.

Sulfur content. When coal is burned, it produces sulfur dioxide, or SO_2, the amount of which varies depending on the chemical composition of the coal, specifically the percent sulfur and the Btu content of the coal.

Ash content. Ash residue is what remains after the combustion of coal. Coal with lower ash content is desirable since it produces less material for disposal.

Supply and Demand for Metallurgical Coal

Due to its unique physical characteristics, metallurgical coal is generally supplied only from specific areas of the world. Key supply countries include: China, Australia, India and Indonesia in the Asia Pacific region; the United States and Canada in North America; and Russia, Ukraine and Poland in Europe and the CIS. According to the International Energy Agency, total production of metallurgical coal on a global basis was approximately 875 million tons in 2009. About 97 percent of total production of metallurgical coal was produced in the top ten producing countries, with China accounting for over half of all production.

Metallurgical coal producing regions (2009E)


Ukraine 2%
Kazahkstan 2%
Poland 1%
Others 3%
Canada 3%
Indonesia 4%
India 4%
US 6%
China 52%
Russia 7%
Australia 16%

Total: 875 million tons

Source: International Energy Agency

Metallurgical coal demand is largely tied to coke and steel production. The largest consuming countries and regions as reported by the International Energy Agency are summarized in the chart below.

Metallurgical coal consuming regions (2009E)


North America 3%
Eastern Europe 2%
South America 1%
Others 2%
Western Europe 5%
India 7%
Japan / Korea / Taiwan 10%
China 59%
CIS 11%

Total: 839 million tons

Source: International Energy Agency

International Trade and Seaborne Metallurgical Coal

The seaborne market consists of coal shipped between countries via ocean-going vessels, excluding shipments between Canada and the United States via the Great Lakes. The Atlantic area largely consists of countries in Europe, the Mediterranean region, North America, South America and Central America. The

Atlantic area's largest consuming countries for seaborne metallurgical coal includes Brazil, the Netherlands, Italy, Belgium, Germany, the United Kingdom, France and Turkey. The largest Pacific consuming countries for seaborne metallurgical coal imports are Japan, South Korea, India, China, and Taiwan.

The largest suppliers of seaborne coal for export are Australia, the United States and Canada. About 198 million tons of metallurgical coal was exported from Australia, the United States and Canada in 2009, representing nearly 78 percent of total international trade. Supply has been tight in the recent past and is expected to remain so into the foreseeable future, mainly due to China's changing role in metallurgical coal consumption. China's appetite for metallurgical coal, due to its growing economy, has shifted dramatically over the past five years from a net exporter of coal in 2003 to the second largest net importer of metallurgical coal in the world in 2009. In addition, Australia coal producing regions have experienced significant supply disruptions in recent years due to severe flood events. Given Australia's position as the predominant supplier of seaborne coking coal, these disruptions have had significant impacts on the overall supply and market price for coking coal during these periods.

Metallurgical Coal in the United States

According to the EIA, metallurgical coal consumption at cokemaking facilities in the United States has ranged from 24 million tons in 2004 to approximately 15 million tons in 2009, with consumption rebounding to 21 million tons in 2010. Metallurgical coal produced in the United States is primarily consumed by steelmakers in cokemaking operations with smaller amounts being used for the production of coke for foundries. The United States is also a major exporter of coking coal with export volumes, according to the EIA, ranging from 27 million tons in 2004 to more than 55 million tons in 2010. Metallurgical coal is mined primarily from coal fields located in Central Appalachia with additional production from mines in Alabama.

Metallurgical Coal Pricing

Due to its primary use in steel production, demand and in turn the price of coking coal is driven primarily by the demand for steel products. The two principal components of the delivered price of coal are the price of coal at the mine and the cost of transporting coal from the mine to the point of use. From 2003 through 2009, the price of metallurgical coal, both domestic and seaborne, increased significantly due to tight supply and strong global steel production. However, prices fell sharply during 2008 due to the global economic slowdown and reduced demand by steel producers for metallurgical coal. Metallurgical coal prices continued to remain at depressed levels through 2009 as customers used stockpiled inventory from the previous year. Prices rebounded in 2010 on the back of improved economic conditions globally. As the largest exporter and source of seaborne metallurgical coal, Australian exports have become the global industry benchmark for pricing. The table below provides historical spot pricing for Australian hard coking coal.

Hard Coking Coal Price
Australia export FOB E. Australia port



Source: Steel Business Briefing

Disruptions in production of metallurgical coal may impact its pricing. There are few suppliers of quality metallurgical coal. If disruptions occur, spot pricing will increase. While infrequent, disruptions can be caused by weather, logistical challenges or plant closures due to *force majeure* events.

Metallurgical Coal Transportation

Coal produced in the United States for domestic consumption is generally sold free on board, or FOB, at the mine, and the purchaser normally bears the transportation costs. Seaborne coal, however, is usually sold FOB at the loading port, and coal producers are responsible for shipment to the export coal-loading facility while the purchaser is responsible for the transportation from the export coal-loading facility to its production facility.

BUSINESS

Overview

We are a Delaware corporation, formed in December 2010, to acquire, own and operate the cokemaking and coal mining operations of Sunoco. We currently are a wholly owned subsidiary of Sunoco.

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. We are currently constructing a fifth U.S. facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total cokemaking capacity will increase to approximately 4.2 million tons of coke per year in the United States. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. Substantially all of our coke sales are made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

All of our expected 2011 coal production volumes, including production from the HKCC Companies, are contracted for sale. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not

included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the three months ended March 31, 2011, our total revenues, net income and Adjusted EBITDA were approximately $333.3 million, $5.7 million and $26.6 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see "—Summary Historical and Pro Forma Financial and Operating Data."

Competitive Strengths

- *Largest independent metallurgical coke producer in the Americas*. We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. By the end of 2011, we expect to be operating facilities with total cokemaking capacity of approximately 6 million tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

- *Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how*. Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in-service for more than 20 years, and have built a record of reliable operations with our customers. Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we

have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

- *Secure, long-term agreements with leading steelmakers*. We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 9 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

- *Proven ability to develop, permit, construct and start up new facilities*. We have executed the development, permitting, construction and start up of three projects in the United States with approximately 1.75 million tons of cokemaking capacity in the last six years. We have received permits and have begun construction of a facility in Middletown, Ohio that we expect will become operational in the fourth quarter of 2011, and we are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

- *Demonstrated international operating experience*. The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we previously did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized facility design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

- *Availability of high-quality metallurgical coal reserves*. Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by 320 percent. We expect demand for high quality metallurgical coal to continue to grow.

- *Excellent safety record in coal mining and cokemaking operations*. The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct

continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration's recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Our coal mining operations are among the safest in the United States, consistently operating in the top quartile for the U.S. Department of Labor's Mine Safety and Health Administration recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the Mine Safety and Health Administration for having the mine with the most employee hours worked without experiencing a lost-time injury.

- *Highly experienced management team*. Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team's combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

- *Maintain our consistent focus on operational excellence, safety and environmental stewardship*. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the "SunCoke Way." We believe that the SunCoke Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

- *Grow our international footprint with a focus on key growth markets*. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated

framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers' needs on a long-term basis. In late May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We are currently conducting due diligence in connection with the proposed transaction. Consummation of the transaction is subject to the satisfaction of customary closing conditions, including the execution of definitive agreements and the approval of management of the respective parties.

- *Continue to grow our North American cokemaking businesses*. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing alternative sites in other states for this project. We believe this potential project could serve multiple customers and also provide an opportunity to sell a portion of the production in open market sales. In addition to new growth opportunities, the completion of our Middletown facility that is currently under construction is also an important component of our plan to increase the profitability and cash generation of our North American business. Once online, the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

- *Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales*. All of our current cokemaking capacity, including from the Middletown facility under construction, is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility's overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

- *Maintain our technological advantage through the development or acquisition of new technologies*. Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

- *Expand our domestic coal production and pursue selective reserve acquisitions*. In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in

Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for the expansion of our coal production, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. In addition to organic growth of our coal production, we will also evaluate selective, opportunistic acquisitions of additional coal reserves that can complement our portfolio and grow our annual production.

- *Maintain liquidity and financial flexibility to facilitate growth*. Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities. Consequently, our ability to grow requires significant capital investment for most projects and in turn requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Our Cokemaking Business

We have designed, developed and built, and currently own and operate four cokemaking facilities in the United States with an aggregate coke production capacity of approximately 3.7 million tons per year. Our fifth cokemaking facility in the United States is currently under construction and when complete is expected to increase our aggregate coke production capacity to approximately 4.2 million tons per year. In addition, we operate a cokemaking facility in Vitória, Brazil, which was constructed based upon our design and has a coke production capacity of approximately 1.7 million tons per year. We also have a preferred stock investment in the project company that owns this facility.

We make substantially all of our coke sales pursuant to long-term take-or-pay coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. The take-or-pay provisions in these coke sales agreements require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also provide for the pass-through of actual coal costs, subject to meeting contractual coal-to-coke yields. In addition, the coal cost component of the coke price under the Jewell coke sales agreement reflects a market price for coal based upon third-party coal purchases at the first phase of our Haverhill facility. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of these agreements. In addition, we operate the cokemaking facility in Vitória, Brazil under licensing and operating agreements with affiliates of ArcelorMittal.

Metallurgical coal is the principal raw material for our cokemaking operations. Except for the Jewell cokemaking facility, where we self-source substantially all of the metallurgical coal from our coal mining operations, most of the metallurgical coal used to produce coke at our United States cokemaking facilities is purchased from third parties. We believe there is an ample supply of metallurgical coal available in the United States and worldwide, and we have been able to supply coal to our domestic cokemaking facilities without any significant disruption in coke production. See "Raw Materials" for a more detailed discussion of our coal purchasing requirements and practices.

Our Cokemaking Technology

We believe that our cokemaking facilities enable us to provide our steelmaking customers with high quality coke at an excellent value when compared to what is offered by by-product cokemaking facilities. Our oven design, commonly referred to as non-recovery technology, is fundamentally different than that of by-product coke ovens, the predominant cokemaking method in the United States and globally. Our ovens are designed to combust the coal's volatile components that are liberated during the cokemaking process, while by-product ovens are designed to "recover" these volatile components to make coal by-products such as coke oven gas, coal tar and light oil. Our ovens are relatively short and wide (approximately 8 feet tall, 15 feet wide and 40 feet long) with a horizontally-oriented coal charge, while by-product ovens, also called "slot" ovens, are relatively tall and narrow (from 13 to 23 feet tall, 18 to 24 inches wide and 40 to 60 feet long) with a vertically-oriented coal charge. The schematic below illustrates general design of our ovens and describes the basic cokemaking process.



⑥ Common tunnel delivers hot flue gas from multiple ovens to a boiler or vent stack

Automated Uptake Dampers for oven draft control

⑤ Flue gas exits at the top of each wall and travels across an uptake damper before entering the common tunnel.

Door Hole Dampers for primary air

Sole Flue Dampers for secondary air addition

④ Completely oxidized flue gas is drawn into uptakes within oven walls.

① Coal bed absorbs heat from refractory and liberates combustible volatile matter.

② Partially combusted gas is drawn through downcomers within the oven walls.

③ Gas traverses through sole flues beneath the oven floor where secondary air is added through sole flue dampers.

The fundamental design differences between our cokemaking ovens and by-product cokemaking ovens enable our technology to improve the economic, environmental and technical performance of cokemaking over by-product coke ovens. As a result of our over 45 years of operational experience and research efforts, we have developed many design improvements to our cokemaking process. Our technological advances, which include numerous proprietary and patented features, have created distinct advantages that improve iron and steelmaking economics and enhance environmental performance. Key competitive features of our cokemaking facilities include:

- *Reduced environmental impact*. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 have either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. By-product coke ovens operate under positive pressure and may emit organic hazardous pollutants, such as benzene, arsenic and cyanide, through cracks in the oven refractory or doors. In contrast, our ovens operate under negative pressure, continuously drawing air into the ovens, and thus containing and destroying these organic hazardous pollutants. Before being discharged, flue gas from our ovens is routed to advanced pollution control systems that remove pollutants at high efficiency. Finally, electricity generated using steam from our cokemaking facilities may reduce regional emissions by decreasing the need for electricity produced from other sources, such as coal-fired power plants.

- *High quality coke*. Coke produced from our technology exhibits a large average coke size, high coke cold strength and consistently high coke strength after reaction, or CSR, values. These measures are important means of evaluating the quality of metallurgical coke. Use of metallurgical coke with higher CSR values enhances iron and steel-making economics by improving blast furnace productivity. For greater detail on coke properties, see "Industry Overview."

- *Simpler design and construction*. Our advanced ovens offer a simpler design using just 115 brick shapes in construction, compared with over 1,750 shapes for by-product ovens, thereby reducing construction time and costs.

- *Operational flexibility*. Compared to by-product ovens, our horizontal oven design allows our ovens to accept almost any type of metallurgical coal, including expanding coal. This coal blend flexibility yields very high quality coke at low cost.

- *Lower operating costs*. We believe operating costs at our cokemaking facilities are lower than those of other cokemaking facilities owing to the simplicity and reliability of our oven and machinery designs. Our cokemaking facilities also require substantially fewer staff than required by other cokemaking facilities. For example, our Granite City facility employs approximately 85 employees for direct operations and maintenance, whereas a by-product facility of comparable size would require more than 120 employees.

- ***Efficient energy production***. With the construction of our Indiana Harbor cokemaking facility in 1998, we pioneered the development of heat recovery cokemaking. In this modern configuration, the cokemaking process waste heat is routed to heat recovery steam generators that cool the flue gas by extracting heat from the gas stream and generating steam. The cooled flue gas is then routed to advanced emission control systems that remove pollutants at high efficiency before discharging the cleaned flue gas from a main stack. The steam from the heat recovery steam generators can be used to provide process steam for use at adjacent facilities or produce electricity when combined with a cogeneration facility. The schematic below illustrates the basic process flow for one of our modern heat recovery facilities.


GENERATOR
TURBINE
GRID
CONDENSER
STEAM
COOLING TOWER
FEED WATER HEATERS, PUMPS, DEAERATORS
EMERGENCY VENT STACK
HOT FLUE GAS
COOLED FLUE GAS
HEAT RECOVERY STEAM GENERATORS
FLUE GAS DESULFURIZATION SYSTEM
FAN
MAIN STACK
BLENDED COAL
C.A.
C.A.
C.A.
C.A.
DOME
COKE
WET QUENCH
SCREENING & CRUSHING
COKE LOADOUT
COAL STORAGE PILES
BLENDED & CRUSHED COAL
COKE OVENS
CUSTOMER BLAST FURNACE

A typical heat recovery facility that we designed and operate with 1.1 million tons of coke per year can generate approximately 90 megawatts of electric power per hour. The steam and/or electric power production from our facilities creates almost no incremental environmental pollution.

Coke Customers

We currently sell approximately 3.6 million tons of metallurgical coke annually to three customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. We also operate a cokemaking facility in Brazil that produces approximately 1.7 million tons annually for a Brazilian affiliate of ArcelorMittal. ArcelorMittal represented approximately 69 percent of our total sales revenue for the year ended December 31, 2010. We expect this concentration to decrease to approximately 56 percent when the Middletown facility is at full production in 2012. This reduction also reflects the impact of our recent settlement with ArcelorMittal regarding the Jewell coke sale agreement.

Our coke sales to certain U.S. affiliates of ArcelorMittal, U.S. Steel and AK Steel are under long-term take-or-pay agreements that contain substantial default provisions in the event the customer fails to take the required contract volume. We operate the Vitória, Brazil cokemaking facility under a long-term agreement. See "Cokemaking Facilities" for a more detailed discussion of our coke sales agreements and the operating agreement for the Vitória, Brazil cokemaking facility.

Cokemaking Facilities

In the United States, we own and operate four cokemaking facilities located in Virginia, Indiana, Ohio and Illinois. We are currently constructing a fifth United States cokemaking facility in Ohio. Internationally, we operate a cokemaking facility in Vitória, Brazil. We also have a preferred stock investment in the project company that owns this facility. The following table sets forth information about the cokemaking facilities we own and/or operate:

Facility		Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:						
Jewell		Vansant, Virginia	1962	142	720	Partially used for thermal coal drying
Indiana Harbor		East Chicago, Indiana	1998	268	1,220	Heat for power generation
Haverhill	Phase I	Franklin	2005	100	550	Process steam
	Phase II	Furnace, Ohio	2008	100	550	Power generation
Granite City		Granite City, Illinois	2009	120	650	Steam for power generation
Middletown		Middletown, Ohio	2011 (expected)	100	550	Power generation
Total				830	4,240	
Operated:						
Vitória		Vitória, Brazil	2007	320	1,700	Steam for power generation
Total				1,150	5,940	

The following table sets forth the historical coke production by cokemaking facility:

Facility	Cokemaking Capacity	Year Ended December 31					Three Months Ended March 31	
		2010	2009[1]	2008	2007	2006	2011	2010
		(thousands of tons)						
Owned and operated:								
Jewell	720	715	714	722	704	703	174	177
Indiana Harbor	1,220	1,140	1,164	1,214	1,212	1,263	256	281
Haverhill[2]	1,100	1,103	928	690	553	544	267	248
Granite City[3]	650	635	62	—	—	—	164	135
Middletown[4] (under construction)	550	—	—	—	—	—	—	—
Total	4,240	3,593	2,868	2,626	2,469	2,510	861	841
Operated:								
Vitória	1,700	1,636	1,263	1,581	1,091	—	364	413
Total	5,940	5,229	4,131	4,207	3,560	2,510	1,225	1,254

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[1] In 2009, the Indiana Harbor and a portion of the Haverhill facilities operated at reduced production levels under interim agreements with ArcelorMittal, in exchange for payment from the customer to compensate for the resulting lost margins from coke and energy sales. Consequently, lower production did not materially affect our financial results. At Vitória, we also operated at lower levels at the customer's request which reduced our licensing and operating fees but did not impact our preferred dividend income.

[2] The second phase of the Haverhill facility commenced its operations in July 2008.

[3] The Granite City cokemaking facility commenced its operations in October 2009.

[4] The Middletown cokemaking facility is under construction and currently scheduled to commence operations in the fourth quarter of 2011.

Jewell Operations

Our Jewell cokemaking facility is located in Vansant, Virginia on property we own. Coke production began at the Jewell cokemaking facility in 1962 and currently includes 142 coke ovens, all of which were rebuilt between 1989 and 1998. The cokemaking capacity of the Jewell cokemaking facility is approximately 720 thousand tons of coke per year. In contrast to our other cokemaking facilities, Jewell recovers only a small portion of the hot flue gas for use in thermal coal drying and does not use a flue gas desulfurization system.

Substantially all of the metallurgical coal used at our Jewell cokemaking facility is supplied from our coal mining operations. Metallurgical coal is delivered to our Jewell cokemaking facility on a conveyor belt after it is blended at our nearby preparation and blending facilities. The coal supplied to our Jewell cokemaking facility from our coal mining operations is transferred at a price based on coal sales prices to third parties and our other cokemaking facilities.

We sell substantially all of the coke produced at the Jewell cokemaking facility to certain U.S. subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). In 2010, we sold 721 thousand tons of the coke we produced at our Jewell cokemaking facility to ArcelorMittal. In addition, we sold approximately 17 thousands tons to our Indiana Harbor cokemaking facility to offset a portion of the production shortfall at this facility.

Under the revised coke sales agreements, entered into in connection with the commercial resolution of a litigation matter concerning the coke price under our Jewell and Haverhill coke sales agreements with ArcelorMittal, effective January 1, 2011, we charge ArcelorMittal for coke at a price per ton of coke that includes the following components:

- a coal cost component based on the annual third-party coal costs at the first phase of the Haverhill cokemaking facility;

- an operating cost component which is adjusted annually based upon an index;

- a fixed cost component;

- a coke transportation cost component representing the pass-through of the coke transportation costs; and

- a tax component representing the pass-through of all applicable taxes, excluding property and income taxes.

For the period from January 1, 2008 through December 31, 2010, under the Jewell coke sales agreement, a component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor.

We make coke sales to ArcelorMittal from Jewell on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with the coke sales agreement. The coke transportation contract does not contain a minimum volume commitment.

Indiana Harbor Operations

The Indiana Harbor cokemaking facility is located on property owned by ArcelorMittal. ArcelorMittal is required to provide the partnership with, or provide the partnership access to, certain services required to operate the Indiana Harbor cokemaking facility, including rail services, pursuant to a services agreement. Provided that the partnership continues to produce coke at the Indiana Harbor cokemaking facility, the terms of the services agreement remain in effect through the termination of the ground lease.

The Indiana Harbor cokemaking facility is located in East Chicago, Indiana on property leased from ArcelorMittal pursuant to a ground lease which runs to October 1, 2029, with a renewal option. Coke production at the Indiana Harbor cokemaking facility began in 1998 and includes 268 coke ovens with a cokemaking capacity of approximately 1.22 million tons of coke per year. Some ovens and associated equipment at our

Indiana Harbor cokemaking facility are heaving and settling differentially. This differential movement could reduce production at this facility, and has required us to take corrective action on certain ovens, ancillary equipment and structures. As a result of this condition, the facility was unable to meet its contractual minimum coke production level in 2010 and is expected to have a similar shortfall in 2011 and as such, we have contracted for third party coke supply to meet the expected shortfall for 2011. Additionally, production volumes in 2012 and 2013 may be below the contractual minimums. If future shortfalls occur, we will work with our customer to identify other possible supply sources while we implement operating improvements at the facility. We are currently conducting an engineering study at this facility. The preliminary result of the engineering study has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with SunCoke Energy's customer ArcelorMittal and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed.

The Indiana Harbor cokemaking facility is owned by a partnership in which affiliates of GE Capital Corporation and DTE Energy Company currently hold a combined 34 percent noncontrolling profit-sharing interest. The third parties' profit-sharing interests decline to 20 percent in 2016 and then to 10 percent in 2038. One of our subsidiaries is the general partner of the partnership and operates the cokemaking facility on behalf of the partnership.

The partnership purchases substantially all of the metallurgical coal requirements of the Indiana Harbor cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. The purchased coal is delivered to the Indiana Harbor cokemaking facility by multiple rail providers under short-term transportation agreements. Metallurgical coal supplies are received, stored and blended by a coal handling provider pursuant to a coal handling agreement on land subleased to the coal handling provider by the partnership. Subject to a partnership renewal right, the term of the coal handling agreement ends in 2013.

Pursuant to an agreement with an independent power producer, the partnership supplies the hot flue gas produced at the Indiana Harbor cokemaking facility to a contiguous cogeneration plant owned and operated by an independent power producer for use in the generation of steam and electricity. In exchange, the independent power producer reduces the sulfur and particulate content of that hot flue gas to acceptable emission levels. Subject to certain notice and cure rights, in the event that the independent power producer fails to process the flue gas, at the option of the independent power producer, we may acquire or step in and operate certain assets owned by the independent power producer necessary to continue operating the Indiana Harbor cokemaking facility.

The partnership sells substantially all of the coke produced at the Indiana Harbor cokemaking facility to ArcelorMittal (through its main United States subsidiary) under a coke sales agreement that expires at the beginning of October 2013. Under the coke sales agreement, ArcelorMittal is required to purchase on a take-or-pay basis 1.22 million tons of coke annually. If the partnership is unable to meet its supply obligations under the coke sales agreement with ArcelorMittal at the Indiana Harbor cokemaking facility, it is obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke.

Under the coke sales agreement, the partnership charges ArcelorMittal for coke at a price per ton of coke that includes the following components:

- a coal cost component representing the pass-through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard, determined by periodic yield tests at the facility or as otherwise agreed between the parties;

- an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

- a fixed cost component; and

- a tax component reflecting the pass-through of all applicable taxes (excluding income taxes).

The partnership delivers coke directly to ArcelorMittal on a conveyor belt. As a result, the partnership does not have coke transportation agreements.

Each of the coke sales agreement, the agreement with the independent power producer and the coal handling agreement are up for renewal in 2013. With respect to the coke sales agreement, ArcelorMittal has a renewal right at a contract price acceptable to both ArcelorMittal and the partnership. If the coke sales agreement is not renewed, the partnership retains the right to sell coke to third parties, with ArcelorMittal required to provide the services necessary for the partnership to continue operating the facility, including rail access and service, through the expiration of the ground lease (or any renewals). Subject to certain rights of ArcelorMittal under its tolling agreement with the independent power producer, if the partnership and the independent power producer are unable to agree upon a renewal or extension of the partnership's agreement with the independent power producer, the partnership will have the right to purchase the assets of the independent power producer necessary for the continued operation of the Indiana Harbor cokemaking facility. If the parties are unable to agree upon a renewal of the coal handling agreement, the partnership will have the option to purchase all of the equipment, materials and supplies necessary to perform coal handling and blending services for an historical earnings-based purchase price.

Haverhill Operations

Our Haverhill cokemaking facility is located in Franklin Furnace, Ohio on land we purchased for the development of the project. We developed the facility in two phases. The first phase began coke production in 2005 and consists of 100 ovens and a heat recovery system that produces process steam. The second phase began coke production in July 2008 and consists of an additional 100 ovens and a cogeneration facility for the production of electric energy. In total, the Haverhill cokemaking facility has a cokemaking capacity of 1.1 million tons.

We purchase substantially all of the metallurgical coal requirements for the Haverhill cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. We sell substantially all of the coke we produce at our Haverhill cokemaking facility to two customers under long-term coke sales agreements. Approximately 550 thousand tons of coke per year is sold to certain United States subsidiaries of ArcelorMittal and approximately 550 thousand tons of coke per year is sold to AK Steel. Under their respective coke sales agreements, both ArcelorMittal and AK Steel (through a representative on a coal committee) participate in the selection of the coal blends for the coke operations. Purchased coal is blended and delivered to the facility under long-term agreements with a major railroad. These coal transportation and blending agreements are co-terminous with Haverhill's coke sales agreements, and require us to meet certain minimum annual volume commitments that are set at levels slightly below the annual capacity of the first phase of the facility. To the extent these commitments are not achieved, the agreements impose deficit charges for the shortfall volume that are based on a percentage of the applicable transportation rate.

We sell one half of the coke produced at the Haverhill cokemaking facility to certain United States subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). If we are unable to meet our supply obligations under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, the price per ton of coke includes the following components:

- a coal cost component representing a pass through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard;

- an operating cost component which is adjusted annually based upon an index;

- a fixed cost component;

- a coke transportation component representing the pass-through of coke transportation costs; and

- a tax component representing the pass-through of all applicable taxes (excluding property and income taxes).

In addition, under the terms of the coke sales agreement, ArcelorMittal is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for an explanation of these credits. In addition, ArcelorMittal is obligated to reimburse us for a portion of government mandated additional expenditures under certain circumstances.

We make coke sales to ArcelorMittal from Haverhill on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with this coke sales agreement. The coke transportation contract contains a minimum volume commitment that is set at a level slightly below the supply obligation under this coke sales agreement. To the extent this commitment is not achieved, the agreement imposes deficit charges for the shortfall volume, which are based on a percentage of the applicable transportation rate.

The hot flue gas from the first phase of the Haverhill cokemaking facility is used to produce steam that is provided to a chemical manufacturing plant owned by Sunoco and is either purchased and used at the chemical manufacturing plant or condensed by Sunoco. See "Commercial Agreements—Steam Agreement" under "Arrangements between Sunoco and our Company."

We sell one half of the coke produced at the Haverhill cokemaking facility to AK Steel. Subject to certain limited termination rights further described below, our coke sales agreement with AK Steel expires at the end of 2022, with two automatic, successive renewal periods unless a party provides prior written notice to terminate the agreement at the end of the respective term or renewal term. We are required to produce and deliver, and AK Steel is required to purchase, on a take-or-pay basis, approximately 550 thousand tons of coke per year. The coke sales agreement and the energy sales agreement with AK Steel are subject to early termination by AK Steel beginning in November 2014 under limited circumstances and provided that AK Steel has given at least two years notice of its intention to terminate the agreements and certain other conditions are met. If we are unable to meet our supply obligations under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards set forth in the coke sales agreement or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we sold coke at a fixed price during the fourth quarter of 2009 and all of 2010. Beginning January 1, 2011, the price per ton of coke includes the following components:

- a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

- an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

- a fixed cost component; and

- a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive credit for an agreed upon portion of any applicable nonconventional fuels tax credits. Coke sales to AK Steel under the Haverhill coke sales agreement are delivered to AK Steel in railcars or trucks at the Haverhill cokemaking facility. AK Steel makes its own arrangements for the transportation of the purchased coke to its blast furnaces.

The second phase of the Haverhill cokemaking facility includes a cogeneration plant that uses the hot flue gas to generate electric power, one half of which is sold to AK Steel at a fixed price under an energy sales agreement and the balance is sold by us into the regional electric power market. The cogeneration plant generates approximately 46 megawatts of electric power per hour on average. The Haverhill cogeneration facility is interconnected to the regional transmission system in the PJM LLC, or PJM, regional transmission operator area. As such, the facility participates in the energy and capacity markets administered by PJM. PJM coordinates the movement of wholesale electricity in all or part of 13 states and the District of Columbia, representing over 163 thousand megawatts of generating capacity, making it the largest centrally dispatched grid in North America.

In August 2009, concurrent with the execution of our current coke sales agreement with AK Steel, we reached mutual agreement with affiliates of OAO Severstal to terminate the 15-year take-or-pay coke sales agreement that was entered into in February 2007, prior to the construction of the second phase of the Haverhill facility.

Granite City Operations

Our Granite City cokemaking facility is located in Granite City, Illinois on property purchased from U.S. Steel for the development of the project. Coke production at the Granite City cokemaking facility began in October 2009 and includes 120 coke ovens with cokemaking capacity of approximately 650 thousand tons of coke.

We purchase substantially all of our metallurgical coal requirements for our Granite City cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. Under our Granite City coke sales agreement with U.S. Steel, U.S. Steel participates (through a representative on a coal committee) in the selection of the coal blends that we use to produce coke at our Granite City cokemaking facility. Purchased coal is first delivered by multiple rail or barge operators under short-term agreements to a nearby coal terminal and blending facility owned by a third party. The individual coals are then blended by the terminal owner and delivered to the Granite City cokemaking facility by truck. The coal handling, blending and coal blend transportation services are provided by the third party terminal owner pursuant to a long-term agreement that is co-terminous with our Granite City coke sales agreement.

We sell substantially all of the coke produced at the Granite City cokemaking facility to U.S. Steel under a coke sales agreement that runs through 2025 (with a five-year renewal at the option of U.S. Steel). Under the coke sales agreement, U.S. Steel is required to purchase on a take-or-pay basis a specified minimum of our coke production from the facility representing substantially all of the coke production from the facility and has an option to purchase any production above such minimum. If we are unable to meet our supply obligations under the Granite City coke sales agreement, we are required to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay U.S. Steel for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement, we produce steam using the flue gases from the coke ovens which is sold at a fixed price to U.S. Steel. If we fail to meet certain steam volume and temperature requirements, we are subject to liquidated damages for the shortfall.

Under the coke sales agreement, the price per ton of coke includes the following components:

- a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

- an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

- a fixed cost component; and

- a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, U.S. Steel is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available. In addition, U.S. Steel is obligated to reimburse us for a portion of government-mandated additional expenditures under certain circumstances.

We deliver coke directly to U.S. Steel on a conveyor belt. As a result, we do not have coke transportation agreements related to our Granite City facility.

Middletown Operations

We expect the Middletown cokemaking facility to cost in the aggregate approximately $410 million and be completed in the fourth quarter of 2011. Expenditures through December 31, 2010 are $242.2 million. We expect that our Middletown cokemaking facility will have cokemaking capacity of approximately 550 thousand tons of coke per year and provide, on average, 44 megawatts of electric power per hour.

We will sell substantially all of the production from our Middletown cokemaking facility to AK Steel pursuant to a coke sales agreement that runs for 20 years from its completion and start up (with successive renewal periods unless otherwise terminated by either party prior to the applicable renewal). Under the coke sales agreement, AK Steel (through a representative on a coal committee) will participate in the selection of the coal blends for the coke operations. Purchased coal will be first delivered by multiple rail or barge operators under short-term agreements to a coal terminal and blending facility owned by a major terminal operator. The individual coals will then be blended by the terminal owner and delivered to the Middletown cokemaking facility by a major rail carrier using dedicated rail cars. Both the coal handling and blending services and coal blend transportation services will be provided pursuant to long-term agreements which are co-terminous with the coke sales agreement. In addition, the coal handling and blending agreement and the coal blend transportation agreement contain minimum volume commitments that are set at levels slightly below the annual capacity of the Middletown cokemaking facility and, if not met, require us to pay deficit charges. If we are unable to meet our supply obligations under the Middletown coke sales agreement, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement, the price per ton of coke includes the following components:

- a coal cost component coke representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

- an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

- a fixed cost component; and

- a tax component representing all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive credit for an agreed upon portion of any applicable nonconventional fuels tax credits. Also, under certain circumstances, AK Steel is obligated to reimburse us for certain agreed upon government-mandated additional expenditures.

We will deliver coke directly to AK Steel via conveyor. As a result, we do not have coke transportation agreements related to our Middletown facility.

The Middletown cokemaking facility will include a cogeneration plant that uses the flue gas to generate electric power, all of which will be sold to AK Steel at a fixed price under an energy sales agreement that runs concurrently with the coke sales agreement. The cogeneration plant is expected to generate approximately 44 megawatts of electric power per hour on average. The cogeneration facility will be interconnected to the electric

transmission system in the Midwest Independent Transmission System Operator, Inc., or MISO, region and will therefore be able to access the energy market administered by MISO. MISO administers the wholesale electric power markets in 13 states representing 159 thousand megawatts of generating capacity.

Vitória Operations

The Vitória cokemaking facility is located in Vitória, Brazil within the ArcelorMittal Tubarão steelmaking complex. The Vitória cokemaking facility began operating in 2007 and includes 320 coke ovens with cokemaking capacity of approximately 1.7 million tons of coke.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We hold non-voting, preferred shares in this project company for which, subject to certain operating requirements, we receive a fixed annual dividend of $9.48 million through 2023 guaranteed by the Brazilian affiliate of ArcelorMittal. In addition, we and ArcelorMittal have a put and call option, respectively, on our investment in the project company, which can be exercised in 2024. The option exercise price is $41 million, plus any unpaid dividends and related interest. In addition, we and ArcelorMittal have an early put and call option, respectively, on our investment in the project company in the event ArcelorMittal terminates the operating and maintenance agreement as a result of our default. The option exercise price is $41 million, plus any unpaid dividends and related interest less any damages payable by us to ArcelorMittal under the operating and maintenance agreement.

Pursuant to an operating and maintenance agreement, we operate the Vitória cokemaking facility, which converts coal provided by the Brazilian affiliate of ArcelorMittal into coke and produces steam for electric power generation. The operation and maintenance agreement runs through January 2023, with ongoing five-year renewal terms tied to the production capacity of the Vitória cokemaking facility at the time of each renewal. We also license our proprietary technology to the project company under a licensing agreement. This agreement will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States. The coke produced by the Vitória cokemaking facility is shipped via conveyor belt or into railcars. The steam produced by the Vitória cokemaking facility is delivered to the adjacent cogeneration facility wholly owned by the Brazilian affiliate of ArcelorMittal.

Under the operating and maintenance agreement, we are reimbursed on a monthly basis for our budgeted operating expenses and we receive a monthly operating fee based upon coke production at the Vitória cokemaking facility. The monthly operating fee is subject to certain operating and performance metrics which, if we fail to meet them, result in a reduction in the monthly fee. We also receive an additional monthly fee based upon coke production at the Vitória cokemaking facility for use of our technology pursuant to a licensing agreement.

Coal Mining Operations

The coal mines at our existing Jewell underground metallurgical coal mining complex are located in Buchanan County, Virginia and McDowell County, West Virginia. The Jewell coal mining complex currently consists of 11 active underground mines (six company operated, five operated by contractors) operating 14 continuous miner sections, a single preparation plant and a single loadout facility. At our Jewell coal mining complex, we extract metallurgical coal from the Hagy, Kennedy, Red Ash, Splashdam, Jawbone and Tiller seams. The majority of our reserves consist of coal seams ranging in size from two feet to four and a half feet, with the mining height ranging from three and a half feet to six feet. As a result of these relatively "thin" seams, all of our underground mines are operated via the "room and pillar" method and employ continuous mining equipment. We control a significant portion of our coal reserves through private leases. Substantially all of the leases are "life of mine" agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for royalties and/or fixed fee payments.

All of the raw coal produced at our Jewell coal mines is trucked to the central preparation plant. The trucking distance to the preparation plant varies by mine but averages approximately 20 miles. The raw coal is then processed through the 800 ton-per-hour preparation plant before it is shipped to our customers via rail, or transported to our adjacent Jewell cokemaking facility via conveyor. The rail loadout facility can load approximately 5,000 tons of coal per day.

Eighty-two percent of the coal we sold in 2010 was used at our Jewell cokemaking facility and 18 percent was used at our other domestic cokemaking facilities.

In late 2009 we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that we control proven and probable coal reserves of at least 85 million tons as of December 31, 2010. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable coal reserves for those additional seams during the third quarter of 2011.

Without the addition of more coal reserves, we expect that our current reserves will sustain production levels, including productions from the HKCC Companies and the additional production from our previously announced expansion, through 2062. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Acquisition of the HKCC Companies.

In January 2011, we acquired the HKCC Companies, based in Honaker, VA, for approximately $52 million, including working capital and contingent consideration. The HKCC Companies have proven and probable coal reserves totaling 21 million tons located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining complex. The HKCC Companies have two active underground mines, one active surface mine, one active high wall mine, two preparation plants (one 200 and one 500 ton per hour), and three loadout facilities. All of these operations at HKCC are currently operated by contractors.

The HKCC Companies have extracted metallurgical coal from the Kennedy, Red Ash and Jawbone seams and metallurgical coal and high quality steam coal from the Upper and Lower Banner seams. The majority of the reserves of the HKCC Companies consist of coal seams ranging in size from two and one half feet to three feet, with the mining height ranging from three and one half to four feet. These mines collectively are producing 250 thousand to 300 thousand tons of coal annually. Current production volumes are contracted for sale through 2011. We are currently integrating the operations of the HKCC Companies into our other Jewell mining operations.

All of the raw coal produced at the HKCC Companies' mines is trucked to one of the two preparation plants on the HKCC Companies' property or to the preparation plant at our Jewell coal mining operations. The trucking

distance to the HKCC Companies' preparation plants averages two to four miles, and is approximately twenty miles to the Jewell preparation plant. The clean coal processed is then loaded into rail cars at one of the three loadout facilities at the HKCC Companies with the maximum clean coal haul of approximately 15 miles. The rail loadout facilities can currently load approximately 3,300 tons per day at one of the loadout facilities and approximately 1,200 tons per day at each of the other two loadout facilities.

Set forth below is a map depicting the properties and facilities of our coal mining operations (including those of the HKCC Companies).


KY
VA
Jewell Property
Grundy
War
McDowell County
Tazewell County
WV
VA
Buchanan County
Dickenson County
Buchanan County
Russell County
Richlands
Tazewell County
Russell County
Tazewell County Airport
Harold Keene Property
Honaker
Active Deep Mine
Active Surface Mine
Preparation Plant or Loading Facility
Jewell Cokemaking Facility
Jewell / Keene Company Offices
Town
Railroad
4 Miles
0
4 Miles

The table below sets forth the proven and probable metallurgical coal reserves at our Jewell coal mining operations as of December 31, 2010:

| | Total Demonstrated Reserves (millions of tons)[1][2] | | | | | | | | | | |
| | Reserves | | | Tons by Assignment | | Tons by Mining Type | | Tons by Permit Status | | Tons by Property Control | |
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Hagy	0.77	0.59	0.18	0.36	0.41	0.00	0.77	0.36	0.41	0.00	0.77
Middle Splashdam	0.62	0.58	0.04	0.19	0.43	0.19	0.43	0.19	0.43	0.00	0.62
Kennedy	3.11	2.22	0.89	0.32	2.79	0.00	3.11	0.32	2.79	0.00	3.11
Red Ash	22.10	13.75	8.35	3.34	18.76	0.00	22.10	7.40	14.70	0.00	22.10
Jawbone Rider	5.61	1.82	3.79	0.00	5.61	0.00	5.61	0.00	5.61	0.00	5.61
Jawbone	39.18	21.39	17.78	6.24	32.93	0.00	39.18	8.32	30.86	0.00	39.18
Tiller	13.31	9.25	4.07	5.27	8.04	0.00	13.31	9.10	4.21	0.00	13.31
Grand Total	84.71	49.60	35.10	15.73	68.98	0.19	84.52	25.70	59.01	0.00	84.71

[1] All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, preparation plant efficiency, and moisture factors.

[2] Amounts may not add to totals due to rounding.

The table below sets forth a summary of the proven and probable metallurgical coal reserves of the HKCC Companies as of October 31, 2010:

| | Total Demonstrated Reserves (millions of tons)[1][2] | | | | | | | | | | |
| | Reserves | | | Tons by Assignment | | Tons by Mining Type | | Tons by Permit Status | | Tons by Property Control | |
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Upper Banner	0.08	0.07	0.01	0.08	0.00	0.08	0.00	0.00	0.08	0.00	0.08
Lower Banner	3.23	2.20	1.04	3.23	0.00	1.81	1.42	0.05	3.18	0.03	3.20
Kennedy	3.37	2.98	0.39	3.37	0.00	0.18	3.19	0.66	2.72	0.04	3.33
Red Ash	4.10	3.75	0.35	4.10	0.00	0.00	4.10	0.00	4.10	0.00	4.10
Jawbone 1 & 2 Merged	8.94	7.98	0.96	8.94	0.00	0.00	8.94	0.00	8.94	0.00	8.94
Jawbone 1, 2 & 3 Merged	1.28	1.28	0.00	1.28	0.00	0.00	1.28	0.00	1.28	0.00	1.28
Jawbone 2 & 3 Merged	0.26	0.25	0.01	0.26	0.00	0.00	0.26	0.00	0.26	0.00	0.26
Grand Total	21.27	18.51	2.75	21.27	0.00	2.07	19.19	0.71	20.56	0.07	21.19

[1] All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, and moisture factors.

[2] Amounts may not add to totals due to rounding.

The table below sets forth the historical amount of coal produced at our coal mining operations:

| | Coal Production (thousands of tons) | | | | | | |
| | Years Ended December 31 | | | | | Three Months Ended March 31 | |
Mine	2010	2009	2008	2007	2006	2011[1]	2010
Company Operated Mines	878	823	879	824	753	219	238
Contractor Operated Mines	226	311	300	396	426	116	73
Total	1,104	1,134	1,179	1,220	1,179	335	311

[1] These amounts include coal production of the HKCC Companies, which we acquired in January 2011.

Metallurgical Coal Characteristics

Our coal mining operations have historically produced a mid-volatility metallurgical coal that we believe has highly desirable coking properties. Most steelmakers require the blending of multiple metallurgical coals, up to eight or more in some cases, to meet coke quality requirements and avoid overexpansion of the coal blend in

their coke ovens. Coal expansion can exert pressure on by-product coke ovens causing wall cracking or catastrophic failures. However, this coal can be used as a single coal blend to make high quality coke and is a contracting coal. When heated, this coal contracts and therefore does not place pressure on coke battery walls. This coal also possesses other favorable properties generally preferred by customers. Although sulfur content can vary by seam, the average sulfur content of our coal varies between 0.7 percent and 1.0 percent. The ash content in our coal averages between 5.0 percent and 9.5 percent, and the volatile content of our coal ranges between 22 percent and 25 percent.

The high volatile A and high volatile B metallurgical coals of the HKCC Companies can be blended with the mid-volatility coal produced by our existing coal mining operations. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our existing coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking facilities. See "Industry Overview" for more information on coal quality parameters and their effect on resulting coke quality.

Raw Materials

Metallurgical coal is the principal raw material for our cokemaking operations. Each ton of coke produced at our facilities requires approximately 1.4 tons of metallurgical coal. We currently purchase about 4.6 million tons per year of metallurgical coal from third parties for our domestic coke production in addition to mining approximately 1.1 million tons of coal annually primarily for internal use at our Jewell cokemaking facility.

Coal from third parties is generally purchased on an annual basis via one- to two-year contracts with costs passed through to our customers in accordance with the applicable coke sales agreements. From time to time, shortfalls in deliveries by coal suppliers require us to procure supplemental coal volumes. As with typical annual purchases, the cost of these supplemental purchases is also passed through to our customers.

While we generally pass coal costs through to our coke customers, all of our contracts include some form of coal-to-coke yield standard. To the extent that our actual yields are less than the standard in the contract, we are at risk for the cost of the excess coal used in the cokemaking process. Conversely, to the extent actual yields are higher than contractual standards, we are able to realize gains.

We currently have two existing coal purchase contracts, totaling approximately 580 thousand tons, which extend past 2011. Most contract decisions are made through a coal committee structure with customer participation. The customer can generally exercise an overriding vote on most coal procurement decisions.

Transportation and Freight

For inbound transportation of coal purchases, our facilities that access a single rail provider have long-term transportation, and where necessary, coal-blending agreements that run concurrently with the associated coke sales agreement for the facility. At facilities with multiple transportation options, including rail and barge, we enter into short-term transportation contracts from year to year. For coke sales, the point of delivery varies by agreement and facility. The point of delivery for coke sales to subsidiaries of ArcelorMittal from our Jewell and Haverhill cokemaking facilities is generally designated by the customer and shipments are made by railcar under long-term transportation agreements held by us. All delivery costs are passed through to the customers. Sales to AK Steel from our Haverhill cokemaking facility are made with the customer arranging for transportation. At our Indiana Harbor and Granite City cokemaking facilities, coke is delivered primarily by a conveyor belt leading to the customer's blast furnace.

Financial Reporting

We report our business results in four main business segments: Jewell Coke, Other Domestic Coke, International Coke and Coal Mining. Our Jewell Coke segment consists of our Jewell cokemaking facility. Our Other Domestic Coke segment includes our three other domestic cokemaking facilities. In our International Coke segment, we operate a cokemaking facility in Vitória, Brazil. Our Coal Mining segment operates metallurgical coal mines and associated facilities that primarily supply our Jewell cokemaking facility. In addition, we will include in the Coal Mining segment the results of the HKCC Companies that we acquired in January 2011 from the date of acquisition. For additional information regarding these business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 14 to our combined financial statements contained elsewhere in this prospectus.

Properties

We own the following real property:

- Approximately 66 acres in Vansant (Buchanan County), Virginia, on which the Jewell cokemaking facility is located, along with an additional approximately 2,550 acres including the offices, warehouse and support buildings for our Jewell coal and coke affiliates located in Buchanan County, Virginia, as well as other general property holdings and unoccupied land in Buchanan County, Virginia and McDowell County West Virginia. In addition, we own the certain mineral rights on approximately 1,650 acres of property in Buchanan, Dickenson and Wise Counties, Virginia.

- Approximately 250 acres in Russell County, Virginia owned by the HKCC Companies, which include a warehousing facility, two coal preparation plants and certain coal loadout facilities as well as unoccupied land.

- Approximately 400 acres in Franklin Furnace (Scioto County), Ohio, on which the Haverhill cokemaking facility (both the first and second phases) is located.

- Approximately 41 acres in Granite City (Madison County), Illinois, adjacent to the U.S. Steel Granite City Works facility, on which the Granite City cokemaking facility is located. Upon the earlier of ceasing production at the facility or the end of 2044, U.S. Steel has the right to repurchase the property, including the facility, at the fair market value of the land. Alternatively, U.S. Steel may require us to demolish and remove the facility and remediate the site to original condition upon exercise of its option to repurchase the land.

- Approximately 250 acres in Middletown (Butler County), Ohio near AK Steel's Middletown Works facility, on which the Middletown cokemaking facility is being constructed.

We lease the following real property:

- Approximately 88 acres of land located in East Chicago (Lake County), Indiana, on which the Indiana Harbor cokemaking facility is located and, through a sublease, the coal handling and blending facilities that service the Indiana Harbor cokemaking facility. The leased property is inside ArcelorMittal's Indiana Harbor Works facility and is part of an enterprise zone.

- Approximately 22 acres of land located in Buchanan County, Virginia, on which one of our coal preparation plants is located.

- Our former corporate headquarters located in Knoxville, Tennessee, under a ten year lease which commenced in 2007. Beginning in the second quarter of 2011, concurrent with our move to Lisle, Illinois this space was subleased to another tenant for the remainder of the lease term, although we remain directly liable to the landlord under the original lease.

- Our corporate headquarters is located in leased office space in Lisle, Illinois under an 11-year lease that commenced in 2011.

In addition, through our Jewell coal affiliates and the HKCC Companies, we lease small parcels of land, mineral rights and coal mining rights for approximately 127 thousand acres of land in Buchanan and Russell Counties, Virginia and McDowell County, West Virginia. Substantially all of the leases are "life of mine" agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for payment of certain royalties and/or fixed fees. We use internal land managers and attorneys to perform title reviews on properties prior to obtaining coal leases. When we acquired the HKCC Companies, title reviews on the major leases were performed by an independent land management consultant familiar with the properties. For additional information on our properties, see "—Cokemaking Facilities" and "—Coal Mining Operations."

Employees

As of April 30, 2011, we have approximately 980 employees in the United States. Approximately 320, or 33 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. The collective bargaining agreements with respect to our Indiana Harbor and Haverhill cokemaking facilities expire on September 1, 2012 and November 1, 2012, respectively, and an agreement concerning our Granite City cokemaking facility is under negotiation. As of April 30, 2011, we have approximately 200 employees at the cokemaking facility in Vitória, Brazil, all of whom are represented by a union under an agreement that expires on October 31, 2011.

Safety

We are committed to maintaining a safe work environment and ensuring strict environmental compliance across all of our operations as the health and safety of our employees and the communities in which we operate are critical to our success. We believe that we employ best practices and conduct continual training programs well in excess of regulatory requirements to ensure that all of our employees are focused on safety. Furthermore, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance.

We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration's recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Historically, our coal mining operations have been among the safest in the United States, consistently operating in the first quartile for the MSHA recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the MSHA for having the mine with the most employee hours worked without experiencing a lost-time injury.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires the disclosure of certain information relating to citations or orders for violations of standards under the Mine Act. The following disclosures respond to that legislation. While we believe the following disclosures meet the requirements of the Dodd-Frank Act, it is possible that any rulemaking by the SEC will require disclosures to be presented in a form that differs from the following.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation which describes the violation and fixes a time within which the operator must abate the violation. In these situations, MSHA typically proposes a civil penalty, or fine, as a result of the violation, that the operator is ordered to pay. In evaluating the below information regarding mine safety and health, investors should take into account factors such as: (1) the number of citations and orders will vary depending on the size of a coal mine, (2) the number of citations issued will vary from inspector to inspector and mine to mine, and (3) citations and orders can be contested and appealed, and during that process are often reduced in severity and amount, and are sometimes dismissed.

Responding to the Dodd-Frank Act legislation, we report that, for the three months ended March 31, 2011, we have received no written notice from MSHA of: (1) a flagrant violation under section 110(b)(2) of the Mine

Act for failure to make reasonable efforts to eliminate a known violation of a mandatory safety or health standard that substantially proximately caused, or reasonably could have been expected to cause, death or serious bodily injury; (2) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; or (3) the potential to have such a pattern. There were no mining-related fatalities during the three months ended March 31, 2011.

The following tables present the additional information that is required by the Dodd-Frank Act for each mine during the three months ended March 31, 2011 and during the year ended December 31, 2010, respectively. The mine data retrieval system maintained by MSHA may show information that is different than what is provided herein. Any such difference may be attributed to the need to update that information on MSHA's system and/or other factors. All section references in the table refer to provisions of the Mine Act.

Alleged Citations, Orders and Violations and
Proposed Assessments and Legal Proceedings by Mine[1]
for the Three Months Ended March 31, 2011

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations[2]	Section 104(b) Orders[3]	Section 104(d) Citations and Orders[4]	Section 110(b)(2) Violations[5]	Section 107(a) Orders[6]	Total Proposed Assessments (Dollars in thousands)[7]	Legal Proceeding[8]
4406499	Dominion 7	22	—	3	—	1	$ 12	1
4406718	Dominion 26	8	—	—	—	—	15	2
4406748	Dominion 30	15	—	1	—	—	12	4
4406759	Dominion 36	44	—	7	—	2	59	7
4406839	Dominion 34	17	—	—	—	—	13	2
4407220	Dominion 44	15	—	—	—	—	10	—
4400649	Preparation Plant 2	—	—	—	—	—	—	—
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	—	—	—	—	—	—	—
Total		121	—	11	—	3	$121	16

Alleged Citations, Orders and Violations and
Proposed Assessments and Legal Proceedings by Mine[1]
for the Year Ended December 31, 2010

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations[2]	Section 104(b) Orders[3]	Section 104(d) Citations and Orders[4]	Section 110(b)(2) Violations[5]	Section 107(a) Orders[6]	Total Proposed Assessments (Dollars in thousands)[7]	Legal Proceeding[8]
4406499	Dominion 7	92	1	7	—	—	$180	23
4406718	Dominion 26	96	—	—	—	—	82	21
4406748	Dominion 30	86	—	3	—	—	109	26
4406759	Dominion 36	172	2	—	—	—	230	72
4406839	Dominion 34	25	—	—	—	—	38	12
4407220	Dominion 44	20	—	—	—	—	6	—
4400649	Preparation Plant 2	16	—	—	—	—	9	1
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	3	—	—	—	—	1	—
Total		510	3	10	—	—	$655	155

[1] The foregoing tables do not include the following: (i) facilities which have been idle or closed unless they received a citation or order issued by MSHA, (ii) permitted mining sites where we have not begun operations, or (iii) mines that are operated on our behalf by contractors who hold the MSHA numbers and have the MSHA liabilities.

(2) Alleged violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(3) Alleged failures to totally abate a citation within the period of time specified in the citation.

(4) Alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.

(5) Alleged flagrant violations issued.

(6) Alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.

(7) Amounts shown include assessments proposed during the three months ended March 31, 2011 or the year ended December 31, 2010, as applicable, on the citations and orders reflected in these tables.

(8) This number reflects legal proceedings initiated during the three months ended March 31, 2011 or the year ended December 31, 2010, as applicable, which remain pending before the Federal Mine Safety and Health Review Commission, or the FMSHRC, as of March 31, 2011 or December 31, 2010, as applicable. The FMSHRC has jurisdiction to hear not only challenges to citations, orders, and penalties but also certain complaints by miners. The number of "pending legal actions" reported here pursuant to Section 1503(a)(3) of the Dodd-Frank Act reflects the number of contested citations, orders, penalties or complaints for which the FMSHRC has assigned a docket number and which remain pending as of March 31, 2011 or December 31, 2010, as applicable.

Research and Development and Intellectual Property and Proprietary Rights

Our research and development program seeks to develop promising new technologies for cokemaking as well as improvements to our heat recovery processes. Over the years, this program has produced numerous patents related to our heat recovery coking design and operation, including patents for pollution control systems, oven pushing and charging mechanisms, oven flue gas control mechanisms and various others. In all, we have ten active patents with expiration dates ranging from one year to nearly nineteen years.

For those cokemaking facilities where we do not own 100 percent of the entity owning the cokemaking facility (Indiana Harbor and Vitória, Brazil), we have licensing agreements in place for the entity's use of our technology. At Indiana Harbor, we receive no payment for the licensing rights. At Vitória, we receive a licensing fee that is payable in conjunction with the operation of the facility. In the future and especially in international markets, we may develop projects under similar structures where we do not own 100 percent of the facility but operate the facility and license our technology in exchange for fees.

Competition

Cokemaking

The metallurgical cokemaking business is highly competitive. Most of the world's coke production capacity is owned by integrated steel companies utilizing by-product coke oven technology. The international merchant coke market is largely supplied by Chinese producers.

Current production from our cokemaking business is largely committed under long-term contracts; therefore, competition mainly affects our ability to obtain new contracts supporting development of additional cokemaking capacity, both in the United States and internationally. The principal competitive factors affecting our cokemaking business include coke quality and price, technology, reliability of supply, proximity to market, access to metallurgical coals, and environmental performance. Competitors include by-product coke oven engineering and construction companies, other merchant coke producers and competitors that have developed and are attempting to develop non-recovery and heat recovery cokemaking technology. Specifically, Chinese and Indian companies have successfully designed and built non-recovery and heat recovery facilities in China and India for local steelmakers. Some of these design firms operate only on a local or regional basis while others, such as certain Chinese, German and Italian design companies, operate globally.

There are also technologies being developed or in the process of commercialization that seek to produce carbonaceous substitutes for coke in the blast furnace or molten iron without a blast furnace (alternative ironmaking techniques). We monitor the development of competing technologies, and it is unclear to us at this time whether these technologies will be successful in commercialization.

We believe we are well-positioned to compete with other coke producers given that our proven, industry-leading technology with many proprietary features allows us to construct cokemaking facilities that, when compared to other proven technologies, produce virtually no organic hazardous air pollutants, produce consistently high quality coke and produce ratable quantities of heat that can be utilized as industrial grade steam or converted into electrical power.

Coal Mining

During the last several years, the U.S. coal industry has experienced increased consolidation. Many of our competitors in the domestic coal industry have significantly greater financial resources than we do. Intense competition among coal producers may impact our ability to retain or attract customers and adversely affect our future revenues and profitability.

Domestic demand for, and the price of, our coal depends primarily upon metallurgical coal consumption patterns of the domestic steel industry. The economic stability of the domestic steel industry has a significant effect on the demand for metallurgical coal and the level of competition among metallurgical coal producers. Instability in the domestic steel industry resulting in a decline in the metallurgical coal market could materially and adversely affect our future revenues and profitability. The principal competitive factors affecting our coal business include coal quality and characteristics, price, reliability of supply and transportation cost.

Legal and Regulatory Requirements

The following discussion summarizes the principal legal and regulatory requirements that we believe may significantly affect us.

Permitting and Bonding

- **Permitting Process for Coal Mining Operations**. The U.S. coal mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we intend to mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of the Surface Mining Control and Reclamation Act of 1977, or SMCRA, state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land and documents required of the Office of Surface Mining Reclamation and Enforcement's, or OSM's, Applicant Violator System. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including through public hearings and intervention in the courts.

- **Bonding Requirements**. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the payment and performance of certain long-term mine closure and reclamation obligations. The costs of these bonds or other form of financial security have fluctuated in recent years, and the market terms of surety bonds generally have become more unfavorable to mine operators. Surety providers are requiring greater amounts of collateral to secure a bond, which has required us to provide increasing quantities of cash to collateralize bonds or other form of financial

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security to allow us to continue mining. These changes in the terms of the bonds have been accompanied, at times, by a decrease in the number of companies willing to issue surety bonds. As of March 10, 2011, we have posted an aggregate of approximately $24 million in surety bonds or other forms of financial security for reclamation purposes.

- **Permitting Process for Cokemaking Facilities**. The permitting process for our cokemaking facilities is administered by the individual states. However, the main requirements for obtaining environmental construction permits are found in the federal regulations. If all requirements are satisfied, a state or local agency produces an initial draft permit. Generally, the facility is allowed to review and comment on the initial draft. After accepting or rejecting the facility's comments, a draft permit is issued for public review. Typically a notice regarding the issuance of a draft permit is published in a local newspaper or on the internet. The permit and supporting documents are made available for public review and comment. Generally, a public hearing will be scheduled if the project is considered controversial. The EPA also has the opportunity to comment on the draft permit. The state or local agency responds to comments on the draft permit and makes any necessary revisions before a final construction permit is issued. A construction permit allows construction and commencement of operations of the facility and is generally valid for 18 months. Construction must start during this period. Some states allow this period to be extended in certain situations.

- *Air quality*. Facilities that are major emitters of hazardous air pollutants must employ MACT standards. Specific MACT standards apply to door leaks, charging, oven pressure, pushing, and quenching. Certain MACT standards for new cokemaking facilities were developed using test data from our own Jewell cokemaking facility.

  Under applicable federal air quality regulations, permitting requirements differ, depending upon whether the cokemaking facility will be located in an "attainment" area—*i.e.*, one that meets the national ambient air quality standards, or NAAQS for certain pollutants, or in a "non-attainment" area:

  - In an attainment area, the facility must install air pollution control equipment or employ BACT. The facility must demonstrate, using air dispersion modeling, that the area will still meet NAAQS after the facility is constructed. An "additional impacts analysis" must be performed to evaluate the effect of the new facility on air, ground, and water pollution.

  - In a non-attainment area, the facility must install air pollution control equipment or employ procedures that meet LAER standards. LAER standards are the most stringent emission limitation demonstrated by existing facilities or agreed to (unless demonstrated to be unachievable) by similar new facilities. Cost is generally not considered as part of a LAER analysis. Emissions of any pollutant in a non-attainment area must be offset by emission reductions obtained from existing sources located in the vicinity of the facility.

  Two new and more stringent NAAQS for ambient nitrogen dioxide and sulfur dioxide went into effect in 2010. These new standards have two impacts on permitting: (1) demonstrating compliance using dispersion modeling from a new facility will be more difficult and (2) many areas of the country will become non-attainment areas. New facilities in those areas will have to obtain offsets and will have to install air pollution control equipment or employ procedures that meet LAER standards. In May 2010, the EPA finalized a new rule requiring a new facility that is a major source of greenhouse gases (primarily carbon dioxide from our facilities) to install equipment or employ BACT procedures. Currently, there is little information on what may be acceptable as BACT to control greenhouse gases.

  Several states have additional requirements and standards for compounds other than those in federal rules. Many states have lists of "air toxics" with emission limitations determined by dispersion modeling. States also often have specific regulations that deal with visible emissions, odors, and nuisance. In some cases, the state delegates some or all of these functions to local agencies

- *Wastewater*. Our heat recovery cokemaking technology does not produce process wastewater as typically associated with by-product cokemaking. Our cokemaking facilities generally do not require a wastewater discharge permit other than, in some situations, a storm water permit.

- *Solid waste*. The primary solid waste product from our heat recovery cokemaking technology is calcium sulfate from the flue gas desulfurization operation, which is generally taken to a landfill. The process does not generate significant quantities of hazardous waste. The facilities are typically considered conditionally exempt small quantity generators of hazardous waste.

- **U.S. Endangered Species Act**. The Endangered Species Act and certain counterpart state legislations are intended to protect species whose populations allow for categorization as either endangered or threatened. With respect to obtaining mining permits or for permitting additional cokemaking facilities, protection of endangered or threatened species may have the effect of prohibiting, limiting the extent or causing delays that may include permit conditions on the timing of, soil removal, timber harvesting, road building and other mining or agricultural activities in areas containing the associated species. Based on the species that have been identified on our properties and the current application of these laws and regulations, we do not believe that they are likely to have a material adverse effect on our operations.

Regulation of Operations

- **Clean Air Act**. The Clean Air Act and similar state laws and regulations affect our coal mining and cokemaking operations, primarily through permitting and/or emissions control requirements relating to particulate matter and SO_2 control. The Clean Air Act imposes stringent limits on air emissions with a federally mandated operating permit program and civil and criminal enforcement sanctions. The Clean Air Act air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to: the Acid Rain Program; NOx SIP Call; the Clean Air Interstate Rule; MACT emissions limits for hazardous air pollutants; the Regional Haze Program; New Source Performance Standards, or NSPS; and New Source Review. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. The Clean Air Act and similar legislation regulate these emissions and therefore affect demand for our coal. It is possible that more stringent NAAQS for particulate matter, nitrogen oxide, sulfur dioxide and/or ozone, will directly impact our mining operations by requiring additional controls of emissions from our mining equipment and vehicles. If the areas in which our mines and coal preparation plants are located suffer from extreme weather events such as droughts, or are designated as non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development. In September 2009, the EPA adopted new NSPS rules tightening and adding additional particulate matter emissions limits for coal preparation and processing plants constructed, reconstructed or modified after April 28, 2008. The Clean Air Act requires, among other things, the regulation of hazardous air pollutants through the development and promulgation of various industry-specific MACT standards. Our cokemaking facilities are subject to two categories of MACT standards. The first category applies to pushing and quenching. The EPA is required to make a risk-based determination for pushing and quenching emissions and determine whether additional emissions reductions are necessary from this process by 2011. The EPA has yet to publish or propose any residual risk standards from these operations; therefore, the impact cannot be estimated at this time. The second category of MACT standards applicable to our cokemaking facilities applies to emissions from charging and coke oven doors.

- **Clean Water Act of 1972**. The Clean Water Act of 1972, or CWA, affects our operations by requiring effluent limitations and treatment standards for waste water discharge through the National Pollutant Discharge Elimination System, or NPDES. Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water. Section 404 of the CWA requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. States are empowered to develop and enforce "in stream" water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. "In stream" standards vary from state to state. Additionally,

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through the CWA Section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with their water quality standards and other applicable requirements in deciding whether or not to certify the activity. Total Maximum Daily Load, or TMDL, regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, may be required to meet new TMDL effluent standards for these stream segments. States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as "high quality/exceptional use." These regulations would restrict the diminution of water quality in these streams. Waters discharged from coal mines to high quality/exceptional use streams may be required to meet additional conditions or provide additional demonstrations and/or justification. In general, these CWA requirements could result in higher water treatment and permitting costs or permit delays, which could adversely affect our coal production costs or efforts.

- **Resource Conservation and Recovery Act**. We may generate wastes, including "solid" wastes and "hazardous" wastes that are subject to the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, although certain mining and mineral beneficiation wastes and certain wastes derived from the combustion of coal currently are exempt from regulation as hazardous wastes under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous wastes under RCRA. Furthermore, it is possible that certain wastes generated by our operations that currently are exempt from regulation as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly management, disposal and clean-up requirements.

- **Mine Improvement and New Emergency Response Act of 2006**. Administered by the MSHA, the Mine Improvement and New Emergency Response Act of 2006, or the Miner Act, has increased significantly the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. There also has been a dramatic increase in the dollar penalties assessed for citations issued. The Miner Act requires installation of wireless, two-way communication systems for miners, and mine operators must have the ability to track the location of each miner at work in an underground mine.

- **Use of Explosives**. Our limited surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies.

Reclamation and Remediation

- **Surface Mining Control and Reclamation Act of 1977**. The Surface Mining Control and Reclamation Act of 1977, or SMCRA, which is administered by OSM, established comprehensive operational, environmental, reclamation and closure standards for all aspects of U.S. surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States that operate federally approved state programs may impose standards that are more stringent than the requirements of SMCRA and OSM's regulations and, in many instances, have done so. SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation. Permitting under SMCRA generally has become more difficult in recent years, which adversely affects the cost and availability of coal. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund. The fee was $0.35 per ton of surface-mined coal and $0.15 per ton

of deep-mined coal, effective through September 30, 2007. Pursuant to the Tax Relief and Health Care Act of 2006, from October 1, 2007 through September 30, 2012, the fee is $0.315 per ton of surface-mined coal and $0.135 per ton of underground mined coal. From October 1, 2012 through September 30, 2021, the fee will be reduced to $0.28 per ton of surface-mined coal and $0.12 per ton of underground mined coal. Our reclamation obligations under applicable environmental laws could be substantial. Under GAAP, we are required to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At December 31, 2009, we had accrued $4.8 million related to estimated mine reclamation costs. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted interest rates. Our future operating results would be adversely affected if these accruals were determined to be insufficient. These obligations are unfunded. Although specific criteria varies from state to state as to what constitutes an "owner" or "controller" relationship, under the federal SMCRA, responsibility for reclamation or remediation, unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have "owned" or "controlled" the contract mine operator. Sanctions against the "owner" or "controller" are quite severe and can include being blocked, nationwide, from receiving new permits, or amendments and revisions to existing permits, and revocation, rescission and/or suspension of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due.

- **Comprehensive Environmental Response, Compensation, and Liability Act**. Under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA and also known as Superfund, and similar state laws, responsibility for the entire cost of clean-up of a contaminated site, as well as natural resource damages, can be imposed upon current or former site owners or operators, or upon any party who released one or more designated "hazardous substances" at the site, regardless of the lawfulness of the original activities that led to the contamination. Under the Toxic Release Inventory process, administered by the EPA, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation and water treatment. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. In the course of our operations we may have generated and may generate wastes that fall within CERCLA's definition of hazardous substances. We also may be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

Other Regulatory Requirements

- **Black Lung Benefits Revenue Act of 1977 and Black Lung Benefits Reform Act of 1977, as amended in 1981**. Under these laws, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators also must make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than seven percent of miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. coal production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4 percent of the gross sales price. At December 31, 2010, we had accrued $26.6 million for our obligations for current and prior mining operations.

- **Climate Change Legislation and Regulations**. Numerous proposals for federal and state legislation have been made relating to greenhouse gas emissions (including carbon dioxide) and such legislation could result in the creation of substantial additional costs in the form of taxes or required acquisition or trading of emission allowances. Several of the federal and state climate change legislative proposals use a "cap and trade" policy structure, in which greenhouse gas emissions from a broad cross-section of the economy would be subject to an overall cap. Under the proposals, the cap would become more stringent with the passage of time. The proposals establish mechanisms for greenhouse gas sources, such as our cokemaking facilities, to obtain "allowances" or permits to emit greenhouse gases during the course of a year. The sources may use the allowances to cover their own emissions or sell them to other sources that do not hold enough emissions for their own operations. In addition, the EPA has issued a notice of finding and determination that emissions of carbon dioxide, methane (from coal mines, for example) and other greenhouse gases, present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of greenhouse gases under existing provisions of the Clean Air Act. The EPA has begun to implement greenhouse gas-related reporting and permitting rules. The impact of greenhouse gas-related legislation and regulations on us will depend on a number of factors, including whether GHG sources in multiple sectors of the economy are regulated, the overall GHG emissions cap level, the degree to which greenhouse gas offsets are allowed, the allocation of emission allowances to specific sources and the indirect impact of carbon regulation on coal prices. We may not recover the costs related to compliance with regulatory requirements imposed on us from our customer due to limitations in our agreements. The imposition of a carbon tax or similar regulation could materially and adversely affect our revenues.

Environmental Matters and Compliance

Our failure to comply with the aforementioned requirements may result in the assessment of administrative, civil and criminal penalties, the imposition of clean-up and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. The EPA has issued Notices of Violations, or NOVs, to us for the Haverhill and Granite City cokemaking facilities. These NOVs stem from allegations of alleged violations of our air emission operating permits for these facilities. We are currently working in a cooperative manner with the EPA, the Illinois Environmental Protection Agency and the Ohio Environmental Protection Agency to address the allegations. Settlement may also require payment of a penalty for alleged past violations, though the amount of any such penalty is currently unknown. We have recently undertaken capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City facilities. The projects will be carried out over the 2011 through 2013 period at an expected total cost of approximately $65.0 million. The final cost of the projects will be dependent upon discussions with regulators concerning compliance with the applicable environmental permits. The Company is currently engaged in penalty negotiations that may result in a penalty exceeding $100 thousand, but has not yet agreed to a settlement amount. We have made and will continue to make capital and other expenditures to comply with environmental requirements.

In addition, SunCoke Energy has received an NOV from the EPA related to its Indiana Harbor cokemaking facility. After initial discussions with the EPA and the Indiana Department of Environmental Management, resolution of the NOV has been postponed by mutual agreement of SunCoke Energy and the EPA because of ongoing discussions regarding the NOVs at the Granite City and Haverhill cokemaking facilities. As a result, SunCoke Energy cannot yet assess any future injunctive relief or potential monetary penalty it may receive from the EPA pursuant to the NOV and any potential future citations.

On February 9, 2010, the Ohio Department of Environmental Protection, or OEPA, issued a New Source Review, or NSR, permit-to-install, or PTI, for our Middletown cokemaking facility. During the 30-day statutory appeal period ending March 11, 2010, four parties, including the City of Monroe, Ohio, Robert D. Snook, a pro se litigant, the National Resources Defense Council, and individuals affiliated with the SunCoke Watch

opposition group, filed appeals at the Ohio Environmental Review Appeals Commission, or ERAC, challenging OEPA's issuance of the NSR PTI. This matter is currently in the discovery phase before ERAC and a hearing date has been set for early 2012. We believe that OEPA issued the permit in accordance with all statutes and regulations and the permit should be upheld.

We expect our capital expenditures for environmental compliance and controls (including the projects described above) to be approximately $6 million and $52 million for 2011 and 2012, respectively. These estimates do not include additional capital expenditures in future years that may be required in connection with the settlement of the aforementioned NOVs.

Legal Proceedings

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices we charged ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in a mediation ordered by the U.S. District Court for the Northern District of Ohio (Eastern Division) with ArcelorMittal that resulted in a commercial resolution of the litigation. We entered into a settlement agreement with ArcelorMittal to resolve the lawsuit concerning coke pricing for the Jewell facility. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. If the amendments to the Jewell and Haverhill coke supply agreements had been in place during 2010, our pretax earnings would have been reduced by approximately $60 million.

On August 3, 2010, ArcelorMittal (through its main United States subsidiary) gave the Indiana Harbor partnership written notice that it intended to arbitrate certain outstanding issues under the Indiana Harbor coke sales agreement. ArcelorMittal claimed that it has been subject to substantial overcharges and losses as a result of: (1) alleged improper *force majeure* notifications issued by the partnership in 2010, (2) the alleged overstatement of the coal cost component of the coke price, (3) the partnership allegedly failing to provide the ongoing anticipated capital needs of the Indiana Harbor cokemaking facility, and (4) the alleged inadequacy of the partnership's procedures to control coal inventory loss. In February 2011, we entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. The settlement will not significantly impact our future income.

The EPA has issued Notices of Violations, or NOVs, to us for the Haverhill, Granite City and Indiana Harbor cokemaking facilities described above under "—Legal and Regulatory Requirements—Environmental Matters and Compliance."

Many other legal and administrative proceedings are pending or may be brought against us arising out of our current and past operations, including matters related to commercial and tax disputes, product liability, antitrust, employment claims, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances and general environmental claims. Although the ultimate outcome of these proceedings cannot be ascertained at this time, it is reasonably possible that some of them could be resolved unfavorably to us. Our management believes that any liabilities that may arise from such matters would not be material in relation to our business or our combined financial position, results of operations or cash flows at March 31, 2011.

MANAGEMENT

Directors, Executive Officers and Other Key Executives of SunCoke

Currently, nine individuals are serving as our directors. Pursuant to a separation and distribution agreement, Sunoco will nominate a majority of the members of our board of directors, and we expect the directors nominated by Sunoco to be employees of Sunoco. The following table sets forth information as to persons who are expected to serve as our directors, executive officers or other key executives upon completion of this offering. Unless otherwise indicated, the business address for each of our directors and officers is: 1011 Warrenville Road, 6th Floor, Lisle, IL 60532. Biographical information for each of the directors can be found below, together with a discussion of the specific skills and experience which led to the conclusion that each individual is qualified to serve as a director.

Our Directors, Executive Officers and Other Key Executives

Name	Age	Position
Frederick A. Henderson	52	Chairman and Chief Executive Officer
Alvin "Al" Bledsoe	63	Director
Robert J. Darnall	73	Director
Stacy L. Fox*	57	Director
Peter B. Hamilton	64	Director
Michael J. Hennigan*	51	Director
Brian P. MacDonald*	45	Director
Charmian Uy*	43	Director
Dennis Zeleny*	55	Director
Michael J. Thomson	52	President and Chief Operating Officer
Denise R. Cade.	48	Senior Vice President, General Counsel and Corporate Secretary
Matthew McGrath	48	Senior Vice President of Corporate Strategy and Business Development
Mark Newman	47	Senior Vice President and Chief Financial Officer
Michael S. White.	52	Senior Vice President, Operations
James M. Mullins	61	Vice President, Coal Operations
Fay West	42	Vice President and Controller

* Business address is: 1818 Market Street, Suite 1500, Philadelphia, PA 19103.

Frederick A. Henderson. Mr. Henderson was elected as Chairman and Chief Executive Officer of SunCoke Energy, Inc. in December 2010. Since September 2010, he has been Chairman and Chief Executive Officer, SunCoke Technology and Development Corp. He also was appointed as a Senior Vice President of Sunoco, Inc. in September 2010. From February 2010 until September 2010, he was a consultant for General Motors LLC, and from March 2010 until August 2010, he was a consultant for AlixPartners LLC. He was President and Chief Executive Officer of General Motors from April 2009 until December 2009. He was President and Chief Operating Officer of General Motors from March 2008 until March 2009. He was Vice Chairman and Chief Financial Officer of General Motors from January 2006 until February 2008. He was Chairman of General Motors Europe from June 2004 until December 2005. Mr. Henderson is a Trustee of the Alfred P. Sloan Foundation. Mr. Henderson also serves on the board of directors of Compuware Corp., where he serves as Chairperson of its Audit Committee.

Mr. Henderson, having worked for over 26 years at General Motors, and approximately nine months at SunCoke, is a highly experienced senior-level executive, with general operations, manufacturing, and marketing experience, as well as senior-level strategic planning, business development, managerial experience and management development and compensation experience. Mr. Henderson also possesses diverse international experience (by virtue of his prior experience at GM, including vice president and managing director of GM do Brasil; group vice president and president of GM, Latin America, Africa and Middle East, president of GM Asia

Pacific and chairman of General Motors Europe) and health, environment and safety experience (by virtue of his oversight experience at GM). Additionally, Mr. Henderson possesses financial expertise (as defined by the applicable rules of the SEC) by virtue of his education (an MBA from Harvard Business School) and experience (including Vice Chairman and Chief Financial Officer of General Motors).

Alvin "Al" Bledsoe. Mr. Bledsoe was elected as a director of SunCoke Energy, Inc. in June 2011. Since October 2010, Mr. Bledsoe has been a member of the Board of Directors of Crestwood Midstream Partners L.P. From January 2007 to October 2010, he was a member of the Board of Directors of Quicksilver Gas Services LLP, and from May 2007 to August 2010, Mr. Bledsoe also served as a member of the Archuelta County Colorado Financial Advisory Task Force. From 1972 until his retirement from the firm in 2005, Mr. Bledsoe served in various senior roles at PricewaterhouseCoopers LLP ("PwC"), a leading international accounting firm.

Mr. Bledsoe is an experienced finance and public accounting executive, having spent his entire 33-year career with PwC. By virtue of his experience, Mr. Bledsoe is knowledgeable about finance, M&A transactions, and major cost restructurings and possesses knowledge of the mining, utilities, and energy industries. In addition, he brings relevant industry expertise, having served clients within these industry sectors and having served as the global leader for PwC's Energy, Mining and Utilities Industries Assurance and Business Advisory Services Group. Mr. Bledsoe has experience working with boards of directors. In addition to his interface with the boards of directors of his clients while at PwC, in 2007, he joined the Board of Directors of Quicksilver Gas Services (now Crestwood Midstream Partners L.P.). He currently chairs the Audit Committee and serves as a member of the Conflicts Committee of Crestwood Midstream Partners.

Robert J. Darnall. Mr. Darnall was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Darnall served as an independent director of United States Steel Corporation from 2001 until 2010, and of Sunoco, Inc. from 2000 until 2010. Mr. Darnall served in senior management positions at Inland Steel Industries, Inc., including as Chairman of the Board and Chief Executive Officer, (a carbon steel manufacturer and processor/ distributor of industrial materials) and Ispat International N.V., including as President and CEO of Ispat North America, Inc. (a carbon steel manufacturer). Mr. Darnall is also a former independent director of Cummins Inc. and Pactiv Corporation. He also serves on the board of trustees of the Glenwood School for Boys and Girls, the Museum of Science and Industry and Rush University Medical Center.

Mr. Darnall is an experienced corporate executive with over 38 years of senior-level management experience in the steel industry and expertise in sourcing and logistics. Mr. Darnall also possesses health, environment and safety experience by virtue of his oversight experience as the former Chief Executive Officer of Inland Steel Industries and the head of Ispat International's North American operations, both companies having a health, environment and safety risk profile similar to that of several of SunCoke's steel industry customers. By virtue of his executive-level positions at both Inland and Ispat, Mr. Darnall is financially literate, and he is familiar with the public company Audit Committee function, having served for several years both as Chair of Sunoco's Audit Committee and as Chairman of the Audit Committee of Cummins Inc.

Stacy L. Fox. Ms. Fox was elected as a director of SunCoke Energy, Inc. in December 2010. She served as Corporate Secretary of SunCoke Energy, Inc. from December 2010 until June 2011. She was appointed as Senior Vice President and General Counsel, Sunoco, Inc., effective in March 2010 and was elected as Corporate Secretary, Sunoco, Inc. in January 2011. She was Principal of The Roxbury Group LLC, a company she founded, from April 2005 until March 2010. She was Executive Vice President, Chief Administrative Officer and General Counsel of Collins & Aikman Corporation from September 2005 until December 2007. Ms. Fox was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in March 2010.

Ms. Fox is an experienced senior-level corporate executive with managerial experience. By virtue of her experience as founder and principal of a real estate development and legal consulting firm, she possesses senior level strategic planning and business development experience. Also, by virtue of her over 25 years of experience

with a global automotive supplier, a worldwide automotive systems company and a leading supplier of automotive interior systems, she possesses international experience; health, environment and safety experience; and governmental and regulatory experience.

Peter B. Hamilton. Mr. Hamilton was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Hamilton has served as the Senior Vice President and Chief Financial Officer of Brunswick Corporation since September 2008. He returned to Brunswick in September 2008 after retiring from the company in 2007. He was President, Life Fitness division of Brunswick from 2005 to 2006, and President, Brunswick Boat Group from 2006 to 2007. He also served as Vice Chairman of the Board of Brunswick from 2000 until his retirement in 2007.

Mr. Hamilton is an experienced corporate executive with a background in management, law, finance and government. Prior to joining Brunswick, Mr. Hamilton served in various positions at Cummins Inc., including Chief Financial Officer. Prior to his tenure at Cummins, Mr. Hamilton was a partner in a Washington, D.C. law firm held a number of senior positions in the federal government, and was also an officer in the U.S. Navy. Mr. Hamilton has served on the Board of Directors of Spectra Energy Corp. since 2007. He currently serves as the Audit Committee Chair of the Spectra Energy Board and is a member of its Corporate Governance Committee.

Michael J. Hennigan. Mr. Hennigan was elected as a director of SunCoke Energy, Inc. in June 2011. He was appointed President and Chief Operating Officer of Sunoco Logistics in July 2010. Mr. Hennigan was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in April 2010. He joined Sunoco Logistics as Vice President, Business Development in May 2009 where he served until July 2010. From October 2008 to May 2009, Mr. Hennigan served as Senior Vice President, Business Improvement of Sunoco, Inc. From February 2006 to October 2008, Mr. Hennigan served as Senior Vice President, Trading, Sales and Transportation. From March 2001 to February 2006, he served as Vice President, Product Trading, Sales and Supply.

Mr. Hennigan is an experienced senior-level corporate executive with knowledge of the refining industry, strategic planning, and business development. He joined Sunoco, Inc. in 1981. From 1992 to 2000, he served in various positions at Northwest Refining Wholesale Fuels Marketing and Supply, Northeast Refining, and Marcus Hook.

Brian P. MacDonald. Mr. MacDonald was elected as a director of SunCoke Energy, Inc. in December 2010. He was appointed as Senior Vice President and Chief Financial Officer, Sunoco, Inc., effective in August 2009. He was Chief Financial Officer of the Commercial Business Unit at Dell, Inc. from December 2008 until July 2009. He was Corporate Vice President and Treasurer of Dell, Inc. from December 2002 until January 2009. Mr. MacDonald was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in September 2009. He was also elected Vice President and Chief Financial Officer of Sunoco Partners LLC effective March 2010. Mr. MacDonald is a member of the board of directors of the Southeastern Pennsylvania Chapter of the American Red Cross.

Mr. MacDonald has extensive financial management experience and possesses financial expertise (as defined by the applicable rules of the SEC by virtue of his education and experience. By virtue of his experience, Mr. MacDonald also possesses senior-level corporate managerial experience, strategic planning and business development experience, and international experience (having led Dell's mergers and acquisitions organization and global treasury group with operations in the United States, Ireland and Singapore).

Charmian Uy. Ms. Uy was elected as a director of SunCoke Energy, Inc. in June 2011. She has served as Vice President and Treasurer, Sunoco, Inc. since November 2009. From August 2005 to October 2009, Ms. Uy was a Vice President at American Express. She held a variety of leadership roles within the treasury and corporate planning groups at American Express Co., which she joined in 2005. Before joining American Express, prior to 2005, Ms. Uy worked for General Motors Co. and GMAC, Inc. in various treasury roles in New York, Singapore, and Minneapolis.

Ms. Uy has extensive experience in treasury operations such as corporate banking activity, credit, debt, and equity capital markets, cash management, pension and benefits investments, acquisitions and restructuring, and project financing.

Dennis Zeleny. Mr. Zeleny was elected as a director of SunCoke Energy, Inc. in June 2011. He is Senior Vice President and Chief Human Resources Officer for Sunoco, Inc. and also serves as the Chief Human Resources Officer at Sunoco Logistics Partners L.P. Prior to joining Sunoco, Mr. Zeleny spent 17 years with PepsiCo Inc. and led human resources for Honeywell International, Inc., DuPont, Inc., and Caremark Rx, Inc. Mr. Zeleny is currently a member of the Board of Directors of Sunoco Logistics Partners L.P., the Human Resources Policy Association, and the Franklin Institute, and serves on the Board of Trustees for the Tower Hill School in Wilmington, Delaware. He is also a member of the Personnel Roundtable and has served on the advisory board of the University of Southern California's CEO Institute. Previously, he was appointed by a former President of the United States to serve on the White House Fellowship Commission.

Mr. Zeleny is an experienced senior level corporate executive, having managed global human resources and public affairs organizations for major companies. He is knowledgeable about human capital matters, including the areas of leadership development, organizational effectiveness, talent acquisition and assessment, and compensation and benefits for Fortune 500 corporations.

Michael J. Thomson. Mr. Thomson was appointed as President and Chief Operating Officer, SunCoke Energy, Inc., in December 2010. Since May 2008, he has been Senior Vice President, Sunoco, Inc., and President, SunCoke Technology and Development Corp. He was Vice President, Sunoco, Inc. and Executive Vice President, SunCoke Technology and Development Corp. from March 2007 to May 2008 and held the additional position of Chief Operating Officer of SunCoke Technology and Development Corp. from January 2008 to May 2008. He was President of PSEG Fossil LLC, a subsidiary of Public Service Enterprise Group Incorporated, from August 2003 to February 2007.

Denise R. Cade. Ms. Cade was appointed Senior Vice President and General Counsel of SunCoke Energy, Inc. in March 2011 and was elected Corporate Secretary of SunCoke Energy, Inc. in June 2011. Prior to that time, Ms. Cade was Assistant General Counsel and Corporate Secretary at PPG Industries (a coatings and specialty products company) from July 2009 until March 2011. Ms. Cade was Corporate Counsel, Securities and Finance at PPG from September 2007 until July 2009. Ms. Cade was also Assistant Corporate Secretary from February 2008 until July 2009. She was also PPG's Chief Mergers and Acquisition Counsel and General Counsel of the glass and fiber glass division from March 2005 until September 2007.

Matthew McGrath. Mr. McGrath was appointed Senior Vice President, Corporate Strategy and Business Development of SunCoke Energy in October 2008. Prior to joining SunCoke Energy, Mr. McGrath was President of PSEG Global LLC, a subsidiary of PSEG Energy Holdings (a diversified energy company) from February 2007 until September 2008 and was its Chief Operating Officer from 2003 until February 2007. In those roles, Mr. McGrath has worked on acquisitions, infrastructure development, joint ventures and portfolio management in the United States and abroad.

Mark Newman. Mr. Newman was appointed Senior Vice President and Chief Financial Officer of SunCoke Energy, Inc. in March 2011. From May 2008 until February 2011, Mr. Newman was Vice President, Remarketing, Ally Financial, Inc. (an automotive financial services company) and managing director of SmartAuction (Ally Financial's online used vehicle auction). Mr. Newman was GM North America Vice President & Chief Financial Officer and Vice Chairman, GMAC Bank, of GMAC Financial Services LLC from January 2007 until April 2008. He was GM North America Vice President and CFO of General Motors Corporation from February 2006 until December 2006 and was Assistant Treasurer and General Director of General Motors Corp. from August 2002 until January 2006. Mr. Newman was Vice President & CFO of Shanghai General Motors Ltd. from November 1999 until July 2002 and was Director, Investor Relations of General Motors Corp. from September 1998 until October 1999.

Michael S. White. Mr. White was appointed Senior Vice President, Operations of SunCoke Energy in July 2008. Prior to joining SunCoke Energy, Mr. White was Vice President, Manufacturing, Sunoco Chemicals (a business unit of Sunoco, Inc.) from July 2003 until July 2008. Mr. White worked for Lyondell-Equistar Chemicals from 1989 to 2003, where he held roles of increasing responsibility including Plant Manager, General Manager Manufacturing, and Vice President Health, Environment and Safety. From 1980 to 1989 he worked for Exxon in both the refining and chemicals businesses in various engineering roles.

James M. Mullins. Mr. Mullins was appointed Vice President, Coal Operations of SunCoke Energy, Inc. in November 2010. Mr. Mullins began working in the coal mining industry in 1973. From the spring of 2008 until November 2010, he served as a member of the West Virginia Board of Mine Appeals. From 2001 until his retirement in June 2007, Mr. Mullins served as division president of Mingo Logan Coal Company, a subsidiary of Arch Coal, Inc., where he served in a number of management positions from 1990 until his retirement.

Fay West. Ms. West was appointed as Vice President and Controller of SunCoke Energy, Inc. in February 2011. Prior to joining us, she was Assistant Controller at United Continental Holdings, Inc. from April 2010 to January 2011. She was Vice President, Accounting and Financial Reporting for PepsiAmericas, Inc. from December 2005 through March 2010.

Composition of our Board of Directors

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock, Sunoco will be able to elect all of the members of our board of directors. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors. Accordingly, so long as Sunoco owns 50 percent or more of our common stock, a majority of our board of directors will be Sunoco designees. We also have agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power.

Upon the closing of this offering, and prior to the distribution, Sunoco will continue to control a majority of our voting common stock. As a result, we will be a "controlled company" within the meaning of the NYSE corporate governance standards, and accordingly, we will elect to be exempt from its requirement to have a majority of independent directors and to have nominating/governance and compensation committees consisting entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. As a result, we will be required to have at least one independent member of our audit committee upon the closing of the offering, a majority of independent directors on our audit committee within 90 days of the offering, and a fully independent audit committee within one year of the offering. We will also not be required to have an annual performance evaluation of the nominating/governance and compensation committees.

If Sunoco completes the distribution of all of its remaining equity interest in us to the Sunoco shareholders, we will no longer be a "controlled company" within the meaning of the NYSE corporate governance standards. In accordance with the applicable NYSE rules, once we cease to be a "controlled company," our board of directors will be required to have at least one independent director on each of the compensation and nominating/governance committees, and within three months of ceasing to be a "controlled company," these committees must each have a majority of independent directors. In addition, within 12 months of ceasing to be a "controlled company," a majority of our board of directors must be independent directors.

Upon completion of this offering, our board of directors will be comprised of 9 directors and divided into three classes. Commencing with the annual meeting of stockholders to be held in 2012, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Our classified board could have the effect of increasing the length

of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

Our board of directors will establish three committees: an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee. The audit committee is composed of Messers. Darnall, Hamilton, Henderson and MacDonald, and is chaired by Mr. Bledsoe. The board or directors has determined that Messrs. Bledsoe, Darnall and Hamilton are independent directors for purposes of serving on an audit committee under applicable SEC and NYSE requirements. Within 90 days of the closing of the offering, we intend to have a majority of independent directors serving on the audit committee, and within one year of the closing of the offering, all of the members of our audit committee will be independent directors. This committee will assist our board of directors in fulfilling its responsibility to stockholders, the investment community and governmental agencies that regulate our activities in its oversight of: (1) the annual appointment of our auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, (2) the accounting principles we use in financial reporting, (3) internal auditing procedures, (4) compliance with legal and regulatory requirements and (5) the adequacy of our internal control procedures. The audit committee will also discuss policies with respect to risk assessment and risk management, and it may study or investigate any matter of interest or concern that the committee determines is appropriate and may retain outside legal, accounting or other advisors for this purpose.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at *www.suncoke.com* upon completion of this offering.

Compensation Committee. The compensation committee is composed of Mr. Bledsoe, Ms. Fox, Mr. MacDonald and Mr. Zeleny, and is chaired by Mr. Hamilton. This committee will: (1) review and approve the compensation and benefits for our employees, directors and consultants, (2) administer our employee benefit plans, (3) authorize and ratify stock option grants and other incentive arrangements and (4) authorize employment and related agreements. Following the offering, we intend to avail ourselves of the "controlled company" exception under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. If the distribution occurs, we will no longer be considered a "controlled company" and our board will accordingly appoint independent directors to our compensation committee in accordance with the NYSE rules.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at *www.suncoke.com* upon completion of this offering.

Nominating and Governance Committee. The nominating and governance committee is composed of Ms. Fox, Mr. Henderson, and Mr. Hennigan, and is chaired by Mr. Darnall. This committee will (1) recommend to our board of directors the director nominees for the next annual meeting of shareholders, director nominees for each committee of the board of directors, and corporate governance guidelines, and (2) lead our board of directors in its annual review of the board's and management's performance. Following the offering, we intend to avail ourselves of the "controlled company" exception under the NYSE rules which exempts us from the requirement that we have a nominating and governance committee composed entirely of independent directors. If the distribution occurs, we will no longer be considered a "controlled company" and our board will accordingly appoint independent directors to our nominating and governance committee in accordance with the NYSE rules.

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock and elects all of the members of our board of directors, the board of directors elected by Sunoco will have the power to select all of the members of our audit, compensation and other committees. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee. We have also agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the SEC and NYSE, at least one member of each committee of our board of directors.

Our board of directors will adopt a written charter for our nominating and governance committee, which will be available on our corporate website at *www.suncoke.com* upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

In our fiscal year ended December 31, 2010, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Sunoco.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis, or CD&A, describes the material elements of the 2010 compensation and benefits programs for our named executive officers, or NEOs, as well as our anticipated compensation programs for the NEOs following this offering. Prior to this offering, we have been wholly owned by Sunoco. The Compensation Committee of Sunoco's board of directors, or the Sunoco Committee, approved the compensation arrangements for Mr. Henderson and Mr. Thomson. Sunoco's Senior Vice President and Chief Human Resources Officer, in consultation with Sunoco's Chief Executive Officer, approved the compensation arrangements for Mr. White. And, as further described below, Mr. Thomson made the compensation decisions for our other NEOs.

Our NEOs for 2010, which consist of those executive officers who appear in the Summary Compensation Table, were (1) Frederick Henderson, our Chairman and Chief Executive Officer and Senior Vice President, Sunoco, (2) Martin Titus, who was in 2010 our Vice President, Finance and Administration, (3) Michael Thomson, our President and Chief Operating Officer and Senior Vice President, Sunoco, (4) Matthew McGrath, our Senior Vice President, Corporate Strategy and Business Development and (5) Michael White, our Senior Vice President, Operations.

Introduction

The CD&A describes the compensation programs for senior executives of each of Sunoco and SunCoke and how they were designed and operated with respect to SunCoke's NEOs in 2010. The CD&A first describes Sunoco's executive compensation philosophy and how Sunoco designed its compensation program as it relates to its executives, including Messrs. Henderson, Thomson and White (except with respect to Mr. White's annual bonus as he participated in the SunCoke annual bonus in 2010). We then disclose our compensation philosophy and how the compensation decisions were made for Messrs. Titus and McGrath, the NEOs who participated in SunCoke's compensation and benefits programs in 2010.

Sunoco Compensation Philosophy

The principles of Sunoco's 2010 compensation strategy are tied to driving shareholder value over the long-term and are as follows:

- Leadership should be rewarded only when the interests of the shareholders are advanced;

- Sunoco is operating in a difficult industry sector and economic cycle and goals should reflect this environment and value realized should reflect these challenges;

- The compensation program should be transparent to participants and shareholders and focused on Sunoco's key objectives; and

- The compensation program should incorporate the opportunity to differentiate individuals based on performance.

Sunoco's 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives which were aligned with Sunoco's business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with Sunoco performance in certain key areas such as income, key Sunoco strategic milestones, return on capital employed, and total shareholder return. Sunoco believes these metrics are aligned with driving long-term shareholder value. Sunoco's compensation program focuses executives on "exceeding the competition" by including some objectives/measurements based on performance relative to peer companies. Sunoco also aligned executive compensation with the interests of Sunoco's shareholders by providing stock incentives and requiring executives to hold significant amounts of stock through Sunoco's stock ownership guidelines.

The Sunoco compensation programs targeted a compensation package (base salary and annual and long-term incentives, i.e., total direct compensation) that at the time of approval and grant was generally targeted at

the competitive median of the Sunoco Market Data. A definition of Sunoco Market Data and a description of the compensation methodology used by Sunoco are described below. Actual realized compensation could be significantly higher or lower than the competitive median based on Sunoco's actual performance as well as changes in Sunoco's share price.

SunCoke Compensation Philosophy

In 2010, Mr. Thomson had responsibility for SunCoke's executive compensation program. SunCoke's compensation program rewards employees through a combined and balanced focus on financial and individual performance and provides significant opportunity through rewards that encourage a high performing culture. SunCoke's compensation program is designed to ensure that SunCoke can attract and retain the talent required to deliver the highest quality coke and coal through superior technology in an environmentally sound manner and motivate employees to achieve and sustain superior organizational performance. Compensation for Messrs. Titus and McGrath, includes competitive pay and benefits, as well as non-traditional rewards such as development and career advancement opportunities based on performance.

SunCoke's 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives that were aligned with SunCoke's business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with SunCoke performance in certain key areas such as net income, return on capital employed, plant reliability and health, environment and safety, or HES. The program targeted a compensation package (base salary and performance-based annual and long-term incentives, i.e., total direct compensation) that was at the 50th percentile of the SunCoke Survey Data. A definition of SunCoke Survey Data and a description of the compensation methodology used by SunCoke are described below. Actual realized compensation could be significantly higher or lower than the 50th percentile of the SunCoke Survey Data as a result of SunCoke's actual performance.

Elements/Components of Compensation Programs for 2010

Elements/Components of Sunoco's 2010 Compensation Programs

The following section explains in detail the elements and rationale for the compensation paid to Sunoco executives, including Messrs. Henderson, Thomson and White, in 2010. Sunoco targeted Mr. Thomson's total direct compensation at the median (50th percentile) of the General Industry Survey data (as defined under "—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process) for companies with revenue of approximately $1 billion. Mr. Thomson's actual total direct compensation for 2010 was approximately 125 percent of the median of the General Industry Survey data. His total direct compensation was outside the targeted range because, as discussed in the disclosure relating to the Sunoco Senior Executive Incentive Plan, Sunoco achieved company performance of 165 percent of target under the Sunoco Senior Executive Incentive Plan and Mr. Thomson's individual performance in 2010, as further described below, was considered strong. In setting Mr. White's total direct compensation, Sunoco reviewed the Sunoco Market Data (which includes all of the surveys and databases described under "—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process") and generally targeted the median, but Sunoco did not specifically benchmark Mr. White's position. Mr. Henderson's compensation for 2010 is set forth in his letter agreement described under "—SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements."

> *Base Salary.* Base salary is the only fixed portion of Messrs. Henderson's, Thomson's and White's total direct compensation. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. Mr. Henderson's base salary is set forth in his letter agreement. The base salaries of Messrs. Thomson and White are reviewed on an annual basis, as well as at the time of promotion and other changes in responsibilities. For 2010, due to the challenging environment and Sunoco performance, the Sunoco Committee, based on the Sunoco CEO's recommendation, agreed to not increase the base salaries

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of senior executive officers of Sunoco, including Mr. Thomson. Mr. White's base salary for 2010 was also maintained at the same level as in 2009 as was the case for most other Sunoco salaried staff.

Annual Incentive. Sunoco's Senior Executive Incentive Plan, or SEIP, which was approved by Sunoco's shareholders in 2010, is an umbrella, performance-based annual cash incentive plan designed to promote the achievement of Sunoco's short-term business objectives by providing competitive incentive opportunities to the senior executives who could significantly impact Sunoco performance. Messrs. Henderson and Thomson were the only SunCoke NEOs to participate in the 2010 plan. Under the plan, the maximum pool available for annual incentives was 3 percent of Adjusted EBITDA. In 2010, the Sunoco Committee used negative discretion to pay awards that were less than 3 percent of Adjusted EBITDA. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments; retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

For 2010, the Sunoco Committee based the annual incentive program on Pretax Operating Income, or OI, which was weighted at 60 percent, and five Sunoco-related strategic milestones which were directly tied to the successful implementation of Sunoco's new strategic plan and which were weighted at 40 percent. These goals were selected because they were deemed to be important for Sunoco's short-term success and future sustainability. OI is not based on GAAP and the five strategic milestones are not GAAP metrics. The Sunoco Committee added a "stock price gate" to the performance goals, which required that if the Sunoco stock price at year-end 2010 was less than the average of the closing prices of the last ten days of 2009 ($25.70), the aggregate payouts would be limited to 120 percent of the target regardless of OI, unless value was distributed to shareholders another way. If Sunoco achieved the stock price gate, the maximum opportunity would be up to 300 percent of target. The "stock price gate" was added in 2010 because the Sunoco Committee believed that leadership should be rewarded only when the interests of the shareholders were advanced.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

- Performance relative to Sunoco's targeted OI (weighted 60 percent):

Pretax OI	Applicable OI Performance Factor Range
> $351 million	175% - 200%
$201 - $350 million	125% - 175%
$76 - $200 million	75% - 125%
$0 - $75 million	50% -75%
< $0 million	0% - 50%

Results between the above points are calculated through straight-line interpolation. The performance score for this measure cannot exceed 200 percent. Sunoco used a range of payouts for each performance level to provide the Sunoco Committee with the opportunity to make a holistic assessment of Sunoco's performance and consider, on a retrospective basis, the difficulty in achieving the performance.

- Sunoco's performance related to five strategic milestones (aggregate weighted 40 percent):

Strategic Milestones	Weighting
Targeted operating expense reduction	10%
Refining and Supply margin capture	12%
Procurement savings	10%
New York ethanol plant start up (on time and on budget)	4%
SunCoke plant reliability	4%

Before the payout of the annual incentive, if any, the Sunoco Committee reviewed the year-end results and the performance data with management and with the compensation consultant (Semler Brossy Consulting Group, LLC, the Sunoco Committee's independent compensation consultant), and determined the extent to which these goals were achieved and the payment amount within the applicable range based on various key factors (e.g., degree of difficulty in achieving the results).

The individual annual incentives under the SEIP are determined by multiplying the participant's base salary by the participant's incentive guideline percentage by the payout percentage, if any. Mr. Henderson has a target guideline incentive equal to 110 percent of his base salary (as set forth in his letter agreement), prorated to reflect the portion of 2010 that he was employed by Sunoco. Mr. Thomson has a target guideline incentive equal to 65 percent of his base salary, which is slightly below the median (50th percentile) of the General Industry Survey data; however, Mr. Thomson's responsibility and internal equity issues have also been taken into consideration.

2010 was a challenging year with difficult market conditions. However, these circumstances were in part offset by the implementation of the new business strategy by the senior management team and substantial savings in the procurement area. These accomplishments (including a $494 million turnaround in pre tax earnings, excluding discontinued operations, in Sunoco's Refining and Supply business and a move from negative to positive earnings in Sunoco's Chemicals business) strengthened Sunoco's competitiveness and helped make 2010 a significant improvement over 2009 despite the challenges presented by the marketplace. The closing stock price at year-end 2010 was $40.31, which exceeded the stock price gate, and represented a total stock price appreciation of approximately 54 percent from year-end 2009 to year-end 2010. Sunoco reported after-tax earnings of $234 million for 2010 versus a loss of $329 million for 2009, an increase of over 170 percent. Sunoco's 2010 OI for the SEIP (weighted 60 percent) was $390 million. This OI result led to an OI performance factor range of 175 percent to 200 percent. The Sunoco Committee approved a performance factor under the SEIP of 180 percent due to the strategic actions accomplished by management in 2010, as described above. With regard to the Strategic Milestones in the SEIP (weighted 40 percent), the results were as follows:

Strategic Milestones	Weighting	Target	Result
Targeted operation expense reduction	10%	11% Reduction	12% Reduction
Refining and Supply margin capture	12%	90%	87.5%
Procurement savings	10%	$40 million	$56 million
Fulton, New York Ethanol Plant start up (on time and on budget)	4%	On time and on budget	Early and below budget
SunCoke plant reliability	4%	97.7%	97.8%

Based on the foregoing, total Sunoco performance against the 2010 annual incentive company goals was 165 percent. Mr. Henderson's SEIP payout was 177 percent and Mr. Thomson's SEIP payout was 201 percent, in each case the increase from Sunoco performance was as a result of individual performance.

In determining the final bonus for each of Messrs. Henderson and Thomson, the Sunoco Committee considered the following aspects of individual performance during 2010:

Mr. Henderson

- In conjunction with Sunoco management, provided leadership in preparation for debt and equity offerings and numerous other regulatory and legal matters;

- Recruited a new SunCoke management team including a chief financial officer, general counsel, chief human resources officer and communication and technology leaders to position SunCoke for separation from Sunoco;

- Led negotiations and ultimate settlement of SunCoke litigation with ArcelorMittal, helping to provide clarity for the future business plan;

- Significantly rejuvenated international business development activities, made progress towards construction of the next plant in the United States and identified new opportunities for the coal mining operations, including the acquisition of a coal mining business; and

- Launched several new technology initiatives designed to create or enhance SunCoke's competitive advantage in cokemaking relating to environmental controls, coal blending, stamp charging and plant turndown capability.

Mr. Thomson

- Led the team in developing an innovative solution for improving environmental reliability and redundancy at the Haverhill and Granite City cokemaking facilities to improve environmental performance;

- Played a key role during the business headquarters relocation search and transition process, including management of all staffing matters;

- Provided leadership and guidance to the SunCoke management team regarding all ongoing operations, including the transitioning of a new chief executive officer of SunCoke;

- Provided direction and support for the manufacturing and operations organizations, resulting in process standardization and historical best safety performance in coke plant operation; and

- Implemented a disciplined engineering process to upgrade plant design configuration and engineering processes, improving ongoing and future reliability and also recruited new executives for technology, capital projects/engineering and commercial activities.

Mr. Henderson's annual incentive is determined by multiplying his base salary ($925,000) by his incentive guideline percentage (110 percent) by the payout percentage (177 percent), with such amount prorated based on his September 1, 2010 start date with Sunoco, resulting in a payment of $600,000. Mr. Thomson's annual incentive is determined by multiplying his base salary ($458,349) by his incentive guideline percentage (65 percent) by the payout percentage (201 percent), resulting in a payment of $600,000. Based on actual performance during 2010, Mr. Thomson's annual incentive payment was approximately 196 percent of the General Industry Survey data, which is outside the targeted range because Sunoco achieved company performance of 165 percent of target under the SEIP and Mr. Thomson's strong individual performance, as more comprehensively described above.

In 2010, Mr. White participated in SunCoke's Annual Bonus Incentive Plan (as described under "Elements/ Components of SunCoke's 2010 Compensation Program—SunCoke Annual Incentive").

The annual incentives that were earned for 2010 are included in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation."

Sunoco Long-Term Incentive Awards. For 2010, awards were granted to Mr. Thomson and Mr. White under the Sunoco Long-Term Performance Enhancement Plan II, or LTPEP II. The purposes of the long-term incentive awards are: to align the executives' compensation with the interests of shareholders by creating a direct linkage between the participants' rewards and shareholders' gains; provide management with the ability to increase equity ownership in Sunoco; provide competitive compensation opportunities that can be realized through attainment of performance goals; and provide an incentive to attract and retain executives.

Sunoco's long-term compensation program consists of a mix of stock options and common stock units, or CSUs. Each year, the Sunoco Committee evaluates the appropriate value mix of stock options and CSUs, and reviews data from the peer companies and other oil companies regarding typical long-term incentive mix. For

2010, the Sunoco Committee added restricted (retention-based) common stock units that vest over time, or RCSUs, to the previous mix of long-term incentive awards. In 2010, the mix of long-term incentive awards consisted of:

- Stock options: 30 percent;

- Performance CSUs (PCSU): 30 percent;

- Restricted CSUs (RCSU): 40 percent.

In 2010, the mix of long-term incentive awards balanced the current need for performance-based long-term incentive and retention-focused equity in view of the fact that most of the senior management team have been with Sunoco for less than two years and retention of this new team is key to accomplishing Sunoco's new business strategy. The addition of RCSUs is consistent with current practices at many of Sunoco's peers and the broader market.

The Sunoco Committee reviews and approves all long-term incentive awards. The long-term compensation for Mr. Thomson was targeted at slightly above the 50th percentile of the General Industry Survey data for companies with revenue of approximately $1 billion and for Mr. White was generally targeted at the median of the Sunoco Market Data, but Sunoco did not specifically benchmark Mr. White's position. The value of the stock options and CSUs that was awarded was converted to specific equity grants as follows:

- The target value of stock options was determined by using the binomial option pricing model.

- The number of CSUs was determined by dividing the value by the closing price of Sunoco common stock on the date of grant.

Additional information about the awards made during 2010 is included in the Grants of Plan-Based Awards in 2010 table.

Sunoco Stock Options. Stock options are designed to provide long-term equity-based compensation tied to future appreciation of Sunoco's common stock price. The exercise price for these grants was equal to the closing price of a share of Sunoco common stock on the grant date. The Sunoco Committee approved a vesting schedule of three years, with the stock options vesting and becoming exercisable annually in three equal installments, beginning on the first anniversary of the date of grant. Options have a term of ten years from the date of grant. Sunoco's equity incentive plan prohibits the repricing of out-of-the-money stock options and does not provide for reload options.

Sunoco Performance-Based Common Stock Units. PCSUs provide intermediate-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010, the Sunoco Committee approved two performance goals both measured over a three-year period—total shareholder return, or TSR, (weighted 60 percent), and Return on Capital Employed, or ROCE (weighted 40 percent)—both as measured against the performance peer companies. The peer companies for the 2010 PCSUs were: Frontier Oil, Hess, Holly Oil, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining. Frontier Oil, Holly Oil, Tesoro, Valero and Western Refining are independent refining companies, similar to Sunoco in 2010. Hess, Marathon Oil and Murphy Oil are integrated oil companies.

Total Shareholder Return, or TSR, a measure of investment performance that is not a financial statement performance measure, was selected because of its importance to shareholders. Sunoco TSR measured against the peer companies reflects how Sunoco's stock performed during a specific interval in generating returns to the shareholders versus returns generated by peer companies. ROCE was selected due to the asset-intensive nature of Sunoco's business and the need to efficiently use capital. ROCE kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE is calculated by taking operating income after tax plus after-tax interest expense and

dividing it by capital employed (total debt plus shareholders' equity). Similar adjustments for extraordinary/special items were made to the net income of Sunoco's peer companies to compute their respective amounts of operating income after tax used in calculating ROCE. Both ROCE and TSR are non-GAAP metrics. The Sunoco Committee determined that the maximum payout for the 2010 PCSU awards would be 150 percent. The actual payout of these awards may range from 0 percent to 150 percent based on actual results. The performance goals approved by the Sunoco Committee for these performance-based CSUs awarded were the following:

- TSR measured relative to the peer group (60 percent weighting):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

- ROCE measured relative to the peer group (40 percent weighting):

Sunoco ROCE Percentile Rank	Payout Factor
90th	200%
75th	150%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

The performance goals were designed with the intent that executives would only be rewarded with above-median levels of compensation when Sunoco's TSR and ROCE exceed the median of the performance peer group. The value realized from PCSU awards will be affected by any changes in Sunoco's stock price between the date of grant and the payment date. To the extent that these PCSUs are earned, they will be paid out in shares of Sunoco common stock, together with related dividends equivalents which are equal to the cash dividends that would have been paid to a holder of shares of Sunoco common stock during the performance period based on the number of PCSUs earned. Both the number of shares earned, if any, and the dividend equivalents, if any, will be paid at the end of the performance period.

Payment of Sunoco Performance-Based CSUs awarded in December 2007. In December 2007, the Committee granted PCSU awards with a three-year performance period from 2008 through 2010. The performance goals that were approved in 2007 for these awards were two equally weighted performance goals, both relative to the performance peer companies.

- TSR measured relative to the peer companies (weighted 50 percent):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

- EPS growth measured relative to the peer companies (weighted 50 percent):

Sunoco EPS Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

With regard to the two performance measures, the payment factor for performance between percentile ranks was determined based on straight-line interpolation.

The peer group for the 2007 PCSU awards consisted of: ConocoPhillips, Frontier, Hess, Marathon Oil, Murphy Oil, Tesoro and Valero. Lyondell had been removed from the group due to its merger with Basell Industries in 2008. Total shareholder return for the performance period was 38.6 percent, and the EPS growth was 59.6 percent. As a result, the 2007 PCSUs paid out at 85.2 percent. For Mr. Thomson, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $403,074 and the actual value of the payout in early 2011 (including dividends) was $239,637 and for Mr. White, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $94,051 and the actual value of the payout in early 2011 (including dividends) was $53,611.

Sunoco Restricted (Retention-Based) Common Stock Units: The 2010 RCSUs provide intermediate-term incentive compensation that was designed to pay out only if the executive is employed by Sunoco at the end of the RCSUs' three-year vesting period. While there is no performance component, the appreciation or depreciation of Sunoco common stock does impact the value of the award that is realized upon completion of the three-year vesting period.

Pursuant to the terms of Mr. Henderson's letter agreement, he was not granted a long-term incentive award by Sunoco or SunCoke in 2010. As more fully described under "—SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements," Mr. Henderson's letter agreement provides that he will be granted SunCoke equity awards following this offering.

Sunoco Retirement Benefits. Effective June 30, 2010, Sunoco froze pension benefits for most salaried and many non-union employees. This freeze applies to Messrs. Thomson and White. During 2010, Messrs. Thomson and White participated in two plans that provide for defined retirement benefits: the Sunoco, Inc. Retirement Plan, or SCIRP, (a qualified plan under which benefits are subject to IRS limits for pay and amount) and the Pension Restoration Plan (a nonqualified, unfunded plan that provides retirement benefits that would otherwise be provided under SCIRP except for IRS limits). Those executives hired on or after January 1, 1987, including Messrs. Thomson and White, participate in a "cash balance" formula, which provides a benefit based on "career pay" rather than "final average pay." Mr. Thomson also participated in the Sunoco, Inc. Executive Retirement Plan, or SERP (a nonqualified, unfunded plan available to Sunoco's senior executives which may provide to certain eligible executives supplemental pension benefits over and above a Sunoco senior executive's benefits under SCIRP and the Pension Restoration Plan). Mr. Thomson's benefits under the SERP are offset by benefits provided under SCIRP and the Pension Restoration Plan. All of the retirement benefits relating to Messrs. Thomson's and White's service to Sunoco prior to this offering will continue to be Sunoco's liability. Mr. Henderson does not participate in any of the plans described in this paragraph.

Sunoco Perquisites. Sunoco perquisites are reviewed each year by the Sunoco Committee. Any perquisites that are outside Sunoco's policies must be pre-approved by the Sunoco Committee. Mr. Thomson used SunCoke's corporate country club membership in 2010, however, such use was generally for corporate purposes. Mr. Thomson's personal use of SunCoke's corporate country club membership in 2010 had a value of $739. Messrs. Henderson and White did not receive perquisites from Sunoco or SunCoke in 2010.

Other Sunoco Benefits

Sunoco offers Messrs. Henderson, Thomson, and White a competitive benefits package that is generally the same benefits package and on the same terms as other eligible Sunoco employees. The benefits package includes a savings program as well as medical and dental benefits (including "flexible spending accounts"), disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

Sunoco Savings Plans. All employees of Sunoco, Inc. and participating subsidiaries and affiliates (which does not include SunCoke), including Messrs. Henderson, Thomson and White, have the opportunity to participate in the Sunoco, Inc. Capital Accumulation Plan, or SunCAP, Sunoco's 401(k) plan, which is a qualified defined contribution plan designed to help participating employees accumulate funds for retirement. After one year of service with Sunoco, Sunoco matches up to five percent of base pay contributed to SunCAP dollar-for-dollar for all employees. Effective July 1, 2010, for all employees with at least one year of service, Sunoco may make a discretionary profit sharing contribution of up to three percent of base pay. Messrs. Thomson and White also participate in the Sunoco, Inc. Savings Restoration Plan, a nonqualified deferred compensation plan that is made available to employees who participate in SunCAP and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to IRS limits. Under the Savings Restoration Plan, the participant may contribute to an account an amount in excess of the applicable IRS limits up to five percent of base salary. Matching contributions (and profit sharing contributions beginning July 1, 2010) by Sunoco are credited to Messrs. Thomson's and White's accounts to the extent that they would otherwise be made under SunCAP (up to a maximum of five percent of base salary in the case of matching contributions, and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). Mr. Henderson was eligible to participate in SunCAP in 2010, but was not eligible for the matching contributions because he had been employed by Sunoco for less than one year. Mr. Henderson was not eligible to participate in the Savings Restoration Plan in 2010.

Sunoco Severance and Change in Control Benefits. Every Sunoco executive, including Messrs. Henderson, Thomson and White, is an employee at will. Sunoco may terminate employment at any time, with or without notice, and with or without cause. Mr. Thomson and Mr. White are eligible to participate in the Sunoco, Inc. Executive Involuntary Severance Plan, or the Involuntary Severance Plan, which are maintained by Sunoco for the purpose of providing severance to Sunoco executives whose employment is terminated by Sunoco other than for cause, death or disability. In addition, Mr. Thomson and Mr. White are eligible to participate in the Sunoco, Inc. Special Executive Severance Plan, or the CIC Plan, which is maintained for the purpose of providing severance to executives whose employment is terminated by Sunoco other than for cause, death or disability, or if the executive resigns for good reason in connection with or two years following a change in control of Sunoco. Mr. Henderson does not participate in these plans as he is eligible for severance benefits upon certain terminations of employment pursuant to the terms of his letter agreement (as described under "—SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements"). Sunoco believes that severance protections can play a role in attracting and retaining key executives, including Messrs. Henderson, Thomson and White, particularly in light of the fact that there has been considerable consolidation in the energy industry in recent years. The CIC Plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel.

With regard to a change in control, excess parachute payments are subjected to an excise tax payable by the recipient under Sections 280G and 4999 of the Internal Revenue Code, which also disallows the deduction by Sunoco of certain payments made to "disqualified individuals" that are contingent on a change in control. Because the excise tax can discriminate against long serving executives, executives who retain stock options and executives who defer compensation, Sunoco and the Sunoco Committee believed that the provision of an excise tax gross-up in the CIC Plan was appropriate. In some cases, actual severance payments will be reduced to eliminate/reduce Sunoco's cost of the gross-up. Executives who join Sunoco after November 25, 2008 and who

are eligible to participate in the CIC Plan, are not entitled to the 280G excise tax gross-up provided under the CIC Plan. Executives who were entitled to receive the 280G excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White, were "grandfathered".

The Sunoco Compensation Process

A description of the compensation that Sunoco pays its executives, including Messrs. Henderson, Thomson and White, and why it pays that compensation is described above. The following information describes the methodology and process, together with the advisors that are used in determining the compensation that is paid (*i.e.*, how the compensation process works).

Sunoco Compensation Methodology and Process

Sunoco Compensation Committee. The Sunoco Committee has responsibility for providing oversight of Sunoco's executive compensation program. A complete description of the Sunoco Committee's authority and responsibility is set forth in its Charter, which is available on Sunoco's website at *www.SunocoInc.com* and is available in print upon request.

Sunoco External Advisors and Internal Support. Since 2007, the Committee has directly engaged Semler Brossy as its independent compensation consultant. A representative from Semler Brossy attends all regularly scheduled Sunoco Committee meetings. Since 2009, management has engaged Compensation Advisory Partners to assist management with the review, analysis and design options for Sunoco's compensation program, some of which may be presented to the Sunoco Committee. Towers Watson, a compensation consultant, provides comparative executive compensation data with regard to the senior leadership team (including Sunoco's CEO) for review by the Sunoco Committee. Towers Watson also provides competitive data for management, some of which may be presented to the Sunoco Committee for review. Semler Brossy provides a separate, independent review of Compensation Advisory Partners' and Towers Watson's information for the Sunoco Committee. In 2010, Sunoco's Senior Vice President and Chief Human Resources Officer (who is management's liaison to the Sunoco Committee), the Vice President, Compensation & Benefits and the Chief Governance Officer provided additional counsel, data and analysis as requested by the Sunoco Committee. The Sunoco CEO is not a member of the Sunoco Committee, but she does attend Sunoco Committee meetings. She makes recommendations on the compensation of the other members of the senior leadership team. However, she is not in attendance when the Sunoco Committee makes decisions with regard to her compensation. The Sunoco CEO has input with regard to the setting of the goals or performance criteria for the incentive plans; however, the Sunoco Committee, with the assistance and input of Semler Brossy, ultimately makes all final decisions with regard to setting goals or performance criteria.

Sunoco Comparator Group. Semler Brossy provides the Sunoco Committee with information on compensation trends and, with management, annually reviews relevant Sunoco Market Data and alternatives for the Sunoco Committee to consider when setting target compensation levels. The Sunoco Market Data is acquired from Towers Watson. Semler Brossy also provides information concerning practices of Sunoco's Peer Companies, other oil companies and companies in general industry in order to assure that Sunoco's programs are market-competitive, and to determine target compensation. The peer companies selected for Sunoco's 2010 performance-based compensation consisted of Frontier Oil, Hess, Holly, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining, and we refer to these companies as the Peer Companies.

For compensation purposes, because Sunoco and the Sunoco Committee believe that Sunoco's direct competition for executive talent is broader than the Peer Companies, the Sunoco Committee generally reviews compensation practices of other companies in the oil industry and general industry (adjusted for relative revenues) (collectively, the "Sunoco Market Data"). The oil industry and general industry data are obtained from the following surveys:

- Towers Watson's 2009 Oil Industry Group Job Match Survey (which includes twelve companies, including some of Sunoco's Peer Companies: Anadarko Petroleum, British Petroleum, Chevron,

ConocoPhillips, Devon Energy, ExxonMobil, Hess, Marathon Oil, Occidental Petroleum, Shell Oil, Tesoro and Valero Energy), which was adjusted for asset size and complexity;

- Towers Watson's Fortune 100 Executive Compensation Database, a market reference point developed from the General Industry Database below (which includes 40 non-financial companies, including Abbott Laboratories, Alcoa, AT&T, Best Buy, Boeing, Cardinal Health, Caterpillar, CHS, Coca-Cola Enterprises, CVS Caremark, Dow Chemical, DuPont, Ford, General Dynamics, General Electric, General Motors, Hess, Honeywell, Humana, IBM, Intel, International Paper, Johnson Controls, Johnson & Johnson, Lockheed Martin, McKesson, Medco Health Solutions, Microsoft, Motorola, PepsiCo, Pfizer, Sprint Nextel, Target, 3M, Time Warner, UnitedHealth, United Technologies, Valero Energy, Verizon, and Walt Disney); and

- Towers Watson's General Industry Executive Compensation Database (which included data from approximately 430 companies in the survey used in 2009 and approximately 345 companies in the survey used in 2010, including from the following industry groups: aerospace/defense; agribusiness/agriculture; automotive and transportation vehicles; chemicals and gases; computer hardware and office equipment; consumer products (durable); consumer products (non-durable); electronic, electrical and scientific equipment components; food and beverage producers and processors; forestry and paper products; industrial manufacturing; metals and mining; oil and gas exploration and production; oil sands; pharmaceutical and biotechnology; retail (food and drug); retail (general); semiconductors; software products and services; technology, hardware, software and services; telecommunications products and services; and transportation), which we refer to as the General Industry Survey. Sunoco is not provided with the identity of the specific component companies that are used for the General Industry Survey data.

Sunoco Market Analysis. The Sunoco Committee reviews the compensation data for each position in Sunoco's senior leadership team, including Mr. Thomson, compared to the compensation of executives in similar positions with similar responsibility levels in the Sunoco Market Data by pay type (including base salary, annual incentive and long-term incentives, i.e., total direct compensation). In its review of the 2010 compensation of Mr. Thomson, the Sunoco Committee reviewed the compensation practices of the companies in the general industry comparator group and in reviewing the 2010 compensation for Mr. White, Sunoco's Senior Vice President and Chief Human Resources Officer considered the compensation practices identified in the Sunoco Market Data. Mr. Henderson's compensation for 2010 is set forth in his letter agreement (as described under "—SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements").

Sunoco Risk Review. A Sunoco management committee (consisting of representatives of Sunoco's human resources, finance, legal and internal audit groups) was established in 2010 to enhance Sunoco's focus on compensation risk. This group conducted an assessment of potential risks and risk mitigation techniques for the proposed metrics for Sunoco's 2011 executive and employee annual incentive plans and performance-based common stock units. The Sunoco management committee also performs an annual compensation risk assessment of all the non-executive compensation plans, at both the parent and subsidiary levels (excluding Sunoco Logistics Partners L.P.), including our company. The results of the Sunoco management committee's findings are reviewed with the Sunoco Committee. In addition, the Sunoco Committee receives periodic updates from management regarding metric performance throughout the year.

Other Sunoco Compensation Information

Tax Consequences. The following describes certain tax treatments that have an impact on or relate to the compensation philosophy or relate to certain forms of compensation.

- *Tax Deductibility of Compensation.* During 2010, none of the compensation paid to SunCoke's NEOs was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Internal Revenue Code. This is because SunCoke's NEOs were not among the executives of Sunoco who were subject to Section 162(m).

- *Deferred Compensation.* All of Sunoco's and SunCoke's nonqualified deferred compensation plans (including the Sunoco, Inc. Executive Retirement Plan and the Pension Restoration Plan) have been amended to comply with the requirements of Section 409A of the Internal Revenue Code and the guidance and regulations promulgated under that section. A more detailed discussion of Sunoco's nonqualified deferred compensation arrangements is provided under "—Nonqualified Deferred Compensation in 2010."

Elements/Components of SunCoke's 2010 Compensation Programs

The following explains the elements of and rationale for the compensation paid to Mr. Titus and Mr. McGrath in 2010, each of whom had target total direct compensation at the 50th percentile of a blend (simple average) of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion gathered by Towers Watson ("SunCoke Survey Data"). The SunCoke Survey Data provides information based on a blend of proprietary surveys and the component companies are not identified. Actual total direct compensation for Mr. Titus and Mr. McGrath for 2010 was approximately 120 percent of the median of the SunCoke Survey Data. Mr. Titus' total direct compensation exceeded the targeted range as a result of the sign-on bonus that Mr. Titus was paid in connection with his hiring in order to compensate him for forfeiting compensation from a prior employer. Mr. McGrath's total direct compensation exceeded the targeted range due to a combination of Mr. McGrath's base salary exceeding the median as a result of his initial salary level being higher because of his significant operating and business development experience in the energy industry and company performance in the SunCoke Leadership Recognition Plan. In addition, Mr. White participated in the SunCoke Annual Bonus Incentive Plan in 2010.

SunCoke Base Salary. Base salary is the only fixed portion of the total direct compensation for Messrs. Titus and McGrath. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. The salaries of Messrs. Titus and McGrath are targeted at the 50th percentile of the SunCoke Survey Data. The actual 2010 base salary for Mr. Titus is approximately 90 percent of the median and Mr. McGrath's 2010 base salary is approximately 125 percent of the median, in each case based on the SunCoke Survey Data. Mr. McGrath's base salary exceeds the median as a result of his initial salary level when he joined SunCoke, which reflected his significant operating and business development experience in the energy industry and the importance of his position to the strategic growth of SunCoke.

SunCoke Annual Incentive. SunCoke's Annual Bonus Incentive Plan, or ABIP, is a performance-based annual cash incentive plan. The ABIP was designed to promote the achievement of SunCoke's short-term business objectives by providing competitive incentive opportunities to those executives who could significantly impact SunCoke performance, and providing rewards based on the achievement of predetermined goals that were closely correlated with SunCoke's financial and HES performance.

An ABIP participant's annual incentive, if any, is determined by the following formula:

Participant's base salary for the plan year multiplied by his incentive guideline percentage multiplied by the company payout percentage and further adjusted for individual performance.

Each ABIP participant has a target guideline incentive that is expressed as a percentage. The guideline incentives for SunCoke's NEOs who participated in the ABIP in 2010 were as follows: Mr. Titus—45 percent, Mr. McGrath—45 percent and Mr. White—45 percent. These percentages, which represent the target bonus award as a percentage of base salary under the ABIP (or base amount), are based on the 50th percentile of the SunCoke Survey Data and vary based on an individual's responsibility.

For 2010, the four primary performance goals in the ABIP were net income after taxes, or NIAT, return on capital employed, or ROCE, health, environment and safety, or HES and plant reliability. NIAT (50 percent weighting) was derived from the 2010 annual operating plan, budgeting process and market forecasts. It is based upon the after-tax segment income reported in Sunoco's financial statements and therefore excludes any

financing related income and expense. The use of NIAT as a goal focused management on growing the company's profitability. ROCE (25 percent weighting) kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE was calculated by taking after-tax operating income and dividing it by capital employed. It is used as a measure of the efficiency of SunCoke's capital resources utilization. HES performance (20 percent weighting) was used to reinforce that, along with financial success, management must be focused on excellence in the fields of health, environmental and safety. The fourth goal, plant reliability (5 percent weighting), keeps managers focused on on-going operations. In addition, the annual bonus could be increased by 0 to 40 percent of the participant's base amount for each cokemaking facility project approved by Sunoco's board of directors during 2010, provided that any contingencies applicable to such approval had been favorably resolved prior to March 15, 2011. The maximum ABIP payout for an individual is 200 percent of the target guideline incentive.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

- Performance relative to SunCoke's targeted NIAT (weighted 50 percent).

Income	Factor
<$100 million	0
$100 million	50%
$135 million	100%
$170 million	150%
$185 million	200%

- SunCoke's ROCE (weighted 25 percent), is calculated by taking operating income after tax plus after-tax interest and dividing it by capital employed:

Return on Capital Rate	Payout Factor (% of Target)
<12.1%	0
12.1%	50%
16.3%	100%
20.5%	150%
22.3%	200%

- SunCoke-wide HES performance using four metrics (weighted 20 percent):

Weight	Metric
30%	Cokemaking Facility Safety Rate
30%	Mining Safety Rate
20%	Major Project Safety Rate
20%	Deviations

- SunCoke's plant reliability is calculated as follows (weighted 5 percent)

Reliability	Payout Factor (% of Target)
<96.7%	0
97.1%	50%
97.7%	100%
97.9%	150%
>98.3%	200%

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In 2010, SunCoke achieved NIAT (on a Sunoco segment basis) of $131.5 million, ROCE of 16.2 percent and SunCoke plant reliability for 2010 was 97.8 percent, which was determined based on the number of ovens pushed divided by total ovens. SunCoke plant reliability measures a key aspect of SunCoke's capacity utilization for the cokemaking plant operations. With respect to HES, SunCoke reviewed 2010 performance for each of the four HES metrics and determined that overall HES achievement was 69 percent of target level based on the achievement of the following performance levels compared to the pre-established targets (weighting in parentheses):

- the Cokemaking Facility Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate (actual OSHA recordable incidents x 200,000 (which is the approximate number of hours a person works each year multiplied by 100) divided by total man-hours worked), had a target rate of 0.85 and an actual performance rate of 0.91 for 2010, resulting in a payout factor of 23 percent;

- the Mining Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 2 and an actual performance rate of 4.11 for 2010, resulting in no payout factor under this metric;

- the Major Project Safety Rate (20 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 1 and an actual performance rate of 1.41 for 2010, resulting in a payout factor of 11.8 percent; and

- Deviations (20 percent), which are defined as a noncompliance with an Environmental Protection Agency air permit term, had a target rate of 50 and an actual performance rate of 34, resulting in a payout factor of 34 percent.

Based on the performance described above, the SunCoke performance payout factor for the 2010 ABIP is determined by establishing the payout level for each of the four measurements, taking into account the weighting of each measurement. The following chart sets forth the SunCoke performance payout factor for the 2010 ABIP:

Measurement	Actual Performance	Payout Factor	Total Weight	Total
NIAT	$131.5 million	90%	50%	45%
ROCE	16.2%	97.6%	25%	24.4%
HES	(Based on Individual Metrics Described Above)	69%	20%	13.8%
Plant Reliability	97.8%	125%	5%	6.2%
2010 SunCoke Performance Payout Factor				**89.4%**

The actual payout for each participant under the 2010 ABIP is determined by multiplying the participant's base salary by the participant's incentive guideline percentage by the payout factor and adjusting for individual performance. In adjusting for individual performance, SunCoke considers specific criteria, but does not allocate any specific weighting to the criteria, rather taking a holistic approach in analyzing individual performance.

In determining the final annual bonus for each of Messrs. Titus, McGrath and White, the following aspects of individual performance during 2010 were considered:

Mr. Titus

- Led Finance and Administration function during a period of organizational transition prior to the hiring of a new chief financial officer;

- Played a key role in SunCoke's preparation for separation from Sunoco;

- Led the SunCoke headquarters relocation project; and

- Developed a comprehensive business metrics scorecard for monitoring key business performance activities.

Mr. McGrath

- Led a strategic analysis which identified SunCoke's growth opportunities;

- Developed the foundation for future growth by building Business Development organizational capability; and

- Progress in implementing and activating specific growth initiatives fell short of our goals or experienced delays.

Mr. White

- Implemented "SunCoke Way" process standardization and improvement initiative, which resulted in substantial operational performance improvement;

- Led successful start-up of Granite City cokemaking facility;

- Improved quality and depth of operational leadership team; and

- Contributed to historical best safety performance of coke manufacturing facilities.

In accordance with the parameters of the plan, it was determined that, for 2010, Mr. Titus' annual bonus was $109,192, Mr. McGrath's annual bonus was $97,419 and Mr. White's annual bonus was $131,631.

Based on actual performance during 2010, the annual incentive payments for Messrs. Titus and White were above the median of the SunCoke Survey Data. Mr. Titus' annual incentive payment was approximately 105 percent of the median of the SunCoke Survey Data and Mr. White's annual incentive payment was approximately 110 percent of the median of the SunCoke Survey Data. In each case the executive exceeded the median because of his individual performance during 2010 as described above. Mr. McGrath's annual incentive payment was within the targeted range.

SunCoke Long-Term Incentive Awards. Another key element of SunCoke's executive compensation program is the long-term incentive awards granted under SunCoke's Leadership Recognition Plan, or LRP. The purpose of the LRP is to motivate and retain talented individuals by providing participants with competitive long-term incentive award opportunities.

SunCoke's long-term compensation program consists of cash awards that vest over three years based on the achievement of certain performance goals. Messrs. Titus and McGrath were granted awards under the LRP in 2010. We believe that providing senior executives with the opportunity to participate in a long-term compensation program is consistent with similarly situated companies in our industry and provides our senior executives with the opportunity to further benefit from SunCoke's growth.

The LRP is administered by a committee, consisting of the President of SunCoke, Sunoco's Senior Vice President and Chief Human Resources Officer, and the Vice President of Human Resources for SunCoke and any other members designated by SunCoke from time to time. The LRP committee interprets the LRP, grants awards under the LRP and has the discretion to reduce or otherwise modify any awards under the LRP.

SunCoke Performance-Based Cash Awards. The LRP provides for long-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010 to Messrs. Titus and McGrath, SunCoke used four performance measures: (1) Income Performance Percentage, which is measured as a fraction (expressed as a percentage) where the numerator is the sum of the actual net income of SunCoke for each of the three years during the applicable vesting period and the denominator is the sum of the budgeted net income of SunCoke for the applicable period, (2) New Project Percentage, which is between zero percent and 40 percent for each cokemaking facility approved by the Sunoco Board during the initial year of the applicable vesting period, determined in the sole discretion of SunCoke's management, (3) Construction Budget Performance Percentage,

which is, in respect of each new cokemaking facility project that is constructed during each applicable vesting period, (A) 100 percent minus (B) a fraction (expressed as a percentage), the numerator of which is the actual cost to construct the cokemaking facility, and the denominator of which is the budgeted cost to construct the cokemaking facility, and (4) Schedule Performance Percentage, which is (A) positive ten percent where the cokemaking facility is constructed by the applicable completion date or (B) negative ten percent where the cokemaking facility is not constructed by the applicable completion date. Each award under the LRP is calculated by taking the sum of the participant's base amount multiplied by each of the percentages determined in accordance with (1) through (4) above (where applicable). No award under the LRP can exceed 200 percent of the participant's base amount. The performance goals are designed with the intent that the participating executives will only be rewarded with above-median level of compensation when the performance goals are obtained. Mr. Titus' base amount under the (2010-2012 LRP award) is $138,000 and Mr. McGrath's base amount under the LRP for 2010 (2010-2012 LRP award) is $171,000. For the 2008-2010 LRP award, SunCoke determined that the Income Performance Percentage of the LRP award was achieved at 100 percent, based on actual income in 2008 of $104.7 million (target of $83.4 million—126 percent achievement), in 2009 of $185 million (target of $203 million—91 percent achievement) and in 2010 of $131.5 million (target of $135 million—97 percent achievement). SunCoke also determined that, based on a review of the remaining three performance metrics, it would not make any adjustments for the New Product Percentage, the Construction Budget Performance Percentage and the Schedule Performance Percentage. As a result, Mr. McGrath, whose base amount for the 2008-2010 LRP award was 45 percent of his annual base salary ($285,000) (prorated for the portion of the performance period that he was a participant in the program), received a payout of $96,188 in the first quarter of 2011.

SunCoke Sign-On Bonus. In recognition of Mr. Titus' forfeiture of compensation from his prior employer in connection with him accepting employment with SunCoke, we agreed to pay Mr. Titus a sign-on bonus in the gross amount of $439,000. The sign-on bonus is payable in three installments, the first installment of $195,000 was paid upon Mr. Titus commencing employment with SunCoke on January 25, 2010, the second installment of $138,000 was paid on the first anniversary of the date he commenced employment with SunCoke and the third installment of $106,000 will be paid on the second anniversary of the date he commenced employment with SunCoke, provided that Mr. Titus does not resign or is not terminated for cause prior to such payment date.

SunCoke Retirement Benefits. SunCoke offers to all of its employees, including Messrs. Titus and McGrath, the opportunity to participate in the SunCoke Profit Sharing and Retirement Plan, which is an enhanced 401(k) profit sharing defined contribution plan designed primarily to help participating employees accumulate funds for retirement. The plan provides the opportunity for SunCoke employees to make elective contributions and provides SunCoke with the discretion to make an annual profit sharing contribution. If SunCoke elects to make an annual profit sharing contribution for its employees, such contribution must be between 7.5 percent and 15 percent of the participant's annual compensation. In 2010, SunCoke made a profit sharing contribution of 8 percent of each participant's annual compensation. Mr. Titus was not eligible for profit sharing contributions in 2010.

Other SunCoke Benefits

Messrs. Titus and McGrath participate in the same basic benefits package and on the same terms as other eligible SunCoke employees. The benefits package includes a savings program as well as medical and dental benefits, retiree medical benefits, disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

SunCoke Severance and Change in Control Benefits. Messrs. Titus and McGrath are eligible to participate in the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant's base salary and years of service with SunCoke upon an involuntary termination of employment. If a participant's employment is involuntarily terminated and he or she

executes a release and waiver of employment-related claims, he or she is entitled to a lump sum payment equal to (1) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, (2) an additional two weeks of base salary for each additional year of service with SunCoke between the seventh year and the twenty-fifth year, and (3) a total of fifty-two weeks of base salary for any participant who has twenty-six or more years of service with SunCoke. If a participant's employment is involuntarily terminated and he or she does not execute a release and waiver of employment-related claims, the participant is entitled to two weeks of base salary.

In the event of a change in control of SunCoke (as defined in the LRP), outstanding awards under the LRP will become fully vested and payable to the participant upon such change in control in order to provide participants with the same benefit as other stakeholders in SunCoke and to provide additional incentive for SunCoke employees to remain with SunCoke through the closing of any transaction. Messrs. Titus and McGrath participate in the LRP.

The SunCoke Compensation Process

A description of the compensation that SunCoke pays Messrs. Titus and McGrath, and why it pays that compensation is described above. The following information describes the methodology and process that SunCoke undertakes in determining compensation for Messrs. Titus and McGrath, together with the advisors that are used in determining the compensation that is paid.

SunCoke's Compensation Methodology and Process

SunCoke External Advisors and Internal Support. SunCoke management engaged Towers Watson to develop a compensation structure that would support SunCoke's growth. Towers Watson also provided SunCoke management with guidance on how to refine its compensation program and strategies to better attract and retain talent. SunCoke also has a compensation committee, the SunCoke Committee, that makes determinations with respect to compensation programs for SunCoke employees, including Messrs. Titus and McGrath. The SunCoke Committee consists of executives representing SunCoke's executive leadership, accounting and finance, and human resources functions and Sunoco's Senior Vice President and Chief Human Resources Officer.

SunCoke Comparator Group. SunCoke's management also engaged Towers Watson to provide competitive data to determine short and long-term incentive targets for its senior executives (other than Messrs. Henderson, Thomson and White). Towers Watson developed the process for reviewing SunCoke Survey Data and provided additional information regarding the competitiveness of SunCoke's compensation practices relative to the compensation practices of similarly situated companies that were part of the SunCoke Survey Data. As set forth above, the SunCoke Survey Data was based on a blend of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion.

Compensation Decisions for SunCoke NEOs

- *2010 Compensation Decisions for Mr. Henderson*. Mr. Henderson's 2010 compensation is set forth in his letter agreement, dated as of September 2, 2010 and described under "SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements."

- *2010 Compensation Decisions for Mr. Thomson*. Annually, Sunoco's CEO provides the Sunoco Committee with an assessment of the performance of the other members of Sunoco's senior leadership team, including Mr. Thomson, together with other factors that Sunoco's CEO believes that the Sunoco Committee should consider. Sunoco's CEO, in consultation with Sunoco's Senior Vice President and Chief Human Resources Officer and utilizing the General Industry Survey for companies with revenue of approximately $1 billion, makes compensation recommendations to the Sunoco Committee. The Sunoco Committee reviews and approves the compensation of the other members of the senior leadership team,

including Mr. Thomson. The Sunoco Committee may exercise its discretion in modifying any recommended compensation or award to any of the executives.

- *2010 Compensation Decisions for Mr. White*. For Mr. White's compensation in 2010, Mr. Thomson assessed the performance of Mr. White and, in consultation with Sunoco's Senior Vice President and Chief Human Resources Officer and Sunoco's CEO and utilizing the Sunoco Market Data, determined Mr. White's compensation.

- *Other NEOs' Compensation Decisions*. Mr. Thomson, along with Sunoco's Senior Vice President and Chief Human Resources Officer and SunCoke's Vice President of Human Resources, reviewed the SunCoke Survey Data provided by Towers Watson. After completing this review and taking into account SunCoke's philosophy of paying SunCoke executives direct compensation at the 50th percentile of the SunCoke Survey Data, while considering individual differentiation based on experience, this group determined the total direct compensation for Messrs. Titus and McGrath for 2010.

SunCoke's Anticipated Compensation Program Following This Offering

The design of SunCoke's compensation program following this offering is an ongoing process. We believe that the proposed distribution described elsewhere in this prospectus will, if it occurs, provide SunCoke with more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to compensate executives with non-cash, equity-based compensation reflective of our stock performance in relation to a comparator group. While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is anticipated that SunCoke's program may also include some of the same features as Sunoco's compensation programs, while maintaining SunCoke's existing objectives and philosophies.

Sunoco management has engaged Compensation Advisory Partners to assist in designing SunCoke's compensation plans and programs that will be in effect following this offering. Sunoco management will meet with the Sunoco Committee to review the design and implementation of post-offering compensation plans and programs because the compensation committee for SunCoke will not be formed prior to this offering.

Letter Agreements

Sunoco entered into letter agreements with Mr. Henderson and Mr. Thomson in 2010 that provide for compensation relating to the distribution described elsewhere in this prospectus. The compensation set forth in Mr. Thomson's letter will not appear in the Summary Compensation Table or any of the other tables in this prospectus because Mr. Thomson's letter agreement did not provide for compensation in 2010. The material terms of the letter agreements are set forth below.

Henderson Letter Agreement

Sunoco hired Mr. Henderson on September 1, 2010 as a Senior Vice President of Sunoco, with the commitment that he will be named our Chief Executive Officer. The letter agreement between Sunoco and Mr. Henderson provides an annual base salary of $925,000 and an annual target bonus opportunity of 110 percent of base salary. Upon the consummation of a triggering transaction, which includes this offering, a spin-off of SunCoke and similar transactions, Mr. Henderson is entitled to an equity grant with an aggregate value of $6.4 million, 50 percent in SunCoke stock options and 50 percent in SunCoke restricted share units. Subject to continued employment, the stock options will vest in equal one-third installments on the first, second and third anniversaries of the date of the triggering transaction, and the restricted share units will vest in equal one-third installments on the third, fourth, and fifth anniversaries of the effective date of Mr. Henderson's hiring. In May 2011, the terms of the initial equity grant under Mr. Henderson's letter agreement were amended to provide that, consistent with the composition of equity awards granted to other SunCoke senior executives, the value of his initial equity award will be comprised of 70 percent options and 30 percent restricted share units. The incremental stock options will vest on the same schedule as the restricted share units (three equal annual

installments beginning on the third anniversary of the effective date of Mr. Henderson's hiring). For 2012, and subject to the approval of our board of directors or the SunCoke Committee, it is anticipated that Mr. Henderson will receive a target long-term incentive award of $3.2 million. Upon a termination of employment without "just cause," as defined in Mr. Henderson's letter agreement, or upon Mr. Henderson's resignation following the sale of SunCoke or a failure to complete a sale or triggering transaction of SunCoke prior to December 31, 2011, Mr. Henderson will be entitled to severance payments. For a quantification of these payments, see "—Potential Payments Upon Termination or Termination in the Event of a Change in Control." Mr. Henderson is also entitled to relocation benefits, temporary living expenses and other benefits that are substantially the same as other executives of Sunoco. Immediately following this offering, Sunoco will cause SunCoke to assume the Henderson letter agreement and the obligations thereunder.

Thomson Letter Agreement

The letter agreement between Sunoco and Mr. Thomson provides that, upon the consummation of certain transactions, including this offering or a spin-off of SunCoke, in each case prior to January 1, 2012, subject to Mr. Thomson's employment through the date of such transaction, Mr. Thomson would be entitled to a lump sum cash payment of $500,000 and would be granted SunCoke restricted share units with a value of $500,000 on the date of grant which would vest on the earlier of the first anniversary of this offering or the termination of Mr. Thomson's employment due to death, or disability or by SunCoke (other than for "just cause," as defined in Mr. Thomson's letter agreement). If we complete this offering the payment described below relating to a sale of SunCoke will not apply. In the event of a sale of SunCoke to a third party, Mr. Thomson is entitled to a lump sum cash payment of $1 million, with $500,000 paid immediately on the closing of the applicable transaction and the remaining $500,000 payable on the earlier of the first anniversary of the sale and the termination of Mr. Thomson's employment due to death or disability or by SunCoke (other than for "just cause"). If Mr. Thomson receives the payments relating to a sale of SunCoke, the payments relating to the completion of this offering or a spin-off of SunCoke will not apply. If Mr. Thomson's employment is terminated other than for death or disability or "just cause" following this offering, a spin-off or a sale during the first six months of 2012, Mr. Thomson is entitled to cash payments determined based on the value of certain unvested equity awards. In the event that this offering, a spin-off or sale is not consummated by January 1, 2012 (and Mr. Thomson continues to be employed by Sunoco or SunCoke on such date), Sunoco will make a lump sum cash payment of $200,000 to Mr. Thomson no later than January 16, 2012 and Mr. Thomson will not be entitled to any payments or awards under the letter agreement upon consummation of this offering, a spin-off or sale of SunCoke. Sunoco has the authority to assign the Thomson letter agreement and all obligations thereunder to SunCoke in its sole discretion.

SunCoke Long-Term Performance Enhancement Plan

Introduction

Prior to the completion of this offering, SunCoke expects to adopt the SunCoke Energy, Inc. Long-Term Performance Enhancement Plan, or SunCoke LTPEP. The purpose of the plan will be to assist SunCoke in attracting, retaining and motivating officers and employees, and to provide SunCoke with the ability to provide incentives more directly linked to the profitability of our business and increases in stockholder value. In addition, the SunCoke LTPEP is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of Sunoco and its subsidiaries. The SunCoke LTPEP is expected to contain important features that are summarized below.

Administration

The SunCoke LTPEP will be administered by the SunCoke Committee or such other committee of our board of directors as our board of directors may from time to time designate, which we refer to as the Plan Committee. Among other things, the Plan Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of SunCoke common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers or employees of SunCoke and its subsidiaries and affiliates will be eligible to be granted awards under the SunCoke LTPEP (other than adjusted awards that are assumed in connection with the distribution).

Shares Subject to the SunCoke LTPEP

The SunCoke LTPEP will authorize the issuance of up to 6,000,000 shares of SunCoke common stock pursuant to new awards under the SunCoke LTPEP, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. During a calendar year, no single participant may be granted (a) stock options covering in excess of 1,250,000 shares of SunCoke common stock, or (b) share units or restricted stock, intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, covering in excess of 750,000 shares of SunCoke common stock; provided, however, that adjusted awards will not be subject to these limitations.

The shares of SunCoke common stock subject to grant under the SunCoke LTPEP are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by our board of directors. Other than adjusted awards, to the extent that any award is forfeited, or any option terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of SunCoke common stock subject to such awards not delivered as a result thereof will again be available for awards under the SunCoke LTPEP. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of SunCoke common stock (by either actual delivery or by attestation), only the number of shares of SunCoke common stock issued net of the shares of SunCoke common stock delivered or attested to will be deemed delivered for purposes of the limits in the SunCoke LTPEP. To the extent any shares of SunCoke common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of SunCoke common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the SunCoke LTPEP.

In the event of certain extraordinary corporate transactions, the Plan Committee or our board of directors will be able to make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the SunCoke LTPEP, (ii) the various maximum limitations set forth in the SunCoke LTPEP, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding options.

As indicated above, several types of stock grants can be made under the SunCoke LTPEP. A summary of these grants is set forth below. The SunCoke LTPEP will govern options and share units that convert from existing Sunoco options and Sunoco share units in connection with the distribution, as well as other award grants made following this offering pursuant to the SunCoke LTPEP. Notwithstanding the foregoing, the terms that govern Sunoco options and Sunoco share units that convert into options and share units of SunCoke in connection with the distribution will govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options

Stock options granted under the SunCoke LTPEP shall be nonqualified stock options. The exercise price of options cannot be less than 100 percent of the fair market value of the stock underlying the options on the date of grant. Optionees may pay the exercise price in cash or in SunCoke common stock (valued at its fair market value on the date prior to the date of exercise) or by withholding shares otherwise receivable on exercise. The term of options will be as determined by the Plan Committee, but may not have a term longer than ten years from the date of grant. The Plan Committee will determine the vesting and exercise schedule of options.

No stock option may be transferred by a participant other than by will, by the laws of descent and distribution or, to the extent not inconsistent with the applicable provisions of the tax code, pursuant to a

domestic relations order under applicable provisions of law. However, subject to such limits as the Plan Committee may establish, the Plan Committee, in its discretion, may allow a participant to transfer a stock option for no consideration to, or for the benefit of, an immediate family member or to a bona fide trust for the exclusive benefit of such immediate family member, or a partnership or limited liability company in which immediate family members are the only partners or members.

Share Units

The Plan Committee may grant share units payable in cash or shares of SunCoke common stock, conditioned upon continued service, which we refer to as restricted share units, and/or the attainment of performance goals, which we refer to as performance share units, determined by the Plan Committee. In the case of share units that are intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, such goals will be based on the attainment of one or any combination of the following: specific targeted amounts of, or changes in, financial or operating goals including: revenues; expenses; net income; operating income; operating income after tax; equity; return on equity, assets or capital employed; working capital; total shareholder return; earnings before interest, taxes, depreciation and amortization, or EBITDA; earnings before interest and taxes, or EBIT; operating capacity utilized; production or sales volumes; throughput, cost of refining/processing; margin capture; gross margin; or operating margin. Such goals may be applicable to SunCoke as a whole or one or more of its business units and may be applied in total or on a per share, per barrel or percentage basis and on an absolute basis or relative to other companies, industries or indices or any combination thereof, as determined by the Plan Committee. Performance goals based on the foregoing factors are hereinafter referred to as "Performance Goals."

A holder of share units will be entitled to receive payment from SunCoke in an amount equal to each cash dividend, or dividend equivalent, SunCoke would have paid to such holder had he, on the record date for payment of such dividend, been the holder of record of shares of SunCoke common stock equal to the number of outstanding share units. Vesting and payment of dividend equivalents will correspond to the vesting and settlement of the share units with respect to which the dividend equivalents relate. The dividend equivalents will not bear interest.

Restricted Stock

Restricted stock may be granted with such restriction periods as the Plan Committee may designate. The Plan Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of restricted stock grants that are intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, such goals will be based on the attainment of one or any combination of the Performance Goals. The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Plan Committee may require that the stock certificates evidencing restricted shares be held by SunCoke. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered. Other than such restrictions on transfer and any other restrictions the Plan Committee may impose, the participant generally will have all the rights of a stockholder with respect to the restricted stock award, except that any dividends will be subject to the same vesting requirements as the shares of restricted stock with respect to which such dividends relate.

Change in Control

The Plan Committee may provide in any award agreement for provisions relating to a change in control, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any outstanding awards under the plan.

154

Amendment and Discontinuance

The SunCoke LTPEP may be amended, altered or discontinued by the Plan Committee, but no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or share unit previously granted without the optionee's or recipient's consent. Amendments to the SunCoke LTPEP will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to nonqualified options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and SunCoke will not be entitled to a deduction. Upon the exercise of such an option, the excess of the fair market value of the shares acquired on the exercise of the option over the exercise price will constitute compensation taxable to the optionee as ordinary income. SunCoke, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Section 162(m) of the Internal Revenue Code.

SunCoke Senior Executive Incentive Plan

Introduction

Prior to the completion of this offering, SunCoke expects to adopt the SunCoke Energy, Inc. Senior Executive Incentive Plan, or SEIP. The purpose of the plan is to provide awards to selected executive officers, who individually or as a group contribute to a substantial degree to the success of SunCoke, and who are in a position to have a direct and significant impact on the growth and success of SunCoke. The SEIP is expected to contain important features that are summarized below.

Participants

Participants in the SEIP will include SunCoke's chief executive officer, or SunCoke CEO, selected senior executives reporting directly to the SunCoke CEO, and any other executive designated by the SunCoke Committee within the first ninety (90) days of a performance year.

Administration

The SunCoke Committee will administer the SEIP, and may amend the plan. The SunCoke Committee will be composed entirely of independent directors of SunCoke, as defined under Section 162(m) of the Internal Revenue Code.

Awards

The SEIP will provide for an award fund that will be established each year at five percent of Adjusted EBITDA, as defined below. In general, all awards under the SEIP will be charged against the award fund. The awards will be paid in cash, net of taxes, no later than two and one-half months following the year with respect to which the award relates.

For purposes of the SEIP, Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments, retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

If there is Adjusted EBITDA for the applicable performance year, the maximum award amount that each participant may receive for the performance year will be (i) $4,000,000 for the SunCoke CEO, and

(ii) $2,000,000 for each other participant, subject to reduction based on the size of the award fund. The foregoing amounts are maximum amounts established in order to satisfy requirements under Section 162(m) of the Internal Revenue Code. The SunCoke Committee may decrease or eliminate any award to a participant. Under the SEIP, the SunCoke Committee will establish applicable performance goals that will allow us to determine the actual award payout each year. Such goals may include, without limitation, achievement of short-term business objectives and individual objectives, achievement of long-term goals, and, except in the case of an award for the SunCoke CEO, the recommendations of the SunCoke CEO.

If a participant voluntarily terminates his or her employment with SunCoke (for any reason other than retirement, death, permanent disability or approved leave of absence) prior to December 31 of a performance year, or the participant is terminated for just cause (which is defined in the SEIP) before March 15 of the succeeding calendar year, the participant will not receive payment of an award for that performance year. If a participant's employment status changes during the performance year as a result of death, permanent disability, retirement, approved leave of absence or termination at the request of SunCoke, other than for just cause, the participant will receive a pro-rated award for the portion of the performance year during which the participant was employed in an eligible position.

SunCoke Executive Involuntary Severance Plan

Prior to the completion of this offering, SunCoke will adopt the SunCoke Executive Involuntary Severance Plan, which will become effective immediately following the completion of this offering. The SunCoke Executive Involuntary Severance Plan will provide severance to designated executives, including named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke Executive Involuntary Severance Plan), death or disability. In recognition of their past service to SunCoke, the SunCoke Executive Involuntary Severance Plan is intended to assist the executive in transition from employment at SunCoke. Severance under the SunCoke Executive Involuntary Severance Plan will be paid in installments, and will range from one to two times the sum of the participant's annual base salary and target annual incentive, depending on the participant's level of seniority. Participants will also be entitled to the continuation of medical plan benefits for the period during which the participant receives severance payments. Severance under the SunCoke Executive Involuntary Severance Plan will be subject to the execution of a release of claims against SunCoke at the time of the termination of the participant's employment.

SunCoke Special Executive Severance Plan

Prior to the completion of this offering, SunCoke will adopt the SunCoke Special Executive Severance Plan, or the SunCoke CIC Plan, which will be effective immediately following the completion of this offering. The SunCoke CIC Plan will provide severance to designated executives, including the named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke CIC Plan), death or disability, or if the executive resigns for good reason (which is defined in the SunCoke CIC Plan), in each case within two years following a change in control of SunCoke. The SunCoke CIC Plan is designed to reinforce and encourage the continued attention and dedication of senior executives of SunCoke in the event of a possible major transaction. The SunCoke CIC Plan will provide for severance, generally payable in a lump sum, equal to two to three times the sum of the participant's annual base salary and the greater of (i) 100 percent of the participant's annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or (ii) the average annual incentive awarded to the participant with respect to the three years ending before the change in control or, if higher, ending before the employment termination date, with the multiple depending on the participant's level of seniority. Participants will also be entitled to the continuation of medical plan benefits for either two or three years (consistent with the applicable severance multiple).

Summary Compensation Table for the Fiscal Year Ended December 31, 2010

The following summary compensation table and related footnotes present the compensation during fiscal year 2010 provided to the executive officers named therein:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Frederick Henderson, Chairman and CEO, and Senior Vice President, Sunoco	2010	308,333	—	—	—	600,000	—	58,065	966,398
Martin Titus, VP, Finance and Administration	2010	212,308	195,000	—	—	154,732	—	53,322	615,362
Michael Thomson, President and COO, and Senior Vice President, Sunoco	2010	458,350	—	454,191	212,668	600,000	101,799	33,288	1,860,296
Michael White, SVP, Operations	2010	266,600	—	198,349	93,288	131,631	37,654	46,377	773,899
Matthew McGrath, SVP, Corporate Strategy and Business Development	2010	285,000	—	—	—	238,493	—	21,750	545,243

(1) The amounts in this column for Messrs. Henderson and Titus reflect the amount earned for a partial year of service. Mr. Henderson commenced employment on September 1, 2010 and Mr. Titus commenced employment on January 25, 2010.

(2) The amounts in this column for Mr. Titus reflect the portion of Mr. Titus' sign-on bonus paid in 2010.

(3) The amounts in this column reflect the grant date fair value of the retention-based and performance-based Sunoco common stock units (CSUs) awarded to SunCoke NEOs in 2010. As required by FASB ASC Topic 718, the grant date fair value was determined based on the closing price of Sunoco shares on the date of grant. The grant date fair value of the performance-based awards was based on the expected outcome of the performance goals at the time of grant using a Monte Carlo simulation. The following are the values of the performance-based CSUs awarded in 2010 if they pay out at the maximum of 150 percent based on the fair value of Sunoco common stock on the grant date: Mr. Thomson—$283,410 and Mr. White—$123,939.

(4) The amounts included in this column reflect the grant date fair value of stock option awards granted in 2010. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model based on the following assumptions that were made by Sunoco:

Expected life	5 years
Risk-free interest rate	2.3%
Dividend yield	2.1%
Expected volatility	41.1%

(5) The amounts included in this column are the annual incentive amounts under the Sunoco Senior Executive Incentive Plan for Messrs. Henderson and Thomson and the SunCoke Annual Bonus Incentive Plan for Messrs. Titus, McGrath and White. Under the Sunoco Senior Executive Incentive Plan, for the 2010 Performance Year, if an NEO's award was greater than 150 percent of his guideline incentive, a portion of the excess amount was automatically deferred into the Executive Involuntary Deferred Compensation Plan. The NEOs that had a portion of their 2010 annual incentive award deferred and the amounts deferred (which are included in the amounts in the table above) are as follows: Mr. Henderson—$45,116 and Mr. Thomson—$76,554.

(6) The amounts included in this column reflect the change in pension value. There were no above market deferred compensation earnings to be reported for 2010.

(7) For the components of the amounts in this column, see table below.

Name	Match or Profit Sharing Contribution Under Defined Contribution Plans	Cost of Basic Life Insurance	Relocation	Tax Gross-Up[(a)]	Total
Frederick Henderson	—	$ 633	$34,000	$23,432	$58,065
Martin Titus	—	$2,898	$38,140	$12,284[(b)]	$53,322
Michael Thomson	$32,348	$ 940	—	—	$33,288
Michael White	$17,310	$ 547	$18,462	$10,058	$46,377
Matthew McGrath	$18,600	$3,150	—	—	$21,750

(a) Tax gross-ups related to certain taxable moving and relocation expenses under a moving and relocation policy, which eligible employees are entitled to receive under the applicable broad-based policy.

(b) The gross-up amount for Mr. Titus includes the tax gross-up of $9,759 for his relocation and a tax gross-up of $2,525 in 2010 relating to an individual long-term disability policy.

(8) The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. Titus includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $109,192 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2010-2012 award ($45,540). Mr. Titus' award will be paid out at the end of the performance period, subject to Mr. Titus' continued employment through such date.

(9) The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. McGrath includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $97,419 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2008-2010 award ($42,322), his 2009-2011 award ($42,322) and his 2010-2012 award ($56,430). Each of Mr. McGrath's awards will be paid out at the end of the applicable performance period, subject to Mr. McGrath's continued employment through such date.

Grants of Plan-Based Awards in 2010

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(2)]			All Other Stock Awards Number of Shares of Stock or Units[(3)]	All Other Option Awards: Number of Securities Underlying Options[(4)]	Exercise or Base Price of Option Awards[(5)]	Grant Date Fair Value of Stock and Option Awards[(6)]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)
Frederick Henderson[(7)]	9/1/10	—	1,017,500	3,052,500	—	—	—	—	—	—	—
Martin Titus	1/25/10	—	103,500	207,000	—	—	—	—	—	—	—
	3/1/10	—	138,000	276,000	—	—	—	—	—	—	—
Michael Thomson	1/1/10	—	297,927	893,781	—	—	—	—	—	—	—
	3/3/10	—	—	—	—	6,700	10,050	—	—	—	202,083
	3/3/10	—	—	—	—	—	—	8,940	—	—	252,108
	3/3/10	—	—	—	—	—	—	—	23,700	28.20	212,668
Michael White	1/1/10	—	119,970	239,940	—	—	—	—	—	—	—
	3/3/10	—	—	—	—	2,930	4,395	—	—	—	88,369
	3/3/10	—	—	—	—	—	—	3,900	—	—	109,980
	3/3/10	—	—	—	—	—	—	—	10,400	28.20	93,288
Matthew McGrath	1/1/10	—	128,250	256,500	—	—	—	—	—	—	—
	3/1/10	—	171,000	342,000	—	—	—	—	—	—	—

(1) The annual non-equity incentive plan awards in this column granted to Mr. Henderson and Mr. Thomson were awarded under the Sunoco Inc. Senior Executive Incentive Plan. The annual non-equity incentive awards for Messrs. Titus, McGrath and White were granted under the SunCoke Annual Bonus Incentive Plan. Mr. Titus and Mr. McGrath were also granted awards under the SunCoke Leadership Recognition Plan that are achieved based on performance over the 2010-2012 performance period.

(2) The performance-based CSUs were awarded under LTPEP II.

(3) The annual restricted (retention-based) CSUs to Messrs. Thomson and White were awarded under the LTPEP II. These awards vest on the third anniversary of the date of grant, subject to continued employment by SunCoke.

(4) The stock options were awarded under LTPEP II.

(5) The exercise price is equal to the closing price of a share of Sunoco common stock on the date of grant.

(6) The grant date fair value was calculated in accordance with FASB ASC Topic 718.

(7) Mr. Henderson's incentive award was prorated for the portion of the year that he was an employee of Sunoco. The target and maximum amounts disclosed in the table reflect the target and maximum amounts for a full year of employment.

Outstanding Equity Awards at Fiscal Year-End 2010 (Sunoco)[1]

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Frederick Henderson	—	—	—	—	—	—	—	—	—
Martin Titus	—	—	—	—	—	—	—	—	—
Michael Thomson	16,000[2]	—	—	70.44	3/30/2017	—	—	—	—
	19,000[3]	—	—	63.98	12/5/2017	—	—	—	—
	18,733[4]	9,367[4]	—	35.29	12/3/2018	—	—	8,930[5]	359,968[6]
	—	—	—	—	—	7,500[7]	302,325[6]	—	—
	—	—	—	—	—	9,760[8]	393,426[6]	—	—
	—	23,700[9]	—	28.20	3/3/2020	8,940[10]	360,371[6]	6,700[11]	270,077[6]
Michael White	3,200[12]	—	—	77.54	11/30/2015	—	—	—	—
	4,000[12]	—	—	68.43	12/6/2016	—	—	—	—
	4,400[3]	—	—	63.98	12/5/2017	—	—	—	—
	8,200[4]	4,100[4]	—	35.29	12/3/2018	—	—	3,900[5]	157,209[6]
	—	10,400[9]	—	28.20	3/3/2020	3,900[10]	157,209[6]	2,930[11]	118,108[6]
Matthew McGrath	—	—	—	—	—	8,196[13]	330,381[6]	—	—

[1] All awards described in this table are denominated in shares of Sunoco common stock.

[2] These options were granted on March 30, 2007 in connection with Mr. Thomson joining SunCoke and became exercisable on March 30, 2009.

[3] These options were granted on December 5, 2007 as part of the Sunoco annual equity grant and became exercisable on December 5, 2009.

[4] These options were granted on December 3, 2008 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

[5] These performance-based CSUs were granted on December 3, 2008. The performance period ends on December 31, 2011. The actual payout of the awards will depend on achievement by Sunoco of certain performance levels based on the Total Shareholder Return (TSR) during the three-year performance period relative to Sunoco's peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.

[6] The market value or payout value of the unearned CSUs is based on the closing price of Sunoco common stock on December 31, 2010 (the last trading day of the year) of $40.31. A target payout of 100 percent is assumed for the performance-based CSUs because the performance that will be achieved is not known. These amounts do not include any amounts for related dividend equivalents that could be included in the payout.

[7] These retention-based CSUs were granted to Mr. Thomson on July 2, 2008. The CSUs pay out in three equal installments beginning on the third anniversary of the date of grant. The actual payout will depend upon Mr. Thomson's continued employment at the time each installment vests. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.

[8] These retention-based CSUs were granted to Mr. Thomson on December 2, 2009. The CSUs will pay out on the third anniversary of the date of grant. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.

[9] These options were granted on March 3, 2010 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

(10) These restricted (retention-based) CSUs were granted to the NEOs on March 3, 2010 as part of the Sunoco annual equity grant and pay on the third anniversary of the date of grant, subject to the executive's continued employment with SunCoke at the time that the CSUs vest.

(11) These performance-based CSUs were granted to the NEOs on March 3, 2010. The performance period ends on December 31, 2012. The actual payout of the awards will depend on achievement by the Sunoco of certain performance levels based on the Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) during the three-year performance period relative to Sunoco's peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.

(12) These options include options that were awarded to Mr. White on November 30, 2005 and became exercisable in November 2007 and options that were awarded on December 6, 2006 and became exercisable in December 2008.

(13) These restricted (retention-based) CSUs were granted to Mr. McGrath on October 31, 2008 in connection with his joining SunCoke. The CSUs pay out on the third anniversary of the date of grant, subject to the executive's continued employment with SunCoke at the time that the CSUs vest.

Option Exercises and Stock Vested in 2010 (Sunoco Awards)[1]

Name	Option Awards		Stock Awards[3]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	—	—	5,367	239,637[4]
Michael White	—	—	—	—[5]
Matthew McGrath	—	—	—	—

(1) All awards described in this table are denominated in shares of Sunoco common stock.

(2) The value realized is equal to the difference between the option exercise prices and the fair market value of Sunoco common stock on the date of exercise, multiplied by the number of options exercised.

(3) The performance period for the CSUs awarded in December 2007 was January 1, 2008 through December 31, 2010. The performance-based CSUs awarded to Mr. Thomson in December 2007 were settled in stock (and are disclosed in the table) and the performance-based CSUs awarded in December 2007 to Mr. White derived their value from Sunoco common stock but they were payable in cash (as described in footnote (5) below) and are therefore not included in the table. The performance measures for both Mr. Thomson and Mr. White's awards were two equally weighted performance goals relative to Sunoco's peer group: TSR during the three-year performance period and EPS growth, which is measured as the average EPS during the three-year performance period versus the average for the prior three-year period. Total shareholder return for the performance period was -38.6 percent, and the EPS growth was -59.6 percent. As a result, relative to the peer companies, the 2007 CSUs paid out at 85.2 percent.

(4) Total value is determined using the closing price of Sunoco common stock on the settlement date, which was $41.67, and it includes a cash payment of $15,969 for the dividend equivalents that were earned and vested in connection with the vesting of the performance-based CSUs.

(5) The value of Mr. White's performance-based CSUs upon vesting was determined by: multiplying the number of performance-based CSUs awarded by the performance factor at the end of the performance period of 85.2 percent (based on the performance described in footnote (3) above) and then by the average closing price of Sunoco's common stock for the last ten days of the performance period, which was $39.83. The related dividend equivalents that were earned were also paid on the number of performance-based CSUs earned. The price of Sunoco's common stock at the grant date of the award was $63.98. Mr. White received 1,252 performance-based CSUs at the end of the performance period, based on the performance factor, and the value he realized from these performance-based CSUs, including dividend equivalents, was $53,611.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)(*)	Payments During Last Fiscal Year ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	SCIRP	3.29	88,834	—
	Pension Restoration	3.29	150,796	—
	SERP	3.29	163,437	—
Michael White	SCIRP	6.96	173,827	—
	Pension Restoration	6.96	137,223	—
Matthew McGrath	—	—	—	—

(*) An actuarial present value of the benefits is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested as of December 31, 2010 at a discount rate of 4.95 percent, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Estimated future payments are assumed to be in the form of a single lump-sum payment at retirement determined using interest rate and mortality table assumptions applicable under current IRS regulations for qualified pension plans. As defined under the Pension Protection Act of 2006, or PPA, the interest rates used to calculate the lump-sum equivalent of annuity payments are based on three segment rates. This basis is phased in from the 2007 rules at a rate of 20 percent per year beginning in 2008. The mortality table used for lump-sum calculations has been updated as defined by PPA. In addition, the value of the lump sum payment includes the estimated value of the 50 percent postretirement death benefit payable to the spouse of a retired participant under the SERP and Final Average Pay formula benefits described below, if married. It is assumed that 90 percent of all male members are married and 60 percent of females are married, with wives assumed to be 3 years younger than husbands. The assumed retirement age for each executive is the earliest age at which the executive could receive retirement benefits without any benefit reduction due to age. For Messrs. Thomson and White the assumed retirement age is 62. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age, final service, future compensation levels, interest rate movements and regulatory changes. The retirement plans require a certain number of years of credited service to be vested in the accrued benefit—three years for the SCIRP and Pension Restoration, and age 55 with five years of service for SERP. The amounts in this column for those NEOs who have less than the required years of service and/or age reflect the benefit accumulated assuming the benefit is vested as of the date indicated

Sunoco senior executives, including Mr. Thomson, have historically been eligible to participate in certain retirement plans provided by Sunoco, including the Sunoco, Inc. Retirement Plan, a qualified plan, and the Sunoco, Inc. Pension Restoration Plan and the Sunoco, Inc. Executive Retirement Plan, two nonqualified plans. Mr. White is eligible to participate in the Sunoco, Inc. Retirement Plan and the Sunoco, Inc. Pension Restoration Plan, but is not eligible to participate in the Sunoco, Inc. Executive Retirement Plan. Benefits under each of these plans are calculated based on cash compensation including both base salary and annual incentives. (See the amounts in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table for Messrs. Thomson's and White's 2010 salary and annual incentives.) Consistent with actions taken by employers in other industries, and based on the belief that such action is in the best interest of Sunoco, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White, and many hourly employees. This freeze applies to any pension benefits that Messrs. Thomson and White may have accrued and are vested under the Sunoco, Inc. Retirement Plan and the Executive Retirement Plan, or SERP. The pension freeze will reduce future costs, provide Sunoco with more predictable retirement plan expenses, and cap associated future liabilities.

The Sunoco, Inc. Retirement Plan

The Sunoco, Inc. Retirement Plan, or SCIRP, is a qualified defined benefit retirement plan that covers most Sunoco salaried and many hourly employees, including Messrs. Thomson and White. SCIRP provides for normal retirement at age 65. The plan includes two benefit formulas, Final Average Pay formula and Career Pay formula, however, Messrs. Thomson's and White's benefits under SCIRP are calculated only using the Career Pay formula, which operates as follows:

- The benefit is expressed in the plan as an account balance, which is comprised of pay credits and indexing adjustments.
- Pay credits equal seven percent of pay for the year up to the Social Security (FICA) Wage Base, ($106,800 in 2010 and 2011) plus 12 percent of pay for the year that exceeds the Wage Base.

- The indexing adjustment equals the account balance at the end of each month multiplied by the monthly change in the All-Urban Consumer Price Index, plus 0.17 percent. However, if in any month the formula indexing adjustment would be negative, the actual adjustment would be zero for such month.

Under the Career Pay formula, an employee may retire at the Normal Retirement Age of 65, or may retire as early as age 55 with 10 years of service. All employees are 100 percent vested in their benefits after completing three years of eligible service.

The normal form of benefit under SCIRP is an annuity for the life of the employee, with 50 percent of that annuity paid for the life of the employee's surviving spouse, if married (50 percent Joint and Survivor Benefit). This 50 percent Joint and Survivor benefit results in an actuarial reduction for participants who receive benefits under the Career Pay formula, including Messrs. Thomson and White. Other forms of payment are also offered such as a lump sum and other annuity options. Under the Career Pay formula, the lump sum is equal to the value of the employee's account.

SCIRP is subject to qualified plan Internal Revenue Code limits on the amount of annual benefit that may be paid, and on the amount of compensation that may be taken into account in calculating retirement benefits, under the plan. For 2010, the limit on the compensation that may be used was $245,000, and remains unchanged for 2011. The limit on annual benefits payable for an employee retiring at age 65 in 2010 was $195,000, and remains unchanged for 2011. Benefits in excess of those permitted under the statutory limits are paid from the Pension Restoration Plan, described below.

The amounts presented in the table above are the present values of the NEO's account values based on accrued benefits as of December 31, 2010. The values include pay credits through June 30, 2010 (due to the pension freeze) and indexing adjustments through December 31, 2010.

Pension Restoration Plan

The Pension Restoration Plan is a nonqualified defined benefit plan that provides retirement benefits that would be provided under SCIRP, but are prohibited from being paid from SCIRP due to Internal Revenue Code limits. (See the discussion regarding SCIRP above for the limits.) The benefit paid by the Pension Restoration Plan is the excess of the total benefit accrued under SCIRP over the amount of benefit that SCIRP is permitted to provide under the Internal Revenue Code. Benefits under the Pension Restoration Plan are paid in a lump sum. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

Sunoco, Inc. Executive Retirement Plan

The SERP is a nonqualified defined benefit plan that may cover certain Sunoco executive employees, including Mr. Thomson. The SERP may provide pension benefits over and above Mr. Thomson's benefits under SCIRP and the Pension Restoration Plan. All SERP benefits are offset by SCIRP and Pension Restoration Plan benefits. An NEO must be at least 55 years old with five years of Executive Service (defined below) to be eligible for a SERP retirement benefit.

SERP includes three benefit calculation formulas (SCIRP Final Average Pay formula, Minimum Benefit formula and Executive Service formula), but for Principal Officer Participants who become participants after January 1, 2003, including Mr. Thomson, benefits are calculated under the Executive Service formula as follows:

- The benefit equals 2 ¼ percent of final average pay multiplied by Executive Service, with the maximum benefit under this formula equal to 50 percent of final average pay.

- The Executive Service benefit is reduced by 5/12 percent for each month that retirement precedes age 62 (down to age 55), with the early retirement benefit at age 55 being 65 percent of the unreduced Executive Service Benefit. There is no reduction when payments start at age 62 or later.

- Executive Service includes only service while a Principal Officer.

SERP benefits are offset by SCIRP and the Pension Restoration Plan.

SERP benefits are paid as a lump sum. The actual amount distributed under SERP is dependent upon the interest rates and the mortality tables in effect at the time of retirement. SERP benefits are calculated using the same actuarial factors applicable under SCIRP. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

The two nonqualified benefit plans are unfunded. The benefits from the nonqualified benefit plans are paid from general corporate assets which are subject to the claims of Sunoco's general creditors under federal and state law in the event of insolvency.

Nonqualified Deferred Compensation in 2010

Name	Source	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Frederick Henderson	Executive Involuntary Deferred Compensation Plan	45,116[1]	—	—	—	45,116
Martin Titus		—	—	—	—	—
Michael Thomson	Savings Restoration Plan	10,669	17,070	10,206	—	81,241
	Executive Involuntary Deferred Compensation Plan	76,554[1]	—	—	—	76,554
Michael White	Savings Restoration Plan	1,080	1,728	4,275	—	14,547
	Financial Counseling[4]	—	—	—	—	1,500
Matthew McGrath		—	—	—	—	—

[1] These amounts reflect the portion of the 2010 annual incentive award that was deferred into the Sunoco Executive Involuntary Deferred Compensation Plan.

[2] These amounts reflect the Sunoco match and the discretionary profit sharing contribution made by Sunoco under the Sunoco Savings Restoration Plan (described below), which are included in the Summary Compensation Table in the "All Other Compensation" column.

[3] These amounts reflect the net gains (losses) attributable to the investment funds in which the NEOs are deemed to have chosen to invest their contributions and Sunoco's matching and profit sharing contributions under the Saving Restoration Plan, which are based on how their contributions under SunCap, Sunoco's 401(k) plan, are invested.

[4] This amount reflects the balance that remained of the allowance for financial counseling services at year-end 2010. Although the financial counseling allowances were discontinued effective January 1, 2007, Mr. White may use any remaining amounts that he has not used, that were accrued before 2005, until the balance has been depleted.

The Nonqualified Deferred Compensation in the table above includes deferred compensation provided to or earned by (i) Messrs. Thomson and White in 2010 under the Sunoco, Inc. Savings Restoration Plan and (ii) Messrs. Henderson and Thomson under the Executive Incentive Involuntary Deferred Compensation Plan. The table also provides Mr. White's remaining allotment for use toward financial planning. Messrs. Thomson and White may participate in the Sunoco, Inc. Savings Restoration Plan, which is a nonqualified plan that is made available to employees who participate in SunCAP (Sunoco's 401(k) Plan) and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to the Internal Revenue Code. Under this plan, the participant may contribute to an account an amount in excess of the applicable limits. The executive's contributions, the matching contributions and any profit sharing contributions by Sunoco are credited to the extent that they would be credited under SunCAP (i.e., allocated among the investment funds selected by the executive in SunCAP) (up to a maximum of five percent of base salary in the case of matching contributions and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). The investment funds are the same as those available to all employees participating in SunCAP. The participant will receive earnings, depending on the fund the contributions are allocated to, which are calculated in the same manner and at the same rate as earnings to employees participating in similar funds in SunCAP.

The Executive Involuntary Deferred Compensation Plan is applicable to Messrs. Henderson and Thomson for the 2010 annual incentive award. Portions of the 2010 annual incentive awards that were deferred under the SEIP are administered under the Executive Involuntary Deferred Compensation Plan. The amounts deferred are credited in the form of share units, and will be distributed in three annual installments beginning one year after the first amount was credited along with dividend equivalents. The amount will be paid out in cash.

Sunoco historically provided its named executive officers with an annual allotment for use toward financial planning. Prior to 2006, to the extent that the applicable named executive officer did not use the allotment, a balance accumulated in a book account. Sunoco discontinued the allotment beginning in 2007; however, Mr. White has a remaining balance and may use the balance in the future. No interest is added to Mr. White's remaining balance.

Potential Payments Upon Termination, or Termination in the Event of a Change in Control

General

Potential payments may be available to an NEO under the terms of Sunoco's or SunCoke's compensation and benefit plans and, where applicable, individual offer letters (including Mr. Henderson's letter agreement), following or in connection with, a termination of employment. The terms applicable to those potential payments in various termination scenarios are discussed below.

Any payments that would be provided to an NEO under plans generally available to management employees similarly situated to the NEOs in age, years of service, date of hire, etc. (such as death and disability benefits, accrued vacation, retiree medical and life insurance benefits) are not quantified in the following tabular information.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and agreements if the NEO's employment had terminated on December 31, 2010. The information is provided relative to the NEO's compensation and service levels as of the date specified. Sunoco equity-based awards described below are calculated based on the closing price of Sunoco common stock on December 31, 2010.

Terms of Potential Payments—Termination

This section describes the terms of potential payments to NEOs in each of the following termination scenarios:

- Voluntary Termination (resignations)
- Involuntary Termination Without Cause
- Involuntary Termination For Cause
- Retirement

• *Annual Incentive.* Under the Sunoco Senior Executive Incentive Plan, if a non-retirement eligible NEO resigns from Sunoco prior to December 31 of any plan year, he would not receive any annual incentive award for that plan year. However, he would receive the entire annual incentive amount that would be payable for that plan year if the resignation was on December 31 of the plan year or thereafter. An NEO who leaves Sunoco due to retirement, death, permanent disability, approved leave of absence or termination at the request of Sunoco without cause would receive a prorated annual incentive based on the date of termination of employment.

Under the SunCoke Annual Bonus Incentive Plan, if an NEO leaves SunCoke for any reason prior to the payment date under the SunCoke Annual Bonus Incentive Plan for any year, he would not receive any annual incentive award for that plan year.

• *Equity Awards*. Messrs. Thomson and White are the only NEOs who participate in the Sunoco LTPEP II. Under the Sunoco LTPEP II, in the event of retirement, for awards granted prior to December 2008, (i) all outstanding stock options would be exercisable for sixty months (but not beyond the end of the original ten-year option term), and (ii) all outstanding performance-based CSUs would be paid out at the end of the applicable performance periods based upon the achievement of the applicable performance goals. For awards made in December 2008 and thereafter, (i) outstanding unvested stock options would terminate, (ii) all vested stock options would continue to be exercisable during the remaining term of the stock options, (iii) outstanding performance-based CSUs would continue to the end of the performance period, and payment, if any, would be prorated based on when during the performance period the NEO retired, and (iv) Retention-based CSUs would be canceled as of the termination date.

If an NEO resigns or is terminated without cause, (i) all unvested stock options would terminate immediately, (ii) all vested stock options would terminate ninety days following the termination date, and (iii) all outstanding CSUs would be forfeited on the termination date.

In the event of a termination for cause, all unvested and vested stock options would immediately terminate, and all outstanding CSUs would be forfeited on the termination date regardless of whether or not the NEO is retirement-eligible.

• *SunCoke Leadership Recognition Plan*. Under the SunCoke Leadership Recognition Plan, if a non-retirement eligible NEO resigns from SunCoke or his employment is terminated by SunCoke for any reason, he will forfeit all outstanding awards under the SunCoke Leadership Recognition Plan and is not entitled to any compensation, subject to the discretion of SunCoke. An NEO who participates in the SunCoke Leadership Recognition Plan and who leaves SunCoke due to retirement, death or permanent disability would receive a prorated payment under the SunCoke Leadership Recognition Plan based on the date of termination of employment.

• *Severance*. If Mr. Thomson or Mr. White's employment is terminated without just cause, severance would be paid pursuant to the Sunoco, Inc. Executive Involuntary Severance Plan, or the Sunoco Involuntary Termination Plan. The Sunoco Involuntary Termination Plan provides severance allowances to executives who are participants under the plan and whose employment is terminated by Sunoco other than for "just cause", death or disability. Under the plan, Mr. Thomson and Mr. White would receive severance payments equal to one and one-half years of base salary plus one and one-half times their guideline annual incentive in effect on the termination date. "Just cause" is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Henderson's employment is terminated without "just cause", severance would be paid pursuant to his letter agreement, which provides for a lump-sum cash payment equal to the sum of his annual base salary and target bonus for the year of the termination of employment. "Just cause" is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Titus or Mr. McGrath's employment is terminated without "just cause", severance would be paid pursuant to the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant's base salary and years of service with SunCoke. Subject to the execution of a release, the SunCoke Involuntary Termination Plan provides for (i) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, and (ii) an additional two weeks of base salary for each additional year of service between the seventh year and the twenty-fifth year, subject to a total of fifty-two weeks base salary for any participant who has twenty-six or more years of service.

• *Pension Benefits*. Effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Mr. Thomson and Mr. White. This includes any pension benefits that the applicable NEOs may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen. Benefits accrued under Sunoco's retirement plans would be paid according to the terms of those plans applicable to the NEO's status—if the NEO is not retirement-eligible, he would receive the benefits applicable to separated employees. To the extent that the amount payable under the Sunoco, Inc. Retirement Plan, or SCIRP, exceeds the amount available

due to IRS limits, the remaining amount would be paid under the Pension Restoration Plan. For NEOs that are not retirement-eligible, under the Sunoco, Inc. Executive Retirement Plan, or SERP, Sunoco's mid-career supplemental executive retirement plan, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination and then discounted to the date of termination. Benefits calculated are then offset by the discounted value of SCIRP and Pension Restoration Plan benefits.

A description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the credited years of service and the present value of each NEO's accumulated pension benefit, are described in the Pension Benefits table and the accompanying footnotes and narrative. The pension benefits (other than SERP) are available to management employees hired on or before June 30, 2010 generally and are not quantified in the Potential Payments Upon Termination or Termination in the Event of a Change in Control table.

Terms of Potential Payments—Termination in the Event of a Change in Control

The Sunoco, Inc. Special Executive Severance Plan, or CIC Plan, provides severance allowances to executives whose employment is terminated in connection with or following a change in control of Sunoco. Of the SunCoke NEOs, only Messrs. Thomson and White participate in this plan. The plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. Payment of severance benefits requires a change in control and a termination of employment after the change in control.

If involuntary termination (whether actual or constructive and other than for just cause, death or disability) occurs within two years of a change in control, the CIC Plan would provide severance benefits. In the case of Messrs. Thomson and White, severance would be payable in a lump sum equal to three times annual compensation for Mr. Thomson and two times annual compensation for Mr. White. For these purposes, annual compensation consists of:

(i) the executive's annual base salary in effect immediately prior to a change in control or immediately prior to his employment termination date, whichever is greater, plus

(ii) the greater of 100 percent of his annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or the average annual incentive awarded to the NEO with respect to the three years ending before the change in control or, if higher, ending before the employment termination date.

In the case of a change in control, Sunoco's plans also provide for (1) additional pension benefits, (2) full vesting and immediate exercisability of unvested stock options and accelerated vesting of outstanding CSUs, and (3) reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to the change in control for executives who were entitled to receive the excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White.

Our NEOs who do not participate in the CIC Plan are entitled to the same severance benefits upon a termination of employment following a change in control as they are entitled to prior to the change in control. As described above, Mr. Henderson is entitled to severance benefits pursuant to his letter agreement and Messrs. Titus and McGrath receive severance benefits pursuant to the SunCoke Involuntary Termination Plan.

• *Pension Benefits.* As noted above, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White and many non-union employees. This freeze includes any pension benefits that Messrs. Thomson or White may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen.

Under the SERP, Sunoco's mid-career supplemental executive retirement plan, after a change in control and a qualifying termination a participant becomes 100 percent vested in his SERP benefit (regardless of age). A participant's service is increased by three years, subject to reduction for service after the change in control. For

NEOs who are not retirement-eligible under SERP, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination (including the three years of additional service) and then discounted to the date of termination. Benefits thus calculated are then offset by the discounted value of the SCIRP and Pension Restoration Plan benefits.

• *Equity Awards.* Under LTPEP II, if a change in control occurs, each outstanding stock option will become immediately and fully exercisable. For stock options granted before November 1, 2007, if there is a termination not for cause, the stock options will terminate ninety days following the termination date. For stock options granted on or after November 1, 2007, if there is a termination not for cause within two years of the change in control, the stock options will expire one year after the termination date; and if the termination occurs after the two year anniversary of the change in control, the stock options will expire ninety days following the termination date. Prior to December 2007, stock options were generally granted with an equal number of limited rights. The limited rights may be exercised during the seven-month period following the date of a change in control (or, if earlier, within the period starting on the date of a change in control and ending seventy days after the end of the calendar year in which the change in control occurs), and permit the holder to be paid in cash the appreciation on a stock option (the difference between the option price and highest trading price or price paid during a specified period) instead of receiving shares by exercising the option. The limited rights remain exercisable during the exercise period if the participant leaves as a result of a qualifying termination. All performance-based and retention-based CSUs will fully vest if a change in control occurs. The performance-based CSUs that have been outstanding for more than one year will be paid out at the greater of target or in an amount in line with actual performance results, and those that have been outstanding for less than one year will be paid out at target. The total number of retention-based CSUs outstanding will be paid out.

• *SunCoke Leadership Recognition Plan.* All outstanding award cycles under the SunCoke Leadership Recognition Plan immediately vest and become payable upon a change in control.

The following table reflects estimated payments to the SunCoke NEOs that may be made upon termination or termination in the event of a change in control. The estimates are based on the following assumptions:

• The price of Sunoco stock is the price at the close on December 31, 2010 which was $40.31 per share, and the applicable NEO's employment had terminated on December 31, 2010; and

• Pension lump-sum values are based on the applicable segment interest rates being phased in under the Pension Protection Act passed by the U.S. Congress (one rate is used for the first 5 years; a second rate is used for years 5 through 20 and a third rate is used for years 20 and beyond).

Name	Scenario	Severance ($)	Additional Pension Benefits ($)	Accelerated Options[1] ($)	Accelerated Performance-Based CSUs[2] ($)	Accelerated Retention-Based CSU[2] ($)	280G Excise Tax and Gross-Up[3] ($)	Other Benefits ($)[4]	Total ($)
Frederick Henderson	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,942,500	—	—	—	—	—	—	1,942,500
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	1,942,500	—	—	—	—	—	—	1,942,500

Name	Scenario	Severance ($)	Additional Pension Benefits ($)	Accelerated Options[1] ($)	Accelerated Performance-Based CSUs[2] ($)	Accelerated Retention-Based CSU[2] ($)	280G Excise Tax and Gross-Up[3] ($)	Other Benefits ($)[4]	Total ($)
Martin Titus	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	297,077[5]	—	—	—	—	—	2,341	299,418
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	573,077[6]	—	—	—	—	—	2,341	575,418
Michael Thomson	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,134,416	170,273	—	—	—	—	40,586	1,345,275
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	2,268,833	673,724	334,028	650,139	1,084,001	1,444,255	56,172	6,511,152
Michael White	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	579,855	—	—	—	—	—	39,996	619,851
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	773,140	82,097	146,526	284,095	158,964	—	44,994	1,489,816
Matthew McGrath	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	65,769	—	—	—	—	—	2,367	68,136
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	365,019[7]	—	—	—	347,592	—	2,367	714,978

[1] These amounts represent the value that would be realized if accelerated stock options were exercised on December 31, 2010.
[2] These amounts represent the amounts that would be payable in the event of a change in control.
[3] These amounts represent the amounts that would be payable in the event of a qualifying termination after a change in control. As noted above, only Mr. Thomson and Mr. White are eligible for the 280G gross-up.
[4] Other benefits include outplacement and health and welfare costs.

(5) Severance amount includes the remaining portion of Mr. Titus' cash sign-on bonus.

(6) Severance amount includes the remaining portion of Mr. Titus' cash sign-on bonus and the acceleration of his outstanding SunCoke Leadership Recognition Plan awards.

(7) Severance amount includes the acceleration of Mr. McGrath's outstanding SunCoke Leadership Recognition Awards.

Director Compensation

The Governance Committee of Sunoco's board of directors approved compensation for SunCoke's independent directors following this offering. The Governance Committee believes that the compensation program for SunCoke's independent directors should be designed to attract experienced and highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to SunCoke and SunCoke's shareholders; and align the interests of the independent directors and SunCoke's shareholders. In making this determination, the Governance Committee engaged an independent compensation consultant, Semler Brossy Consulting Group, LLC, to review director compensation at peer companies. Equity-based compensation will represent a substantial portion of the total compensation package in order to better align the interests of independent directors with the interests of SunCoke's shareholders. Under the director compensation program, the director retainer is $165,000 annually, $65,000 (39 percent) paid in cash and $100,000 (61 percent) in the form of shares of SunCoke common stock. The Lead Director, all Committee Chairs and Audit Committee members receive an additional annual retainer for their service. The directors will be able to elect to take all or a portion of their cash retainers in the form of stock. The retainers are paid quarterly. The table below summarizes the structure of SunCoke's director compensation program.

BOARD SERVICE	
Annual Retainer (Cash Portion)	$ 65,000
Annual Retainer (Stock Portion)	$100,000
TOTAL (excluding Committee Chair Retainers, Audit Committee Member Retainer and Lead Director Retainer)	$165,000
COMMITTEE SERVICE	
Annual Committee Chair Retainers:	
• Audit Committee Chair	$ 20,000
• Compensation Committee Chair	$ 15,000
• All Other Committee Chairs	$ 10,000
Annual Audit Committee Member Retainer	$ 10,000
Annual Lead Director Retainer	$ 25,000

Business Expenses. Directors will be reimbursed for their business expenses related to their attendance at SunCoke meetings, including lodging, meals and transportation to and from board and committee meetings (e.g., commercial flights, trains, cars and parking). When traveling on SunCoke business, a director may occasionally be accompanied by his or her spouse. When a director's spouse accompanies the director to a SunCoke function, the travel expenses of the director's spouse will be reimbursed.

Retainer Stock Plan for Outside Directors. The Retainer Stock Plan for independent directors allows for the payment of a portion of the independent directors' annual retainer in stock. The retainer will be paid quarterly in shares of common stock having an aggregate market value at the time of payment approximately equal to one-fourth of the annual stock-based retainer. The plan will also provide that each director may elect to similarly receive payment of all or a portion of his or her cash retainer(s) in the form of common stock. There are 500,000 shares of SunCoke common stock authorized for issuance under the Retainer Stock Plan for Outside Directors.

Directors' Deferred Compensation Plan. The SunCoke Directors' Deferred Compensation Plan permits independent directors to defer a portion of their compensation, will be adopted in connection with this offering. Payments of compensation deferred under the Directors' Deferred Compensation Plan will be made at, or commence on January 15th of the calendar year following the calendar year in which the independent director ceases to provide services to SunCoke, with any successive annual installment payments to be made not earlier than January 15th of each such year. Each independent director has the option to designate his or her deferred compensation as share units, cash units, or a combination of both. Cash units accrue interest at a rate set annually by the Governance Committee of SunCoke's board of directors. A share unit is treated as if it were invested in shares of SunCoke common stock, but it does not have voting rights. If share units are chosen, dividend equivalents are credited in the form of additional share units. Share units are settled in cash based upon the average closing price for a share of SunCoke common stock for the ten trading days on the applicable stock exchange immediately prior to the payment date.

Directors' Stock Ownership Guidelines. Each independent director will be expected to own the lesser of (i) 15,000 shares of SunCoke common stock or (ii) shares of SunCoke common stock with a market value equal to at least five times the independent director's annual cash retainer, in either case within five years of joining the SunCoke board of directors.

Treatment of Outstanding Sunoco Equity Awards Held by Our Employees

The following is a summary of adjustments to outstanding Sunoco stock options, Sunoco performance stock units and Sunoco common stock units held by SunCoke employees that will occur if Sunoco completes the distribution.

Sunoco Stock Options

Each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

Sunoco Performance Stock Units (2009-2011 Performance Cycle)

The Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Performance Stock Units (2010-2012 and 2011-2013 Performance Cycles)

The Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Time Vesting Common Stock Units

The time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

Post-Offering SunCoke Equity Award Grants

We currently anticipate that, in connection with this offering, we will grant to certain of our employees equity awards with a total value of approximately $15 million, comprised of stock units with an estimated grant date value of approximately $5 million and stock options with an estimated grant date value of approximately $10 million. The foregoing amounts include awards to Messrs. Henderson and Thomson pursuant to their letter agreements described under "—Compensation Discussion and Analysis— SunCoke's Anticipated Compensation Program Following This Offering—Letter Agreements," as well as awards pursuant to offer letters that we have entered into with respect to certain of our employees. The grant of the awards described in this paragraph and the terms of any such awards will be subject to approval by the SunCoke Compensation Committee or its designated subcommittee. The grant date value of the awards described in this paragraph may vary depending upon market conditions and other factors. In addition, while this paragraph describes our current intention, it is possible that the SunCoke Compensation Committee or its designated subcommittee will determine to grant awards with a greater or lesser value than the values described in this paragraph.

Stock Ownership of Officers and Directors

All of our common stock is currently owned by Sunoco, and thus none of our officers, directors or director nominees owns any of our common stock. To the extent our directors and officers own shares of Sunoco common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Sunoco common stock. The treatment of Sunoco stock-based awards held by our officers following the distribution has not yet been determined.

The following table sets forth the number of shares of Sunoco common stock beneficially owned on May 31, 2011, by each director, each director nominee, our principal executive officer, our principal financial officer and our three other most highly compensated executive officers, identified in the "—Summary Compensation Table for the Fiscal Year Ended December 31, 2010" section above, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Sunoco common stock outstanding as of May 31, 2011 was 121,136,374. No individual director, director nominee or executive officer owned one percent or more of Sunoco's outstanding common stock, nor did the directors, director nominees and executive officers as a group.

Shares of Sunoco, Inc. Common Stock Beneficially Owned by Executive Officers and Directors of SunCoke Energy, Inc. as of May 31, 2011

Name	Shares of Common Stock Beneficially Owned	Percent of Class Outstanding
Alvin "Al" Bledsoe	—	*
Denise R. Cade	—	*
Robert J. Darnall	—	*
Stacy L. Fox	10,066[1]	*
Peter B. Hamilton	—	*
Frederick Henderson	—	*
Michael J. Hennigan	77,246[1]	*
Brian P. MacDonald	13,521	*
Mark Newman	—	*
Michael J. Thomson	86,390[1] [2]	*
Charmian Uy	15,666[1]	*
Fay West	—	*
Dennis Zeleny	21,677[1]	*
All Directors and Executive Officers as a group	204,190	*

[1]   Includes shares of Sunoco common stock which the following persons have the right to acquire as a result of the exercise of stock options within 60 days after May 31, 2011 under certain Sunoco, Inc. plans:

Name	Shares
Stacy L. Fox	10,066
Michael J. Hennigan	56,870
Michael J. Thomson	61,633
Charmian Uy	15,666
Dennis Zeleny	20,943

[2]   Mr. Thomson has sole voting and investment power with respect to 11,444 shares and joint investment and/or voting power with respect to 10,000 shares, and he holds 813 shares indirectly through investment in the Sunoco, Inc. Capital Accumulation Plan. The amount shown in the table also includes 2,500 shares of Sunoco, Inc. common stock which Mr. Thomson has the right to acquire within 60 days through the vesting and settlement of restricted stock units.

[*]   Represents holdings of less than one percent of Sunoco's outstanding common stock.

ARRANGEMENTS BETWEEN SUNOCO AND OUR COMPANY

Prior to the offering, we and Sunoco will enter into certain agreements that will effect the separation of our business from Sunoco, provide a framework for our relationship with Sunoco after the separation and provide for the allocation between us and Sunoco of Sunoco's assets, employees, liabilities and obligations (including its investments, property and employee benefits assets and liabilities) attributable to periods prior to, at and after our separation from Sunoco. The following is a summary of the terms of the material agreements that we intend to enter into with Sunoco prior to the separation. When used in this section, "separation date" refers to the date on which Sunoco will contribute the SunCoke business to us, which will occur prior to the completion of this offering, and the term "distribution date" refers to the date, if any, following this offering on which Sunoco will distribute its equity interest in us to the Sunoco shareholders through a spin-off.

The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and Sunoco regarding the principal corporate transactions required to effect our separation from Sunoco, this offering and the distribution, if any, of our shares to Sunoco's shareholders, and other agreements governing the relationship between Sunoco and us.

The Separation

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Sunoco as part of the separation of Sunoco into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

- certain assets related to the businesses and operations of Sunoco's cokemaking and coal mining businesses, which we refer to as the SunCoke Assets, will be transferred to us or one of our subsidiaries;

- certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the SunCoke Assets, and other liabilities related to the businesses and operations of Sunoco's cokemaking and coal mining businesses, which we refer to as the SunCoke Liabilities, will be retained by or transferred to us or one of our subsidiaries;

- all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SunCoke Assets and SunCoke Liabilities (such assets and liabilities, other than the SunCoke Assets and the SunCoke Liabilities, are referred to as the Excluded Assets and Excluded Liabilities, respectively) will be retained by or transferred to Sunoco or one of its subsidiaries; and

- certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended.

Except as may expressly be set forth in the separation and distribution agreement or any other transaction agreements, all assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution

agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

The separation and distribution agreement will provide that, subject to any provisions in the separation and distribution agreement or any other transaction agreement to the contrary, at or prior to the separation from Sunoco, all intercompany accounts between Sunoco and its subsidiaries, on the one hand, and SunCoke and its subsidiaries, on the other hand, will be settled.

Further Assurances

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other transaction agreements.

Initial Public Offering

For a description of Sunoco's ownership in us after completion of this offering, see "Ownership of Our Common Stock."

The separation and distribution agreement will provide that the separation and this offering are subject to the satisfaction (or waiver by Sunoco in its sole discretion) of the following conditions:

- the completion of the separation and the related transactions in accordance with the plan of reorganization set forth in the separation and distribution agreement;

- the SEC declaring effective our registration statement on Form S-1, of which this prospectus is a part;

- our entry into the credit facilities, our issuance of the senior notes and Sunoco's receipt from us of $575 million from the proceeds of such financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco;

- all actions and filings necessary or appropriate under federal, state or foreign securities laws have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

- the approval for listing on the NYSE of the shares of our common stock to be offered in this offering;

- the transaction agreements relating to the separation have been duly executed and delivered by the parties;

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- we have entered into the underwriting agreement and all conditions to our obligations and the underwriters' obligations under the underwriting agreement will have been satisfied or waived;

- the debt-for-equity exchange, pursuant to which Sunoco will exchange shares of our common stock to be sold in this offering with the debt exchange party for outstanding debt obligations of Sunoco held by the debt exchange party, will have been completed;

- Sunoco is satisfied in its sole discretion that it will own at least 80.1 percent of our stock on a fully diluted basis and must be satisfied in its sole discretion that all other conditions to the distribution qualifying as a tax-free distribution to Sunoco, us and Sunoco's shareholders, to the extent applicable as of the time of this offering, are satisfied and there is not any event or condition that is likely to cause any of such conditions not to be satisfied as of the time of the distribution or thereafter;

- no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation or this offering or any of the related transactions is in effect;

- such other actions as Sunoco or we may, based upon the advice of counsel, reasonably request to be taken prior to the separation and this offering in order to assure the successful completion of the separation and this offering and the other transactions contemplated by the separation and distribution agreement will have been taken;

- no termination of the separation and distribution agreement has occurred; and

- no event or development has occurred or existed or is expected to occur that, in the judgment of the Sunoco board of directors, in its sole discretion, makes it inadvisable to effect the separation or this offering.

The Distribution

The separation and distribution agreement also governs the rights and obligations of Sunoco and our company regarding the proposed distribution by Sunoco to its shareholders of the shares of our common stock held by Sunoco following this offering, which we also refer to in this prospectus as the "distribution." Sunoco expects to accomplish this distribution through a spin-off, which is a *pro rata* distribution by Sunoco of its shares of our common stock to holders of Sunoco's common stock. There are various conditions to the completion of the distribution. In addition, Sunoco may terminate its obligation to complete the distribution at any time if the Sunoco board of directors, in its sole discretion, determines that the distribution is not in the best interests of Sunoco or its shareholders. Consequently, we cannot assure you as to when or whether the distribution will occur.

The separation and distribution agreement provides that Sunoco's obligation to complete the distribution is subject to several conditions that must be satisfied (or waived by Sunoco in its sole discretion), including, among others:

- the private letter ruling from the IRS that Sunoco has received to the effect that, among other things, the contribution by Sunoco of the cokemaking and coal mining businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect, and Sunoco's receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and distribution will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code;

- all governmental approvals necessary to consummate the distribution have been obtained and are in full force and effect;

- all actions and filings necessary or appropriate under applicable securities laws in connection with the distribution will have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;

- the approval for listing on the NYSE of the shares of our common stock to be distributed to the Sunoco shareholders in the distribution;

- no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions are in effect, and no other event outside the control of Sunoco has occurred or failed to occur that prevents the consummation of the distribution or any of the related transactions; and

- no other events or developments have occurred subsequent to the completion of this offering that, in the judgment of the Sunoco board of directors, would result in the distribution not being in the best interest of Sunoco or its shareholders.

Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. In the event of such termination following the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of the distribution.

If the Sunoco board of directors terminates Sunoco's obligation to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a current report on Form 8-K with the SEC.

We will cooperate with Sunoco to accomplish the distribution and will, at Sunoco's direction, promptly take any and all actions necessary or desirable to effect the distribution, including, without limitation, the registration under the Securities Act of our common stock on an appropriate registration form or forms to be designated by Sunoco.

Covenants

We have agreed that, for so long as Sunoco beneficially owns at least 50 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Sunoco's prior written consent):

- take any action that would limit the ability of Sunoco to transfer its shares of our common stock or limit the rights of any transferee of Sunoco as a holder of our common stock;

- if Sunoco beneficially owns at least 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this could cause Sunoco to own (1) less than 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, (2) less than 80 percent of any class of capital stock not entitled to vote in the election of our board of directors, or (3) less than 80 percent of the value of our outstanding capital stock;

- take any actions that could reasonably result in Sunoco being in breach of or in default under any contract or agreement;

- incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Sunoco;

- acquire any other businesses or assets or dispose of any of our assets, in each case with an aggregate value for all such transactions in excess of $20 million; or

- acquire any equity interests in, or loan any funds to, third parties in excess of $10 million in the aggregate.

Employee Matters

The separation and distribution agreement allocates responsibility with respect to certain employee related matters, particularly with respect to Sunoco employee benefit plans in which any of our employees participate or SunCoke employee benefit plans which hold assets in joint trusts with Sunoco.

In addition, as further described below, the separation and distribution agreement provides for certain adjustments with respect to Sunoco equity compensation awards that will occur if Sunoco completes the distribution.

Sunoco Stock Options Held by SunCoke Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

As of June 30, 2011, SunCoke employees held (i) vested options with respect to 90,365 shares of Sunoco common stock, with a weighted average exercise price of $51.84, and (ii) unvested options with respect to 37,635 shares of Sunoco common stock, with a weighted average exercise price of $31.01. Based on the assumptions described below under "Assumptions," upon the distribution, the Sunoco stock options held by SunCoke employees would convert into (i) vested options with respect to 238,507 shares of SunCoke common stock, with a weighted average exercise price of $19.64; and (ii) unvested options with respect to 99,329 shares of SunCoke common stock, with a weighted average exercise price of $11.75.

Sunoco Performance Stock Units Held by SunCoke Employees (2009-2011 Performance Cycle). If the distribution occurs, the Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

As of June 30, 2011, SunCoke employees held Sunoco performance stock units (2009-2011 performance cycle) with respect to 14,210 shares of Sunoco common stock, assuming target performance. Based on the assumptions described below under "Assumptions," upon the distribution, the Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees would convert into SunCoke performance stock units (2009-2011 performance cycle) with respect to 37,506 shares of SunCoke common stock, assuming target performance.

Sunoco Performance Stock Units Held by SunCoke Employees (2010-2012 and 2011-2013 performance cycles). If the distribution occurs, the Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

As of June 30, 2011, SunCoke employees held Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) with respect to 23,958 shares of Sunoco common stock, assuming target performance. Based on the assumptions described below under "Assumptions," upon the distribution, the Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees would convert into SunCoke common stock units (2010-2012 and 2011-2013 performance cycles) with respect to 63,234 shares of SunCoke common stock.

Sunoco Time Vesting Common Stock Units Held by SunCoke Employees. If the distribution occurs, the time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and

SunCoke common stock at the time of following the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

As of June 30, 2011, SunCoke employees held time vesting Sunoco common stock units with respect to 47,848 shares of Sunoco common stock. Based on the assumptions described below under "Assumptions," upon the distribution, the Sunoco common stock units held by SunCoke employees would convert into SunCoke common stock units with respect to 126,289 shares of SunCoke common stock.

Sunoco Stock Options Held by Sunoco Directors, Sunoco Employees and Former Sunoco Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a Sunoco director, Sunoco employee or former Sunoco employee will convert into an option to purchase shares of Sunoco common stock and a fully vested option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. The allocation of the pre-distribution Sunoco option award between Sunoco stock options and SunCoke stock options will be based upon the relative values of Sunoco and SunCoke at the time of the distribution. Except as otherwise described above, following the distribution, the converted options will have the same terms and conditions, including the same exercise periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

As of June 30, 2011, Sunoco directors, Sunoco employees, and former Sunoco employees held (i) vested options with respect to 1,726,238 shares of Sunoco common stock, with a weighted average exercise price of $55.99 and (ii) unvested options with respect to 629,515 shares of Sunoco common stock, with a weighted average exercise price of $29.54. Based on the assumptions described below under "Assumptions," upon the distribution, the Sunoco stock options held by Sunoco directors, Sunoco employees and former Sunoco employees would convert into vested options with respect to 1,135,473 shares of SunCoke common stock, with a weighted average exercise price of $18.53.

Assumptions. The conversion of Sunoco equity awards into SunCoke equity awards will be based on values of SunCoke common stock and Sunoco common stock (pre-distribution and post-distribution) determined in accordance with the terms of the separation and distribution agreement.

The information in this section regarding converted SunCoke equity awards is illustrative and is based on the following assumptions: (i) for the distribution ratio, 0.482 shares of SunCoke common stock for each share of Sunoco common stock, (ii) for the value of SunCoke common stock, $16.00, representing the midpoint of the range shown on the cover of this prospectus, (iii) for the value of Sunoco common stock (pre-distribution), $42.23, representing the closing price of Sunoco common stock on the New York Stock Exchange on July 1, 2011, and (iv) for the value of Sunoco common stock (post-distribution), $34.52, representing the difference obtained by subtracting $7.71 (an adjusted value of SunCoke common stock that reflects the assumed distribution ratio) from $42.23 (the assumed value of Sunoco common stock (pre-distribution)).

The actual values of SunCoke common stock and Sunoco common stock (pre-distribution and post-distribution) used to calculate the conversion of Sunoco equity awards into SunCoke equity awards will be determined in accordance with the separation and distribution agreement based on stock values on the distribution date, which values are subject to market conditions. The actual distribution ratio will be determined prior to the distribution. Accordingly, the actual results of the conversions will differ from the illustrative examples described in this section.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Sunoco is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

• not change our independent auditors without Sunoco's prior written consent;

- use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Sunoco's financial statements;

- provide to Sunoco and its independent auditors all information required for Sunoco to meet its schedule for the filing and distribution of its financial statements and to make available to Sunoco and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Sunoco and its independent auditors may conduct their audits relating to our financial statements;

- adhere to certain specified Sunoco accounting policies and notify and consult with Sunoco regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting; and

- consult with Sunoco regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Sunoco in connection with any of its public filings.

Releases

Except as otherwise provided in the separation and distribution agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Sunoco. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreement, the tax sharing agreement, and certain commercial agreements and the transfer documents in connection with the separation.

Indemnification

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Sunoco's business with Sunoco. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

- the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of SunCoke, would include the SunCoke liabilities and, in the case of Sunoco, would include the excluded liabilities) and the other transaction agreements;

- the operation of such party's business (other than, in the case of Sunoco, our business);

- any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the separation date; and

- any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Sunoco, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Access to Information

Under the separation and distribution agreement, following the separation, we and Sunoco are obligated to provide each other access to information as follows:

- subject to applicable confidentiality obligations and other restrictions, we and Sunoco will give each other any information within each other's possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the separation and distribution agreement or any ancillary agreement;

- we will maintain in effect at our own cost and expense adequate systems and controls to the extent necessary to enable Sunoco and its subsidiaries to satisfy their respective reporting, accounting, audit and other obligations, and we will provide to Sunoco in such form as Sunoco may request, at no charge to Sunoco, all financial and other data and information as Sunoco determines necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authorities, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

- subject to certain exceptions we and Sunoco will use reasonable efforts to make available to each other, our past, present and future directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

- the company providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

- we will retain certain information owned by us or in our possession relating to our business in accordance with Sunoco's record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Sunoco's retention policy, we must give Sunoco the opportunity to take possession of the information; and

- we and Sunoco will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the separation, unless legally required to disclose such proprietary information.

Insurance

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation and distribution agreement will also provide that Sunoco will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution

In the event of any dispute arising out of the separation and distribution agreement or certain of the other transaction agreements, subject to an accelerated process applicable to certain specified disputes, certain senior executives of the parties will negotiate a resolution within 45 days. If the parties are unable to resolve a dispute in this manner, such dispute will be resolved through mediation pursuant to the CPR Institute for Dispute Resolution Model Mediation Procedure. If the dispute is not resolved by mediation within 30 days of the

selection of a mediator (unless the mediator chooses to withdraw sooner), either party may submit the dispute to be finally resolved by binding arbitration pursuant to the procedures set forth in the separation and distribution agreement and the CPR Rules for Non-Administered Arbitration as then in effect.

Expenses

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. Sunoco shall pay all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions. All third-party fees, costs and expenses paid or incurred in connection with the distribution will be paid by Sunoco. Except as otherwise set forth above or as provided in the separation and distribution agreement or other transaction agreements, all other costs and expenses will be borne by the party incurring such costs and expenses.

Termination

The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the separation date by Sunoco. Sunoco also has the right to terminate its obligation to complete the distribution if, at any time, Sunoco's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement that obligate the parties to pursue the distribution will terminate. The other provisions of the separation and distribution agreement and the other transaction agreements that Sunoco and we enter into will remain in full force and effect.

Contribution of the Claymont Investment Company

Concurrent with the separation of our business from Sunoco, Sunoco intends to contribute The Claymont Investment Company, a wholly owned subsidiary of Sunoco, to us in order to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor and other subsidiaries.

Registration Rights Agreement

Prior to this offering, we and Sunoco will enter into a registration rights agreement pursuant to which we will agree that, upon the request of Sunoco, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Sunoco following this offering. Such registration rights could be used to effect any sale of our common stock by Sunoco requiring registration under the Securities Act.

Shares Covered

The registration rights agreement covers all shares of our common stock that are held by Sunoco or, as set forth below in "—Transfer", a permitted transferee of Sunoco.

Demand Registration

Sunoco may request registration under the Securities Act of all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Sunoco. The maximum number of such requests, which we refer to as demand registrations, that we are required to effect is ten and, subject to certain exceptions, each request must cover more than five percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the offering).

Terms of Each Offering

Sunoco will designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Sunoco, Sunoco has the right to include its shares of our common stock in that offering.

Registration Expenses

We are generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Sunoco is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, any stock transfer taxes, and any fees and expenses of counsel to Sunoco.

Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Sunoco and its affiliates and representatives and, in limited situations, by Sunoco for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Sunoco may transfer shares covered by the registration rights agreement and, if such transfer consists of at least five percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the offering), the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares covered by the registration rights agreement until:

- such shares have been sold pursuant to an effective registration statement under the Securities Act;

- such shares have been sold to the public pursuant to Rule 144 under the Securities Act and the shares are no longer restricted under the Securities Act; or

- such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Transition Services Agreement

Prior to this offering, we and Sunoco will enter into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, consistent with the services provided by the parties to each other before the separation. Pursuant to the transition services agreement, we will provide Sunoco with various services related to the businesses not transferred to us that had received services from us prior to the separation, including, among

others, certain administrative, human resources, enterprise information technology and other support services. Sunoco will also provide certain support services to us, including, among others, payroll, human resources, information systems and various other corporate services, as well as procurement and sourcing support. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

We have been preparing for the transition of the services to be provided by Sunoco under the transition services agreement from Sunoco, or third-party providers on behalf of Sunoco, to us. We anticipate that we will be in a position to complete the transition of those services on or before one year following the separation date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from three months to one year after the completion of the separation). The receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Sharing Agreement

Allocation of Taxes

Prior to this offering, we and Sunoco will enter into a tax sharing agreement that will govern the parties' respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the tax sharing agreement:

- With respect to any periods (or portions thereof) ending at or prior to the distribution, we are responsible for any U.S. federal income taxes (including any interest or penalties thereon and any audit adjustment) and any U.S. state or local income taxes (including any interest or penalties thereon and any audit adjustment) reportable on a consolidated, combined or unitary return, in each case, as would be applicable to us if we filed tax returns on a standalone basis. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. federal, state or local income taxes of us or any of our subsidiaries.

- Sunoco is responsible for any income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any income taxes filed on returns that include only us and our subsidiaries.

- Sunoco is responsible for any non-income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any non-income taxes filed on returns that include only us and our subsidiaries.

We are generally not entitled to receive payment from Sunoco in respect of any of our tax attributes or tax benefits or any reduction of taxes of Sunoco. Moreover, Sunoco is generally entitled to refunds of income taxes with respect to periods (or portions thereof) ending at or prior to the distribution.

If we realize any refund, credit or other reduction in otherwise required tax payments in any period (or portion thereof) beginning after the distribution as a result of an audit adjustment resulting in taxes for which Sunoco would otherwise be responsible, then, subject to certain exceptions, we must pay Sunoco the amount of any such taxes for which Sunoco would otherwise be responsible. Further, if any taxes result to Sunoco as a result of a reduction in our tax attributes for a period (or portion thereof) ending at or prior to the distribution pursuant to an audit adjustment (relative to the amount of such tax attribute reflected on Sunoco's tax return as originally filed), then, subject to certain exceptions, we are generally responsible to pay Sunoco the amount of any such taxes.

Our obligations under the tax sharing agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Sunoco and its subsidiaries under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities.

The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

Sunoco is primarily responsible for preparing and filing any tax return with respect to the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. Under the tax sharing agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Sunoco generally has exclusive authority to control tax contests related to any tax returns of the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Preservation of the Tax-free Status of the Distribution

Sunoco and we intend the contribution and distribution, taken together, to qualify as a reorganization pursuant to which no gain or loss is recognized by Sunoco or its shareholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Sunoco has received a private letter ruling from the Internal Revenue Service to such effect and intends to seek an opinion from its outside tax advisor to such effect. In connection with the ruling and the opinion, we made or will make, respectively, certain representations regarding our company and our business and Sunoco made or will make, respectively, certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the distribution. We may take certain actions otherwise prohibited by these covenants if Sunoco receives a private letter ruling from the IRS or if we obtain, and provide to Sunoco, an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, acceptable to Sunoco in its sole and absolute discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants include restrictions on our:

- issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

- sales of assets outside the ordinary course of business; and

- entering into any other corporate transaction which would cause us to undergo a 50 percent or greater change in our stock ownership.

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We have generally agreed to indemnify Sunoco and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours. This indemnification applies even if Sunoco has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Guaranty, Keep Well, and Indemnification Agreement

Prior to this offering, we and Sunoco will enter into a guaranty, keep well, and indemnification agreement. Under this agreement, we will: (1) guarantee the performance of certain obligations of our subsidiaries, prior to the date that Sunoco or its affiliates may become obligated to pay or perform such obligations, including the repayment of a loan from Indiana Harbor Coke Company L.P.; (2) indemnify, defend, and hold Sunoco and its affiliates harmless against all liabilities relating to these obligations; and (3) restrict the assets, debts, liabilities and business activities of one of our wholly owned subsidiaries, so long as certain obligations of such subsidiary remain unpaid or unperformed. In addition, we will release Sunoco from its guaranty of payment of a promissory note owed by one of our subsidiaries to another of our subsidiaries.

Intellectual Property Agreements

As we hold the rights to our patents and other intellectual property, we will not have any material agreements with Sunoco relating to patents or intellectual property.

Commercial Agreements

Steam Agreement

We are party to a steam purchase and sale agreement with Sunoco whereby the first phase of our Haverhill cokemaking facility provides steam to the adjacent chemical plant owned by Sunoco for use in its production process.

The steam agreement was negotiated on an arms length basis and has an initial term of three years beginning on January 1, 2011 with automatic year-to-year renewals thereafter. Either party may terminate the agreement at the end of the initial term or any renewal term without cause by providing two years written notice. In addition, either party may terminate the agreement upon ninety days notice by paying a termination fee of $10 million. In the event there is a Sunoco default under the steam agreement which results in an early termination or if there is an early termination resulting from Sunoco ceasing operations at the chemical plant, we have limited step-in rights to operate the equipment necessary for us to continue operating the first phase of the Haverhill cokemaking facility while we implement contingency arrangements for the use or disposal of steam.

Under the steam agreement Sunoco purchases the steam it consumes in its production process while condensing steam in excess of its production needs. Sunoco is subject to an annual capacity reservation fee which is reduced throughout any given contract year if we are unable to meet Sunoco's nominated volume of steam production.

As part of the agreement, Sunoco provides us with feed water for use in the heat recovery steam generators at the first phase of the Haverhill cokemaking facility as well as river water and natural gas for limited use at the Haverhill cokemaking facility. The boiler feed water and river water are provided at no charge to us and the natural gas is provided on a pass-through basis.

Review and Approval of Related-Party Transactions

Our board has adopted a written policy that applies to interested transactions with related parties. For purposes of the policy, interested transactions include transactions, arrangements or relationships involving amounts greater than $100 thousand in the aggregate in which we are a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, owners

of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that a committee composed solely of independent directors will be responsible for the review and approval of all related-party transactions.

Such committee will review the material facts of all interested transactions that require the committee's approval and either approve or disapprove of the entry into the interested transaction, subject to certain exceptions described below. The policy prohibits any director from participating in any discussion or approval of an interested transaction for which such director is a related party, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, such committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party's interest in the transaction and any other matters such committee deems appropriate.

Our related-party transactions policy also provides that certain interested transactions will have standing pre-approval from the committee. These include: (1) employment of executive officers if the compensation is disclosed in the proxy statement or approved by committee; (2) employment of an immediate family member with compensation less than $120 thousand; (3) director compensation that is disclosed in the proxy statement; (4) transactions with companies where the business is less than the larger of $1 million or two percent of the other company's total revenues; (5) certain charitable contributions; (6) regulated transactions; (7) certain banking services; and (8) certain transactions available to all employees or third parties generally.

OWNERSHIP OF OUR COMMON STOCK

Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of   , but excludes shares of common stock underlying options held by any other person. The table does not reflect any shares of common stock that our directors and executive officers may purchase in this offering, including through the directed share program, as described under "Underwriting."

Principal Stockholder

Sunoco, in its capacity as the selling stockholder for federal securities law purposes, is offering 11,600,000 shares of our common stock to the extent the debt exchange party acquires those shares from Sunoco prior to the completion of this offering in exchange for indebtedness of Sunoco held by the debt exchange party, as described under "Underwriting." Prior to completion of this offering, we were a wholly owned subsidiary of Sunoco. Sunoco is the only person or entity that owns beneficially more than five percent of the outstanding shares of our common stock. The following table sets forth information with respect to beneficial ownership of common stock by Sunoco as of   , 2011, and as adjusted to reflect the sale of the shares of common stock in this offering:

	Shares of Common Stock Beneficially Owned		Percentage of Outstanding Shares Beneficially Owned	
Beneficial Owner	**Before Offering**	**After Offering**	**Before Offering**	**After Offering**
Sunoco, Inc.	70,000,000	58,400,000[1]	100%	83.4%[1]
1818 Market Street, Suite 1500				
Philadelphia, PA 19103				

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[1] Assuming the underwriters do not exercise their option to acquire additional shares, as described in the section "Underwriting" below. If they do exercise in full their option to acquire additional shares, Sunoco will own approximately 56.7 million shares or approximately 80.9 percent of our outstanding shares of common stock after this offering.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, along with the applicable provisions of Delaware law.

General

Our authorized capital stock will consist of 300 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share. Following this offering, we will have 70 million shares of common stock outstanding, of which 58.4 million shares will be owned by Sunoco. In addition, upon completion of this offering, there will be no preferred stock outstanding.

Common Stock

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the initial public offering, all outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or DGCL, and by our amended and restated certificate of incorporation, to issue up to 50 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

As a Delaware corporation, we will be subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

- prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66⅔ percent of the outstanding voting stock which is not wholly owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15 percent or more of a corporation's outstanding voting stock.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation's outstanding voting shares. We will not elect to "opt out" of Section 203. However, following this offering and subject to certain restrictions, we may elect to "opt out" of Section 203 by an amendment to our certificate of incorporation or bylaws.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors will be divided into three classes. Upon completion of the separation, our board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2012. The three directors designated as Class II directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2013 and the three directors designated as Class III directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2014. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

In the event that Sunoco owns a majority of our outstanding common stock, (1) the board of directors may be elected, removed or replaced at any time either with or without cause by Sunoco and (2) any amendment to the provisions of our amended and restated certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Removal of Directors

Our amended and restated bylaws provide that our stockholders may remove our directors only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all of the then outstanding shares of voting stock, voting together as a single class. As long as Sunoco owns a majority of our outstanding common stock, however, our amended and restated bylaws provide that Sunoco will be able to remove any director at any time, with or without cause, without calling a special meeting. In the event that Sunoco owns a majority of our outstanding shares of common stock, any amendment to the provisions of the certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Amendment of Certain Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding is required to amend certain provisions relating to the number, term election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, indemnification and the calling of special meetings of stockholders.

Size of Board and Vacancies

Our amended and restated bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present. Notwithstanding the foregoing, in the event that Sunoco owns a majority of the outstanding shares of our common stock, Sunoco will have the power to elect, remove and replace any or all of our directors, with or without cause, at any time.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation permits stockholders to take action by written consent of holders of all of our shares in lieu of an annual or special meeting. In the event that Sunoco owns shares entitled to cast a majority of the votes entitled to be cast in the election of directors, our amended and restated certificate of incorporation permits holders of not less than a majority of the votes entitled to be cast to take action by the written consent. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with our amended and restated bylaws. In the event that Sunoco owns a majority of our common stock, any amendment to the provisions of the amended and restated certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Our amended and restated bylaws provide that special meetings of stockholders may only be called by:

- the chairman of the board;

- the board of directors pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies; or

- the holders of a majority of the outstanding shares of our common stock, in the event that Sunoco continues to own such a majority.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the

direction of our board of directors or a committee of our board of directors. In addition, our amended and restated bylaws prescribe specific information that the stockholder's notice must contain, including, among other things, information about: (1) any SunCoke stock, options, or related derivative instruments owned, directly or indirectly, by the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, and their respective affiliates or associates or others acting in concert therewith; (2) if applicable, the business other than a nomination desired to be brought before the meeting; and (3) if applicable, each person whom the stockholder proposes to nominate for election or reelection to our board of directors. Notwithstanding the foregoing, in the event that Sunoco owns a majority of the outstanding shares of our common stock, Sunoco will have the power to elect, remove and replace any or all of our directors, with or without cause, at any time.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us and Sunoco, our amended and restated certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve Sunoco and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Sunoco. In general, these provisions recognize that we and Sunoco may engage in the same or similar business activities and lines of business (subject to the provisions of the intercompany agreement), have an interest in the same areas of corporate opportunities and that we and Sunoco will continue to have contractual and business relations with each other, including officers and directors of Sunoco serving as our directors.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Sunoco will have no duty to refrain from:

- engaging in the same or similar business activities or lines of business as us;

- doing business with any of our customers; or

- employing or otherwise engaging any of our officers or employees.

Under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our amended and restated certificate of incorporation will provide that Sunoco is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Sunoco and us, and Sunoco will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Sunoco pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Sunoco learns of a potential transaction or matter that may be a corporate opportunity for both us and Sunoco, our amended and restated certificate of incorporation will provide that the director or officer:

- will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

- will not be liable to us or our stockholders for breach of fiduciary duty by reason of Sunoco's actions with respect to that corporate opportunity;

- will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our amended and restated certificate of incorporation; and

- will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our amended and restated certificate of incorporation;

if he or she acts in good faith in a manner consistent with the following policy:

- a corporate opportunity offered to any of our officers who is also a director but not an officer of Sunoco will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Sunoco, in which case that opportunity will belong to Sunoco;

- a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Sunoco will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Sunoco; and

- a corporate opportunity offered to any of our officers who is also an officer of Sunoco will belong to Sunoco, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of our amended and restated certificate of incorporation, "corporate opportunities" will include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Sunoco or its officers or directors will be brought into conflict with our self-interest. After such time that Sunoco ceases to own 20 percent of our common stock, the provisions of our amended and restated certificate of incorporation described in this paragraph will become inoperative. Thereafter, the approval or allocation of corporate opportunities would depend on the facts and circumstances of the particular situation analyzed under the corporate opportunity doctrine. The Delaware courts have found that a director or officer "may not take a business opportunity for his own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director or officer will thereby be placed in a position inimicable to his duties to the corporation." On the other hand, a director or officer "may take a corporate opportunity if: (1) the opportunity is presented to the director or officer in his individual and not his corporate capacity; (2) the opportunity is not essential to the corporation; (3) the corporation holds no interest or expectancy in the opportunity; and (4) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity." A director or officer may also "present" an opportunity to the board of directors of a corporation to determine whether such opportunity belongs to the corporation and thereby be protected from inference of usurpation of corporate opportunity.

Our amended and restated certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and Sunoco will be void or voidable solely for the reason that Sunoco is a party to such agreement and Sunoco:

- will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction;

- will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangements or transaction;

- will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our amended and restated certificate of incorporation; and

- will be deemed not to have breached its duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our amended and restated certificate of incorporation, if:

  - the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

  - the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of our common stock then outstanding not owned by Sunoco or a related entity; or

  - the contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of our amended and restated certificate of incorporation.

Until the time that Sunoco ceases to own shares entitled to 20 percent or more of the votes entitled to be cast by our then outstanding common stock, the affirmative vote of the holders of at least 80 percent of the votes entitled to be cast will be required to alter, amend or repeal, or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above; however, after Sunoco no longer owns shares for its own account entitling it to cast at least 20 percent of the votes entitled to be cast by our then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as Sunoco own shares entitled to 20 percent of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

Limitation on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws

will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors' and officers' insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock has been approved for listing on the NYSE under the symbol "SXC."

Sale of Unregistered Securities

On   , 2011, we issued 69,999,000 shares of our common stock to Sunoco in a private placement pursuant to Section 4(2) of the Securities Act of 1933 in exchange for the assets and liabilities of the SunCoke business contributed by Sunoco to SunCoke. We have not otherwise sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to our sole stockholder, Sunoco.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

DESCRIPTION OF CERTAIN INDEBTEDNESS

As of March 31, 2011, after giving pro forma effect to this offering, the consummation of the credit facilities, the offering of senior notes and the use of proceeds therefrom, our total debt would have been approximately $700 million. The credit facilities and the senior notes are described below.

Senior Secured Credit Facilities

Concurrently with the consummation of this offering, we expect to enter into a $150 million senior secured revolving credit facility and a $300 million senior secured term loan credit facility (collectively, the "credit facilities"). The gross proceeds from the term loan credit facility will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. We do not expect to have any outstanding borrowings under the revolving credit facility on the closing date of this offering. The revolving credit facility is expected to have a five-year maturity and the term loan credit facility is expected to have a seven-year maturity. The principal amount of the term loan credit facility is expected to amortize in quarterly installments equal to 0.25 percent of the original principal amount of the term loan credit facility, with the balance payable at maturity.

At our election, the interest rate per annum applicable to the loans under the credit facilities will be based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate of JP Morgan Chase Bank, N.A., (b) the federal funds effective rate plus 0.50 percent and (c) the Eurodollar rate applicable for an interest period of one month plus 1.00 percent, plus an applicable margin currently expected to be approximately   percent for loans under the term loan credit facility and   percent for loans under the revolving credit facility or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin currently expected to be approximately   percent for loans under the term loan credit facility and   percent for loans under the revolving credit facility. Borrowings under the term loan credit facility will be subject to a floor currently expected to be   percent with respect to base rate loans and   percent with respect to Eurodollar rate loans. The applicable margin for loans under the revolving credit facility will be adjusted after the completion of the our first two full fiscal quarter after the closing of the transactions based upon our consolidated leverage ratio.

Our obligations under the credit facilities will be guaranteed by each direct and indirect, existing and future, domestic material restricted subsidiary. The credit facilities are expected to be secured on a first priority basis by a perfected security interest in substantially all of our and each guarantor's tangible and intangible assets (subject to certain exceptions). The credit facilities will contain customary affirmative and negative covenants, that amount other things, will limit or restrict the ability of us and our restricted subsidiaries to incur additional indebtedness (including guarantee obligations), incur liens, engage in mergers, consolidations liquidations and dissolutions.

The consummation of the credit facilities is subject to satisfaction of the following material conditions:

- consummation of the separation and this offering and receipt by our company of the gross cash proceeds from the issuance of the senior notes, in each case on terms and conditions reasonably satisfactory to the lenders;

- receipt by the lenders of certain financial information concerning our company; and

- receipt of all necessary approvals and of customary closing deliverables.

Senior Notes

Concurrently with this offering, we are planning to issue in a private placement $400 million aggregate principal amount of senior notes bearing interest at   percent per annum. The notes will mature on   . All principal will be paid at maturity. The gross proceeds from the senior notes offering will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of our existing and future domestic restricted subsidiaries that guarantees the credit facilities.

The indenture governing the notes will contain covenants, including, among other things, covenants that (i) restrict our ability to incur additional indebtedness, (ii) pay dividends, make distributions on equity interests, make investments or make other restricted payments, (iii) create liens, (iv) sell assets or (v) consolidate or merge with any other person. These covenants are subject to a number of important qualifications and limitations. In addition, the indenture contains other customary terms, including certain events of default upon the occurrence of which, the notes may be declared immediately due and payable. On or after   , 2014, we may redeem some or all of the notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to   , 2014, we may, at our option, redeem up to 35 percent of the aggregate principal amount of the notes at a premium, plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. In addition, we may, at our option, redeem some or all of the notes at any time prior to   , 2014, by paying a "make whole" premium, plus accrued and unpaid interest to the date of redemption. Interest on the notes is payable in cash semi-annually in arrears through maturity on   and   , of each year, beginning on   , 2012.

The completion of the senior notes offering is conditioned on the completion of this offering and certain customary conditions, including the receipt of customary closing deliverables.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 70,000,000 shares of our common stock will be outstanding. Of these shares, the 13,340,000 shares of common stock, assuming the underwriters exercise their option to acquire additional shares in full, sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of our company as that term is defined in Rule 144 under the Securities Act. All of the shares of our common stock outstanding prior to this offering are "restricted securities," as defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 promulgated under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

The shares of our common stock that will continue to be held by Sunoco after this offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Sunoco in the open market after this offering, subject to contractual lock-up provisions described under "Underwriting—Lock Up Agreements" and the applicable requirements of Rule 144. In connection with this offering, we, our executive officers and directors and Sunoco have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of Credit Suisse Securities (USA) LLC, for the period ending 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution to its shareholders, such executive officer or director shall cease to be restricted by the lock-up agreement.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Sunoco has announced that it currently plans to complete its divestiture of us by distributing all of the shares of our common stock that it owns to the holders of its common stock. See "Arrangements Between Sunoco and Our Company" and "Risk Factors." Any shares distributed by Sunoco will be eligible for immediate re-sale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the six-month holding period requirement.

Shares of our common stock issued pursuant to our option plans generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

Lock-Up Agreements

Notwithstanding the foregoing, our executive officers, directors and existing stockholder have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a lock-up period described under "Underwriting—The Lock Up Agreements" pursuant to the agreements with Credit Suisse Securities (USA) LLC, as representative of the underwriters. This lock-up period may be extended in certain circumstances. Additionally, Credit Suisse Securities (USA) LLC may release all or a portion of the shares subject to lock-up agreements at any time prior to the end of the lock up period. See "Underwriting—The Lock-Up Agreements."

Registrations on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock issuable under a long-term incentive plan. These registration statements are expected to become effective upon filing. As a result, shares issued pursuant to such plan, including upon exercise of stock options, will be eligible for re-sale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates, the 180-day lock-up period, as applicable, and any management stockholder's agreements, as applicable. As of July 5, 2011, there were no awards outstanding under our long-term incentive plans, and 6,500,000 shares were reserved for future issuance.

Registration Rights

Some holders of our common stock are entitled to registration rights, which are described under "Arrangements Between Sunoco and Our Company" and "Underwriting." Prior to this offering, there has been no public market for our common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See "Risk Factors."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code by a non-U.S. holder.

A "non-U.S. holder" means a person (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

- an individual citizen or resident of the United States;

- a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if it: (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local, estate and gift or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it might not describe the U.S. federal income and estate tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income or estate tax laws (including if you are a United States expatriate, financial institution, person subject to the alternative minimum tax, person who has acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes (or investors in such entities)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U. S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

This discussion assumes that a non-U.S. holder will not be subject to the newly enacted withholding tax discussed below under "Additional Withholding Requirements."

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U. S. federal income tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United

States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder's shares of our common stock and, to the extent it exceeds such basis, as gain from the sale or exchange of such stock.

A foreign corporation that receives any such effectively connected dividends may be subject to an additional "branch profits tax" on its earnings and profits attributable to such dividends at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required: (1) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits, or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

- the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

- the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

- we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, generally in the same manner as if it were a United States person as defined under the Internal Revenue Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain generally in the same manner as if it were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the branch profits tax equal to 30 percent of its effectively connected earnings and profits attributable to such gain, or at such lower rate as may be specified by an applicable income tax treaty.

We have not determined whether we are a "United States real property holding corporation" for United States federal income tax purposes, and no assurance can be given that we are not or will not become one in the future. If, however, we are or become a "United States real property holding corporation," so long as our

common stock is regularly traded on an established securities market, generally only a non-U.S. holder who holds or held directly or indirectly (at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder's holding period) more than five percent of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own advisors about the consequences that could result if we are, or become, a "United States real property holding corporation."

Federal Estate Tax

Our common stock that is held (or treated as held) by an individual non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28 percent) on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30 percent of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 paid to (1) a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the debt exchange party has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock the debt exchange party acquires from Sunoco in the exchange described below:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman, Sachs & Co.	
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Wells Fargo Securities, LLC	
Deutsche Bank Securities Inc.	
Mitsubishi UFJ Securities (USA), Inc.	
Mizuho Securities USA Inc.	
PNC Capital Markets LLC	
Scotia Capital (USA) Inc.	
SunTrust Robinson Humphrey, Inc.	
UBS Securities LLC	
Samuel A. Ramirez & Company, Inc.	
The Williams Capital Group, L.P.	
Total	11,600,000

The underwriters are offering the shares of our common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters, to pay for and accept delivery of these shares of our common stock is subject to the approval of legal matters by underwriters' counsel, and to some other conditions. The underwriters are obligated to take and pay for all of these shares of our common stock, if any such shares are taken. The offering of these shares is subject to the receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have been granted a 30-day option to acquire up to 1,740,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. If the underwriters exercise the option to acquire additional shares as described above, the debt exchange party will acquire these additional shares from Sunoco in exchange for debt obligations of Sunoco held by the debt exchange party and sell the additional shares to the underwriters.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation Sunoco will pay:

	Per Share		Total	
	Without Over-allotment	**With Over-allotment**	**Without Over-allotment**	**With Over-allotment**
Underwriting Discounts and Commissions paid by Sunoco	$	$	$	$
Expenses payable by Sunoco..................	$	$	$	$

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. Sunoco shall pay all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5 percent of the shares of common stock being offered.

The underwriting agreement discussed above was entered into after a binding exchange agreement among Sunoco, the debt exchange party, and for limited purposes, our company, was signed. The terms of the exchange agreements are more fully described below under "—The Exchange." Under the terms of the binding exchange agreement, following the exchange, the debt exchange party will be the owner of the shares that it acquires under the exchange agreement.

The separation agreement between Sunoco and us contains various conditions for the benefit of Sunoco, and closing of this offering is conditioned on the satisfaction or waiver by Sunoco of those conditions between the date of this prospectus and the closing date. For further information regarding these conditions, see "Arrangements Between Sunoco and Our Company."

The Exchange

It is expected that Sunoco, the debt exchange party, and, for limited purposes, our company, will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange party, as a principal for its own account, will exchange debt obligations of Sunoco held by the debt exchange party for shares of our common stock held by Sunoco. We expect that the debt exchange party will hold indebtedness of Sunoco having an aggregate principal amount of at least $227 million based on a maximum assumed initial public offering price of $17.00 per share, which is the high point of the price range set forth on the cover of this prospectus. The amount of indebtedness of Sunoco held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold in this offering, inclusive of the shares of our common stock that may be sold pursuant to the over-allotment option. In the exchange, the debt exchange party will acquire the total number of shares being sold in this offering. For purposes of determining the amount of Sunoco indebtedness that Sunoco will receive from the debt exchange party in exchange for such shares, Sunoco expects that the debt obligations will be valued at the fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds, as shown on the cover page of this prospectus, plus an amount in cash to be paid by Sunoco. If the underwriters exercise the option to acquire additional shares as described above, the debt exchange party will also acquire the additional shares in exchange for debt obligations of Sunoco held by the debt exchange party. For purposes of determining the amount of Sunoco indebtedness that Sunoco will receive from the debt exchange party in exchange for the additional shares, the debt obligations will be valued at fair market value on the date of the exchange, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds per share shown on the cover page of this prospectus multiplied by the number of the additional shares acquired, plus an amount in cash to be paid by Sunoco.

Under U.S. federal securities laws, Sunoco will be deemed the selling stockholder and an underwriter of any shares of our common stock that the debt exchange party acquires from Sunoco in the exchange and sells in this offering. Similarly, under U.S. federal securities laws, the debt exchange party will be deemed to be an underwriter with respect to any shares of our common stock that it acquires in the exchange and sells in this offering. The debt exchange party will acquire and sell the shares as a principal for its own account, rather than on Sunoco's behalf. If Sunoco and the debt exchange party enter into the exchange agreement, as described above, the debt exchange party will be the owner of our shares of common stock it acquires in the exchange, regardless of whether this offering is completed. The debt exchange party, and not Sunoco, will receive the proceeds from the sale of the shares in this offering.

None of Sunoco, the debt exchange party or us have an obligation to participate in the exchange. Regardless of whether the exchange does or does not occur, the debt exchange party will pay its own expenses and discounts in connection with the shares acquired by it in the exchange.

Conflicts of Interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because the debt exchange party may receive up to $ million of the proceeds of this offering if the exchange described above takes place. Rule 5121 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they have received, or will receive, customary fees and expenses. In addition, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. are serving as joint bookrunning managers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are serving as senior co-managers and The Williams Capital Group, L.P. is serving as co-manager in connection with the concurrent private placement of senior notes. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are serving as joint lead arrangers and joint bookrunners, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving as term loan documentation agent and Credit Suisse Securities (USA) LLC is serving as term loan syndication agent under our term loan facility. Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving as joint lead arranger and joint bookrunner and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving as revolving facility syndication agent under our revolving credit facility. Affiliates of the underwriters may also be lenders under our credit facilities.

In the ordinary course of their various business activities the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors, Sunoco and certain of its officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution, such executive officer or director shall cease to be restricted by the lock-up agreement. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to 580,000 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Indemnification

We and the selling stockholder have agreed to indemnify the several underwriters and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as qualified independent underwriter, against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "SXC."

Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholder and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

- the information presented in this prospectus and otherwise available to the underwriters;

- the history of, and the prospects for, the industry in which we will compete;

- the ability of our management;

- the prospects for our future earnings;

- the present state of our development and our current financial condition;

- the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

- the general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may be able to close out any covered short position by either having the underwriters exercise their over-allotment option and/or purchasing shares in the open market.

- Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and Sunoco prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and Sunoco and the dealer from whom the purchase confirmation is received that:

- the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

- where required by law, that the purchaser is purchasing as principal and not as agent,

- the purchaser has reviewed the text above under Resale Restrictions, and

- the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us and Sunoco in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or Sunoco. In no case will the amount recoverable in any action exceed the price at which shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and Sunoco will have no liability. In the case of an action for damages, we and Sunoco will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and Sunoco may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

- to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

- to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

- to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

- in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Sunoco, as the selling stockholder, has not authorized and does not authorize the making of any offer of shares through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the selling stockholder or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a

"relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong, Singapore & Japan

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of

Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, New York, New York is representing us in connection with this offering. The underwriters are being represented by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The combined financial statements of SunCoke (the cokemaking and coal mining operations of Sunoco, Inc.) at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the balance sheet of SunCoke Energy, Inc. as of March 31, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of the proven and probable coal reserves of our existing coal mining operations and the HKCC Companies was prepared by Marshall Miller & Associates, Inc. and has been included in this prospectus upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (Registration No. 333-173022) under the Securities Act with respect to the common stock being offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, you should refer to the registration statement, including its exhibits and schedules. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC's website at *www.sec.gov*. Those filings also will be available to the public on our corporate web site at *www.suncoke.com.* The information we file with the SEC or contained on our corporate web site or any other web site that we may maintain is not part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and non-U.S. market share is based on information from governmental and intergovernmental entities, independent industry organizations and consultancies such as CRU International, Ltd., the World Coal Association, the World Steel Association, the American Coke and Coal Chemicals Institute, the International Energy Agency and Steel Business Briefing and other third-party sources (including industry publications, surveys and forecasts), and management estimates.

Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and organizations and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

GLOSSARY OF SELECTED TERMS

Term	Definition
Appalachian Region	Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian Region is divided into the northern, central and southern Appalachian regions.
Ash	Inorganic material consisting of iron, alumina, sodium and other incombustible matter that are contained in coal. Ash increases the weight of coal, adds to the cost of handling, and its composition may affect the coal's burning characteristics.
Asset Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the theoretical design cokemaking capacity applicable to the period, subject to certain operational and environmental limitations.
Assigned Reserves	Assigned reserves are those that can be mined with existing facilities and do not require major-capital expenditure for development.
Basic Oxygen Furnace, or BOF	A steelmaking furnace in which molten pig iron and steel scrap are converted into steel.
Battery	A connected bank of cokemaking ovens. A cokemaking facility may consist of one or more coke oven batteries.
Best Available Control Technology, or BACT	An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on a review of all available pollution control systems and considers economic feasibility. To receive a permit for construction in areas meeting national ambient air quality standards, or attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.
Bituminous coal	Coal that generally contains 45 to 86 percent carbon, including metallurgical coals used to make coke and certain steam coals used as fuel in steam-electric power generation and for heat and power applications in manufacturing.
Blast Furnace	A cylindrical smelting furnace used in the extraction of iron from iron ore. The iron ore along with metallurgical coke and typically a limestone flux are charged in the top of the furnace. A blast of hot, compressed air is piped in at the bottom of the furnace to increase temperatures so that the iron ore is reduced to nearly-pure liquid iron. The molten iron, also known as "hot metal," sinks to the bottom and is tapped off for further use in steelmaking.
British thermal unit, or "Btu"	A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

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Term	Definition
By-product cokemaking	A cokemaking process in which coal is heated in a positive pressure environment in the absence of oxygen and the resulting usable by-product coal chemicals are repurposed into fuel and other products for integrated steel furnaces and for other uses. Also known as recovery cokemaking.
By-product coke oven	A coke oven which employs by-product cokemaking.
Capacity Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the cokemaking capacity applicable to the period.
Clean Air Act	The United States Clean Air Act, as amended.
Coal-to-coke yield	The amount of metallurgical coke produced from a given quantity of metallurgical coal, typically expressed as a percentage. The yield can vary according to the particular coal blend properties and the coking process; however, 1 ton of metallurgical coal typically yields approximately 0.7 tons of metallurgical coke, representing a 70 percent coal-to-coke yield.
Coal seam	Coal deposits occur in layers typically separated by layers of rock. Each layer of coal is called a "seam." A seam can vary in thickness from inches to a hundred feet or more.
Coalbed methane	Methane gas formed during coal formation and stored within the coal seam.
Cogeneration facility	A power station that simultaneously generates both electricity and useful heat.
Coke, or Metallurgical Coke	A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is a principal raw material used in the manufacture of iron and steel.
Cokemaking capacity	The number of tons of blast furnace size coke that a cokemaking facility can produce on an annual basis under normal operating conditions. Small size coke production that is not blast furnace size is commonly referred to as "nut coke", "breeze" or "fines" and is separated from the blast furnace size coke in screening facilities.
Cold strength	The ability of coke to withstand breakage at room temperature; reflects coke behavior outside the blast furnace and in the upper part of the blast furnace.
Demonstrated Reserves	Demonstrated reserves are the sum of the estimates of proven and probable reserves.
EIA	U.S. Energy Information Administration
Electric arc furnace, or EAF	A furnace that heats steel scrap, pig iron and direct reduced iron by means of an electric arc to produce liquid steel.

Term	Definition
EPA	U.S. Environmental Protection Agency
Flue gas	Gas produced from the combustion of coal volatile matter that exits the coke oven through a system of flues, which are enclosed passageways for directing products of combustion to subsequent processing/cleaning and ultimately to the atmosphere.
Flue gas desulfurization	A process used to remove sulfur oxides from the combusted flue gases of a cokemaking facility before discharge to the atmosphere. Chemicals such as lime are used as the scrubbing media.
Greenfield cokemaking facility. . . .	A cokemaking facility constructed at a site where no coke oven batteries previously existed.
Heaving and settling	Abnormal conditions caused by the movement of material underlying a coke battery's foundation. Heaving occurs when the material below the battery expands causing the ovens above to rise. Settling occurs when the material below the battery compacts causing the ovens above to sink. The combination can result in unleveled batteries and can cause damage to affected ovens.
Heat recovery cokemaking facility	Non-recovery cokemaking facilities that heat coal in a negative pressure environment and are designed to use the excess heat from combustion to produce steam and/or electricity are referred to as heat recovery facilities.
Heat recovery steam generator . . .	A heat exchanger that recovers heat from a hot gas stream and uses the heat to produce steam for process uses or electric power generation.
Highwall mine	Exposed coal seam or seams remaining after the last economic cut has been completed as part of a conventional surface mining operation. The exposed coal seam lies under the rock and overburden, also known as the "highwall" of the mine, and can be removed by specialized highwall mining equipment that cuts into the seam and extracts the coal.
Lowest Achievable Emission Rate, or LAER.	An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on review of all emission limitation achieved in practice or included in state implementation plans. To receive a permit for construction in areas not meeting national ambient air quality standards, or non-attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.
Maximum Achievable Control Technology, or MACT	A national emission standard for hazardous air pollutants set by the U.S. Environmental Protection Agency as required by the Clean Air Act Amendments of 1990.
Megawatt	1 million watts
Metallurgical coal.	The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" or "coking" coal.

Term	Definition
MSHA	Mine Safety and Health Administration
Non-recovery cokemaking	A cokemaking process in which coal is heated in a negative pressure environment in which the resulting volatile matter is combusted.
NOV	Notice of violation. A formal, written letter to the regulated entity that the enforcement agency believes that the entity is in violation of the law and that it should come into compliance or be prepared to defend its actions in subsequent enforcement. These alleged violations do not represent a final, legal determination that a violation has occurred until adjudication is complete.
NOx	Nitrogen oxides. NOx represents both NO_2 and NO_3 which are gases formed in high temperature environments such as coal combustion.
Oven coking chamber	A refractory-lined chamber in the coke oven in which coal undergoes destructive distillation to produce coke.
Pig iron	Formed and cooled hot metal from a blast furnace.
Preparation plant	Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process removes waste material and separates higher ash coal and may also remove some of the coal's sulfur content.
Probable reserves	Coal reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Probable reserves lie more than one-fourth of a mile, but less than three-fourths of a mile from a coal measurement site.
Proven reserves	Coal reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves lie within a one-fourth mile arc around a coal measurement site.
Reclamation	The process of restoring land to its prior condition, productive use or other permitted condition following mining or other industrial activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.
Reserve	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Term	Definition
"Room and pillar" method	Underground mining method in which the mined material is extracted across a horizontal plane while leaving "pillars" of untouched material to support the roof overburden, resulting in open areas or "rooms" underground.
Steam coal, or thermal coal	Coal that is used primarily for its heating value or thermal content. Steam or thermal coal tends not to have the carbonization and coking properties possessed by metallurgical coal. Most steam coal is used to produce electricity in thermal power plants.
Sulfur	One of the elements present in varying quantities in coal that is emitted when coal is burned. Sulfur dioxide (SO_2) is produced as a gaseous by-product of coal combustion.
Surface mine	A type of mine in which the soil and rock overlying the coal deposit (the overburden) are removed to extract the coal. Surface mining, also commonly known as "strip mining" or "open pit mining", is used when deposits of coal are found near the surface such that removing the overburden with heavy equipment such as earthmovers and excavators is economic.
Thermal coal drying	Process of removing moisture from coal.
Tons	A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to as a "ton" in this prospectus.
Underground mine	A mine, also known as a "deep" mine, in which the coal lies below the surface of the earth such that it is not economic to extract the coal through surface mining methods. The coal is mined through tunnels, passages, and openings that are connected to the surface for the purpose of the removal of the coal.
Waste heat	Heat produced by industrial processes with no useful application.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sunoco, Inc.

We have audited the accompanying combined balance sheets of SunCoke (the "Company") (the cokemaking and coal mining operations of Sunoco, Inc. as described in Note 1) as of December 31, 2010 and 2009, and the related combined statements of income, cash flows and comprehensive income and equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SunCoke at December 31, 2010 and 2009, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/   Ernst & Young LLP

Philadelphia, Pennsylvania
March 23, 2011

SunCoke
Combined Statements of Income

	Years Ended December 31		
	2010	**2009**	**2008**
	(Dollars in thousands)		
Revenues			
Sales and other operating revenue (Notes 2 and 3)	$1,316,547	$1,124,016	$ 838,936
Other income, net (Note 3)..	10,046	20,970	1,315
Total revenues...	1,326,593	1,144,986	840,251
Costs and operating expenses			
Cost of products sold and operating expenses (Note 2)	1,036,944	860,830	630,771
Selling, general and administrative expenses (Note 2)	67,232	40,205	34,244
Depreciation, depletion, and amortization...........................	48,157	32,323	24,554
Total costs and operating expenses................................	1,152,333	933,358	689,569
Operating income...	174,260	211,628	150,682
Interest income—affiliate (Note 2).................................	23,687	24,063	27,351
Interest income	35	447	218
Interest cost—affiliate (Note 2)....................................	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999
Total financing income, net	18,988	20,340	20,381
Income before income tax expense	193,248	231,968	171,063
Income tax expense (Note 4)	46,942	20,732	38,131
Net income	146,306	211,236	132,932
Less: Net income attributable to noncontrolling interests	7,107	21,552	19,028
Net income attributable to net parent investment	$139,199	$189,684	$113,904

(See Accompanying Notes)

SunCoke
Combined Balance Sheets

	December 31	
	2010	2009
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 40,092	$ 2,741
Accounts receivable (Note 3)	44,606	79,339
Inventories (Note 5)	106,610	106,579
Deferred income taxes (Note 4)	1,140	—
Total current assets	192,448	188,659
Notes receivable from affiliate (Note 2)	289,000	289,000
Investment in Brazilian cokemaking operations (Note 3)	40,976	40,976
Properties, plants and equipment, net (Note 6)	1,180,208	1,012,771
Deferred charges and other assets	15,834	15,280
Total assets	$1,718,466	$1,546,686
Liabilities and Equity		
Advances from affiliate (Note 2)	$ 888,512	$ 409,251
Accounts payable	106,350	74,958
Accrued liabilities (Note 8)	53,158	29,992
Taxes payable	7,704	5,834
Deferred income taxes (Note 4)	—	534
Total current liabilities	1,055,724	520,569
Payable to affiliate (Note 2)	55,813	25,018
Accrual for black lung benefits (Note 9)	26,605	24,092
Retirement benefit liabilities (Note 8)	42,854	85,003
Deferred income taxes (Note 4)	85,930	55,044
Asset retirement obligations (Note 7)	11,014	10,296
Other deferred credits and liabilities	11,185	11,046
Commitments and contingent liabilities (Note 10)		
Total liabilities	1,289,125	731,068
Equity		
Net parent investment (Note 11)	369,541	741,994
Noncontrolling interests (Note 12)	59,800	73,624
Total equity	429,341	815,618
Total liabilities and equity	$1,718,466	$1,546,686

(See Accompanying Notes)

SunCoke
Combined Statements of Cash Flows

	Years ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Cash Flows from Operating Activities:			
Net income.	$ 146,306	$ 211,236	$ 132,932
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	48,157	32,323	24,554
Deferred income tax expense	15,426	15,174	14,618
Payments (in excess of) less than expense for retirement plans	(5,979)	3,309	1,607
Changes in working capital pertaining to operating activities:			
Accounts receivable	34,733	(38,577)	(13,668)
Inventories	(31)	(27,078)	(32,674)
Accounts payable and accrued liabilities	54,163	(8,300)	39,478
Taxes payable	1,870	(240)	(714)
Other.	1,958	(601)	5,197
Net cash provided by operating activities	296,603	187,246	171,330
Cash Flows from Investing Activities:			
Capital expenditures.	(215,657)	(215,194)	(304,473)
Proceeds from sale of assets	1,736	88	4
Net cash used in investing activities	(213,921)	(215,106)	(304,469)
Cash Flows from Financing Activities:			
Net increase (decrease) in advances from affiliate.	(56,195)	25,497	205,831
Contribution from parent.	1,000	—	—
Repayments of revolving credit loans from affiliate	—	—	(10,000)
Repayments of borrowings under deficit funding agreement with related party	—	—	(55,968)
Increase in payable to affiliate	30,795	733	24,124
Cash distributions to noncontrolling interests in cokemaking operations . . .	(20,931)	(18,611)	(30,284)
Net cash (used in) provided by financing activities	(45,331)	7,619	133,703
Net increase (decrease) in cash and cash equivalents	37,351	(20,241)	564
Cash and cash equivalents at beginning of period	2,741	22,982	22,418
Cash and cash equivalents at end of period	$ 40,092	$ 2,741	$ 22,982

(See Accompanying Notes)

SunCoke
Combined Statements of Comprehensive Income and Equity

	Comprehensive Income[1]	Net Parent Investment	Noncontrolling Interests
	(Dollars in thousands)		
At December 31, 2007		$ 445,938	$ 81,939
Net income	$ 132,932	113,904	19,028
Other comprehensive loss (net of related tax benefit of $3,520):			
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(111)	(111)	—
Retirement benefit plans funded status adjustment	(5,405)	(5,405)	—
Currency translation adjustment	(1,914)	(1,914)	—
Cash distributions to noncontrolling interests	—	—	(30,284)
Total	$ 125,502		
At December 31, 2008		$ 552,412	$ 70,683
Net income	$ 211,236	189,684	21,552
Other comprehensive income (loss) (net of related tax benefit of $1,447):			
Reclassifications of prior service benefit and actuarial loss amortization to earnings	366	366	—
Retirement benefit plans funded status adjustment	(2,694)	(2,694)	—
Currency translation adjustment	2,226	2,226	—
Cash distributions to noncontrolling interests	—	—	(18,611)
Total	$ 211,134		
At December 31, 2009		$ 741,994	$ 73,624
Net income	$ 146,306	139,199	7,107
Other comprehensive income (loss) (net of related tax benefit of $13,823):			
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(1,712)	(1,712)	—
Retirement benefit plans funded status adjustment	24,068	24,068	—
Currency translation adjustment	448	448	—
Capital contribution from parent	—	1,000	—
Noncash distributions to affiliates	—	(535,456)	—
Cash distributions to noncontrolling interests	—	—	(20,931)
Total	$ 169,110		
At December 31, 2010		$ 369,541	$ 59,800

---

[1] Comprehensive income attributable to net parent investment amounted to $162,003, $189,582, and $106,474 for the years ended December 31, 2010, 2009 and 2008, respectively.

(See Accompanying Notes)

SunCoke

Notes to Combined Financial Statements

1. Summary of Significant Accounting Policies

Principles of Combination and Description of Business

The accompanying combined financial statements include the accounts of all operations that comprise the cokemaking and coal mining operations of Sunoco, Inc. (collectively, "SunCoke" or the "Company"), after elimination of all intercompany balances and transactions within the combined group of companies. The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company's Jewell Coke Company, L.P. ("Jewell") facility in Vansant, VA; Indiana Harbor Coke Company, L.P. ("Indiana Harbor") facility in East Chicago, IN; Haverhill North Coke Company ("Haverhill") facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC ("Granite City") facility in Granite City, IL. The Company has also entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel's Middletown, OH steelmaking facility (Note 3). In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and all of its affiliates (the "HKCC Companies"), which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company's existing mines for approximately $40 million, exclusive of contingent consideration.

In December 2010, Sunoco, Inc. formed SunCoke Energy, Inc. ("SunCoke Energy") to ultimately acquire, own, and operate the cokemaking and coal mining operations of Sunoco which constitute the businesses set forth in these combined financial statements. As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to SunCoke Energy the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of SunCoke Energy's common stock, the ownership of these businesses will be transferred to SunCoke Energy. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute its remaining equity interest in SunCoke Energy after the initial public offering to holders of Sunoco's common stock through a spin-off at a later date.

A variable interest entity ("VIE") is a legal entity in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics: (1) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance; (2) the obligation to absorb the expected losses of the legal entity; or (3) the right to receive the expected residual returns of the legal entity. A company with a variable interest or interests in a VIE is required to consolidate that VIE if it has a controlling financial interest, which will have both of the following characteristics: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company entered into an agreement in March 1997 with Lakeshore Coal Handling Corporation ("Lakeshore") which provides coal handling services at the Indiana Harbor cokemaking facility. Under generally accepted accounting principles, it is possible that Lakeshore would be a VIE and that the Company should be considered Lakeshore's primary beneficiary. However, Lakeshore has declined to provide the Company with the financial information to make this determination. Accordingly, the Company does not include Lakeshore's

accounts in its combined financial statements as permitted by a transition provision of the VIE accounting guidance. In addition, the Company has no obligations to Lakeshore under the agreement other than the amounts payable for the coal handling services (Note 10). The Company will continue to make efforts to obtain this information.

Basis of Presentation

The accompanying combined financial statements reflect the historical cost-based amounts of the Company and include charges from Sunoco, Inc. and its subsidiaries (collectively, "Sunoco") for direct costs and allocations of indirect corporate overhead attributable to the operations of the Company. The Company believes that the allocation methods are reasonable, and that the allocations are representative of what the costs would have been on a stand-alone basis. However, because of certain related party relationships and transactions (Note 2), these combined financial statements may not necessarily be indicative of the conditions that would have existed or results of operations that would have occurred if the Company had been a separate and independent company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual amounts could differ from these estimates.

Currency Translation

The functional currency of the Company's Brazilian operations is the Brazilian real. The Company's Brazilian operations translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process is shown as cumulative translation adjustments within accumulated other comprehensive income (loss) in the combined balance sheets. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period.

Some transactions of the Company's Brazilian operations are conducted in currencies different from their functional currency. Gains and losses from these foreign currency transactions are included in income as they occur and were not material to the results of operations during the years ended December 31, 2010, 2009 and 2008.

Revenue Recognition

The Company sells metallurgical coal and coke as well as steam and electricity to third-party customers. Steam is also sold to Sunoco. The Company also receives fees for operating the cokemaking plant in Brazil and for the licensing of its proprietary technology for use at this facility as well as reimbursement of substantially all of its operating costs. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Licensing fees, which are determined on a per ton basis, are recognized when coke is produced in accordance with the contract terms. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

As discussed in Note 3, substantially all of the metallurgical coke produced by the Company is sold pursuant to long-term contracts with its customers. The Company evaluates each of its contracts to determine

whether the arrangement contains a lease under the applicable accounting standards. If the specific facts and circumstances indicate that it is remote that parties other than the contracted customer will take more than a minor amount of the coke that will be produced by the property, plant, and equipment during the term of the coke supply agreement, and the price that the customer is paying for the coke is neither contractually fixed per unit nor equal to the current market price per unit at the time of delivery, then the long-term contract is deemed to contain a lease. The lease component of the price of coke represents the rental payment for the use of the property, plant and equipment, and all such payments are accounted for as contingent rentals as they are only earned by the Company when the coke is delivered and title passes to the customer. The total amount of revenue recognized by the Company for these contingent rentals represents less than 10 percent of combined sales and other operating revenues for each of the years ended December 31, 2010, 2009 and 2008.

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method, except for the cost of coal inventory at Jewell and the Company's materials and supplies inventory, which are determined using the average-cost method.

The Company utilizes the selling prices under its long-term coke supply contracts (Note 3) to record lower of cost or market inventory adjustments. Through December 31, 2010, the selling price for coke at Jewell was an amount equal to the sum of: (1) the cost of delivered coal to the Haverhill facility multiplied by an adjustment factor; (2) actual transportation costs; (3) an operating cost component indexed for inflation; (4) a fixed-price component; and (5) applicable taxes (except for property and net income taxes). Coke selling prices for Indiana Harbor, Haverhill and Granite City production reflect the pass-through of coal costs and transportation costs. Such prices also include an operating cost and fixed-price component.

Properties, Plants and Equipment

Plants and equipment and capitalized coal mine development costs are depreciated on a straight-line basis over their estimated useful lives. Coke and energy plant, machinery and equipment are depreciated over 25 to 30 years. All depreciation, depletion and amortization is excluded from cost of products sold and operating expenses and presented separately in the combined statements of income. Gains and losses on the disposal or retirement of fixed assets are reflected in income when the assets are sold or retired. Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset's useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefits costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized.

The Company's coal mining operations lease small parcels of land, mineral rights and coal mining rights. Substantially all of the leases are "life of mine" agreements that extend the Company's mining rights until all reserves have been recovered. These leases convey mining rights to the Company in exchange for payment of certain royalties and/or fixed fees. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method. Only proven and probable coal reserves are included in the depletion base.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset, or group of assets, are considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset, or group of assets, are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset, or group of assets. The Company is currently reviewing the results of an engineering study conducted to evaluate the expected physical life of the coke ovens at its Indiana Harbor cokemaking facility. The Company believes that based on its current estimates of the undiscounted future cash flows associated with its Indiana Harbor operations, the long-lived assets are not impaired.

Investment in Brazilian Cokemaking Operations

SunCoke's investment in preferred shares of the company that owns the cokemaking facility in Vitória, Brazil that SunCoke operates under licensing and operating agreements is accounted for at cost. Income received by SunCoke from this investment, which is in the form of a dividend, is contingent upon achieving certain minimum production levels at the facility and payment is guaranteed by the parent company of the plant's owner, which is a lessee of the facility. Accordingly, the Company recognizes income from this investment when certain required production levels have been met and the amount is deemed collectible.

Income Taxes

The Company and certain subsidiaries of Sunoco are included in the consolidated federal and consolidated, combined or unitary state income tax returns filed by Sunoco. However, the provision for income taxes included in the combined statements of income and deferred income tax amounts reflected in the combined balance sheets have been determined on a theoretical separate-return basis. Any current federal and state income tax amounts under a tax-sharing arrangement are settled with Sunoco. Net operating losses and tax credit carryforwards generated on a separate-return basis may be used to offset future taxable income determined on a similar basis. Such benefits are reflected in the Company's deferred tax assets notwithstanding the fact that such losses and credits may actually have been realized on Sunoco's consolidated income tax returns. In order to recognize fully the deferred tax asset, the Company must expect to generate sufficient taxable income to utilize its temporary differences and net operating loss and tax credit carryforwards before they would expire on a separate-return basis. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance is regularly reviewed for adequacy.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest accrued related to unrecognized tax benefits are included in interest cost and penalties accrued related to unrecognized tax benefits are included in income taxes in combined statement of income.

Retirement Benefit Liabilities

The funded status of defined benefit and postretirement benefit plans is fully recognized on the combined balance sheets. It is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Actuarial gains (losses) and prior service (benefits) costs which have not yet been recognized in net income are recognized as a credit (charge) to

the accumulated other comprehensive loss component of net parent investment. The credit (charge) to net parent investment, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense. In addition, the credit (charge) may also be recognized in net income as a result of a plan curtailment or settlement.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and depreciated over its remaining estimated useful life. The Company's asset retirement obligations primarily relate to costs associated with restoring land to its original state.

Shipping and Handling Costs

Shipping and handling costs are included in cost of products sold and operating expenses.

Fair Value Measurements

The Company determines the fair value of its balance sheet items that are required to be measured at fair value on a recurring basis using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by the new guidance. The Company generally applies the "market approach" to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

2. Related Party Transactions

The related party transactions with Sunoco and its affiliates are as follows:

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables which include advances to fund capital expenditures amounted to $864.3 and $396.1 million at December 31, 2010 and 2009, respectively. Interest on such advances is based on short-term money market rates. The weighted-average interest rates used to determine interest expense for these amounts due were 1.6, 1.6 and 4.1 percent at December 31, 2010, 2009, and 2008, respectively.

Jewell has a $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the "Jewell Revolver"), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at December 31, 2010 or 2009.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the "Deficit Funding Agreement").

The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at December 31, 2010 or 2009.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the "Indiana Harbor Revolver"), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. Borrowings under the Indiana Harbor Revolver amounted to $24.2 and $13.1 million at December 31, 2010 and 2009, respectively. The interest rates for advances under the Indiana Harbor Revolver were based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 and 1.23 percent at December 31, 2010 and 2009, respectively).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined statements of income and totaled $1.5, $1.8, and $5.1 million in 2010, 2009, and 2008, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined statements of income and totaled $5.4, $5.7, and $11.2 million in 2010, 2009, and 2008, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company ("Claymont"), a wholly owned subsidiary of Sunoco. The loan is evidenced by a note, which is due January 1, 2032 with interest receivable at a rate of 7.44 percent per annum. Interest income related to the note, which is paid quarterly, is included in interest income—affiliate in the combined statements of income and amounted to $14.9 million in 2010, 2009, and 2008.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan is evidenced by a note, which is due December 31, 2020 with interest receivable at a rate of 8.24 percent per annum. Interest income related to the note, which is paid annually, is included in interest income—affiliate in the combined statements of income and amounted to $7.3 million in 2010, 2009, and 2008.

The Company has a non-interest bearing payable to affiliate totaling $55.8 and $25.0 million at December 31, 2010 and 2009. This intercompany balance represents the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.

Net Parent Investment

The net parent investment represents Sunoco's equity investment in the Company and reflects capital contributions or returns of capital, net income attributable to Sunoco's ownership and accumulated other comprehensive income (loss) which is all attributable to Sunoco's ownership.

During 2010, certain entities which are part of SunCoke made noncash distributions comprised of $535.5 million of amounts receivable from Sunoco, Inc. (R&M) as a distribution of prior years' earnings of such subsidiaries to Sunoco. The receivables, which had been offset against amounts due to Sunoco, Inc. (R&M) in

the combined balance sheet, were established by prior cash deposits to Sunoco, Inc. (R&M) resulting primarily from the subsidiaries' earnings. This transaction was treated as a noncash increase in advances from affiliate and a decrease in net parent investment. Accordingly, it is not reflected in the combined statement of cash flows for the year ended December 31, 2010.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-cost steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco's Chemicals business. Such steam sales totaled $9.6, $7.8, and $11.0 million in 2010, 2009, and 2008, respectively.

Allocated Expenses

Amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco's principal management incentive plans. The employee benefit costs were allocated as percentage of the executives' actual pay while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company has also been allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include: estimates of the cost and level of support attributable to SunCoke for legal, accounting, treasury and engineering; usage and headcount for information technology; and prior years' claims information and historical cost of insured assets for insurance. The above allocations are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined statements of income and totaled $7.1, $6.3, and $3.7 million in 2010, 2009, and 2008 respectively.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current third-party investors of the Indiana Harbor cokemaking operations and the former third-party investors of the Jewell cokemaking facility on behalf of the Company, see Note 10 to the combined financial statements.

3. Customer Concentrations

The Company currently sells approximately 3.6 million tons of metallurgical coke per year to its three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Substantially all of the production from the Jewell and Indiana Harbor facilities and approximately one half of the production from the Haverhill facility is sold pursuant to long-term contracts with affiliates of ArcelorMittal. The remaining balance of coke sales produced at the Haverhill facility, which commenced operations in 2008 and became fully operational in 2009, were initially sold to affiliates of OAO Severstal and then to AK Steel under long-term contracts. All coke sales from the Granite City cokemaking facility, which commenced operations in the fourth quarter of 2009, are made pursuant to a long-term contract with U.S. Steel. In addition, the licensing and operating fees, as well as preferred dividends pertaining to the Brazilian cokemaking operations, are payable to the Company under long-term contracts with a Brazilian subsidiary of ArcelorMittal.

The Company generally does not require any collateral with respect to its accounts receivable. At December 31, 2010, the Company's accounts receivable balances were primarily due from ArcelorMittal, U.S. Steel and AK Steel.

The Company is also supplying ArcelorMittal with substantially all of the coke production from the Jewell operations. Under the coke sales agreement, the Company is required to provide ArcelorMittal with up to 710 thousand tons of coke annually. Prior to the restructuring of this contract (see below), the term of that agreement ran through September 2020 (concurrent with the term of the Haverhill agreement with ArcelorMittal). Under the agreement, coke was being supplied on a take-or-pay basis through October 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds.

Production from the Indiana Harbor facility is sold and delivered principally to ArcelorMittal's Indiana Harbor Works steel plant, which is adjacent to the Indiana Harbor cokemaking facility. The coke sales agreement requires the Company to provide ArcelorMittal with 1.22 million tons of coke annually on a take-or-pay basis.

The Company is supplying approximately 550 thousand tons per year of coke from its Haverhill plant to affiliates of ArcelorMittal. Prior to the restructuring of this contract (see below), coke was being supplied to affiliates of ArcelorMittal on a take-or-pay basis through September 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds through October 2020. The coke price under the coke agreement at Haverhill with affiliates of ArcelorMittal reflects the pass through of coal and transportation costs, all applicable taxes (excluding property and income taxes), and coke transportation costs, as well as an operating cost component and fixed cost component. ArcelorMittal is entitled to receive under the Haverhill agreement, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available.

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke purchase agreement. In August 2010, ArcelorMittal presented the Company with additional bases for challenging the prices charged for coke produced at the Jewell facility as well as its Haverhill facility and also presented its notice of intent to arbitrate outstanding issues relating to the Indiana Harbor facility, including, among other things, the prices charged for coke produced at that facility. The Company and ArcelorMittal participated in court ordered mediation in January 2011 which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke supply agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components payable to the Company under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. This extension provides the Company a guaranteed outlet for this coke production through 2020. If the amendments to the Jewell and Haverhill agreements had been in place during 2010, the Company's pretax income would have been reduced by approximately $60 million (unaudited). In February 2011, ArcelorMittal and the Company also entered into a settlement agreement to resolve the Indiana Harbor arbitration claims. The Indiana Harbor settlement will not significantly impact the Company's future income.

The Company is the operator of a cokemaking facility in Vitória, Brazil and has preferred stock investment of $41.0 million in the project company that owns the Vitória facility. The Company is the sole subscriber of preferred shares. The project company is a VIE for which the Company is not the primary beneficiary. As such, the Company does not include the project company's accounts in its combined financial statements. Originally, under a series of agreements with the local project company, in which ArcelorMittal Brasil ("AMB") is the major shareholder, AMB agreed to purchase all of the coke and steam produced at the cokemaking facility under a long-term tolling agreement and the Company agreed to operate the cokemaking facility through 2023 and receive fees for operating the plant as well as for the licensing of the Company's proprietary technology. The Company is also entitled to a $9.5 million annual dividend for its preferred stock investment until 2023. Receipt

of the dividend generally requires that certain minimum production levels are achieved at the facility. Dividend income of $9.5 million was recognized in the second quarter of 2009 when it was determined that amounts attributable to 2008 were realizable. An additional dividend of $9.5 million was recognized in the fourth quarters of 2010 and 2009. There was no dividend income recognized in 2008. These amounts are included in other income, net, in the combined statements of income. In addition, AMB and the Company have a call and put option, respectively, on the Company's investment in the project company, which can be exercised in 2024. The option price is $41.0 million, the amount of SunCoke's investment, plus any unpaid dividends and related interest. In the fourth quarter of 2009, the commercial and investment structure was modified to allow the local project company to lease the coke facility to AMB rather than enter into a long-term tolling agreement for coke. As part of this restructuring, the long-term operating agreement with the Company was assigned and restated with AMB and AMB has guaranteed the dividend payable by the local project company to SunCoke.

Coke sales to ArcelorMittal and licensing and operating fees from AMB, in total, accounted for 69, 84 and 92 percent, for the years ended December 31, 2010, 2009 and 2008, respectively, of the Company's total revenues.

In February 2008, the Company entered into an agreement with U.S. Steel under which the Company would build, own and operate a 650 thousand tons-per-year cokemaking facility adjacent to U.S. Steel's steelmaking facility in Granite City, IL. Construction of this facility was completed in the fourth quarter of 2009. In connection with this agreement, U.S. Steel has agreed to purchase, over a 15-year period, such coke production as well as the steam generated from the heat recovery cokemaking process at this facility.

In connection with the expansion of the Haverhill facility, the Company entered into coke purchase agreements with affiliates of OAO Severstal. Under these coke sales agreements, the affiliates of OAO Severstal agreed to purchase on a take-or-pay basis, over a 15-year period, 550 thousand tons per year from the facility. In August 2009, the Company entered into a 12-year coke sales agreement and companion energy sales agreement with AK Steel, which replaced the take-or-pay contract with the affiliates of OAO Severstal effective September 1, 2009 and January 1, 2010, respectively. Under the new agreement, AK Steel had a limited purchase obligation of 13.5 thousand tons of coke for 2009, and beginning January 1, 2010, AK Steel is required to purchase all 550 thousand tons of coke per year from this facility. In addition, under the energy sales agreement, AK Steel began purchasing 50 percent of the electricity produced at the associated cogeneration power plant in May 2010. These contracts are subject to early termination by AK Steel after November 2014 under limited circumstances provided AK Steel has given at least two years notice of its intention to terminate and certain other conditions are met.

In March 2008, the Company entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel's Middletown, OH steelmaking facility. The Company has obtained the necessary permits to build and operate the plant, although some of them have been appealed. Management believes that any risks have been sufficiently mitigated and construction of the facility is proceeding. These facilities are expected to cost in aggregate approximately $410 million and be completed in the fourth quarter of 2011. The plant is expected to produce approximately 550 thousand tons of coke per year and, on average, 44 megawatts of power per hour. In connection with this agreement, AK Steel has agreed to purchase, over a 20-year period, all of the coke and available electrical power from these facilities. Expenditures through December 31, 2010 for the construction of this facility totaled $242.2 million.

SunCoke

Notes to Combined Financial Statements (continued)

4. Income Taxes

The components of income tax expense are as follows:

	Years Ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Income taxes currently payable (receivable):			
U.S. federal.	$23,660	$(10,263)	$11,565
State	5,220	13,003	9,487
Foreign	2,636	2,818	2,461
	31,516	5,558	23,513
Deferred tax (benefit):			
U.S. federal.	14,780	15,056	15,557
State	646	118	(939)
	15,426	15,174	14,618
	$46,942	$ 20,732	$38,131

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Years Ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Income tax expense at U.S. statutory rate of 35 percent	$ 67,637	$ 81,189	$ 59,872
Increase (reduction) in income taxes resulting from:			
Income attributable to noncontrolling interests[1].	(2,487)	(7,543)	(6,660)
Nonconventional fuel credit	(19,044)	(19,299)	(15,727)
Gasification investment tax credit[2]	—	(40,663)	—
State and other income taxes, net of federal income tax effects	3,813	8,529	5,556
Percentage depletion	—	(517)	(1,192)
Manufacturers' deduction	(2,834)	—	(2,574)
Other	(143)	(964)	(1,144)
	$ 46,942	$ 20,732	$ 38,131

---

[1] No income tax expense is reflected in the combined statements of income for partnership income attributable to noncontrolling interests.

[2] Recognized under the flow-through method of accounting for investment tax credits.

During 2010, the Company recognized a current year deferred tax benefit of $19.0 million attributable to a nonconventional fuel tax credit carryforward and utilized nonconventional fuel tax credit carryforwards generated from 2004 through 2006 of $9.8 million. During 2009, the Company recognized tax credit carryforward benefits of $60.0 million attributable to the nonconventional fuel credit and the gasification investment tax credit.

The tax effects of temporary differences that comprise the net deferred income tax liability are as follows:

	December 31	
	2010	**2009**
	(Dollars in thousands)	
Deferred tax assets:		
Retirement benefit liabilities	$ 17,654	$ 32,285
Black lung benefit liabilities	10,068	9,071
Nonconventional fuel credit carryforward[1]	73,242	63,997
Gasification investment tax credit carryforward[1]	40,663	40,663
Federal tax credit carryforward[2]	2,694	4,877
Foreign tax credit carryforward	—	3,831
State tax credit carryforward, net of federal income tax effects	4,857	3,774
State net operating loss carryforward, net of federal income tax effects	—	2,034
Other liabilities not yet deductible	11,622	10,996
Other	1,006	1,024
	161,806	172,552
Deferred tax liabilities:		
Properties, plants and equipment	(245,375)	(218,193)
Investment in partnerships	(1,221)	(9,937)
	(246,596)	(228,130)
Net deferred income tax liability	$ (84,790)	$ (55,578)

[1] Nonconventional fuel credit and gasification investment tax credit carryforwards would expire on a separate-return basis from 2026 through 2030. These credits have already been or are expected to be utilized by Sunoco on its consolidated income tax return.

[2] The federal tax credit carryforward represents an alternative minimum tax (AMT) credit carryforward. This credit has already been utilized by Sunoco on its consolidated income tax return.

The net deferred income tax liability is classified in the combined balance sheets as follows:

	December 31	
	2010	**2009**
	(Dollars in thousands)	
Current asset	$ 1,140	$ —
Current liability	—	(534)
Noncurrent liability	(85,930)	(55,044)
	$(84,790)	$(55,578)

Cash payments (refunds), including settlements, for income taxes as required under the tax-sharing arrangement with Sunoco amounted to $32.4, $(6.1), and $25.2 million in 2010, 2009, and 2008, respectively.

Sunoco's consolidated federal income tax returns which include SunCoke have been examined by the Internal Revenue Service for all years through 2006. State and foreign income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. There are no outstanding controversies applicable to

SunCoke

Notes to Combined Financial Statements (continued)

SunCoke which would require recognition of a liability for unrecognized tax benefits at December 31, 2010 and the Company has recorded no liabilities for unrecognized tax benefits, interest or penalties during the years ended December 31, 2010, 2009 and 2008. The Company does not expect that any unrecognized tax benefits pertaining to income tax matters will be required in the next twelve months.

5. Inventories

The Company's inventory consists of metallurgical coal, which is the principal raw material for the Company's cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	December 31	
	2010	2009
	(Dollars in thousands)	
Coal	$ 68,659	$ 63,478
Coke	13,152	23,814
Materials, supplies and other	24,799	19,287
	$106,610	$106,579

6. Properties, Plants and Equipment, Net

The components of net properties, plants and equipment were as follows:

	December 31	
	2010[1]	2009
	(Dollars in thousands)	
Coke and energy plant, machinery and equipment	$1,037,046	$1,024,220
Mining plant, machinery and equipment	120,205	107,213
Land and land improvements	56,588	52,492
Lease and mineral rights	12,642	12,458
Construction-in-progress	263,114	84,868
Other	27,186	22,761
Gross investment, at cost	1,516,781	1,304,012
Less: Accumulated depreciation, depletion and amortization	(336,573)	(291,241)
Total properties, plants and equipment, net	$1,180,208	$1,012,771

[1] Includes assets, consisting mainly of coke and energy plant, machinery and equipment, with a gross investment totaling $544.8 million and accumulated depreciation of $118.4 million at December 31, 2010 which are subject to long-term contracts to sell metallurgical coke and are deemed to contain operating leases.

7. Asset Retirement Obligations

The Company's asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company also has asset retirement obligations related to the remediation of certain contractual obligations including the retirement and removal of long-lived assets from certain properties. We do not have any unrecorded asset retirement obligations.

The following table provides a reconciliation of changes in the asset retirement obligation during each period:

Balance at January 1, 2009	$ 6,380
Liabilities incurred[1]	3,964
Liabilities settled	(401)
Accretion expense[2]	399
Revisions in estimated cash flows	(46)
Balance at December 31, 2009	$10,296
Liabilities incurred	—
Liabilities settled	(43)
Accretion expense[2]	695
Revisions in estimated cash flows	66
Balance at December 31, 2010	$11,014

[1] Includes $3.7 million associated with the Granite City cokemaking facility placed into service in 2009.

[2] Included in cost of products sold and operating expenses.

8. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan ("defined benefit plan"), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company's defined benefit plan will be frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees will be phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits will be capped. As a result of these changes to its postretirement benefit plans, the Company's postretirement benefit liability declined $36.7 million. Most of the benefit of this liability reduction will be amortized into income through 2016. The Company's pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco.

Defined benefit plan expense (benefit) consisted of the following components:

	Years Ended December 31		
	2010	**2009**	**2008**
	(Dollars in thousands)		
Service cost	$ 499	$ 458	$ 347
Interest cost on benefit obligations	1,596	1,635	1,650
Expected return on plan assets	(2,203)	(1,683)	(2,571)
Amortization of:			
Actuarial losses	655	866	—
Prior service cost	—	—	40
	$ 547	$ 1,276	$ (534)

Postretirement benefit plans expense consisted of the following components:

	Years Ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Service cost..	$ 707	$ 1,570	$ 1,333
Interest cost on benefit obligations..	3,091	4,700	4,661
Amortization of:			
Actuarial losses	2,057	1,290	1,332
Prior service benefit	(4,752)	(1,555)	(1,555)
	1,103	6,005	5,771
Curtailment gain..	(724)	—	—
	$ 379	$ 6,005	$ 5,771

Amortization of actuarial losses for 2011 is estimated at $0.6 million for the defined benefit plan. Amortization of actuarial losses and prior service benefit for 2011 is estimated to be $1.4 and $(5.6) million, respectively, for postretirement benefit plans.

Defined benefit plan and postretirement benefit plans expense (benefit) is determined using actuarial assumptions as of the beginning of the year or using weighted-average assumptions when curtailments, settlements, and/or other events require a plan remeasurement. The following assumptions were used to determine defined benefit plan and postretirement benefit plans expense (benefit):

	Defined Benefit Plan			Postretirement Benefit Plans		
	2010	2009	2008	2010	2009	2008
Discount Rate..........................	5.60%	6.00%	6.20%	5.30%	6.05%	6.30%
Long-term expected rate of return on plan assets...............................	8.25%	8.25%	8.25%	—	—	—

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities.

The following amounts were recognized as components of other comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008:

	Defined Benefit Plan			Postretirement Benefit Plans		
	2010	2009	2008	2010	2009	2008
	(Dollars in thousands)					
Reclassifications to earnings of:						
Actuarial loss amortization..........	$ 655	$ 866	$ —	$ 1,873	$ 1,290	$ 1,332
Prior service cost (benefit) amortization	—	—	40	(5,292)	(1,555)	(1,555)
Retirement benefit plan funded status adjustments:						
Actuarial gains (losses)	238	2,188	(11,430)	7,432	(6,564)	2,577
Prior service benefit................	—	—	—	31,273	—	—
	$ 893	$ 3,054	$(11,390)	35,286	$(6,829)	$ 2,354

SunCoke

Notes to Combined Financial Statements (continued)

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2010 and 2009 as well as the funded status at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans	
	2010	2009	2010	2009
	(Dollars in thousands)			
Benefit obligations at beginning of year[1]	$29,037	$27,851	$ 85,161	$ 75,999
Service cost	499	458	707	1,570
Interest cost	1,596	1,635	3,091	4,700
Actuarial losses (gains)	1,778	1,029	(5,603)	6,564
Plan Amendments	—	—	(31,273)	—
Curtailments	—	—	(1,829)	—
Benefits paid	(1,966)	(1,936)	(3,415)	(3,672)
Benefit obligations at end of year[1]	$30,944	$29,037	$ 46,839	$ 85,161
Fair value of plan assets at beginning of year[2]	$24,645	$21,381		
Actual income (loss) on plan assets	4,219	4,900		
Employer contribution	3,491	300		
Benefits paid from plan assets	(1,966)	(1,936)		
Fair value of plan assets at end of year[2]	$30,389	$24,645		
Funded status at end of year[3]	$ (555)	$ (4,392)	$(46,839)	$(85,161)

---

[1] Represents both the accumulated benefit obligation and the projected benefit obligation for the defined benefit plan and the accumulated postretirement benefit obligations ("APBO") for the postretirement benefit plans.

[2] There are no plan assets invested in Sunoco, Inc. common stock at December 31, 2009 (see below).

[3] Represents retirement benefit liabilities (including current portion) in the combined balance sheets. The current portion of retirement liabilities, which totaled $4.6 million at December 31, 2010 and 2009, is classified in accrued liabilities in the combined balance sheets.

In 2010, the Company contributed $3.5 million to its defined benefit plan consisting of $1.0 million in cash and approximately 99 thousand shares of Sunoco common stock which was purchased from Sunoco. It is expected that the Sunoco common stock contributed to the plans will be liquidated over a period of approximately two years by an independent investment manager and reinvested in accordance with the targeted investment allocation of the plans.

The following table sets forth the cumulative amounts not yet recognized in net income at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans	
	2010	2009	2010	2009
	(Dollars in thousands)			
Cumulative amounts not yet recognized in net income:				
Actuarial losses	$10,168	$11,061	$ 16,026	$25,331
Prior service benefits	—	—	(29,576)	(3,595)
Accumulated other comprehensive (income) loss (before related tax benefit)	$10,168	$11,061	$(13,550)	$21,736

The following table sets forth the plan assets in the funded defined benefit plan measured at fair value, by input level, at December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
	2010	2009	2010	2009	2010	2009	2010	2009
				(Dollars in thousands)				
Equity securities:								
Sunoco, Inc. common stock	$ 1,978	$ —	$ —	$ —	$ —	$ —	$ 1,978	$ —
Domestic	2,404	2,082	—	52	—	—	2,404	2,134
International	161	158	—	—	—	—	161	158
Fixed income securities:								
Government and Federal-sponsored agency obligations	2,043	2,333	—	—	—	—	2,043	2,333
Corporate and other debt	—	—	7,594	3,939	—	—	7,594	3,939
Mutual and collective trust funds:								
Equity securities:								
Domestic	1,193	1,213	4,509	4,732	—	—	5,702	5,945
International	1,442	1,255	3,997	3,658	—	—	5,439	4,913
Fixed income securities:								
Government and Federal-sponsored agency obligations	—	—	—	1,408	—	—	—	1,408
Corporate and other debt instruments	—	—	1,816	1,082	—	—	1,816	1,082
Private equity investments	—	—	—	—	2,304	1,687	2,304	1,687
Cash and cash equivalents[1]	948	1,046	—	—	—	—	948	1,046
	$10,169	$8,087	$17,916	$14,871	$2,304	$1,687	$30,389	$24,645

[1] Substantially all of these funds are held in connection with fixed income investment strategies

The following table sets forth the change in fair value for plan assets measured using significant unobservable inputs (level 3):

	2010	2009
	(Dollars in thousands)	
Balance at the beginning of the year	$1,687	$1,783
Actual loss on plan assets:		
Assets held at end of year	382	(214)
Assets sold during the year	—	—
Purchases and sales, net	235	118
Balance at the end of the year	$2,304	$1,687

Investments in equity and fixed income securities that are publicly traded are valued at the closing market prices on the last business day of the year. Other equity and fixed income securities are generally valued using

other observable inputs to estimate fair value on the last business day of the year. Investments in mutual funds and collective trust funds are primarily based on the closing market price of the assets held in the funds on the last business day of the year.

The asset allocations attributable to the defined benefit plan at December 31, 2010 and 2009 and the target allocation of plan assets for 2011 (excluding the Sunoco common stock contributed in early 2010), by asset category, are as follows (in percentages):

| | | December 31 | |
	2011 Target	2010	2009
Asset category:			
Equity securities	50%	52%	53%
Fixed income securities[1]	45	41	40
Private equity investments	5	7	7
Total	100%	100%	100%

[1] Includes cash and cash equivalents which are held to manage duration in connection with fixed income investment strategies.

The investment strategy of the Company's defined benefit plan is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. During 2009, a shift in the targeted investment mix was approved which is resulting in a reallocation of 10 percent of plan assets from equity securities to fixed income securities. In addition, the duration of the fixed income portfolio will be increased to better match the duration of the plan obligations. The objective of this strategy change is to reduce the volatility of investment returns, funded status of the plan and required contributions.

The expected benefit payments through 2020 for the defined benefit plan and postretirement benefit plans are as follows:

	Defined Benefit Plan	Postretirement Benefit Plans[1]
	(Dollars in thousands)	
Year ending December 31:		
2011	$ 2,173	$ 4,748
2012	$ 2,172	$ 4,926
2013	$ 2,171	$ 5,186
2014	$ 2,185	$ 4,928
2015	$ 2,190	$ 4,580
2016 through 2020	$10,839	$18,786

[1] Net of premiums paid by participants and before total expected reimbursements of $2.4 million from 2011 through 2020 under the Medicare Prescription Drug Act of 2003.

The measurement date for the Company's defined benefit plan and postretirement benefit plans is December 31. The following discount rates were used at December 31, 2010 and 2009 to determine benefit obligations for the plans (in percentages):

	Defined Benefit Plan		Postretirement Benefit Plans	
	2010	2009	2010	2009
Discount rate	5.00%	5.60%	4.60%	5.75%

The health care cost trend assumption used at December 31, 2010 to compute the APBO for the postretirement benefit plans was an increase of 7.75 percent (8.25 percent at December 31, 2009), which is assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2010:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(Dollars in thousands)	
Effect on total of service and interest cost components of postretirement benefits expense	$ 13	$ (13)
Effect on APBO	$152	$(153)

Defined Contribution Plans

The Company has defined contribution plans which provide retirement benefits for certain of its employees. The Company's contributions, which are principally based on the Company's pretax income and the aggregate compensation levels of participating employees and are charged against income as incurred, amounted to $1.8, $2.1, and $3.1 million in 2010, 2009, and 2008, respectively.

9. Black Lung Benefit Obligations

The Company is responsible for making pneumoconiosis ("black lung") benefit payments to certain of its employees and former employees (and their dependents). Such payments are for claims under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers' compensation legislation. The Company acts as a self-insurer for both state and federal black lung benefits and adjusts the Company's accrual each year based upon actuarial calculations of the Company's expected future payments for these benefits. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent, respectively. The estimated liability recognized in the Company's financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. Charges against income for black lung benefits amounted to $4.8, $0.7, and $3.1 million during 2010, 2009, and 2008, respectively.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Act") were signed into law. The Act, among other things, amended previous legislation pertaining to black lung benefits available to certain of the Company's current and former employees and their surviving spouses. The estimated impact of the Act has been recognized in the Company's financial statements at December 31, 2010. The Company has considered the impact of the Act, and while trend rates are not yet available, the population of potentially affected individuals is such that any incremental liability would be immaterial.

10. Commitments and Contingent Liabilities

The Company, as lessee, has noncancelable operating leases for land, office space, equipment and railcars. Total rental expense for 2010, 2009, and 2008 amounted to $4.6, $3.9 and $2.7 million, respectively. The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases is as follows:

Year ending December 31:	(Dollars in thousands)
2011	$ 1,702
2012	2,171
2013	2,168
2014	2,162
2015	1,925
Thereafter	3,344
Total	$13,472

As discussed in Note 1, the Company has an agreement with Lakeshore which provides coal handling services. The fixed and determinable amounts of the Company's obligation under this agreement are as follows:

Year ending December 31:	(Dollars in thousands)
2011	$ 4,699
2012	4,699
2013	2,350
Total	11,748
Less: Amount representing interest	(1,132)
Total at present value	$10,616

Payments under this agreement, including variable components, totaled $10.0, $10.8 and $11.1 million in 2010, 2009, and 2008, respectively.

The Company is subject to indemnity agreements with third-party investors (including a former investor in the Jewell cokemaking operations) for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service ("IRS") disallows the tax deductions and benefits allocated to the third parties. These tax indemnifications are in effect until the applicable tax returns are no longer subject to IRS review. Although the Company believes the possibility is remote that it will be required to do so, at December 31, 2010, the maximum potential payment under these tax indemnifications would have been approximately $20.0 million. Sunoco, Inc. also guarantees SunCoke's performance under the indemnification to the third-party investors.

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined financial position, results of operations or cash flows of the Company at December 31, 2010.

11. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the components of accumulated other comprehensive income (loss) in net parent investment (net of related income taxes) at December 31, 2010 and 2009, respectively:

	December 31	
	(Dollars in thousands)	
	2010	2009
Retirement benefits plans.	$2,253	$(20,103)
Foreign currency translation adjustment	1,166	718
	$3,419	$(19,385)

12. Noncontrolling Interests

On February 19, 1998, the Company transferred an interest in its Indiana Harbor cokemaking operations to a third-party investor for $200.0 million in cash. On July 30, 2002, the Company transferred an additional interest in Indiana Harbor for $200.0 million and sold a portion of its interest in Indiana Harbor for $15.0 million in cash to another third-party investor. The Company did not recognize any gain at the dates of these transactions because the third-party investors were entitled to a preferential return on their investments. The returns of the investors were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 (at which time both investors had recovered their investment and achieved a cumulative annual after-tax return of approximately 10 percent). Those investors are entitled to a noncontrolling interest amounting to 34 percent of the partnership's net income through 2016, at which time the noncontrolling interest percentage declines to 20 percent and will subsequently drop to 10 percent by 2038.

13. Fair Value Measurements

The Company's cash equivalents, which amounted to $37.8 million at December 31, 2010 were measured at fair value based on quoted prices in active markets for identical assets (level 1). The Company had no cash equivalents at December 31, 2009. No other assets or liabilities were measured at fair value in the Company's combined balance sheet at December 31, 2010 and 2009.

The Company's current assets (other than inventories) and current liabilities (other than the current portion of retirement benefit liabilities and deferred income taxes) are financial instruments and most of these items are recorded at cost in the combined balance sheets. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair value of the receivables from affiliate was $338.4 and $307.6 million, at December 31, 2010 and 2009, respectively. The carrying amount of these receivables was $289.0 million on each of these dates. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at the respective balance sheet dates for similar terms.

14. Business Segment Information

SunCoke is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company's cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company's cokemaking facilities in Vansant, VA. The Indiana Harbor

cokemaking facility located in East Chicago, IL, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, SunCoke management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company's Coal Mining segment conducts coal mining operations near the Company's Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities. There are limited third-party sales at this time. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company's existing mines (Note 1).

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

	Year Ended December 31, 2010					
	(Dollars in thousands)					
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other	Combined
Sales and other operating revenue . . .	$298,020	$979,542	$38,411	$ 574	$ —	$1,316,547
Intersegment sales.	$ 5,784	$ —	$ —	$132,278	$ —	$ —
Operating income (loss).	$147,082	$ 38,639	$14,856	$(11,291)	$(15,026)	$ 174,260
Less: operating income attributable to noncontrolling interest	—	(3,027)	—	—	—	(3,027)
Operating income (loss) attributable to net parent investment.	$147,082	$ 35,612	$14,856	$(11,291)	$(15,026)	171,233
Net financing income attributable to net parent investment						14,908[1]
Pretax income attributable to net parent investment						186,141
Income tax expense.						46,942
Net income attributable to net parent investment						$ 139,199
Depreciation, depletion and amortization.	$ 4,395	$ 35,041	$ 124	$ 7,712	$ 885	$ 48,157
Capital expenditures	$ 1,824	$ 23,036	$ 851	$ 18,385	$171,561[2]	$ 215,657
Identifiable assets	$ 80,931	$962,582	$59,740	$ 76,677	$538,536[3]	$1,718,466

---

[1] After deducting $4.1 million of income attributable to noncontrolling interests.

[2] Includes $169.7 million attributable to the Middletown facility.

[3] Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $242.2 million.

	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other	Combined
	Year Ended December 31, 2009					
	(Dollars in thousands)					
Sales and other operating revenue ...	$324,630	$755,946	$40,442	$ 2,998	$ —	$1,124,016
Intersegment sales.................	$ —	$ —	$ —	$119,505	$ —	$ —
Operating income (loss)............	$177,803	$ 14,845	$23,198[1]	$ 5,247	$ (9,465)	$ 211,628
Less: operating income attributable to noncontrolling interest	—	(17,327)	—	—	—	(17,327)
Operating income (loss) attributable to net parent investment..........	$177,803	$ (2,482)	$23,198	$ 5,247	$ (9,465)	194,301
Net financing income attributable to net parent investment............						16,115[2]
Pretax income attributable to net parent investment						210,416
Income tax expense...............						20,732
Net income attributable to net parent investment						$ 189,684
Depreciation, depletion and amortization....................	$ 4,508	$ 21,543	$ 84	$ 5,789	$ 399	$ 32,323
Capital expenditures...............	$ 1,235	$170,260	$ 125	$ 17,579	$ 25,995[3]	215,194
Identifiable assets	$ 82,662	$972,059	$59,178	$ 67,566	$365,221[4]	$1,546,686

---

[1] Includes dividend income of $19.0 million attributable to 2008 and 2009 operations.

[2] After deducting $4.2 million of income attributable to noncontrolling interests.

[3] Includes $25.4 million attributable to the Middletown facility.

[4] Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $72.5 million.

	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other	Combined
	Year Ended December 31, 2008					
	(Dollars in thousands)					
Sales and other operating revenue	$250,394	$523,883	$58,388	$ 6,271	$ —	$ 838,936
Intersegment sales....................	$ —	$ —	$ —	$107,658	$ —	$ —
Operating income (loss)...............	$114,145	$ 35,095	$ 5,299	$ 9,612	$(13,469)	$ 150,682
Less: operating income attributable to noncontrolling interest..............	—	(14,722)	—	—	—	(14,722)
Operating income (loss) attributable to net parent investment...............	$114,145	$ 20,373	$ 5,299	$ 9,612	$(13,469)	135,960
Net financing income attributable to net parent investment						16,075[1]
Pretax income attributable to net parent investment						152,035
Income tax expense...................						38,131
Net income attributable to net parent investment						$ 113,904
Depreciation, depletion and amortization.......................	$ 4,782	$ 15,031	$ 75	$ 4,372	$ 294	$ 24,554
Capital expenditures	$ 1,085	$245,934	$ 37	$ 9,617	$ 47,800[2]	$ 304,473
Identifiable assets	$ 93,098	$772,624	$48,977	$ 55,999	$342,207[3]	$1,312,905

[1] After deducting $4.3 million of income attributable to noncontrolling interests.
[2] Includes $47.1 million attributable to the Middletown facility.
[3] Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $47.1 million.

The following table sets forth the Company's total sales and other operating revenue by product or service:

	Year Ended December 31		
	2010	2009	2008
	(Dollars in thousands)		
Metallurgical coke sales	$1,237,213	$1,062,194	$760,142
Steam and electricity sales	40,383	18,364	14,395
Operating and licensing fees	38,411	40,442	58,388
Metallurgical coal sales...	177	2,480	5,856
Other..	363	536	155
	$1,316,547	$1,124,016	$838,936

15. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2010, through March 23, 2011, which is the date these combined financial statements were issued, and have determined that except as set forth elsewhere in these financial statements, there are no subsequent events that require disclosure.

SunCoke
Combined Statements of Income
(Unaudited)

	For the Three Months Ended March 31	
	2011	**2010**
	(Dollars in thousands)	
Revenues		
Sales and other operating revenue.	$332,967	$328,224
Other income, net.	351	199
Total revenues.	333,318	328,423
Costs and operating expenses		
Cost of products sold and operating expenses	281,329	252,183
Loss on firm purchase commitments (Note 5)	18,544	—
Selling, general and administrative expenses	16,160	13,255
Depreciation, depletion, and amortization.	13,020	10,712
Total costs and operating expenses.	329,053	276,150
Operating income.	4,265	52,273
Interest income—affiliate (Note 3).	5,682	5,744
Interest income.	35	27
Interest cost—affiliate (Note 3).	(1,500)	(1,391)
Capitalized interest	312	88
Total financing income, net	4,529	4,468
Income before income tax expense.	8,794	56,741
Income tax expense (Note 4)	3,139	14,002
Net income	5,655	42,739
Less: net (loss) income attributable to noncontrolling interests	(6,171)	3,716
Net income attributable to net parent investment	$ 11,826	$ 39,023

(See Accompanying Notes)

SunCoke
Combined Balance Sheets
(Unaudited)

	March 31, 2011	December 31, 2010
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 10,956	$ 40,092
Accounts receivable	65,646	44,606
Inventories (Note 5)	116,338	106,610
Prepaid firm purchase commitment of coke inventory (Note 5)	17,021	—
Interest receivable from affiliate	1,808	—
Deferred income taxes	552	1,140
Total current assets	212,321	192,448
Notes receivable from affiliate (Note 3)	289,000	289,000
Investment in Brazilian cokemaking operations	40,976	40,976
Properties, plants and equipment, net	1,236,780	1,173,518
Lease and mineral rights, net	54,801	6,690
Goodwill	9,388	3,400
Deferred charges and other assets	16,844	12,434
Total assets	$1,860,110	$1,718,466
Liabilities and Equity		
Advances from affiliate (Note 3)	$ 953,034	$ 888,512
Accounts payable	137,457	106,350
Accrued liabilities	54,280	53,158
Taxes payable	10,297	7,704
Total current liabilities	1,155,068	1,055,724
Payable to affiliate (Note 3)	53,498	55,813
Accrual for black lung benefits	26,863	26,605
Retirement benefit liabilities (Note 6)	43,687	42,854
Deferred income taxes	112,749	85,930
Asset retirement obligations	13,282	11,014
Other deferred credits and liabilities	21,543	11,185
Commitments and contingent liabilities (Note 7)		
Total liabilities	1,426,690	1,289,125
Equity		
Net parent investment	380,977	369,541
Noncontrolling interests	52,443	59,800
Total equity	433,420	429,341
Total liabilities and equity	$1,860,110	$1,718,466

(See Accompanying Notes)

SunCoke
Combined Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31	
	2011	**2010**
	(Dollars in thousands)	
Cash Flows from Operating Activities:		
Net income	$ 5,655	$ 42,739
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on firm purchase commitment (Note 5)	18,544	—
Depreciation, depletion and amortization	13,020	10,712
Deferred income tax expense	4,370	3,562
Payments in excess of expense for retirement plans	(88)	(3,297)
Changes in working capital pertaining to operating activities:		
Accounts receivable	(17,771)	29,178
Inventories	(6,724)	(6,861)
Prepaid coke inventory for firm purchase commitment (Note 5)	(17,021)	—
Accounts payable and accrued liabilities	7,581	14,833
Taxes payable	3,278	720
Other	(3,490)	(2,837)
Net cash provided by operating activities	7,354	88,749
Cash Flows from Investing Activities:		
Capital expenditures	(59,480)	(9,744)
Acquisition of business, net of cash received	(35,722)	—
Proceeds from sale of assets	6	—
Net cash used in investing activities	(95,196)	(9,744)
Cash Flows from Financing Activities:		
Net increase (decrease) in advances from affiliate	64,522	(41,658)
Repayment of notes payable assumed in acquisition	(2,315)	—
Increase (decrease) in payable to affiliate	(2,315)	9,293
Cash distributions to noncontrolling interests in cokemaking operations	(1,186)	(4,241)
Net cash provided by (used in) financing activities	58,706	(36,606)
Net increase (decrease) in cash and cash equivalents	(29,136)	42,399
Cash and cash equivalents at beginning of period	40,092	2,741
Cash and cash equivalents at end of period	$ 10,956	$ 45,140

(See Accompanying Notes)

SunCoke
Combined Statements of Comprehensive Income and Equity
(Unaudited)

	Comprehensive Income[1]	Net Parent Investment	Noncontrolling Interests
	(Dollars in thousands)		
At December 31, 2009		$741,994	$73,624
Net income	$42,739	39,023	3,716
Other comprehensive loss (net of related tax benefit of $11,325):			
Retirement benefit plans funded status adjustment	18,319	18,319	—
Currency translation adjustment	(115)	(115)	—
Cash distributions to noncontrolling interests	—	—	(4,241)
Total	$60,943		
At March 31, 2010		$799,221	$73,099
At December 31, 2010		$369,541	$59,800
Net income (loss)	$ 5,655	11,826	(6,171)
Other comprehensive income (loss) (net of related tax expense of $351):			
Retirement benefit plans funded status adjustment	(571)	(571)	—
Currency translation adjustment	181	181	—
Cash distributions to noncontrolling interests	—	—	(1,186)
Total	$ 5,265		
At March 31, 2011		$380,977	$52,443

---

[1] Comprehensive income attributable to net parent investment amounted to $11,436 and $57,227 for the three months ended March 31, 2011 and 2010, respectively.

(See Accompanying Notes)

SunCoke

Notes to Combined Financial Statements
(Unaudited)

1. General

Description of Business

The accompanying combined financial statements include the accounts of all operations that comprise the cokemaking and coal mining operations of Sunoco, Inc. (collectively, "SunCoke" or the "Company"), after elimination of all intercompany balances and transactions within the combined group of companies. The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company's Jewell Coke Company, L.P. ("Jewell") facility in Vansant, VA; Indiana Harbor Coke Company, L.P. ("Indiana Harbor") facility in East Chicago, IN; Haverhill North Coke Company ("Haverhill") facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC ("Granite City") facility in Granite City, IL. The Company has also entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel's Middletown, OH steelmaking facility. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and all of its affiliates (the "HKCC Companies"), which include two active underground mines and one active surface and highwall mine that are contiguous to the Company's existing mines for $52.0 million, including working capital and contingent consideration (Note 2).

In December 2010, Sunoco, Inc. formed SunCoke Energy, Inc. ("SunCoke Energy") to ultimately acquire, own, and operate the cokemaking and coal mining operations of Sunoco which constitute the businesses set forth in these combined financial statements. As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to SunCoke Energy the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of SunCoke Energy's common stock, the ownership of these businesses will be transferred to SunCoke Energy. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute its remaining equity interest in SunCoke Energy after the initial public offering to holders of Sunoco's common stock through a spin-off at a later date.

Reclassifications

Certain amounts in the prior period Combined Financial Statements have been reclassified to conform to the current year presentation.

Quarterly Reporting

The accompanying combined financial statements included herein have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and without audit by an independent registered public accounting firm. Certain information and disclosures normally included in financial statements have been omitted pursuant to the rules and regulation of the Securities and Exchange Commission. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented have been made. The results of operations for the period ended March 31, 2011 are not necessarily indicative of the operating results for the full year.

Subsequent Events

Subsequent events have been evaluated through June 3, 2011, the date the financial statements were issued.

2. Acquisition

On January 14, 2011, the Company acquired 100% of the outstanding common shares of Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52.0 million, including working capital and contingent consideration. The results of HKCC have been included in the consolidated financial statements since that date and are included in the Coal Mining segment. HKCC engages in the business of coal mining and owns, leases, and operates mines in Russell County, Virginia. The operations of the HKCC Companies produce high volatile A and high volatile B metallurgical coals, which complement the coal produced by the Company's existing coal mining operations, and high quality steam coal. This acquisition adds between 250 and 300 thousand tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in two active underground mines and one active surface and highwall mine in Russell and Buchanan Counties in Virginia, contiguous to the Company's existing metallurgical coal mining operations. The acquisition is part of the Company's strategy to expand its domestic coal production and pursue selective reserve acquisitions. The goodwill of $6.0 million arising from the acquisition consists largely of synergies and cost reductions.

The aggregate noncontingent portion of the purchase price was $41.1 million, of which $35.7 million was paid in cash, net of cash received of $0.8 million. The remaining amounts relate to working capital adjustments and purchase price holdbacks of $1.9 million that were paid in May 2011 and $3.5 million that are expected to be paid in June 2012.

The purchase price includes a contingent consideration arrangement that requires the Company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property acquired by HKCC if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between $0 and $42 million. The fair value of the contingent consideration is $10.9 million, and is based on significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions include (a) a discount rate range of 0.895 percent to 6.027 percent and (b) probability adjusted production levels of HKCC operations between 300 thousand and 475 thousand tons per year. As of March 31, 2011, the amount recognized for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates had not changed.

The following table summarizes the consideration paid for HKCC and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date (dollars in thousands):

Consideration:

Cash, net of cash received	$ 35,722
Working capital adjustment and purchase price hold back	5,353
Contingent consideration arrangement	10,897
Fair value of total consideration transferred	$ 51,972

Recognized amounts of identifiable assets acquired and liabilities assumed:

Current assets	$ 7,314
Property and equipment	15,466
Mineral rights	48,112
Other assets	2,429
Current liabilities	(1,507)
Deferred tax liabilities, net	(22,703)
Notes payable	(2,315)
Asset retirement obligations	(812)
Total identifiable net assets assumed	45,984
Goodwill	5,988
Total	$ 51,972

The preliminary fair value of the acquired intangible assets of $47.3 million, net of asset retirement obligations of $0.8 million, was determined by applying the income approach, and is based on significant inputs that are not observable in the market, or Level 3 inputs. The acquired intangible assets, all of which are mineral rights, are to be depleted as they are extracted which is estimated to be over a period of 31 years. We are in the process of finalizing the valuation of the assets, liabilities and intangible assets acquired in connection with the HKCC acquisition and anticipate that the valuation will be completed in the second quarter of 2011.

Immediately upon acquisition, $2.3 million of liabilities were repaid.

The acquisition of HKCC is not material to the Company's combined results of operations. Therefore, pro forma information has not been presented.

3. Related Party Transactions

The related party transactions with Sunoco and its affiliates are as follows:

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables which include advances to fund capital expenditures amounted to $953.0 and $864.3 million at March 31, 2011 and December 31, 2010, respectively. Amounts due to Sunoco, Inc. (R&M) at March 31, 2011 included $19.6 million related to the purchase of coke from third parties for projected inventory shortfalls at Indiana Harbor (Note 5). Interest on such advances is based on short-term money market rates. The weighted-average annual interest rates used to determine interest expense for these amounts due were 1.5 and 1.8 percent for the three months ended March 31, 2011 and 2010, respectively.

SunCoke

Notes to Combined Financial Statements (continued)
(Unaudited)

Jewell has a $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the "Jewell Revolver"), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at March 31, 2011 or December 31, 2010.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the "Deficit Funding Agreement"). The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at March 31, 2011 or December 31, 2010.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the "Indiana Harbor Revolver"), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. There were no borrowings under the Indiana Harbor Revolver at March 31, 2011, whereas borrowings amounted to $24.2 million at December 31, 2010. The interest rates for advances under the Indiana Harbor Revolver are based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 percent at December 31, 2010).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined statements of income and totaled $0.2 and $0.2 million for the three months ended March 31, 2011 and 2010, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined statements of income and totaled $1.5 and $1.4 million for the three months ended March 31, 2011 and 2010, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company ("Claymont"), a wholly owned subsidiary of Sunoco. The loan is evidenced by a note, which is due January 1, 2032 with interest receivable at a rate of 7.44 percent per annum. Interest income related to the note, which is paid quarterly, is included in interest income—affiliate in the combined statements of income and amounted to $3.7 million for the three months ended March 31, 2011 and 2010.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan is evidenced by a note, which is due December 31, 2020 with interest receivable at a rate of 8.24 percent per annum. Interest income related to the note, which is paid annually, is included in interest income—affiliate in the combined statements of income and amounted to $1.8 million for the three months ended March 31, 2011 and 2010.

The Company has a non-interest bearing payable to affiliate totaling $53.5 and $55.8 million at March 31, 2011 and December 31, 2010, respectively. This intercompany balance represents the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.

SunCoke

Notes to Combined Financial Statements (continued)
(Unaudited)

Net Parent Investment

The net parent investment represents Sunoco's equity investment in the Company and reflects capital contributions or returns of capital, net income attributable to Sunoco's ownership and accumulated other comprehensive income (loss) which is all attributable to Sunoco's ownership.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-cost steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco's Chemicals business. Such steam sales totaled $2.5 and $1.8 million for the three months ended March 31, 2011 and 2010, respectively.

Allocated Expenses

Amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco's principal management incentive plans. The employee benefit costs were allocated as a percentage of the executives' actual pay while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company has also been allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include: estimates of the costs and level of support attributable to SunCoke for legal, accounting, treasury, and engineering; usage and headcount for information technology; and prior years' claims information and historical cost of insured assets for insurance. The above allocations are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined statements of income and totaled $2.0 million and $1.8 million for the three months ended March 31, 2011 and 2010, respectively.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current third-party investors of the Indiana Harbor cokemaking operations on behalf of the Company, see Note 7 to the combined financial statements.

4. Income Taxes

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Three Months Ended March 31	
	2011	2010
	(Dollars in thousands)	
Income tax expense at U.S. statutory rate of 35 percent	$ 3,078	$19,859
Increase (reduction) in income taxes resulting from:		
Loss (income) attributable to noncontrolling interests[1]	2,160	(1,301)
Nonconventional fuel credit	(2,171)	(5,460)
State and other income taxes, net of federal income tax effects	287	1,093
Percentage depletion	(561)	—
Manufacturers' deduction	341	(379)
Other	5	190
	$ 3,139	$14,002

---

[1]   No income tax expense (benefit) is reflected in the combined statements of income for partnership income (loss) attributable to noncontrolling interests.

5. Inventories

The Company's inventory consists of metallurgical coal, which is the principal raw material for the Company's cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)	
Coal	$ 76,910	$ 68,659
Coke	11,903	13,152
Materials, supplies and other	27,525	24,799
	$116,338	$106,610

During the first quarter of 2011, the Company determined that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. The Company has entered into contracts to procure the coke from third parties to meet the entire volume shortfall. However, the coke prices in the purchase agreements exceed the sales price in the Company's contract with ArcelorMittal. This resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interests), which was recorded during the first quarter of 2011.

SunCoke

Notes to Combined Financial Statements (continued)
(Unaudited)

6. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan ("defined benefit plan"), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company's defined benefit plan were frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees were phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits were capped. As a result of these changes to its postretirement benefit plans, the Company's postretirement benefit liability declined $36.7 million during 2010. Most of the benefit of this liability reduction is being amortized into income through 2016. The Company's pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco.

Defined benefit plan (benefit) expense consisted of the following components:

	Three Months Ended March 31	
	2011	2010
	(Dollars in thousands)	
Service cost	$ —	$ 125
Interest cost on benefit obligations	374	399
Expected return on plan assets	(605)	(551)
Amortization of actuarial losses	142	164
	$ (89)	$ 137

Postretirement benefit plans (benefit) expense consisted of the following components:

	Three Months Ended March 31	
	2011	2010
	(Dollars in thousands)	
Service cost	$ 85	$ 432
Interest cost on benefit obligations	517	1,146
Amortization of:		
Actuarial losses	340	280
Prior service benefit	(1,404)	(281)
	(462)	1,577
Curtailment gain	—	(724)
	$ (462)	$ 853

SunCoke

Notes to Combined Financial Statements (continued)
(Unaudited)

7. Commitments and Contingent Liabilities

The Company is subject to indemnity agreements with third-party investors of Indiana Harbor for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service ("IRS") disallows the tax deductions and benefits allocated to the third parties. These tax indemnifications are in effect until the applicable tax returns are no longer subject to IRS review. Although the Company believes the possibility is remote that it will be required to do so, at March 31, 2011, the maximum potential payment under these tax indemnifications would have been approximately $20.0 million. Sunoco, Inc. also guarantees SunCoke's performance under the indemnification to the third-party investors.

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined financial position, results of operations or cash flow of the Company at March 31, 2011.

On March 24, 2011, the Company received a demand notice from the United States Environmental Protection Agency ("EPA") assessing a civil penalty for alleged Clean Air Act violations at the Haverhill, Ohio and Granite City, Illinois plants. At this early stage, negotiations are ongoing and the Company is unable to estimate a range of reasonably possible loss. We do not believe any probable loss would be material to our cash flows, financial position or results of operations.

8. Accumulated Other Comprehensive Income

The following table sets forth the components of accumulated other comprehensive income in net parent investment (net of related income taxes) at March 31, 2011 and December 31, 2010, respectively:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)	
Retirement benefits plans	$1,682	$2,253
Foreign currency translation adjustment	1,347	1,166
	$3,029	$3,419

9. Fair Value Measurements

The Company's cash equivalents, which amounted to $2.4 and $37.8 million at March 31, 2011 and December 31, 2010, respectively, were measured at fair value based on quoted prices in active markets for identical assets (Level 1). Contingent consideration related to the HKCC acquisition (Note 2) amounted to $10.9 million at March 31, 2011. No other assets or liabilities were measured at fair value in the Company's combined balance sheet at March 31, 2011 and December 31, 2010.

The Company's current assets (other than inventories and deferred income taxes) and current liabilities (other than the current portion of retirement benefit liabilities) are financial instruments and most of these items are recorded at cost in the combined balance sheets. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair value of the receivables from affiliate was $338.1 and $338.4 million at March 31, 2011 and December 31, 2010, respectively. The carrying amount of these receivables was $289.0 million on each of these dates. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at the respective balance sheet dates for similar terms.

SunCoke

Notes to Combined Financial Statements (continued)
(Unaudited)

10. Business Segment Information

SunCoke is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company's cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company's cokemaking facilities in Vansant, VA. The Indiana Harbor cokemaking facility located in East Chicago, IL, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, SunCoke management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company's Coal Mining segment conducts coal mining operations near the Company's Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities. There are limited third-party sales at this time. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies which include two active underground mines and one active surface and highwall mine that are contiguous to the Company's existing mines (Note 2) and the results of operations from the date of acquisition forward are included in the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

	Three Months Ended March 31, 2011					
	(Dollars in thousands)					
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other	Combined
Sales and other operating revenue	$64,012	$247,445	$ 9,693	$ 11,817	$ —	$ 332,967
Intersegment sales...................	$ —	$ —	$ —	$ 38,807	$ —	$ —
Operating income (loss)..............	$17,953	$ (9,472)	$ 935	$ 1,577	$ (6,728)	$ 4,265
Less: operating loss attributable to noncontrolling interest.............	—	7,150	—	—	—	7,150
Operating income (loss) attributable to net parent investment..............	$17,953	$ (2,322)	$ 935	$ 1,577	$ (6,728)	11,415
Net financing income attributable to net parent investment						3,550[1]
Pretax income attributable to net parent investment						14,965
Income tax expense..................						3,139
Net income attributable to net parent investment						$ 11,826
Depreciation, depletion and amortization......................	$ 1,101	$ 8,615	$ 53	$ 2,719	$ 532	$ 13,020
Capital expenditures.................	$ 64	$ 648	$ 138	$ 5,027	$ 53,603[2]	$ 59,480
Identifiable assets	$82,629	$922,582	$61,238	$167,240	$626,421[3]	$1,860,110

---

[1] After deducting $1.0 million of income attributable to noncontrolling interests.
[2] Includes $52.3 million attributable to the Middletown facility.
[3] Includes receivables from affiliate totaling $290.8 million and Middletown facility construction-in-progress totaling $286.7 million.

	Three Months Ended March 31, 2010					
	(Dollars in thousands)					
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other	Combined
Sales and other operating revenue........	$85,728	$232,256	$10,076	$ 164	$ —	$ 328,224
Intersegment sales	$ —	$ —	$ —	$33,847	$ —	$ —
Operating income (loss)	$49,598	$ 3,093	$ 558	$ 2,989	$ (3,965)	$ 52,273
Less: operating income attributable to noncontrolling interest	—	(2,696)	—	—	—	(2,696)
Operating income (loss) attributable to net parent investment....................	$49,598	$ 397	$ 558	$ 2,989	$ (3,965)	49,577
Net financing income attributable to net parent investment....................						3,448[1]
Pretax income attributable to net parent investment..........................						53,025
Income tax expense						14,002
Net income attributable to net parent investment..........................						$ 39,023
Depreciation, depletion and amortization	$ 1,099	$ 7,609	$ 26	$ 1,787	$ 191	$ 10,712
Capital expenditures....................	$ —	$ 4,268	$ 11	$ 2,945	$ 2,520[2]	9,744
Identifiable assets	$93,645	$961,966	$59,665	$69,181	$384,394[3]	$1,568,851

---

[1] After deducting $1.0 million of income attributable to noncontrolling interests.

[2] Includes $2.2 million attributable to the Middletown facility.

[3] Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $70.7 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sunoco, Inc.

We have audited the accompanying balance sheet of SunCoke Energy, Inc. (the "Company") as of March 31, 2011. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of SunCoke Energy, Inc. at March 31, 2011, in conformity with U. S. generally accepted accounting principles.

/s/   Ernst & Young LLP

Philadelphia, Pennsylvania
June 3, 2011


SunCoke Energy, Inc.
Balance Sheet
March 31, 2011


Assets

Current Assets

Cash	$1,000
Total Assets...	$1,000

Stockholder's Equity

Common stock, par value $0.01 per share (1,000 shares authorized, issued and outstanding)	$ 10
Additional paid-in capital...	990
Total Stockholder's Equity...	$1,000


(See Accompanying Notes)


SunCoke Energy, Inc.
Notes to Balance Sheet

1. Nature of Operations

SunCoke Energy, Inc. (the "Company"), was formed in December 2010 to ultimately acquire the cokemaking and coal mining operations of Sunoco, Inc. ("Sunoco"). Sunoco contributed $1,000 to the Company in exchange for all the issued and outstanding shares of the Company. There have been no other transactions involving the Company as of March 31, 2011.

As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to the Company the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of the Company's common stock, the ownership of these businesses will be transferred to SunCoke Energy, Inc. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute at a later date its remaining equity interest in SunCoke Energy, Inc. after the initial public offering to holders of Sunoco's common stock through a spin-off.

2. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of March 31, 2011 through June 3, 2011, which is the date this balance sheet was issued. All subsequent events requiring recognition as of March 31, 2011 have been incorporated into this balance sheet.



PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant and the selling stockholder in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the stock exchange listing fee.

	Amount	
	Payable by the Selling Stockholder	Payable by the Registrant
SEC registration fee	$ —	$ 26,329
FINRA fee	—	23,178
Stock exchange listing fee	—	250,000
Blue Sky fees and expenses	—	25,000
Printing expenses	750,000	—
Legal fees and expenses	3,750,000	—
Accounting fees and expenses	3,000,000	—
Transfer agent and registrar fees	—	10,000
Total	$7,500,000	$334,507

ITEM 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant's certificate of incorporation provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (4) for any transaction from which the director derived an improper personal benefit. The registrant's certificate of incorporation and bylaws provides for such limitation of liability to the fullest extent permitted by the DGCL.

The registrant will on its own, or in conjunction with its controlling shareholder, maintain industry standard policies of insurance under which coverage is provided to its directors and officers against legal liability for loss which is not indemnified arising from claims made by reason of breach of duty or other wrongful act while acting in their capacity as directors and officers of the registrant.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the registrant by the underwriters against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities

On   , 2011, we issued 69,999,000 shares of our common stock to Sunoco in a private placement pursuant to Section 4(2) of the Securities Act of 1933 in exchange for the assets and liabilities of the SunCoke business contributed by Sunoco to SunCoke. We have not otherwise sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to our sole stockholder, Sunoco.

ITEM 16. Exhibits and Financial Statements Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index which precedes the exhibits to the registration statement and is hereby incorporated by reference.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

- have been qualified by disclosures that were made to the other party in connection with the negotiation of the application agreement, which disclosures are not necessarily reflected in the agreement;

- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the combined financial statements, and have therefore been omitted.

ITEM 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant's directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the

registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lisle, State of Illinois, on the 6th day of July 2011.

SUNCOKE ENERGY, INC.

By: _____/S/ FREDERICK A. HENDERSON_____
Name: Frederick A. Henderson
Title: Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name and Title	Date
/S/ FREDERICK A. HENDERSON **Frederick A. Henderson**	Chief Executive Officer and Chairman (Principal Executive Officer)	July 6, 2011
* **Mark E. Newman**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 6, 2011
* **Fay West**	Vice President and Controller (Principal Accounting Officer)	July 6, 2011
* **Stacy L. Fox**	Director	July 6, 2011
* **Brian MacDonald**	Director	July 6, 2011
* **Charmian Uy**	Director	July 6, 2011
* **Dennis Zeleny**	Director	July 6, 2011

*By:

/S/ FREDERICK A. HENDERSON **Frederick A. Henderson**	*Attorney-in-fact for the persons indicated*	July 6, 2011

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
1.2	Form of Exchange Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2	Amended and Restated Bylaws of the Registrant*
4.1	Form of Common Stock Certificate of the Registrant*
5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz*
10.1	Form of Separation and Distribution Agreement
10.2	Form of Transition Services Agreement*
10.3	Form of Tax Sharing Agreement*
10.5	Form of Registration Rights Agreement*
10.6	SunCoke Energy, Inc. Senior Executive Incentive Plan*
10.7	SunCoke Energy, Inc. Long-Term Performance Enhancement Plan
10.8	SunCoke Energy, Inc. Special Executive Severance Plan*
10.9	SunCoke Energy, Inc. Executive Involuntary Severance Plan*
10.10	Letter Agreement between Frederick A. Henderson and Sunoco, Inc., dated September 2, 2010*
10.11	Amendment No. 1 to Letter Agreement between Frederick A. Henderson and Sunoco, Inc. dated May 25, 2011*
10.12	Letter Agreement between Michael J. Thomson and Sunoco, Inc., dated September 2, 2010*
10.13	Letter Agreement between Fay West and SunCoke Energy, Inc., dated January 16, 2011*
10.14	Letter Agreement between Denise R. Cade and Sunoco, Inc., dated February 18, 2011*
10.15	Letter Agreement between Mark E. Newman and Sunoco, Inc., dated March 10, 2011*
10.16	Guaranty, Keep Well, and Indemnification Agreement*
10.17	Steam Supply and Purchase Agreement, between Haverhill North Coke Co. and Sunoco, Inc., effective January 1, 2011*
10.18	Amended and Restated Coke Supply Agreement, dated as of October 28, 2003, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) †
10.19	Amendment No. 1 to Amended and Restated Coke Supply Agreement, dated as of December 5, 2003, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) *†
10.20	Letter Agreement, dated as of May 7, 2008, between ArcelorMittal USA Inc., Haverhill North Coke Company, Jewell Coke Company, L.P. and ISG Sparrows Point LLC, serving as (1) Amendment No. 2 to the Amended and Restated Coke Supply Agreement, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) and (2) Amendment No. 2 to the Coke Purchase Agreement, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.)*†
10.21	Amendment No. 3 to Amended and Restated Coke Supply Agreement, dated as of January 26, 2011, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) *†

Exhibit Number	Description
10.22	Coke Purchase Agreement, dated as of October 28, 2003, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) †
10.23	Amendment No. 1 to Coke Purchase Agreement, dated as of December 5, 2003, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.)*
10.24	Reserved
10.25	Amendment No. 3 to Coke Purchase Agreement, dated as of May 8, 2008, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) *†
10.26	Amendment No. 4 to Coke Purchase Agreement, dated as of January 26, 2011, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) *†
10.27	Coke Purchase Agreement, dated as of August 31, 2009, by and between Haverhill North Coke Company and AK Steel Corporation †
10.28	Amended and Restated Coke Purchase Agreement, dated as of February 19, 1998, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) †
10.29	Amendment No. 1 to Amended and Restated Coke Purchase Agreement, dated as of November 22, 2000, by and between Indiana Harbor Coke Company, L.P., a subsidiary of the Company, and ArcelorMittal USA Inc. (f/k/a Inland Steel Company)*
10.30	Amendment No. 2 to Amended and Restated Coke Purchase Agreement, dated as of March 31, 2001, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) *†
10.31	Supplement to Amended and Restated Coke Purchase Agreement, dated as of February 3, 2011, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) †
10.32	Coke Sale and Feed Water Processing Agreement, dated as of February 28, 2008, by and between Gateway Energy & Coke Company, LLC and United States Steel Corporation †
10.33	Amendment No. 1 to Coke Sale and Feed Water Processing Agreement, dated as of November 1, 2010, by and between Gateway Energy & Coke Company, LLC and United States Steel Corporation *†
10.34	Amended and Restated Coke Purchase Agreement, dated as of September 1, 2009, by and between Middletown Coke Company, LLC, a subsidiary of the Company and AK Steel Corporation †
10.35	SunCoke Energy, Inc. Deferred Compensation Plan, effective as of June 1, 2011
10.36	SunCoke Energy, Inc. Retainer Stock Plan for Outside Directors, effective as of June 1, 2011
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Wachtell, Lipton, Rosen & Katz (contained in its opinion filed as Exhibit 5.1 hereto)*
23.3	Consent of Marshall Miller & Associates, Inc.*
24.1	Powers of Attorney *
24.2	Powers of Attorney*

* Previously filed

† Certain portions have been omitted pursuant to a pending confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

Exhibit 1.1

Shares

SunCoke Energy, Inc.

Common Stock, par value $0.01 per share

<u>**UNDERWRITING AGREEMENT**</u>

, 2011

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
　　　　　INCORPORATED
As Representatives of the Several Underwriters,
c/o Credit Suisse Securities (USA) LLC,
　　Eleven Madison Avenue,
　　　New York, N.Y. 10010-3629

Dear Sirs:

　　1. *Introductory.* Credit Suisse AG, Cayman Islands Branch (the "**Selling Stockholder**") agrees subject to the terms and conditions stated herein, to sell an aggregate of 　　　　　outstanding shares (the "**Firm Securities**") of the Common Stock, par value $0.01 per share (the "**Securities**" or "**Company Common Stock**"), of SunCoke Energy, Inc. (the "**Company**"), a Delaware corporation and a wholly-owned subsidiary of Sunoco, Inc., a Pennsylvania corporation ("**Sunoco**"), to the several underwriters named in Schedule A hereto (the "**Underwriters**") for which Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives (the "**Representatives**") in connection with the offering (the "**Offering**") and sale of such Firm Securities, as set forth below. In addition, the Selling Stockholder agrees, at the option of the Underwriters, to sell to the Underwriters an aggregate of not more than 　　　　　additional Securities (the "**Optional Securities**"), as set forth below. The Firm Securities and the Optional Securities are hereinafter called the "**Offered Securities**." As part of the offering contemplated by this Agreement, Credit Suisse Securities (USA) LLC (the "**Designated Underwriter"**) has agreed to reserve out of the Firm Securities purchased by it under this Agreement, up to 　　　　　shares, for sale to the Company's directors, officers, employees and other parties associated with the Company (collectively, "**Participants"**), as set forth in the Final Prospectus (as defined herein) under the heading "Underwriting" (the "**Directed Share Program"**). The Firm Securities to be sold by the Designated Underwriter pursuant to the Directed Share Program (the "**Directed Shares"**) will be sold by the Designated Underwriter pursuant to this Agreement at the public offering price. Any Directed Shares not subscribed for by the end of the business day on which this Agreement is executed will be offered to the public by the Underwriters as set forth in the General Disclosure Package (as defined herein) and the Final Prospectus.

　　Prior to the Offering, the Company and Sunoco will enter into certain agreements that will effect the separation of the Company's business from Sunoco, provide a framework for the Company's relationship with Sunoco after the separation and provide for the allocation between the Company and Sunoco of Sunoco's assets, employees, liabilities and obligations (including its investments, property and employee benefits assets and liabilities) attributable to periods prior to, at and after the Company's separation from Sunoco. The Separation and Distribution Agreement, the Registration Rights Agreement, the Transition Services Agreement, the Tax Sharing Agreement and the Guaranty, Keep Well and Indemnification Agreement and the Steam Agreement described in the General Disclosure Package under the caption "Arrangements between Sunoco and Our Company" that have been filed as exhibits to the Registration Statement, in each case between Sunoco and the Company, are referred to as the "**Separation Agreements**." As used in this Agreement, unless the context otherwise requires, references to the

transactions contemplated by the Separation Agreements whereby Sunoco will contribute the SunCoke business to the Company, which will occur prior to the completion of this Offering, are referred to as the "**Separation Transactions**."

On the date hereof, Sunoco has entered into an exchange agreement with the Selling Stockholder and, solely with respect to certain sections thereof, the Company (the "**Exchange Agreement**"), whereby Sunoco will transfer to the Selling Stockholder the Offered Securities in exchange for indebtedness of Sunoco (the "**Debt Obligations**") held by the Selling Stockholder.

The Separation Agreements and the Exchange Agreement are referred to in this Agreement collectively as the "**Transaction Documents**."

2. *Representations and Warranties of the Company*. (a) The Company represents and warrants to, and agrees with, the several Underwriters that:

(i) *Filing and Effectiveness of Registration Statement; Certain Defined Terms*. The Company has filed with the Commission a registration statement on Form S-1 (No. 333-173022) covering the registration of the Offered Securities under the Act, including a related preliminary prospectus or prospectuses. At any particular time, this initial registration statement, in the form then on file with the Commission, including all information contained in the registration statement (if any) pursuant to Rule 462(b) and then deemed to be a part of the initial registration statement, and all 430A Information and all 430C Information, that in any case has not then been superseded or modified, shall be referred to as the "**Initial Registration Statement**". The Company may also have filed, or may file with the Commission, a Rule 462(b) registration statement covering the registration of Offered Securities. At any particular time, this Rule 462(b) registration statement, in the form then on file with the Commission, including the contents of the Initial Registration Statement incorporated by reference therein and including all 430A Information and all 430C Information, that in any case has not then been superseded or modified, shall be referred to as the "**Additional Registration Statement**".

As of the time of execution and delivery of this Agreement, the Initial Registration Statement has been declared effective under the Act and is not proposed to be amended. Any Additional Registration Statement has or will become effective upon filing with the Commission pursuant to Rule 462(b) and is not proposed to be amended. The Offered Securities all have been or will be duly registered under the Act pursuant to the Initial Registration Statement and, if applicable, the Additional Registration Statement.

For purposes of this Agreement:

"**430A Information**", with respect to any registration statement, means information included in a prospectus and retroactively deemed to be a part of such registration statement pursuant to Rule 430A(b).

"**430C Information**", with respect to any registration statement, means information included in a prospectus then deemed to be a part of such registration statement pursuant to Rule 430C.

"**Act**" means the Securities Act of 1933, as amended.

"**Applicable Time**" means   (Eastern time) on the date of this Agreement.

"**Closing Date"** has the meaning defined in Section 3 hereof.

"**Commission**" means the Securities and Exchange Commission.

"**Effective Time**" with respect to the Initial Registration Statement or, if filed prior to the execution and delivery of this Agreement, the Additional Registration Statement, means the date and time as of which such Registration Statement was declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c). If an Additional Registration Statement has not been filed prior to the execution and delivery of this Agreement but the Company has advised the Representatives that it proposes to file one, "**Effective Time**" with respect to such Additional Registration Statement means the date and

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time as of which such Additional Registration Statement is filed and becomes effective pursuant to Rule 462(b).

"**Exchange Act**" means the Securities Exchange Act of 1934.

"**Final Prospectus**" means the Statutory Prospectus that discloses the public offering price, other 430A Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.

"**General Use Issuer Free Writing Prospectus**" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B hereto.

"**Issuer Free Writing Prospectus**" means any "issuer free writing prospectus," as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"**Limited Use Issuer Free Writing Prospectus**" means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus as disclosed on Schedule C hereto.

The Initial Registration Statement and the Additional Registration Statement are referred to collectively as the "**Registration Statements**" and individually as a "**Registration Statement**". A "**Registration Statement**" with reference to a particular time means the Initial Registration Statement and any Additional Registration Statement as of such time. A "**Registration Statement**" without reference to a time means such Registration Statement as of its Effective Time. For purposes of the foregoing definitions, 430A Information with respect to a Registration Statement shall be considered to be included in such Registration Statement as of the time specified in Rule 430A.

"**Rules and Regulations**" means the rules and regulations of the Commission.

"**Securities Laws**" means, collectively, the Sarbanes-Oxley Act of 2002 ("**Sarbanes-Oxley**"), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of "issuers" (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and the rules of the New York Stock Exchange ("**Exchange Rules**").

"**Statutory Prospectus**" with reference to a particular time means the prospectus included in a Registration Statement immediately prior to that time, including any 430A Information or 430C Information with respect to such Registration Statement. For purposes of the foregoing definition, 430A Information shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) or Rule 462(c) and not retroactively.

Unless otherwise specified, a reference to a "rule" is to the indicated rule under the Act.

(ii) *Compliance with Securities Act Requirements*. (i) (A) At their respective Effective Times, (B) on the date of this Agreement and (C) on each Closing Date, each of the Initial Registration Statement and the Additional Registration Statement (if any) conformed and will conform in all material respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) on its date, at the time of filing of the Final Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Time of the Additional Registration Statement in which the Final Prospectus is included, and on each Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the Rules and Regulations and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) on the date of this Agreement, at their respective Effective

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Times or issue dates and on each Closing Date, each Registration Statement, the Final Prospectus, any Statutory Prospectus, any prospectus wrapper and any Issuer Free Writing Prospectus complied or comply, and such documents and any further amendments or supplements thereto will comply, with any applicable laws or regulations of foreign jurisdictions in which the Final Prospectus, any Statutory Prospectus, any prospectus wrapper or any Issuer Free Writing Prospectus, as amended or supplemented, if applicable, are distributed in connection with the Directed Share Program. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by Sunoco, the Selling Stockholder or any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof.

(iii) *Ineligible Issuer Status.* (i) At the time of the initial filing of the Initial Registration Statement and (ii) at the date of this Agreement, the Company was not and is not an "ineligible issuer," as defined in Rule 405, including (x) the Company or any subsidiary of the Company in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(iv) *General Disclosure Package.* As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus (es) issued at or prior to the Applicable Time and the preliminary prospectus, dated   , 2011 (which is the most recent Statutory Prospectus distributed to investors generally) and the other information, if any, stated in Schedule B to this Agreement to be included in the general disclosure package, all considered together (collectively, the "**General Disclosure Package**"), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by Sunoco, the Selling Stockholder or any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof.

(v) *Issuer Free Writing Prospectuses.* Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(vi) *Good Standing of the Company.* The Company has been duly incorporated and is existing and in good standing under the laws of the state of Delaware with power and authority

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(corporate and other) to own its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or properties of the Company and its subsidiaries, taken as a whole ("**Material Adverse Effect**").

(vii) *Subsidiaries.* Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each a "subsidiary" and, collectively, the "subsidiaries") has been duly incorporated or formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and each subsidiary of the Company is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, in each case, except the failure to be so qualified or in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized and validly issued and is fully paid and nonassessable; and, except as disclosed in the General Disclosure Package, the capital stock of each subsidiary owned by the Company, directly or through subsidiaries, is owned free from liens, encumbrances and defects that would materially affect the value thereof.

(viii) *Offered Securities.* The Offered Securities and all other outstanding shares of capital stock of the Company have been duly authorized; the authorized equity capitalization of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus; all outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable and will conform in all material respects to the information in the Registration Statement, General Disclosure Package and to the description of such Offered Securities contained in the Final Prospectus; the Offered Securities have been, validly issued, fully paid and nonassessable and conform to the information in the Registration Statement and General Disclosure Package and to the description of such Offered Securities contained in the Final Prospectus; the stockholders of the Company have no preemptive rights with respect to the Securities; and none of the outstanding shares of capital stock of the Company have been issued in violation of any preemptive or similar rights of any security holder. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, there are no outstanding (i) securities or obligations of the Company convertible into or exchangeable for any capital stock of the Company, (ii) warrants, rights or options to subscribe for or purchase from the Company any such capital stock or any such convertible or exchangeable securities or obligations or (iii) obligations of the Company to issue or sell any shares of capital stock, any such convertible or exchangeable securities or obligations, or any such warrants, rights or options.

(ix) *No Finder's Fee.* Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, there are no contracts, agreements or understandings between the Company or any of its subsidiaries and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering.

(x) *Registration Rights.* Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act. (collectively, "registration rights"), and any person to whom the Company has granted

registration rights has agreed not to exercise such rights until after the expiration of the Company Lock-Up Period referred to in Section 5(j) hereof.

(xi) *Listing.* The Offered Securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(xii) *Absence of Further Requirements.* No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by the Company for the consummation by the Company of the Separation Transactions and the transactions contemplated by the Transaction Documents and this Agreement in connection with the sale of the Offered Securities and the execution, delivery and performance by the Company of the Transaction Documents, except (A) such as have been obtained or made under the Act and such as may be required under state securities laws (including "blue sky" laws) or the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), (B) such as will have been obtained or made on or prior to the Closing Date in connection with the Plan of Reorganization (as defined in the Separation and Distribution Agreement), which are part of the Separation Transactions and (C) with respect to the Separation and Distribution Agreement, for such consents, approvals, authorizations, orders, filings or registrations as would not adversely affect the Underwriters and as would not have a Material Adverse Effect.

(xiii) *Directed Share Program.* The Company will not offer the Directed Shares in connection with the Directed Share Program in any foreign jurisdiction.

(xiv) *Independent Accountants.* Ernst & Young LLP, who have certified certain financial statements of the Company and its subsidiaries, are an independent registered public accounting firm within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Act.

(xv) *Independent Mining Engineers.* Marshall Miller & Associates, Inc., who have prepared information concerning estimates of the proven and probable coal reserves of the coal mining operations of the Company and its subsidiaries and Harold Keene Coal Company, Inc. and its affiliated companies, are independent licensed professional engineers and certified professional geologists.

(xvi) *Title to Property.* Except as disclosed in the General Disclosure Package, including in connection with the debt financing arrangements described in the General Disclosure Package, the Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them and, except as disclosed in the General Disclosure Package, the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles), except where the invalidity or unenforceability of any such lease, or any such interference, does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xvii) *Absence of Defaults and Conflicts Resulting from Transaction.* The execution, delivery and performance by the Company of this Agreement and the Transaction Documents, the Separation Transactions and the issuance and sale of the Offered Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (1) the charter or by-laws (or similar organizational documents) of the Company or any of its subsidiaries, (2) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of its

subsidiaries or any of their properties, or (3) any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties of the Company or any of its subsidiaries is subject, except with respect to clauses (2) and (3) for such breaches, violations, defaults, liens, charges or encumbrances that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; a "**Debt Repayment Triggering Event**" means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion, which amount is material to the Company, of such indebtedness by the Company or any of its subsidiaries.

(xviii) *Absence of Existing Defaults and Conflicts.* Neither the Company nor any of its subsidiaries is in violation of its respective (1) charter or by-laws (or similar organizational documents) or (2) in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant, condition or term contained in any indenture, loan agreement, mortgage, deed of trust, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties or assets of any of them is subject, or (3) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (2) and (3) above, for any such default that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xix) *Authorization of Agreements.* This Agreement has been duly authorized, executed and delivered by the Company.

(xx) *Separation Agreements.* The Separation and Distribution Agreement and each of the other Transaction Documents have been duly authorized, executed and delivered by the Company and with respect to the Exchange Agreement, assuming the valid authorization, execution and delivery by the Selling Stockholder, constitute the valid and binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy with respect to rights to indemnity and contribution.

(xxi) *Possession of Licenses and Permits.* The Company and its subsidiaries possess, and are in compliance with the terms of, all adequate certificates, authorizations, franchises, licenses and permits ("**Licenses**") necessary to the conduct of the business now conducted or proposed in the Registration Statement, the General Disclosure Package and the Final Prospectus to be conducted by them except where the failure to possess or comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and have not received any notice of proceedings relating to the revocation or modification of any Licenses that, if determined adversely to the Company or any of its subsidiaries, has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxii) *Absence of Labor Disputes*. No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists, or, to the knowledge of the Company, is contemplated or threatened, and to the knowledge of the Company, no dispute with the employees of any of the Company's or any of the Company's subsidiaries' principal suppliers, contractors or customers exists or is pending, except, in each case, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxiii) *Possession of Intellectual Property.* The Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, "**intellectual property rights**") necessary to conduct the business now operated by them, or presently employed by them, except where the failure to possess or comply does not have

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and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxiv) *Environmental Laws.* (i) The Company and its subsidiaries (x) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "**Environmental Laws**"), and all past noncompliance with Environmental Laws has been settled and resolved without future obligation (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses and (z) have not received written notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants; (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except, in the case of each of (i) and (ii) above, as described in the General Disclosure Package and for any such failure to comply, or failure to receive required permits, licenses or approvals, notices of liability or cost or liability, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iii) except as described in the General Disclosure Package, (x) there are no proceedings that are pending against the Company or any of its subsidiaries under any Environmental Laws, other than such proceedings that, do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxv) *Accurate Disclosure.* The statements in the Registration Statement, the General Disclosure Package and the Final Prospectus under the captions "Arrangements Between Sunoco and Our Company," "Description of Our Capital Stock," "Description of Certain Indebtedness," insofar as such statements summarize legal matters, agreements or documents discussed therein fairly summarize in all material respects such matters, agreements and documents. The statements in the Registration Statement, the General Disclosure Package and the Final Prospectus under the caption "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders," insofar as such statements summarize certain laws specifically referred to therein, and subject to the qualifications, exceptions, assumptions and limitations described therein, are accurate in all material respects.

(xxvi) *Absence of Manipulation.* The Company has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(xxvii) *Internal Controls and Compliance with the Sarbanes-Oxley Act.* Except as set forth with respect to Sunoco in the General Disclosure Package, the Company, its subsidiaries and the Company's Board of Directors (the "**Board**") are in compliance with the applicable provisions of Sarbanes-Oxley and all applicable Exchange Rules. The Company represents that it maintains a system of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the applicable requirements of the Exchange Act, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, "**Internal Controls**") that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial

statements for external purposes in accordance with generally accepted accounting principles ("**GAAP**"), are designed to comply with the Securities Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the Company has adopted and applies corporate governance guidelines. The Internal Controls are, or upon consummation of the offering of the Offered Securities will be, overseen by the Audit Committee (the "**Audit Committee**") of the Board in accordance with Exchange Rules. Except as set forth in the General Disclosure Package, the Company has not publicly disclosed or reported to the Audit Committee or the Board, and the Company does not reasonably expect to publicly disclose or report within the next 135 days to the Audit Committee or the Board, a significant deficiency, material weakness, change that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an "**Internal Control Event**"), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect.

(xxviii) *Litigation.* Except as disclosed in the General Disclosure Package, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of its subsidiaries or any of their respective properties that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are, to the Company's knowledge, threatened.

(xxix) *Financial Statements.* The financial statements, together with the related schedules and notes, included in each Registration Statement and the General Disclosure Package and the Final Prospectus present fairly in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with GAAP; the schedules included in each Registration Statement present fairly in all material respects the information required to be stated therein. The summary and selected financial and statistical data included in the Registration Statement, the General Disclosure Package and the Final Prospectus presents fairly in all material respects the information shown therein and such data has been compiled on a basis consistent with the financial statements presented therein and the books and records of the Company. The Company does not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any "variable interest entities" within the meaning of Financial Accounting Standards Board Interpretation No. 46), required to be disclosed by the Act but not disclosed in the Registration Statement, the General Disclosure Package and the Prospectus. There are no financial statements that are required pursuant to the Act to be included in the Registration Statement, the General Disclosure Package or the Final Prospectus that are not included as required.

(xxx) *No Material Adverse Change in Business.* Except as disclosed in the General Disclosure Package, since the end of the period covered by the latest audited financial statements included in the General Disclosure Package (i) there has been no change, nor any development or event involving a prospective change, in the financial condition, results of operations, business or properties of the Company and its subsidiaries, taken as a whole, that is material and adverse, (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, (iii) there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries, (iv) there has not been any

material transaction entered into by the Company, other than transactions in the ordinary course of business and changes and transactions described in the Registration Statement, the General Disclosure Package and the Final Prospectus, including the Separation Transactions pursuant to the Separation and Distribution Agreement, (v) there has not been any obligation, direct or contingent, which is material to the Company and its subsidiaries taken as a whole, incurred by the Company, except obligations incurred in the ordinary course of business, and (vi) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority.

(xxxi) *Investment Company Act.* The Company is not an "investment company" as defined in the Investment Company Act of 1940 (the "**Investment Company Act**").

(xxxii) *Ratings.* No "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company's retaining any rating assigned to the Company or any securities of the Company or (ii) has informed the Company that it is considering any of the actions described in Section 8(c)(ii) hereof.

(xxxiii) *Insurance*. The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as the Company's management has reasonably determined are adequate to protect the Company and its subsidiaries and their respective businesses; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not have a Material Adverse Effect.

(xxxiv) *Taxes*. (i) The Company and its subsidiaries have filed all federal income tax returns and all other federal, state, local and foreign tax returns required to be filed prior to the date hereof, (ii) the Company and its subsidiaries have paid all federal, state, local and foreign taxes shown as due on such tax return and required to be paid prior to the date hereof; and (iii) except as otherwise disclosed in the General Disclosure Package, there is no tax deficiency that has been, or would reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, in each of cases (i), (ii) and (iii), except as does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxxv) *Compliance with ERISA*. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), for which the Company or any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the "**Code**")), would have any liability (each, a "**Plan**") has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code, except where the failure to so maintain such plans does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption, except such transactions as do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no "accumulated funding deficiency" as defined in Section 412 of the Code, whether or not waived, has occurred or is reasonably expected to occur, except where such deficiency does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iv) no "reportable event" (within the meaning of Section 4043(c) of ERISA) has occurred or is

reasonably expected to occur with respect to any Plan for which the 30-day notice requirement has not been waived, except for any reportable events as do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (v) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a "**multiemployer plan**", within the meaning of Section 4001(a)(3) of ERISA), except for such liability as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxxvi) *No Unlawful Payments*. Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(xxxvii) *Compliance with Money Laundering Laws*. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "**Money Laundering Laws**"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xxxviii) *Compliance with OFAC*. None of the Company, any of its subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("**OFAC**"); and the Company will not, directly or indirectly, use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxix) The Company has not, directly or indirectly, offered or sold any of the Offered Securities by means of any "prospectus" (within the meaning of the Act and the Rules and Regulations) or used any "prospectus" or made any offer (within the meaning of the Act and the Rules and Regulations) in connection with the offer or sale of the Offered Securities contemplated by this Agreement, in each case other than through the General Disclosure Package or a Limited Use Issuer Free Writing Prospectus referred to in Section 2(a)(iv) hereof.

(xl) *Forward-Looking Statements*. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the General Disclosure Package or the Final Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xli) *Statistical and Market Data*. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Final Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(xlii) *Absence of Unlawful Influence*. The Company has not offered or sold, or caused the Underwriters to offer or sell, any Offered Securities to any person pursuant to the Directed

11

Share Program with the specific intent to unlawfully influence (i) a customer or supplier of the Company to alter the customer's or supplier's level or type of business with the Company or (ii) a trade journalist or publication to write or publish favorable information about the Company or its products.

(b) The Selling Stockholder represents and warrants to, and agrees with, the Company, Sunoco and the several Underwriters that:

(i) *Title to the Securities.* The Selling Stockholder has and on each Closing Date hereinafter mentioned will have valid, unencumbered and marketable title to the Offered Securities to be delivered by the Selling Stockholder on such Closing Date and full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Offered Securities to be delivered by the Selling Stockholder on such Closing Date hereunder; and, upon the delivery of and payment for the Offered Securities on each Closing Date hereunder, the several Underwriters will acquire valid and unencumbered title to the Offered Securities to be delivered by the Selling Stockholder on such Closing Date.

(ii) *Absence of Further Requirements*. No consent, approval, authorization or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by the Selling Stockholder for the consummation by the Selling Stockholder of the transactions contemplated by this Agreement in connection with the offering and sale of the Offered Securities sold by the Selling Stockholder, except such as have been obtained and made under the Act and such as may be required under state securities laws (including "blue sky" laws).

(iii) *Absence of Defaults and Conflicts Resulting from Transaction*. The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Selling Stockholder pursuant to, (1) any statute, any rule, regulation or order of any governmental agency or body or any court having jurisdiction over the Selling Stockholder or any of its properties or (2) any agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder is bound or to which any of the properties of the Selling Stockholder is subject, or (3) the charter or by-laws of the Selling Stockholder, except with respect to clauses (1) and (2) where such breach, violation, default or imposition of a lien, charge or encumbrance does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, business or properties of the Selling Stockholder and its subsidiaries, take as a whole.

(iv) *Compliance with Securities Act Requirements*. On the date of the Final Prospectus, at the time of filing of the Final Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Time of the Additional Registration Statement in which the Final Prospectus is included, and on each Closing Date, none of the written information furnished to the Company by the Selling Stockholder will include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence applies only to the extent that any statements in or omissions from a Registration Statement, the Final Prospectus, any Statutory Prospectus or any amendments or supplements thereto are based on written information furnished to the Company by the Selling Stockholder.

(v) *Authorization of Agreement.* This Agreement has been duly authorized, executed and delivered by the Selling Stockholder.

(vi) *No Finder's Fee.* Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Selling Stockholder and any person that

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would give rise to a valid claim against the Selling Stockholder or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering.

(c) Sunoco represents and warrants to, and agrees with, the several Underwriters that:

(i) *Absence of Further Requirements.* No consent, approval, authorization or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by Sunoco for the consummation by Sunoco of the Separation Transactions and the transactions contemplated by the Transaction Documents and this Agreement in connection with the sale of the Offered Securities, except (A) such as have been obtained or made under the Act and such as may be required under the state securities laws (including "blue sky" laws) or the rules and regulations of FINRA, (B) such as will have been obtained or made on or prior to the Closing Date in connection with the Plan of Reorganization (as defined in the Separation and Distribution Agreement), which are part of the Separation Transactions and (C) with respect to the Separation and Distribution Agreement, for such consents, approvals, authorizations, orders, filings or registrations as would not adversely affect the Underwriters and as would not have a Material Adverse Effect.

(ii) *Absence of Defaults and Conflicts Resulting from Transaction.* The execution, delivery and performance by Sunoco of this Agreement and the Transaction Documents, the Separation Transactions and the consummation of the transactions herein and therein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Sunoco or any of its subsidiaries pursuant to, (1) the charter or by-laws (or similar organizational documents) of Sunoco or any of its subsidiaries, (2) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over Sunoco or any of its subsidiaries or any of their properties, or (3) any agreement or instrument to which Sunoco or any of its subsidiaries is a party or by which Sunoco or any of its subsidiaries is bound or to which any of the properties of Sunoco or any of its subsidiaries is subject, except with respect to (2) and (3) for such breaches, violations, defaults, liens, charges or encumbrances that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) *Compliance with Securities Act Requirements.* On the date of the Final Prospectus, at the time of filing of the Final Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Time of the Additional Registration Statement in which the Final Prospectus is included, and on each Closing Date, none of the information furnished to the Company by Sunoco will include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The preceding sentence applies only to the extent that any statements in or omissions from a Registration Statement, the Final Prospectus, any Statutory Prospectus or any amendments or supplements thereto are based on information furnished to the Company by Sunoco.

(iv) *Authorization of Agreement.* This Agreement has been duly authorized, executed and delivered by Sunoco.

(v) *Separation Agreements.* The Separation and Distribution Agreement and each of the other Transaction Documents have been duly authorized, executed and delivered by Sunoco and, with respect to the exchange agreement, assuming the valid authorization, execution and delivery by the Selling Stockholder, constitute the valid and binding obligations of Sunoco, enforceable in accordance with their terms, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy with respect to rights to indemnity and contribution.

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(vi) *Good Standing*. Sunoco is validly existing and, to the extent such concept exists in the relevant jurisdiction, in good standing under the laws of the jurisdiction of its organization.

(vii) *General Disclosure Package.* As of the Applicable Time, neither (1) the information furnished to the Company by Sunoco in the General Disclosure Package nor (2) the information furnished to the Company by Sunoco in any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The preceding sentence applies only to the extent that any statements in or omissions from a Registration Statement, the Final Prospectus, any Statutory Prospectus or any amendments or supplements thereto are based on information furnished to the Company by Sunoco.

(viii) *No Distribution of Offering Material*. Sunoco has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Offered Securities.

(ix) *Material Agreements*. There are no material agreements or arrangements relating to the Company or its subsidiaries to which Sunoco (or, to Sunoco's knowledge, any direct or indirect stockholder of Sunoco) is a party, which are required to be described in the Registration Statements, the General Disclosure Package or the Final Prospectus or to be filed as exhibits thereto that are not so described or filed.

(x) *Continued Compliance with Securities Laws*. If, at any time when a prospectus relating to the offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the information provided by Sunoco included in the Registration Statement, the General Disclosure Package or the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading with respect to Sunoco, Sunoco will promptly notify the Company and the Representatives of such change.

(xi) The exchange of the Offered Securities between Sunoco and the Selling Stockholder is not prompted by any material information concerning the Company or any of its subsidiaries which is not set forth in, the Registration Statement, the General Disclosure Package or the Final Prospectus.

(xii) Sunoco has not, directly or indirectly, offered or sold any of the Offered Securities by means of any "prospectus" (within the meaning of the Act and the Rules and Regulations) or used any "prospectus" or made any offer (within the meaning of the Act and the Rules and Regulations) in connection with the offer or sale of the Offered Securities contemplated by this Agreement, in each case other than through the General Disclosure Package or a Limited Use Issuer Free Writing Prospectus referred to in Section 2(a)(iv) hereof.

3. *Purchase, Sale and Delivery of Offered Securities*. On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Selling Stockholder agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Selling Stockholder, at a purchase price of $ per Security, that number of Firm Securities (rounded up or down to the nearest whole number, as determined by the Representatives in their discretion, in order to avoid fractions) obtained by multiplying the number of Firm Securities by a fraction the numerator of which is the number of Firm Securities set forth opposite the name of such Underwriter in Schedule A hereto and the denominator of which is the total number of Firm Securities.

The Selling Stockholder will deliver the Firm Securities to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price in Federal (same day) funds by official bank check or checks or wire

transfers to an account at a bank acceptable to the Representatives drawn to the order of the Selling Stockholder, at the office of Kirkland & Ellis LLP, New York, New York at 9:00 A.M., New York time, on   , 2011, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the "**First Closing Date**"; *provided* that the place and time of closing shall be at the same place as, and on the same day as and promptly after, the closing of the exchange of the Debt Obligations for Securities contemplated by the Exchange Agreement.

For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to this Offering. The Firm Securities so to be delivered or evidence of their issuance will be made available for checking to the Underwriters at the above office at least 24 hours prior to the First Closing Date.

In addition, upon written notice from the Representatives given to Sunoco and the Selling Stockholder from time to time not more than 30 days subsequent to the date hereof, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per Security to be paid for the Firm Securities. The Selling Stockholder agrees to sell to the Underwriters the number of Optional Securities specified in such notice. Such Optional Securities shall be purchased from the Selling Stockholder for the account of each Underwriter in the same proportion as the number of Firm Securities set forth opposite such Underwriter's name bears to the total number of Firm Securities (subject to adjustment by the Representatives to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm Securities. No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to Sunoco and the Selling Stockholder. It is understood that the Representatives are authorized to make payment for and accept delivery of such Optional Securities on behalf of the Underwriters pursuant to the terms of the Representatives' instructions to Sunoco and the Selling Stockholder.

Each time for the delivery of and payment for the Optional Securities, being herein referred to as an "**Optional Closing Date**", which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a "**Closing Date**"), shall be no earlier than four business days after written notice of election to purchase Optional Securities is given. The Selling Stockholder will deliver the Optional Securities being purchased on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives, against payment of the purchase price therefor in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Selling Stockholder, at the office of Kirkland & Ellis LLP, New York, New York. The Optional Securities being purchased on each Optional Closing Date or evidence of their issuance will be made available to the Underwriters for checking at the above office at a reasonable time in advance of such Optional Closing Date.

4. *Offering by Underwriters*. It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. *Certain Agreements of the Company*. The Company agrees with Sunoco, the several Underwriters and the Selling Stockholder that:

(a) *Additional Filings*. Unless filed pursuant to Rule 462(c) as part of the Additional Registration Statement in accordance with the next sentence, the Company will file the Final Prospectus, in a form approved by the Representatives, with the Commission pursuant to and in accordance with subparagraph (1) (or, if applicable and if consented to by the Representatives, subparagraph (4)) of Rule 424(b) not later than the earlier of (A) the second business day following the execution and delivery of this Agreement or (B) the fifteenth business day after the Effective Time of the Initial Registration Statement. The Company will advise the

Representatives promptly of any such filing pursuant to Rule 424(b) and provide satisfactory evidence to the Representatives of such timely filing. If an Additional Registration Statement is necessary to register a portion of the Offered Securities under the Act but the Effective Time thereof has not occurred as of the execution and delivery of this Agreement, the Company will file the additional registration statement or, if filed, will file a post-effective amendment thereto with the Commission pursuant to and in accordance with Rule 462(b) on or prior to 10:00 P.M., New York time, on the date of this Agreement or, if earlier, on or prior to the time the Final Prospectus is finalized and distributed to any Underwriter, or will make such filing at such later date as shall have been consented to by the Representatives, which consent shall not be unreasonably withheld or delayed.

(b) *Filing of Amendments; Response to Commission Requests.* The Company will promptly advise the Representatives of any proposal to amend or supplement at any time the Initial Registration Statement, any Additional Registration Statement or any Statutory Prospectus and, unless required by the Securities Laws, will not effect such amendment or supplementation without the Representatives' consent, which consent shall not be unreasonably withheld or delayed; and the Company will also advise the Representatives promptly of (i) the effectiveness of any Additional Registration Statement (if its Effective Time is subsequent to the execution and delivery of this Agreement), (ii) any amendment or supplementation of a Registration Statement or any Statutory Prospectus, (iii) any request by the Commission or its staff for any amendment to any Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iv) the institution by the Commission of any stop order proceedings in respect of a Registration Statement or the threatening of any proceeding for that purpose, and (v) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its reasonable best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) *Continued Compliance with Securities Laws.* If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and the dealers and any other dealers upon request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives' consent to, nor the Underwriters' delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 8 hereof.

(d) *Rule 158.* As soon as practicable, but not later than the Availability Date (as defined below), the Company will make generally available to its security holders an earnings statement covering a period of at least 12 months beginning after the Effective Time of the Initial Registration Statement (or, if later, the Effective Time of the Additional Registration Statement) which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act. For the purpose of the preceding sentence, "**Availability Date**" means the day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Time on which the Company is required to file its Form 10-Q for such fiscal quarter except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the day after the end of such fourth fiscal quarter on which the Company is required to file its Form 10-K.

(e) *Furnishing of Prospectuses.* The Company will furnish to the Representatives copies of each Registration Statement, each related Statutory Prospectus, and, so long as a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act, the Final Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives reasonably request. The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement, unless otherwise agreed to by the parties. All other such documents shall be so furnished as soon as available. The Company or Sunoco will pay the expenses of printing and distributing to the Underwriters all such documents.

(f) *Blue Sky Qualifications.* The Company will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Representatives may reasonably designate and will continue such qualifications in effect so long as required for the distribution; *provided, however,* that the Company shall not be obligated to file any general consent to the service of process in any jurisdiction in which it is not otherwise so subject or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g) *Reporting Requirements.* So long as any Securities are outstanding, during the period of three years hereafter, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system ("**EDGAR**"), it is not required to furnish such reports or statements to the Representatives or the Underwriters.

(h) *Payment of Expenses.* The Company and Sunoco agree with the Selling Stockholder and the several Underwriters that the Company or Sunoco will pay all expenses incidental to the performance of the obligations of the Company under this Agreement, including but not limited to (i) any documented regulatory filing fees and documented and reasonable fees and disbursements of Swiss and Cayman Islands counsel for the Selling Stockholder, (ii) any filing fees and other expenses (including reasonable fees and disbursements of counsel to the Underwriters) incurred in connection with qualification of the Offered Securities for sale under the laws of such jurisdictions as the Representatives designate and the preparation and printing of memoranda relating thereto, (iii) costs and expenses related to the review by FINRA of the Offered Securities (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such review), (iv) costs and expenses relating to investor presentations or any "road show" in connection with the offering and sale of the Offered Securities including, without limitation, any travel expenses of the Company's officers and employees and any other expenses of the Company including the chartering of airplanes, (v) fees and expenses incident to listing the Offered Securities on the New York Stock Exchange, and (vi) expenses incurred by the Company in distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred by the Company for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. Except as otherwise expressly provided in this Agreement, the Company, Sunoco, the Underwriters and the Selling Stockholder will pay all of their own costs and expenses, including the fees of their counsel and, as applicable, any transfer taxes on the sale by the Selling Stockholder of the Offered Securities to the Underwriters.

(i) *Absence of Manipulation.* The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result

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in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

(j) *Restriction on Sale of Securities by Company.* For the period specified below (the "**Company Lock-Up Period**"), the Company will not, directly or indirectly, take any of the following actions with respect to its Securities or any securities convertible into or exchangeable or exercisable for any of its Securities ("**Company Lock-Up Securities**"): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Company Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Company Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Company Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Company Lock-Up Securities within the meaning of Section 16 of the Exchange Act, (v) file with the Commission a registration statement under the Act relating to Company Lock-Up Securities, or (vi) publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC ("**Credit Suisse**"). The foregoing sentence shall not apply to (A) grants of employee stock options (or the issuance of Securities pursuant to such options) or other equity-based compensation awards pursuant to the terms of a plan disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus or the exercise of any other employee stock options outstanding on the date hereof and disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, provided such Securities (other than any Company employee stock options issued to employees of Sunoco as a result of the conversion of Sunoco stock options held by such employees into Sunoco stock options and vested Company stock options in connection with the Distribution (as defined below)) do not vest and are not transferable during the Company Lock-Up Period, or (B) the filing of any registration statement on Form S-8 relating to securities described in clause (A). The initial Company Lock-Up Period will commence on the date hereof and continue for 180 days after the date hereof or such earlier date that Credit Suisse consents to in writing; *provided, however*, that if (1) during the last 17 days of the initial Company Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Company Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Company Lock-Up Period, then in each case the Company Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the materials news or material event, as applicable, unless Credit Suisse waives, in writing, such extension. The Company will provide Credit Suisse with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Company Lock-Up Period.

(k) *Transfer Restrictions.* In connection with the Directed Share Program, the Company will ensure that the Directed Shares will be restricted to the extent required by the FINRA rules from sale, transfer, assignment, pledge or hypothecation for a period of three months following the date of the effectiveness of the Registration Statement. The Designated Underwriter will notify the Company as to which Participants will need to be so restricted. At the request of the Designated Underwriter, the Company will direct the transfer agent to place stop transfer restrictions upon such securities for such period of time.

(l) *Payment of Expenses Related to Directed Share Program.* The Company or Sunoco will pay all fees and disbursements of counsel (including non-U.S. counsel if reasonably approved by Sunoco) incurred by the Underwriters in connection with the Directed Share Program and stamp duties, similar taxes or duties or other taxes, if any, incurred by the underwriters in connection with the Directed Share Program.

6. *Certain Agreements of Sunoco.* Sunoco agrees with the several Underwriters that:

(a) *Restriction on Sale of Securities by Sunoco.* For the period specified below (the "**Sunoco Lock-Up Period**"), Sunoco will not, directly or indirectly, take any of the following

actions with respect to Securities of the Company or any securities convertible into or exchangeable or exercisable for any Securities ("**Sunoco Lock-Up Securities**"): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Sunoco Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Sunoco Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Sunoco Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Sunoco Lock-Up Securities within the meaning of Section 16 of the Exchange Act, (v) file with the Commission a registration statement under the Act relating to Sunoco Lock-Up Securities, or (vi) publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse. The foregoing sentence shall not apply to the Offered Securities to be sold pursuant to this Agreement and any transaction pursuant to the Exchange Agreement. The initial Sunoco Lock-Up Period will commence on the date hereof and continue for 180 days after the date hereof or such earlier date that Credit Suisse consents to in writing; *provided*, *however*, that if (1) during the last 17 days of the initial Sunoco Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Sunoco Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Sunoco Lock-Up Period, then in each case the Sunoco Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse waives, in writing, such extension; *provided*, *further*, that Sunoco may distribute its equity interests in the Company in a transaction pursuant to Sections 355 and 368(a)(1)(D) of the Code as described in the Prospectus at any time after the date that is 120 days after the date hereof (the "**Distribution**") without the prior written consent of Credit Suisse.

(b) *Absence of Manipulation.* Sunoco will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

7. *Free Writing Prospectuses.* The Company and the Selling Stockholder represent and agree that, unless they obtain the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a "free writing prospectus," as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a "**Permitted Free Writing Prospectus**." The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

8. *Conditions of the Obligations of the Underwriters.* The obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date and the Optional Securities to be purchased on each Optional Closing Date, if any, will be subject to the accuracy of the representations and warranties of the Company, Sunoco and the Selling Stockholder herein on both the date hereof and on the Closing Date, to the accuracy of the statements of Company and Sunoco officers made in any certificates delivered pursuant to the provisions hereof, to the performance by the Company, Sunoco and the Selling Stockholder of their obligations hereunder and to the following additional conditions precedent:

(a) *Accountants' Comfort Letter.* The Representatives shall have received letters, dated, respectively, the date hereof and as of each Closing Date, of Ernst & Young LLP confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and substantially in the form of Schedule D hereto (except that, in any letter dated a Closing Date, the specified date referred to in Schedule D hereto shall be a date no more than three days prior to such Closing Date).

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(b) *Effectiveness of Registration Statement.* If the Effective Time of the Additional Registration Statement (if any) is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later than 10:00 P.M., New York time, on the date of this Agreement or, if earlier, the time the Final Prospectus is finalized and distributed to any Underwriter, or shall have occurred at such later time as shall have been consented to by the Representatives. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. Prior to such Closing Date, no stop order suspending the effectiveness of a Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Selling Stockholder, the Company or the Representatives shall be contemplated by the Commission.

(c) *No Material Adverse Change.* Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries, taken as a whole which, in the judgment of the Representatives, acting jointly, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any downgrading in the rating of any debt securities or preferred stock of the Company by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities or preferred stock of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Representatives, acting jointly, impractical to proceed with the offering, sale or delivery of, or to enforce contracts for the sale of, the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange and NASDAQ or any setting of minimum or maximum prices for trading on such exchange; (v) any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal or New York authorities; (vii) any major disruption of settlements of securities, payment or clearance services in the United States or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to proceed with the offering, sale or delivery of the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(d) *Opinion of Counsel for the Company.* The Representatives shall have received an opinion, dated such Closing Date, of Wachtell, Lipton, Rosen & Katz, counsel for the Company, in the form attached hereto as Exhibit C.

(e) *Opinion of Counsel for the Selling Stockholder.* The Representatives shall have received an opinion, dated such Closing Date, of counsel for the Selling Stockholder, in the form attached hereto as Exhibit D.

(f) *Opinion of Counsel for Sunoco.* The Representatives shall have received an opinion, dated such Closing Date, of Wachtell, Lipton, Rosen & Katz, counsel for Sunoco, in the form attached hereto as Exhibit E.

(g) *Opinion of Counsel for Underwriters.* The Representatives shall have received from Kirkland & Ellis LLP, counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Selling Stockholder and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(h) *Company Officer's Certificate.* The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state, each in his or her capacity as an officer of the Company and not in his or her individual capacity, that: the representations and warranties of the Company in this Agreement are true and correct as of such Closing Date; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge, are threatened by the Commission; the Additional Registration Statement (if any) satisfying the requirements of subparagraphs (1) and (3) of Rule 462(b) was timely filed pursuant to Rule 462(b), including payment of the applicable filing fee in accordance with Rule 111(a) or (b) of Regulation S-T of the Commission; and, subsequent to the date of the most recent financial statements in the Registration Statement, the General Disclosure Package and the Final Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the financial condition, results of operations, business or properties of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(i) *Sunoco Officer's Certificate.* The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of Sunoco in which such executive officer, in his or her capacity as an officer of Sunoco and not in his or her individual capacity, in the form of Schedule E hereto, shall state that: the representations and warranties of Sunoco in this Agreement are true and correct as of such Closing Date; and Sunoco has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.

(j) *Lock-Up Agreements.* On or prior to the date hereof, the Representatives shall have received lock-up letters, each substantially in the form attached as Exhibit A hereto, from each of the executive officers and directors of the Company listed in Schedule E hereto.

(k) *Form W-9.* To avoid a 28% backup withholding tax, the Selling Stockholder shall have delivered to the Representatives a properly completed and executed United States Treasury Department Form W-9 (or, if applicable, United States Treasury Department Form W-8 or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

(l) *Marshall Miller Report.* The Representatives shall have received letters with respect to each of the coal mining operations of Jewell Coke Company L.P. and Harold Keene Coal Co., Inc., dated, respectively, the date hereof and as of each Closing Date, of Marshall Miller & Associates, Inc. substantially in the form of Schedule F hereto (except that, in any letter dated a Closing Date, the specified date referred to in Schedule F hereto shall be a date no more than three days prior to such Closing Date).

(m) *Separation Transactions.* The Separation Transactions and the other transactions contemplated by the Transaction Documents to have occurred as of such Closing Date shall have been consummated in accordance with the terms of the Transaction Documents, as described in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(n) *Exchange of Offered Securities.* With respect to the obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date, the First Exchange shall have occurred and with respect to the obligations of the several Underwriters to purchase and pay for the Optional Securities to be purchased on each Optional Closing Date, if any, an Optional Exchange shall have occurred, in each case in accordance with the terms of the Exchange Agreement and without giving effect to any waiver of conditions or amendments not consented to by the Representatives.

The Selling Stockholder, the Company and Sunoco will furnish the Representatives with such conformed copies of such letters and documents as the Representatives reasonably request. The Representatives may

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in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise.

9. *Indemnification and Contribution.* (a) *Indemnification of Underwriters by Company and Sunoco.* The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each an "**Indemnified Party**"), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any part of (i) any Registration Statement at any time or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made or (B) any inaccuracy in, or breach of, any representation or warranty of the Company contained in this Agreement or in any certificate, instrument, document or agreement delivered by the Company pursuant to or in connection with this Agreement, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; *provided*, *however*, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by Sunoco, the Selling Stockholder or by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) below.

Sunoco will indemnify and hold harmless each Indemnified Party against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any part of (i) any Registration Statement at any time or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company by Sunoco specifically for use therein or (B) any inaccuracy in, or breach of, any representation or warranty of Sunoco contained in this Agreement or in any certificate, instrument, document or agreement delivered by Sunoco pursuant to or in connection with this Agreement, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to the above as such expenses are incurred.

The Company and Sunoco, severally and not jointly, agree to indemnify and hold harmless the Designated Underwriter and its affiliates and each person, if any, who controls the Designated Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act (the "**Designated Entities**"), from and against any and all losses, claims, damages and liabilities (including, without

22

limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any material prepared by or with the consent of the Company for distribution to Participants in connection with the Directed Share Program or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) arising out of or based upon the failure of any Participant to pay for and accept delivery of Directed Shares that the Participant agreed to purchase; or (iii) arising out of, related to, or in connection with the Directed Share Program, other than losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the willful misconduct or gross negligence of the Designated Entities.

(b) *Indemnification of Underwriters.* The Selling Stockholder will indemnify and hold harmless each Indemnified Party, against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of (i) any Registration Statement at any time or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made, in each to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to the above as such expenses are incurred; *provided, however*, that the Selling Stockholder shall be subject to such liability only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission is based upon information provided by the Selling Stockholder; *provided*, *further*, that the liability under this subsection of the Selling Stockholder shall be limited to an amount equal to the aggregate gross proceeds after underwriting commissions and discounts, but before expenses, to the Selling Stockholder from the sale of Securities sold by the Selling Stockholder hereunder.

(c) *Indemnification of the Company, Sunoco and the Selling Stockholder.* Each Underwriter will severally and not jointly indemnify and hold harmless (i) the Company and Sunoco, and each of their respective directors and each of its officers who signs a Registration Statement and (ii) each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, the Selling Stockholder and any controlling person of the Selling Stockholder (each of the foregoing in clauses (i) and (ii), an "**Underwriter Indemnified Party**") against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, or other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of (i) any Registration Statement at any time or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made,, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter

Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of (i) the following information in the Final Prospectus furnished on behalf of each Underwriter: the concession figure appearing in the fourth paragraph under the caption "Underwriting," the twenty-second paragraph under the caption "Underwriting" concerning short sales and stabilization and the twenty-fourth paragraph under the caption "Underwriting" concerning a prospectus in electronic format and internet distributions; and (ii) the following information in the Final Prospectus furnished on behalf of the Representatives: the seventh paragraph under the caption "Underwriting."

(d) *Actions against Parties; Notification.* Promptly after receipt by an indemnified party under this Section or Section 11 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a), (b) or (c) above or Section 11, notify the indemnifying party of the commencement thereof; *provided* that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a), (b) or (c) above or Section 11 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and *provided further* that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a), (b) or (c) above or Section 11. In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section or Section 11, as the case may be for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding anything contained herein to the contrary, if indemnity may be sought pursuant to the last paragraph in Section 9(a) hereof in respect of such action or proceeding, then in addition to such separate firm for the indemnified parties, the indemnifying party shall be liable for the reasonable fees and expenses of not more than one separate firm (in addition to any local counsel) for the Designated Underwriter for the defense of any losses, claims, damages and liabilities arising out of the Directed Share Program, and all persons, if any, who control the Designated Underwriter within the meaning of either Section 15 of the Act of Section 20 of the Exchange Act. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e) *Contribution.* If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, Sunoco and the Selling Stockholder on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, Sunoco and the Selling Stockholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company, Sunoco and the Selling Stockholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the

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Company, Sunoco and the Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriters; *provided* that for purposes of this Section 9(e), Sunoco shall be deemed to have received the net proceeds from the offering of Securities sold by the Selling Stockholder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, Sunoco, the Selling Stockholder or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (e). Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company, Sunoco, the Selling Stockholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9(e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 9(e).

10. *Default of Underwriters*. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First or any Optional Closing Date and the aggregate number of shares of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the Representatives may make arrangements satisfactory to the Company, Sunoco and the Selling Stockholder for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate number of shares of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the Representatives, the Company, Sunoco and the Selling Stockholder for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter, the Company, Sunoco or the Selling Stockholder, except as provided in Section 12 (*provided* that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination). As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

11. *Qualified Independent Underwriter*. The Company hereby confirms that at its request Merrill Lynch, Pierce, Fenner & Smith Incorporated has without compensation acted as "**qualified independent underwriter**" (in such capacity, the "**QIU**") within the meaning of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. in connection with the offering of the Offered Securities. The Company and the Selling Stockholder will severally and not jointly indemnify and hold harmless the QIU, its directors, officers, employees and agents and each person, if any, who controls the QIU within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which the QIU may become subject, under the Act, the Exchange Act, other federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the QIU's acting (or alleged failing to act) as such "qualified independent underwriter" and will reimburse the QIU for any legal or other expenses reasonably incurred by the QIU in connection with investigating or defending any such loss, claim, damage, liability or action as such

expenses are incurred; *provided*, *however*, that the Company and the Selling Stockholder shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense results from the gross negligence, bad faith or willful misconduct of the QIU; *provided*, *further*, that the Selling Stockholder shall only be subject to liability under this Section to the extent such liability arises out of or is based upon any untrue statement or alleged untrue statement or upon an omission or alleged omission based upon written information furnished to the Company by the Selling Stockholder specifically for use therein; and *provided*, further, that the liability under this Section of the Selling Stockholder shall be limited to an amount equal to the aggregate gross proceeds to the Selling Stockholder from the sale of Securities sold by the Selling Stockholder hereunder.

12. *Survival of Certain Representations and Obligations*. The respective indemnities, agreements, representations, warranties and other statements of the Selling Stockholder, of Sunoco, of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Selling Stockholder, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than (a) any event specified in clause (iii), (iv), (vi), (vii) or (viii) of Section 8(c) and 8(k) of this Agreement or (b) because of the termination of this Agreement pursuant to Section 10 hereof, the Company and Sunoco, jointly and severally, will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by it in connection with the offering of the Offered Securities, and the respective obligations of the Company, the Selling Stockholder and the Underwriters pursuant to Section 10 hereof and the obligations of the Company and the Selling Stockholder pursuant to Section 11 shall remain in effect. In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.

13. *Notices*. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to the Representatives c/o Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, Attention: LCD-IBD, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at SunCoke Energy, Inc., 1011 Warrenville Road, 6th Floor, Lisle, IL 60532, Attention: General Counsel, or, if sent to Sunoco, will be mailed, delivered or telegraphed and confirmed to it at Sunoco, Inc., 1818 Market Street—Suite 1500, Philadelphia, PA 19103, Attention: Stacy L. Fox, Esq., Senior Vice President and General Counsel, or, if sent to the Selling Stockholder or any of them, will be mailed, delivered or telegraphed and confirmed to Credit Suisse AG, Cayman Islands Branch, One Madison Avenue, New York, NY 10010, Attention: ; *provided*, however, that any notice to an Underwriter pursuant to Section 9 will be mailed, delivered or telegraphed and confirmed to such Underwriter.

14. *Successors*. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

15. *Representation*. The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives will be binding upon all the Underwriters.

16. *Counterparts*. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

17. *Absence of Fiduciary Relationship*. The Company, Sunoco and the Selling Stockholder acknowledge and agree that:

(a) *No Other Relationship*. The Representatives have been retained solely to act as underwriters in connection with the sale of the Offered Securities and that no fiduciary, advisory or agency relationship between the Company, Sunoco or the Selling Stockholder, on the one hand, and the Representatives, on the

other, has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or are advising the Company or the Selling Stockholder on other matters;

(b) *Arms' Length Negotiations.* The price of the Offered Securities set forth in this Agreement was established by Company, Sunoco and the Selling Stockholder following discussions and arms'-length negotiations with the Representatives and the Company, Sunoco and the Selling Stockholder are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) *Absence of Obligation to Disclose.* The Company, Sunoco and the Selling Stockholder have been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company, Sunoco or the Selling Stockholder and that the Representatives have no obligation to disclose such interests and transactions to the Company, Sunoco or the Selling Stockholder by virtue of any fiduciary, advisory or agency relationship; and

(d) *Waiver.* The Company, Sunoco and the Selling Stockholder waive, to the fullest extent permitted by law, any claims they may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Representatives shall have no liability (whether direct or indirect) to the Company, Sunoco or the Selling Stockholder in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company and Sunoco, including stockholders, employees or creditors of the Company and Sunoco.

18. *Applicable Law***. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.**

The Company, Sunoco and the Selling Stockholder hereby submit to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company, Sunoco and the Selling Stockholder irrevocably and unconditionally waive any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.

19. *USA Patriot Act.* In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and Sunoco, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

If the foregoing is in accordance with the Representatives' understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company, Sunoco, the Selling Stockholder and the several Underwriters in accordance with its terms.

Very truly yours,

SUNCOKE ENERGY, INC.

By: _____
Name:
Title:

SUNOCO, INC.

By: _____
Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH
(IN ITS CAPACITY AS SELLING STOCKHOLDER)

By: _____
Name:
Title:

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The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By: _____
      Name:
      Title:

GOLDMAN, SACHS & CO.

By: _____
      Name:
      Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH
         INCORPORATED

By: _____
      Name:
      Title:

      Acting on behalf of themselves and as the Representatives of the several Underwriters.

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Exhibit 1.2

EXCHANGE AGREEMENT dated as of   , 2011 (this "<u>Agreement</u>"), among SUNOCO, INC., a Pennsylvania corporation ("<u>Sunoco</u>"), CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH (the "<u>Investment Entity</u>"), and, solely with respect to Sections 4(b) and 5 through 15 hereof, SUNCOKE ENERGY, INC., a Delaware corporation and a direct, wholly owned subsidiary of Sunoco ("<u>SunCoke</u>").

WHEREAS, pursuant to (i) a Separation and Distribution Agreement (the "<u>Separation and Distribution Agreement</u>"), dated as of   , 2011, between Sunoco and SunCoke, and (ii) the Ancillary Agreements (as defined in the Separation and Distribution Agreement), Sunoco and SunCoke agreed to engage in the Separation Transactions pursuant to which, among other things:

(a) certain assets related to the businesses and operations of Sunoco's cokemaking and coal mining businesses (the "<u>SunCoke Assets</u>") will be transferred to SunCoke or one of its subsidiaries;

(b) certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the SunCoke Assets, and other liabilities related to the businesses and operations of Sunoco's cokemaking and coal mining businesses (the "<u>SunCoke Liabilities</u>") will be retained by or transferred to SunCoke or one of its subsidiaries; and

(c) other assets and liabilities (including whether accrued, contingent or otherwise) other than the SunCoke Assets and SunCoke Liabilities will be retained by or transferred to Sunoco or one of its subsidiaries;

WHEREAS, on   , 2011, the Investment Entity acquired certain debt obligations of Sunoco and as of the date hereof continues to own such debt obligations;

WHEREAS, Sunoco desires to transfer certain shares of SunCoke common stock and cash to the Investment Entity in exchange for the debt obligations of Sunoco;

WHEREAS, the Investment Entity desires to transfer the debt obligations of Sunoco held by it in exchange for the SunCoke common stock and cash; and
<R>

WHEREAS, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (collectively, the "<u>Underwriters</u>") the Investment Entity, SunCoke and Sunoco have entered into an underwriting agreement dated the date hereof (the "<u>Underwriting Agreement</u>") for the initial public offering of the shares of SunCoke Common Stock.
</R>

NOW, THEREFORE, in consideration of the representations, warranties and agreements contained in this Agreement, the parties agree as follows:

1. <u>Definitions.</u> For purposes of this Agreement:

"<u>Business Day</u>" shall mean those days on which both the New York Stock Exchange and banking institutions located in New York City are open for trading or banking, as the case may be, in the ordinary course of business.

"<u>First Exchange Closing Date</u>" shall mean the date on which the First Exchange Closing occurs.

Capitalized terms used but not defined herein shall have the meanings set forth in the Underwriting Agreement.

2. <u>The First Exchange and the Optional Exchange(s).</u> (a) Subject to the terms and conditions and in reliance upon the representations and warranties in this Agreement, at the First Exchange Closing (as defined below), (i) Sunoco shall transfer to the Investment Entity the number of shares of SunCoke Common Stock set forth opposite the Investment Entity's name on Schedule I hereto (the "<u>Firm Shares</u>"), and the Investment Entity shall accept the Firm Shares, (ii) Sunoco shall pay to the Investment Entity an amount of cash set forth opposite the Investment Entity's name on Schedule I hereto (the "<u>Firm Cash</u>"), and the Investment Entity shall accept the Firm Cash, and (iii) the Investment Entity shall transfer to Sunoco the debt obligations of Sunoco set forth opposite the Investment Entity's name on Schedule II hereto (the "<u>Firm Sunoco Debt</u>"), and Sunoco shall accept the Firm Sunoco Debt (the transactions described in clauses (i), (ii) and (iii), collectively, the "<u>First Exchange</u>").

(b) The closing of the First Exchange (the "<u>First Exchange Closing</u>") shall occur at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, on the fourth Business Day subsequent to the date of this Agreement (or at such other place or time as may be agreed upon by Sunoco and the Investment Entity), subject to satisfaction (or waiver) of the conditions set forth in Section 5 of this Agreement. At the First Exchange Closing, (i) Sunoco shall transfer the Firm Shares to the Investment Entity, and the Investment Entity shall accept the Firm Shares, through the facilities of The Depository Trust Company ("<u>DTC</u>") or as otherwise agreed by Sunoco and the Investment Entity, (ii) Sunoco shall pay to the Investment Entity the Firm Cash set forth opposite the Investment Entity's name on Schedule I hereto, and the Investment Entity shall accept the Firm Cash, through the account specified in Schedule I hereto or as otherwise agreed by Sunoco and the Investment Entity, and (iii) the Investment Entity shall transfer the Firm Sunoco Debt to Sunoco, and Sunoco shall accept the Firm Sunoco Debt, through the facilities of DTC or as otherwise agreed by the Investment Entity and Sunoco.

(c) In addition, Sunoco agrees, at the option of the Underwriters, to exchange the total number of shares of SunCoke Common Stock set forth opposite the Investment Entity's name on Schedule III hereto (the "<u>Optional Shares</u>," together with the Firm Shares, the "<u>Shares</u>") and the total amount of cash set forth opposite the Investment Entity's name on Schedule III (the "<u>Optional Cash</u>") in accordance with this paragraph (c) and paragraph (d) below. Upon written notice (an "<u>Overallotment Exercise</u>

2

Notice") from the Investment Entity given to Sunoco from time to time not more than 30 days subsequent to the date hereof, which notice shall state the principal amount of debt obligations of Sunoco to be exchanged (which may be all or less than all of the debt obligations of Sunoco set forth opposite the Investment Entity's name on Schedule IV hereto (the total principal amount of all debt obligations of Sunoco set forth in Schedule IV hereto, the "Optional Sunoco Debt" and, together with the Firm Sunoco Debt, the "Sunoco Debt")), subject to the terms and conditions and in reliance upon the representations and warranties in this Agreement at each Optional Closing Date (as defined below) (i) Sunoco shall transfer to the Investment Entity a number of Optional Shares (rounded down to the nearest whole share) equal to (x) the number of all Optional Shares set forth in Schedule III hereto multiplied by (y) a fraction (the "Optional Fraction"), the numerator of which is the principal amount of Optional Sunoco Debt specified in the Overallotment Exercise Notice to be exchanged by the Investment Entity and the denominator of which is the total principal amount of Optional Sunoco Debt, and the Investment Entity shall accept such Optional Shares, (ii) Sunoco shall pay to the Investment Entity an amount of cash (rounded to the nearest penny) equal to (x) the amount of Optional Cash set forth opposite the Investment Entity's name on Schedule III hereto multiplied by (y) the Optional Fraction (rounded to the nearest penny), and the Investment Entity shall accept such Optional Cash, and (iii) the Investment Entity shall transfer to Sunoco the principal amount of Optional Sunoco Debt specified in the Overallotment Exercise Notice to be exchanged by the Investment Entity, and Sunoco shall accept such Optional Sunoco Debt (the transactions described in clauses (i), (ii) and (iii), collectively, the "Optional Exchange"). Notwithstanding the foregoing, the aggregate number of shares of SunCoke Common Stock to be included in any one or more Optional Exchanges shall in no event exceed the total number of Optional Shares set forth in Schedule III hereto, the aggregate amount of cash to be included in one or more Optional Exchanges shall in no event exceed the total amount of Optional Cash set forth in Schedule III hereto and the total amount of Optional Sunoco Debt to be exchanged in any one or more Optional Exchanges shall in no event exceed the total Optional Sunoco Debt amount set forth on Schedule IV hereto.

(d) Each time for the exchange of Optional Shares and Optional Cash for Optional Sunoco Debt as contemplated by paragraph (c) above, being herein referred to as an "Optional Closing Date", which may be the First Exchange Closing Date (the First Exchange Closing Date and each Optional Closing Date, if any, being sometimes referred to as a "Closing Date"), shall be the fourth full Business Days after an Overallotment Exercise Notice is given. At any Optional Exchange Closing (as defined below), (i) Sunoco shall transfer the applicable Optional Shares to the Investment Entity, and the Investment Entity shall accept such Optional Shares, through the facilities of DTC or as otherwise agreed by Sunoco and the Investment Entity, (ii) Sunoco shall transfer the applicable Optional Cash to the Investment Entity, and the Investment Entity shall accept such Optional Cash, through and the account specified in Schedule III hereto or as otherwise agreed by Sunoco and the Investment Entity, and (iii) the Investment Entity shall transfer the applicable Optional Sunoco Debt to Sunoco, and Sunoco shall accept such Optional Sunoco Debt, through the facilities of DTC or as otherwise agreed by the Investment Entity and Sunoco. The closing of an Optional Exchange is herein referred to as an "Optional Exchange Closing."

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3. <u>Assignment of Rights by Sunoco and the Investment Entity</u>. Effective as of the First Exchange Closing (with respect to Firm Shares and the Firm Sunoco Debt) and as of any Optional Exchange Closing (with respect to the Optional Shares and Optional Sunoco Debt to be exchanged, if any), (a) Sunoco hereby assigns to the Investment Entity all its rights arising out of or in respect of the Firm Shares and any Optional Shares, and the Investment Entity hereby consents to such assignment and (b) the Investment Entity hereby assigns to Sunoco all its rights arising out of or in respect of the Firm Sunoco Debt and any Optional Sunoco Debt, and Sunoco hereby consents to such assignment.

4. <u>Representations and Warranties.</u> (a) Sunoco hereby represents and warrants to the Investment Entity that:

(i) no consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by Sunoco for the consummation by Sunoco of the Separation Transactions or the transactions contemplated by this Agreement, the Underwriting Agreement and each of the other Transaction Documents in connection with the exchange of Shares and cash for Sunoco Debt and the initial public offering of SunCoke, except (A) such as have been obtained or made under the Act and such as may be required under state securities laws (including "blue sky" laws) or the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"), (B) such as will have been obtained or made on or prior to the Closing Date in connection with the Plan of Reorganization (as defined in the Separation and Distribution Agreement), which are part of the Separation Transactions and (C) with respect to the Separation and Distribution Agreement, for such consents, approvals, authorizations, orders, filings or registrations as would not adversely affect the Investment Entity and as does not and would not reasonably be expected to have a Material Adverse Effect;

(ii) the execution, delivery and performance by Sunoco of this Agreement, the Underwriting Agreement and each of the other Transaction Documents, the Separation Transactions, the exchange of Shares and cash for Sunoco Debt and the sale of Shares in the initial public offering will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any Lien (as defined below) upon any property or assets of Sunoco or any of its subsidiaries pursuant to, (1) the charter or by-laws (or similar organizational documents) of Sunoco or any of its subsidiaries, (2) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over Sunoco or any of its subsidiaries or any of their properties, or (3) any agreement or instrument to which Sunoco or any of its subsidiaries is a party or by which Sunoco or any of its subsidiaries is bound or to which any of the properties of Sunoco or any of its subsidiaries is subject, except with respect to clauses (2) and (3) for such breaches, violations, defaults, or Liens that do not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; a "<u>Debt Repayment Triggering Event</u>"

4

means, with respect to any person, any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion, which amount is material to such person, of such indebtedness by such person or any of its subsidiaries;

(iii) this Agreement, the Underwriting Agreement and each of the other Transaction Documents have been duly authorized by all necessary corporate action of Sunoco; this Agreement, the Underwriting Agreement and each of the other Transaction Documents have been duly executed and delivered by Sunoco, and with respect to this Agreement, assuming the valid authorization, execution and delivery by the Investment Entity, constitute the valid and binding obligation of Sunoco, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy with respect to rights to indemnity and contribution;

(iv) Sunoco has been duly incorporated and is existing and in good standing under the laws of the Commonwealth of Pennsylvania with power and authority (corporate and other) to own its properties and conduct its business as now owned and conducted and to exchange the Shares and cash for Sunoco Debt and consummate the initial public offering; and Sunoco is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(v) each "significant subsidiary" of Sunoco (as such term is defined in Rule 1-02 of Regulation S-X) has been duly incorporated or formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as now owned and conducted; and each subsidiary of Sunoco is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, in each case, except where the absence of such qualification does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued and outstanding capital stock of each subsidiary of Sunoco has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each subsidiary owned by Sunoco, directly or through subsidiaries, is owned free from Liens that would materially affect the value thereof;

(vi) Sunoco is in compliance with all laws, regulations and orders of any governmental authority applicable to it or its property and all material agreements,

5

except where the failure to do so does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(vii) on the date hereof and immediately prior to the First Exchange and any Optional Exchange, Sunoco will have valid, unencumbered and marketable title to the applicable Shares to be thereby exchanged, free and clear of any liens, claims, encumbrances, security interests, options, charges or restrictions of any kind (collectively "Liens"). Upon the First Exchange and upon any Optional Exchange, in each case, done in accordance with Section 2, good, valid and unencumbered title to the Shares shall pass to the Investment Entity, free and clear of any Liens, other than those arising from acts of any Investment Entity or its affiliates. Other than this Agreement, the Underwriting Agreement and the Separation Agreements, the Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares; when the Firm Shares are transferred to the Investment Entity at the First Exchange Closing in exchange for the applicable Firm Sunoco Debt, and when any Optional Shares are transferred to the Investment Entity at any Optional Exchange Closing in exchange for the applicable Optional Sunoco Debt, (A) the Shares will have been duly and validly authorized and issued, and fully paid and non-assessable and (B) the Shares will have been approved for listing on the New York Stock Exchange;

(viii) Sunoco has received the Private Letter Ruling (as defined in the Separation and Distribution Agreement) (the "IRS Ruling"); and

(ix) Sunoco has made its own independent inquiry as to the legal, tax and accounting aspects of the transactions contemplated by this Agreement, the Underwriting Agreement and each of the other Transaction Documents, and Sunoco has not relied on the Investment Entity or the Investment Entity's legal counsel or other advisors for legal, tax or accounting advice in connection with the transactions contemplated by this Agreement, the Underwriting Agreement or each of the other Transaction Documents.

(b) SunCoke hereby represents and warrants to the Investment Entity that:

(i) no consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by SunCoke for the consummation by SunCoke of the Separation Transactions or the transactions contemplated by this Agreement, the Underwriting Agreement and each of the other Transaction Documents in connection with the exchange of Shares and cash for Sunoco Debt and the initial public offering, except (A) such as have been obtained or made under the Act and such as may be required under state securities laws (including "blue sky" laws) or the rules and regulations of FINRA, (B) such as will have

6

been obtained or made on or prior to the Closing Date in connection with the Plan of Reorganization (as defined in the Separation and Distribution Agreement), which are part of the Separation Transactions and (C) with respect to the Separation and Distribution Agreement, for such consents, approvals, authorizations, orders, filings or registrations as would not adversely affect the Investment Entity and as does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii) this Agreement, the Underwriting Agreement and each of the other Transaction Documents have been duly authorized by all necessary corporate action of SunCoke; this Agreement, the Underwriting Agreement and each of the other Transaction Documents have been duly executed and delivered by SunCoke, and with respect to this Agreement, assuming the valid authorization, execution and delivery by the Investment Entity, constitute the valid and binding obligation of SunCoke, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy with respect to rights to indemnity and contribution;

(iii) SunCoke has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware with power and authority (corporate and other) to own its properties and conduct its business as now owned and conducted and to exchange the Shares for Sunoco Debt and consummate the initial public offering; and SunCoke is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the absence of such qualification does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(iv) each "significant subsidiary" of SunCoke (as such term is defined in Rule 1-02 of Regulation S-X) has been duly incorporated or formed and is existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as now owned and conducted; and each subsidiary of SunCoke is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, in each case, except where the absence of such qualification does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued and outstanding capital stock of each subsidiary of SunCoke has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each subsidiary owned by SunCoke, directly or through subsidiaries, is owned free from Liens that would materially affect the value thereof; and

(v) when the Firm Shares are transferred to the Investment Entity at the First Exchange Closing in exchange for the Firm Sunoco Debt, and when any

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Optional Shares are transferred to the Investment Entity at any Optional Exchange in exchange for the applicable Optional Sunoco Debt, (A) the Shares have been duly and validly authorized and issued, and fully paid and non-assessable and (B) the Shares will have been approved for listing on the New York Stock Exchange.

(c) The Investment Entity hereby represents and warrants to Sunoco that:

(i) no consent, approval, authorization, or order of, or filing with, any person (including any governmental agency or body or any court) is required to be obtained or made by the Investment Entity for the consummation by the Investment Entity of the transactions contemplated by this Agreement in connection with the exchange of Shares and cash for Sunoco Debt and the initial public offering, except such as have been obtained or made under the Act and such as may be required under state securities laws (including "blue sky" laws) or the rules and regulations of FINRA;

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(ii) the execution, delivery and performance of this Agreement, the exchange of Shares and cash for Sunoco Debt and the sale of shares by the Investment Entity in the initial public offering will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any Lien upon any property or assets of the Investment Entity pursuant to (1) any statute, rule, regulation or order of any governmental agency or body or any court, having jurisdiction over the Investment Entity or any of its properties, (2) any agreement or instrument to which the Investment Entity is a party or by which the Investment Entity is bound or to which any of the properties of the Investment Entity is subject, or (3) the charter or bylaws of the Investment Entity, except with respect to clauses (1) and (2) where such breaches, violations, defaults, or Liens that could not reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or properties of the Investment Entity and its subsidiaries, take as a whole;

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(iii) this Agreement has been duly authorized by all necessary corporate action of the Investment Entity; this Agreement has been duly executed and delivered by the Investment Entity, assuming the valid authorization, execution and delivery by the other parties thereto, constitutes the valid and binding obligation of the Investment Entity enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy with respect to rights to indemnity and contribution;

(iv) the Investment Entity has been duly incorporated or organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization with power and authority (corporate and other) to own its properties and conduct its business as now owned and conducted and to

8

exchange the Shares and cash for Sunoco Debt and sell shares in the initial public offering;

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(v) the Investment Entity is in compliance with all laws, regulations and orders of any governmental authority applicable to its performance of its obligations hereunder, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or properties of the Investment Entity and its subsidiaries, take as a whole;

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(vi) the Investment Entity has good and valid title to the applicable Firm Sunoco Debt and Optional Sunoco Debt, free and clear of any Liens. Upon the First Exchange (with respect to Firm Sunoco Debt) and upon any Optional Exchange (with respect to Optional Sunoco Debt), in each case done in accordance with Section 2, good and valid title to the applicable Sunoco Debt to be thereby exchanged by the Investment Entity shall pass to Sunoco, free and clear of any Liens, other than those arising from acts of Sunoco. To the knowledge of the Investment Entity, other than this Agreement, no Sunoco Debt is subject to any contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the disposition of the Sunoco Debt;

(vii) the Investment Entity acquired the Sunoco Debt as principal for its own account on   , 2011, and has held the Sunoco Debt as principal for its own account since that date. The Investment Entity acquired no additional Sunoco Debt during the five calendar-day period ending on the date hereof. In the case of any Sunoco Debt to be exchanged pursuant hereto, the Investment Entity will continue to own such Sunoco Debt as principal for its own account until such time as the debt is exchanged pursuant hereto. At least 14 days will have elapsed between the date on which the Investment Entity acquired the Firm Sunoco Debt as principal for its own account and the First Exchange Closing Date. At least 14 days will have elapsed between the date on which the Investment Entity acquired the Optional Sunoco Debt as principal for its own account and each Optional Closing Date; and

(viii) other than this Agreement, the Investment Entity has not entered into any arrangements with respect to the Sunoco Debt with Sunoco, SunCoke or any of their affiliates.

5. Conditions. (a) The obligations of the Investment Entity to exchange Sunoco Debt for Shares and cash at the First Exchange Closing and any Optional Closing shall be subject to the satisfaction (or waiver) of the following conditions:

(i) Sunoco shall have furnished to the Investment Entity an opinion of Wachtell, Lipton, Rosen & Katz dated the applicable Closing Date in the form of Exhibit A hereto;

(ii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or other legal restraint or prohibition shall be in effect preventing the transactions contemplated to occur at the First Exchange Closing or the Optional Exchange Closing, as applicable;

(iii) (A) the representations and warranties of Sunoco in this Agreement shall be true and correct in all material respects on and as of the applicable Closing Date, with the same effect as if made on the applicable Closing Date, (B) Sunoco shall have complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the applicable Closing Date and (C) Sunoco shall have furnished to the Investment Entity a certificate of Sunoco in a form reasonably satisfactory to the Investment Entity, signed by a Vice President or Treasurer of Sunoco, in his or her capacity as an officer of the Company and not in his or her individual capacity, and dated the applicable Closing Date, to the effect set forth in clauses (A) and (B) above;

(iv) (A) the representations and warranties of SunCoke in this Agreement shall be true and correct in all material respects on and as of the applicable Closing Date, with the same effect as if made on the applicable Closing Date; (B) SunCoke shall have complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the applicable Closing Date and (C) SunCoke shall have furnished to the Investment Entity a certificate of SunCoke in a form reasonably satisfactory to the Investment Entity, signed by a Vice President or Treasurer of SunCoke and dated the applicable Closing Date, to the effect set forth in clauses (A) and (B) above;

(v) the IRS Ruling shall remain in full force and effect and shall not have been revoked in whole or in part as of the applicable Closing Date, and the facts and representations made by Sunoco pursuant to such private letter ruling (as the same may be supplemented from time to time prior to the applicable Closing Date) shall continue to be true in all material respects as of the applicable Closing Date;

(vi) the Underwriting Agreement has been duly executed and delivered and shall remain in full force and effect and all of the conditions to the obligations of the Underwriters to purchase and pay for the Shares as set forth in the Underwriting Agreement shall have been satisfied without giving effect to any waiver of conditions or amendments not consented to by the Investment Entity; and

(vii) the Separation Transactions contemplated to have occurred as of the applicable Closing Date shall have been completed in accordance with the terms of the Separation and Distribution Agreement and the other Transaction

10

Documents without giving effect to any waiver of conditions or amendments not consented to by the Investment Entity.

In the event that any of the conditions set forth in this clause (a) shall not have been fulfilled (or waived by the Investment Entity) on the First Exchange Closing Date, this Agreement may be terminated by the Investment Entity by delivering a written notice of termination to Sunoco and SunCoke. The parties acknowledge and agree that any of their respective rights and/or obligations under the Underwriting Agreement, including Sections 5, 9 and 10 thereof, shall not be affected by any such termination of this Agreement.

(b) The obligations of Sunoco to exchange Shares and cash for Sunoco Debt at the First Exchange Closing and any Optional Closing shall be subject to the satisfaction (or waiver) of the following conditions:

(i) the Investment Entity shall have furnished to Sunoco an opinion of (A) Kirkland & Ellis LLP, counsel for the Investment Entity, (B) Homburger AG, special Swiss counsel for the Investment Entity, and (C) Maples and Calder, special Cayman Islands counsel for the Investment Entity, each dated the applicable Closing Date in the forms of Exhibits B, C and D hereto;

(ii) (A) the representations and warranties of the Investment Entity in this Agreement shall be true and correct in all material respects on and as of the applicable Closing Date, with the same effect as if made on the applicable Closing Date, (B) the Investment Entity shall have complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the applicable Closing Date and (C) the Investment Entity shall have furnished to Sunoco a certificate of the Investment Entity in form reasonably satisfactory to Sunoco, signed by an authorized officer and dated the applicable Closing Date, to the effect set forth in clauses (A) and (B) above;

(iii) the IRS Ruling shall remain in full force and effect and shall not have been revoked in whole or in part as of the applicable Closing Date;

(iv) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or other legal restraint or prohibition shall be in effect preventing the transactions contemplated to occur at the First Exchange Closing or the Optional Exchange Closing, as applicable;

(v) the Investment Entity shall have delivered to Sunoco all IRS forms necessary to establish that Sunoco is not under any obligation to withhold taxes of the Investment Entity with respect to the transactions contemplated by this Agreement; and

11

(vi) all of the conditions to the obligations of the Selling Stockholder to deliver SunCoke Common Stock upon payment therefor on the Closing Date as set forth in the Underwriting Agreement shall have been satisfied.

In the event that any of the conditions set forth in this clause (b) shall not have been fulfilled (or waived by Sunoco) on the First Exchange Closing Date, this Agreement may be terminated by Sunoco by delivering a written notice of termination to the Investment Entity and SunCoke. The parties acknowledge and agree that any of their respective rights and/or obligations under the Underwriting Agreement, including Sections 5, 9 and 10 thereof, shall not be affected by any such termination of this Agreement.

6. <u>Termination of Agreement.</u> This Agreement may be terminated by the Investment Entity by delivering written notice of termination to Sunoco and SunCoke at any time prior to the First Exchange Closing or any Optional Closing, if after the signing of this Agreement there shall have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of SunCoke and its subsidiaries, taken as a whole which, in the judgment of the Investment Entity, is material and adverse and makes it impractical or inadvisable to market the shares of SunCoke Common Stock; (ii) any downgrading in the rating of any debt securities of SunCoke by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of SunCoke (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Investment Entity impractical to proceed with the offering, sale or delivery of, or to enforce contracts for the sale of, the shares of SunCoke Common Stock, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange and NASDAQ or any setting of minimum or maximum prices for trading on such exchange; (v) any suspension of trading of any securities of SunCoke on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal or New York authorities; (vii) any major disruption of settlements of securities, payment or clearance services in the United States or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Investment Entity, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to proceed with the offering, sale or delivery of the shares of SunCoke Common Stock or to enforce contracts for the sale of the shares of SunCoke Common Stock.

7. <u>Relationship of Parties.</u> All acquisitions of Sunoco Debt by the Investment Entity, all exchanges of Sunoco Debt for Shares and cash by the Investment Entity pursuant to this Agreement, all distributions by the Investment Entity of Shares and all other acts or omissions of the Investment Entity in connection with this

12

Agreement, are for the Investment Entity's own account and not for the account of Sunoco. No principal-agent relationship is, nor is intended to be, created between Sunoco and any Investment Entity by any of the provisions of this Agreement. Each of Sunoco and SunCoke acknowledges and agrees that the Investment Entity is acting solely in the capacity of an arm's length contractual counterparty to Sunoco and SunCoke with respect to the transactions contemplated hereby (including in connection with determining the terms of the offering under the Underwriting Agreement) and not as a financial advisor or fiduciary to, or an agent of, Sunoco, SunCoke or any other person.

8. <u>Public Announcements.</u> No public release, announcement or other public disclosure concerning the First Exchange or any Optional Exchange shall be issued by Sunoco, SunCoke or any Investment Entity without the prior written consent of the other parties (which shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any U.S. securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on each release or announcement in advance of such issuance and shall consider and address in good faith the views and comments made by such other party regarding any such release, announcement or other public disclosure.

9. <u>Survival of Provisions.</u> The respective agreements, representations, warranties and other statements of Sunoco or its officers, the Investment Entity or its officers and SunCoke or its officers, in each case set forth in or made pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Investment Entity, Sunoco or SunCoke, and shall survive the First Exchange Closing and any Optional Closing.

10. <u>Notices.</u> All communications hereunder shall be in writing and addressed to the applicable party at its address set forth below or to such other address as such party may specify in writing:

(a) if to the Investment Entity, to them at:

> Credit Suisse AG, Cayman Islands Branch
> Eleven Madison Avenue
> New York, NY 10010-3629
> Attention:

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10021
Attention: Joshua N. Korff, Esq.
     Michael Kim, Esq.
Facsimile No.: (212) 474-3700

13

(b) if to Sunoco, to it at:

> Sunoco, Inc.
> 1818 Market Street, Suite 1500
> Philadelphia, PA 19103
> Attention: Stacy L. Fox, Esq.
>   Senior Vice President and General Counsel
> Facsimile No.: (215) 977-3409

> with a copy to (which shall not constitute notice):

> Wachtell, Lipton, Rosen & Katz
> 51 West 52nd Street
> New York, NY 10019
> Attention: David A. Katz, Esq.
>   David K. Lam, Esq.
> Facsimile No.: (212) 403-2000

(c) if to SunCoke, to it at:

> SunCoke Energy, Inc.
> 1011 Warrenville Road, 6th Floor
> Lisle, IL 60532
> Attention: Denise R. Cade, Esq.
>   Senior Vice President and General Counsel
> Facsimile No.: (630) 824-1001

> with a copy to (which shall not constitute notice):

> Wachtell, Lipton, Rosen & Katz
> 51 West 52nd Street
> New York, NY 10019
> Attention: David A. Katz, Esq.
>   David K. Lam, Esq.
> Facsimile No.: (212) 403-2000

All communications hereunder shall be effective upon receipt and any such communication shall be deemed received (i) in the case of delivery by U.S. mail, on the date that such communication shall have been delivered to the recipient thereof, (ii) in the case of delivery by receipted delivery service, on the date and at the time that such communication shall have been delivered to the recipient thereof, as evidenced by the delivery service receipt therefor or (iii) in the case of delivery by a facsimile transmission, on the date and at the time that such communication shall have been delivered to the recipient thereof, as evidenced by the facsimile equipment confirmation.

11. <u>Successors.</u> This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and no other person shall have any right or obligation hereunder.

12. <u>Fees and Expenses.</u> Sunoco will pay any documented regulatory filing fees and documented and reasonable fees and disbursements of special Swiss counsel and special Cayman Islands counsel for the Investment Entity. Except as otherwise expressly provided in this Agreement, each party hereto shall pay all of its own costs and expenses, (including the fees of its own counsel) incurred in connection with this Agreement and the transactions contemplated hereby.

13. <u>Applicable Law.</u> This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

14. <u>Effect of Headings.</u> The Section headings herein are for convenience only and shall not affect the construction hereof.

15. <u>Counterparts; Third-Party Beneficiaries.</u> This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. No provision of this Agreement shall confer upon any person other than the parties hereto any rights or remedies hereunder.

[This space intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

SUNOCO, INC.,

by _____
    Name:
    Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

by _____
    Name:
    Title:

As to Sections 4(b) and 5 through 15 only:

SUNCOKE ENERGY, INC.

by _____
    Name:
    Title:

16

Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNCOKE ENERGY, INC.

SunCoke Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented (the "DGCL"), hereby certifies as follows:

1. The name of this corporation is SunCoke Energy, Inc. The original Certificate of Incorporation was filed on December 8, 2010.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and by the written consent of its sole stockholder in accordance with Section 228 of the DGCL.

3. This Amended and Restated Certificate of Incorporation restates and amends the original Certificate of Incorporation to read in its entirety as follows:

ARTICLE I
NAME OF CORPORATION

The name by which the corporation is to be known is SunCoke Energy, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors of the Corporation (the "Board of Directors") may designate or as the business of the Corporation may from time to time require.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as from time to time amended.

Page 1 of 14

ARTICLE IV
STOCK

Section 1. <u>Authorized Stock</u>. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 350,000,000 (three hundred fifty million) shares, consisting of (a) 300,000,000 (three hundred million) shares of common stock, par value $0.01 per share (the "<u>Common Stock</u>"), and (b) 50,000,000 (fifty million) shares of preferred stock, par value $0.01 per share (the "<u>Preferred Stock</u>").

Section 2. <u>Common Stock</u>. Except as may otherwise be provided in this Amended and Restated Certificate of Incorporation, in a Preferred Stock Designation (as hereinafter defined), or as required by law, the holders of outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Corporation.

Section 3. <u>Preferred Stock</u>. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors (or any committee to which it may duly delegate the authority granted in this Article IV) is hereby empowered to authorize the issuance from time to time of shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine, and by filing a certificate pursuant to applicable law of the State of Delaware (hereinafter referred to as a "<u>Preferred Stock Designation</u>") as it presently exists or may hereafter be amended to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Amended and Restated Certificate of Incorporation and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series, which may be by distinguishing number, letter or title;

(ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) dates at which dividends, if any, shall be payable;

(v) the redemption rights and price or prices, if any, for shares of the series;

(vi) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(viii) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) restrictions on the issuance of shares of the same series or of any other class or series; and

(x) the voting rights, if any, of the holders of shares of the series.

ARTICLE V
TERM

The term of existence of the Corporation is to be perpetual.

ARTICLE VI
BOARD OF DIRECTORS

Section 1. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, commencing with the date of this Amended and Restated Certificate of Incorporation, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the 2012 annual meeting of stockholders, the term of office of the second class to expire at the 2013 annual meeting of stockholders and the term of office of the third class to expire at the 2014 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders,

commencing with the 2012 annual meeting, (a) directors elected to succeed those directors whose terms then expire shall be elected for a three-year term, with each director to hold office until his or her successor shall have been duly elected and qualified, and (b) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. No decrease in the number of authorized directors which the Corporation would have if there were no vacancies shall shorten the term of any incumbent director.

Section 3. Subject to the provisions of Article VII, applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been appointed expires and until such director's successor shall have been duly elected and qualified. Subject to the provisions of Article VII and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class.

Section 4. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation, after Sunoco, Inc., a Pennsylvania corporation ("Sunoco"), ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) fifty percent (50%) or more of the Voting Stock, the affirmative vote of at least eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a single class shall be required to amend, alter, repeal or adopt any provision as part of this Amended and Restated Certificate of Incorporation inconsistent with the purpose and intent of this Article VI. Neither the amendment, alteration, termination or repeal of this Article VI nor the adoption of any provision inconsistent with this Article VI shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VI, would accrue or arise, prior to such amendment, alteration, termination, repeal or adoption.

ARTICLE VII
ELECTION, REMOVAL AND REPLACEMENT OF DIRECTORS

Section 1. Until the first date that Sunoco, Inc. ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the Securities and Exchange Commission under the Exchange Act, in the aggregate, shares entitled to fifty percent (50%) or more of the voting power of all of the Voting Stock, any and all directors may be elected, or removed or replaced, at any time, either with or without cause, by the affirmative vote of a majority of the voting power of all of the Voting Stock, voting together as a single class.

Section 2. For purposes of this Article VII, "Sunoco" shall have the meaning set forth in Article IX of this Amended and Restated Certificate of Incorporation.

Section 3. Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary and in addition to any vote of the Board of Directors required by this Amended and Restated Certificate of Incorporation or the DGCL, until the first date that Sunoco ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act), in the aggregate, fifty percent (50%) or more of the voting power of all of the Voting Stock, the affirmative vote of at least eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a single class shall be required to amend, alter or repeal, or adopt any provision inconsistent with, any provision of this Article VII. Neither the amendment, alteration or repeal of this Article VII nor the adoption of any provision inconsistent with this Article VII shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VII, would accrue or arise, prior to such amendment, alteration, repeal or adoption. This Article VII shall become inoperative and of no effect following the date Sunoco ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act), in the aggregate, shares entitled to fifty percent (50%) or more of the voting power of all of the Voting Stock.

ARTICLE VIII
STOCKHOLDER ACTION

Section 1. Subject to the next sentence and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation. Any action which, under the DGCL, may be taken at a duly called meeting of stockholders may be taken without a meeting by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys; *provided*, *however*, that until the first date that Sunoco ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act), in the aggregate, fifty percent (50%) or more of the voting power of all of the Voting Stock, any action which, under the DGCL, may be taken at a duly called meeting of stockholders may be taken without a meeting by one or more consents in writing, bearing the date of signature and setting forth the action to be taken, signed by persons holding shares of capital stock entitled to vote a majority of the votes entitled to be voted thereon (or such higher number of votes required for such action by this Amended and Restated Certificate of Incorporation, the by-laws of the Corporation (the "By-laws"), the DGCL or other applicable law), or their duly authorized attorneys. The Secretary of the Corporation shall file such consent or consents, or certify the tabulation of such consents and file such certificate, with the minutes of the meetings of the stockholders.

Section 2. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the DGCL, until the occurrence of the Operative Date (as defined in Article IX of this Amended and Restated Certificate of Incorporation), the affirmative vote of least eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a

single class shall be required to amend, alter or repeal, or to adopt any provision as part of this Amended and Restated Certificate of Incorporation inconsistent with the purpose and intent of, this Article VIII. Neither the amendment, alteration, termination or repeal of this Article VIII nor the adoption of any provision inconsistent with this Article VIII shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment, alteration, termination, repeal or adoption.

ARTICLE IX
CORPORATE OPPORTUNITIES

In anticipation that the Corporation and Sunoco may engage in the same or similar business activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with Sunoco (including service of officers and directors of Sunoco as directors of the Corporation), the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation as they may involve Sunoco and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.

Section 1. Subject to any contractual provisions to the contrary, Sunoco shall have the right to, and shall have no duty to refrain from: (i) engaging in the same or similar business activities or lines of business as the Corporation; (ii) doing business with any client or customer of the Corporation; and (iii) employing or otherwise engaging any officer or employee of the Corporation, and neither Sunoco nor any officer or director thereof (except as provided in Section 2 of this Article IX) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of Sunoco or of such person's participation therein. In the event that Sunoco acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Sunoco and the Corporation, Sunoco shall have no duty to communicate or present such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that Sunoco pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not present such corporate opportunity to the Corporation.

Section 2. If a director or officer of the Corporation who is also a director or officer of Sunoco acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Corporation and Sunoco, such director or officer of the Corporation: (i) shall have fully satisfied and fulfilled such person's fiduciary duty to the Corporation and its stockholders with respect to such corporate opportunity; (ii) shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of the fact that Sunoco pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not present such corporate opportunity to the Corporation; (iii) shall be deemed to have acted in good faith and in a manner such person reasonably believes to be in and not opposed to the best interests of the Corporation for the purposes of this Amended and Restated Certificate of Incorporation; and (iv) shall be deemed not to have breached such

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person's duty of loyalty to the Corporation or its stockholders or to have derived an improper personal benefit therefrom for the purposes of this Amended and Restated Certificate of Incorporation, if such director or officer acts in good faith in a manner consistent with the following policy:

      (i) a corporate opportunity offered to any person who is an officer of the Corporation and who is also a director but not an officer of Sunoco shall belong to the Corporation, unless such opportunity is expressly offered to such person solely in his or her capacity as a director of Sunoco in which case such opportunity shall belong to Sunoco;

      (ii) a corporate opportunity offered to any person who is a director but not an officer of the Corporation and who is also a director or officer of Sunoco shall belong to the Corporation only if such opportunity is expressly offered to such person solely in his or her capacity as a director of the Corporation and otherwise shall belong to Sunoco; and

      (iii) a corporate opportunity offered to any person who is an officer of both the Corporation and Sunoco shall belong to Sunoco unless such opportunity is expressly offered to such person solely in his or her capacity as an officer of the Corporation, in which case such opportunity shall belong to the Corporation.

      Section 3. For the purposes of this Article IX, "corporate opportunities" shall include, but not be limited to, business opportunities that the Corporation is financially able to undertake, which are, from their nature, in the line of the Corporation's business, are of practical advantage to it and are ones in which the Corporation has an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Sunoco or its officers or directors will be brought into conflict with that of the Corporation.

      Section 4. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

      Section 5. If any contract, agreement, arrangement or transaction between the Corporation and Sunoco involves a corporate opportunity and is approved in accordance with the procedures set forth in Article X of this Amended and Restated Certificate of Incorporation, Sunoco and its officers and directors shall also for the purposes of this Article IX and the other provisions of this Amended and Restated Certificate of Incorporation: (i) have fully satisfied and fulfilled their fiduciary duties to the Corporation and its stockholders; (ii) be deemed to have acted in good faith and in a manner such persons reasonably believe to be in and not opposed to the best interests of the Corporation; and (iii) be deemed not to have breached their duties of loyalty to the Corporation and its stockholders and not to have derived an improper personal benefit therefrom. Any such contract, agreement, arrangement or transaction involving a corporate opportunity not so approved shall not by reason thereof result in any such breach of any fiduciary duty or duty of loyalty or failure to act in good faith or in the best interests of the Corporation or derivation of any improper personal benefit, but shall be governed by the other

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provisions of this Article IX, this Amended and Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

Section 6. Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary and in addition to any vote of the Board of Directors required by this Amended and Restated Certificate of Incorporation or the DGCL, until the occurrence of the Operative Date (as defined below), the affirmative vote of at least eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a single class shall be required to amend, alter or repeal, or adopt any provision inconsistent with, any provision of this Article IX. Neither the amendment, alteration, termination or repeal of this Article IX nor the adoption of any provision inconsistent with this Article IX shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment, alteration, termination, repeal or adoption.

Section 7. For purposes of this Article IX:

(i) "Sunoco" means Sunoco, Inc., a Pennsylvania corporation, all successors to Sunoco, Inc. by way of merger, consolidation or sale of all or substantially all of its assets, and all corporations, partnerships, joint ventures, limited liability companies, associations and other entities (a) in which Sunoco, Inc. owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock, voting power, partnership interests or similar ownership interests, (b) of which Sunoco, Inc. otherwise directly or indirectly controls or directs the policies or operations or (c) which would be considered subsidiaries of Sunoco, Inc. within the meaning of Regulation S-K or Regulation S-X of the general rules and regulations under the Securities Act of 1933, as amended, now or hereafter existing, but shall not include the Corporation;

(ii) the "Corporation" means the Corporation and all corporations, partnerships, joint ventures, limited liability companies, trusts, associations and other entities in which the Corporation owns (directly or indirectly) fifty percent (50%) or more of the outstanding voting stock, voting power, partnership interests or similar ownership interests; and

(iii) "Operative Date" means the first date on which Sunoco ceases to beneficially own (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act), in the aggregate, shares entitled to twenty percent (20%) or more of the voting power of all of the Voting Stock.

Section 8. Following the Operative Date, any contract, agreement, arrangement or transaction involving a corporate opportunity not approved or allocated as provided in this Article IX shall not by reason thereof result in any breach of any fiduciary duty or duty of loyalty or failure to act in good faith or in the best interests of the Corporation or derivation of any improper personal benefit, but shall be governed by the other provisions of this Amended and Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

ARTICLE X
TRANSACTIONS WITH SUNOCO

In anticipation that the Corporation and Sunoco may enter into contracts or otherwise transact business with each other and that the Corporation may derive benefits therefrom, the provisions of this Article X are set forth to regulate and define certain contractual relations and other business relations of the Corporation as they may involve Sunoco, and the powers, rights, duties and liabilities of the Corporation in connection therewith. The provisions of this Article X are in addition to, and not in limitation of, the provisions of the DGCL and the other provisions of this Amended and Restated Certificate of Incorporation. Any contract or business relation that does not comply with the procedures set forth in this Article X shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty or duty of loyalty or failure to act in good faith or in the best interests of the Corporation or derivation of any improper personal benefit, but shall be governed by the provisions of this Amended and Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

Section 1. No contract, agreement, arrangement or transaction between the Corporation and Sunoco shall be void or voidable solely for the reason that Sunoco is a party thereto, and Sunoco (i) shall have fully satisfied and fulfilled its fiduciary duties to the Corporation and its stockholders with respect thereto; (ii) shall not be liable to the Corporation or its stockholders for any breach of fiduciary duty by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction; (iii) shall be deemed to have acted in good faith and in a manner it reasonably believed to be in and not opposed to the best interests of the Corporation for purposes of this Amended and Restated Certificate of Incorporation; and (iv) shall be deemed not to have breached its duties of loyalty to the Corporation and its stockholders and not to have derived an improper personal benefit therefrom for the purposes of this Amended and Restated Certificate of Incorporation, if:

(i) the material facts as to such contract, agreement, arrangement or transaction are disclosed to or are known by the Board of Directors or the committee thereof that authorizes such contract, agreement, arrangement or transaction, and the Board of Directors or such committee in good faith authorizes such contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

(ii) the material facts as to such contract, agreement, arrangement or transaction are disclosed to or are known by the holders of shares of capital stock entitled to vote thereon, and such contract, agreement, arrangement or transaction is specifically approved in good faith by the affirmative vote of a majority of the voting power of all of the Voting Stock, voting together as a single class, excluding from such calculation shares of capital stock that are beneficially owned (as such term is defined in Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act) or the voting of which is controlled by Sunoco; or

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(iii) such contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to the Corporation.

Section 2. Directors of the Corporation who are also directors or officers of Sunoco may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes such contract, agreement, arrangement or transaction. Shares of Common Stock owned by Sunoco may be counted in determining the presence of a quorum at a meeting of stockholders called to authorize such contract, agreement, arrangement or transaction.

Section 3. Any person or entity purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation will be deemed to have notice of and to have consented to the provisions of this Article X.

Section 4. For purposes of this Article X, any contract, agreement, arrangement or transaction with any corporation, partnership, joint venture, limited liability company, trust, association or other entity in which the Corporation owns (directly or indirectly) fifty percent (50%) or more of the outstanding voting stock, voting power, partnership interests or similar ownership interests, or with any officer or director thereof, shall be deemed to be a contract, agreement, arrangement or transaction with the Corporation.

Section 5. For the purpose of this Article X, "Sunoco" and the "Operative Date" have the meanings set forth in Article IX of this Amended and Restated Certificate of Incorporation.

Section 6. Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary and in addition to any vote of the Board of Directors required by this Amended and Restated Certificate of Incorporation or the DGCL, until the occurrence of the Operative Date, the affirmative vote of at least eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a single class shall be required to amend, alter or repeal, or adopt any provision inconsistent with, any provision of this Article X. Neither the amendment, alteration or repeal of this Article X nor the adoption of any provision inconsistent with this Article X shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such amendment, alteration, repeal or adoption.

ARTICLE XI
AMENDMENTS TO BY-LAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal the By-laws under applicable law as it presently exists or may hereafter be amended. Stockholders of the Corporation are authorized to make, alter and repeal the By-laws of the Corporation only pursuant to Article IX of the By-laws of the Corporation.

ARTICLE XII
DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable either to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment or modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE XIII
INDEMNIFICATION

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this provision is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or advancement of expenses pursuant hereto is sought or at the time any Proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was at any such time serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (hereinafter, a "Covered Person"), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor of the Corporation by merger or otherwise) to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the Corporation to provide greater indemnification rights than said law permitted the Corporation to provide prior to such amendment or modification), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; *provided, however*, that except as provided in Section 2 of this Article XIII, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors.

Section 2. Right of Claimant to Bring Suit. In accordance with the By-laws of the Corporation, if (a) a claim for indemnification under Article VI of the By-laws or Section 1 of this Article XIII is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, or (b) if a request for advancement of expenses under Article VI of the By-laws or Section 1 of this Article XIII is not paid in full by the

Corporation within twenty (20) days after a statement and the required undertaking, if any, have been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim for indemnification or request for advancement of expenses and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action that, under the DGCL, the claimant has not met the standard of conduct which makes it permissible for the Corporation to indemnify the claimant for the amount claimed or that the claimant is not entitled to the requested advancement of expenses, but (except where the required undertaking, if any, has not been tendered to the Corporation) the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. <u>Non-Exclusivity of Rights</u>. (a) In accordance with the By-laws of the Corporation, the rights conferred in this Article XIII as to indemnification, advancement of expenses and otherwise shall be contract rights between the Corporation and each Covered Person to whom such rights are extended that vest at the commencement of such Covered Person's service to or at the request of the Corporation and (i) any amendment or modification of this Article XIII that in any way diminishes or adversely affects any such rights shall be prospective only and shall not in any way diminish or adversely affect any such rights with respect to any actual or alleged state of facts, occurrence, action or omission occurring prior to the time of such amendment or modification, or Proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission, and (ii) all of such rights shall continue as to any such Covered Person who has ceased to be a director or officer of the Corporation or ceased to serve at the Corporation's request as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as described herein, and shall inure to the benefit of such Covered Person's heirs, executors and administrators.

(b) All of the rights conferred in this Article XIII, as to indemnification, advancement of expenses and otherwise, (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person's service prior to the date of such termination.

ARTICLE XIV
INSURANCE

The Corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether

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or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Article VI of the By-laws or Section 1 of Article XIII of this Amended and Restated Certificate of Incorporation, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

ARTICLE XV
AMENDMENTS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware as they presently exist or may hereafter be amended, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation, the Corporation may adopt, amend or repeal this Amended and Restated Certificate of Incorporation; *provided, however,* that Articles XI, XII, XIII, XIV and this Article XV may only be amended or repealed by the affirmative vote of the holders of record of no less than eighty percent (80%) of the voting power of all of the Voting Stock, voting together as a single class.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this the day of   , 2011.

SUNCOKE ENERGY, INC.

By: _____

Exhibit 10.1

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND BETWEEN

SUNOCO, INC.

AND

SUNCOKE ENERGY, INC.

DATED AS OF   , 2011

SCHEDULES

EXHIBITS

-v-

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of   , 2011 (this "Agreement"), is by and between Sunoco, Inc., a Pennsylvania corporation ("Sunoco"), and SunCoke Energy, Inc., a Delaware corporation ("SunCoke"). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I hereof.

RECITALS

WHEREAS, the board of directors of Sunoco (the "Sunoco Board") has determined that it is in the best interests of Sunoco and its shareholders to create a new publicly traded company that shall operate the SunCoke Business;

WHEREAS, SunCoke has been incorporated for this purpose and has not engaged in activities except in preparation for its corporate reorganization and the exchange, sale and distribution of its stock;

WHEREAS, in furtherance of the foregoing, the Sunoco Board and the board of directors of SunCoke (the "SunCoke Board") have determined that it is appropriate and desirable for Sunoco and its applicable Subsidiaries to transfer the SunCoke Assets to SunCoke and its applicable Subsidiaries, and for SunCoke and its applicable Subsidiaries to assume the SunCoke Liabilities, in each case, as more fully described in this Agreement and the Ancillary Agreements (the "Separation");

WHEREAS, the Sunoco Board has further determined that it is appropriate and desirable, on the terms and conditions contemplated hereby, for an offer and sale to the public of a limited number of shares of the common stock, par value $0.01 per share, of SunCoke (the "SunCoke Common Stock"), to take place pursuant to a registration statement on Form S-1, as more fully described in this Agreement and the Ancillary Agreements (the "IPO");

WHEREAS, Sunoco currently intends that, after the IPO, Sunoco shall distribute to holders of shares of Sunoco Common Stock, through a spin-off, the outstanding shares of SunCoke Common Stock then owned directly or indirectly by Sunoco, as more fully described in this Agreement and the Ancillary Agreements (the "Distribution");

WHEREAS, for U.S. federal income tax purposes, the Contribution (as defined below) and the Distribution, if effected, taken together, are intended to qualify as a tax-free spin-off under Section 355 and 368(a)(1)(D) of the Code;

WHEREAS, Sunoco has received a private letter ruling from the U.S. Internal Revenue Service (the "IRS") substantially to the effect that, among other things, the contribution by Sunoco (itself) of the assets of the coke-making and coal-mining businesses to SunCoke (itself) (the "Contribution") and the Distribution, if effected, taken together, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code (the "Private Letter Ruling");

WHEREAS, this Agreement is intended to be a "plan of reorganization" within the meaning of Treas. Reg. 1.368-2(g); and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation, the IPO and the Distribution and certain other agreements that will govern certain matters relating to the Separation, the IPO and the Distribution and the relationship of Sunoco, SunCoke and their respective Subsidiaries following the IPO and the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

"409A CIC" shall have the meaning set forth in Section 8.8(c)(i).

"Action" shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

"Adjusted SunCoke Stock Value" means the product obtained by multiplying (a) the SunCoke Stock Value, and (b) the Distribution Ratio.

"Affiliate" (including, with a correlative meaning, "affiliated") shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, "control" (including with correlative meanings, "controlled by" and "under common control with"), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Separation Date and for purposes of this Agreement and the other Ancillary Agreements, (1) no member of the SunCoke Group shall be deemed to be an Affiliate of any member of the Sunoco Group, (2) no member of the Sunoco Group shall be deemed to be an Affiliate of any member of the SunCoke Group, and (3) Sunoco Logistics Partners L.P. will not be considered an Affiliate of Sunoco or SunCoke or any member of the Sunoco Group or SunCoke Group.

"Agent" means the distribution agent to be appointed by Sunoco to distribute to the shareholders of Sunoco all of the shares of SunCoke Common Stock held by Sunoco pursuant to the Distribution.

"Agreement" shall have the meaning set forth in the Preamble.

"Ancillary Agreement" means this Agreement, the Transition Services Agreement, the Tax Sharing Agreement, the Indemnification Agreement and the Registration Rights Agreement, and the Transfer Documents.

"Approvals or Notifications" shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

"Assets" means, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including the following:

(a) all accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form;

(b) all apparatus, computers and other electronic data processing and communications equipment, fixtures, machinery, equipment, furniture, office equipment, automobiles, trucks, vessels, motor vehicles and other transportation equipment and other tangible personal property;

(c) all inventories of materials, parts, raw materials, components, supplies, work-in-process and finished goods and products;

(d) all interests in real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e) (i) all interests in any capital stock or other equity interests of any Subsidiary or any other Person, (ii) all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and (iv) all other investments in securities of any Person;

(f) all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services and other contracts, agreements or commitments;

(g) all deposits and letters of credit;

(h) all written (including in electronic form) or oral technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third Persons;

(i) all Intellectual Property and Technology;

(j) all Software;

(k) all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(l) all prepaid expenses, trade accounts and other accounts and notes receivable;

(m) all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(n) all licenses, permits, approvals and authorizations which have been issued by any Governmental Authority;

(o) all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and

(p) all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

"Benefit Plan" means, with respect to an entity or any of its Subsidiaries, (a) each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and all other employee benefits arrangements, policies or payroll practices (including, without limitation, severance pay, sick leave, vacation pay, salary continuation, disability, retirement, deferred compensation, bonus, stock option or other equity-based compensation, hospitalization, medical insurance or life insurance) sponsored or maintained by such entity or by any of its Subsidiaries (or to which such entity or any of its Subsidiaries contributes or is required to contribute) and (b) all "employee pension benefit plans" (as defined in Section 3(2) of ERISA), occupational pension plan or arrangement or other pension arrangements sponsored, maintained or contributed to by such entity or any of its Subsidiaries (or to which such entity or any of its Subsidiaries contributes or is required to contribute). For the avoidance of doubt, "Benefit Plans" includes Health and Welfare Plans. When immediately preceded by "Sunoco," Benefit Plan means any Benefit Plan sponsored, maintained or contributed to by Sunoco or a member of the Sunoco Group. When immediately preceded by "SunCoke," Benefit Plan means any Benefit Plan sponsored, maintained or contributed to by SunCoke or any member of the SunCoke Group.

"Business Day" means a day other than a Saturday, a Sunday or a day on which banking institutions located in Philadelphia, Pennsylvania or New York, New York are authorized or obligated by law or executive order to close.

"COBRA" means the continuation coverage requirements for "group health plans" under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code § 4980B and ERISA §§ 601 through 608.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall have the meaning set forth in Section 8.8(a).

"Contribution" shall have the meaning set forth in the Recitals.

"Covered Subsidiary" means a corporation or other legal entity controlled or owned, directly or indirectly, by Sunoco or SunCoke, as applicable, that is covered under a Sunoco insurance policy.

"CPR" shall have the meaning set forth in Section 9.3.

"CPR Arbitration Rules" shall have the meaning set forth in Section 9.4(a).

"Credit Facility" shall mean the revolving credit facility pursuant to the credit agreement to be entered into by SunCoke, as borrower, the bank named therein as agent, and the lending banks named therein, on such terms and conditions as agreed to by Sunoco, SunCoke and the other parties to the credit agreement.

"CSU Award" when immediately preceded by "Sunoco" means an award of Sunoco Share Units that vests with respect to a specific number of shares of Sunoco Common Stock based solely on continued employment, and, when immediately preceded by "SunCoke," means an award of SunCoke Share Units that vests with respect to a specific number of shares of SunCoke Common Stock based solely on continued employment.

"DC Trust" shall have the meaning set forth in Section 8.5(b).

"Debt Exchange Parties" shall have the meaning set forth in Section 3.2.

"Disclosure Committee" shall have the meaning set forth in Section 6.1(d).

"Dispute" shall have the meaning set forth in Section 9.1.

"Distribution" shall have the meaning set forth in the Recitals.

"Distribution Date" shall mean the date determined in accordance with Section 4.3(a) on which the Distribution occurs.

"Distribution Ratio" means the number of shares of SunCoke Common Stock distributed in the Distribution in respect of one share of Sunoco Common Stock.

"Dominion Coal Plan" shall have the meaning set forth in Section 8.5(a).

"Environmental Law" shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use,

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handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Materials or the protection of or prevention of harm to human health and safety.

"Environmental Liabilities" shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or contract or agreement relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

"Exchange" shall have the meaning set forth in Section 3.2.

"Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

"Excluded Assets" shall have the meaning set forth in Section 2.2(b).

"Excluded Liabilities" shall have the meaning set forth in Section 2.3(b).

"Financing Proceeds" shall have the meaning set forth in Section 2.13(b).

"Former SunCoke Employee" means any individual who as of the Separation Date is a former employee of the SunCoke Group or the Sunoco Group, and whose last employment with the SunCoke Group or the Sunoco Group, was with a member of the SunCoke Group.

"Former Sunoco Employee" means any individual who as of the Separation Date is a former employee of the Sunoco Group or the SunCoke Group, and whose last employment with the Sunoco Group or SunCoke Group, was with a member of the Sunoco Group.

"GAAP" shall mean United States generally accepted accounting principles.

"Governmental Approvals" shall mean any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

"Governmental Authority" shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

"Group" shall mean either the SunCoke Group or the Sunoco Group, as the context requires.

"Guarantee Release" shall have the meaning set forth in Section 5.9(b).

"Hazardous Materials" means any chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any natural or artificial substance (whether solid, liquid or gas, noise, ion, vapor or electromagnetic) which could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

"Health and Welfare Plans" means any plan, fund or program which was established or is maintained for the purpose of providing for its participants or their beneficiaries, through the purchase of insurance or otherwise, medical, dental, surgical or hospital care or benefits, or benefits in the event of sickness, accident, disability, death or unemployment, or vacation benefits, apprenticeship or other training programs or day care centers, scholarship funds, or prepaid legal services, including any such plan, fund or program as defined in Section 3(1) of ERISA. When immediately preceded by "Sunoco," Health and Welfare Plans means each Health and Welfare Plan that is a Sunoco Benefit Plan. When immediately preceded by "SunCoke," Health and Welfare Plans means each Health and Welfare Plan that is a SunCoke Benefit Plan.

"HIPAA" means the health insurance portability and accountability requirements for "group health plans" under the Health Insurance Portability and Accountability Act of 1996, as amended.

"High Yield Notes" means the senior unsecured notes contemplated to be issued by SunCoke prior to or concurrently with the IPO, on such terms and conditions as agreed to by Sunoco, SunCoke and the other parties to the High Yield Notes.

"Indemnification Agreement" shall mean the Guarantee, Keep Well and Indemnification Agreement by and among Sunoco, SunCoke and the other parties thereto.

"Indemnifying Party" shall have the meaning set forth in Section 5.4.

"Indemnitee" shall have the meaning set forth in Section 5.4.

"Indemnity Payment" shall have the meaning set forth in Section 5.4.

"Information" shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

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"Initial Notice" shall have the meaning set forth in Section 9.2.

"Intellectual Property" means all of the following whether arising under the Laws of the United States or of any other foreign or multinational jurisdiction: (i) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (ii) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (iii) Internet domain names, (iv) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (v) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, in each case, other than Software, and (vi) intellectual property rights arising from or in respect of any Technology.

"Internal Cash Distribution" shall have the meaning set forth in Section 2.13(b).

"IRS" shall have the meaning set forth in the Recitals.

"Insurance Proceeds" shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof; provided, however, with respect to a captive insurance arrangement, Insurance Proceeds shall only include amounts received by the captive insurer in respect of any reinsurance arrangement.

"IPO" shall have the meaning set forth in the Recitals.

"IPO Closing Date" shall mean the First Closing Date as defined in the Underwriting Agreement.

"IPO Registration Statement" shall mean the registration statement on Form S-1 to be filed under the Securities Act, pursuant to which the SunCoke Common Stock to be issued in the IPO will be registered under the Securities Act, together with all amendments thereto.

"Law" shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree,

injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

"Liabilities" shall mean any and all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

"Losses" shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

"NYSE" shall mean the New York Stock Exchange.

"Option" when immediately preceded by "Sunoco," means an option (either nonqualified or incentive) to purchase shares of Sunoco Common Stock pursuant to a Sunoco Long-Term Incentive Plan. When immediately preceded by "SunCoke," Option means an option (either nonqualified or incentive) to purchase shares of SunCoke Common Stock following the Distribution Date pursuant to the SunCoke Long-Term Incentive Plan.

"Participating Company" means (a) Sunoco and (b) any other Person (other than an individual) that participates in a plan sponsored by any member of the Sunoco Group.

"Pension Trust" shall have the meaning set forth in Section 8.5.

"Performance Share Award" when immediately preceded by "Sunoco" means an award of Sunoco Share Units that may vest with respect to a range of shares of Sunoco Common Stock depending upon the performance of Sunoco and, when immediately preceded by "SunCoke," means an award of SunCoke Share Units that may vest with respect to a range of shares of SunCoke Common Stock depending upon the performance of Sunoco.

"Person" shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

"Plan of Reorganization" shall mean the presentation titled "Sunoco: Distribution of the Coal/Coke Business" dated as of , 2011.

"Prime Rate" shall mean the rate which JPMorgan Chase Bank (or any successor thereto or other major money center commercial bank agreed to by the parties hereto) announces from time to time as its prime lending rate, as in effect from time to time.

"Private Letter Ruling" shall have the meaning set forth in the Recitals.

"Prospectus" shall mean each preliminary, final or supplemental prospectus forming a part of the IPO Registration Statement.

"Record Date" shall mean, in the case of a Distribution that is a spin-off, the close of business on the date to be determined by the Sunoco Board as the record date for determining shareholders of Sunoco entitled to receive shares of SunCoke Common Stock in such Distribution.

"Receivable Payment" shall have the meaning set forth in Section 2.13(b).

"Release" means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including, ambient air, surface water, groundwater and surface or subsurface strata).

"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

"Response" shall have the meaning set forth in Section 9.2.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Securities Act" shall mean the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

"Security Interest" shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

"Separation" shall have the meaning set forth in the Recitals.

"Separation Date" shall mean the date of the completion of the Separation.

"Share Unit" when immediately preceded by "Sunoco," means a unit issued under a Sunoco Benefit Plan representing a general unsecured promise by Sunoco to pay the value of a share of Sunoco Common Stock in cash or shares of Sunoco Common Stock and, when immediately preceded by "SunCoke," means a unit issued under the SunCoke Long-Term Incentive Plan representing a general unsecured promise by SunCoke to pay the value of a share of SunCoke Common Stock in cash or shares of SunCoke Common Stock.

"Software" means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions,

flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) documentation, including user manuals and other training documentation, relating to any of the foregoing.

"Subsidiary" or "subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such Person, (B) the total combined equity interests or (C) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

"SunCoke" shall have the meaning set forth in the Preamble.

"SunCoke 401(k) Plans" shall have the meaning set forth in Section 8.5(b).

"SunCoke's Auditors" shall have the meaning set forth in Section 6.1(l).

"SunCoke Accounts" shall have the meaning set forth in Section 2.9(a).

"SunCoke Assets" shall have the meaning set forth in Section 2.2(a).

"SunCoke Balance Sheet" shall mean the unaudited combined balance sheet of the SunCoke Group, including the notes thereto, as of March 31, 2011.

"SunCoke Benefit Plan" shall mean, any Benefit Plan sponsored or maintained by SunCoke.

"SunCoke Board" shall have the meaning set forth in the Recitals.

"SunCoke Business" shall mean (a) (i) the business and operations of the coal (including metallurgical coal and steam coal) mining and cokemaking businesses of Sunoco and its current and former Subsidiaries; and (ii) such other businesses and operations relating thereto currently carried on by the coal (including metallurgical coal and steam coal) mining and cokemaking businesses of Sunoco and its current and former Subsidiaries; and (b) except as otherwise expressly provided herein, any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation primarily related to the SunCoke Business (as described in the foregoing clause (a)) as then conducted, but in each case, excluding the businesses and operations related to the Excluded Assets.

"SunCoke Capital Stock" shall mean all classes or series of capital stock of SunCoke, including the SunCoke Common Stock, and all options, warrants and other rights to acquire such capital stock.

"SunCoke Common Stock" shall have the meaning set forth in the Recitals.

"SunCoke Contracts" shall mean the following contracts and agreements to which Sunoco or any of its Affiliates is a party or by which it or any of its Affiliates or any of their

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respective Assets is bound, whether or not in writing, except for any such contract or agreement that is contemplated to be retained by Sunoco or any member of the Sunoco Group pursuant to any provision of this Agreement or any other Ancillary Agreement:

(a) any customer, distribution, supply or vendor contracts or agreements entered into after the date hereof and prior to the Separation Date that relate exclusively to the SunCoke Business;

(b) any contract or agreement entered into in the name of, or expressly on behalf of, any division, business unit or member of the SunCoke Group;

(c) any joint venture agreement entered into by entities within the SunCoke Group;

(d) any guarantee, indemnity, representation, warranty or other Liability of any member of the SunCoke Group or the Sunoco Group in respect of any other SunCoke Contract, any SunCoke Liability or the SunCoke Business;

(e) any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any SunCoke Group Employee or consultants of the SunCoke Group that are in effect as of the Separation Date; and

(f) any contract or agreement that is otherwise expressly contemplated pursuant to this Agreement or any of the other Ancillary Agreements to be assigned to SunCoke or any member of the SunCoke Group; or

(g) any contract or agreement listed on Schedule 1.1.

"SunCoke Employee" means (i) any individual who, immediately prior to the Separation, is either actively employed by, or then on an approved leave of absence from, any member of the SunCoke Group and (ii) any Transferred Employee.

"SunCoke Financing Arrangements" shall mean the High-Yield Notes, the Term Loan Facility and the Credit Facility.

"SunCoke Group" shall mean SunCoke, each Subsidiary of SunCoke immediately after the Separation Date and each other Person that is controlled directly or indirectly by SunCoke immediately after the Separation Date. For purposes of this Agreement and the other Ancillary Agreements, Sunoco Logistics Partners L.P. will not be considered a member of the SunCoke Group.

"SunCoke Incentive Plans" means any of the annual or short term incentive plans of SunCoke, all as in effect as of the time relevant to the applicable provisions of this Agreement.

"SunCoke Indebtedness" means the aggregate principal amount of total liabilities (whether long-term or short-term) for borrowed money (including capitalized leases) of the

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SunCoke Group collectively, as determined for purposes of its annual and quarterly financial statements prepared in accordance with GAAP.

"SunCoke Indemnitees" shall have the meaning set forth in Section 5.3.

"SunCoke Intellectual Property" means (a) the patents, patent applications, statutory invention registrations, registered trademarks, registered service marks, registered Internet domain names and copyright registrations (collectively, "Registrable IP") set forth on Schedule 1.2(a), (b) all Registrable IP that is owned exclusively by any member of the SunCoke Group at or prior to the Separation Date, excluding any such Registrable IP that has been assigned by any member of the SunCoke Group to any member of the Sunoco Group prior to the Separation Date, and (c) all Intellectual Property, other than Registrable IP, that is owned by any member of the Sunoco Group or SunCoke Group and that is used or held for use primarily in the SunCoke Business as of the Separation Date.

"SunCoke Liabilities" shall have the meaning set forth in Section 2.3(a).

"SunCoke Long-Term Incentive Plan" means the long-term equity incentive plan or program to be established by SunCoke, effective immediately prior to the IPO Closing Date.

"SunCoke Ratio" means the quotient obtained by dividing the Sunoco Stock Value by the SunCoke Stock Value, carried out to four decimal places.

"SunCoke Software" means all Software owned by any member of the Sunoco Group or SunCoke Group and that is primarily used or held for use in the SunCoke Business as of the Separation Date.

"SunCoke Stock Value" means the closing per-share price of SunCoke Common Stock trading "regular way with due bills" on the Distribution Date, as listed on the NYSE.

"SunCoke Technology" means all Technology owned by any member of the Sunoco Group or SunCoke Group and that is primarily used or held for use in the SunCoke Business as of the Separation Date.

"SunCoke Transfer Documents" shall have the meaning set forth in Section 2.4(b).

"SunCoke Value Factor" means the quotient obtained by dividing (a) the Adjusted SunCoke Stock Value, by (b) the sum of (i) the Adjusted SunCoke Stock Value and (ii) the Sunoco Post-Distribution Stock Value, carried out to four decimal places.

"Sunoco" shall have the meaning set forth in the Preamble.

"Sunoco's Annual Statements" shall have the meaning set forth in Section 6.4(b).

"Sunoco's Auditors" shall have the meaning set forth in Section 6.4(b).

"Sunoco Accounts" shall have the meaning set forth in Section 2.9(a).

"Sunoco Benefit Plan" shall mean, any Benefit Plan sponsored or maintained by Sunoco.

"Sunoco Board" shall have the meaning set forth in the Recitals.

"Sunoco Common Stock" shall mean the common stock, par value $1.00 per share, of Sunoco.

"Sunoco Employee" means any individual who, immediately prior to the Separation Date, is either actively employed by, or then on an approved leave of absence from, any member of the Sunoco Group, excluding the Transferred Employees.

"Sunoco Group" shall mean Sunoco, each Subsidiary of Sunoco immediately after the Separation Date and each other Person that is controlled directly or indirectly by Sunoco immediately after the Separation Date (in each case other than any member of the SunCoke Group). For purposes of this Agreement and the other Ancillary Agreements, Sunoco Logistics Partners L.P. will not be considered a member of the Sunoco Group.

"Sunoco Incentive Plans" means any of the annual or short term incentive plans of Sunoco, all as in effect as of the time relevant to the applicable provisions of this Agreement.

"Sunoco Indemnitees" shall have the meaning set forth in Section 5.2.

"Sunoco Intellectual Property" means (i) the Sunoco Name and Sunoco Marks and (ii) all other Intellectual Property that is owned by any member of the Sunoco Group or the SunCoke Group, other than the SunCoke Intellectual Property.

"Sunoco Long-Term Incentive Plans" means any of the Sunoco, Inc. Long-Term Performance Enhancement Program II and the Sunoco, Inc. Long-Term Performance Enhancement Program III.

"Sunoco Name and Sunoco Marks" means the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of Sunoco or any of its Affiliates using or containing "Sunoco" (in block letters or otherwise), "Sunoco" either alone or in combination with other words or elements and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

"Sunoco Nonqualified Plans" shall have the meaning set forth in Section 8.6(a).

"Sunoco Pension Plan" shall have the meaning set forth in Section 8.4.

"Sunoco Performance Share Awards" shall have the meaning set forth in Section 8.8(c)(i).

"Sunoco Post-Distribution Stock Value" means the closing per-share price of Sunoco Common Stock in the "ex-distribution market" on the Distribution Date, as listed on the NYSE.

"Sunoco Public Filings" shall have meaning set forth in Section 6.1(l).

"Sunoco Ratio" means the quotient obtained by dividing the Sunoco Stock Value by the Sunoco Post-Distribution Stock Value, carried out to four decimal places.

"Sunoco Software" means all Software that is owned by any member of the Sunoco Group or the SunCoke Group, other than the SunCoke Software.

"Sunoco Stock Value" means the closing per-share price of the Sunoco Common Stock trading "regular way with due bills" on the Distribution Date, as listed on the NYSE.

"Sunoco Technology" means all Technology that is owned by any member of the Sunoco Group or the SunCoke Group, other than the SunCoke Technology.

"Sunoco Transfer Documents" shall have the meaning set forth in Section 2.1(b).

"Sunoco Value Factor" means the quotient obtained by dividing (a) the Sunoco Post-Distribution Stock Value, by (b) the sum of (i) the Adjusted SunCoke Stock Value and (ii) the Sunoco Post-Distribution Stock Value, carried out to four decimal places.

"Tax Sharing Agreement" means the Tax Sharing Agreement, dated as of the date hereof, between Sunoco and SunCoke.

"Taxes" shall have the meaning set forth in the Tax Sharing Agreement.

"Technology" means all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice) apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

"Term Loan Facility" means the term loan facility pursuant to the credit agreement to be entered into by SunCoke, as borrower, the bank named therein as agent, and the lending banks named therein, on such terms and conditions as agreed to by Sunoco, SunCoke and the other parties to the credit agreement.

"Third-Party Claim" shall have the meaning set forth in Section 5.5.

"Transfer Documents" shall have the meaning set forth in Section 2.4(b).

"Transferred Employees" means Frederick Henderson, Michael Thomson and Michael White.

"Transferred Entities" shall have the meaning set forth in Section 2.2(a)(ii).

"Transition Services Agreement" shall mean the Transition Services Agreement, dated as of the date hereof, by and between Sunoco and SunCoke.

"Underwriters" shall mean the managing underwriters for the IPO.

"Underwriting Agreement" shall mean the underwriting agreement to be entered into among SunCoke, Sunoco and the Underwriters as representatives of the several underwriters named therein with respect to the IPO.

"Unreleased Excluded Liability" shall have the meaning set forth in Section 2.7(b).

"Unreleased SunCoke Liability" shall have the meaning set forth in Section 2.6(b).


ARTICLE II
THE SEPARATION


2.1. Transfer of Assets and Assumption of Liabilities.

(a) On or prior to the IPO Closing Date, but in any case, prior to the closing of the IPO, in accordance with the Plan of Reorganization and to the extent not previously effected pursuant to the steps of the Plan of Reorganization that have been completed prior to the date hereof:

(i) Sunoco shall, and shall cause its applicable Subsidiaries to, assign, transfer, convey and deliver to SunCoke, or certain of SunCoke's Subsidiaries designated by SunCoke, and SunCoke or such Subsidiaries shall accept from Sunoco and its applicable Subsidiaries, all of Sunoco's and such Subsidiaries' respective direct or indirect right, title and interest in and to all of the SunCoke Assets (it being understood that if any SunCoke Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such SunCoke Asset may be assigned, transferred, conveyed and delivered to SunCoke as a result of the transfer of all of the equity interests in such Transferred Entity from Sunoco or its applicable Subsidiaries to SunCoke or its applicable Subsidiaries);

(ii) SunCoke and certain of its Subsidiaries designated by SunCoke shall accept, assume and agree faithfully to perform, discharge and fulfill all the SunCoke Liabilities in accordance with their respective terms. SunCoke and such Subsidiaries shall be responsible for all SunCoke Liabilities, regardless of when or where such SunCoke Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Separation Date, regardless of where or against whom such SunCoke Liabilities are asserted or determined (including any SunCoke Liabilities arising out of claims made by Sunoco's or SunCoke's respective directors, officers, employees, agents, Subsidiaries or Affiliates against

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any member of the Sunoco Group or the SunCoke Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Sunoco Group or the SunCoke Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;

(iii) Sunoco shall cause its applicable Subsidiaries to assign, transfer, convey and deliver to certain of its other Subsidiaries designated by Sunoco, and such other Subsidiaries shall accept from such applicable Subsidiaries, such applicable Subsidiaries' respective right, title and interest in and to any Excluded Assets specified by Sunoco to be so assigned, transferred, conveyed and delivered; and

(iv) Sunoco and certain of its Subsidiaries designated by Sunoco shall accept and assume from certain of its other Subsidiaries designated by Sunoco and agree faithfully to perform, discharge and fulfill certain Excluded Liabilities of such other Subsidiaries specified by Sunoco, and Sunoco and its applicable Subsidiaries shall be responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Separation Date, regardless of where or against whom such Excluded Liabilities are asserted or determined (including any such Excluded Liabilities arising out of claims made by Sunoco's or SunCoke's respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Sunoco Group or the SunCoke Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Sunoco Group or the SunCoke Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) In furtherance of the assignment, transfer, conveyance and delivery of the SunCoke Assets and the assumption of the SunCoke Liabilities in accordance with Sections 2.1(a)(i) and 2.1(a)(ii), on the date that such SunCoke Assets are assigned, transferred, conveyed or delivered or such SunCoke Liabilities are assumed (i) Sunoco shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of Sunoco's and its Subsidiaries' (other than SunCoke and its Subsidiaries) right, title and interest in and to the SunCoke Assets to SunCoke and its Subsidiaries, and (ii) SunCoke shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the SunCoke Liabilities by SunCoke and its Subsidiaries. All of the foregoing documents contemplated by this Section 2.1(b) shall be referred to collectively herein as the "Sunoco Transfer Documents".

(c) In the event that at any time or from time to time (whether prior to or after any Separation Date), any party hereto (or any member of such party's respective Group), shall receive or otherwise possess any Asset that is allocated to any other Person pursuant to this Agreement or any other Ancillary Agreement, such party shall promptly transfer, or cause to be

transferred, such Asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such Asset shall hold such Asset in trust for any such other Person.

(d) SunCoke hereby waives compliance by each and every member of the Sunoco Group with the requirements and provisions of any "bulk-sale" or "bulk-transfer" Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SunCoke Assets to any member of the SunCoke Group.

(e) Sunoco hereby waives compliance by each and every member of the SunCoke Group with the requirements and provisions of any "bulk-sale" or "bulk-transfer" Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Excluded Assets to any member of the Sunoco Group.

2.2. SunCoke Assets.

(a) For purposes of this Agreement, "SunCoke Assets" shall mean (without duplication):

(i) All Assets that are expressly provided by this Agreement or any other Ancillary Agreement as Assets to be transferred to SunCoke or any other member of the SunCoke Group, including the Assets listed on Schedule 2.2(a)(i);

(ii)(A) all SunCoke Contracts and (B) all issued and outstanding equity interests in the wholly owned Subsidiaries of Sunoco that shall have been contributed to, or otherwise transferred, conveyed, or assigned to, the SunCoke Group pursuant to the Plan of Reorganization on or prior to the Separation Date (such Subsidiaries, the "Transferred Entities");

(iii) all Assets reflected as assets of SunCoke or its Subsidiaries on the SunCoke Balance Sheet, subject to any dispositions of such Assets subsequent to the date of the SunCoke Balance Sheet;

(iv) all SunCoke Intellectual Property, SunCoke Software and SunCoke Technology; and

(v) except as contemplated by Section 2.5(b), any and all Assets owned or held immediately prior to the Separation Date by Sunoco or any of its Subsidiaries that are used primarily in the SunCoke Business. The intention of this clause (v) is only to rectify any inadvertent omission of transfer or conveyance of any Assets that, had the parties given specific consideration to such Asset as of the date hereof, would have otherwise been classified as a SunCoke Asset. No Asset shall be deemed to be a SunCoke Asset solely as a result of this clause (v) if such Asset is within the category or type of Asset expressly covered by the terms of an Ancillary Agreement unless the party claiming entitlement to such Asset can establish that the omission of the transfer or conveyance of such Asset was inadvertent, and no Asset shall be deemed a SunCoke Asset solely as a result of this clause (v) unless a claim with respect thereto is made by SunCoke on or prior to the first anniversary of the Separation Date.

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Notwithstanding the foregoing, the SunCoke Assets shall not in any event include the Excluded Assets referred to in Section 2.2(b). All rights of the SunCoke Group in respect of Sunoco insurance policies are set forth in Section 6.5 and shall not otherwise be included in the SunCoke Assets.

(b) For the purposes of this Agreement, "Excluded Assets" shall mean (without duplication):

(i) any and all Assets that are expressly contemplated by this Agreement or any other Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by Sunoco or any other member of the Sunoco Group;

(ii) any cash or cash equivalents withdrawn from SunCoke Accounts in accordance with Section 2.9(e);

(iii) the Sunoco Intellectual Property, Sunoco Software and the Sunoco Technology; and

(iv) any and all Assets of any members of the Sunoco Group that are not SunCoke Assets.

2.3. SunCoke Liabilities.

(a) For the purposes of this Agreement, "SunCoke Liabilities" shall mean (without duplication):

(i) all Liabilities, including any Environmental Liabilities and any Liability relating to the protection of human and occupational health and safety, the protection or restoration of, or prevention of harm to, the environment or natural resources, relating to, arising out of or resulting from:

(A) the operation of the SunCoke Business, as conducted at any time prior to, on or after the Separation Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person's authority));

(B) the operation of any business conducted by any member of the SunCoke Group at any time after the Separation Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person's authority)); or

(C) any SunCoke Assets (including any SunCoke Contracts and any real property and leasehold interests);

in any such case whether arising before, on or after the Separation Date;

(ii) any and all Liabilities that are expressly provided by this Agreement or any other Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be assumed by SunCoke or any member of the SunCoke Group, and all agreements, obligations and Liabilities of any member of the SunCoke Group under this Agreement or any of the other Ancillary Agreements;

(iii) all Liabilities relating to, arising out of or resulting from the SunCoke Financing Arrangements.

(iv) all Liabilities relating to, arising out of or resulting from any of the terminated, divested or discontinued businesses and operations of the SunCoke Business;

(v) all Liabilities reflected as liabilities or obligations of SunCoke or its Subsidiaries on the SunCoke Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the SunCoke Balance Sheet; and

(vi) all Liabilities arising out of claims made by Sunoco's or SunCoke's respective directors, officers, shareholders, employees, agents, Subsidiaries or Affiliates against any member of the Sunoco Group or the SunCoke Group to the extent relating to, arising out of or resulting from the SunCoke Business.

Notwithstanding the foregoing, the SunCoke Liabilities shall not include the Excluded Liabilities referred to in Section 2.3(b) below.

(b) For the purposes of this Agreement, "Excluded Liabilities" shall mean (without duplication):

(i) any and all Liabilities that are expressly contemplated by this Agreement or any other Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be retained or assumed by Sunoco or any other member of the Sunoco Group, and all agreements and obligations of any member of the Sunoco Group under this Agreement or any of the other Ancillary Agreements;

(ii) any and all Liabilities of a member of the Sunoco Group to the extent relating to, arising out of or resulting from any Excluded Assets;

(iii) any and all Liabilities of any members of the Sunoco Group that are not SunCoke Liabilities.

2.4. Transfer of Excluded Assets; Assumption of Excluded Liabilities.

(a) To the extent any Excluded Asset is transferred or assigned to, or any Excluded Liability is assumed by, a member of the SunCoke Group at the Separation Date or is owned or held by a member of the SunCoke Group after the Separation Date, from and after the Separation Date:

(i) SunCoke shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to Sunoco or certain of its Subsidiaries designated

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by Sunoco, and Sunoco or such Subsidiaries shall accept from SunCoke and its applicable Subsidiaries, all of SunCoke's and such Subsidiaries' respective right, title and interest in and to such Excluded Assets; and

(ii) Sunoco and certain of its Subsidiaries designated by Sunoco will promptly accept, assume and agree faithfully to perform, discharge and fulfill all such Excluded Liabilities in accordance with their respective terms.

(b) In furtherance of the assignment, transfer, conveyance and delivery of Excluded Assets and the assumption of Excluded Liabilities set forth in Sections 2.1(a)(iii), 2.1(a)(iv), 2.4(a)(i) and 2.4(a)(ii) and without any additional consideration therefor: (A) SunCoke shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of SunCoke's and its Subsidiaries' right, title and interest in and to the Excluded Assets to Sunoco and its Subsidiaries, and (B) Sunoco shall execute and deliver such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Excluded Liabilities by Sunoco. All of the foregoing documents contemplated by this Section 2.4(b) shall be referred to collectively herein as the "SunCoke Transfer Documents" and, together with the Sunoco Transfer Documents, the "Transfer Documents."

2.5. Approvals and Notifications.

(a) To the extent that the transfer or assignment of any SunCoke Asset, the assumption of any SunCoke Liability, the Separation, the IPO or the Distribution requires any Approvals or Notifications, the parties will use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable, at the times indicated on such Schedule; provided, however, that, except to the extent expressly provided in this Agreement or any of the other Ancillary Agreements, neither Sunoco nor SunCoke shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(b) If and to the extent that the valid, complete and perfected transfer or assignment to the SunCoke Group of any SunCoke Assets or assumption by the SunCoke Group of any SunCoke Liabilities would be a violation of applicable Law or require any Approvals or Notifications in connection with the Separation, the IPO or the Distribution, that has not been obtained or made by the Separation Date then, unless the parties hereto mutually shall otherwise determine, the transfer or assignment to the SunCoke Group of such SunCoke Assets or the assumption by the SunCoke Group of such SunCoke Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such SunCoke Assets or SunCoke Liabilities shall continue to constitute SunCoke Assets and SunCoke Liabilities for all other purposes of this Agreement.

(c) If any transfer or assignment of any SunCoke Asset or any assumption of any SunCoke Liabilities intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Separation Date, whether as a result of the provisions of Section 2.5(b) or for any other reason, then, insofar as reasonably possible, the member of the Sunoco Group retaining such SunCoke Asset or such SunCoke Liability, as the case may be, shall thereafter hold such SunCoke Asset or SunCoke Liability, as the case may be, for the use and benefit of the member of the SunCoke Group entitled thereto (at the expense of the member of the SunCoke Group entitled thereto). In addition, the member of the Sunoco Group retaining such SunCoke Asset or such SunCoke Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such SunCoke Asset or SunCoke Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the SunCoke Group to whom such SunCoke Asset is to be transferred or assigned, or which will assume such SunCoke Liability, as the case may be, in order to place such member of the SunCoke Group in a substantially similar position as if such SunCoke Asset or SunCoke Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such SunCoke Asset or SunCoke Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such SunCoke Asset or SunCoke Liability, as the case may be, is to inure from and after the Separation Date to the SunCoke Group.

(d) If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any SunCoke Asset or the deferral of assumption of any SunCoke Liability pursuant to Section 2.5(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any SunCoke Asset or the assumption of any SunCoke Liability have been removed, the transfer or assignment of the applicable SunCoke Asset or the assumption of the applicable SunCoke Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

(e) Any member of the Sunoco Group retaining a SunCoke Asset or SunCoke Liability due to the deferral of the transfer or assignment of such SunCoke Asset or the deferral of the assumption of such SunCoke Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by SunCoke or the member of the SunCoke Group entitled to the SunCoke Asset or SunCoke Liability, other than reasonable out-of-pocket expenses, attorneys' fees and recording or similar fees, all of which shall be promptly reimbursed by SunCoke or the member of the SunCoke Group entitled to such SunCoke Asset or SunCoke Liability.

2.6. Novation of SunCoke Liabilities.

(a) SunCoke shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute SunCoke Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the SunCoke Group, so that, in any such case, the members of the SunCoke Group will be solely responsible for such Liabilities; provided, however, that, except as otherwise

expressly provided in any of the other Ancillary Agreements, neither Sunoco nor SunCoke shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third Person from whom any such consent, substitution, approval, amendment or release is requested.

(b) If Sunoco or SunCoke is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release and the applicable member of the Sunoco Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an "Unreleased SunCoke Liability"), SunCoke shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the Sunoco Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Sunoco Group that constitute Unreleased SunCoke Liabilities from and after the Separation Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the Sunoco Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased SunCoke Liabilities shall otherwise become assignable or able to be novated, Sunoco shall promptly assign, or cause to be assigned, and SunCoke shall assume, such Unreleased SunCoke Liabilities without exchange of further consideration.

2.7. Novation of Liabilities other than SunCoke Liabilities.

(a) Each of Sunoco and SunCoke, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities for which a member of the Sunoco Group and a member of the SunCoke Group are jointly or severally liable and that constitute Excluded Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Sunoco Group, so that, in any such case, the members of the Sunoco Group will be solely responsible for such Liabilities; provided, however, that, except as otherwise expressly provided in any of the other Ancillary Agreements, neither Sunoco nor SunCoke shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third Person from whom any such consent, substitution, approval, amendment or release is requested.

(b) If Sunoco or SunCoke is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release and the applicable member of the SunCoke Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an "Unreleased Excluded Liability"), Sunoco shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the SunCoke Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the SunCoke Group that constitute Unreleased Excluded Liabilities from and after the Separation Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the SunCoke Group. If and when any such consent, substitution, approval, amendment or release

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shall be obtained or the Unreleased Excluded Liabilities shall otherwise become assignable or able to be novated, SunCoke shall promptly assign, or cause to be assigned, and Sunoco shall assume, such Unreleased Excluded Liabilities without exchange of further consideration.

2.8. Termination of Agreements.

(a) Except as set forth in Section 2.8(b), in furtherance of the releases and other provisions of Section 5.1 hereof, SunCoke and each member of the SunCoke Group, on the one hand, and Sunoco and each member of the Sunoco Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, between or among SunCoke and/or any member of the SunCoke Group, on the one hand, and Sunoco and/or any member of the Sunoco Group, on the other hand, effective as of the IPO Closing Date. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the date hereof. Each party shall, at the reasonable request of any other party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.8(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any other Ancillary Agreement to be entered into by any of the parties hereto or any of the members of their respective Groups); (ii) any agreements, arrangements, commitments or understandings listed or described on Schedule 2.8(b)(ii); (iii) any agreements, arrangements, commitments or understandings to which any Person other than the parties hereto and their respective Affiliates is a party (it being understood that to the extent that the rights and obligations of the parties and the members of their respective Groups under any such agreements, arrangements, commitments or understandings constitute SunCoke Assets or SunCoke Liabilities, they shall be assigned pursuant to Section 2.1); (iv) any intercompany accounts payable or accounts receivable accrued as of the IPO Closing Date that are reflected in the books and records of the parties or otherwise documented in writing in accordance with past practices; (v) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of Sunoco or SunCoke, as the case may be, is a party (it being understood that directors' qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); and (vi) any other agreements, arrangements, commitments or understandings that this Agreement or any other Ancillary Agreement expressly contemplates will survive the IPO Closing Date.

2.9. Bank Accounts; Cash Balances.

(a) Sunoco and SunCoke each agrees to take, or cause the respective members of their respective Groups to take, at the IPO Closing Date (or such earlier time as Sunoco and SunCoke may agree), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by SunCoke or any other member of the SunCoke Group (collectively, the "SunCoke Accounts") so that such SunCoke Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter "linked") to any bank or brokerage account owned by Sunoco or any other member of the Sunoco Group (collectively, the "Sunoco Accounts").

(b) Sunoco and SunCoke each agrees to take, or cause the respective members of their respective Groups to take, at the IPO Closing Date (or such earlier time as Sunoco and SunCoke may agree), all actions necessary to amend all SunCoke Contracts governing the Sunoco Accounts so that such Sunoco Accounts, if currently linked to a SunCoke Account, are de-linked from the SunCoke Accounts.

(c) It is intended that, following consummation of the actions contemplated by Sections 2.9(a) and 2.9(b), there will be in place a centralized cash management process pursuant to which the SunCoke Accounts will be managed centrally and funds collected will be transferred into one (1) or more centralized accounts maintained by SunCoke.

(d) It is intended that, following consummation of the actions contemplated by Sections 2.9(a) and 2.9(b), there will continue to be in place a centralized cash management process pursuant to which the Sunoco Accounts will be managed centrally and funds collected will be transferred into one (1) or more centralized accounts maintained by Sunoco.

(e) With respect to any outstanding checks issued by Sunoco, SunCoke, or any of their respective Subsidiaries prior to the Separation, such outstanding checks shall be honored following the Separation by the Person or Group owning the account on which the check is drawn.

(f) As between Sunoco and SunCoke (and the members of their respective Groups) all payments made and reimbursements received after the Separation by either party (or member of its Group) that relate to a business, Asset or Liability of the other party (or member of its Group), shall be held by such party in trust for the use and benefit of the party entitled thereto and, promptly upon receipt by such party of any such payment or reimbursement, such party shall pay over, or shall cause the applicable member of its Group to pay over to the other party the amount of such payment or reimbursement without right of set-off.

2.10. <u>Other Ancillary Agreements</u>. Effective as of the date hereof, each of Sunoco and SunCoke will execute and deliver all Ancillary Agreements to which it is a party (other than the Transfer Documents, which will be executed on or prior to the IPO Closing Date, but in any case, prior to the closing of the IPO).

2.11. <u>Disclaimer of Representations and Warranties</u>. EACH OF SUNOCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SUNOCO GROUP) AND SUNCOKE (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SUNCOKE GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT

OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY OTHER ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN "AS IS," "WHERE IS" BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.12. <u>Intellectual Property</u>. Except for intellectual property related agreements which relate specifically to the SunCoke Business and were executed or entered into by the SunCoke Business, Sunoco will retain all licenses, rights and royalty payments in and to any and all existing intellectual property license agreements with third parties, including the sole right to amend or modify such agreements.

2.13. <u>SunCoke Financing Arrangements</u>.

(a) Prior to or concurrently with the IPO Closing Date, SunCoke shall enter into the SunCoke Financing Arrangements, on such terms and conditions as agreed by Sunoco (including the amount that shall be borrowed pursuant to the Financing Arrangements and the interest rates for such borrowings). SunCoke agrees to take all such reasonable action as may be necessary to ensure that SunCoke shall assume all obligations under the SunCoke Financing Arrangements and the full release and discharge of each of Sunoco and any other member of the Sunoco Group of all of its obligations thereunder as of the IPO Closing Date. Sunoco and SunCoke shall participate in the preparation of all materials and presentations as may be reasonably necessary to secure funding pursuant to the SunCoke Financing Arrangements, including rating agency presentations necessary to obtain the requisite ratings needed to secure the financing under any of the SunCoke Financing Arrangements and such assumption, release and discharge. The parties agree that SunCoke, and not Sunoco, shall be responsible for all costs and expenses incurred by any member of the Sunoco Group or SunCoke Group associated with the SunCoke Financing Arrangements.

(b) On the IPO Closing Date, SunCoke will borrow such amounts pursuant to the Term Loan Facility and issue such amounts in High Yield Notes as determined by Sunoco (collectively, the "<u>Financing Proceeds</u>"). On the IPO Closing Date, SunCoke shall pay $575,000,000 of the Financing Proceeds to Sunoco in satisfaction of one or more intercompany receivables owed by one or more members of the SunCoke Group to one or more members of the Sunoco Group (the "<u>Receivable Payment</u>"). SunCoke shall be responsible for all third-party costs and expenses incurred and payable by SunCoke associated with the SunCoke Financing Arrangements.

ARTICLE III
THE IPO AND ACTIONS PENDING THE IPO

3.1. <u>Transactions Prior to the IPO</u>.

(a) Subject to the conditions specified in Section 3.3, Sunoco and SunCoke shall use their reasonable best efforts to consummate the IPO. Such actions shall include, but not necessarily be limited to, those specified in this Section 3.1.

(b) SunCoke shall file the IPO Registration Statement, and such amendments or supplements thereto, as may be necessary in order to cause the same to become and remain effective as required by Law or by the Underwriting Agreement, including, but not limited to, filing such amendments to the IPO Registration Statement as may be required by the Underwriting Agreement, the SEC or federal, state or foreign securities Laws. Sunoco and SunCoke shall also cooperate in preparing, filing with the SEC and causing to become effective a registration statement registering the SunCoke Common Stock under the Exchange Act, and any registration statements or amendments thereof which are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the IPO, the Separation, the Distribution or the other transactions contemplated by this Agreement and the Ancillary Agreements.

(c) Sunoco and SunCoke shall enter into the Underwriting Agreement, in form and substance reasonably satisfactory to Sunoco and shall comply with its obligations thereunder.

(d) Sunoco and SunCoke shall consult with each other and the Underwriters regarding the timing, pricing and other material matters with respect to the IPO.

(e) SunCoke shall use its reasonable best efforts to take all such action as may be necessary or appropriate under state securities and blue sky laws of the United States (and any comparable Laws under any foreign jurisdictions) in connection with the IPO.

(f) SunCoke shall prepare, file and use reasonable best efforts to seek to make effective, an application for listing of the SunCoke Common Stock issued in the IPO on the NYSE, subject to official notice of issuance.

(g) SunCoke shall participate in the preparation of materials and presentations as Sunoco or the Underwriters shall deem necessary or desirable.

(h) Other than the SEC registration fee and the FINRA fee, which were paid by SunCoke, Sunoco shall pay all third-party costs, fees and expenses relating to the IPO, all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement, all of the costs of producing, printing, mailing and otherwise distributing the Prospectus, as well as the Underwriters' discount as provided in the Underwriting Agreement.

3.2. <u>The Exchange</u>. Prior to the IPO Closing Date, Sunoco may enter into certain arrangements with the underwriters in the IPO or their affiliates (the "<u>Debt Exchange Parties</u>") regarding the exchange of certain debt obligations of Sunoco held by the Debt Exchange Parties

as principals for their own account for SunCoke Common Stock held by Sunoco (the "Exchange").

(a) Sunoco and SunCoke shall take all reasonable action as may be necessary to facilitate the Exchange including, without limitation: (A) the disclosure of the Exchange, as reasonably appropriate in the IPO Registration Statement, (B) the entry by SunCoke into such agreements as required to effectuate any arrangements made by Sunoco with respect to SunCoke Common Stock in connection with the Exchange (including without limitation the registration and sale of any such SunCoke Common Stock not sold in the IPO as set forth in (b) below) and (C) the sale of any SunCoke Common Stock in the Exchange in conjunction with the IPO.

(b) None of Sunoco, SunCoke or the Debt Exchange Parties has any obligation to participate in the Exchange. If the Exchange occurs and the Underwriters are not able to sell in the IPO all of the SunCoke Common Stock delivered by Sunoco in the Exchange, at Sunoco's request SunCoke shall grant the Underwriters registration rights for the SunCoke Common Stock.

(c) Sunoco shall pay all third-party costs and expenses incurred by any member of the Sunoco Group associated with the Exchange.

3.3. Proceeds of the IPO.

The IPO shall be effected to permit the Underwriters to sell all or a portion of the SunCoke Common Stock that the Debt Exchange Parties receive in the Exchange, and, accordingly, the Debt Exchange Parties will receive any cash proceeds from such sale of SunCoke Common Stock in the IPO.

3.4. Conditions Precedent to Consummation of the IPO.

(a) As soon as practicable after the date of this Agreement, the parties hereto shall use their reasonable best efforts to satisfy the following conditions to the consummation of the IPO. The obligations of the parties to consummate the IPO shall be conditioned on the satisfaction, or waiver by Sunoco in its sole discretion, of the following conditions:

(i) The Separation shall have been completed in accordance with the provisions of Section 2 and the Plan of Reorganization.

(ii) The IPO Registration Statement shall have been filed and declared effective by the SEC, and there shall be no stop-order in effect with respect thereto and no proceeding for that purpose shall have been instituted by the SEC.

(iii)(1) The SunCoke Financing Arrangements have been executed and delivered and (2) Sunoco has received the Receivable Payment in an amount equal to $575,000,000.

(iv) The actions and filings with regard to state securities and blue sky laws of the United States (and any comparable Laws under any foreign jurisdictions)

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referenced in Section 3.1(e) shall have been taken and, where applicable, have become effective or been accepted.

(v) The SunCoke Common Stock to be issued in the IPO shall have been accepted for listing on the NYSE, on official notice of issuance.

(vi) The Ancillary Agreements shall have been duly executed and delivered by the parties thereto.

(vii) SunCoke shall have entered into the Underwriting Agreement and all conditions to the obligations of Sunoco, SunCoke and the Underwriters shall have been satisfied or waived.

(viii) The Exchange shall have been completed.

(ix) Sunoco shall be satisfied in its sole discretion that it will own at least 80.1% of the total voting power with respect to the election and removal of directors of the outstanding SunCoke Common Stock following the IPO; and Sunoco shall be satisfied in its sole discretion that all other conditions to permit the Distribution to qualify as a tax-free distribution to Sunoco, SunCoke and Sunoco's stockholders shall, to the extent applicable as of the time of the IPO, be satisfied and there shall be no event or condition that is likely to cause any of such conditions not to be satisfied as of the time of the Distribution or thereafter.

(x) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation or the IPO or any of the other transactions contemplated by this Agreement or any other Ancillary Agreement shall be in effect.

(xi) Such other actions as the parties hereto may, based upon the advice of counsel, reasonably request to be taken prior to the Separation and the IPO in order to assure the successful completion of the Separation and the IPO and the other transactions contemplated by this Agreement shall have been taken.

(xii) This Agreement shall not have been terminated.

(xiii) No event or development shall have occurred or exist or be expected to occur that, in the judgment of the Sunoco Board, in its sole discretion, makes it inadvisable to effect the Separation, the Exchange or the IPO.

(b) The foregoing conditions are for the sole benefit of Sunoco and shall not give rise to or create any duty on the part of Sunoco or the Sunoco Board to waive or not waive such conditions or in any way limit Sunoco's right to terminate this Agreement as set forth in Article XI or alter the consequences of any such termination from those specified in such Article. Any determination made by the Sunoco Board prior to the IPO concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 3.4 shall be conclusive.

3.5. Charter; Bylaws.

At or prior to the IPO Closing Date, Sunoco and SunCoke shall each take all actions that may be required to provide for the adoption by SunCoke of the Restated Certificate of Incorporation of SunCoke substantially in the form attached as Exhibit A and the Amended and Restated Bylaws of SunCoke substantially in the form attached as Exhibit B.

ARTICLE IV
THE DISTRIBUTION

4.1. <u>The Distribution</u>.

(a) SunCoke shall cooperate with Sunoco to accomplish the Distribution and shall, at Sunoco's direction, promptly take any and all actions necessary or desirable to effect the Distribution, including, without limitation, the registration under the Securities Act of SunCoke Common Stock on an appropriate registration form or forms to be designated by Sunoco. Sunoco shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, solicitation and/or exchange agent and financial, legal, accounting and other advisors for Sunoco. SunCoke and Sunoco, as the case may be, will provide to the Agent all share certificates and any information required in order to complete the Distribution.

(b) Subject to Section 4.3 hereof, on or prior to the Distribution Date, Sunoco will deliver to the Agent for the benefit of holders of record of Sunoco Common Stock on the Record Date all of the outstanding shares of SunCoke Common Stock then owned by Sunoco or any member of the Sunoco Group (including, if such shares are represented by one or more stock certificates, such stock certificates, endorsed by Sunoco in blank), and shall cause the transfer agent for the shares of Sunoco Common Stock to instruct the Agent to distribute on the Distribution Date the appropriate number of such shares of SunCoke Common Stock to each such holder or designated transferee or transferees of such holder. The Distribution shall be effective at 12:01 a.m. Eastern Standard Time on the Distribution Date or at such other time as the parties may agree.

(c) Subject to Section 4.4, each holder of Sunoco Common Stock on the Record Date (or such holder's designated transferee or transferees) will be entitled to receive in the Distribution a number of shares of SunCoke Common Stock equal to the number of shares of Sunoco Common Stock held by such holder on the Record Date multiplied by a fraction, the numerator of which is the number of shares of SunCoke Common Stock beneficially owned by Sunoco or any other member of the Sunoco Group on the Record Date and the denominator of which is the number of shares of Sunoco Common Stock outstanding on the Record Date.

4.2. <u>Actions Prior to the Distribution</u>.

(a) Sunoco and SunCoke shall prepare and mail, prior to any Distribution Date, to the holders of Sunoco Common Stock, such information concerning SunCoke, its business, operations and management, the Distribution and such other matters as Sunoco shall reasonably determine and as may be required by Law. Sunoco and SunCoke will prepare, and SunCoke will, to the extent required under applicable Law, file with the SEC any such documentation and any requisite no-action letters which Sunoco determines are necessary or desirable to effectuate the Distribution and Sunoco and SunCoke shall each use its reasonable

best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable.

(b) Sunoco and SunCoke shall take all such action as may be necessary or appropriate under the securities or blue sky laws of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(c) Sunoco and SunCoke shall take all reasonable steps necessary and appropriate to cause the conditions set forth in Section 4.3 (subject to Section 11.2(b)) to be satisfied and to effect the Distribution on any Distribution Date.

(d) SunCoke shall prepare and file, and shall use its reasonable best efforts to have approved, an application for the listing of the SunCoke Common Stock to be distributed in the Distribution on the NYSE, subject to official notice of distribution.

4.3. <u>Conditions to Distribution</u>.

(a) Following the consummation of the IPO, Sunoco currently intends to effect the Distribution by means of a spin-off. Sunoco shall, in its sole discretion, determine the terms of the Distribution, including, without limitation, the form (including whether to effect the transaction as a spin-off, a split-off or a combination of both transactions), structure and all other terms of any transaction and/or offering to effect the Distribution. Subject to any restrictions contained in the Underwriting Agreement, Sunoco shall have the sole discretion to determine the date of consummation of the Distribution at any time after the IPO Closing Date; and such date as so determined by Sunoco is referred to herein as the "Distribution Date." The consummation of the Distribution will be subject to the satisfaction, or waiver by Sunoco in its sole discretion, of the following conditions:

(i) The private letter ruling received by Sunoco from the IRS prior to the date hereof in connection with the transactions contemplated hereby shall continue in effect and such ruling shall be in form and substance satisfactory to Sunoco in its sole discretion, and Sunoco's receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the Contribution and the Distribution, taken together, will qualify as a transaction that is described in Section 355(a) and 368(a)(1)(D) of the Code.

(ii) All Governmental Approvals necessary to consummate the Distribution shall have been obtained and be in full force and effect.

(iii) The actions and filings necessary or appropriate under applicable securities laws in connection with the Distribution will have been taken or made, and, where applicable, have become effective or been accepted by the applicable governmental authority.

(iv) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution or any of the related transactions shall be in effect, and no other event

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outside the control of Sunoco shall have occurred or failed to occur that prevents the consummation of the Distribution or any of the related transactions.

(v) The approval for listing on the NYSE for the shares of the SunCoke Common Stock to be distributed to the Sunoco stockholders in the Distribution shall have been obtained.

(vi) No other events or developments shall have occurred subsequent to the completion of the IPO that, in the judgment of the Sunoco Board, would result in the Distribution not being in the best interest of Sunoco or its shareholders.

(b) The foregoing conditions are for the sole benefit of Sunoco and shall not give rise to or create any duty on the part of Sunoco or the Sunoco Board to waive or not waive such conditions or in any way limit Sunoco's right to terminate this Agreement as set forth in Article XI or alter the consequences of any such termination from those specified in such Article. Any determination made by the Sunoco Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 4.3 shall be conclusive.

4.4. <u>Fractional Shares</u>. As soon as practicable after the Distribution Date, Sunoco shall direct the Agent to determine the number of whole shares and fractional shares of SunCoke Common Stock allocable to each holder of record or beneficial owner of Sunoco Common Stock as of the Record Date, to aggregate all such fractional shares and to sell the whole shares obtained thereby in open market transactions (with the Agent, in its sole discretion, determining when, how, through which broker-dealer at what price to make such sales), and to cause to be distributed to each such holder or for the benefit of each such beneficial owner, in lieu of any fractional share, such holder's or owner's ratable share of the proceeds of such sale, after making appropriate deductions of the amount required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

ARTICLE V
MUTUAL RELEASES; INDEMNIFICATION

5.1. <u>Release of Pre-Closing Claims</u>.

(a) Except as provided in Section 5.1(c) and 5.1(d), effective as of the IPO Closing Date, SunCoke does hereby, for itself and each other member of the SunCoke Group, their respective Affiliates (other than any member of the Sunoco Group), successors and assigns, and all Persons who at any time prior to the IPO Closing Date have been stockholders, directors, officers, agents or employees of any member of the SunCoke Group (in each case, in their respective capacities as such), remise, release and forever discharge Sunoco and the members of the Sunoco Group, their respective Affiliates (other than any member of the SunCoke Group), successors and assigns, and all Persons who at any time prior to the IPO Closing Date have been stockholders, directors, officers, agents or employees of any member of the Sunoco Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or

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in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the IPO Closing Date, including in connection with the transactions and all other activities to implement any of the Separation, the IPO and the Distribution.

(b) Except as provided in Section 5.1(c), effective as of the IPO Closing Date, Sunoco does hereby, for itself and each other member of the Sunoco Group, their respective Affiliates (other than any member of the SunCoke Group), successors and assigns, and all Persons who at any time prior to the IPO Closing Date have been stockholders, directors, officers, agents or employees of any member of the Sunoco Group (in each case, in their respective capacities as such), remise, release and forever discharge SunCoke, the respective members of the SunCoke Group, their respective Affiliates (other than any member of the Sunoco Group), successors and assigns, and all Persons who at any time prior to the IPO Closing Date have been stockholders, directors, officers, agents or employees of any member of the SunCoke Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the IPO Closing Date, including in connection with the transactions and all other activities to implement any of the Separation, the IPO and the Distribution.

(c) Nothing contained in Section 5.1(a) or (b) shall impair any right of any Person to enforce this Agreement, any other Ancillary Agreement or any agreements, arrangements, commitments or understandings that are specified in Section 2.8(b) or the applicable Schedules thereto not to terminate as of the IPO Closing Date, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or (b) shall release any Person from:

(i) any Liability provided in or resulting from any agreement among any members of the Sunoco Group or the SunCoke Group that is specified in Section 2.8(b) or the applicable Schedules thereto as not to terminate as of the IPO Closing Date, or any other Liability specified in such Section 2.8(b) as not to terminate as of the IPO Closing Date;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any other Ancillary Agreement;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the IPO Closing Date;

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(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;

(v) any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the parties by third Persons, which Liability shall be governed by the provisions of this Article V and Article VI and, if applicable, the appropriate provisions of the Ancillary Agreements;

(vi) any liability for any intercompany receivable intended to be repaid as described in Section 2.13(b); or

(vii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 5.1.

In addition, nothing contained in Section 5.1(a) shall release Sunoco from honoring its existing obligations to indemnify any director, officer or employee of SunCoke who was a director, officer or employee of Sunoco on or prior to the IPO Closing Date, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to then existing obligations; it being understood that, if the underlying obligation giving rise to such Action is a SunCoke Liability, SunCoke shall indemnify Sunoco for such Liability (including Sunoco's costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(d) SunCoke shall not make, and shall not permit any member of the SunCoke Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Sunoco or any member of the Sunoco Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Sunoco shall not, and shall not permit any member of the Sunoco Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SunCoke or any member of the SunCoke Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e) It is the intent of each of Sunoco and SunCoke, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the IPO Closing Date, between or among SunCoke or any member of the SunCoke Group, on the one hand, and Sunoco or any member of the SunCoke Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the IPO Closing Date), except as expressly set forth in Section 5.1(c). At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

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5.2. <u>Indemnification by SunCoke</u>. Except as provided in Section 5.4, SunCoke shall, and shall cause the other members of the SunCoke Group to, indemnify, defend and hold harmless Sunoco, each member of the Sunoco Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "<u>Sunoco Indemnitees</u>"), from and against any and all Liabilities of the Sunoco Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the failure of SunCoke or any other member of the SunCoke Group or any other Person to pay, perform or otherwise promptly discharge any SunCoke Liabilities or SunCoke Contract in accordance with its respective terms, whether prior to or after the Separation Date or the date hereof;

(b) the SunCoke Business, any SunCoke Liability or any SunCoke Contract;

(c) any breach by SunCoke or any member of the SunCoke Group of this Agreement or any of the other Ancillary Agreements;

(d) any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of SunCoke or its Subsidiaries by Sunoco or any of its Subsidiaries (other than SunCoke or its Subsidiaries) that survives following the Separation Date; and

(e) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in any IPO Registration Statement or Prospectus (including in any amendments or supplements thereto) other than any such statement or omission in the Registration Statement or Prospectus furnished by Sunoco solely in respect of the Sunoco Group.

5.3. <u>Indemnification by Sunoco</u>. Sunoco shall indemnify, defend and hold harmless SunCoke, each member of the SunCoke Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "<u>SunCoke Indemnitees</u>"), from and against any and all Liabilities of the SunCoke Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the failure of Sunoco or any other member of the Sunoco Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether prior to or after the Separation Date or the date hereof;

(b) the Excluded Liabilities; and

(c) any breach by Sunoco or any member of the Sunoco Group of this Agreement or any of the other Ancillary Agreements.

5.4. <u>Indemnification Obligations Net of Insurance Proceeds and Other Amounts</u>.

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(a) The parties intend that any Liability subject to indemnification or reimbursement pursuant to this Article V or Article VI will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which any party (an "Indemnifying Party") is required to pay to any Person entitled to indemnification hereunder (an "Indemnitee") will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an "Indemnity Payment") required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a "windfall" (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Nothing contained in this Agreement or any other Ancillary Agreement shall obligate any member of any Group to seek to collect or recover any Insurance Proceeds.

(c) The parties intend that any indemnification or reimbursement payment in respect of a Liability pursuant to this Article V or Article VI shall be (i) reduced to take into account the amount of any Tax Benefit (as defined in the Tax Sharing Agreement) to the indemnified or reimbursed Person resulting from the Liability so indemnified or reimbursed and (ii) increased so that the amount of such payment, reduced by the amount of all Income Taxes (as defined in the Tax Sharing Agreement) payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Person receiving such payment would otherwise be entitled to receive pursuant to this Agreement. For purposes of this Section 5.4(c), the amount of any Tax Benefit and any Income Taxes shall be calculated on the basis that the indemnified or reimbursed Person is subject to the highest marginal regular statutory income Tax rate, has sufficient taxable income to permit the realization or receipt of any relevant Tax Benefit at the earliest possible time and is not subject to the alternative minimum tax.

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5.5. <u>Procedures for Indemnification of Third-Party Claims</u>.

(a) If an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Sunoco Group or the SunCoke Group of any claim or of the commencement by any such Person of any Action (collectively, a "<u>Third-Party Claim</u>") with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 5.2 or 5.3, or any other Section of this Agreement or any other Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof within 20 days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 5.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee's failure to provide notice in accordance with this Section 5.5(a).

(b) An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise), at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, any Third-Party Claim. Within 30 days after the receipt of notice from an Indemnitee in accordance with Section 5.5(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee except as set forth in the next sentence. In the event that the Indemnifying Party has elected to assume the defense of the Third-Party Claim but has specified, and continues to assert, any reservations or exceptions in such notice, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party.

(c) If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 5.5(d), such Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party.

(d) Unless the Indemnifying Party has failed to assume the defense of the Third-Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third-Party Claim without the consent of the Indemnifying Party.

(e) In the case of a Third-Party Claim, no Indemnifying Party shall consent to entry of any judgment or enter into any settlement of the Third-Party Claim without the consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly against any Indemnitee.

(f) The above provisions of this Section 5.5 and the provisions of Section 5.6 do not apply to Taxes (Taxes being governed by the Tax Sharing Agreement). In the case of any conflict between this Agreement and the Tax Sharing Agreement in relation to any matters addressed by the Tax Sharing Agreement, the Tax Sharing Agreement shall prevail.

5.6. <u>Additional Matters</u>.

(a) Indemnification payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification under this <u>Article V</u> shall be paid by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification payment, including documentation with respect to calculations made and

consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder and (iii) any termination of this Agreement.

(b) Any claim on account of a Liability which does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements.

(c) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(d) In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this section, the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys' fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

5.7. Remedies Cumulative. The remedies provided in this Article V shall be cumulative and, subject to the provisions of Article X, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

5.8. Survival of Indemnities. The rights and obligations of each of Sunoco and SunCoke and their respective Indemnitees under this Article V shall survive the sale or other transfer by any party of any Assets or businesses or the assignment by it of any Liabilities.

5.9. Guarantees. In furtherance of, and not in limitation of, the obligations set forth in Section 2.6 and this Article V:

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(a) On or prior to the Separation Date or as soon as practicable thereafter, SunCoke shall (with the reasonable cooperation of the applicable member(s) of the Sunoco Group) use its reasonable best efforts to have any member(s) of the Sunoco Group removed as guarantor of or obligor for any SunCoke Liability to the extent that they relate to SunCoke Liabilities.

(b) On or prior to the Separation Date, to the extent required to obtain a release from a guarantee (a "Guarantee Release") of any member of the Sunoco Group, SunCoke shall execute a guarantee agreement in the form of the existing guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which SunCoke would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c) If the parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 5.9, (i) SunCoke shall, and shall cause the other members of the SunCoke Group to, indemnify, defend and hold harmless each of the Sunoco Indemnitees for any Liability arising from or relating to such guarantee and shall, as agent or subcontractor for the applicable Sunoco Group guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, and (ii) SunCoke shall not, and shall cause the other members of the SunCoke Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, lease, contract or other obligation for which a member of the Sunoco Group is or may be liable unless all obligations of the members of the Sunoco Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Sunoco in its sole discretion.

ARTICLE VI
INTERIM OPERATIONS AND CERTAIN OTHER MATTERS

6.1. Financial Covenants. SunCoke agrees that, for so long as Sunoco is required to consolidate the results of operations and financial position of SunCoke and any other members of the SunCoke Group or to account for its investment in SunCoke or any other member of the SunCoke Group under the equity method of accounting (determined in accordance with GAAP consistently applied and consistent with SEC reporting requirements):

(a) Disclosure of Financial Controls. SunCoke will, and will cause each other member of the SunCoke Group to, maintain, as of and after the IPO Closing Date, disclosure controls and procedures and internal control over financial reporting as defined in Exchange Act Rule 13a-15 promulgated under the Exchange Act; SunCoke will, and will cause each other member of the SunCoke Group to, maintain as of and after the IPO Closing Date internal systems and procedures that will provide reasonable assurance that (A) SunCoke's annual and quarterly financial statements are reliable and timely prepared in accordance with GAAP and applicable law, (B) all transactions of members of the SunCoke Group are recorded as necessary to permit the preparation of SunCoke's annual and quarterly financial statements, (C) the receipts and expenditures of members of the SunCoke Group are authorized at the appropriate level within SunCoke, and (D) unauthorized use or disposition of the assets of any member of the

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SunCoke Group that could have material effect on SunCoke's annual and quarterly financial statements is prevented or detected in a timely manner.

(b) <u>Fiscal Year</u>. SunCoke will, and will cause each member of the SunCoke Group organized in the U.S. to, maintain a fiscal year that commences and ends on the same calendar days as Sunoco's fiscal year commences and ends, and to maintain monthly accounting periods that commence and end on the same calendar days as Sunoco's monthly accounting periods commence and end.

(c) <u>Monthly Financial Reports</u>. No later than eight (8) Business Days after the end of each month (including the last month of Sunoco's fiscal year), SunCoke will deliver to Sunoco a consolidated income statement and, if requested by Sunoco, income statements for each SunCoke Affiliate which is consolidated with SunCoke, for such period. SunCoke will also deliver to Sunoco a consolidated balance sheet and statement of cash flows for SunCoke for such period and, if requested, balance sheets and statements of cash flow for each SunCoke Affiliate which is consolidated with SunCoke, no later than ten (10) Business Days after the end of each monthly accounting period of SunCoke (including the last monthly accounting period of SunCoke of each fiscal year). The income statements, balance sheets and statements of cash flows will be in a such format and detail as Sunoco may request. As long as Sunoco is required to consolidate the results of operations and financial position of SunCoke in its financial statements, the information supporting such statements shall be submitted electronically for inclusion in Sunoco's financial reporting systems by such date to permit timely preparation of Sunoco's consolidated financial statements. In addition, if SunCoke makes adjustments or other corrections to such financial information, adjustments or other corrections will be delivered by SunCoke to Sunoco as soon as practicable, and in any event within eight (8) hours thereafter.

(d) <u>Quarterly and Annual Financial Statements</u>. SunCoke shall establish a disclosure committee (the "<u>Disclosure Committee</u>") for the purposes of review and approval of SunCoke's Form 10-Qs and Form 10-Ks and other significant filings with the Securities and Exchange Commission prior to the filing of such documents. Sunoco will have sole discretion to select up to three (3) of its employees to participate in all meetings of such committee for the purpose of reviewing the consistency of such documents with similar documents or other disclosures of Sunoco. Distribution of documents by SunCoke for review by Sunoco should be made at the time such documents are distributed to the SunCoke participants and should provide a reasonable period for review prior to the applicable meeting. The management of SunCoke shall be solely liable for the completeness and accuracy of any such filings, including any financial statements included therein. SunCoke will cause each of its principal executive and principal financial officers to sign and deliver to Sunoco the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and will include the certifications in SunCoke's periodic reports, as and when required pursuant to Exchange Act Rule 13a-14 and Item 601 of Regulation S-K.

(e) <u>Conformance with Sunoco Financial Presentation</u>. All information provided by any SunCoke Group member to Sunoco or filed with the SEC pursuant to Section 6.1(c) through (f) inclusive will be consistent in terms of format and detail and otherwise with Sunoco's policies with respect to the application of GAAP and practices in effect on the IPO Closing Date with respect to the provision of such financial information by such SunCoke Group

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member to Sunoco, with such changes therein as may be required by GAAP or requested by Sunoco from time to time consistent with changes in such accounting principles and practices.

(f) Budgets and Financial Projections. SunCoke will, as promptly as practicable, deliver to Sunoco copies of all annual budgets and periodic financial projections (consistent in terms of format and detail and otherwise required by Sunoco) relating to SunCoke on a consolidated basis and will provide Sunoco an opportunity to meet with management of SunCoke to discuss such budgets and projections. SunCoke will continue to provide to Sunoco projections on a monthly basis consistent with past practices, including income, cash flow and operating indicators, as well as capital expenditure detail on a quarterly basis. Such projections will be submitted electronically for inclusion in Sunoco's management reporting systems.

(g) Other Information. With reasonable promptness, SunCoke will deliver to Sunoco such additional financial and other information and data with respect to the SunCoke Group and their business, properties, financial positions, results of operations and prospects as from time to time may be reasonably requested by Sunoco.

(h) Press Releases and Similar Information. SunCoke will consult with Sunoco as to the timing of SunCoke's quarterly earnings releases and any interim financial guidance for a current or future period and will give Sunoco the opportunity to review the information therein relating to the SunCoke Group and to comment thereon. Sunoco and SunCoke will make reasonable efforts to coordinate the issuance of their respective quarterly earnings releases, which are generally expected to both occur within one business day approximately the same time on the same date. No later than five (5) days prior to the time and date that SunCoke intends to publish its regular quarterly earnings release or any financial guidance for a current or future period, SunCoke will deliver to Sunoco copies of drafts of all press releases and other statements to be made available by any member of the SunCoke Group to its employees or to the public concerning any matters that could be reasonably likely to have a material financial impact on the earnings, results of operations, financial condition or prospects of any SunCoke Group member. No later than four (4) hours prior to the time and date that SunCoke intends to publish its regular quarterly earnings release or any financial guidance for a current or future period, SunCoke will deliver to Sunoco copies of substantially final drafts of all press releases and other statements to be made available by any member of the SunCoke Group to its employees or to the public concerning any matters that could be reasonably likely to have a material financial impact on the earnings, results of operations, financial condition or prospects of any SunCoke Group member. In addition, prior to the issuance of any such press release or public statement that meets the criteria set forth in the preceding two sentences, SunCoke will consult with Sunoco regarding any changes (other than typographical or other similar minor changes) to such substantially final drafts. Immediately following the issuance thereof, SunCoke will deliver to Sunoco copies of final drafts of all press releases and other public statements.

(i) Cooperation on Sunoco Filings. SunCoke will cooperate fully, and cause SunCoke's independent certified public accountants ("SunCoke's Auditors") to cooperate fully, with Sunoco to the extent requested by Sunoco in the preparation of Sunoco's public earnings or other press releases, Quarterly Reports on Form 10-Q, Annual Reports to Shareholders, Annual Reports on Form 10-K, any Current Reports on Form 8-K and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by Sunoco with

the SEC, any national securities exchange or otherwise made publicly available (collectively, the "Sunoco Public Filings"). SunCoke is responsible for the preparation of its financial statements in accordance with Sunoco's policies with respect to the application of GAAP and shall indemnify Sunoco for any liabilities it shall incur with respect to inaccuracy of such statements. As long as Sunoco is required to consolidate the results of operations and financial position of SunCoke in its financial statements, SunCoke will continue to prepare the quarterly and annual financial reporting analysis and provide support for financial statement footnotes and other information included in Sunoco's filings with the SEC. Such information and the timing thereof will be consistent with the Sunoco financial statement processes in place prior to the Separation. SunCoke also agrees to provide to Sunoco all other information that Sunoco reasonably requests in connection with any Sunoco Public Filings or that, in the judgment of Sunoco's legal department, is required to be disclosed or incorporated by reference therein under any law, rule or regulation. SunCoke will provide such information in a timely manner on the dates requested by Sunoco (which may be earlier than the dates on which SunCoke otherwise would be required hereunder to have such information available) to enable Sunoco to prepare, print and release all Sunoco Public Filings on such dates as Sunoco will determine but in no event later than as required by applicable law. SunCoke will use its commercially reasonable efforts to cause SunCoke's Auditors to consent to any reference to them as experts in any Sunoco Public Filings required under any law, rule or regulation. If and to the extent requested by Sunoco, SunCoke will diligently and promptly review all drafts of such Sunoco Public Filings and prepare in a diligent and timely fashion any portion of such Sunoco Public Filing pertaining to SunCoke. SunCoke management's responsibility for reviewing such disclosures shall include a determination that such disclosures are complete and accurate and consistent with other public filings or other disclosures which have been made by SunCoke. Prior to any printing or public release of any Sunoco Public Filing, an appropriate executive officer of SunCoke will, if requested by Sunoco, certify that the information relating to any SunCoke Group member in such Sunoco Public Filing is accurate, true, complete and correct in all material respects. Unless required by law, rule or regulation, SunCoke will not publicly release any financial or other information which conflicts with the information with respect to any SunCoke Group member that is included in any Sunoco Public Filing without Sunoco's prior written consent. Prior to the release or filing thereof, Sunoco will provide SunCoke with a draft of any portion of a Sunoco Public Filing containing information relating to the SunCoke Group and will give SunCoke an opportunity to review such information and comment thereon; provided that Sunoco will determine in its sole discretion the final form and content of all Sunoco Public Filings.

(j) For the avoidance of doubt, SunCoke's requirements under this Section 6.1 will continue until the reporting for all financial statement periods during which Sunoco was required to consolidate the results of operations and financial position of SunCoke and any other members of the SunCoke Group or to account for its investment in SunCoke or any other member of the SunCoke Group under the equity method of accounting (determined in accordance with GAAP consistently applied and consistent with SEC reporting requirements) has been completed. For example, if SunCoke ceases to be a consolidated subsidiary or equity method affiliate of Sunoco on September 30, SunCoke's obligations with regard to information required for Sunoco's Form 10-K for the year ended December 31 will remain in effect until such Form 10-K has been filed.

6.2. Other Covenants.

(a) For so long as Sunoco beneficially owns at least 50% of the total voting power of SunCoke's outstanding capital stock entitled to vote in the election of the SunCoke Board:

(i) SunCoke will not, without the prior written consent of Sunoco (which Sunoco may withhold in its sole discretion), take, or cause to be taken, directly or indirectly, any action, including making or failing to make any election under the law of any state, which has the effect, directly or indirectly, of restricting or limiting the ability of Sunoco to freely sell, transfer, assign, pledge or otherwise dispose of shares of SunCoke Common Stock or would restrict or limit the rights of any transferee of Sunoco as a holder of SunCoke Common Stock. Without limiting the generality of the foregoing, SunCoke will not, without the prior written consent of Sunoco (which Sunoco may withhold in its sole discretion), take any action, or take any action to recommend to its stockholders any action, which would among other things, limit the legal rights of, or deny any benefit to, Sunoco as a SunCoke stockholder either (i) solely as a result of the amount of Common Stock owned by Sunoco or (ii) in a manner not applicable to SunCoke stockholders generally.

(ii) To the extent that Sunoco is a party to any contracts that provides that certain actions or inactions of Sunoco Affiliates (which for purposes of such contract includes any member of the SunCoke Group) may result in Sunoco being in breach of or in default under such contract and Sunoco has advised SunCoke of the existence, and has furnished SunCoke with copies, of such contracts (or the relevant portions thereof), SunCoke will not take or fail to take, as applicable, and SunCoke will cause the other members of the SunCoke Group not to take or fail to take, as applicable, any actions that reasonably could result in Sunoco being in breach of or in default under any such contract. The parties acknowledge and agree that from time to time Sunoco may in good faith (and not solely with the intention of imposing restrictions on SunCoke pursuant to this covenant) enter into additional contracts or amendments to existing contracts that provide that certain actions or inactions of Sunoco Subsidiaries or Affiliates (including, for purposes of this Section 6.2(a)(ii), members of the SunCoke Group) may result in Sunoco being in breach of or in default under such contracts. In such event, provided Sunoco has notified SunCoke of such additional contracts or amendments to existing contracts, SunCoke will not thereafter take or fail to take, as applicable, and SunCoke will cause the other members of the SunCoke Group not to take or fail to take, as applicable, any actions that reasonably could result in Sunoco being in breach of or in default under any such additional contracts or amendments to existing contracts. Sunoco acknowledges and agrees that SunCoke will not be deemed in breach of this Section 6.2(a)(ii) to the extent that, prior to being notified by Sunoco of an additional contract or an amendment to an existing contract pursuant to this Section 6.2(a)(ii), a SunCoke Group member already has taken or failed to take one or more actions that would otherwise constitute a breach of this Section 6.2(a)(ii) had such action(s) or inaction(s) occurred after such notification, provided that SunCoke does not, after notification by Sunoco, take any further action or fail to take any action that contributes further to such breach or default. SunCoke agrees that any Information provided to it pursuant to this Section 6.2(a)(ii) will constitute Information that is subject to SunCoke's obligations under Article VII.

(iii) SunCoke will not, and SunCoke will not permit any other member of the SunCoke Group to, without Sunoco's prior written consent (which Sunoco may withhold in its sole discretion), directly or indirectly, (A) acquire any other businesses or assets or dispose of any of its own assets, in each case with an aggregate value for all such transactions in excess of $20 million or (B) acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, whether by way of a purchase of stock or securities, contributions to capital, or otherwise, or the loaning of any funds to third parties, in each case, in excess of $10 million in the aggregate.

(b) For so long as Sunoco beneficially owns at least 80% of the total voting power of SunCoke's outstanding capital stock entitled to vote in the election of the SunCoke Board, SunCoke will not, without the prior written consent of Sunoco (which it may withhold in its sole discretion), issue any shares of SunCoke Capital Stock or any rights, warrants or options to acquire SunCoke Capital Stock (including, without limitation, securities convertible into or exchangeable for SunCoke Capital Stock), if after giving effect to such issuances and considering all of the shares of SunCoke Capital Stock acquirable pursuant to such rights, warrants and options to be outstanding on the date of such issuance (whether or not then exercisable), Sunoco could own (a) less than eighty percent (80%) of the total voting power of the outstanding shares of SunCoke Capital Stock entitled to vote in the election of SunCoke directors, (b) less than eighty percent (80%) of the outstanding shares of any class of SunCoke Capital Stock not entitled to vote in the election of SunCoke directors, or (c) less than eighty percent (80%) of the value of the outstanding shares of SunCoke Capital Stock.

6.3. Covenants Relating to the Incurrence of Indebtedness.

(a) SunCoke covenants and agrees that through the Distribution Date, SunCoke will not, and SunCoke will not permit any other member of the SunCoke Group to, without Sunoco's prior written consent (which Sunoco may withhold in its sole discretion), directly or indirectly, solicit, initiate or encourage any negotiations or discussions with respect to any offer or proposal for SunCoke Indebtedness.

(b) SunCoke covenants and agrees that after the IPO Closing Date and through the Distribution Date, SunCoke will not, and SunCoke will not permit any other member of the SunCoke Group to, without Sunoco's prior written consent (which Sunoco may withhold in its sole discretion), directly or indirectly, incur any SunCoke Indebtedness, other than, subject to Section 6.3(c), (i) borrowings under the Credit Facility in accordance with its terms as of the IPO Closing Date or (ii) any SunCoke Indebtedness not exceeding, in the aggregate, $5 million.

(c) SunCoke covenants and agrees that after the IPO Closing Date and through the Distribution Date, SunCoke will not, and SunCoke will not permit any other member of the SunCoke Group to, without Sunoco's prior written consent (which Sunoco may withhold in its sole discretion), create, incur, assume or suffer to exist any SunCoke Indebtedness if the incurrence of such SunCoke Indebtedness would cause Sunoco to be in breach of or in default under any contract the existence of which Sunoco has advised SunCoke, or if the incurrence of such SunCoke Indebtedness could be reasonably likely to adversely impact the credit rating of any commercial Sunoco indebtedness.

(d) In order to implement this Section 6.3, SunCoke will notify Sunoco in writing at least forty-five (45) Business Days prior to the time it or any other member of the SunCoke Group contemplates incurring any SunCoke Indebtedness of its intention to do so and will either (i) demonstrate to Sunoco's satisfaction that this Section 6.3 will not be violated by such proposed additional SunCoke Indebtedness or (ii) obtain Sunoco's prior written consent to the incurrence of such proposed additional SunCoke Indebtedness. Any such written notification from SunCoke to Sunoco will include documentation of any existing SunCoke Indebtedness and estimated SunCoke Indebtedness after giving effect to such proposed incurrence of additional SunCoke Indebtedness. Sunoco will have the right to verify the accuracy of such information and SunCoke will cooperate fully with Sunoco in such effort (including, without limitation, by providing Sunoco with access to the working papers and underlying documentation related to any calculations used in determining such information).

6.4. Auditors and Audits; Annual Financial Statements and Accounting. SunCoke agrees that, for so long as Sunoco is required to consolidate the results of operations and financial position of SunCoke and any other members of the SunCoke Group or to account for its investment in SunCoke or any other member of the SunCoke Group under the equity method of accounting (determined in accordance with GAAP consistently applied and consistent with SEC reporting requirements):

(a) Auditor. No member of the SunCoke Group shall change its independent auditors without Sunoco's prior written consent.

(b) Audit Timing. SunCoke shall use its best efforts to enable its independent auditors to complete their audit such that they will date their opinion on SunCoke's audited annual financial statements on the same date that Sunoco's independent certified public accountants ("Sunoco's Auditors") date their opinion on Sunoco's audited annual financial statements (the "Sunoco Annual Statements"), and to enable Sunoco to meet its timetable for the printing, filing and public dissemination of the Sunoco Annual Statements, all in accordance with Section 6.1 hereof and as required by applicable law;

(c) Information Needed by Sunoco. SunCoke shall provide to Sunoco on a timely basis all information that Sunoco reasonably requires to meet its schedule for the preparation, printing, filing, and public dissemination of the Sunoco Annual Statements in accordance with Section 6.1 hereof and as required by applicable law. Without limiting the generality of the foregoing, SunCoke will provide all required financial information with respect to the SunCoke Group to SunCoke's Auditors in a sufficient and reasonable time and in sufficient detail to permit SunCoke's Auditors to take all steps and perform all reviews necessary to provide sufficient assistance to Sunoco's Auditors with respect to information to be included or contained in the Sunoco Annual Statements;

(d) Access to SunCoke Auditors. SunCoke shall authorize SunCoke's Auditors to make available to Sunoco's Auditors both the personnel who performed, or are performing, the annual audit of SunCoke and work papers related to the annual audit of SunCoke, in all cases within a reasonable time prior to SunCoke's Auditors' opinion date, so that Sunoco's Auditors are able to perform the procedures they consider necessary to take responsibility for the work of SunCoke's Auditors as it relates to Sunoco's Auditors' report on

Sunoco's statements, all within sufficient time to enable Sunoco to meet its timetable for the printing, filing and public dissemination of the Sunoco Annual Statements; and

(e) Access to Records. If Sunoco determines in good faith that there may be some inaccuracy in a SunCoke Group member's financial statements or deficiency in a SunCoke Group member's internal accounting controls or operations that could materially impact Sunoco's financial statements, at Sunoco's request, SunCoke will provide Sunoco's internal auditors with access to the SunCoke Group's books and records so that Sunoco may conduct reasonable audits relating to the financial statements provided by SunCoke under this Agreement as well as to the internal accounting controls and operations of the SunCoke Group.

(f) Notice of Changes. Subject to Section 6.1(g), SunCoke will give Sunoco as much prior notice as reasonably practicable of any proposed determination of, or any significant changes in, SunCoke's accounting estimates or accounting principles from those in effect on the IPO Closing Date. SunCoke will consult with Sunoco and, if requested by Sunoco, SunCoke will consult with Sunoco's Auditors with respect thereto. SunCoke will not make any such determination or changes without Sunoco's prior written consent if such a determination or a change would be sufficiently material to be required to be disclosed in SunCoke's or Sunoco's financial statements as filed with the SEC or otherwise publicly disclosed therein.

(g) Accounting Changes Requested by Sunoco. Notwithstanding clause (g) above, SunCoke will make any changes in its accounting estimates or accounting principles that are requested by Sunoco in order for SunCoke's accounting practices and principles to be consistent with those of Sunoco.

(h) Special Reports of Deficiencies or Violations. SunCoke will report in reasonable detail to Sunoco the following events or circumstances promptly after any executive officer of SunCoke or any member of the SunCoke Board becomes aware of such matter: (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect SunCoke's ability to record, process, summarize and report financial information; (B) any fraud, whether or not material, that involves management or other employees who have a significant role in SunCoke's internal control over financial reporting; (C) any illegal act within the meaning of Section 10A(b) and (f) of the Exchange Act; and (D) any report of a material violation of law that an attorney representing any SunCoke Group member has formally made to any officers or directors of SunCoke pursuant to the SEC's attorney conduct rules (17 C.F.R. Part 205).

(i) For the avoidance of doubt, SunCoke's requirements under this Section 6.4 will continue until the reporting for all financial statement periods during which Sunoco was required to consolidate the results of operations and financial position of SunCoke and any other members of the SunCoke Group or to account for its investment in SunCoke or any other member of the SunCoke Group under the equity method of accounting (determined in accordance with GAAP consistently applied and consistent with SEC reporting requirements) has been completed. For example, if SunCoke ceases to be a consolidated subsidiary or equity method affiliate of Sunoco on September 30, SunCoke's obligations with regard to information required for Sunoco's Form 10-K for the year ended December 31 will remain in effect until such Form 10-K has been filed.

6.5. <u>Insurance Matters</u>.

(a) During the period from the IPO Closing Date through the Distribution Date, Sunoco will, subject to insurance market conditions and other factors beyond Sunoco's control, maintain, for the protection of SunCoke and its Covered Subsidiaries, policies of insurance that are comparable to those maintained generally for Sunoco and its Covered Subsidiaries during the same period. SunCoke will promptly pay or reimburse Sunoco, as the case may be, for all costs and expenses associated therewith that are allocated by Sunoco to SunCoke and its Covered Subsidiaries in accordance with Sunoco's practice with respect to the SunCoke Business as of the IPO Closing Date. To the extent Sunoco purchases a new type of insurance, or an amount or level of insurance not previously purchased by Sunoco in order to protect, at least in part, SunCoke or any of its Covered Subsidiaries, that portion of the costs and expenses of such insurance attributable to SunCoke or any of its Covered Subsidiaries, as determined in Sunoco's sole discretion, shall be reimbursed by SunCoke.

(b) Sunoco and SunCoke agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Distribution Date. In no event shall Sunoco, any other member of the Sunoco Group or any Sunoco Indemnitee have liability or obligation whatsoever to any member of the SunCoke Group in the event that any insurance policy or other contract or policy of insurance shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the SunCoke Group for any reason whatsoever or shall not be renewed or extended beyond the current expiration date.

(c) From and after the Distribution Date, other than as provided in Section 6.5(d), neither SunCoke nor any member of the SunCoke Group shall have any rights to or under any of Sunoco's or its Affiliates' insurance policies. At the Distribution Date, SunCoke shall have in effect all insurance programs required to comply with SunCoke's contractual obligations and such other insurance policies as reasonably necessary or customary for companies operating a business similar to SunCoke's. Such insurance programs may include, but are not limited to, general liability, commercial auto liability, workers' compensation, employer's liability, product liability, professional services liability, property, cargo, employment practices liability, employee dishonesty/crime, aircraft hull and liability, directors' and officers' liability and fiduciary liability.

(d) From and after the Distribution Date, with respect to any losses, damages and liability incurred by any member of the SunCoke Group prior to the Distribution Date, Sunoco will provide SunCoke with access to, and SunCoke may make claims under Sunoco's third-party insurance policies in place at the time of the Distribution and Sunoco's historical policies of insurance, but solely to the extent that such policies provided coverage for the SunCoke Group prior to the Distribution; <u>provided</u>, that such access to, and the right to make claims under such insurance policies, shall be subject to the terms and conditions of such insurance policies, including any limits on coverage or scope, any deductibles and other fees and expenses, and shall be subject to the following additional conditions:

(A) SunCoke shall report, as promptly as practicable claims in accordance with Sunoco's claim reporting procedures in effect immediately prior to the

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Distribution Date (or in accordance with any modifications to such procedures after the Distribution Date communicated by Sunoco to SunCoke in writing);

(B) SunCoke and its Affiliates shall indemnify, hold harmless and reimburse Sunoco and its Affiliates for any deductibles, self-insured retention, fees and expenses incurred by Sunoco or its Affiliates to the extent resulting from any access to, any claims made by SunCoke or any of its Affiliates under, any insurance provided pursuant to this Section 6.5 (g), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are made by SunCoke, its employees or third Persons; and

(C) SunCoke shall exclusively bear (and neither Sunoco nor its Affiliates shall have any obligation to repay or reimburse SunCoke or its Affiliates for) and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by SunCoke or any of its Affiliates under the policies as provided for in this Section 6.5 (g). In the event an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the SunCoke Group, on the one hand, and the Sunoco Group, on the other hand, shall be responsible for their *pro rata* portion of the reinstatement premium, based upon the losses of such Group submitted to Sunoco's insurance carrier(s) (including any submissions prior to the Distribution Date). To the extent that the Sunoco Group or the SunCoke Group is allocated more than its *pro rata* portion of such premium due to the timing of losses submitted to Sunoco's insurance carrier(s), the other party shall promptly pay the first party an amount so that each Group has been properly allocated its *pro rata* portion of the reinstatement premium. Sunoco and SunCoke can mutually agree not to reinstate the policy aggregate and each Group then will bear all of its own future costs.

(e) All payments and reimbursements by SunCoke pursuant to this Section 6.5 will be made within fifteen (15) days after SunCoke's receipt of an invoice therefor from Sunoco. If Sunoco incurs costs to enforce SunCoke's obligations herein, SunCoke agrees to indemnify Sunoco for such enforcement costs, including attorneys' fees.

(f) Sunoco shall retain the exclusive right to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any SunCoke Liabilities and/or claims SunCoke has made or could make in the future, and no member of the SunCoke Group shall, without the prior written consent of Sunoco, erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with Sunoco's insurers with respect to any of Sunoco's insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs. SunCoke shall cooperate with Sunoco and share such information as is reasonably necessary in order to permit Sunoco to manage and conduct its insurance matters as it deems appropriate. Neither Sunoco nor any of its Affiliates shall have any obligation to secure extended reporting for any claims under any of Sunoco's or its Affiliates' liability policies for any acts or omissions by any member of the SunCoke Group incurred prior to the Distribution Date.

(g) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Sunoco Group in respect of any insurance policy or any other contract or policy of insurance.

(h) SunCoke does hereby, for itself and each other member of the SunCoke Group, agree that no member of the Sunoco Group shall have any Liability whatsoever as a result of the insurance policies and practices of Sunoco and its Affiliates as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

6.6. Late Payments. Except as expressly provided to the contrary in this Agreement or in any other Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any other Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within 30 days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 5%.

ARTICLE VII
EXCHANGE OF INFORMATION; CONFIDENTIALITY

7.1. Agreement for Exchange of Information; Archives.

(a) Subject to Section 7.8 and any other applicable confidentiality obligations, each of Sunoco and SunCoke, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group, at any time before or after the IPO Closing Date, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities or Tax Laws) by a Governmental Authority having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative, tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, tax or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other, or (iii) subject to the foregoing clause (ii), to comply with its obligations under this Agreement or any other Ancillary Agreement; provided, however, that, in the event that any party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) After the date hereof, SunCoke shall maintain in effect at its own cost and expense adequate systems and controls to the extent necessary to enable the members of the Sunoco Group to satisfy their respective reporting, accounting, audit and other obligations, and (ii) shall provide, or cause to be provided, to Sunoco in such form as Sunoco shall request, at no charge to Sunoco, all financial and other data and information as Sunoco determines necessary or advisable in order to prepare its financial statements and reports or filings with any Governmental Authority, including copies of all quarterly and annual financial information and

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other reports and documents SunCoke intends to file with the SEC prior to such filings (as well as final copies upon filing), and copies of SunCoke's budgets and financial projections.

7.2. Ownership of Information. Any Information owned by one Group that is provided to a requesting party pursuant to Section 7.1 or Section 7.7 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

7.3. Compensation for Providing Information. Except as set forth in Section 7.1(c)(ii), the party requesting Information agrees to reimburse the other party for the reasonable costs, if any, of creating, gathering and copying such Information, to the extent that such costs are incurred for the benefit of the requesting party. Except as may be otherwise specifically provided elsewhere in this Agreement or in any other agreement between the parties, such costs shall be computed in accordance with the providing party's standard methodology and procedures.

7.4. Record Retention. To facilitate the possible exchange of Information pursuant to this Article VII and other provisions of this Agreement after the IPO Closing Date, the parties agree to use their reasonable best efforts to retain all Information in their respective possession or control on the IPO Closing Date in accordance with the policies of Sunoco as in effect on the IPO Closing Date or such other policies as may be adopted by Sunoco after the IPO Closing Date (provided, in the case of SunCoke, that Sunoco notifies SunCoke of any such change). No party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other party may have the right to obtain pursuant to this Agreement prior to the end of the retention period set forth in such policies without first notifying the other party of the proposed destruction and giving the other party the opportunity to take possession of such information prior to such destruction; provided, however, that in the case of any Information relating to Taxes, employee benefits or Environmental Liabilities, such retention period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof). Notwithstanding the foregoing, Section 9 of the Tax Sharing Agreement will govern the retention of Tax Records (as defined in the Tax Sharing Agreement).

7.5. Limitations of Liability. No party shall have any liability to any other party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the party providing such Information. No party shall have any liability to any other party if any Information is destroyed after reasonable best efforts by such party to comply with the provisions of Section 7.4.

7.6. Other Agreements Providing for Exchange of Information.

The rights and obligations granted under this Article VII are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in any Ancillary Agreement.

7.7. Production of Witnesses; Records; Cooperation.

(a) After the IPO Closing Date, except in the case of an adversarial Action by one party against another party, each party hereto shall use its commercially reasonable efforts to make available to each other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other parties shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c) Without limiting the foregoing, the parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section, each of the parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect any intellectual property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any intellectual property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e) The obligation of the parties to provide witnesses pursuant to this Section 7.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses inventors and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 7.7(a)).

(f) In connection with any matter contemplated by this Section 7.7, the parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of any Group.

7.8. Confidentiality.

(a) Subject to Section 7.9, until the five-year anniversary of the Separation, each of Sunoco and SunCoke, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to Sunoco's confidential and proprietary information pursuant to policies in effect as of the IPO Closing Date, all Information concerning each such other Group that is either in its possession (including Information in its possession prior to any of the date hereof, the IPO Closing Date or any Distribution Date) or furnished by any such other Group or its respective Representatives at any time pursuant to this Agreement, any other Ancillary Agreement or otherwise, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Information has been (i) in the public domain through no fault of such party or any member of such Group or any of their respective Representatives, (ii) later lawfully acquired from other sources by such party (or any member of such party's Group) which sources are not themselves bound by a confidentiality obligation, or (iii) independently generated without reference to any proprietary or confidential Information of the other party.

(b) Each party agrees not to release or disclose, or permit to be released or disclosed, any such Information to any other Person, except its Representatives who need to know such Information (who shall be advised of their obligations hereunder with respect to such Information), except in compliance with Section 7.9. Without limiting the foregoing, when any Information is no longer needed for the purposes contemplated by this Agreement or any other Ancillary Agreement, each party will promptly after request of the other party either return to the other party all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other party that it has destroyed such Information (and such copies thereof and such notes, extracts or summaries based thereon).

7.9. <u>Protective Arrangements</u>. In the event that any party or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of any other party (or any member of any other party's Group) that is subject to the confidentiality provisions hereof, such party shall notify the other party prior to disclosing or providing such Information and shall cooperate at the expense of the requesting party in seeking any reasonable protective arrangements requested by such other party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority.


ARTICLE VIII
MATTERS RELATING TO EMPLOYEES


8.1. <u>General Principles</u>.

(a) <u>Employment of SunCoke Employees</u>. All SunCoke Employees shall continue to be employees of SunCoke or another member of the SunCoke Group, as the case may be, immediately after the Separation Date.

(b) <u>Assumption and Retention of Liabilities; Related Assets</u>.

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(i) As of the Separation Date, except as expressly provided in this Article VIII, the Sunoco Group shall assume or retain and Sunoco hereby agrees to pay, perform, fulfill and discharge, in due course in full (A) all Liabilities under all Sunoco Benefit Plans, (B) all Liabilities with respect to the employment or termination of employment of all Sunoco Employees, Former Sunoco Employees and their dependents and beneficiaries, and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or nonpayroll worker of any member of the Sunoco Group or in any other employment, non-employment, or retainer arrangement, or relationship with any member of the Sunoco Group), in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the Sunoco Group, and (C) any other Liabilities expressly assigned to Sunoco under this Article VIII.

(ii) From and after the Separation Date, except as expressly provided in this Article VIII, SunCoke and the other members of the SunCoke Group shall assume or retain, as applicable, and SunCoke hereby agrees to pay, perform, fulfill and discharge, in due course in full, (A) all Liabilities under all SunCoke Benefit Plans, (B) all Liabilities with respect to the employment or termination of employment of all SunCoke Employees, Former SunCoke Employees and their dependents and beneficiaries, and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or nonpayroll worker of SunCoke or any member of the SunCoke Group or in any other employment, non-employment, or retainer arrangement, or relationship with SunCoke or any member of the SunCoke Group), in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the SunCoke Group and (C) any other Liabilities expressly assigned to SunCoke or any member of the SunCoke Group under this Article VIII.

(iii) <u>SunCoke Participation in Sunoco Benefit Plans</u>. Except as expressly provided in this Article VIII, effective as of the Separation Date, SunCoke and each other member of the SunCoke Group shall cease to be a Participating Company in any Sunoco Benefit Plan, each SunCoke Employee who is a participant immediately prior to the Separation Date in one or more Sunoco Benefit Plans shall cease active participation in such Sunoco Benefit Plan, and Sunoco and SunCoke shall take all necessary action before the Separation Date to effectuate the foregoing.

(c) <u>Commercially Reasonable Efforts</u>. Sunoco and SunCoke shall use commercially reasonable efforts to (i) enter into any necessary agreements to accomplish the assumptions and transfers contemplated by this Article VIII; and (ii) provide for the maintenance of the necessary participant records, the appointment of the trustees and the engagement of record keepers, investment managers, providers, insurers, etc.

(d) <u>Regulatory Compliance</u>. Sunoco and SunCoke shall, in connection with the actions taken pursuant to this Article VIII, cooperate in making any and all appropriate filings required under the Code, ERISA and any applicable securities laws, implementing all appropriate communications with participants, transferring appropriate records and taking all

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such other actions as may be necessary and appropriate to implement the provisions of this Article VIII in a timely manner.

8.2. Annual Bonus Awards.

(a) SunCoke Bonus Awards. SunCoke shall be responsible for determining all bonus awards payable under the SunCoke Incentive Plans for 2011 and SunCoke shall be responsible for all Liabilities with respect to such bonus awards. Each of Messrs. Thomson and Henderson shall be treated as having participated in the SunCoke Incentive Plans beginning on January 1, 2011.

(b) Sunoco Bonus Awards. Sunoco shall retain all Liabilities with respect to any bonus awards payable under the Sunoco Incentive Plans to Sunoco Employees for 2011 and thereafter. In addition, Sunoco shall retain all Liabilities with respect to any portion of bonus awards for 2011 that are payable under Sunoco Incentive Plans to SunCoke Employees, other than the Transferred Employees, who were employees of the Sunoco Group during any portion of the 2011 calendar year. Sunoco shall pay to each such SunCoke Employee the prorated amount of any Sunoco Incentive Plan bonus for the portion of the 2011 calendar year during which such SunCoke Employee provided services to the Sunoco Group in accordance with the Sunoco Incentive Plans. Each of Messrs. Thomson and Henderson shall be treated as having not participated in the Sunoco Incentive Plans during 2011.

8.3. Certain Welfare Benefit Matters.

(a) SunCoke Health and Welfare Plans. SunCoke shall be responsible for all Liabilities relating to, arising out of or resulting from health and welfare coverage or claims under the SunCoke Health and Welfare Plans prior to, on or after the Separation Date.

(b) Sunoco Health and Welfare Plans. Sunoco shall be responsible for all Liabilities relating to, arising out of or resulting from health and welfare coverage or claims under the Sunoco Health and Welfare Plans prior to, on or after the Separation Date.

(c) Workers' Compensation Liabilities. All workers' compensation Liabilities relating to, arising out of, or resulting from any claim by a Sunoco Employee or Former Sunoco Employee, shall be retained by Sunoco. All workers' compensation Liabilities relating to, arising out of, or resulting from any claim by a SunCoke Employee or Former SunCoke Employee shall be retained by SunCoke. To the extent necessary, Sunoco and SunCoke shall cooperate with respect to any notification to appropriate governmental agencies of the effective time and the issuance of new, or the transfer of existing, workers' compensation insurance policies and claims handling contracts.

(d) COBRA and HIPAA Compliance. Sunoco shall be responsible for administering compliance with the health care continuation requirements of COBRA, the

certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Sunoco Health and Welfare Plans with respect to Sunoco Employees and Former Sunoco Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage under the Sunoco Health and Welfare Plans at any time before, on or after the Separation. SunCoke shall be responsible for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the SunCoke Health and Welfare Plans with respect to SunCoke Employees and Former SunCoke Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage under the SunCoke Health and Welfare Plans at any time before, on or after the Separation. The parties hereto agree that the consummation of the transactions contemplated by this Agreement shall not constitute a COBRA qualifying event for any purpose of COBRA.

8.4. <u>Sunoco Defined Pension Plans</u>. Notwithstanding any provision of this Article VIII to the contrary, on and after the Separation, Sunoco shall make payments under any Sunoco Benefit Plan that is a defined benefit plan (each a "<u>Sunoco Pension Plan</u>") to any SunCoke Employee or SunCoke Former Employee who participated in any such Sunoco Pension Plan prior to the Separation in accordance with the terms of the applicable Sunoco Pension Plan as in effect from time to time.

8.5. <u>Trust Separations</u>.

(a) Assets in respect of benefits accrued under the Retirement Plan for Employees of Dominion Coal Corporation (the "<u>Dominion Coal Plan</u>") shall be separated from the Sunoco, Inc. Master Retirement Trust (the "<u>Pension Trust</u>"). The parties hereto shall cooperate in good faith to complete such separation on commercially reasonable terms and conditions, no later than the Distribution Date. The parties hereto shall take into consideration the best interests of the participants in the Dominion Coal Plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of a separate trustee and establishment of a separate trust agreement. Upon separation of the Dominion Coal Plan assets from the Pension Trust, such assets shall be transferred to the newly formed trust or funding arrangements established for such plan in accordance with the directions of the applicable plan sponsor or fiduciary.

(b) Assets in respect under the SunCoke Profit Sharing and Retirement Plan and in respect of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the "<u>SunCoke 401(k) Plans</u>") shall be separated from the Sunoco, Inc. Defined Contribution Trust (the "<u>DC Trust</u>"). The parties hereto shall cooperate in good faith to complete such separation on commercially reasonable terms and conditions, no later than the Distribution Date. The parties hereto shall take into consideration the best interests of the participants in the SunCoke 401(k) Plans as determined by the appropriate plan sponsor or fiduciary, including the appointment of a separate trustee and establishment of a separate trust agreement. Upon separation of the assets under the SunCoke 401(k) Plans from the DC Trust, such assets shall be transferred to the newly formed trust or funding arrangements established for such plans in accordance with the directions of the applicable plan sponsor or fiduciary.

8.6. <u>Deferred Compensation</u>.

(a) Sunoco shall retain, or cause any member of the Sunoco Group to retain, all assets and all Liabilities arising out of or relating to the Sunoco, Inc. Savings Restoration Plan, the Sunoco, Inc. Pension Restoration Plan, the Sunoco, Inc. Executive Retirement Plan, the Sunoco, Inc. Executive Involuntary Deferred Compensation Plan, the Sunoco, Inc. Deferred Compensation Plan and all other Sunoco Benefit Plans that provide for nonqualified deferred compensation (the "Sunoco Nonqualified Plans"), and all trusts relating to such Sunoco Benefit Plans, including any grantor or "rabbi trust," and shall make payments to all participants in such plans who are SunCoke Employees or Former SunCoke Employees and their respective beneficiaries in accordance with the terms of the applicable plan.

(b) Sunoco and SunCoke acknowledge that none of the Separation, the IPO, the Distribution nor any of the other transactions contemplated by this Agreement will trigger a payment or distribution of compensation under the Sunoco Nonqualified Plans for any SunCoke Employee or Former SunCoke Employee and, consequently, that the payment or distribution of any compensation to which any SunCoke Employee or Former SunCoke Employee is entitled under any Sunoco Nonqualified Plan will occur upon such SunCoke Employee's separation from service from the SunCoke Group or at such other time as provided in such Sunoco Nonqualified Plan or such SunCoke Employee's deferral election.

8.7. <u>Assignment of Individual Letter Agreements</u>. As of the Separation, Sunoco shall assign to SunCoke, and SunCoke shall assume from Sunoco, all rights and obligations under (a) the Letter Agreement, dated as of September 2, 2010, by and between Frederick Henderson and Sunoco, as amended, and (b) the Letter Agreement, dated as of September 2, 2010, by and between Michael Thomson and Sunoco.

8.8. <u>Treatment of Outstanding Sunoco Equity Awards</u>. Sunoco and SunCoke shall use commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Sunoco Option held by any individual and each outstanding Sunoco Share Unit held by a SunCoke Employee granted under any Sunoco Long-Term Incentive Plan shall be adjusted as set forth in this Section 8.8.

(a) <u>Sunoco Options Held by Sunoco Employees, Former Sunoco Employees and Sunoco Directors</u>. As determined by the Compensation Committee of the Sunoco Board of Directors (the "Committee") pursuant to its authority under the applicable Sunoco Long-Term Incentive Plan, each Sunoco Option held by a Sunoco Employee, a Former Sunoco Employee or a member of the Sunoco Board of Directors, whether vested or unvested, shall be converted on the Distribution Date into both an adjusted Sunoco Option and a SunCoke Option and shall otherwise be subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco Option immediately prior to the Distribution Date; provided, however, that from and after the Distribution Date:

(i) the number of shares of Sunoco Common Stock subject to such adjusted Sunoco Option, rounded down to the nearest whole share, shall be equal to the product obtained by multiplying (A) the number of shares of Sunoco Common Stock subject to such Sunoco Option immediately prior to the Distribution Date by (B) the Sunoco Value Factor by (C) the Sunoco Ratio;

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(ii) the number of shares of SunCoke Common Stock subject to such SunCoke Option, rounded down to the nearest whole share, shall be equal to the product obtained by multiplying (A) the number of shares of Sunoco Common Stock subject to the Sunoco Option immediately prior to the Distribution Date by (B) the SunCoke Value Factor by (C) the SunCoke Ratio;

(iii) the per share exercise price of such adjusted Sunoco Option, rounded up to the nearest whole cent, shall be equal to the quotient obtained by dividing (A) the per share exercise price of such Sunoco Option immediately prior to the Distribution Date by (B) the Sunoco Ratio;

(iv) the per share exercise price of such SunCoke Option, rounded up to the nearest whole cent, shall be equal to the quotient obtained by dividing (A) the per share exercise price of the Sunoco Option immediately prior to the Distribution Date by (B) the SunCoke Ratio; and

(v) the SunCoke Option shall be fully vested and exercisable;

provided, however, that the exercise price, the number of shares of Sunoco Common Stock and SunCoke Common Stock subject to such options and the terms and conditions of exercise of such options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, in the case of any Sunoco Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code as of immediately prior to the Distribution Date, the exercise price, the number of shares of Sunoco Common Stock and SunCoke Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. In the event that the holder of a SunCoke Option that vests as a result of the operation of Section 8.8(a)(v) voluntarily resigns his or her employment with Sunoco for any reason or Sunoco terminates the employment of any such holder for Just Cause (as defined in the applicable Sunoco Long-Term Incentive Plan) at any time following the Distribution Date and prior to the earlier of (x) the one-year anniversary of the Distribution Date and (y) the end of the originally scheduled vesting date with respect to the relevant Sunoco Option, the holder shall forfeit any such unexercised SunCoke Option and Sunoco shall be entitled to recover from such holder an amount equal to the after-tax proceeds of the sale (including sales to SunCoke) of any shares of SunCoke Common Stock acquired upon the exercise of any such SunCoke Option, less the exercise price paid to acquire any such shares; provided, however, that the forfeiture/recovery right described in this sentence shall not apply following a Change in Control (as defined in the applicable Sunoco Long-Term Incentive Plan).

(b) Sunoco Options Held by SunCoke Employees. As determined by the Committee pursuant to its authority under the applicable Sunoco Long-Term Incentive Plan, each Sunoco Option held by a SunCoke Employee, whether or not vested, shall be converted on the Distribution Date into a SunCoke Option and shall otherwise be subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco Option immediately prior to the Distribution Date; provided, however, that from and after the Distribution Date:

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(i) the number of shares of SunCoke Common Stock subject to such SunCoke Option, rounded down to the nearest whole share, shall be equal to the product obtained by multiplying (A) the number of shares of Sunoco Common Stock subject to such Sunoco Option immediately prior to the Distribution Date by (B) the SunCoke Ratio; and

(ii) the per share exercise price of such SunCoke Option, rounded up to the nearest whole cent, shall be equal to the quotient obtained by dividing (A) the per share exercise price of such Sunoco Option immediately prior to the Distribution Date by (B) the SunCoke Ratio;

provided, however, that the exercise price, the number of shares of SunCoke Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, in the case of any Sunoco Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code as of the Distribution Date, the exercise price, the number of shares of SunCoke Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(c) Sunoco Performance Share Awards (2009-2011 Performance Cycle) Held by SunCoke Employees. As determined by the Committee pursuant to its authority under the applicable Sunoco Long-Term Incentive Plan, each Sunoco Performance Share Award (2009-2011 performance cycle) held by a SunCoke Employee shall be converted on the Distribution Date into a SunCoke Performance Share Award, and shall otherwise be subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco Performance Share Award immediately prior to the Distribution Date; provided, however, that from and after the Distribution Date, the number of shares of SunCoke Common Stock covered by such SunCoke Performance Share Award, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (i) the number of shares of Sunoco Common Stock covered by such Sunoco Performance Share Award immediately prior to the Distribution Date by (ii) the SunCoke Ratio.

(d) Sunoco Performance Share Awards (2010-2012 Performance Cycle and 2011-2013 Performance Cycle) Held by SunCoke Employees. As determined by the Committee pursuant to its authority under the applicable Sunoco Long-Term Incentive Plan, each Sunoco Performance Share Award (2010-2012 performance cycle and 2011-2013 performance cycle) held by a SunCoke Employee shall be converted on the Distribution Date into a SunCoke CSU Award, and shall otherwise be subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco Performance Share Award immediately prior to the Distribution Date; provided, however, that from and after the Distribution Date:

(i) the number of shares of SunCoke Common Stock covered by such SunCoke CSU Award, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (A) the target number of shares of Sunoco Common Stock covered by such Sunoco Performance Share Award immediately prior to the Distribution Date by (B) the SunCoke Ratio;

(ii) the vesting of such SunCoke CSU Award shall cease to be subject to satisfaction of performance goals and shall be based solely on continued service with SunCoke through the end of the applicable performance period;

(iii) with respect to the SunCoke Share Units subject to such SunCoke CSU Award, in the event of a change in control of SunCoke, the change in control payment provisions under the applicable Sunoco Long-Term Incentive Plan shall apply only if the change in control constitutes a "change in the ownership of the corporation," a "change in effective control of the corporation" or a "change in the ownership of a substantial portion of the assets of the corporation" within the meaning of Section 409A(a)(2)(A)(v) of the Code (a "409A CIC") and absent a 409A CIC, vested SunCoke Share Units (together with any related dividend equivalents) subject to such SunCoke CSU Award will be settled on the regularly scheduled settlement date; and

(iv) the SunCoke Share Units subject to such SunCoke CSU Award otherwise shall remain subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco Performance Share Award immediately prior to the Distribution Date.

(e) Sunoco CSU Awards Held by SunCoke Employees. As determined by the Committee pursuant to its authority under the applicable Sunoco Long-Term Incentive Plan, each Sunoco CSU Award held by a SunCoke Employee as of the Distribution Date shall be converted on the Distribution Date into a SunCoke CSU Award, and shall otherwise be subject to the same terms and conditions after the Distribution Date as the terms and conditions applicable to such Sunoco CSU Award immediately prior to the Distribution Date; provided, however, that from and after the Distribution Date, the number of shares of SunCoke Common Stock covered by such SunCoke CSU Award, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (i) the number of shares of Sunoco Common Stock covered by such Sunoco CSU Award immediately prior to the Distribution Date by (ii) the SunCoke Ratio.

(f) Miscellaneous Option and Share Unit Terms. After the Effective Date, Sunoco Options and Sunoco Share Units (including any corresponding dividend equivalents) adjusted pursuant to this Section 8.8, regardless of by whom held, shall be settled by Sunoco, and SunCoke Options and SunCoke Share Units (including any corresponding dividend equivalents), regardless of by whom held, shall be settled by SunCoke. It is intended that, to the extent of the issuance of such SunCoke Options and SunCoke Share Units in connection with the adjustment provisions of this Section 8.8, the SunCoke Long-Term Incentive Plan shall be considered a successor to each of the Sunoco Long-Term Incentive Plans and to have assumed the obligations of the applicable Sunoco Long-Term Incentive Plan to make the adjustment of the Sunoco Options and Sunoco Share Units as set forth in this Section 8.8. Except as otherwise provided in this Agreement, with respect to grants adjusted pursuant to this Section 8.8, employment with Sunoco shall be treated as employment with SunCoke with respect to SunCoke Options held by Sunoco Employees.

(g) Waiting Period for Exercisability of Options and Grant of Options and Awards. The Sunoco Options and SunCoke Options shall not be exercisable during a period beginning on a date prior to the Distribution Date determined by Sunoco in its sole discretion,

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and continuing until the Sunoco Post-Separation Stock Value and the SunCoke Stock Value are determined after the Distribution Date, or such longer period as Sunoco, with respect to Sunoco Options, and SunCoke, with respect to SunCoke Options, determines necessary to implement the provisions of this Section 8.8. The Sunoco Share Units and SunCoke Share Units shall not be settled during a period beginning on a date prior to the Distribution Date determined by Sunoco in its sole discretion, and continuing until the Sunoco Post-Separation Stock Value and the SunCoke Stock Value are determined immediately after the Distribution Date, or such longer period as Sunoco, with respect to Sunoco Share Units, and SunCoke, with respect to SunCoke Share Units, determines necessary to implement the provisions of this Section 8.8.

(h) Registration Requirements. As soon as possible following the Separation Date but in any case before the Distribution Date and before the date of issuance or grant of any SunCoke Option and/or shares of SunCoke Common Stock pursuant to this Section 8.8, SunCoke agrees that it shall file a Form S-8 Registration Statement with respect to and cause to be registered pursuant to the Securities Act, the shares of SunCoke Common Stock authorized for issuance under the SunCoke Long-Term Incentive Plan as required pursuant to the Securities Act and any applicable rules or regulations thereunder, with such registration to be effective prior to the Distribution Date.

(i) Change in Control. Following the Distribution, for any award adjusted under this Section 8.8, any reference to a "change in control," "change of control" or similar definition in an award agreement, employment agreement or Sunoco Long-Term Incentive Plan applicable to such award (i) with respect to post-Distribution equity awards denominated in shares of Sunoco Common Stock, such reference shall be deemed to refer to a "change in control," "change of control" or similar definition as set forth in the applicable award agreement, employment agreement or Sunoco Long-Term Incentive Plan, and (ii) with respect to post-Distribution equity awards denominated in shares of SunCoke Common Stock, such reference shall be deemed to refer to a "Change in Control" as defined in the SunCoke Long-Term Incentive Plan.

8.9. Severance Rights. A SunCoke Employee shall not be deemed to have terminated employment for purposes of determining eligibility for severance benefits in connection with or in anticipation of the consummation of the transactions contemplated by this Agreement. SunCoke shall be solely responsible for all Liabilities in respect of all costs arising out of payments and benefits relating to the termination or alleged termination of any SunCoke Employee or Former SunCoke Employee's employment that occurs prior to, as a result of, in connection with or following the consummation of the transactions contemplated by this Agreement, including any amounts required to be paid (including any payroll or other taxes), and the costs of providing benefits, under any applicable severance, separation, redundancy, termination or similar plan, program, practice, contract, agreement, law or regulation (such benefits to include any medical or other welfare benefits, outplacement benefits, accrued vacation, and taxes).

8.10. No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not intended to confer upon any other Persons any rights or remedies hereunder. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude Sunoco or any other member of the Sunoco Group, at any time after the Separation

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Date, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Sunoco Benefit Plan, any benefit under any Sunoco Benefit Plan or any trust, insurance policy or funding vehicle related to any Sunoco Benefit Plan. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude SunCoke or any other entity in the SunCoke Group, at any time after the Separation Date, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any SunCoke Benefit Plan, any benefit under any SunCoke Benefit Plan or any trust, insurance policy or funding vehicle related to any SunCoke Benefit Plan.

8.11. <u>Fiduciary Matters</u>. It is acknowledged that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other applicable law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good faith determination that to do so would violate such a fiduciary duty or standard. Each party hereto shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other party hereto for any Liabilities caused by the failure to satisfy any such responsibility.

8.12. <u>Consent of Third Parties</u>. If any provision of this Agreement is dependent on the consent of any third party (such as a vendor) and such consent is withheld, the parties hereto shall use commercially reasonable efforts to implement the applicable provisions of this Agreement to the full extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the parties hereto shall negotiate in good faith to implement the provision in a mutually satisfactory manner. The phrase "commercially reasonable efforts" as used herein shall not be construed to require any party hereto to incur any non-routine or unreasonable expense or Liability or to waive any right.


ARTICLE IX
DISPUTE RESOLUTION


9.1. <u>General Provisions</u>.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement or the other Ancillary Agreements (except as otherwise set forth in any such Ancillary Agreements), or the validity, interpretation, breach or termination thereof (a "<u>Dispute</u>"), shall be resolved in accordance with the procedures set forth in this Article IX, which shall be the sole and exclusive procedures for the resolution of any such Dispute unless otherwise specified in the applicable Ancillary Agreement or in this Article IX.

(b) Commencing with a request contemplated by Section 9.2 set forth below, all communications between the parties or their representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production, and shall not be admissible into evidence for any reason (whether as an admission or otherwise), in any arbitral or other proceeding for the resolution of any Dispute.

(c) THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.

(d) The specific procedures set forth in this Article IX, including the time limits referenced therein, may be modified by agreement of both of the parties in writing.

(e) All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in this Article IX are pending. The parties will take any necessary or appropriate action required to effectuate such tolling.

9.2. <u>Consideration by Senior Executives</u>. If a Dispute is not resolved in the normal course of business at the operational level, the parties shall attempt in good faith to resolve the Dispute by negotiation between executives who hold, at a minimum, the office of Senior Vice President. Either party may initiate the executive negotiation process by providing a written notice to the other (the "<u>Initial Notice</u>"). Within fifteen (15) days after delivery of the Initial Notice, the receiving party shall submit to the other a written response (the "<u>Response</u>"). The Initial Notice and the Response shall include (i) a statement of the Dispute and of each party's position and (ii) the name and title of the executive who will represent that party and of any other person who will accompany the executive. The parties agree that such executives shall have full and complete authority to resolve any Disputes submitted pursuant to this Section 9.2. Such executives will meet in person or by teleconference or video conference within thirty (30) days of the date of the Initial Notice to seek a resolution of the Dispute. In the event that the executives are unable to agree to a format for such meeting, the meeting shall be convened by teleconference.

9.3. <u>Mediation</u>. If a Dispute is not resolved by negotiation as provided in <u>Section 9.2</u> within forty-five (45) days from the delivery of the Initial Notice, then either party may submit the Dispute for resolution by mediation pursuant to the CPR Institute for Dispute Resolution (the "<u>CPR</u>") Model Mediation Procedure as then in effect. Unless otherwise agreed to in writing, the parties shall (i) conduct the mediation in New York, and (ii) select a mutually agreeable mediator from the CPR Panels of Distinguished Neutrals in the selected location. If the parties are unable to agree upon a mediator, the parties agree that CPR shall select a mediator from its panels consistent with its mediation rules. The parties shall agree to a mutually convenient date and time to conduct the mediation; <u>provided</u>, that the mediation must occur within thirty (30) days of the request unless a later date is agreed to by the parties in writing. Each party shall bear its own fees, costs and expenses and an equal share of the expenses of the mediation. Each party shall designate a business executive to have full and complete authority to resolve the Dispute and to represent its interests in the mediation, and each party may, in its sole discretion, include any number of other Representatives in the mediation process. At the commencement of the mediation, either party may request to submit a written mediation statement to the mediator.

9.4. <u>Arbitration</u>.

(a) In the event of any Dispute, either party may (i) pursuant to its rights under Section 12.13, submit a request for interim injunctive relief to the arbitral tribunal appointed pursuant to Section 9.4(b) (<u>provided</u>, that, if the tribunal shall not have been

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constituted, either party may seek interim relief either before a special arbitrator, as provided for in Rule 14 of the CPR Arbitration Rules, or before any court of competent jurisdiction) without first complying with the provisions of Sections 9.2 and 9.3 if, in the reasonable opinion of such party, such interim injunctive relief is necessary to preserve its rights pending resolution of the Dispute, and (ii) if such Dispute is not finally resolved pursuant to Sections 9.2 and 9.3 within thirty (30) days of the selection of a mediator pursuant to Section 7.3, submit such Dispute to be finally resolved by binding arbitration, in each case, pursuant to the CPR Rules for Non-Administered Arbitration as then in effect (the "CPR Arbitration Rules").

(b) The neutral organization for purposes of the CPR Arbitration Rules will be the CPR. The arbitral tribunal will be composed of three (3) arbitrators. Each party shall appoint one (1) arbitrator in accordance with the "screened" appointment procedure provided in Rule 5.4 of the CPR Arbitration Rules and the third (3rd) arbitrator will be appointed by CPR from a list of eight (8) proposed neutrals submitted by the CPR. Each party may strike no more than three (3) neutrals from the list submitted by CPR.

(c) If Sunoco demands arbitration, arbitration will take place in New York, NY (or such other location where SunCoke is based and as it may select). If SunCoke demands arbitration, arbitration will take place in New York, NY (or such other location where Sunoco may select). Along with the arbitrator(s) appointed, the parties will agree to a mutually convenient date and time to conduct the arbitration, but in no event will the hearing(s) be scheduled less than nine (9) months from submission of the Dispute to arbitration unless the parties agree otherwise in writing; provided, that, if injunctive or other interim relief contemplated by Section 9.4(d) below is requested, the hearing(s) will be expedited in accordance with any order entered by the court, tribunal or special arbitrator adjudicating that request.

(d) The arbitral tribunal will have the right to award, on an interim basis, or include in the final award, any relief which it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), injunctive relief (including specific performance) and attorneys' fees and costs; provided, that the arbitral tribunal will not award any relief not specifically requested by the parties and, in any event, will not award special damages. Upon constitution of the arbitral tribunal following any grant of interim relief by a special arbitrator or court pursuant to Sections 9.4(a) and 12.13, the tribunal may affirm or disaffirm that relief, and the parties will seek modification or rescission of the order entered by the special arbitrator or court as necessary to accord with the tribunal's decision.

(e) The parties agree to be bound by the provisions of Rule 13 of the Federal Rules of Civil Procedure with respect to compulsory counterclaims (as the same may be amended from time to time); provided, that any such compulsory counterclaim shall be filed within thirty (30) days of the filing of the original claim.

(f) So long as either party has a timely claim to assert, the agreement to arbitrate Disputes set forth in this Section 9.4 will continue in full force and effect subsequent to, and notwithstanding the completion, expiration or termination of, this Agreement.

(g) A party obtaining an order of interim injunctive relief may enter judgment upon such award in any court of competent jurisdiction. The final award in an arbitration pursuant to this Article IX shall be conclusive and binding upon the parties, and a party obtaining a final award may enter judgment upon such award in any court of competent jurisdiction.

(h) It is the intent of the parties that the agreement to arbitrate Disputes set forth in this Section 9.4 shall be interpreted and applied broadly such that all reasonable doubts as to arbitrability of a Dispute shall be decided in favor of arbitration.

(i) If a Dispute includes both arbitrable and nonarbitrable claims, counterclaims or defenses, the parties shall arbitrate all such arbitrable claims, counterclaims or defenses and shall concurrently litigate all such nonarbitrable claims, counterclaims or defenses.

(j) The parties agree that any Dispute submitted to mediation and/or arbitration shall be governed by, and construed and interpreted in accordance with, Section 12.2 and, except as otherwise provided in this Article IX or mutually agreed to in writing by the parties, the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., shall govern any arbitration between the parties pursuant to this Section 9.4.

Each party shall bear (i) its own fees, costs and expenses and shall bear the fees, costs and expenses of the one (1) arbitrator it appointed and (ii) an equal share of other expenses of the arbitration, including the fees, costs and expenses of the third (3rd) arbitrator; provided, in the case of any Disputes relating to the parties' rights and obligations with respect to indemnification under Article V, the prevailing party shall be entitled to reimbursement by the other party of its reasonable out-of-pocket fees and expenses (including attorneys' fees) incurred in connection with the arbitration.

ARTICLE X
FURTHER ASSURANCES AND ADDITIONAL COVENANTS

10.1. Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its reasonable best efforts, prior to, on and after the Separation Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Without limiting the foregoing, prior to, on and after the Separation Date, each party hereto shall cooperate with the other parties, and without any further consideration, but at the expense of the requesting party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this

Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the SunCoke Assets and the assignment and assumption of the SunCoke Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each party will, at the reasonable request, cost and expense of any other party, take such other actions as may be reasonably necessary to vest in such other party good and marketable title, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c) On or prior to the Separation Date, Sunoco and SunCoke in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions which are reasonably necessary or desirable to be taken by Sunoco, SunCoke or any other Subsidiary of Sunoco, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements. On or prior to the IPO Closing Date, Sunoco and SunCoke shall take all actions as may be necessary to approve the stock-based employee benefit plans of SunCoke in order to satisfy the requirement of Rule 16b-3 under the Exchange Act

(d) Sunoco and SunCoke, and each of the members of their respective Groups, waive (and agree not to assert against any of the others) any claim or demand that any of them may have against any of the others for any Liabilities or other claims relating to or arising out of: (i) the failure of SunCoke or any member of the SunCoke Group, on the one hand, or of Sunoco or any member of the Sunoco Group, on the other hand, to provide any notification or disclosure required under any state Environmental Law in connection with the Separation or the other transactions contemplated by this Agreement, including the transfer by any member of any Group to any member of the other Group of ownership or operational control of any Assets not previously owned or operated by such transferee; or (ii) any inadequate, incorrect or incomplete notification or disclosure under any such state Environmental Law by the applicable transferor. To the extent any Liability to any Governmental Authority or any third Person arises out of any action or inaction described in clause (i) or (ii) above, the transferee of the applicable Asset hereby assumes and agrees to pay any such Liability.

(e) Prior to the IPO Closing Date, if one or more of the parties identifies any commercial or other service that is needed to assure a smooth and orderly transition of the businesses in connection with the consummation of the transactions contemplated hereby, and that is not otherwise governed by the provisions of this Agreement or any other Ancillary Agreement, the parties will cooperate in determining whether there is a mutually acceptable arm's-length basis on which the other party will provide such service.

ARTICLE XI
TERMINATION

11.1. Termination by Mutual Consent.

This Agreement may be terminated and the terms and conditions of the Distribution may be amended, modified or abandoned at any time prior to the Distribution Date by the mutual consent of Sunoco and SunCoke.

11.2. Other Termination.

(a) This Agreement may be terminated by Sunoco at any time, in its sole discretion, prior to the IPO Closing Date.

(b) The obligations of the parties under Article IV (including the obligation to pursue or effect the Distribution) may be terminated by Sunoco if at any time, the board of Directors of Sunoco determines, in its sole discretion, that the Distribution is not in the best interests of Sunoco or its stockholders.

11.3. Effect of Termination.

(a) In the event of any termination of this Agreement prior to the IPO Closing Date, no party to this Agreement (or any of its directors or officers) shall have any Liability or further obligation to any other party.

(b) In the event of any termination of this Agreement on or after the IPO Closing Date, only the provisions of Article IV and Section 10.2 will terminate and the other provisions of this Agreement and each Ancillary Agreement shall remain in full force and effect.


ARTICLE XII
MISCELLANEOUS


12.1. Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

(b) This Agreement, the Ancillary Agreements, the Exhibits, the Schedules and appendices hereto and thereto contain the entire agreement between the parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the parties other than those set forth or referred to herein or therein.

(c) Sunoco represents on behalf of itself and each other member of the Sunoco Group, and SunCoke represents on behalf of itself and each other member of the SunCoke Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver

and perform each of this Agreement and each other Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each party hereto acknowledges that it and each other party hereto is executing certain of the Ancillary Agreements by facsimile, stamp or mechanical signature. Each party hereto expressly adopts and confirms each such facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it will not assert that any such signature is not adequate to bind such party to the same extent as if it were signed manually and agrees that at the reasonable request of any other party hereto at any time it will as promptly as reasonably practicable cause each such Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

(e) Notwithstanding any provision of this Agreement or any other Ancillary Agreement, neither Sunoco nor SunCoke shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Sunoco or SunCoke, as the case may be (it being understood that directors' qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

12.2. <u>Governing Law</u>. This Agreement and, unless expressly provided therein, each Ancillary Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of New York irrespective of the choice of laws principles of the State of New York other than Section 5-1401 of the General Obligations Laws of the State of New York, including all matters of validity, construction, effect, enforceability, performance and remedies.

12.3. <u>Assignability</u>. Except as set forth in any Ancillary Agreement, this Agreement and each other Ancillary Agreement shall be binding upon and inure to the benefit of the parties hereto and thereto, respectively, and their respective successors and permitted assigns; provided, however, that no party hereto or thereto may assign its respective rights or delegate its respective obligations under this Agreement or any other Ancillary Agreement without the express prior written consent of the other parties hereto or thereto.

12.4. <u>Third-Party Beneficiaries</u>. Except for the indemnification rights under this Agreement of any Sunoco Indemnitee or SunCoke Indemnitee in their respective capacities as such, (i) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder, and (ii) there are no third-party beneficiaries of this Agreement or any other Ancillary Agreement and neither this Agreement nor any other Ancillary Agreement shall provide any third person with any remedy, claim, liability, reimbursement, claim of action

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or other right in excess of those existing without reference to this Agreement or any other Ancillary Agreement.

12.5. <u>Notices</u>. All notices, requests, claims, demands or other communications under this Agreement and, to the extent, applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.5):

If to Sunoco, to:

> Sunoco, Inc.
> 1735 Market Street, Suite LL
> Philadelphia, PA 19103
> Attn: General Counsel
>
> with a copy to:
>
> Wachtell, Lipton, Rosen & Katz
> 51 West 52nd Street
> New York, New York 10019
> Attention: David A. Katz
>   David K. Lam
> Facsimile: (212) 403-2000

If to SunCoke to:

> SunCoke Energy, Inc.
> 1011 Warrenville Road
> 6th Floor
> Lisle, Illinois 60532
> Attn: General Counsel
>
> with a copy to:
>
> Wachtell, Lipton, Rosen & Katz
> 51 West 52nd Street
> New York, New York 10019
> Attention: David A. Katz
>   David K. Lam
> Facsimile: (212) 403-2000

Any party may, by notice to the other party, change the address to which such notices are to be given.

12.6. <u>Severability</u>. If any provision of this Agreement or any other Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

12.7. <u>Force Majeure</u>. No party shall be deemed in default of this Agreement or any other Ancillary Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement or any other Ancillary Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

12.8. <u>Publicity</u>. Prior to the Distribution, each of SunCoke and Sunoco shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the IPO, the Distribution or any of the other transactions contemplated hereby and prior to making any filings with any Governmental Authority with respect thereto.

12.9. <u>Expenses</u>. Except as expressly set forth in this Agreement (including Sections 2.13(a), 3.1(h), 6.5, 7.7(a), 7.9, 9.3, 9.4 and 10.1(b) and Article V) or in any other Ancillary Agreement, all fees, costs and expenses incurred in connection with the preparation, execution, delivery and implementation of this Agreement and any Ancillary Agreement, and with the consummation of the transactions contemplated hereby and thereby, will be borne by the party incurring such fees, costs or expenses.

12.10. <u>Headings</u>. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any other Ancillary Agreement.

12.11. <u>Survival of Covenants</u>. Except as expressly set forth in any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and liability for the breach of any obligations contained herein, shall survive each of the Separation, the IPO and the Distribution and shall remain in full force and effect.

12.12. <u>Waivers of Default</u>. Waiver by any party of any default by the other party of any provision of this Agreement or any other Ancillary Agreement shall not be deemed a

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waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of the other party. No failure or delay by any party in exercising any right, power or privilege under this Agreement or any other Ancillary Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

12.13. Specific Performance. Subject to the provisions of Article IX, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Ancillary Agreement, the party or parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the parties to this Agreement.

12.14. Amendments. No provisions of this Agreement or any other Ancillary Agreement shall be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom it is sought to enforce such waiver, amendment, supplement or modification.

12.15. Interpretation. In this Agreement and any other Ancillary Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (b) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement); (c) Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified; (d) the word "including" and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) shall mean "including, without limitation," (e) the word "or" shall not be exclusive; (f) unless expressly stated to the contrary in this Agreement or in any other Ancillary Agreement, all references to "the date hereof," "the date of this Agreement," "hereby" and "hereupon" and words of similar import shall all be references to   , 2011, regardless of any amendment or restatement hereof.

12.16. Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither SunCoke or its Affiliates, on the one hand, nor Sunoco or its Affiliates, on the other hand, shall be liable under this Agreement to the other for any special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such liability with respect to a Third-Party Claim).

IN WITNESS WHEREOF, the parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

SUNOCO, INC.

By:

    Name:

    Title:

SUNCOKE ENERGY, INC.

By:

    Name:

    Title:

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SCHEDULES

Schedule 1.1

1. Steam Supply and Purchase Agreement, effective as of January 1, 2011, between Haverhill North Coke Company and Sunoco, Inc. (R&M)

2. Settlement and Mutual Release Agreement, as of January 26, 2011 by and between Jewell Coke Company, L.P., Haverhill North Coke Company, and SunCoke Technology and Development Corp. (f/k/a SunCoke Energy, Inc.), and Sunoco, Inc. (Sun Partners) and ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.), ArcelorMittal Indiana Harbor LLC (f/k/a ISG Indiana Harbor Inc.,) and ArcelorMittal USA LLC (f/k/a ArcelorMittal USA Inc.) (AM Partners)

3. Master Agreement for Engineering and Procurement Services Contract #CW31073, dated February 14, 2010, by and between Sunoco, Inc. (R&M) and Jacobs Engineering Group, Inc.

4. Field Services Contract CW23801, dated January 26, 2009, by and between J.J. White, Inc. and Sunoco Chemicals/Haverhill (as amended)

Schedule 1.2(a)

Title	Country - Patent Number	Abstract
Nonrecovery Coke Battery and Method of Operation	United States - 5,114,542 Australia - 641,044 Belgium - 482,338 Brazil - PI9104095-7 Canada - 2,052,177 France - 482,338 Denmark - 69106312 Great Britain - 482,338 India - 179,051 Italy - 482,338 Japan - 4143410 Korea - 191,339 Mexico - 176,952 Netherlands - 482,338 Poland - 165,840	A sole flue nonrecovery coke oven battery includes a plurality of elongated coke ovens constructed in side-by-side relation with common sidewalls, downcomers connecting the ovens through the sidewalls to the sole flues, uptakes connecting the sole flues through the sidewalls to an elongated tunnel extending transversely of the battery and a single stack connected to the elongated tunnel applying a draft to all ovens in the battery through the downcomers, sole flues and uptakes, and an improved draft control system includes an adjustable draft regulating valve for controlling the flow of gas from the uptakes beneath each oven to the tunnel.
High Strength Coke Oven Wall Having Gas Flues Therein	United States - 5,228,955 (expired)	An improved coke oven wall constructed for refractory brick and having generally vertically extending gas flues formed therein employs different shaped brick to form the portion of the wall defining the flues in alternate courses of brick with the refractory brick in each course being shaped and arranged so that no mortar joint between two adjacent brick in any course is contained in a single vertical plane from a flue to the adjacent oven.

Title	Country - Patent Number	Abstract
Method of Operation of Nonrecovery Coke Oven Battery	United States - 5,318,671 (expired)	A method of controlling operation of a nonrecovery coke oven battery including a plurality of elongated coke ovens constructed in side-by-side relation with each oven having a separate system of sole flues beneath each end and connected to the crown of the oven by measuring the temperature in the oven and regulating the draft to the oven in response to the measured oven temperature and by measuring the temperature in the sole flue systems beneath each oven and adjusting the draft to one of the sole flue systems only in response to the differences in temperature in the two sole flue systems.
Method of and Apparatus for Capturing Coke Oven Charging Emissions	United States - 5,447,606 Australia - 677,674 Belgium - 698,071 Brazil - PI9406601-9 Chile - 39,582 Spain - 698,071 France - 698,071 Germany - 69428042.9 Great Britain - 698,071 India - 182,312 India (Divisional) 186,108 Italy - 698071 Japan - 3835810 Korea - 295,016 Mexico - 188022 Netherlands - 698,071 Poland - 177,709	Individual coke ovens in a nonrecovery coke oven battery are charged through an open door at the pushing end of the ovens, and emissions escaping through the open door of the respective ovens during charging are captured by a hood mounted on the pushing and charging machine for movement therewith along the pushing side of the battery and for movement thereon from a retracted position spaced outwardly from the ovens and a capturing position above the open oven door. Air and emissions captured by the hood are withdrawn and passed through an air cleaner mounted on the pushing and charging machine to remove smoke and particulates before being discharged to the atmosphere.

Title	Country - Patent Number	Abstract
Emissions Control in a Nonrecovery Coking Operation B Coke Oven Door	United States -5,928,476	A plurality of sole flue-heated, non-recovery coke ovens constructed in side-by-side relation in a battery have their chimney uptake outlets connected to a common combustion tunnel extending longitudinally of and above the battery and connected to stacks at spaced intervals along its length. Each oven has a bypass flue directly connecting the top of its coking chamber to the combustion tunnel, and a normally closed valve in each bypass is operable to selectively connect the coking chamber to the tunnel to permit charging gases to be drawn from the chambers to be burned in the tunnel and stack. A controlled amount of combustion air can be admitted to promote the continued burning process and provide maximum heat in the sole flues.
Method And Apparatus for Coal Coking	United States -6,290,494 Brazil - PI 0114524 China - 354944 Spain - 1325278 India - 00376 India (Divisional) - *number pending* Poland - 197075	The coke oven feed device includes a movable, elongate charging plate having a first end and a second end, retractable side-walls adjacent the charging plate, first and second end walls adjacent the first and second ends of the charging plate and a shuttle section adjacent the first end of the charging plate for spanning an area between the first end of the charging plate and an entrance to the oven. A charging plate moving device is provided for moving the charging plate into and out of the oven. The apparatus provides a means for quickly charging coking ovens with a compacted coal charge so that lower quality coals may be used to make metallurgical coke.
Coke Oven Flue Gas Sharing	United States -6,596,128 Australia - 239860 Brazil - PI0207428-1 Canada - 2438132 China - 02808224.9 Spain - 1427794 India - 234205 Japan - 4143410 Korea - 0724182 Poland - 368842	The invention provides a method and apparatus for decreasing gas flow rates in a sole flue gas system for a coke oven during at least an initial coking operation after charging a coking oven with coal. The method includes providing a duct system between a first coke oven having a first coking chamber and a second coke oven having a second coking chamber to direct at least a portion of gas from a gas space in first coking chamber to the second coke oven thereby reducing a gas flow rate in the first sole flue gas system of the first coke oven. Reduction in sole flue gas flow rates has a beneficial effect on product throughput, the life of the coke oven and environmental control of volatile emissions from coke ovens.

Title	Country - Patent Number	Abstract
Coke Oven Rotary Wedge Door Latch	United States - 331,298 Brazil - PI0405826-7 Australia - 2005282855 Canada - 2578040 China - 0580038095.5 Spain - 05792763.4 India - 2207/DEL/07 Japan - 53262/07 Korea - 7007611/07 Russia - 112105/07 Ukraine - 87157 South Africa - 2007/01804	An oven door latch system for a coke oven door positionable within an oven door opening and method of sealing a coke oven. The door latch system includes a rotary member rotatively attachable to the oven door. The rotary member has a wedge-shaped, arcuate engagement edge for variably engaging a striker plate on a buck stay member adjacent the oven door opening when the oven door is disposed in the opening of the oven. A tab member is also included on the rotary member. A remotely operated adjustment actuator is provided for engaging the tab member to rotate the rotary member in conjunction with an oven door opening or closing operation. Enhanced oven door sealing is provided by the rotary wedge latch system.
Method and Apparatus for Compacting Coal for a Coal Coking Process	United States -7,497,930 Australia -*number pending* Brazil - *number pending* Canada - 2652607 China - 7/80022308.4 Spain - *number pending* India – 9741/DEL/08 Japan - *number pending* Korea - 08/7030643 Russia - 09/101188 Ukraine - 200814111 South Africa - 2008/09838	Relatively high speed methods for increasing the bulk density of coal particles, apparatus for increasing the bulk density of coal particles and methods for making metallurgical coke. Once such method includes depositing coal particles onto a charging plate external to a coking oven to provide an elongate bed of dry, uncompacted coal having an upper surface of the charging plate. The charging plate has side walls, and at least one movable end wall An impact pressure is applied to the upper surface of the bed of dry, uncompacted coal while degassing the coal to provide a dry, compacted coal bed having a bulk density ranging from about 960 to about 1200 kilograms per cubic meter.

Title	Country - Patent Number	Abstract
Improved Method And Apparatus for Producing Coke	United States - 07/062787 Australia - 0//223708 Brazil - PI0707048-9 Canada - 262710 China - 7/800076884 Spain - 0757466.3 IN 7452/DEL/08 Japan - 557458/08 Korea - 08/7024277 Russia - 08/139303 Ukraine - 08/11774 South Africa - 08/07319	A method and apparatus for quenching metallurgical coke made in a coking oven. The method includes pushing a unitary slab of hot coke onto a substantially planar receiving surface of a hot car. The hot car containing the coke is then transported to a quench car station. The unitary slab of hot coke is pushed onto a substantially planar receiving surface of a quench car at the quench car station. Quenching of the slab of hot coke is conducted in the quench car with a predetermine amount of water. After quenching, the quenched coke is dumped onto a receiving pad for collection thereof.
Flat Push Coke Wet Quenching Apparatus And Process	PCT 2010021094	A method and apparatus for quenching metallurgical coke made in a coking oven. The method includes pushing a unitary slab of incandescent coke onto a substantially planar receiving surface of an enclosed quenching car so that substantially all of the coke from the coking oven is pushed as a unitary slab onto the receiving surface of the quenching car. The slab of incandescent coke is quenched in an enclosed environment within the quenching car with a plurality of water quench nozzles while submerging at least a portion of the slab of incandescent coke by raising a water level in the quenching car. Subsequent to quenching the coke, the planar receiving surface is tilted to an angle sufficient to slide the quenched coke off of the planar receiving surface and onto a product collection conveyer and sufficient to drain water from the quenched coke.

Title	Country - Patent Number	Abstract
Cleanable In Situ Spark Arrestor	PCT 2010021095	A system for reducing the occurrence of fires in a fabric filter dust collection system. The system includes an elongated housing having a first end and a second end distal from the first end. A gas flow inlet is provided in flow communication with an interior portion of the housing for flow of gas and particulates from a source into the housing. A gas flow outlet is provided in flow communication with the housing for flow of gas and particulates out of the housing and into the dust collection system. An elongated spark arrestor is disposed in the housing between the first end and the second end. The spark arrestor has a plurality of spaced-apart, wedge-shaped members having a gap between adjacent members sufficient to interrupt the flow of combustible particles from the source to the dust collection system.

Schedule 2.2(a)(i)

Title (evidenced by certificates) to the vehicles with the following title numbers (or vehicle identification numbers, where specified):

- 91431735
- 91431732
- 91432321
- 91432326
- 91432323
- 91432325
- X9317615648
- X9317615649
- X9317615492
- VIN: 08-15840
- VIN: 08-15841
- VIN: 08-15842
- X9317615647
- X9317615494
- X9317615493
- X9317615491
- X0005655306

Schedule 2.8(b)(ii)

1. Steam Supply and Purchase Agreement, effective as of January 1, 2011, between Haverhill North Coke Company and Sunoco, Inc. (R&M)

2. Settlement and Mutual Release Agreement, as of January 26, 2011 by and between Jewell Coke Company, L.P., Haverhill North Coke Company, and SunCoke Technology and Development Corp. (f/k/a SunCoke Energy, Inc.), and Sunoco, Inc. (Sun Partners) and ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.), ArcelorMittal Indiana Harbor LLC (f/k/a ISG Indiana Harbor Inc.,) and ArcelorMittal USA LLC (f/k/a ArcelorMittal USA Inc.) (AM Partners)

3. Guarantee Agreement, dated as of December 29, 2006, by and between General Electric Capital Corporation (as Guarantor) and Jewell Coke Acquisition Company (successor to Jewell Coke Company), Sunoco, Inc.

Schedule 5.9(a)

1. Guaranty Agreement, dated as of February 19, 1998, by and between Sunoco, Inc. (f/k/a Sun Company, Inc.) (as Guarantor) and DTE Indiana Harbor Holdings, LLC (successor to DTE Indiana Harbor LLC).

2. Guarantee Agreement, dated as of October 11, 2010, by Sunoco, Inc. (as Guarantor) in favor of Teck Coal Limited (as Beneficiary) (re: Purchase Order No. 2010-0706 dated July 6, 2010).

3. Guaranty Agreement (Coke Purchase Agreement), dated as of November 4, 1996, by and between Sunoco, Inc. (f/k/a Sun Company, Inc.) (as Guarantor) and ArcelorMittal USA Inc. (successor to Inland Steel Company).

4. Guaranty Agreement (Coke Access, Operating and Fuel Supply and Processing Agreement), dated as of November 4, 1996, by and between Sunoco, Inc. (f/k/a Sun Company, Inc.) (as Guarantor) to Cokenergy, Inc.

Exhibit 10.7

SUNCOKE ENERGY, INC.

LONG-TERM PERFORMANCE ENHANCEMENT PLAN

(effective as of _____)

ARTICLE I
DEFINITIONS

As used in this Plan, the following terms shall have the meanings herein specified:

1.1 "Adjusted Awards" shall have the meaning provided herein at Section 2.1(e).

1.2 "Applicable Exchange" shall mean the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

1.3 "Affiliate" shall mean any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

1.4 "Aggregate Exercise Price" shall have the meaning provided herein at Section 3.6.

1.5 "Award" shall mean an Option, Restricted Stock or a Share Unit granted pursuant to the terms of the Plan, including Adjusted Awards.

1.6 "Board of Directors" shall mean the Board of Directors of the Company.

1.7 "Business Combination" shall have the meaning provided herein at Section 1.8(c).

1.8 "Change in Control" shall mean the occurrence of any of the following events:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) or more of either (i) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this clause (a), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by, controlling or under common control with the Company, or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (c)(i), (c)(ii) and (c)(iii) of this definition;

(b) Individuals who, as of the date that the Plan becomes effective, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or

removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors;

(c) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination:

(i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the assets of the Company, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be,

(ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination or any of their respective subsidiaries) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and

(iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company;

provided, however, that in no event shall the IPO or the subsequent distribution of Shares from Sunoco, Inc. to the Sunoco, Inc. shareholders (the "Distribution") constitute a Change in Control. For the avoidance of doubt, with respect to Adjusted Awards, any reference in an Award Agreement or the applicable Sunoco Long-Term Incentive Plan to a "change in control," "change of control" or similar definition shall be deemed to refer to a Change in Control hereunder.

1.9 "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.10 "<u>Committee</u>" shall mean the committee appointed to administer this Plan by the Board of Directors, as constituted from time to time. The Committee shall consist of at least two (2) members of the Board of Directors, each of whom shall meet applicable requirements set forth in the pertinent regulations under Section 16 of the Exchange Act and Section 162(m) of the Code.

1.11 "<u>Common Stock</u>" shall mean common stock, par value $0.01 per share, of SunCoke Energy, Inc.

1.12 "<u>Company</u>" shall mean SunCoke Energy, Inc.

1.13 "<u>Corporate Transaction</u>" shall have the meaning provided herein at Section 6.8(b).

1.14 "<u>Disaffiliation</u>" shall mean, for purposes of Section 6.8(b) hereof, a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

1.15 "<u>Dividend Equivalents</u>" shall have the meaning provided herein at Section 4.3.

1.16 "<u>Dividend Equivalent Account</u>" shall have the meaning provided herein at Section 4.3.

1.17 "<u>Eligible Individuals</u>" means officers and employees of the Company or any of its Subsidiaries or Affiliates, and prospective officers and employees who have accepted offers of employment from the Company or its Subsidiaries or Affiliates so designated.

1.18 "<u>Employment Termination Date</u>" shall mean, with respect to any Participant, the date on which the employment relationship between the Participant and the Company and its Subsidiaries is terminated; <u>provided</u>, <u>however</u>, that with respect to any Award that constitutes "non-qualified deferred compensation" within the meaning of Section 409A of the Code, Employment Termination Date shall mean the date on which the Participant experiences a "separation from service" as defined under Section 409A of the Code. For the avoidance of doubt, neither the IPO nor the Distribution shall constitute a termination of employment for purposes of any Adjusted Award.

1.19 "<u>Exchange Act</u>" shall mean the Securities Exchange Act of 1934, as amended.

1.20 "<u>Exercise Price</u>" shall mean the purchase price per Share deliverable upon the exercise of an Option.

1.21 "<u>Fair Market Value</u>" shall mean, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, taking into account, to the extent appropriate, the requirements of Section 409A of the Code.

-3-

1.22 "Grant Date" shall have the meaning provided herein at Section 3.1.

1.23 "Immediate Family Member" shall mean spouse (or common law spouse), siblings, parents, children, stepchildren, adoptive relationships and/or grandchildren of the Participant (and, for this purpose, also shall include the Participant).

1.24 "Incumbent Board" shall have the meaning provided herein at Section 1.8(b).

1.25 "IPO" shall mean the initial public offering of SunCoke Energy, Inc.

1.26 "Just Cause" shall mean, unless otherwise defined in an Award agreement, as determined by the Committee:

(a) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company and its Subsidiaries (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board of Directors or the Chief Executive Officer that specifically identifies the manner in which the Board of Directors or the Chief Executive Officer believes that the Participant has not substantially performed the Participant's duties;

(b) indictment of the Participant for a felony in connection with the Participant's employment duties or responsibilities to the Company and its Subsidiaries that is not quashed within six (6) months;

(c) conviction of Participant of a felony;

(d) willful conduct by the Participant in connection with the Participant's employment duties or responsibilities to the Company and its Subsidiaries that is gross misconduct (including, but not limited to, dishonest or fraudulent acts) and places the Company and its Subsidiaries at risk of material injury; or

(e) the Participant's failure to comply with a policy of the Company and its Subsidiaries that places the Company and its Subsidiaries at risk of material injury.

For purposes of this Section 1.26, no act, or failure to act, on the part of the Participant shall be considered "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Company. In addition, for purposes of this Section 1.26, "injury" shall include, but not be limited to, financial injury and injury to the reputation of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors or upon the instructions of the Chief Executive Officer or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Company.

1.27 "Option" shall have the meaning provided herein at Section 3.1.

1.28 "Optionee" shall mean the holder of an Option.

1.29 "<u>Outstanding Company Common Stock</u>" shall have the meaning provided herein at Section 1.8(a).

1.30 "<u>Outstanding Company Voting Securities</u>" shall have the meaning provided herein at Section 1.8 (a).

1.31 "<u>Participant</u>" shall mean an Eligible Individual to whom an Award is or has been granted.

1.32 "<u>Performance Goals</u>" shall mean the specific targeted amounts of, or changes in, financial or operating goals including: revenues; expenses; net income; operating income; operating income after tax; equity; return on equity, assets or capital employed; working capital; total shareholder return; earnings before interest, taxes, depreciation and amortization ("<u>EBITDA</u>"); earnings before interest and taxes ("<u>EBIT</u>"); operating capacity utilized; production or sales volumes; throughput, cost of refining/processing; margin capture; gross margin; or operating margin. Such goals may be applicable to the Company as a whole or one or more of its business units and may be applied in total or on a per share, per barrel or percentage basis and on an absolute basis or relative to other companies, industries or indices or any combination thereof, as determined by the Committee.

1.33 "<u>Performance Share Units</u>" shall have the meaning provided herein at Section 4.1.

1.34 "<u>Person</u>" shall have the meaning provided herein at Section 1.8(a).

1.35 "<u>Plan</u>" shall mean this SunCoke Energy, Inc. Long-Term Performance Enhancement Plan, as amended from time to time.

1.36 "<u>Qualified Performance-Based Award</u>" shall mean an Award intended to qualify for the Section 162(m) Exemption.

1.37 "<u>Qualifying Termination</u>" shall mean, unless otherwise defined in an Award agreement, with respect to the employment of any Participant who is a participant in the SunCoke Energy, Inc. Special Executive Severance Plan, a "Qualifying Termination" as defined in such plan, and with respect to the employment of any other Participant, the following:

(a) a termination of employment by the Company within twenty-four (24) months after a Change in Control, other than for Just Cause, death or permanent disability; or

(b) a termination of employment by the Participant within twenty-four (24) months after a Change in Control for one or more of the following reasons:

(i) the assignment to such Participant of any duties inconsistent in a way significantly adverse to such Participant, with such Participant's positions, duties, responsibilities and status with the Company and its Subsidiaries immediately prior to the Change in Control, or a significant reduction in the duties and responsibilities held by the Participant immediately prior to the Change in Control, in each case except in connection with such Participant's termination of employment by the Company for Just Cause; or

(ii) a reduction by the Company in the Participant's combined annual base salary and guideline (target) bonus as in effect immediately prior to the Change in Control; or

(iii) the Company requires the Participant to be based anywhere other than the Participant's present work location or a location within thirty-five (35) miles from the present location; or the Company requires the Participant to travel on Company business to an extent substantially more burdensome than such Participant's travel obligations during the period of twelve (12) consecutive months immediately preceding the Change in Control,

(each of clauses (i) through (iii), a "Good Reason Event"); provided, however, that in the case of any such termination of employment by a Participant under this subparagraph (b), such termination shall not be deemed to be a Qualifying Termination unless (x) Participant has notified the Company in writing describing the occurrence of one or more Good Reason Events within sixty days of such occurrence, (y) the Company fails to cure such Good Reason Event within thirty days after its receipt of such written notice and (z) the termination of employment occurs within 120 days after the occurrence of the applicable Good Reason Event.

1.38 "Restricted Stock" shall have the meaning provided herein at Section 5.1(a).

1.39 "Restricted Share Units" shall have the meaning provided herein at Section 4.1.

1.40 "Restriction Period" shall have the meaning provided herein at Section 5.1(c).

1.41 "Section 162(m) Exemption" shall mean the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

1.42 "Separation Agreement" shall mean the Separation and Distribution Agreement by and between Sunoco, Inc. and SunCoke Energy, Inc.

1.43 "Share" shall mean a share of Common Stock.

1.44 "Share Change" shall have the meaning provided herein at Section 6.8(a).

1.45 "Share Units" shall have the meaning provided herein at Section 4.1.

1.46 "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

1.47 "SunCoke Energy, Inc." shall mean SunCoke Energy, Inc., a Delaware corporation, and any successor thereto by merger, consolidation, liquidation or purchase of assets or stock or similar transaction.

1.48 "Sunoco Long-Term Incentive Plan" shall have the meaning provided in the Separation Agreement.

ARTICLE II
PURPOSES AND TERM OF PLAN; ADMINISTRATION; ELIGIBILITY FOR PARTICIPATION; LIMITATION ON AWARDS AND RULES FOR CALCULATING SHARES DELIVERED

2.1 <u>Purposes of the Plan</u>. The purposes of this Plan are to:

(a) better align the interests of shareholders and management of the Company by creating a direct linkage between Participants' rewards and shareholders' gains;

(b) provide management with the ability to increase equity ownership in the Company;

(c) provide competitive compensation opportunities that can be realized through attainment of performance goals;

(d) provide an incentive to management for continuous employment with the Company; and

(e) to assume and govern other awards pursuant to the adjustment of awards granted under any Sunoco Long-Term Incentive Plan in accordance with the terms of the Separation Agreement.

It is intended that certain Awards made under the Plan will qualify as Qualified Performance-Based Awards.

2.2 <u>Term of the Plan</u>. No Awards will be made under this Plan after [_____], 2021. The Plan and all Awards made under the Plan prior to such date shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

2.3 <u>Administration</u>. The Plan shall be administered by the Committee, which shall have the authority, in its sole discretion and from time to time to, among other things:

(a) designate the Participants;

(b) grant Awards provided in the Plan in such form and amount as the Committee shall determine;

(c) determine the terms and conditions of each Award under the Plan and impose such limitations, restrictions and conditions upon any such Award, in each case as the Committee shall deem appropriate; and

(d) interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.

The decisions and determinations of the Committee on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Committee shall be liable for any action taken or not taken or decision made or not made in good faith relating to the Plan or any Award thereunder.

2.4 <u>Eligibility for Participation</u>. Awards may be granted under the Plan to (a) Eligible Individuals and, (b) with respect to Adjusted Awards, in accordance with the terms of the Separation Agreement.

2.5 <u>Types of Awards Under the Plan</u>. Awards under the Plan may be in the form of any one or more of the following:

(a) Options, as described in Article III;

(b) Share Units, as described in Article IV; and/or

(c) Restricted Stock, as described in Article V.

2.6 <u>Limitation on Awards; Rules for Calculating Shares Delivered</u>.

(a) The maximum number of Shares that may be delivered to Participants and their beneficiaries under the Plan shall be the sum of (i) the number of Shares that may be issuable upon exercise or vesting of the Adjusted Awards and (ii) 6,000,000. The limit set forth in this Section 2.6(a) shall be subject to the provisions of Section 6.8. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

(b) During a calendar year, no single Participant may be granted:

(i) Options covering in excess of 1,250,000 Shares; or

(ii) Qualified Performance-Based Awards in the form of Share Units or Restricted Stock covering in excess of 750,000 Shares in the aggregate;

provided, however, that Adjusted Awards shall not be subject to the limitation set forth in this Section 2.6(b). The limits set forth in this Section 2.6(b) shall be subject to the provisions of Section 6.8.

(c) With respect to Awards other than Adjusted Awards, to the extent that any Award is forfeited, or any Option terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Award not delivered as a result thereof shall again be available for Awards under the Plan.

(d) With respect to Awards other than Adjusted Awards, if the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares to the Company (by either actual delivery or by attestation), only the number of Shares issued net of the Shares delivered or attested to shall be deemed delivered for purposes of the limits set forth in Section 2.6(a). To the extent any Shares subject to an Award are withheld to satisfy the exercise price (in the case of an Option) and/or the tax withholding

obligations relating to such Award, such Shares shall not be deemed to have been delivered for purposes of the limits set forth in Section 2.6(a).

ARTICLE III
OPTIONS

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Separation Agreement and the terms of the Adjusted Award assumed under the Separation Agreement:

3.1 <u>Award of Options</u>. The Committee, from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, may grant to any Participant one or more options (not intended to qualify as "incentive stock options" under section 422 of the Code) ("<u>Options</u>") to purchase the number of Shares allotted by the Committee. The "<u>Grant Date</u>" for each Option shall be the date of the Committee action to make the Award or, if later, the date selected by the Committee as the date of grant of the Option pursuant to the Plan; <u>provided</u>, <u>however</u>, that with respect to any Adjusted Award, Grant Date shall mean the initial date on which an Adjusted Award was granted under the applicable Sunoco Long-Term Incentive Plan.

3.2 <u>Option Agreements</u>. The grant of an Option shall be evidenced by a written Option agreement, executed by the Company and the holder of an Option, stating the number of Shares subject to the Option evidenced thereby, the vesting terms, the treatment of the Option upon a Participant's termination of employment, and such other provisions as the Committee may from time to time determine.

3.3 <u>Exercise Price</u>. The Exercise Price shall be not less than the Fair Market Value on the Grant Date. In no event may any Option granted under this Plan be amended, other than pursuant to Section 6.8, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Option with a lower exercise price or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option, unless such amendment, cancellation, or action is approved by the Company's stockholders.

3.4 <u>Term and Exercise</u>. The term and the vesting schedule of each Option shall be determined by the Committee. No Option shall be exercisable after the expiration of its term and the maximum term of any Option shall be ten years.

3.5 <u>Transferability</u>.

(a) No Option may be transferred by the Participant other than by will, by the laws of descent and distribution or, to the extent not inconsistent with the applicable provisions of the Code, pursuant to a domestic relations order under applicable provisions of law, and during the Participant's lifetime the Option may be exercised only by the Participant; <u>provided</u>, <u>however</u>, that, subject to such limits as the Committee may establish, the Committee, in its discretion, may allow the Participant to transfer an Option for no consideration to, or for the benefit of, an Immediate Family Member or to a bona fide trust for the exclusive benefit of such Immediate Family Member, or a partnership or limited liability company in which Immediate Family Members are the only partners or members.

(b) A transfer pursuant to Section 3.5(a) may only be effected following advance written notice from the Participant (or Participant's estate) to the Committee, describing the terms and conditions of the proposed transfer, and such transfer shall become effective only when recorded in the Company's record of outstanding Options. Any such transfer pursuant to Section 3.5(a) is further conditioned on the Participant and such Immediate Family Member or other transferee agreeing to abide by the Company's then-current Option transfer guidelines. In the discretion of the Committee, the right to transfer an Option pursuant to Section 3.5(a) also will apply to the right to transfer ancillary rights associated with such Option, and to the right to consent to any amendment to the applicable Option agreement.

(c) Subsequent transfers by a transferee pursuant to Section 3.5(a) shall be prohibited except in accordance with the laws of descent and distribution, or by will.

(d) Following any transfer pursuant to this Section 3.5, any transferred Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and the terms "Optionee" or "Participant" shall be deemed to include the transferee; provided, however, that the terms governing exercisability of an Option that apply following any events of termination of employment shall apply based on the employment status of the original Optionee. Neither the Committee nor the Company will have any obligation to inform any transferee of an Option of any expiration, termination, lapse or acceleration of such Option. The Company will have no obligation to register with any federal or state securities commission or agency any Shares issuable or issued under an Option that has been transferred by a Participant under this Section 3.5.

3.6 Manner of Payment. Each Option agreement shall set forth the procedure governing the exercise of the Option granted thereunder, and shall provide that, upon such exercise in respect of any Shares subject thereto, the Optionee shall pay to the Company, in full, an amount (such amount, the "Aggregate Exercise Price") equal to the product of (a) the Exercise Price, and (b) the number of Shares with respect to which Optionee exercises the Option (together with payment for any taxes which the Company is required by law to withhold by reason of such exercise) with cash or with Shares. A Participant may pay the Aggregate Exercise Price with respect to an Option that the Participant exercises through the delivery of Shares owned by the Optionee, or by foregoing delivery of Shares subject to the Option, in each case having an aggregate Fair Market Value (as determined as of the date prior to exercise) equal to the Aggregate Exercise Price; provided, however, that any use of Shares to satisfy the Aggregate Exercise Price in accordance with this provision must be in compliance with then-applicable accounting rules.

3.7 Issuance and Delivery of Shares. As soon as practicable after receipt of payment, the Company shall deliver to the Optionee a certificate or certificates for, or otherwise register the Optionee on the books and records of the Company as a holder of, such Shares. The Optionee shall become a shareholder of the Company with respect to the Shares so registered, or represented by Share certificates so issued, and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder except to the extent otherwise provided in the Option agreement.

3.8 <u>Section 162(m) of the Code</u>. The provisions of this Plan are intended to ensure that all Options granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention.


ARTICLE IV
SHARE UNITS


With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the Separation Agreement and the terms of the Adjusted Award assumed under the Separation Agreement:

4.1 <u>Award of Share Units</u>. The Committee, from time to time, and subject to the provisions of the Plan, may grant to any Participant Awards denominated in Shares ("<u>Share Units</u>") that will be settled, subject to the terms and conditions of the Share Units, in an amount in cash, Shares or both. At the time it authorizes the grant of any Share Units, the Committee shall condition the vesting of the Share Units upon either (a) continued service of the applicable Participant ("<u>Restricted Share Units</u>"), (b) the attainment of performance goals, or (c) the attainment of performance goals and the continued service of the applicable Participant (clauses (b) and (c) together, "<u>Performance Share Units</u>"). Settlement of Share Units shall be made either in Shares, or in cash, at the sole discretion of the Committee. The medium of payment, whether in Shares or in cash, shall be set forth in the Committee's resolution granting the Share Units and in the Share Unit agreement with the Participant.

4.2 <u>Share Unit Agreements</u>. Share Units granted under the Plan shall be evidenced by written agreements stating the type of Share Units, the number of Share Units evidenced thereby, the vesting and settlement terms, the form of payment, the treatment of Share Units upon a Participant's termination of employment, and such other provisions as the Committee may from time to time determine.

4.3 <u>Dividend Equivalents</u>. Unless otherwise determined by the Committee, this Section 4.3 shall govern the treatment of Dividend Equivalents. A holder of Share Units will be entitled to receive payment from the Company in an amount equal to each cash dividend ("<u>Dividend Equivalent</u>") the Company would have paid to such holder had he, on the record date for payment of such dividend, been the holder of record of Shares equal to the number of outstanding Share Units. The Company shall establish a bookkeeping account on behalf of each Participant in which the Dividend Equivalents allocated to such Participant ("<u>Dividend Equivalent Account</u>") shall be credited. The Dividend Equivalent Account will not bear interest. Vesting and payment of Dividend Equivalents will correspond to the vesting and settlement of the Share Units with respect to which the Dividend Equivalents relate.

4.4 <u>Section 162(m) of the Code</u>. In the event that the Committee conditions the vesting of an Award of Share Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee


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may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award.

ARTICLE V
Restricted Stock

5.1 <u>Award of Restricted Stock</u>.

(a) The Committee, from time to time, and subject to the provisions of the Plan, may grant to any Participant Awards in the form of actual Shares that are subject to restrictions on transfer, the lapse of which restrictions is contingent upon continued service and/or the satisfaction of performance conditions ("<u>Restricted Stock</u>"). Restricted Stock shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Restricted Stock shall be registered in the name of the applicable Participant and, in the case of Restricted Stock, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock
> represented hereby are subject to the terms and conditions
> (including forfeiture) of the SunCoke Energy, Inc. Long-Term
> Performance Enhancement Plan and an award agreement. Copies
> of such plan and agreement are on file at the offices of SunCoke
> Energy, Inc., 1011 Warrenville Road, 6th Floor, Lisle, IL 60532."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award.

(c) Subject to the provisions of the Plan and the applicable Award agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "<u>Restriction Period</u>"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

5.2 <u>Restricted Stock Agreements</u>. Restricted Stock granted under the Plan shall be evidenced by written agreements stating the number of Shares of Restricted Stock evidenced thereby, the vesting and settlement terms, the treatment of the Award upon a Participant's

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termination of employment, and such other provisions as the Committee may from time to time determine.

5.3 <u>Rights of a Stockholder</u>. Except as provided in this Section 5 and in the applicable Award agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding Common Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. Vesting and payment of any cash dividends will correspond to the vesting of the Restricted Stock with respect to which such dividends relate. If so determined by the Committee in the applicable Award agreement and subject to Section 6.11, (a) cash dividends on the Common Stock that is the subject of the Restricted Stock Award shall be automatically reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (b) subject to any adjustment pursuant to Section 6.8, dividends payable in Common Stock shall be paid in the form of Restricted Stock, held subject to the vesting of the underlying Restricted Stock.

5.4 <u>Delivery of Unlegended Certificates</u>. If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

ARTICLE VI
MISCELLANEOUS

6.1 <u>General Restriction</u>. Each Award under the Plan shall be subject to the requirement that if, at any time, the Committee shall determine that:

(a) the listing, registration or qualification of the Shares subject or related thereto upon any securities exchange or under any state or Federal law; or

(b) the consent or approval of any government regulatory body; or

(c) an agreement by the recipient of an Award with respect to the disposition of Shares,

is necessary or desirable as a condition of, or in connection with, the granting of such Award or the issue or purchase of Shares thereunder, then such Award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

6.2 <u>Non-Assignability</u>. Awards under the Plan shall not be assignable or transferable by the recipient thereof, except by will or by the laws of descent and distribution, except as otherwise set forth in this Plan or except as otherwise determined by the Committee.

6.3 <u>Right to Terminate Employment; Effect of Disaffiliation</u>. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Participant the right to continue in the employment of the Company, or affect any right which the Company may have to terminate the employment of, or service by, such Participant. If an Affiliate ceases to be an Affiliate as a result of the sale or other disposition by the Company or one of its continuing

Affiliates of its ownership interest in the former Affiliate, or otherwise, then individuals who remain employed by such former Affiliate thereafter shall be considered for all purposes under the Plan to have terminated their employment relationship with the Company and its Subsidiaries.

6.4 <u>Non-Uniform Determinations</u>. The Committee's determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards, and the agreements evidencing same) need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

6.5 <u>Rights as a Shareholder</u>. Except as otherwise provided in Section 5.4 with respect to Restricted Stock, the recipient of any Award under the Plan shall have no rights as a shareholder with respect thereto unless and until Shares are issued on behalf of such recipient in "book-entry" form, in the records of the Company's transfer agent and registrar, or certificates have been issued for such Shares.

6.6 <u>Leaves of Absence</u>. The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by the recipient of any Award. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (a) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (b) the impact, if any, of any such leave of absence on Awards under the Plan theretofore made to any recipient who takes such leaves of absence.

6.7 <u>Newly Eligible Employees</u>. The Committee shall be entitled to make such rules, regulations, determinations and Awards as it deems appropriate in respect of any employee who becomes eligible to participate in the Plan or any portion thereof after the commencement of an Award or incentive period.

6.8 <u>Adjustments</u>.

(a) In the event of a stock dividend, stock split, reverse stock split, share combination, or recapitalization or similar event affecting the capital structure of the Company (each a "<u>Share Change</u>"), the Committee or Board of Directors shall make an equitable and proportionate anti-dilution adjustment. Such mandatory adjustment may include a change in one or more of the following: (i) the aggregate number of Shares reserved for issuance and delivery under Section 2.6(a) of the Plan; (ii) the individual limits under Section 2.6(b) of the Plan; (iii) the number of Shares or other securities subject to outstanding Awards under the Plan; (iv) the exercise price of outstanding Options; and (v) other similar matters.

(b) In the event of a merger, amalgamation, consolidation, acquisition of property or shares, separation, spinoff, other distribution of stock or property (including any extraordinary cash or stock dividend), reorganization, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries that is not a Share Change (each, a "<u>Corporate Transaction</u>"), the Committee or the Board of Directors may

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in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under Section 2.6(a) of the Plan; (ii) the individual limits under Section 2.6(b) of the Plan; (iii) the number and kind of Shares or other securities subject to outstanding Awards under the Plan; (iv) the exercise price of outstanding Options; and (v) other similar matters, and such adjustments may include, without limitation, (A) the cancellation of outstanding Awards granted under the Plan in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board of Directors in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee or the Board of Directors that the value of an Option shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option shall conclusively be deemed valid), (B) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards under the Plan, and (C) in connection with any Disaffiliation, arranging for the assumption of Awards granted under the Plan, or replacement of Awards granted under the Plan with new Awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation as well as any corresponding adjustments to Awards under the Plan that remain based upon Company securities.

6.9 <u>Change in Control</u>. The Committee may provide in any Award agreement for provisions relating to a Change in Control, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any outstanding Awards.

6.10 <u>Amendment of the Plan; Amendment of Awards</u>.

(a) The Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

(b) Subject to Section 3.3, the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or without the Participant's consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

6.11 <u>Limitation on Dividend Reinvestment and Dividend Equivalents</u>. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 2.6 for such reinvestment or payment (taking into account then outstanding Awards).

6.12 <u>Required Taxes</u>. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. If determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares.

6.13 <u>Section 409A of the Code</u>. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in the immediately following sentence, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" subject to Section 409A of the Code, any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's termination of employment shall be delayed until the first day of the seventh month following the Participant's termination of employment if the Participant is a "specified employee" within the meaning of Section 409A of the Code.

6.14 <u>Governing Law</u>. This Plan shall be construed in accordance with and governed by the laws of the State of Delaware.

6.15 <u>Separation Agreement</u>. Notwithstanding anything in this Plan to the contrary, to the extent that the terms of this Plan are inconsistent with the terms of an Adjusted Award, the terms of the Adjusted Award shall be governed by the Separation Agreement, the applicable Sunoco Long-Term Incentive Plan and the award agreement entered into thereunder.

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Exhibit 10.18

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

AMENDED AND RESTATED COKE SUPPLY AGREEMENT

By and Between

JEWELL COKE COMPANY, L.P.,

And

ISG CLEVELAND INC., ISG INDIANA HARBOR INC., AND ISG SPARROWS POINT INC.

DATED OCTOBER 28, 2003

AMENDED AND RESTATED COKE SUPPLY AGREEMENT

THIS AMENDED AND RESTATED COKE SUPPLY AGREEMENT, dated as of October 28th, 2003 (the "Agreement"), is by and between JEWELL COKE COMPANY, L.P., a Delaware Limited Partnership, (hereinafter "Jewell"), on the one hand, and ISG CLEVELAND INC., a Delaware corporation, ISG INDIANA HARBOR INC., a Delaware corporation, and ISG SPARROWS POINT INC., a Delaware corporation (collectively, the "Purchasers"), on the other.

PREAMBLE

WHEREAS, Purchasers are desirous of obtaining an assured supply of blast furnace coke;

WHEREAS, Jewell has the ability to furnish blast furnace coke produced at its coke plant and related facilities located at Vansant, Virginia (the "Coke Plant"), and is desirous of supplying such Coke to Purchasers;

WHEREAS, Jewell and Purchasers are parties to that certain Coke Supply Agreement dated as of October 2nd, 2002, as amended (the "Original Agreement");

WHEREAS, Jewell and Purchasers desire to amend and restate the Original Agreement in the manner set forth in this Agreement; and

WHEREAS, concurrently herewith Haverhill North Coke Company (an affiliate of Jewell) and Purchasers have entered into that certain "Coke Supply Agreement" (the "Haverhill Agreement").

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and intending to be legally bound hereby, Jewell and Purchasers hereby agree as follows:

ARTICLE I

DEFINITIONS

In addition to the definitions referenced in this Agreement, the following terms shall have the following definitions:

1.1 "ASTM Standards" are the standards and procedures of the American Society for Testing and Materials.

1.2 "Breeze" means material that is screened when Seller screens for ***** Coke.

1.3 "Coke" means blast furnace coke that is produced at the Coke Plant, and that Jewell delivers to Purchasers pursuant to this Agreement. Coke does not include any by-products such as Breeze, waste heat, or products from such waste heat.

1.4 "Constructively Placed" refers the placement by Norfolk Southern or another rail carrier (as applicable) of a Coke shipment or any portion thereof at a location other than a Delivery

1

Point, which results from an inability or unwillingness by Purchasers to receive or unload such shipment or portion thereof at such Delivery Point.

1.5 "Contract Year" means, as applicable, (i) each calendar year or portion thereof transpiring until the "Full Production Date" of the Haverhill coke plant, as set forth in the Haverhill Agreement; and (ii) thereafter, each "Contract Year" as defined in the Haverhill Agreement.

1.6 "Purchaser" means as applicable, ISG Cleveland Inc., a Delaware corporation, ISG Indiana Harbor, Inc., a Delaware corporation or ISG Sparrows Point Inc., a Delaware corporation.

1.7 "Purchasers' Requirements" means, for each Contract Year transpiring during the Requirements Term, the coke Tonnage requirements of Purchasers and their affiliates in excess of 2.3 million Tons of coke. Provided, however, such requirements shall not exceed seven hundred ten thousand (710,000) Tons of Coke. An "affiliate" of Purchasers is any firm, corporation, partnership, limited liability corporation, association, trust or other enterprise which directly or indirectly controls, or is controlled by, or is under common control with, any Purchaser. For purposes of this definition, "control" of an enterprise means the power, directly or indirectly to direct or cause the direction of the management and policies of such enterprise whether by contract or otherwise.

1.8 "Section(s)" are the sections and subsections of the Articles contained in this Agreement.

1.9 "Taxes" means any tax imposed by any governmental authority in the form of sales, use, excise, value added, environmental, gross receipts or franchise tax (except for property taxes related to the coke plant operated by Jewell, or taxes based on or measured by the net income or net worth of Jewell), state and local product tax, state and local inspection fees, or similar taxes, assessments, or fees imposed with respect to the sale or purchase of coke pursuant to this Agreement. If the purchase of Coke by any Purchaser is exempt from sales or use tax, then that Purchaser shall furnish Jewell with a valid exemption certificate in form and content reasonably acceptable to Jewell. In the event any exemption is subsequently denied by any governmental authority, and as a result Jewell is assessed for such sales or use tax, then Purchasers shall reimburse Jewell for such Taxes including all interest and penalties associated therewith.

1.10 "Ton" or "Tonnage" means, as applicable, two thousand (2,000) net pounds. In the case of Coke, such Tonnage will be adjusted for moisture in accordance with the following formula:

Coke Ton or Tonnage $= \dfrac{\text{Short Ton(s) x (1- actual moisture content percentage)}}{***** \%}$

1.11 "Variable Cost Index" is the "Average Hourly Earnings of Production Workers for the Coal Mining Industry of the Natural Resources and Mining Sector, Series ID. CEU102121006", as published by the Bureau of Labor Statistics, for the most recent one (1) year period preceding the applicable adjustment date for which such data is available.

1.12 "Written" or "in Writing" means any form of written communication or a communication by means of e-mail, telex, telecopier device, telegraph or cable, overnight courier, or registered

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or certified mail (postage prepaid and return receipt requested), and shall be deemed to have been duly given or made upon receipt, or in the case of any electronic transmission, when confirmation of receipt is obtained.

ARTICLE II

TERM

2.1 <u>Take or Pay Term</u>. Unless sooner terminated pursuant to the provisions of Article VI, the "Take or Pay Term" under this Agreement commences as of the date of this Agreement, and shall expire as of the conclusion of the "Take or Pay Term" set forth in the Haverhill Agreement.

2.2 <u>Requirements Term</u>. Unless sooner terminated pursuant to the provisions of Article VI, the "Requirements Term" under this Agreement shall commence immediately following the expiration of the Take or Pay Term, and shall continue in effect until the last day of the month immediately following the date which is eight (8) years thereafter.

ARTICLE III

COKE PRICE AND PAYMENT TERMS

3.1 <u>Coke Price Through December 31, 2007</u>. The Coke Price through December 31, 2007 is the sum of (i) the Base Price per Ton of Coke (as defined in Section 3.1(a)), as adjusted in accordance with Section 3.1(a) and Schedule 3.1(a); (ii) applicable Transportation Costs (as defined in Section 3.1(b)); and (iii) applicable Taxes, provided, however, that during the Requirements Term, Purchasers shall not be liable for any "Deficit Charges" imposed by Norfolk Southern in accordance with Seller's transportation agreements where such Deficit Charges arise from Seller's failure to meet the Volume Commitment, to the extent such Volume Commitment exceeds Purchasers Requirements.

(a) *Initial Coke Price*. The Base Price per Ton of Coke, as of December 31, 2002, was $101.00. It has been and shall be adjusted every six (6) month period thereafter through December 31, 2007, in accordance with the adjustment formula set forth in Schedule 3.1(a). Provided, however, the caps for each calendar year applicable to each "Percentage Change" in the "Labor Component", the "Machinery Component" and the "Steel Component" (as those phrases are defined in Schedule 3.1(a) hereto) shall apply only through December 31, 2005.

(b) *Transportation Costs*. The Transportation Costs include the actual costs incurred by Jewell to transport Coke to each respective Delivery Point, namely (i) costs and charges payable by Jewell to Norfolk Southern Railway Company ("Norfolk Southern") in accordance with the transportation agreements between them; (ii) demurrage charges actually incurred by Jewell in connection with delays caused by any of the Purchasers in the placement or unloading of Coke at any Delivery Point; and (ii) the actual costs of freeze conditioning agents that are applied to Coke shipments during periods of cold weather at the express, Written request of any of the Purchasers. A true and correct copy of such transportation agreements are attached hereto and incorporated herewith as Schedule 3.1(b).

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3.2 <u>Coke Price Following December 31, 2007</u>. The Coke Price following December 31, 2007 is an amount equal to the sum of (i) the Fixed Cost per Ton of Coke; (ii) the Variable Cost per Ton of Coke (as defined in Section 3.2(b)); (iii) the Coal Cost per Ton of Coke (as defined in Section 3.2(c)); (iv) applicable Transportation Costs (as defined in Section 3.1(b)); and (v) applicable Taxes.

(a) <u>Fixed Price per Ton of Coke</u>. The Fixed Cost per Ton of Coke shall be ***** dollars***** ($*****), and shall not be subject to any escalation or decrease.

(b) <u>Variable Cost per Ton of Coke</u>. The Variable Cost per Ton of Coke from January 1, 2008 through December 31, 2008 shall be ***** dollars ($*****). Thereafter, the Variable Cost per Ton of Coke is subject to increase or decrease annually based upon the Variable Cost Index.

(c) Coal Costs per Ton of Coke. The Coal Cost per Ton of Coke for this Agreement is equivalent to (1) the "Coal Cost per Ton of Coke" as determined in accordance with Haverhill Agreement for the month in which the applicable Coke shipment is delivered to Purchasers, or is in transit to Purchasers, multiplied by (ii) the Coal Cost Basis. The Coal Cost Basis is the product of

The weighted average "Coal Cost per Ton of Coke from January 1, 2007 through December 31, 2007, as determined in accordance with the Haverhill Agreement + (the Initial Coke- Price in effect as of December 31, 2007 — [Fixed Cost per Ton of Coke + Variable Cost per Ton of Coke]).

3.3 <u>Taxes</u>. Taxes related to Coke shall be paid by Purchasers.

3.4 <u>Terms of Payment/Invoicing</u>.

(a) *Delivery of Invoice through December 31, 2007*. Through December 31,2007, promptly following the delivery to Norfolk Southern Railway Company and its subsidiary railroads ("Norfolk Southern") of each Coke shipment for delivery. to the appropriate Delivery Point, Jewell shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the parties in Writing, an invoice for each such Coke shipment to the party to which such Coke shipment is delivered and, as applicable, any amounts payable in accordance with Section 5.1(d). The invoiced amount shall be the product of (i) the Coke Tonnage for such shipment and (ii) the (A) Coke Price then in effect per Ton of Coke less (B) price adjustments to the Coke Price as determined in accordance with Section 5.2(c).

(b) *Delivery of Provisional Invoice following December 31, 2007*. Following December 31, 2007, promptly following the delivery to Norfolk Southern of each Coke shipment, Seller shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the parties in Writing, a provisional invoice for each such shipment to the Purchaser to which such shipment is delivered. The provisionally invoiced amount shall be (i) the product of (A) the Coke Tonnage for such shipment and (B) the Coke Price then in effect (based upon Seller's good faith estimate of the Coal Costs), less (ii) any price adjustments to the Contract Price as determined in accordance with Section 5.2(c) and, as applicable, shall include Taxes.

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(c) *Final Invoice.* Revisions to the provisional invoice set forth in Section 3.4(b) will be made on a special monthly final invoice delivered to the Purchaser to reflect actual adjustments to the Coal Costs for Coke delivered to Purchasers during the preceding month and, as applicable, any amounts payable in accordance with Section 5.1(d). That invoice will be submitted to Purchasers within fifteen (15) calendar days following the end of each applicable calendar month. The final invoice shall incorporate, as applicable, credits due to Purchasers or any additional amounts due from Purchasers. In the case of any credits, such credits will be deducted, on a pro rata basis, from the next succeeding invoice(s) submitted to Purchasers.

(d) *Payment.* Properly invoiced amounts shall become due and payable in immediately available federally insured wired funds fifteen (15) calendar days after the applicable Coke shipment has been delivered to the applicable Delivery Point. Such payment obligation shall not be subject to any right of set off. Purchasers shall be jointly and severally liable for the payment thereof. Any late payment shall accrue interest at the Interest Rate from the date such amount, becomes due through (but excluding) the date such payment is made. As used herein, the phrase "Interest Rate" means an interest rate equal to *****percent (*****%) above the rate announced by Chase Manhattan Bank as its prime rate at the date of accrual of the late payment.

3.5 <u>Breeze</u>. Jewell shall retain all Breeze for its own account, and Jewell shall retain all proceeds from the sale or other disposition of such Breeze. Provided, however, for each complete calendar year following 2004 and transpiring through the Take or Pay Term and the Requirements Term, Purchasers may, at their option, purchase Breeze for the market price therefore FOB the Coke Plant in effect as of the date Purchasers exercise that option. In order to exercise that option, Purchasers must collectively notify Jewell, in Writing, of their exercise thereof at least one hundred eighty (180) calendar days prior to the commencement of the applicable calendar year.

3.6 <u>Audit Rights</u>. Purchasers shall have the right, during normal working hours of Jewell, to review and inspect such books and records of Jewell and its affiliates as Purchasers deem reasonably necessary to verify any amounts payable by Purchasers under this Agreement. Purchasers shall provide Jewell with at least two (2) business days Written notice prior to its commencement of any such review and inspection. Such review and inspection shall take place at the place in which such books and records are customarily maintained. Purchasers acknowledge that such books and records shall be maintained at the Coke Plant, or at Jewell's corporate office.

ARTICLE IV

COKE QUANTITY; DELIVERIES

4.1 <u>Purchase and Sale</u>. Subject to the terms and conditions of this Agreement, Jewell shall produce, sell and deliver in full train shipments to Purchasers, and Purchasers shall purchase and accept delivery from Jewell, on a take or pay basis, not less than six hundred ninety thousand (690,000) nor more than seven hundred ten thousand (710,000) Tons of Coke in the aggregate for each calendar year transpiring during the Take or Pay Term or, as applicable, any portion of a calendar year transpiring therein, in which case such obligations shall be determined on a pro

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rata basis (the "Coke Supply and Purchase Obligation"). The quality of such Coke shall not, as applicable, exceed or be less than the "Reject Standards" set forth in Schedule 5.2 hereto (the "Reject Standards"). All Coke accepted by Purchasers shall correspondingly reduce their obligation to accept and purchase Coke in accordance with the Coke Purchase Supply and Purchase Obligation.

4.2 <u>Purchasers' Requirements</u>. For each Contract Year transpiring during the Requirements Term, or, as applicable, any portion of a Contract Year transpiring therein, in which case any obligations set forth herein shall be determined on a pro rata basis, Jewell shall supply, and Purchasers shall accept and pay for, Coke Tonnage conforming to Purchasers' Requirements. Purchasers shall collectively notify Jewell, in Writing, of Purchasers' Requirements on an annual basis, and at least one hundred eighty (180) calendar days prior to the commencement of the applicable Contract Year. Following such Written notification, the Purchaser's Requirements for that Contract Year shall be fixed. Provided, however, if Purchasers fail to deliver such Written notice to Jewell on a timely basis, then it shall be presumed that Purchasers' Requirements are seven hundred thousand (700,000) Tons of Coke.

4.3 <u>Shipments</u>. Coke shipments shall be by rail carrier, and Coke shall be loaded onto railcars as it is produced. Each Coke shipment shall be deemed delivered when the railcars transporting that Coke shipment are actually or Constructively Placed by Norfolk Southern or, as applicable, other rail carrier, at each steel plant operated by Purchasers and identified pursuant to Section 4.4 hereof (each, a "Delivery Point").

4.4 <u>Delivery Point Selection</u>. Purchasers shall designate a representative to select the appropriate Delivery Point for each Coke shipment. Such designation shall be made on a monthly basis pursuant to Written delivery schedules prepared by Purchasers and delivered to Jewell at least two (2) weeks prior to commencement of such month.

4.5 <u>Weights</u>. The scales of Norfolk Southern shall weigh each Coke shipment. Weights as determined by Norfolk Southern shall govern and be binding upon Purchasers and Jewell. Provided, however, if for any reason weights for the entirety or any portion of any Coke shipment are not made available by Norfolk Southern to Jewell, then the weight of such Coke shipment or, as applicable, portion thereof shall be reasonably determined in accordance with relevant scale data provided by Norfolk Southern to Jewell in connection with prior representative Coke shipments.

4.6 <u>Failure to Accept Deliveries of Coke</u>. Where any Purchaser refuses to accept delivery of a Coke shipment or any portion thereof that is not subject to being rejected by it pursuant to Section 5.2(d), then Jewell may resell the same upon notification to such Purchaser by Jewell of its intention to resell. Where such resale is made in good faith and in a commercially reasonable' manner, Jewell shall recover from Purchasers: (i) the difference between the (y) Coke Price for such rejected Coke Tonnage and the (z) resale price for such rejected Coke Tonnage (to the extent the Coke Price exceeds the resale price); plus (ii) related transportation, handling, storage, and sales costs for such rejected Coke Tonnage; plus (iii) interest thereon at the Interest Rate; but less (iv) expenses saved as a consequence of such breach. Jewell will not be accountable to Purchasers for any profit made on such resale. Provided, however, if any Purchaser subsequently accepts such Coke, then (i) as applicable, Purchasers shall pay to Jewell the

applicable Coke Price therefore plus Jewell's actual handling costs associated therewith (not to exceed $8.00 per Ton) and interest thereon at the Interest Rate; (ii) such Coke shall not be required to conform to the moisture specification set forth in the Quality Standards; and (iii) such Coke Tonnage shall be included towards determining compliance by Purchasers with the Coke Supply and Purchase Obligation.

4.7 <u>Title; Risk of Loss</u>. Title and all risk of loss, damage or destruction with respect to all

Coke shipments will pass to and be assumed by each Purchaser upon delivery thereof to the applicable Delivery Point.

ARTICLE V

COKE QUALITY

5.1 <u>Coke Sampling, Testing and Analysis</u>.

(a) Sampling. Subject to Section 5.1(d), one sample increment will be taken from the loading belt during the loading of each railcar. Each such increment will be a complete cross section cut as taken from the loading belt by the mechanical sampling system. All such samples shall be stored in an open container situated within a controlled, indoor environment prior to the testing and analysis thereof. Jewell shall retain splits of such coke samples for not less than thirty (30) calendar days.

(b) Preparation. Coke samples will be prepared on a daily basis by an independent laboratory in accordance with ASTM Standards, or alternative procedures approved in Writing by Jewell and Purchasers.

(c) Testing and Analysis. 'Moisture, sulfur, ash, volatile matter and stability will be tested analyzed on a daily basis, and the results thereof shall be arithmetically averaged, on a shipment basis, to determine conformity with the Quality Standards applicable thereto. Size will be tested and analyzed based upon sampling of two (2) consecutive shipments, and the results thereof shall determine conformity with the Quality Standards applicable thereto. CSR and ash mineral analysis shall be determined based upon testing and analysis of monthly composite samples. Such testing and analysis shall be performed in accordance with ASTM Standards or other procedures approved by the parties in Writing, and shall govern for the purposes of determining conformity with the Quality Standards applicable thereto. Except for size and CSR, all daily results (prior to the averaging thereof), and all consolidated results used to determine compliance with the Quality Standards, will be provided by Seller to Purchasers promptly in Writing, and prior to the delivery of the applicable shipment.

(d) If, based upon a six (6) month "rolling" average of the moisture content of Coke shipments, a material discrepancy arises between the measurement 'thereof as determined by Jewell, and the measurement thereof by Purchasers, then Jewell and the Purchasers shall promptly meet for the purpose of resolving such discrepancy in good faith. If they are unable to resolve such discrepancy, then available sample splits from such Coke shipments shall be provided to an independent laboratory (to be mutually agreed upon by them in good faith) for the purpose of determining the basis of any such discrepancy and, as applicable, recommendations

for materially improving the measurement of Coke moisture content by Seller or Purchasers. Where appropriate, Jewell and the Purchasers shall promptly implement such recommendations, unless otherwise agreed upon by them in Writing. Provided, however, the (i) preparation, sampling and testing and analysis of Coke shipments by Purchasers that give rise to any such material discrepancy shall be in accordance with ASTM Standards or other procedures approved by the parties in Writing, and shall not arise from Manifest Error; and (ii) in the event the implementation of any such recommendations results in increased direct cost to Jewell, then ***** percent (*****%) of that increased direct cost shall be reimbursed by Purchasers to Seller.

(e) Rights of Purchasers. Upon reasonable notice to Jewell, each Purchaser shall be entitled to be present during the sampling, preparation, testing and analysis, and loading of Coke shipments.

(f) Results. The results of such sampling performed in accordance with Section 5.2(a), and such preparation, testing and analysis performed in accordance with ASTM or other approved procedures, shall govern for the purposes of determining conformity with the "Coke Quality Standards" (the "Quality Standards"), and any corresponding "Price Adjustment" to the applicable Coke Price, as set forth in Schedule 5.2. Purchasers shall have the right to conduct an audit of all results of such sampling, preparation, testing and analysis for the purpose of auditing Jewell's compliance with such sampling, preparation, testing and analysis procedures.

5.2 Quality Standards; Price Adjustments.

(a) *Determination*. Conformance with the Quality Standards shall be determined based upon the sampling, preparation, testing and analysis performed in accordance with Section 5.1.

(b) *"Mean" Standards*. If the actual quality of any Coke shipment does not conform to the "Mean" Quality Standards set forth in Schedule 5.2, then Jewell shall promptly implement commercially reasonable measures to achieve conformity therewith.

(c) *"Threshold" Standards*. If the actual quality of any Coke shipment does not conform to the "Threshold for Quality Adjustment" standards set forth in Schedule 5.2, then, subject to Section 5.2(d), the Coke Price shall be adjusted in accordance with the applicable "Price Adjustment" formulation set forth in Schedule 5.2. Any such price adjustment(s) shall be made on a per Ton basis and shall apply to all Tonnage comprising the Coke shipment. Furthermore, Jewell shall implement immediate corrective measures.

(d) *Rejection Rights*. If the actual quality of any Coke shipment is in excess of or is less than, as applicable, any of the Reject Standards ("Nonconforming Coke") then, (i) provided such Coke shipment is not commingled with other coke or is not used in the blast furnace operations of any Purchaser, the affected Purchaser, at its sole election, shall have the right to reject such Coke shipment by means of prompt written notification thereof by it to Jewell; and (ii) Jewell shall take immediate corrective measures prior to the delivery of any further Coke shipments to Purchasers, and shall promptly notify Purchasers in Writing of such corrective measures. Upon rejection of such Coke, title to such Coke shall revert to Seller and Seller shall accept all risk of loss, damage, or destruction therefore. In the event any Coke shipment is

properly rejected, then Jewell shall accept all risk of loss, damage, or destruction of such Coke shipment, shall be required to remove from such facilities the rejected Coke shipment, and shall be responsible for all removal costs connected therewith. All Coke rejected by any Purchaser pursuant to this Section shall correspondingly reduce Purchasers' obligation to accept and purchase the Coke Supply and Purchase Obligation. No acceptance by any Purchaser of any Coke shipment that exceeds or is less than, as applicable, any Reject Standard shall act as or be deemed a waiver of that party's right to refuse to accept future non-conforming Coke shipments.

(e) *Discounted Contact Price*. If Nonconforming Coke is consumed or commingled with any other coke acquired by Purchasers, or if Purchasers otherwise elect to accept such Nonconforming Coke, then Purchaser shall pay an amount per Ton for such coke equal to the sum of (i) Coke Price (as adjusted for quality pursuant to Schedule 5.2) minus (ii) ***** percent (***** %) of such adjusted Contract Price, and payment for such Nonconforming Coke shall be made in accordance with Section 3.4.

ARTICLE VI

FORCE MAJEURE

6.1 <u>Force Majeure Events</u>. "Force Majeure Event(s)" are acts of God, acts of the public enemy, insurrections, strikes, lockouts, boycotts, picketing or other disputes or differences with workers, riots, floods, interruptions to transportation, embargoes, acts of military authorities or other causes of a similar nature which wholly or partly prevent the performance hereunder by either Purchasers or Jewell.

6.2 <u>Notice</u>. The party affected by any such Force Majeure Event (the "Affected Party") will provide the other party with prompt written notice of the nature and probable duration of such Force Majeure Event, and of the extent of its effects on the Affected Party's performance hereunder.

6.3 <u>Mitigation; Reinstatement</u>. The Affected Party shall use commercially reasonable efforts to attempt to limit the effects and duration of each Force Majeure Event, provided nothing in this section shall be deemed to require the affected party to resolve any strike or other labor dispute except on terms that are satisfactory to the affected party in its sole discretion. Specifically, Jewell shall be obligated to deliver to Purchasers the Tonnage of Coke that Jewell reasonably notifies them it will be able to deliver during each such Force Majeure Event and, subject to Section 4.2, Purchasers shall be obligated to purchase from Jewell, at the applicable Coke Price, the amount of Coke that Purchasers reasonably notify Jewell they will be able to accept for delivery and consumption during each such Force Majeure Event. Provided, however, the affected Purchaser shall be obligated to purchase from Seller, at the Contract Price, all Coke Tonnage that meets its requirements in excess of coke Tonnage supplied to it from coke plants operated by Purchasers or their Affiliates. Furthermore, as long as deliveries of Coke are suspended in whole or in part due to a Force Majeure Event affecting Jewell, Jewell shall use commercially reasonable efforts to assist Purchasers in obtaining alternative supplies of coke. When the Affected Party's ability to perform is no longer suspended as a result of a Force Majeure Event, the Affected Party's obligations under this Agreement will be reinstated as of such date.

ARTICLE VII

DEFAULT AND REMEDIES

7.1 <u>Purchasers' Events of Default</u>. Purchasers shall be in default of this Agreement upon the occurrence of one or more of the following events (each, a "Purchaser Default"):

(a) Any failure by Purchasers to pay Jewell amounts due in accordance with Article III, which failure remains uncured for ten (10) calendar days, following receipt of Written notice by Seller to the Purchasers (a "Payment Default");

(b) If any Purchaser (i) applies for or consents to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part. of their property; (ii) make a general assignment for the benefit of its creditors; (iii) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts; or (iv) are a defendant, respondent, alleged debtor, or has otherwise had commenced against them, in any court of competent jurisdiction, a proceeding or case under similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts that remains in effect for a period of sixty (60) or more calendar days (each, an "Insolvency Proceeding"); or

(c) If any Purchaser otherwise fails to perform, or observe, or comply with any other agreement, covenant or provision of this Agreement in any material respect, and such breach has not been corrected, cured or remedied within thirty (30) calendar days after written notice of such breach has been provided by Jewell,

7.2 <u>Jewell's Events of Default</u>. Jewell shall be in default of this Agreement upon the occurrence of one or more of the following events (each a "Jewell Default"):

(a) If Jewell is a debtor in any Insolvency Proceeding; or

(b) If Jewell otherwise fails to perform, observe, or comply with any other agreement, covenant or provision of this Agreement in any material respect, and such breach has not been corrected, cured or remedied within thirty (30) calendar days after written notice of such breach has been provided by Purchasers to Jewell. Provided, however, a Jewell Default shall not occur if, subject to the Haverhill Agreement, Jewell or its affiliates delivers in total, for the applicable Coke Price, at least six hundred ninety thousand (690,000) Tons of coke to Purchasers on a ratable basis during any Contract Year (excluding coke tonnage that exceeds, or is less than, as applicable, any Reject Standard.)

7.3 <u>Termination for Breach</u>.

(a) *Jewell's Termination Rights for Purchasers' Events of Default*. Upon (i) the occurrence of a Payment Default that remains uncured for thirty (30) calendar days following the delivery by Jewell to Purchasers of written notice thereof; (ii) any Purchaser becoming a debtor in any Insolvency Proceeding; or (iii) another Purchaser Default that remains uncured for the time period set forth in Section 7.1, and such default is not cured within sixty (60) calendar days following the delivery by Jewell to Purchasers of written notification of such default in

accordance with Section 8.2 then, in addition to pursuing its other available remedies and damages, Jewell may terminate this Agreement effective immediately upon the expiration of the applicable period.

(b) *Purchasers' Termination Rights for Jewell's Events of Default*. Upon (i) Jewell becoming a debtor in any Insolvency Proceeding; or (ii) the occurrence of a Jewell Default that remains for the periods described in Section 7.2, and the failure of Jewell to cure any such default within sixty (60) calendar days following the delivery by Purchasers to Jewell of written notification of such default in accordance with Section 7.2 then, in addition to pursuing its other available remedies and damages, Purchasers may terminate this Agreement effective immediately upon the expiration of such sixty (60) calendar day period.

7.4 <u>Early Termination without Event of Default</u>. Purchasers and Seller shall each have the right to terminate this Agreement effective immediately on delivery of written notice of termination if, by December 31, 2003:

(i) Jewell Smokeless and Norfolk Southern do not enter into transportation agreements for all coke shipments originating from the Coke Plant to, Purchasers' Delivery Points (following the approval thereof by Purchasers); Jewell's affiliate (North Coke Company, "Haverhill") does not acquire the real property and related rail line easement from Norfolk Southern and/or its affiliates(s) sufficient (in the judgment of Haverhill) to develop the Haverhill coke plant; Haverhill and Norfolk do not enter into o transportation agreements for all coke shipments originating from the Haverhill coke plant to Purchasers' current delivery points for shipments originating from that coke plant; and Haverhill and Norfolk Southern do not enter into a coal handling agreement for the storage, handling and blending of coals to be delivered to the Haverhill coke plant.

(ii) the board of directors of each of the Parties and, as required, the parent corporations of each Party, hereto have not approved this Agreement and the "Coke Purchase Agreement" by and between Purchasers and Haverhill.

Provided, however, in the event of any such termination hereunder, the Coke Supply Agreement between the Parties in effect prior to the date of this Agreement shall continue in full force and effect.

7.5 <u>No Release of Accrued Obligations</u>. No termination of this Agreement shall release any Purchaser or Jewell from any obligations (including those arising out of a breach of this Agreement) that may have accrued under this Agreement prior to such termination.

ARTICLE VIII

MISCELLANEOUS

8.1 <u>Terms and Conditions of Sale</u>. The terms and conditions of sale applicable to each sale of Coke under this Agreement will be those stated in this Agreement. No other terms and conditions apply, including without limitation, those set forth in the delivery instruction forms, or acknowledgment forms of the parties.

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8.2 <u>Notices</u>. Unless otherwise specified herein, any notices or other communications required under this Agreement will be in writing and will be deemed to have been given when delivered in person or transmitted by facsimile transmission or on receipt after dispatch by United States registered or certified mail, postage prepaid, or dispatch by overnight courier and addressed as follows:

If to Purchasers, to:

> Paul E. DeMarco
> ISG Cleveland Inc.
> Iron Producing Department
> 3430 Campbell Road
> Cleveland, Ohio 44105 Fax: (216) 429-6824

With copies to:

> Jack Finlayson
> ISG Indiana Harbor Inc.
> Iron Producing Department
> 3001 Dickey Road
> East Chicago, Indiana 46312 Fax: (219) 391-3349

> Ted Youmans
> ISG Sparrows Point Inc.
> Iron Producing Department
> 5111 North Point Blvd.
> Sparrows Point, MD 21219
> Fax: (410) 388-4910

If to Jewell, to:

> Jewell Coke Company, L.P.
> P.O. Box 70
> Vansant, Virginia 24656
> Attn: Richard R. Waddell,
>   Vice President and General Manager
> Fax: (276) 935-6019

With copies to:

> Sun Coke Company
> 1111 Northshore Drive Suite N 600
> Knoxville, Tennessee 37919
> Attn: Mark McCormick, General Counsel
> Fax: (865) 558-3281

Either party may change the address to which notices of other communications to it will be sent by providing the other party with written notice of such change.

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8.4 <u>Confidentiality</u>. Except for disclosures made to International Steel Group Inc., each party shall keep this Agreement and the terms hereof (including, without limitation, the Coke Price, and the Transportation Costs) strictly confidential and will not disclose any such information to any third party. *Provided, however*, if either party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any governmental authority, or any other process) to disclose such information, such party will seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such party will furnish only that portion of such information that it is legally required to furnish.

8.5 <u>No Consequential or Exemplary Damages</u>. NEITHER PURCHASERS OR JEWELL, OR ANY OF THEIR RESPECTIVE AFFILIATES, SHALL BE LIABLE FOR ANY SPECIAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES FOR BREACH OF ANY WARRANTY OR OTHERWISE.

8.6 <u>Entire Agreement; Modification</u>. This Agreement embodies the entire agreement and understanding between the parties with respect to the transactions contemplated herein, and any and all prior or contemporaneous proposals, negotiations, agreements, commitments and representations, whether oral or written, are superseded hereby. The terms of this Agreement will not be modified, amended or waived except by means of an instrument in writing duly executed by or on behalf of the parties subsequent to the date hereof which states that it is intended to modify, amend or waive the terms of this Agreement.

8.7 <u>Captions</u>. The captions at the beginning of each of the numbered Sections and Articles herein are for reference purposes only and have no legal force or effect. Such captions will not be considered a part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

8.8 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute but one and the same document.

8.9 <u>Applicable Law</u>. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio without regard to its conflicts of law provisions, and the rights and remedies of the parties hereunder will be determined in accordance with such laws. Any action or proceeding brought under or pursuant to this Agreement will be brought in either the Cuyahoga County Court of Common Pleas in Cuyahoga County, Ohio, or the United States District Court for the Northern District of Ohio.

8.10 <u>Successors and Assigns; Prohibition on Assignment</u>. This Agreement will be binding upon and will inure to the benefit of the successors and assigns of Purchasers and Jewell; provided, however, neither Purchasers nor Seller shall assign any of its rights or obligations under this Agreement without the prior Written consent of the other. Such consent shall not be unreasonably withheld or delayed.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

JEWELL COKE COMPANY, L.P.

By: /s/ Dale N. Walker
    Name: Dale N. Walker
    Title: Vice President

ISG CLEVELAND INC.

By: /s/ V. John Goodwin
    Name: V. John Goodwin
    Title: Chief Operating Officer

ISG INDIANA HARBOR

By: /s/ V. John Goodwin
    Name: V. John Goodwin
    Title: Chief Operating Officer

ISG SPARROWS POINT

By: /s/ V. John Goodwin
    Name: V. John Goodwin
    Title: Chief Operating Officer

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Coke Price Formulation Through December 31, 2007

Base Price Components

Labor Component	$*****
Machinery Component	$*****
Steel Component	$*****
Fixed Component	$*****
Base Price	$*****

The Coke Price will be adjusted every ***** months in accordance with the following formula:

(The current Labor Component of the Base Price times one plus the Percentage Change in the Labor Index + (The current Machinery Component of the Base Price times one plus the Percentage Change in the Machinery Index) + (The current Steel Component of the Base Price times one plus the Percentage Change in the Steel Index) + "The Fixed Component of the Base Price) = The Coke Price.

The "Percentage Change" in the Labor Component and the Machinery Component is the percentage change in the applicable index based upon the most current available data (six-month average) therefore as of the determination date relative to the most current available data (six-month average) therefore as of the commencement of the Term. The Percentage Change in the Labor Index, the Percentage Change in the Machinery Index, and the Percentage Change in the Steel Index are each capped at a maximum increase of ***** percent (***** %), and a maximum decrease of ***** percent (***** %), for any calendar year.

The "Percentage Change" in the Steel Index is the percentage change in the Index based upon the most current available actual and preliminary data therefore as of the determination date relative to the most current available actual and preliminary data therefore as of the commencement of the Term. Provided, however, once the actual data becomes available for the applicable period for which the Steel Index is determined, then such actual data shall be used in lieu of the applicable preliminary data for the purpose of determining the Percentage Change in the Steel Index for such period. Promptly following such determination, Purchasers shall receive, as applicable, a credit or debit equal to all amounts paid in respect of the Percentage Change Steel Index as originally calculated in excess of or less than the Percentage Change Steel Index as recalculated based upon such actual data. Jewell shall provide Purchasers with written notice of such debit or credit, including its calculation thereof, and such debit or credit shall be included, on a pro rata basis, in the next invoice submitted by Jewell to each Purchaser hereunder following such calculation.

The Indices included in the Coke Price Adjustment are as follows:

The "Labor Index" is the "Average Hourly Earnings of Production Workers for the Coal Mining Industry of the Natural Resources and Mining Sector, Series ID CEU102121006," as

published by the Bureau of Labor Statistics, for the most recent one (1) year period preceding the applicable adjustment date for which such data is available.

The "Machinery Index" is the Producer Price Index - Commodities for the Group, "Machinery and Equipment" and the Item "Mining Machinery and Equipment", as published by the. Bureau of Labor Statistics, for the most recent six-month period preceding the applicable adjustment date for which such data is available.

The "Steel Index" is calculated based upon a three-year rolling average of the monthly "Steel Mills Products" as published by the United States Department of Labor.

Schedule 3.1(b)

**Transportation Agreements between Seller and The Norfolk Southern Railroad Company
and its Subsidiary Railroads**

CONFIDENTIAL

TRANSPORTATION CONTRACT

This Contract is made pursuant to 49 U.S.C. Section 10709 this 18th day of June, 2002, by and between NORFOLK SOUTHERN RAILWAY COMPANY and its subsidiary railroads ("NS"), with business address at 110 Franklin Road, Roanoke, VA 24042-0026, and JEWELL SMOKELESS COAL CORPORATION ("Shipper"), with business address at 1111 Northshore Drive, Landmark Center, Suite N600, Knoxville, TN, 37919-4093.

1. Scope of Agreement. This Contract covers rail transportation, as follows:

    (a) Commodity: Furnace Coke, STTC 29-914-90.

    (b) Origins: Jewel Coke, Vansant, VA.

    (c) Destination: Cleveland, OH.

    (d) Route: NS-Cleveland-CUV Delivery.

2. Effective Date. This Contract shall take effect on June 1, 2002.

3. Duration. The term shall be through December 31, 2002. Payments due under the Contract at the time of termination shall remain due and payable.

4. Confidentiality. The parties shall use their best efforts to maintain the confidentiality of this Contract.

5. Governing Law. The laws of Virginia shall govern the interpretation and performance of this Contract.

6. Arbitration. Any controversy or claim arising out of this Contract shall be settled by binding arbitration in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. Each party shall pay its own expenses in connection with the arbitration and shall share the procedural costs of arbitration equally unless all parties decide otherwise.

7. Notice. Any notices under this Contract shall be deemed to be given when posted by U.S. Mail or telecopier properly addressed to the other party.

8. Assignments. This Contract shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns. However, no such assignment to successors or

other parties shall be made, in whole or in part, without the prior written consent of the other parties.

9. <u>Cancellation</u>. In the event that NS ceases service on any line or track used for Contract service, then this Contract shall no longer apply to the affected line or track, Origin or Destination.

10. <u>Incorporation</u>. Shipments moving under the terms of this Contract are subject to all government, AAR and carrier rules, including "NS Conditions of Carriage No. 2 Series", and any supplements or reissues thereof.

11. <u>Billing</u>. Cars moving under the terms of this Contract must be loaded to full visible capacity not exceeding 286,000 pounds gross weight on rail. Billing shall be for each individual car or each trainload shipment showing individual cars and shall contain the number of this Contract.

12. <u>Base Rate</u>. The base rate for each net ton (2,000 pounds) transported under this Contract shall be $***** per net ton.

13. <u>Shipment Size</u>. Each shipment under this Contract must be a minimum of 90 cars shipped from a single origin on one day in one continuous block. In the event that less than 90 cars are tendered, freight charges shall be based on 90 cars, except that charges shall be based on actual weight in cases where the shortage is due to NS failure to provide at least 90 cars.

14. <u>Disability</u>. If a disability prevents shipments from being made or transportation from being provided under this Contract for more than a 72-hour period, and if written notice is promptly given to NS.

The term "disability" shall mean any cause not reasonably within the control of a party, and the adverse effects of which are not due to the fault or negligence of Shipper. Disability shall include, but not be limited to, Acts of God, riot, insurrection, terrorism, war, fire, flood, explosion, labor dispute, orders or acts of military or civil authority, mechanical breakdown of equipment vital to the loading or unloading operation and acts of NS, including derailment or cancellation of service.

15. <u>Scheduling</u>. For each Contract shipment moving to the riverports, lake docks or containing at least 15 rail cars, Shipper or its representative must obtain a trainload permit from NS's System Manager of Coal Transportation in Roanoke, VA at least seven (7) days in advance of shipment unless a shorter advance notice is acceptable to NS. Such request must specify the Origin, the requested date of shipment, this Contract number and the Destination. NS does not guarantee strict observance of scheduled dates and times.

16. <u>Storage</u>. NS will agree to hold a maximum of 360 cars for pre-shipment to Shipper. Cars loaded prior to shipping will be subject to the following conditions:

    A.   A one-time charge of $***** per ton will be assessed when cars are loaded and released to storage.

B.   After 30 days from release to storage, cars will be subject to freight charges.

C.   Freight charges will be based on the expected destination, if an alternate destination is chosen; the prior charges will be applied to the new freight due.

D.   After 30 days, normal credit terms will apply.

IN WITNESS WHEREOF, the parties have executed this Contract by their duly authorized representatives as of the day and year first above written.

NORFOLK SOUTHERN RAILWAY COMPANY

By: _____

JEWELL SMOKELESS COAL CORPORATION

By: _____

SCHEDULE 3.1(b)
PAGE 3

<center>**CONFIDENTIAL**</center>

<center>**TRANSPORTATION CONTRACT**</center>

This Contract is made pursuant to 49 U.S.C. Section 10709 this 19th day of July, 2002, by and among NORFOLK SOUTHERN RAILWAY COMPANY and its subsidiary railroads ("NS"), with business address at 110 Franklin Road, Roanoke, VA 24042-0026, JEWELL SMOKELESS COAL CORPORATION ("Shipper"), with business address at 1111 Northshore Drive, Landmark Center, Suite N600, Knoxville, TN, 37919-4093; and ELGIN, JOLIET AND EASTERN RAILWAY COMPANY ("EJE"), with business address at 1141 Maple Road, Joliet, IL 60432.

    1. <u>Scope of Agreement</u>. This Contract covers rail transportation, as follows:

        (a) <u>Commodity</u>:   Furnace Coke, STTC 29-914-90.

        (b) <u>Origins</u>:   Jewel Coke, Vansant, VA.

        (c) <u>Destination</u>:   Indiana Harbor, IN.

        (d) <u>Route</u>:   NS-Pine-EJ&E.

    2. <u>Effective Date</u>. This Contract shall take effect on June 1, 2002.

    3. <u>Duration</u>. The term shall be through December 31, 2002. Payments due under the Contract at the time of termination shall remain due and payable.

    4. <u>Confidentiality</u>. The parties shall use their best efforts to maintain the confidentiality of this Contract.

    5. <u>Governing Law</u>. The laws of Virginia shall govern the interpretation and performance of this Contract.

    6. <u>Arbitration</u>. Any controversy or claim arising out of this Contract shall be settled by binding arbitration in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. Each party shall pay its own expenses in connection with the arbitration and shall share the procedural costs of arbitration equally unless all parties decide otherwise.

    7. <u>Notice</u>. Any notices under this Contract shall be deemed to be given when posted by U.S. Mail or telecopier properly addressed to the other party.

    8. <u>Assignments</u>. This Contract shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns. However, no such assignment to successors or other parties shall be made, in whole or in part, without the prior written consent of the other parties.

<center>**SCHEDULE 3.1(b)**
PAGE 4</center>

9. Cancellation. In the event that NS ceases service on any line or track used for Contract service, then this Contract shall no longer apply to the affected line or track, Origin or Destination.

10. Incorporation. Shipments moving under the terms of this Contract are subject to all government, AAR and carrier rules, including "NS Conditions of Carriage No. 2 Series", and any supplements or reissues thereof.

11. Billing. Cars moving under the terms of this Contract must be loaded to full visible capacity not exceeding 286,000 pounds gross weight on rail. Billing shall be for each individual car or each trainload shipment showing individual cars and shall contain the number of this Contract.

12. Base Rate. The base rate for each net ton (2,000 pounds) transported under this Contract shall be $***** per net ton.

13. Shipment Size. Each shipment under this Contract must be a minimum of 90 cars shipped from a single origin on one day in one continuous block. In the event that less than 90 cars are tendered, freight charges shall be based on 90 cars, except that charges shall be based on actual weight in cases where the shortage is due to NS failure to provide at least 90 cars.

14. Disability. If a disability prevents shipments from being made or transportation from being provided under this Contract for more than a 72-hour period, and if written notice is promptly given to NS.

The term "disability" shall mean any cause not reasonably within the control of a party, and the adverse effects of which are not due to the fault or negligence of Shipper. Disability shall include, but not be limited to, Acts of God, riot, insurrection, terrorism, war, fire, flood, explosion, labor dispute, orders or acts of military or civil authority, mechanical breakdown of equipment vital to the loading or unloading operation and acts of NS, including derailment or cancellation of service.

15. Scheduling. For each Contract shipment moving to the riverports, lake docks or containing at least 15 rail cars, Shipper or its representative must obtain a trainload permit from NS's System Manager of Coal Transportation in Roanoke, VA at least seven (7) days in advance of shipment unless a shorter advance notice is acceptable to NS. Such request must specify the Origin, the requested date of shipment, this Contract number and the Destination. NS does not guarantee strict observance of scheduled dates and times.

16. Storage. NS will agree to hold a maximum of 360 cars for pre-shipment to Shipper. Cars loaded prior to shipping will be subject to the following conditions:

    A.   A one-time charge of $***** per ton will be assessed when cars are loaded and released to storage.

    B.   After 30 days from release to storage, cars will be subject to freight charges.

C. Freight charges will be based on the expected destination, if an alternate destination is chosen; the prior charges will be applied to the new freight due.

D. After 30 days, normal credit terms will apply.

IN WITNESS WHEREOF, the parties have executed this Contract by their duly authorized representatives as of the day and year first above written.

NORFOLK SOUTHERN RAILWAY COMPANY

By: _____

JEWELL SMOKELESS COAL CORPORATION

By: _____

ELGIN, JOLIET AND EASTERN RAILWAY COMPANY

By: _____

Schedule 5.2

Guaranteed Quality Standards

	Mean[1]	Threshold for Quality Adjustment[2]	Price Adjustment	Reject Standards[3]
Moisture (%)	***** %	***** %	*****	***** %
Sulfur (%)	***** %	***** %	$***** %	***** %
(1) Ash (%)[5]	***** %	***** %	$***** %	***** %
(2) Ash (%)[6]	***** %	***** %	$***** %	***** %
(3) Ash (%)[7]	*****	***** %	$***** %	***** %
V.M.(%)	***** %	***** %	$***** %	***** %
Stability	*****	*****	$*****	*****
CSR	*****	*****	*****	*****
Ash Mineral Analysis	*****	*****	*****	*****
Size	*****	***** % *****	$***** %	***** % *****

All adjustments are to be made on a pro rata basis. Sulfur, Ash and V.M. on a dry basis.

(1) Following December 31, 2004, the "Mean" for sulfur, ash, V.M. and stability and CSR shall be the arithmetic mean analysis therefor based upon the testing, preparation, and analysis therefor performed from January 1, 2003 though December 31, 2004.

(2) Following December 31, 2004, the "Threshold for Quality Adjustment" for moisture, sulfur, V.M. and stability shall be ***** Standard Deviations. Each "Standard Deviation" is one standard deviation from the arithmetic mean analysis for moisture, sulfur, V.M. and stability based upon the testing, preparation, and analysis therefor performed from January 1, 2003 though December 31, 2004. Seller shall promptly deliver a revised Schedule 5.2 to Purchasers upon the determination of the revised "threshold" and "reject" standards (described below), at which point the revised schedule shall take effect absent Manifest Error. *Provided, however*, in no event shall any "Threshold for Quality Adjustment" standards be increased or, as applicable, be decreased to the detriment of Purchasers. For purpose of the foregoing calculations, the Coke shipment database shall be used to determine the Standard Deviations.

(3) Following December 31, 2004, the "Reject" standards for moisture, sulfur, V.M. and stability shall be ***** Standard Deviations. *Provided, however*, in no event shall any "Reject" standard be increased or, as applicable, be decreased to the detriment of Purchasers, For purpose of the foregoing calculations, the Coke shipment database shall be used to determine the Standard Deviations.

(4) Refer to Section 2.2(a).

(5) Through December 31, 2007.

(6) From January 1, 2008 through December 31, 2012.

(7) From January 1, 2013 through the expiration of the Requirements Term.

COKE PURCHASE AGREEMENT

By and Between

HAVERHILL NORTH COKE COMPANY,

And

ISG CLEVELAND INC., ISG INDIANA HARBOR INC., AND ISG SPARROWS POINT INC.

DATED OCTOBER 28, 2003

Exhibit 10.22

COKE PURCHASE AGREEMENT

THIS COKE PURCHASE AGREEMENT dated as of October 28, 2003, is made by and between Haverhill North Coke Company, a Delaware corporation ("Seller"), on the one hand, and ISG Cleveland Inc., a Delaware corporation, ISG Indiana Harbor, Inc., a Delaware corporation, and ISG Sparrows Point, Inc., on the other (each, a "Purchaser" and, collectively, the "Purchasers").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; BASIC OBLIGATIONS OF THE PARTIES

Section 1.1 *Definitions*. The definitions of certain capitalized terms used in this Agreement are contained in the attached Appendix A.

Section 1.2 *Basic Obligations of the Parties*. Subject to the terms and conditions of this Agreement:

(a) Following the Commencement of Coke Production at the Coke Plant and continuing until the Full Production Date, Seller shall, subject to the terms, conditions and requirements of this Agreement, sell to Purchasers, and Purchasers shall accept and pay for, all Coke produced from ovens at the Coke Plant for the Contract Price,

(b) Commencing on the Full Production Date and throughout the Take or Pay Term, Seller shall, subject to the terms, conditions and requirements of this Agreement, sell to each Purchaser, and each Purchaser shall accept from Seller on a take or pay basis, Coke in accordance with the Coke Supply and Purchase Obligation applicable to such Purchaser for the Contract Price.

(c) Following the Take or Pay Term and throughout the Requirements Term, Seller shall, subject to the terms, conditions and requirements of this Agreement, sell to each Purchaser, and each Purchaser shall accept from Seller, Coke in accordance with such Purchaser's Requirements for the Contract Price.

Section 1.3 *Seller's Notice*. Within three (3) business days of commencement of construction of the Coke Plant, Seller shall provide Purchasers Written notice of same. Thereafter, Seller shall provide Purchasers with Written progress reports not less than once per quarter until the construction of the Coke Plant is completed and Commencement of Coke Production has been achieved. Furthermore, Seller will provide Purchasers with at least five (5) months advance Written notice regarding the date on which initial production of Coke at the Coke Plant is estimated to commence.

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ARTICLE II

TERM

Section 2.1 This Agreement shall become effective as of the date of execution hereof and, subject to earlier termination in accordance with this Agreement, shall continue in effect until the conclusion of the Requirements Term.

Section 2.2 *Take or Pay Term.* The Take or Pay Term of this Agreement shall commence as of the Full Production Date and subject to earlier termination in accordance with this Agreement, shall continue in effect until the last day of the month immediately following the date which is seven (7) years from the Full Production Date.

Section 2.3 *Requirements Term.* The Requirements Term of this Agreement shall commence immediately following the conclusion of the Take or Pay Term and, subject to earlier termination in accordance with this Agreement, shall continue in effect until the last day of the month immediately following the date which is eight (8) years thereafter.

ARTICLE III

CONTRACT PRICE AND PAYMENT TERMS

Section 3.1 *Contract Price.* The Contract Price is an amount equal to the sum of (i) the Fixed Cost per Ton of Coke, (ii) the Variable Cost per Ton of Coke, (iii) the Coal Cost per Ton of Coke, (iv) applicable Transportation Costs; and (v) applicable Taxes.

Section 3.2 *Determination of Coke Tonnage.* All Coke Tonnage shall be weighed by certified scales of Norfolk Southern Railway Company and its subsidiary railroads ("Norfolk Southern"). Provided, however, if for any reason weights for the entirety or any portion of any Coke shipment are not made available by Norfolk Southern to Seller, then the weight of such Coke shipment or, as applicable, portion thereof shall be reasonably determined in accordance with relevant scale data provided by Norfolk Southern to Seller in connection with prior Coke shipments. All Coke Tonnage shall be adjusted to the required moisture content in accordance with the following formula:

$$\text{Tons Sold} = \frac{\text{Total Tons x (1 – actual percentage moisture content)}}{*****}$$

The actual moisture percentage content of Coke shall be determined in accordance with Section 5.1.

Section 3.3 *Fixed Cost per Ton of Coke.* The Fixed Cost per Ton of Coke is $***** .

Section 3.4 *Variable Cost per Ton of Coke.* The Variable Cost per Ton of Coke is $***** from the Commencement of Coke Production at the Coke Plant through the first Contract Year. Thereafter, the Variable Cost per Ton of Coke is subject to increase or decrease annually on the anniversary date of Commencement of Coke Production at the Coke Plant based upon the Variable Cost Index.

2

Section 3.5 *Coal Cost Per Ton of Coke*.

(a) The Coal Cost per Ton of Coke is: (i) the actual monthly weighted average Coal Costs divided by (ii) the product of: (x) the Moisture Adjusted Coal Blend Tonnage charged to the coke ovens at the Coke Plant set forth in each applicable invoice, taking into account Coal Handling Losses, and (y) the Guaranteed Coke Yield Percentage.

The Moisture Adjusted Coal Blend Tonnage shall be the weighted average thereof for each applicable calendar month, and shall account for Coal Blend moisture on a fixed ***** percent***** (***** %) basis to be determined in accordance with the following formula:

*Moisture Adjusted Coal Blend Tonnage = actual Coal Blend Tonnage (as determined in accordance with Section 3.5(b)) x [(1 — the actual moisture content of the such Coal Blend Tonnage) ÷ *****]*

Such actual moisture shall be determined based on sampling of the actual Coal Blend Tonnage immediately prior to coking thereof, and the testing and analysis on a composite basis, all of which shall be performed in accordance with ASTM Standards.

The Coal Handling Losses shall be fixed at ***** %, and shall be accounted in accordance with the following formula:

<u>Moisture Adjusted Coal Blend Tonnage for each Coke Shipment</u>
*****

(b) Seller's static scale shall weigh Coal Blend Tonnages immediately prior to coking. Such scale shall have an accuracy of not less than plus or minus (+/-) one quarter of one percent (0.25%), and shall be calibrated in accordance with the manufacturer's instructions at Seller's sole cost and expense. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties.

(c) The Guaranteed Coke Yield Percentage is determined in accordance with the following formula:

*Blast furnace coke "dry" yield equals 100% less the sum of (i) the percentage of dry basis volatile matter in the Coal Blend (described as the typical dry basis volatile matter in the Coal contracts pertaining to the Coal Blend); (ii) ***** percent (***** %) allowance for Breeze; and (iii) a ***** percent (***** %) allowance for net operating losses in the coking process.*

Seller will re-determine the Guaranteed Coke Yield Percentage whenever the Coal Committee directs Seller to change any of the coals included in any Coal Blend, such that the proportionate share of such coals within such Coal Blend is increased or decreased by ***** percent***** (***** %) or more.

Section 3.6 *Transportation Costs*. The Transportation Costs include the actual costs incurred by Seller to transport Coke to each respective Delivery Point, namely (i) costs and charges payable by Seller to Norfolk Southern or, as applicable, other railroad carriers, in accordance with the transportation agreements between them; (ii) demurrage charges actually

3

incurred by Seller in connection with delays caused by any of the Purchasers in the placement or unloading of Coke at, any Delivery Point; and (iii) the actual costs of freeze conditioning agents that are applied to Coke shipments during periods of cold weather at the express, written request of any of the Purchasers, provided, however, that during the Requirements Term, Purchasers shall not be liable for any "Deficit Charges" imposed by Norfolk Southern in accordance with such transportation agreements where such Deficit Charges arise from Seller's failure to meet the Volume Commitment, to the extent such Volume Commitment exceeds Purchasers Requirements. Such transportation agreements shall be subject to Written approval by Purchasers prior to the execution thereof by Seller.

Section 3.7 *Taxes*. Taxes related to Coke and Third Party Supplied Coke shall be paid by Purchasers.

Section 3.8 *Inventories*. Coal inventory will be accounted for on a first-in, first-out basis in accordance with GAAP.

Section 3.9 *Terms of Payment/Invoicing*.

(a) Subject to Section 7.3, promptly following the delivery to Norfolk Southern of each Coke shipment, Seller shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the Parties in Writing, a provisional invoice for each such shipment to the Purchaser to which such shipment is delivered. The provisionally invoiced amount shall be (i) the product of (A) the Coke Tonnage for such shipment as determined in accordance with Section 3.2, and (B) the Contract Price then in effect (based upon Seller's good faith estimate of the Coal Costs), less (ii) (subject to Section 3.9(b)) any price adjustments to the Contract Price as determined in accordance with Section 5.2.

(b) Properly invoiced amounts under this Agreement shall become due and payable in immediately available federally insured wired funds fifteen (15) calendar days after Purchaser's receipt of the provisional invoice; provided, however, that in the event of a conflict between the provisional invoice and the confirming manifest, the confirming manifest shall govern amounts due. Such payment obligation shall not be subject to any right of set off. The Purchaser may withhold payment of any invoice until such time as the applicable Coke shipment has been delivered or Constructively Placed for delivery at the Delivery Point. Purchasers shall be jointly and severally liable for the payment of invoices. Any late payment shall accrue interest at the Interest Rate from the date such amount becomes due through (but excluding) the date such payment is made.

(c) Revisions to the provisional invoice will be made on a monthly final invoice delivered to each Purchaser to reflect actual adjustments to the Coal Costs for Coke delivered to such Purchaser during the preceding month and, as applicable any amounts payable in accordance with Section 5.1(d). That invoice will be submitted to each Purchaser within fifteen (15) calendar days following the end of each applicable calendar month. The final invoice shall incorporate, as applicable, credits due to such Purchaser or any additional amounts due from such Purchaser. In the case of any credits, such credits will be deducted, on a pro rata basis, from the next succeeding invoice(s) submitted to such Purchaser.

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Section 3.10 *By-Products; Option to Purchase Breeze*. Seller shall retain all By-Products for its own account, and Seller shall retain all proceeds from the sale or other disposition of By-Products. Provided, however, during each complete calendar year transpiring during the Term, each Purchaser may, at its option, purchase Breeze for the market price therefore FOB the Coke Plant in effect as of the date such Purchaser exercises that option. In order to exercise that option, a Purchaser must notify Seller, in Writing, of its exercise thereof at least one hundred eighty (180) calendar days prior to the commencement of the applicable calendar year.

Section 3.11 *Section 29 and Similar Credits*. If any Coke qualifies for a non-conventional fuels tax credit under Section 29 of the Internal Revenue Code of 1986, as amended, or any similar or successor provision ("Section 29 Credits"), then the Contract Price shall be reduced (as such Section 29 Credits are earned) by an amount equal to ***** percent***** (***** %) of the net economic value realized by Seller from such Section 29 Credits, if and when the transactions which cause Seller to realize and monetize such Section 29 Credits are finalized. If such Section 29 Credits become available, then the parties will negotiate in good faith an addendum to this Agreement to implement such ***** % discount. Subject to the foregoing, in the event that any new program providing for credits, rebates or similar economic benefits are enacted or authorized by any Governmental Authority subsequent to December 31, 2003 for which the Coke is eligible ("New Governmental Credits"), Seller and Purchasers shall share in such New Governmental Credits pursuant to a formula to be negotiated in good faith by the Parties at such time as the New Governmental Credits become available.

Section 3.12 *Audit Rights*. Purchasers shall have the right during normal working hours of Seller, to review and inspect such books and records of Seller and its Affiliates as Purchasers deem reasonably necessary to verify any amounts payable by Purchasers under this Agreement Purchasers shall provide Seller with at least two (2) business days Written notice prior to their commencement of any such review and inspection. Such review and inspection shall take place at the place in which such books and records are customarily maintained.

ARTICLE IV

THE COAL COMMITTEE AND COAL BLEND SELECTION

Section 4.1 *Authority*. The Coal Committee shall select, by majority vote, Coal Blends that conform to the Coal Blend Standards, and may make recommendations to Seller regarding Seller's acquisition of coals and related testing, blending, handling and delivery procedures. A single representative of Purchasers shall be the chairman of the Coal Committee. Purchasers shall be entitled, on a collective basis, to exercise one vote, and Seller shall be entitled to one vote with respect to Coal Committee matters. Meetings of the Coal Committee shall be scheduled at intervals and at locations to be mutually agreed upon by the Parties.

Section 4.2 *Selection of Coal Blends*.

(a) The Coal Committee shall select the initial Coal Blend at least three months prior to the Commencement of Coke Production at the Coke Plant. Thereafter, on an annual basis, Seller will perform analysis and testing with respect to Coal Blends recommended by the Coal

Committee for the purpose of selecting the Coal Blend for the succeeding (approximate) twelve-month period.

(b) Coal Committee Disputes.

(i) Coal Committee disputes are to be resolved by a third party consultant (the "Third Party Consultant"), within seven (7) days of a Party giving Written notice to the other Party requesting referral of an issue to a Third Party Consultant. The selection of such Third Party Consultant shall be made from a list to be approved by the Coal Committee prior to its selection of the initial Coal Blend. The Coal Committee may, in it sole discretion, supplement or otherwise modify that list from time to time. The Third Party Consultant shall be designated from such list not later than the third (3rd) Business Day following the expiration of the seven (7) day notice period. Within two (2) Business Days of the effectiveness of the designation of a Third Party Consultant, each of the Parties shall submit to the Third Party Consultant a notice (a "Position Notice") setting forth in detail such Party's position in respect of the issues in dispute. Such Position Notice shall include supporting documentation, if appropriate.

(ii) The Third Party Consultant shall issue its decision as promptly as reasonably possible, but in any event within ten (10) Business Days of the date on which both Position Notices are submitted. In resolving a dispute, the Third Party Consultant shall consider all facts and circumstances it deems reasonable given the nature of the dispute. The decision of the Third Party Consultant shall be final.

(iii) The list of Third Party Consultants and consultants shall contain qualified consultants with experience in the design, operation and maintenance of coke batteries and coal testing, analysis, processing, shipping and carbonization. A Party may at any time remove. a particular 'Consultant or consultant from the list by obtaining the other Party's reasonable consent to such removal. However, neither Party may remove a name or names from the list if such removal would leave the list without at least three (3) names. During January of each year, the Parties shall review the current list of Third Party Consultants and give notice to the other of any proposed additions to the list and any intended deletions. Proposed additions or deletions shall become effective thirty (30) days after notice is received by the other Party unless written objection is made by such other Party within such thirty (30) days.

Section 4.3 *Seller's Responsibilities*. Seller shall develop good faith estimates of Coal Costs for each Coal Blend evaluated by the Coal Committee, including such costs on a per Ton of Coke basis. Seller shall exercise reasonable commercial efforts to purchase Coal Blends selected by the Coal Committee at the market price for the Coals constituting such Coal Blends, to cause each actual Coal Blend used in the production of Coke to conform to the selected Coal Blend, and to implement the recommendations of the Coal Committee. Unless otherwise authorized in Writing by the Coal Committee, Seller shall not purchase Coal from an Affiliate of Seller, and Coal purchase agreements shall have a term not less than one (1) year each, Seller shall retain the responsibility and authority for daily operating matters involving the Coal Blends and compliance with the Guaranteed Quality Standards, without any requirement to consult with or obtain the approval of the Coal Committee.

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Section 4.4 *Sampling and Testing*. Prior to purchasing any of the Coals comprising any Coal Blend selected by the Coal Committee (except for purchases made for the purpose of sampling and testing thereof), sampling and testing of all such Coals shall be performed in a manner reasonably acceptable to the Parties, and each Party shall be provided with a reasonable opportunity to review and, if appropriate, object to such test results. Such sampling and testing shall include the collection of representative samples of meaningful quantities of each potential Coal to be prepared and tested in a laboratory approved by the Coal Committee for moisture, ash, sulfur, volatile matter, PSI (free swelling index), oxidation (via petrographic techniques and US Steel method), ash mineral analysis (including P205, Na20, K20 and chlorine) and other parameters as agreed to from time to time. The Seller and Purchasers will use their best commercial efforts to have the cost of such analysis be to the account of the potential Coal supplier(s). Seller shall arrange for similar sampling and testing to be carried out with respect to Coals actually purchased by Seller for the production of coke and each Party shall be provided a reasonable opportunity to review and, if appropriate, object to such test results. Upon the reasonable request of Purchasers, Seller shall process blends of Coals for trial purposes at the Plant.

Section 4.5 *Good Faith Review*. If Seller determines that any selected Coal Blend will not conform to the Coal Blend Standards, then it shall promptly notify the chairman of the Coal Committee in Writing of that opinion, and shall provide evidence in support of that opinion that is reasonably satisfactory to Purchasers. Should the Coal Committee not promptly select a new Coal Blend following such notification by Seller, then the Coal Committee shall appoint, as soon as reasonably possible, a qualified independent laboratory to sample and test the Coals constituting the Coal Blend to determine whether the Coal Blend will conform to the Coal Blend Standards The cost of such independent laboratory and testing procedures shall be borne equally by the Parties. Such sampling and testing shall be performed in accordance with ASTM Standards. If, following such sampling and testing, Seller reasonably determines that the Coal Blend will not conform to the Coal Blend Standards, and promptly provides Written notice of such determination to the chairman of the Coal Committee, then the Coal Committee shall select another Coal Blend that complies with the Coal Blend Standards. The Parties shall cooperate in good faith to efficiently implement each changeover of the Coal Blend.

Section 4.6 *Unsuitability of Selected Coal Blend*. If the Coal Blend selected by the Coal Committee does not in practice conform to the Coal Blend Standards, or if sufficient quantities thereof become unavailable, then Seller shall promptly inform Purchasers in Writing of such nonconformity or unavailability and the Coal Committee shall thereafter select, as soon as reasonably possible, a new Coal Blend that conforms to the Coal Blend Standards. If, pending selection of any such Coal Blend by the Coal Committee, the use by Seller of the Coal Blend originally selected by the Coal Committee materially affects the Coke Plant or Seller's ability to comply with its obligations under this Agreement, then, pending Coal Committee selection of a new Coal Blend, Seller shall have the authority to direct the Coal Committee to utilize another Coal Blend that incorporates the Coals at the Coke Plant or Coals that are otherwise reasonably available to Seller and which, in Sellers' reasonable judgment, meets or reasonably approximates the Coal Blend Standards.

ARTICLE V

GUARANTEED QUALITY STANDARDS; WARRANTY OF GOOD TITLE

Section 5.1 *Coke Sampling, Testing and Analysis.*

(a) Subject to Section 5.1(d), one (1) representative Coke sample increment will be taken from the loading belt during the loading of each railcar. Each such increment will be a complete cross section cut as taken from the loading belt by the mechanical sampling system. All such samples shall be stored in an open container situated within a controlled, indoor environment prior to the testing and analysis thereof as required in Section 5.1(c). Seller shall retain splits of such Coke samples for not less than thirty (30) calendar days. Upon reasonable notice to Seller, each Purchaser shall be entitled to be present during the sampling, preparation, analysis, and loading of Coke shipments.

(b) Coke samples will be prepared on a daily basis by an independent laboratory in accordance with ASTM Standards, or alternative procedures approved in Writing by Seller and Purchasers.

(c) Moisture, sulfur, ash, volatile matter and stability will be tested and analyzed on a daily basis, and the results thereof shall be arithmetically averaged, on a shipment basis, to determine conformity with the Guaranteed Quality Standards applicable thereto. Size will be tested and analyzed based upon composite sampling of two (2) consecutive shipments, and the results thereof shall determine conformity with the Guaranteed Quality Standards applicable thereto. CSR and ash mineral analysis shall be determined based upon testing and analysis of monthly composite samples. Such testing and analysis shall be performed in accordance with ASTM Standards or other procedures approved by the Parties in Writing, and shall govern for the purposes of determining conformity with the Guaranteed Quality Standards applicable thereto. Except for size and CSR, all daily results (prior to any averaging thereof), and all consolidated results utilized to determine compliance with the Guaranteed Quality Standards, will be provided by Seller to Purchasers promptly in Writing, and prior to the delivery of the applicable shipment. Purchasers shall have the right to conduct an audit of all results of such sampling, preparation, testing and analysis for the purpose of auditing Seller's compliance with such sampling, preparation, testing and analysis procedures.

(d) If, based upon a six (6) month "rolling" average of the moisture content of Coke shipments, a material discrepancy arises between the measurement thereof as determined by Seller, and the measurement thereof by Purchasers, then the Parties shall promptly meet for the purpose of resolving such discrepancy in good faith, If the Parties are unable to resolve such discrepancy, then available sample splits from such Coke shipments shall be provided to an independent laboratory (to be mutually agreed upon by the Parties in good faith) for the purpose of determining the basis of any such discrepancy and, as applicable, recommendations for materially improving the measurement of Coke moisture content by Seller or Purchasers. Where appropriate, the Parties shall promptly implement such recommendations, unless otherwise agreed upon by them in Writing. Provided, however, the (i) preparation, testing and analysis of Coke shipments by Purchasers that give rise to any such material discrepancy shall be in accordance with ASTM Standards, or other procedures approved by the Parties in Writing, and

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shall not arise from Manifest Error; and (ii) in the event the implementation of any such recommendations results in increased direct cost to Seller, then ***** percent (***** %) of that increased direct cost shall be reimbursed by Purchasers to Seller a monthly basis as an itemized charge incorporated into the special monthly final invoice set forth in Section 3.9(b).

Section 5.2 *Guaranteed Quality Standards*.

(a) Subject to Article IV, Coke shall conform to the Guaranteed Quality Standards set forth in Schedule 5.2. Subject to Section 5.2(b), if Coke quality exceeds or, as applicable, is less than the "threshold" Guaranteed Quality Standards (excepting moisture) based upon sampling, preparation, testing and analysis set forth in Section 5.1, then the Contract Price shall be adjusted as set forth in Schedule 5.2. In addition, Seller shall take prompt corrective measures to correct any nonconformity, and shall promptly inform Purchasers in Writing of such corrective measures.

(b) Subject to Article IV, if the quality of Coke or Third Party Supplied Coke exceeds or, as applicable, is less than the "reject" Guaranteed Quality Standards set forth in Schedule 5.2 based upon sampling, preparation, testing and analysis set forth in Section 5.1 ("Nonconforming Coke"), then Seller shall take immediate corrective measures prior to the delivery of any further Coke shipments to Purchasers, and shall promptly notify Purchasers in Writing of such corrective measures. If Nonconforming Coke is consumed or commingled with any other coke acquired by Purchasers, then Purchaser shall pay an amount per Ton for such coke equal to the sum of (i) Contract Price (as adjusted for quality pursuant to Schedule 5.2) minus (ii) ***** percent (***** %) of such adjusted Contract Price (the "Discounted Coke Price"), and payment for such Nonconforming Coke shall be made in accordance with Section 3.9. However where Nonconforming Coke is not commingled with other coke acquired by any Purchaser, it may be rejected by Purchasers by means of prompt written notification thereof by Purchasers to Seller or, at Purchasers' option, may be purchased by any of them for the Discounted Coke Price. Upon rejection of such Coke, title to such Coke shall revert to Seller and Seller shall accept all risk of loss, damage, or destruction therefore.

(c) Seller shall be required to remove from Purchasers' facilities any Nonconforming Coke that is properly rejected by Purchasers. Seller will be responsible for all removal costs. Purchasers may require Seller to make up the corresponding shortfall pursuant to a reasonable shipment schedule to be specified by Purchasers.

Section 5.3 *Changes to Quality Standards*. In conjunction with the annual review of the Coal Blends by the Coal Committee, Purchasers may collectively request revisions to the Guaranteed Quality Standards. Promptly after receipt of Purchasers' request, Seller shall enter into good faith discussions with Purchasers regarding such changes; provided, however, Seller shall not be required to make any adjustment that would have a material adverse effect on (i) Coal Blend Standards; (ii) Seller's economic returns (including, without limitation, the operating or capital costs associated with the Coke Plant, or the "threshold" or "reject" Guaranteed Quality Standards) and/or, (iii) contracts between Seller and third parties including, without limitation, Coal purchase contracts. Any increase or decrease in costs and charges associated with any such change shall be for the account of Purchasers.

Section 5.4 *Title*. Seller warrants that at the time of delivery of Coke or Third Party Supplied Coke to each respective Delivery Point, it shall have good title and full right and authority to transfer such Coke or Third Party Supplied Coke to Purchasers, and that the title conveyed shall be good and its transfer shall be rightful and that such Coke or Third Party Supplied Coke shall be delivered free from any security interest or other lien or encumbrance.

Section 5.5 *Exclusivity*. THE WARRANTIES AND REMEDIES EXPRESSLY SET FORTH IN THIS ARTICLE V ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES AND REMEDIES, WHETHER WRITTEN OR ORAL, IMPLIED IN FACT OR IN LAW, AND WHETHER BASED ON STATUTE, CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE VI

OBLIGATIONS RELATED TO COKE SUPPLY

Section 6.1 *Coke Supply and Purchase Obligation*.

(a) For periods prior to the Take or Pay Term, Seller shall sell, and Purchasers shall purchase all Coke production of the Coke Plant, subject to the terms, conditions and requirements of this Agreement.

(b) Take or Pay Term. For each Contract Year transpiring during the Take or Pay Term, the Coke Supply and Purchase Obligation for the Base Case Coal Blend shall be not less than ninety eight percent (98%), nor more than one hundred two percent (102%), of five hundred fifty thousand (550,000) Tons of Coke. The Coke Supply and Purchase Obligation for Coal Blends containing volatile matter content percentages that differ from the Base Case Coal Blend shall be not less than ninety eight percent (98%) nor more than one hundred two percent (102%) of the Coke Tonnage set forth in the attached and incorporated Schedule 6.1 (b).

(c) Requirements Term. For each Contract Year transpiring during the Requirements Term, Seller shall supply, and each Purchaser shall accept and pay for, Coke Tonnage in accordance with each Purchasers' Requirements. Purchasers shall notify Seller, collectively in Writing, of each Purchasers' Requirements on an annual basis, and at least one hundred eighty (180) calendar days prior to the commencement of the applicable Contract Year. Following such Written notification, Purchasers' Requirements for that Contract Year shall be fixed. *Provided, however*, if Purchasers fail to deliver such Written notice to Seller on a timely basis, then it shall be presumed that Purchasers' Requirements is five hundred fifty thousand (550,000) Tons of Coke.

(d) Expansion of Coke Plant. If, subsequent to the Initial Completion Date, Seller determines to expand the capacity of the Coke Plant, then Seller shall provide Purchasers Written notice of Seller's proposed expansion, and Purchasers shall have ninety (90) calendar days following receipt of such notice to exercise a right of first refusal to purchase all or any portion of the Coke production associated with such expanded capacity up to two hundred twenty

thousand (220,000) Tons of Coke ("Baseline Increased Capacity"), at the pricing, terms and conditions set forth in this Agreement. For any increase of Coke production capacity in excess of such Baseline Increased Capacity, Purchasers shall have ninety (90) calendar days following their receipt of such Written notice to exercise an option to purchase all or any portion of such additional production upon pricing, terms, and conditions to be negotiated in good faith by Seller to Purchasers.

Section 6.2 *Third Party Supplied Coke*. If Seller is unable to produce sufficient Coke at the Coke Plant to meet the Coke Supply and Purchase Obligation during the Take or Pay Term, or Purchasers' Requirements during the Requirements Term, then Seller shall promptly provide Written notice of same to Purchasers and Seller shall exercise commercially reasonable efforts to obtain Third Party Supplied Coke. Third Party Supplied Coke shall comply with the Guaranteed Quality Standards. The price Purchaser shall pay for Third Party Supplied Coke Tonnage shall be the lesser of (i) the current Contract Price for equivalent Coke Tonnage, subject to adjustment pursuant to Section 5.2; or (ii) in the case of Third Party Supplied Coke Tonnage obtained from a person other than an Affiliate of Seller at a delivered price which is less than the applicable current Contract Price for equivalent Coke Tonnage (as adjusted pursuant to Section 5.2), actual delivered price to the applicable Delivery Point. Seller shall arrange for the delivery of Third Party Supplied Coke to each Delivery Point designated by Purchasers in Writing, and shall exercise reasonable, good faith efforts to arrange for such deliveries in accordance with Purchasers' requested Written delivery schedule. Promptly following the delivery to the appropriate Delivery Point of any Third Party Supplied Coke shipment, Seller shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the Parties in Writing, an invoice for each such shipment to the Purchaser to which such shipment is delivered. Payment therefore shall be made in accordance with Section 3.9(b).

Section 6.3 *Purchaser Obtained Coke*. Seller shall promptly notify Purchasers in Writing in the event Seller reasonably believes it cannot deliver Third Party Supplied Coke pursuant to Section 6.3 hereof and the amount of projected shortfall between Third Party Supplied Coke and the Coke Supply and Purchase Obligation. If Seller does not deliver Coke or Third Party Supplied Coke to Purchasers (i) in an amount sufficient to conform to the Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements, then Purchasers may make commercially reasonable arrangements to acquire Purchaser Obtained Coke. If the commercially reasonable price of Purchaser Obtained Coke plus the actual, direct costs incurred by Purchasers to deliver such Purchaser Obtained Coke to each respective Delivery Point is greater than the Contract Price for equivalent Coke Tonnage, then Seller shall reimburse Purchasers for the amount of such excess. Provided however, if Commencement of Coke Production at the Coke Plant has not commenced by the Initial Completion Deadline, and production is not delayed by a Seller Force Majeure Event, then the cover price per Ton shall be based upon what the Contract Price would have been at the time of cover if the Coke Plant had commenced production, until the Commencement of Coke Production at the Coke Plant. In the event Purchasers secure Purchaser Obtained Coke, then Purchasers shall use commercially reasonable efforts to limit its use of Purchaser Obtained Coke to the time period for which Purchasers reasonably believe, based on facts and circumstances disclosed in Writing to Purchasers by Seller, that Seller will not be able to provide Coke or Third Party Supplied Coke

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sufficient to comply with the Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements.

ARTICLE VII

DELIVERY OF COKE AND THIRD PARTY SUPPLIED COKE

Section 7.1 *Shipments*. Subject to Section 7.3, Coke and Third Party Supplied Coke shipments shall be by rail carrier in full train shipments. Coke shall be loaded onto railcars as it is produced. Each Coke shipment shall be deemed delivered, and title to, and risk of loss of, such Coke shall, be transferred from Seller to the applicable Purchaser when the railcars transporting that Coke shipment are actually or Constructively Placed by the rail carrier at the applicable Delivery Point. Upon transfer of title of Coke and Third Party Supplied Coke to Purchasers, Purchasers shall have the right to use, resell, redirect or otherwise dispose of Coke in Purchasers' sole discretion.

Section 7.2 *Delivery Point Selection*. Purchasers shall designate a representative to select the appropriate Delivery Point for each Coke shipment. Delivery Point designations shall be made on a monthly basis pursuant to a common Written delivery schedule prepared by Purchasers and delivered to Seller at least two (2) weeks prior to commencement of such month. Purchasers shall have the right to add Delivery Points under this Agreement, provided than any new Delivery Point not located at existing plant locations of Purchasers as of the date of execution of this Agreement shall not result in the displacement of any of Seller's then-existing obligations to supply coke supplies at such Delivery Point. Provided, however, if an additional Delivery Point is selected by Purchasers, then Purchasers must approve in Writing the corresponding transportation agreement for shipments from the Coke Plant to such Delivery Point, and the addition of any such Delivery Point as provided for herein shall be subject to such Written approval by Purchasers.

Section 7.3 *Stockpiling*. Seller will provide Purchasers with appropriate storage at the Coke Plant for up to ten thousand (10,000) Tons of Coke. In the event any Purchaser directs Seller to stockpile Coke, such Purchaser shall pay the Contract Price for such stockpiled Coke Tonnage, which shall be assessable following the stockpiling of such Coke, plus (i) a stocking fee of $***** per Ton of stockpiled Coke, which shall also be assessable following the stockpiling of such Coke; and (ii) a de-stocking fee equal to $***** per Ton of de-stocked Coke, which shall be assessable following Seller's receipt of a Written directive to de-stock such stockpiled Coke and Seller's completion of such de-stocking. Payment of such invoiced amounts shall be in accordance with Section 3.9(c). Title to Coke stockpiled under this provision shall pass to such Purchaser upon stockpiling.

Section 7.4 *Seller's Rights When Purchaser Wrongfully Refuses Delivery of Coke*.

(a) If any Purchaser refuses or fails to accept any delivery of Coke or Third Party Supplied Coke and such refusal or failure is a breach of such Purchaser's obligations under this Agreement, then (i) the moisture content of such Coke or Third Party Supplied Coke shall not be required to conform to the moisture specification set forth in the Guaranteed Quality Standards;

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and (ii) the risk of loss for such Coke or Third Party Supplied Coke shall pass to Purchasers upon such wrongful refusal or failure.

(b) Where any Purchaser refuses or fails to accept delivery of Coke or Third Party Supplied Coke, and such refusal or failure is a breach of such Purchaser's obligations under this Agreement, Seller may resell the same upon Written notification by Seller to Purchaser of its intention to resell. Where such resale is made in good faith and in a commercially reasonable manner, Seller shall recover the difference between the resale price and the Contract Price together with Incidental Damages, but less expenses saved as a consequence of Purchaser's breach. Provided, however, if (i) that Purchaser subsequently accepts such Coke or Third Party Supplied Coke for delivery prior to any resale; or (ii) Seller is unable after commercially reasonable efforts to resell such Coke or Third Party Supplied Coke, then Purchasers shall pay to Seller the Contract Price therefore.


ARTICLE VIII

CHANGES IN GOVERNMENTAL REQUIREMENTS


Section 8.1 *Government Mandated Additional Expenditures*.

(a) If, following the date of this Agreement, Seller determines that a change in Government Requirements may materially burden Seller's performance of its obligations under this Agreement, Seller shall so notify Purchasers in Writing. Seller's performance shall be materially burdened where any such Government Requirement has a material adverse impact on (i) the Guaranteed Quality Standards; (ii) the Coal Blend Standards, (iii) the Guaranteed Coke Yield Percentage; (iv) the cost of operating or maintaining the Coke Plant (including capital costs); (v) the production capacity of the Coke Plant; or (vi) Seller's performance obligations to third parties related to coal purchasing, transportation, handling and blending contracts. Such notice shall incorporate Seller's good faith proposals for complying with those changes in Government Requirements, including the estimated cost thereof.

(b) During the sixty (60) day calendar day period following delivery of any such notice, Seller and Purchasers shall negotiate in good faith to reach agreement as to (i) whether any such change in Government Requirements should be challenged, including the scope and manner of such challenge; and (ii) the most economical and commercially prudent methods for complying with the change in Government Requirements.

(c) If such negotiations result in agreement as to whether to challenge the Government Requirements or as to the methods for complying with the change in Government Requirements, then Seller shall promptly implement such challenge or methods as appropriate. Costs and charges associated with any such challenge (including, without limitation, attorneys' and consultants' fees, and fines and penalties) shall be borne equally by Seller and Purchasers. If no such agreement is reached or if such challenge is unsuccessful, then Seller shall implement commercially reasonable methods for complying with the change in Government Requirements. In connection therewith, any associated Government Mandated Additional Capital Expenditures or Government Mandated Additional Expenses shall be performed at the lowest practicable cost at the time each such cost is incurred.

Section 8.2 *Government Mandated Additional Capital Expenditures*. Government Mandated Additional Capital Expenditures shall have an assumed useful life equal to the greater of seven (7) years or the remainder of the Term following completion of the Government Mandated Additional Capital Expenditures. As soon as the Government Mandated Additional Capital Expenditures have been completed, the monthly cost thereof for the remaining months of the Term will be calculated in accordance with Schedule 8.2, and ***** percent (***** %) of such costs shall be payable by Purchasers to Seller. Provided, however, if Seller incurs a Government Mandated Additional Capital Expenditure, and if the remainder of the Tern is less than seven (7) years, then Purchaser shall not be obligated to pay to Seller the unamortized balance of such Government Mandated Additional Capital Expenditure as calculated in accordance with Schedule 8.2.

Section 8.3 *Payment for Government Mandated Additional Expenses*. ***** percent***** (***** %) of the actual cost of the Government Mandated Additional Expenses shall be invoiced to Purchasers on a monthly basis.

ARTICLE IX

FORCE MAJEURE

Section 9.1 *Seller Force Majeure Event(s).*

(a) Seller Force Majeure Event(s) are:

(i) acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, boycotts, picketing or other disputes or differences with workers, floods, interruptions to transportation, embargoes, acts of military authorities or other causes of a similar nature which wholly or partly prevent the production, transportation or delivery of Coke;

(ii) an outage at the Coke Plant that causes a complete or a material partial shutdown of the Coke Plant that (x) lasts longer than twenty (20) consecutive days, and (y) is due to fire, explosion or other accident not resulting from the misconduct of Seller, or urgent and unforeseen safety requirements. In the event of such a complete or material partial shutdown of the Coke Plant, the Seller Force Majeure Event shall commence on the twenty-first day following the complete or material partial shutdown of the Coke Plant; or

(iii) unavailability of sufficient quantities of Coals (including transportation therefore) utilized in any Coal Blend.

(b) Seller will provide Purchasers with prompt Written notice of the nature and probable duration of each Seller Force Majeure Event and of the extent of its effects on Seller's performance hereunder, including, without limitation, the amount of Coke, if any, Seller will be able to deliver to Purchasers during such Seller Force Majeure Event. Seller shall be obligated to deliver to Purchaser the amount of Coke that Seller notifies Purchaser it will be able to deliver during each Seller Force Majeure Event.

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(c) Seller shall use commercially reasonable efforts to attempt to limit the effects and duration of each Seller Force Majeure Event, including (as appropriate) restoring any damaged property necessary to reinstate the obligations of Seller under this Agreement, selecting alternate Coals for a Coal Blend that, in Seller's reasonable judgment, conforms to or reasonably approximates the Coal Blend Standards, and supporting Purchasers in locating alternate sources of substitute coke Tonnage for the duration of such Seller Force Majeure Event (as set forth herein); provided nothing in this Section shall be deemed to require Seller 'to resolve any strike or other labor dispute except on terms that are satisfactory to Seller in its sole discretion. As long as deliveries of Coke are suspended in whole or in part due to a Seller Force Majeure Event, Seller shall use commercially reasonable efforts to assist Purchasers in obtaining alternate supplies of coke up to the Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements. Purchasers' obligation to purchase Coke shall be limited to that portion of the Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements that Seller is able to deliver to Purchasers, but in any event not in excess of that which Seller indicated that it could supply to Purchasers in Seller's notice of Seller Force Majeure Event given pursuant to Section 9.1(b). When Seller's ability to deliver Coke is no longer suspended as a result of the applicable Seller Force Majeure Event, Seller's and Purchasers' obligations under this Agreement will be reinstated with a prorated portion of the Coke Supply and Purchase Obligation or, as applicable, Purchaser's Requirements, while Seller was subject to the applicable Seller Force Majeure Event.

Section 9.2 *Purchaser Force Majeure Event(s).*

(a) Purchaser Force Majeure Event(s) are:

(i) acts of God, acts of the public enemy, insurrections, strikes, lockouts, boycotts, picketing or other disputes or differences with workers floods, interruptions, to transportation, embargoes, acts of military authorities or other causes of a similar nature which in whole or in part prevent Purchaser from being able to accept Coke from Seller; or

(ii) an outage of steel or iron making facilities that causes a complete or a material partial shutdown of one or more of the Blast Furnace(s) that (x) lasts longer than twenty (20) consecutive days, and (y) is due to fire, explosion or other accident not resulting from the misconduct of Purchaser, or urgent and unforeseen safety requirements. In the event of such a complete or material partial shutdown, the Purchaser Force Major Event shall commence on the twenty-first day following the complete or material partial shutdown thereof.

(b) The affected Purchaser will provide Seller with prompt Written notice of the nature and probable duration of each Purchaser Force Majeure Event and of the extent of its effects on such Purchaser's performance hereunder. Provided that, during such Purchaser Force Majeure Event, the affected Purchaser shall be obligated to purchase from Seller, at the Contract Price, all Coke Tonnage that meets its requirements in excess of coke Tonnage supplied to it from coke plants operated by Purchasers or their Affiliates, and from Jewell Coke Company, L.P., so long as such purchases shall not cause Purchasers to be in default of purchase

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obligations under any coke supply agreement in existence as of the date of execution of this Agreement.

(c) The affected Purchaser shall use commercially reasonable efforts to attempt to limit the effects and duration of such Purchaser Force Majeure Event, including restoring any damaged property necessary to fully reinstate the obligations of Purchaser under this Agreement, provided that, nothing in this Section shall be deemed to require a Purchaser to resolve any strike or other labor dispute except on terms that are satisfactory to such Purchaser in its sole discretion. When the affected Purchaser's ability to perform is no longer suspended as a result of Purchaser Force Majeure Event(s), such Purchasers' and Seller's obligations under this Agreement will be reinstated with a prorated Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements while such Purchaser was subject to the applicable Purchaser Force Majeure Event.

ARTICLE X

DISPUTE RESOLUTION

Section 10.1 *Attempt at Resolution.* Other than a claim for equitable relief, which may be brought directly to any court of proper jurisdiction, should any claim or dispute arise out of any of the provisions of this Agreement, the Parties shall first attempt in good faith to resolve such claim or dispute within thirty (30) calendar days after either Party notifies the other that a claim or dispute exists. If the Parties can not resolve any such dispute within such thirty (30) day period, either Party may invoke the provisions of Section 10.2. This provision will not limit any Party from exercising any remedy it may have under this Agreement.

Section 10.2 *Interpretation and Dispute Resolution.*

(a) Other than a claim for equitable relief, which may be brought to any court of competent jurisdiction, any claim or controversy between the Parties hereto arising out of or relating to this Agreement or the breach thereof which the Parties are unable to resolve pursuant to Section 10.1, shall be settled by arbitration pursuant to the terms of the United States Arbitration Act, whether or not federal jurisdiction is obtained. Notwithstanding the foregoing, the parties agree to preserve, without diminution, those remedies that any Party hereto may employ or exercise freely, independently or in connection with an arbitration proceeding or after an arbitration action is started. The Parties shall have the right to proceed in any court of appropriate jurisdiction to exercise or prosecute the following remedies, as applicable: (i) procedures for immediate relief such as a Seller's remedies to stop goods in transit, withhold or refuse delivery, reclaim or replevy goods and resell goods, and Purchasers' remedy of cover, or other remedy deemed reasonably appropriate by Purchasers to obtain coke supply; and (ii) procedures for obtaining equitable relief.

(b) The Parties shall attempt to agree on the selection of an arbitrator within forty-five (45) days from receipt of notice of intent to arbitrate. If the Parties cannot agree on an arbitrator then either Party may move to have the arbitrator appointed by the United States District Court for the Southern District of Ohio, Western Division. Time shall be of the essence in nomination of the arbitrator. The arbitration award by the arbitrator shall be final and binding,

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shall include reasonable interest at the Interest Rate, and, unless the arbitrator expressly determines them not to be appropriate, shall include costs, including reasonable attorney's fees, together with interest at the Interest Rate. A judgment to enforce the arbitration award may be entered in any court of appropriate jurisdiction.

(c) Any arbitration hereunder shall be conducted in Cincinnati, Ohio in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

(d) Upon the date of an arbitration award, if it is determined that an amount is due from one Party to the other, then such amount will be paid to the Party to whom it is due within ten (10) days from the final settlement, or written determination of the arbitrator, as the case may be. A Party's failure to pay any amount due or otherwise take the required actions within the required time shall be an Event of Default by such Party.

ARTICLE XI

MUTUAL UNDERTAKINGS; REPRESENTATIONS AND WARRANTIES

Section 11.1 *Cooperation*. The Parties each warrant that this Agreement is not inconsistent with any existing respective legal or contractual obligations of such Party, including, without limitation, any agreements between such Party and that Party's employees or third parties (such as any collective bargaining agreement(s) by which such Party may be bound).

Section 11.2 *Further Assurances*. From time to time after the date hereof and without further consideration, the Parties shall each take such other action, and execute such other documents and instruments, as any Party to this Agreement may reasonably request to more effectively carry out the transactions contemplated by this Agreement.

Section 11.3 *Compliance with Laws*. Each of the Parties to this Agreement represents and warrants to the other that no federal or state court of competent jurisdiction or any governmental authority or agency has enacted or issued a law, rule, regulation, order, decree or ruling, or taken any other action which, in the reasonable opinion of respective counsel to each Party, restrains, joins or otherwise prohibits any of the actions contemplated hereby.

ARTICLE XII

DEFAULT AND REMEDIES

Section 12.1 *Purchasers' Events of Default*. Purchasers shall be in default upon the occurrence of one or more of the following events (each a "Purchaser Default"):

(i) A Payment Default by any Purchaser, which Payment Default remains uncured for ten (10) calendar days following receipt of Written notice by Seller to the Purchasers;

(ii) If the Purchasers become Bankrupt; or

17

(iii) Except as provided in Sections 12.1(i) and (ii) hereof, if Purchaser otherwise fails to perform, observe, or comply with any other agreement, covenant or provision of this Agreement, and such breach (x) has not been corrected, cured or remedied within sixty (60) calendar days after Written notice of such breach has been provided by Purchasers, or (y) if such cure cannot reasonably be completed within such 60 (sixty) day period, Purchaser commences actions to effect a cure within such 60 (sixty) day period and continues to prosecute such cure with reasonable diligence thereafter, provided that any cure commenced hereunder must be completed within one hundred and twenty (120) days following the commencement of such cure.

Section 12.2 *Seller's Events of Default.* Seller shall be in default upon the occurrence of one or more of the following events (each a "Seller Default"):

(i) If Seller does not, within ten (10) business days following Purchaser's delivery of Written notice to Seller regarding Seller's failure to deliver Coke or Third Party Supplied Coke as required by this Agreement, commence corrective action reasonably acceptable to Purchaser to cure or remedy such failure and cure or remedy such failure within sixty (60) days;

(ii) If Seller has not met the Initial Completion Deadline;

(iii) If Seller becomes Bankrupt; or

(iv) Except as provided in Sections 12.2(i), (ii) and (iii) hereof, if Seller otherwise fails to perform, observe, or comply with any other agreement, covenant or provision of this Agreement, and such breach (x) has not been corrected, cured or remedied within sixty (60) calendar days after Written notice of such breach has been provided by Purchasers, or (y) if such cure cannot reasonably be completed within such 60 (sixty) day period, Seller commences actions to effect a cure within such 60 (sixty) day period and continues to prosecute such cure with reasonable diligence thereafter, provided that any cure commenced hereunder must be completed within. one hundred and twenty (120) days following the commencement of such cure.

Section 12.3 *Pursuit of Remedies.* Upon the occurrence of an Event of Default, either Party may pursue its corresponding legal remedies through the procedures set forth in Article X.

Section 12.4 *Seller's Termination for Breach.* Upon the occurrence of (i) a Purchaser Default under Section 12.1(i) that is not cured by Purchasers with thirty (30) calendar days, (ii) the Purchasers become Bankrupt, or (ii) such other Purchaser Default that is not cured prior to the expiration of the cure period set forth in Section 12.1(iii), then, in addition to pursuing its remedies pursuant to Section 12.3, Seller may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Purchasers. Seller's damages upon such a termination, or upon a rejection of this Agreement by a trustee in bankruptcy, will be equal to the sum of the following (without duplication): (x) any amounts due under this Agreement as of the effective date of termination for Coke delivered but not yet paid for; (y) all reasonable costs and expenses incurred by Seller as a result of terminating this Agreement that would not have been incurred had the parties been able to continue to perform under this Agreement including,

without limitation, the Fixed Cost per Ton of Coke multiplied by five hundred fifty thousand (550,000) Tons, for each Contract Year (or portion thereof) remaining in Term, less any Mitigation Proceeds as such Mitigation Proceeds are realized by Seller.

Section 12.5 *Purchasers' Termination for Breach.* Upon the occurrence of a Seller Default, then, in addition to pursuing their remedies pursuant to Section 12.3, Purchasers may collectively terminate this Agreement effective immediately upon the expiration of the applicable cure period. Purchasers' damages upon such a termination, or upon a rejection of this Agreement by a trustee in bankruptcy, will be equal to the purchase price for replacement coke for the balance of the Term, together with any commercially reasonable purchase and transportation costs incurred by Purchasers in connection therewith, plus Incidental Costs incurred by Purchasers in obtaining replacement coke supplies.

Section 12.6 *Early Termination without Event of Default.* Purchasers and Seller shall each have the right to terminate this Agreement effective immediately on delivery of Written notice of termination if by December 31, 2003:

(i) Seller does not receive financial and/or tax incentives from Governmental Authorities that are acceptable to Seller in its sole discretion;

(ii) Seller does not acquire the real property and related rail line easement from Norfolk Southern's and/or its affiliate(s) sufficient (in the judgment of Seller) to develop the Coke Plant; Seller and Norfolk Southern do not enter into transportation agreements for all coke shipments originating from the Coke Plant to Purchasers' current Delivery Points (following the approval thereof by Purchasers); Seller and Norfolk Southern do not enter into a coal handling agreement for the storage, handling and blending of Coals to be delivered to the Coke Plant; and Seller's affiliate (Jewell Smokeless Coal Corporation) and Norfolk Southern do not enter into transportation agreements for all coke shipments originating from the Vansant coke plant to Purchasers; and

(iii) the board of directors of each of the Parties and, as required, the parent corporations of each Party, hereto have not approved this Agreement and the "Amended and Restated Coke Supply Agreement" by and between Purchasers and Jewell Coke Company, L.P.

Section 12.7 *No Release of Accrued Obligations.* No termination of this Agreement shall release either Party from any obligations (including those arising out of a breach of this Agreement) that may have accrued under this Agreement prior to such termination.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.1 *Seller's Indemnification of Purchaser for Infringement.* Seller shall indemnify, defend and hold Purchasers, their Affiliates and their successors and assigns, officers, directors, employees and agents harmless from any and all actions, causes of action, claims, demands, costs, liabilities, expenses and damages (including, without limitation, reasonable

19

attorney's fees and costs) incurred by any of them as a result of the design, construction or operation of the Coke Plant infringing in whole or in part any copyright, patent, trade secret, or other proprietary right held by any third party.

Section 13.2 *Notices.* All notices, requests and demands to or upon the respective parties hereto to be effective shall be in Writing. Except for invoices, such communications shall be addressed and directed to the Parties listed below as follows, or to such other address or recipient for a Party as may be hereafter notified by such Party hereunder:

If to Seller to:

SUN COKE COMPANY
Landmark Center, Suite N-600
1111 Northshore Drive
Knoxville, TN 37919
Attention: Senior Vice President, Operations
FAX: (865) 558-3280
Confirm: (865) 558-0300

with copies to:

SUN COKE COMPANY
Landmark Center, Suite N-600
1111 North Shore Drive
Knoxville, TN 37919
Attention: General Counsel
FAX: (865) 558-3280
Confirm: (865) 558-0300

If to Purchasers, to:

Paul E. DeMarco
ISG Cleveland Inc.
Iron Producing Department
3430 Campbell Road
Cleveland, Ohio 44105
FAX: (216) 429-6824
Confirm: (216) 429-7564

with copies to:

Jack Finlayson
ISG Indiana Harbor Inc.
Iron Producing Department
3001 Dickey Road
East Chicago, Indiana 46312
FAX: (219) 391-3349
Confirm: (219) 391-2670

Ted Youmans
ISG Sparrows Point Inc.
Iron Producing Department
5111 North Point Boulevard
Sparrows Point, MD 21219-1014
FAX: (410) 388-4910
Confirm (410) 388-4424

Section 13.3 *No Consequential or Exemplary Damages.* NEITHER SELLER NOR PURCHASERS NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR ANY SPECIAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES FOR BREACH OF ANY WARRANTY OR OTHERWISE.

Section 13.4 *Governing Law.* This Agreement shall be construed in accordance with and governed by, the laws of the State of Ohio without regard to its conflicts of law provisions, and the rights and remedies of the Parties hereunder will be determined in accordance with such laws.

Section 13.5 *Severability.* If any provision of this Agreement is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions of this Agreement.

Section 13.6 *Entire Agreement.* This Agreement, including Appendix A, the Schedules attached hereto and the Confidentiality Agreement, constitutes the entire agreement among the Parties concerning the subject matter hereof and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the Parties regarding the transactions contemplated by, and the subject matter of, this Agreement. The provisions of this Agreement shall not be reformed, altered, or modified in any way by any practice or course of dealing prior to or during the term of the Agreement, and can only be reformed, altered, or modified by a Writing signed by authorized representatives of the Parties. The Parties specifically acknowledge that they have not been induced to enter into this Agreement by any representation, stipulation, warranty, agreement, or understanding of any kind other than as expressed in this Agreement.

Section 13.7 *Survival.* The obligations of the Parties pursuant to Article X, Sections 8.2, 12.3, 12.4, 12.5, 13.1, 13.2, 13.3, 13.4 and 13.5 shall survive the termination of this Agreement.

Section 13.8 *Captions.* The captions and headings in this Agreement are for convenience of reference purposes only and have no legal force or effect. Such captions and headings shall not be considered a part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

Section 13.9 *Construction of Agreement.* This Agreement shall be construed as a contract of purchase and sale of goods.

Section 13.10 *Independent Contractor.* Neither Party to this Agreement is the partner, legal representative or agent of the other, nor shall either Party have the right or authority to assume, create or incur any liability or any obligation of any kind implied, against or in the name or on behalf of the other.

Section 13.11 *Waivers and Remedies.* The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Agreement, all remedies under this Agreement shall be cumulative and in addition to every other remedy provided for herein or by law.

Section 13.12 *Assignability.* Neither Purchasers nor Seller shall Assign any of its rights or obligations under this Agreement without the prior Written consent of the other. Such consent shall not be unreasonably withheld or delayed.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

HAVERHILL COKE COMPANY, L.P.   **ISG CLEVELAND**

By: /s/ Dale N. Walker   By: /s/ V. John Goodwin

    Name: Dale N. Walker   Name: V. John Goodwin
    Title: Vice President   Title: Chief Operating Officer

ISG INDIANA HARBOR   **ISG SPARROWS POINT**

By: /s/ V. John Goodwin   By: /s/ V. John Goodwin

    Name: V. John Goodwin   Name: V. John Goodwin
    Title: Chief Operating Officer   Title: Chief Operating Officer

Definitions

The definitions of certain capitalized terms are as follows:

"Affiliate" means as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agreement" is the Coke Purchase Agreement between the Parties dated October 28, 2003, together with all Written amendments, revisions and modifications hereof made pursuant to Section 13.6.

"Assign/Assignment" means, as applicable, the sale, lease, transfer or voluntarily disposal of all or a substantial portion of the assets of Seller or Purchasers.

"ASTM Standards" means procedures and standards adopted or approved by the American Society for Testing and Materials.

"Bankrupt" means, with respect to any Person:

(a) such Person applying for or consenting to the appointment of or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property;

(b) such Person making a general assignment for the benefit of its creditors;

(c) such Person commencing a voluntary case under the Bankruptcy Code (as now or hereafter in effect);

(d) such Person filing a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts;

(e) such Person taking any action for the purpose of effecting any of the foregoing; or

(f) such Person is a defendant, respondent, alleged debtor, or has otherwise had commenced against it, in any court of competent jurisdiction, a proceeding or case under the Bankruptcy Code or a case seeking

(i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

(ii) the appointment of a trustee, receiver, custodian, liquidator or the like, of such Person or of all or any substantial part of its property; or

(iii) similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts; and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more calendar days; or an order for relief against such Person shall be entered in a case under the Bankruptcy Code.

"Base Case Coal Blend" means a Coal Blend having a volatile matter content of ***** % and a moisture content of ***** %.

"Baseline Increased Capacity" has the meaning set forth in Section 6.1(d).

"Breeze" means material that is screened when Seller screens for ***** Coke.

"By-Products" means all output of the Coke Plant excluding blast furnace coke, but including breeze, nut coke, waste heat, and products from such waste heat.

"Coal(s)" are metallurgical coking coals and/or "green" petroleum coke that are reliable and readily available for use in the Coal Blend or any Interim Coal Blend.

"Coal Blend" means a particular blend of not more than ***** (*****) Coals plus "green" petroleum coke (not to exceed ***** percent (***** %) of the total Coal Blend) that is being used or may be used to produce Coke, including the original coal blend selected by the Coal Committee, each new coal blend selected by the Coal Committee, and as applicable, any coal blend utilized independently by Seller. In the case of coal blends selected by the Coal Committee, the actual percentage of each Coal comprising such coal blend shall be blended to within ***** percent (***** %) of the Coal Blend composition selected by the Coal Committee.

"Coal Blend Standards" are the standards for selecting the Coal Blends. Those standards require that Coal Blends that (i) consist of coals having a minimum PSI of ***** that are reliable and readily available for use at the Coke Plant; (ii) actually produce Coke that will reasonably conform to existing or proposed (as applicable) "typical" Guaranteed Quality Standards set forth in Schedule 5.2; (iii) have a volatile matter component of not less than ***** percent (***** %) and not more than ***** percent (***** %); and (iv) allow for safe, reliable and efficient operation of the Coke Plant,

"Coal Costs" are costs, expenses and expenditures, including taxes, related to (i) sampling, testing, selecting, purchasing, storing, handling, transporting, and delivering the Coals to the coal unloading facility at the Coke Plant, and (ii) the Third Party Consultant. Coal Costs do not include overhead or administrative costs of Seller or its Affiliates.

"Coal Cost per Ton of Coke" has the meaning set forth in Section 3.5.

"Coal Committee" is a committee having the authority set forth in Section 4.1.

"Coal Handling Losses" are losses associated with the storage and handling of the Coals, shall be deemed to equal ***** % (***** percent), and shall be determined in the manner set forth in Section 3.5(a).

"Coke" means blast furnace coke that is produced at the Coke Plant or, as applicable, coke that is a blend of such coke with Third Party Supplied Coke, and that Seller delivers to Purchasers pursuant to this Agreement and that (i) conforms to the Guaranteed Quality Standards or (ii) that does not conform to the Guaranteed Quality Standards, but in any case is not rejected or is accepted by Purchasers. Coke does not include any By-Products.

"Coke Plant" means the cokemaking plant and related facilities and equipment to be constructed at Haverhill, Ohio and to be owned and operated by Seller based upon heat recovery technology that is proprietary to Seller and Seller's Affiliates.

"Coke Supply and Purchase Obligation" is the Tonnage of Coke or Third Party Supplied Coke that Seller is obligated to deliver to Purchasers, and the Tonnage of Coke and Third Party Supplied Coke that Purchasers are jointly and severally obligated to accept and purchase from Seller, or actually accept from Seller, during the Take or Pay Term as set forth in Section 6.1(b).

"Commencement of Coke Production" is the first date upon which Coke is produced at the Coke Plant consistent with the Guaranteed Quality Standards. For purposes of this Agreement, Commencement of Coke Production may, but need not, coincide with the Full Production Date.

"Constructively Placed" refers the placement by Norfolk Southern or another rail carrier (as applicable) of a Coke shipment or any portion thereof at a location other than a Delivery Point, which results from an inability or unwillingness by Purchasers to receive or unload such shipment or portion thereof at such Delivery Point.

"Contract Price" has the meaning set forth in Section 3.1.

"Contract Year(s)" means each complete year transpiring during the Term, commencing as of the Full Production Date.

"Delivery Point" shall mean the physical plant location(s) designated by the Purchasers for receipt of Coke from Norfolk Southern under this Agreement, as such Delivery Points may be revised from time to time.

"Discounted Coke Price" has the meaning set forth in Section 5.2(b). "Fixed Cost per Ton of Coke" has the meaning set forth in Section 3.3.

"Full Production Date" means the first day of the calendar month following the date Seller notifies Purchaser in Writing that the Coke Plant has demonstrated the commercial capability of producing Coke at an annual rate of five hundred fifty thousand (550,000) tons using the Base Coal Blend.

"GAAP" means generally accepted accounting principles, consistently applied.

"Government Mandated Additional Capital Expenditures" means capital expenditures affecting the Coke Plant for which an equally reliable and safe non-capital expenditure alternative that by itself is not reasonably available and economically feasible and which are required due to changes in Governmental Requirements made after the date of this Agreement

(or with respect to compliance standards, not reasonably ascertainable as of the date of this Agreement).

"Government Mandated Additional Expenses" means operating or maintenance expenses affecting the Coke Plant, as well as all economic impacts other than those that require additional capital, which are required due to changes in Governmental Requirements made after the date of this Agreement (or with respect to compliance standards, not reasonably ascertainable as of the date of this Agreement).

"Government Mandated Additional Expenditures" means, collectively, Government Mandated Additional Capital Expenditures and Government Mandated Additional Expenses.

"Governmental Authority(ies)" means any nation or government(s), any state or other political subdivision(s) thereof and any entity(ies) exercising executive, legislative, judicial, regulatory or administrative functions having or pertaining to government.

"Governmental Requirements" means any applicable law, regulation and regulatory order (and any official interpretations thereof) of any applicable Governmental Authority, and any current, reasonably ascertainable future standard, relating to environmental compliance by Seller with respect to Coke Plant operations unless resulting from Seller's misconduct in the operation of the Coke Plant.

"Guaranteed Coke Yield Percentage" has the meaning set forth in Section 3.5(c).

"Guaranteed Quality Standards" are the guaranteed quality parameters for Coke and for Third Party Supplied Coke set forth in Schedule 5.2.

"Incidental Damages" are incidental damages allowed under Ohio Revised Code Section 1302.84, or as allowed pursuant to any amendment or recodification thereof Such damages specifically include, without limitation, commercially reasonable storage and rescreening costs, and degradation and handling losses, incurred by Seller in connection with stockpiling of Coke or Third Party Supplied Coke.

"Initial Completion Deadline" means the earlier of (i) the Full Production Date; or (ii) twenty-four (24) months following commencement of construction of the Coke Plant.

"Interest Rate" means an interest rate equal to ***** percent (***** %) above the rate announced by Chase Manhattan Bank as its prime rate at the date of accrual of the late payment.

"Manifest Error" means an arithmetical error that is readily apparent.

"Mitigation Proceeds" means any (positive) difference between (i) $***** per Ton of Coke sold to third parties plus the sum of (w) net sales proceeds arising from such third party sales and (x) any costs and expenses saved by Seller in connection therewith; less (ii) Incidental Damages incurred by Seller in connection with such third party sales plus the sum of (y) the Contract Price multiplied by (z) Coke Tonnage sold to such third parties.

26

"Moisture Adjusted Coal Blend Tonnage" has the meaning set forth in Section 3.5(a). "Nonconforming Coke" has the meaning set forth in Section 5.2(b).

"Norfolk Southern" has the meaning set forth in Section 3.2.

"Parties" means Purchasers and the Seller.

"Party" means either Purchasers or Seller, depending upon the context in which the term is used.

"Payment Default" means any failure by Purchaser to pay Seller in accordance with Sections 3.9, 5.1(d) or 7.3.

"Person" means and includes any individual, firm, corporation, partnership, limited liability corporation, association, trust or other enterprise or any government or political subdivision or agency, department or instrumentality thereof.

"Position Notice" has the meaning set forth in Section 4.2(b)(i).

"Purchaser" means as applicable, ISG Cleveland Inc., a Delaware corporation, ISG Indiana Harbor Inc., a Delaware corporation or ISG Sparrows Point Inc., a Delaware corporation.

"Purchasers" means, collectively, ISG Cleveland Inc., a Delaware corporation, ISG Indiana Harbor Inc., a Delaware corporation and ISG Sparrows Point Inc., a Delaware corporation.

"Purchaser Default" has the meaning set forth in Section 12.1.

"Purchaser Force Majeure Event(s)" has the meaning set forth in Section 9.2.

"Purchaser Obtained Coke" means coke obtained by Purchasers that is required by Purchasers to operate the Blast Furnace(s) in the ordinary course of business up to any shortfall in Seller's delivery of Coke and Third Party Supplied Coke relative to the Coke Supply and Purchase Obligation or, as applicable, Purchasers' Requirements.

"Purchasers' Requirements" means, for each Contract Year transpiring during the Requirements Term, the coke Tonnage requirements of Purchasers and their Affiliates in excess of the sum of 2.3 million Tons of coke, plus the coke supply from Jewell Coke Company, L.P. Provided, however, such requirements under this Agreement shall not exceed five hundred fifty thousand (550,000) Tons of Coke (unless otherwise adjusted pursuant to Section 6.1(d)).

"Requirements Term" has the meaning set forth in Section 2.2.

"Section 29 Credits" has the meaning set forth in Section 3.11.

"Section(s)" are the sections and subsections of the Articles contained in this Agreement. "Seller" means Haverhill North Coke Company, a Delaware corporation.

"Seller Default" has the meaning set forth in Section 12.1.

27

"Seller Force Majeure Event(s)" has the meaning set forth in Section 9.1.

"Take or Pay Term" has the meaning set forth in Section 2.1.

"Taxes" means any tax imposed by any Governmental Authority in the form of sales, use, excise, value added, environmental, gross receipts or franchise tax (except for property taxes related to the Coke Plant or taxes based on or measured by the net income or net worth of Seller), state and local product tax, state and local inspection fees, or similar taxes, assessments, or fees imposed with respect to the sale or purchase of coke pursuant to this Agreement. If the purchase of any Coke by any Purchaser is exempt from sales or use tax, that Purchaser shall furnish Seller with a valid exemption certificate in form and content reasonably acceptable to Seller. In the event any exemption is subsequently denied by any Governmental Authority, and as a result Seller is assessed for such sales or use tax, then Purchasers shall reimburse Seller for such taxes including all interest and penalties associated therewith.

"Term" refers, collectively, to the Take or Pay Term and the Requirements Term. "Third Party Consultant" has the meaning set forth in Section 4.2(b)(i).

"Third Party Supplied Coke" means coke obtained from sources other than Seller, and includes coke obtained from Seller's Affiliates.

"Ton" or "Tonnage" means a "short" ton of two thousand (2,000) pounds of Coal or Coke, as the case may be.

"Transportation Costs" has the meaning set forth in Section 3.6.

"Variable Cost Index" means the percentage increase or decrease in the "Iron and steel mills and ferroalloy production: Average Weekly Earnings of Production Workers" during the proceeding Contract Year published by the Bureau of Labor Statistics, If that information is not available at the beginning of the subsequent Contract Year, the Variable Cost per Ton for such Contract Year shall initially be based upon the rate of increase for the prior Contract Year and shall be reduced or increased, as the case may be, once that information becomes available.

"Variable Cost per Ton of Coke" has the meaning set forth in Section 3.4.

"Written" or "in Writing" means any form of written communication or a communication by means of e-mail, telex, telecopier device, telegraph or cable, overnight courier, or registered or certified mail (postage prepaid and return receipt requested), and shall be deemed to have been duly given or made upon receipt, or in the case of any electronic transmission, when confirmation of receipt is obtained.

Schedule 5.2

Guaranteed Quality Standards

	Mean[1]	Threshold for Quality Adjustment[2]	Price Adjustment	Reject Standards[3]
Moisture (%)	*****%	*****%	*****	*****%
Sulfur (%) (dry basis)	*****%	*****%	$*****%	*****%
Ash (%) (dry basis)	*****%	*****%	$*****%	*****%
V.M.(%) (dry basis)	*****%	*****%	$*****%	*****%
Stability	*****	*****	$*****	*****
CSR	*****	*****	*****	*****
Ash Mineral Analysis	*****	*****	*****	*****
Size	*****	*****%*****	$*****%	*****%*****

(1) Following the end of the second Contract Year, the "Mean" for sulfur, ash, V.M., stability and CSR shall be the arithmetic mean analysis therefor based upon the sampling, preparation, testing and analysis therefore performed during the first two (2) Contract Years.

(2) Following the end of the second Contract Year, the "Threshold for Quality Adjustment" for moisture, sulfur, ash, V.M. and stability shall be ***** Standard Deviations. Each "Standard Deviation" is one standard deviation from the arithmetic mean analysis for moisture, sulfur, ash, V.M. and stability based upon the testing, preparation, and analysis therefor performed during the first two (2) Contract Years. Seller shall promptly deliver a revised Schedule 5.2 to Purchasers upon the determination of the revised "threshold" and "reject" standards (described below), at which point the revised schedule shall take effect absent Manifest Error. Provided, however, in no event shall and "Threshold for Quality Adjustment" standards be increased or, as applicable, be decreased to the detriment of Purchasers. For purpose of the foregoing calculations, the Coke shipment database shall be used to determine the Standard Deviations.

(3) Following the end of the second Contract Year, the "Reject" standards for moisture, sulfur, ash, V.M. and stability shall be ***** Standard Deviations. Provided, however, in no event shall the "Reject" standards be increased or, as applicable, be decreased to the detriment of Purchasers. For purpose of the foregoing calculations, the Coke shipment database shall be used to determine the Standard Deviations.


Schedule 6.1(b)

Coke Supply and Purchase Obligation


Coal Blend Volatile Matter (dry basis)	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke Tonnage	*****	*****	*****	*****	*****	*****	*****	*****	*****

Schedule 8.2

Government Mandated Additional Capital Expenditures (Example)

Full Production Date	05/31/05
End of Term	05/31/20
Completion Date for Government Mandated Additional Capital Expenditures	05/31/14
Number of Years Remaining the Term	6.00
Amortization Period (*****)	*****
Interest Rate (pre-tax)	*****%
Cost of Applicable Government Mandated Additional Capital Expenditure Monthly Amortization Payable by Purchasers to Seller (based on 50% of the total expenditure)	$ *****
Unamortized Balance at End of Initial Term (*not* payable by Purchasers)	$ *****

Execution Version

Exhibit 10.27

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

COKE PURCHASE AGREEMENT

by and between

Haverhill North Coke Company

and

AK Steel Corporation

Dated August 31, 2009

TABLE OF CONTENTS

APPENDICES:

SCHEDULES:

ATTACHMENTS:

3

<p style="text-align: center;">COKE PURCHASE AGREEMENT</p>

THIS COKE PURCHASE AGREEMENT dated as of August 31, 2009 (the "Effective Date"), is made by and between Haverhill North Coke Company, a Delaware corporation ("Seller") and AK Steel Corporation, a Delaware corporation ("Purchaser"). This Agreement is a companion accord to the Energy Sales Agreement between Seller and Purchaser dated concurrently with this Agreement (the "Related Energy Sales Agreement").

For good and valuable consideration, including the Related Energy Sales Agreement, the Parties, intending to be legally bound, agree as follows:

<p style="text-align: center;">ARTICLE I</p>

<p style="text-align: center;"><u>DEFINITIONS; ACKNOWLEDGEMENT; BASIC OBLIGATIONS OF THE PARTIES</u></p>

1.1 <u>Definitions</u>. The definitions of certain capitalized terms used in this Agreement are contained in the attached Appendix A.

1.2 <u>Phase I and Phase II Plants</u>.

(a) Seller has constructed a one hundred (100) oven metallurgical coke making plant and related facilities and equipment located at Haverhill (Franklin Furnace), Ohio (the "Site") owned and operated by Seller based upon heat recovery technology that is proprietary to Seller and its Affiliates (hereinafter referred to as the "Phase I Plant"). The Phase I Plant is designed to produce approximately five hundred fifty thousand (550,000) Tons of Coke based upon the processing of the Base Case Coal Blend into Coke. The Phase I Plant does not produce electrical energy.

(b) Seller has constructed an additional one hundred (100) oven metallurgical coke making plant and related facilities and equipment located at the Site utilizing the heat recovery technology that is proprietary to Seller and its Affiliates (the "Phase II Plant") and an associated cogeneration plant also located at the Site ("Cogeneration Plant"). The Phase II Plant is designed to produce approximately five hundred fifty thousand (550,000) Tons of Coke based upon the processing of the Base Case Coal Blend into Coke. The Cogeneration Plant will produce electrical energy by utilizing flue gas from the Phase II Plant.

1.3 <u>Basic Obligations of the Parties</u>. Subject to the terms, conditions and requirements of this Agreement:

(a) <u>Delivery and Acceptance Obligations</u>.

(i) From September 1, 2009 through December 31, 2009, Seller shall deliver to Purchaser and Purchaser shall accept approximately thirteen thousand five hundred (13,500) Tons of Coke per Month, except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(iii).

<p style="text-align: center;">1</p>

(ii) From January 1, 2010 throughout the balance of the Term, Seller shall deliver to Purchaser and Purchaser shall accept all Coke Tonnage pursuant to Section 6.2, except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(iii).

(b) <u>Pricing and Payment</u>. During the Term, the purchase price payable by Purchaser to Seller in respect of Coke Tonnage is the Coke Price (except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(iii)), and for Nonconforming Coke Tonnage that is not rejected by Purchaser is the applicable price set forth in Section 5.1(b)(iii). Such amounts shall be payable in accordance with Section 3.3.

(c) <u>Integrated Transaction</u>. The Parties acknowledge that (i) they are entering into this Agreement and the Related Energy Sales Agreement as a single integrated transaction, (ii) they would not enter into the Related Energy Sales Agreement without also entering into this Agreement, and (iii) this Agreement and the Related Energy Sales Agreement are inextricably linked technically and economically, that neither would be feasible without the other, and they constitute a single integrated transaction and agreement.

1.4 <u>Guarantee of Seller's Obligations</u>. The obligations of Seller under this Agreement shall be guaranteed by SunCoke and Sun Coal & Coke Company, a Delaware corporation, pursuant to a guaranty in the form of Schedule 1.4 that Seller shall cause to be executed and delivered to Purchaser at the time of the execution and delivery of this Agreement.

1.5 <u>Transfer Restrictions</u>. Purchaser shall not transfer or otherwise dispose of the Middletown Plant without the prior Written consent of Seller. If Purchaser wishes to sell, lease, transfer or otherwise dispose of all or a substantial portion of its assets (other than the Middletown Plant), whether in a single transaction or series of transactions, then it shall cause to be delivered to Seller at least forty-five (45) days prior to such sale, lease, transfer or other disposition (i) a Written notice of such sale, lease, transfer or other disposition, (ii) a guaranty executed by AK Steel Holding Corporation, a Delaware corporation ("Holding") in the form of Schedule 1.5, and (iii) an opinion of independent legal counsel to Holding, which legal counsel shall be reasonably satisfactory to Seller and which opinion shall be in form and substance reasonably satisfactory to Seller, to the effect that such guaranty is the legal, valid and binding obligation of, and enforceable against Holding, subject to customary exceptions. The Parties acknowledge that in the event any of the foregoing obligations are breached by Purchaser or Holding, Seller shall be entitled to both interim and permanent injunctive relief in respect of such obligations, including (as applicable) injunctive relief and specific enforcement against Purchaser and Holding. Notwithstanding the foregoing, Purchaser shall not be restricted from creating or permitting to exist (and the foregoing provisions shall not apply to) any lien, security interest or other encumbrance on any of its assets.

1.6 <u>Holding Guaranty</u>. Following the expiration, cancellation or termination of the Indenture, Holding shall promptly (i) notify Seller of such circumstance in Writing, and (ii) execute and deliver to Seller a guaranty of Holding in favor of Seller in the form of Schedule 1.5. Such guaranty obligation shall be specifically enforceable by Seller against Holding.

ARTICLE II

TERM

2.1 Term.

(a) Subject to Section 2.1(b), the term of this Agreement ("Term") shall commence on the Effective Date and, subject to earlier termination in accordance with this Agreement, shall continue in effect for twelve (12) Contract Years. Upon the conclusion of such twelve (12) Contract Years, this Agreement shall automatically renew for two (2) successive five (5) year terms each unless notice of termination is given by either Party at least one (1) year prior to the end of the Term.

(b) Notwithstanding anything to the contrary in this Agreement, neither Party shall have any obligations under this Agreement unless Seller, Severstal Warren, Inc. ("Severstal Warren") and Severstal Dearborn, Inc. ("Severstal Dearborn") have, on or before August 31, 2009, entered into a termination agreement, in form and substance satisfactory to Seller in its sole discretion, pursuant to which (i) Seller and Severstal Warren agree to terminate that certain Coke Purchase Agreement, dated as of November 21, 2006, between Seller and Severstal Warren, effective as of September 1, 2009, and (ii) Seller and Severstal Dearborn agree to terminate that certain Coke Purchase Agreement, dated as of November 21, 2006, between Seller and Severstal Dearborn, effective as of January 1, 2010 (the "Severstal Termination Agreement").

(c) Seller shall notify Purchaser promptly following August 31, 2009 regarding whether Seller, Severstal Warren and Severstal Dearborn have entered into the Severstal Termination Agreement on or before August 31, 2009.

ARTICLE III

COKE PRICE AND PAYMENT TERMS

3.1 Coke Price.

(a) Components.

(i) During the period of September 1, 2009 through December 31, 2009, the Coke Price is the sum of (A) $ ***** per Ton of Coke, and (B) any Per Ton Fuel Surcharge; and

(ii) During the period of January 1, 2010 through December 31, 2010, the Coke Price is the sum of (A) $ ***** per Ton of Coke, (B) the Per Ton Railroad Rate Index Charge and (C) any Per Ton Fuel Surcharge; and

(iii) During each Contract Year commencing January 1, 2011, the Coke Price is the sum of (A) the Adjusted Fixed Price Component, (B) subject to Section 3.1(c)(vi), the Forecasted O&M Component, and (C) the Coal Cost Component.

(b) <u>Adjusted Fixed Price Component</u>.

(i) The Fixed Price Component is $ ***** per Ton of Coke.

(ii) The Parties acknowledge that Coke production depends upon the moisture content of each Coal Blend. Accordingly, the Fixed Price Component shall be adjusted (increased or decreased) based upon the Weighted Average moisture content of the Coals comprising each Coal Blend for the applicable Month. Accordingly, if the actual Weighted Average moisture content of such Coal Blend Tonnage exceeds ***** %, then for each ***** % increment thereof in excess of ***** %, the Fixed Price Component shall be correspondingly increased by ***** %. Conversely, if the actual Weighted Average moisture content of such Coal Blend Tonnage is less than ***** %, then for each ***** % increment thereof less than ***** %, the Fixed Price Component shall be correspondingly reduced by ***** %. By way of example, if the actual Weighted Average moisture content of the Coal Blend is ***** %, then such adjusted Fixed Price Component (the "Adjusted Fixed Price Component") is $ ***** (namely, the sum of the (i) Fixed Price Component plus the (ii) product of the Fixed Price Component multiplied by ***** %). Conversely, and by way of example, if the actual Weighted Average moisture content of the Coal Blend is ***** %, then such Adjusted Fixed Price Component is $ ***** (namely, the sum of (i) Fixed Price Component minus the (ii) product of the Fixed Price Component multiplied by ***** %).

(c) <u>Forecasted O&M Component, Actual O&M Component and Annual True-Up</u>.

(i) [Intentionally omitted]

(ii) At least sixty (60) days prior to January 1, 2011 and the commencement of each subsequent Contract Year, Seller will prepare a good faith forecast (the "Forecast") that sets forth in reasonable detail its good faith estimate of the O&M Expenses in respect of the Coke Plants for the next ensuing Contract Year. For the avoidance of doubt, such O&M Expenses include operating and maintenance costs in respect of the Cogeneration Plant notwithstanding the circumstance that payments in respect of electrical energy produced by such Cogeneration Plant are made pursuant to the Related Energy Sales Agreement.

(iii) Without duplication or double-counting in respect of O&M Expenses, such Forecast shall be based upon (i) subject to any applicable confidentiality restrictions in respect of other customers of Seller's Affiliates, typical historic operations and maintenance history at other domestic coke making facilities that utilize SunCoke's proprietary heat recovery coke making technology as such history applies to the Coke Plants; (ii) historic operations and maintenance history at the Coke Plants; (iii) subject to Article VII, compliance with Governmental Requirements in respect of the Coke Plants, including Government Mandated Additional Expenses; (iv) property taxes in respect of the Coke Plants; (v) Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year; (vi) labor expenses in respect of the Coke Plants; (vii) Prudent Operating and Maintenance Practices; (viii) the reasonable cost of all premiums

or, as applicable, allocations, in respect of required and commercially reasonable insurance coverages for the Coke Plants, Coke Plant operations, and employees of Seller (provided such allocations or premiums constitute O&M Expenses), and (ix) other reasonable conditions specific to the Coke Plants and Seller's performance hereunder (the "Guidelines"); provided, however, but subject to Section 7.1(c), such other reasonable conditions shall not include fines or penalties in respect of violations of Governmental Requirements including Governmental Requirements pertaining to the environment, and employee health and safety. Such Forecast shall be delivered to the Purchaser for approval by it, which approval shall not be unreasonably withheld, conditioned or delayed.

(iv) Within fifteen (15) days following Seller's delivery of each such Forecast to Purchaser, Seller and Purchaser shall confer in good faith for the purpose of reviewing and approving such Forecast. If, within thirty (30) days thereafter, the Parties do not agree upon such Forecast, then Purchaser shall promptly deliver to Seller (no later than ten (10) days following the expiration of such thirty (30) day period) Written notice of its disapproval of such Forecast that sets forth the specific grounds therefor including any alleged inconsistency thereof with the Guidelines. The Parties may thereafter submit such dispute to arbitration in accordance with Section 9.2; provided, however, pending such resolution, (i) the O&M Expenses in respect of the preceding Contract Year, as adjusted in accordance with the Index Formula (the "Presumed O&M Expenses"), shall be the basis for the O&M Expenses for the period during which such dispute is pending, and (ii) if, following any such arbitration, it is determined that the allowable O&M Expenses are greater or less than the Presumed O&M Expenses, then Purchaser or, as applicable, Seller shall pay to the prevailing Party the product of the difference between (i) the (y) Forecasted O&M Component based upon the Presumed O&M Expenses for the applicable Contract Year, and (z) the Forecasted O&M Component based upon the O&M Expenses approved pursuant to such arbitration, multiplied by (ii) the Coke Tonnage sold by Seller to Purchaser based upon such Presumed O&M Expenses, plus interest thereon accrued thereon at the Interest Rate. Such payment shall be, as applicable, added to or credited against the amount otherwise payable by Purchaser to Seller in accordance with the Monthly invoice immediately following any such award.

(v) The Forecasted O&M Component for each Contract Year will be determined in accordance with the following formula:

Forecasted O&M Component = [Forecast O&M Expenses (or if such Forecast is subject to a dispute, the Presumed O&M Expenses, until such time as the dispute is resolved) in respect of the Coke Plants set forth in the approved Forecast for the applicable Contract Year ÷ Coke Plants Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year] + [Forecast O&M Expenses (or if such Forecast is subject to a dispute, the Presumed O&M Expenses, until such time as the dispute is resolved) in respect of the Cogeneration Plant set forth in the approved Forecast for the applicable Contract Year ÷ *****% of the Coke Plants Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year].

(vi) Seller shall endeavor in good faith to operate and maintain the Coke Plants in accordance with the Forecasted O&M Component for the applicable Contract Year in accordance with Prudent Operating and Maintenance Practices. Subject to the foregoing, within thirty (30) days following the conclusion of each Contract Year, Seller will submit to Purchaser a Written report that summarizes the actual O&M Component for such Contract Year (the "Actual O&M Component") as determined in accordance with the following formula:

Actual O&M Component = actual O&M Expenses in respect of the Coke Plants for the applicable Contract Year ÷ actual Coke Tonnage produced at the Coke Plants during such Contract Year (including Nonconforming Coke Tonnage rejected by Purchaser) + [actual O&M Expenses in respect of the Cogeneration Plant for the applicable Contract Year ÷ ***** % ***** of the actual Coke Tonnage produced at the Coke Plants during such Contract Year (including Nonconforming Coke Tonnage rejected by Purchaser)].

Where applicable, but subject to Article VII, Purchaser shall pay Seller an amount equal to ***** % ***** of the product of (i) any positive difference between the (y) Actual O&M Component for the applicable Contract Year and (z) Forecasted O&M Component as set forth in the Forecast for such Contract Year, multiplied by (ii) actual Coke production delivered to Purchaser during such Contract Year (excluding, in each case, Nonconforming Coke Tonnage rejected by Purchaser). Where applicable, but subject to Article VII, Seller shall credit Purchaser an amount equal to ***** % of any (i) negative difference between the (y) Actual O&M Component for the applicable Contract Year and (z) Forecasted O&M Component for such Contract Year, multiplied by (ii) actual Coke production delivered to Purchaser during such Contract Year; provided, however, in no event shall the actual Coke production amount utilized in the denominators to the foregoing formulas be less than ***** % of the Targeted Coke Production for the applicable Contract Year; provided, further, that such ***** % limitation shall not apply to any Month during such Contract Year when a Production Turndown is in effect. Such payment or credit shall, as applicable, be added to or deducted from the amounts otherwise payable in accordance with the invoice in respect of the Month during which such credit or payment is determined, and shall be subject to reasonable verification by Purchaser.

(d) Coal Cost Component.

(i) Coal Costs are all costs, expenses and expenditures, including Taxes, related to sampling, testing, selecting, purchasing, storing, handling of Coals, and in respect of transporting, and delivering the Coals to the Coke Plants, but excluding overhead or administrative costs of Seller or its Affiliates in respect thereof. Unless otherwise approved by Purchaser, each Coal comprising the selected Coal Blend shall be purchased by Seller for a commercially reasonable price, and in accordance with commercially reasonable standards, terms and conditions based upon thirty (30) day payment terms. Coal Costs do not include penalties, assessments and damages recovered by Seller in respect of Coal contracts with Coal suppliers to the extent such penalties, assessments and/or damages result in Coke Price reductions as set forth in Schedule 5.1 or any successor schedule (in which case such penalties, assessments and/or damages

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shall be for the account of Seller); provided, however, if such penalties, assessments and/or damages exceed such Coke Price reductions, or such penalties, assessments and/or damages do not result in a Coke Price reduction, then any such excess amount(s) or such penalties, assessments and/or damages not resulting in a Coke Price reduction will be deducted from the Coal Costs.

(ii) The Coal Cost Component is (i) the actual Monthly Weighted Average Coal Costs, divided by (ii) the product of (y) the Moisture Adjusted Coal Blend Tonnage charged to the coke ovens at the Coke Plants set forth in each applicable invoice, taking into account Coal Handling Losses, and (z) the Guaranteed Coke Yield Percentage.

(iii) The Moisture Adjusted Coal Blend Tonnage is the Weighted Average thereof for each applicable Month, and accounts for Coal Blend moisture on a fixed ***** % basis to be determined in accordance with the following formula:

*Moisture Adjusted Coal Blend Tonnage = actual Coal Blend Tonnage (as determined in accordance with Section 3.1(d)(v)) x [(1 – the actual moisture content of such Coal Blend Tonnage) ÷ *****].*

Such actual moisture shall be determined based on sampling of the actual Coal Blend Tonnage immediately prior to coking thereof, and the testing and analysis on a composite basis, all of which shall be performed in accordance with ASTM Standards.

(iv) Coal Handling Losses shall be fixed at ***** %, and shall be accounted in accordance with the following formula:

*Moisture Adjusted Coal Blend Tonnage for each Coke Shipment x (1 – *****)*

(v) Seller's static scale shall weigh Coal Blend Tonnages immediately prior to coking. Such scale shall have an accuracy of not less than plus or minus (+/-) 0.25%, and shall be calibrated in accordance with the manufacturer's instructions at Seller's sole cost and expense. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties.

(vi) The Guaranteed Coke Yield Percentage is determined in accordance with the following formula:

*Blast furnace coke "dry" yield equals ***** % less the sum of the percentage of dry basis volatile matter in the Coal Blend (described as the "typical" dry basis volatile matter in the Coal contracts pertaining to the Coal Blend), plus a ***** % allowance for net operating losses in the coking process, plus a ***** % allowance for Breeze; provided, however, if the Weighted Average actual moisture content of such Coal Blend Tonnage exceeds ***** %, then for each increment of ***** % in excess of ***** %, such ***** % allowance shall be correspondingly increased by ***** %. By way of example, if the actual Weighted Average moisture*

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content of the Coal Blend is ***** %, then the corresponding allowance for net operating losses in the coking process would be ***** %.

Seller will re-determine the Guaranteed Coke Yield Percentage whenever the proportionate share of Coals within any Coal Blend is increased or decreased by ***** % or more.

(e) <u>Determination of Coke Tonnage</u>. All Coke Tonnage shall be weighed by track scales operated by Seller. Such scales shall have an accuracy of not less than 0.25% and shall be calibrated by an independent third party at a minimum of once per year or more often as required by the manufacturer's instructions or Prudent Operating and Maintenance Practices, the cost of which calibration shall be an O&M Expense. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties. All Coke Tonnage shall be adjusted to a ***** % moisture content in accordance with the following formula:

$$Tons\ Sold\ \ =\ \ \frac{Total\ Tons\ x\ (1-actual\ percentage\ moisture\ content)}{*****}$$

The actual moisture percentage content of Coke shall be determined in accordance with Section 5.1.

3.2 <u>Section 45 Credits</u>.

(a) <u>In General</u>. Provided Purchaser is not in default of this Agreement, starting in the Contract Year commencing January 1, 2010, if any Coke qualifies for a credit under Section 45 of the Internal Revenue Code of 1986, or any similar or successor provision ("Section 45 Credits") during any year during which Coke is produced during the Term, then Seller shall provide Purchaser with a credit in respect of Coke Tonnage sold by Seller to Purchaser during such year, provided that in any Production Turndown Period the credit provided to Purchaser shall be reduced proportionately based on the Coke Purchase Shortfall.

(b) <u>Sunoco Realized Value</u>. Where Sunoco or its Affiliates are the sole investors in Seller, such credit shall be equal to ***** % of the Sunoco Realized Value of such Section 45 Credits. Such Sunoco Realized Value is the pre-tax value realized by Sunoco in respect of such Section 45 Credits, which shall be determined by dividing the amount of such Section 45 Credits by one (1) minus the sum of (x), where (x) is the highest marginal federal income tax rate applicable to corporations, minus, in respect of section 199 of the Internal Revenue Code of 1986, (i) two (2) percentage points in respect of year 2009, or (ii) three percentage points for each subsequent year during which such Section 45 Credits may be available; provided, however, such Sunoco Realized Value shall also take into account any change in law, phase out, the ability of Sunoco to utilize the Section 45 Credits, or other circumstances relevant to such Sunoco Realized Value determination. The ability of Sunoco to utilize such Section 45 Credits shall be determined by comparing Sunoco's current federal consolidated tax liability with and without the Section 45 Credits attributable to Coke sales to Purchaser in respect of each such year. The determination of such Sunoco Realized Value in respect of each year during which Section 45 Credits may be available shall be made on or before October 1st of the subsequent year and shall be credited on the invoice for such Month;

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provided, however, that if there is any change in law that repeals or reduces the amount of the section 199 deduction of the Code, or that limits the benefit or availability of such deduction, in either case with respect to income arising from the sale of Coke under this Agreement, then the amounts subtracted pursuant to subparts (i) and (ii) of this Section 3.2(b) shall be reduced to reflect such change.

(c) <u>Other Realized Value</u>. Where Sunoco or its Affiliates, and any third party or parties (the "Third Party Investor(s)"), are the investors in Seller, such credit shall be equal to ***** % of the Other Realized Value of such Section 45 Credits. Such Other Realized Value is the product of (i) the percentage interest of Sunoco or its Affiliates and such Third Party Investor(s) in respect of the revenue derived from the sale of Coke multiplied by, as applicable, (ii) the pre-tax value realized by (y) Sunoco in respect of such Section 45 Credits (as determined in accordance with Section 3.2(b)) and (z) the Third Party Investor(s) as determined in a manner consistent with Section 3.2(b); provided, however, (i) such Other Realized Value in respect of any year shall not be less than the Sunoco Realized Value for such year had such Third Party Investor(s) not been investors in Seller; and (ii) such Other Realized Value shall also take into account any change in law, phase out, the ability of Sunoco or, as applicable, the Third Party Investor(s) to utilize the Section 45 Credits, or other circumstances relevant to such Other Realized Value determination. The determination of such Other Realized Value in respect of each year during which Section 45 Credits may be available shall be made on or before the last Month of subsequent year and shall be credited on the invoice for such Month.

(d) <u>Increases or Reductions</u>. If the Sunoco Realized Value or Other Realized Value of any Section 45 Credits on Coke sales to Purchaser is thereafter reduced by the carry back of a net operating loss in respect of an amended return, disallowance of all or a portion of the Section 45 Credits, or the inability of Sunoco or (as applicable) the Third Party Investor(s) to utilize the Section 45 Credits after final resolution of an IRS audit, then Purchaser shall pay to Seller, within thirty (30) days following Seller's Written notification to Purchaser of such reduction, an amount equal to (i) ***** % of the Sunoco Realized Value and (as applicable) the Other Realized Value that would otherwise would have been realized but for such reduction plus ***** % of any fines and/or penalties arising from such disallowance, plus (ii) interest thereon, computed from the date of filing of the consolidated income tax return of Sunoco or, as applicable, Third Party Investor(s) through the date on which such amount is paid by Purchaser to Seller. Such interest shall be equal to the additional interest owed by Sunoco or (as applicable) Third Party Investor(s), or the reduction in interest due to Sunoco or (as applicable) Third Party Investor(s) if Sunoco or (as applicable) Third Party Investor(s) is in an overpayment position, determined by computing Sunoco's or (as applicable) Third Party Investor(s)' federal income tax liability for the year with and without ***** % of the disallowed or reduced Section 45 credits. If the Sunoco Realized Value and (as applicable) the Other Realized Value of any Section 45 Credits from Coke sales to Purchaser is thereafter increased as a result of the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize the carryover of any unused Section 45 Credits in later taxable years, or the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize additional Section 45 Credits after final resolution of an IRS audit, then Seller will credit Purchaser with an amount equal to (i) ***** % of the Sunoco Realized Value and (as applicable) the Other Realized Value in respect of such increase, plus (ii) interest thereon at the overpayment rate of section 6621 of the Code or the successor provision, computed from the date of filing of the consolidated income tax return of Sunoco or (as applicable) Third Party

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Investor(s) for the year in which the credit is utilized through the date on which such amount is credited by Seller to Purchaser. Any such credit shall be applied to the invoice for such Month during which such Section 45 Credits are utilized.

(e) <u>Schedules</u>. Seller shall prepare schedule(s) showing the calculation of the Section 45 Credits with respect to Coke sold to Purchaser during a year, not later than thirty (30) days before Seller files its federal income tax return for such year.

(f) <u>Recomputation</u>. If Seller, and if applicable, any Third Party Investor(s), is claiming more Section 45 Credits than the amount that Purchaser determines to be appropriate, then for purposes of this Section 3.2, Purchaser may elect to have the Sunoco Realized Value, and if applicable, the Other Realized Value, determined based on such lower amount of Section 45 Credits (such lower amount referred to as the "Recomputed Section 45 Credit Amount"). If there is a later reduction in any Section 45 Credits claimed by Seller or any Third Party Investor, then Purchaser's liability under Section 3.3(d) shall be determined only with respect to such reduction below the Recomputed Section 45 Credit Amount. Seller has no obligation to Purchaser under this Section 3.2 to the extent the amount of Section 45 Credits actually allowed exceed the Recomputed Section 45 Credit Amount.

3.3 <u>Terms of Payment/Invoicing</u>.

(a) <u>Provisional Shipment Invoices</u>. On or promptly following the date of each Shipment during the Term and any renewal thereof, Seller will submit to Purchaser in Writing a provisional invoice in respect of each such Shipment. The invoiced amount for such Shipment shall be the sum of (i) the product of (x) the applicable Coke Price (based on Seller's good faith estimate of Coal costs) multiplied by (y) the Coke Tonnage in respect of such Shipment, plus (ii) amounts payable by Purchaser to Seller in respect of any Third Party Supplied Coke, as set forth in Section 6.4, plus (iii) Taxes thereon, plus or minus, as applicable, and (iv) the applicable adjustments set forth in Section 3.3(c).

(b) <u>Final Invoice</u>. Revisions to the provisional invoice set forth in Section 3.3(a) will be made on a special Monthly final invoice delivered to Purchaser to reflect actual adjustments to the Coal costs for Coke delivered to Purchaser during the preceding Month and, as applicable, any amounts payable in accordance with Section 3.3(c). That invoice will be submitted to Purchaser within fifteen (15) days following the end of each applicable Month. The final invoice shall incorporate, as applicable, credits due to Purchaser or any additional amounts due from Purchaser. In the case of any credits, such credits will be deducted from the next succeeding invoice(s) submitted to Purchaser.

(c) <u>Invoice Adjustments</u>.

(i) Throughout the Term, amounts payable by Purchaser to Seller pursuant to Section 3.3(b) shall be subject to the following Monthly adjustments (as applicable):

(A) Section 45 Credits as set forth in Section 3.2 (including any reductions or increases thereto as set forth in Section 3.2(d));

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(B) Amounts payable pursuant to Article VII;

(C) Adjustment(s) to the Coke Price as set forth in Section 5.1(b)(ii) and Schedule 5.1;

(D) The Coke Price Discount in respect of any Nonconforming Coke Tonnage accepted or commingled by Purchaser as set forth in Section 5.1(b)(iii);

(E) Direct costs that are creditable by Purchaser to Seller or, as applicable, reimbursable by Purchaser to Seller pursuant to Section 6.3;

(F) The Production Turndown Adjustment Fee;

(G) The Railroad Deficit Charge;

(H) Any credit or payment, as the case may be, as determined in accordance with Section 3.1(c)(iv); and

(I) Any credit or payment, as the case may be, in respect of any positive or negative difference between the Actual O&M Component and the Forecasted O&M Component, as determined in accordance with Section 3.1(c)(vi).

(d) <u>Payment</u>. Subject to Section 3.3(e), invoiced amounts as set forth herein shall be due and payable in immediately available funds by wire transfer to accounts identified by Seller or its designee (i) for the period from September 1, 2009 through December 31, 2010, on or within twenty-three (23) days after each applicable invoice is delivered by Seller or its designee to Purchaser, and (ii) for the period commencing January 1, 2011 through the end of the Term, as set forth in the last sentence of this Section 3.3(d) (clause (i) or (ii) of this paragraph, as applicable, the "Due Date"), and such payments shall not be subject to any right of set off or other condition. Overdue amounts shall accrue interest at the Interest Rate from the applicable Due Date. Commencing January 1, 2011, the Due Date shall be set annually based on the payment terms set forth in Seller's Coal purchase contracts based upon the weighted average, in Tons, of the Coal to be delivered under such Coal purchase contracts, provided that the Due Date will be seven (7) fewer days than the due date for payment as set forth in such Coal purchase contracts.

(e) <u>Manifest Error Exception</u>. If, based upon Manifest Error, Purchaser reasonably believes that any invoice incorporates overcharged amounts in respect of amounts properly payable under this Agreement, then it shall notify Seller in Writing of such overcharge, including the amount and the basis of its belief, prior to the Due Date. Subject to the foregoing, undisputed amounts shall be paid as set forth in Section 3.3(d), and the Parties shall attempt, in good faith, to agree upon the disputed amounts within fifteen (15) days after such Written notice is delivered by Purchaser. If the Parties cannot resolve any such dispute within such fifteen (15) day period, then either Party may invoke the provisions of Section 9.2. Disputed amounts confirmed to be actually due by Purchaser shall be payable within five (5) Business Days, and shall accrue interest at the Interest Rate from the applicable Due Date. If it is determined in

accordance with Section 9.2 that Purchaser has overpaid Seller under this Agreement, then Seller shall promptly reimburse Purchaser for the full amount of such overpayment, with interest in respect of such overpayment accruing at the Interest Rate from the date of such overpayment by Purchaser through the date of reimbursement by Seller.

3.4 <u>Production Turndown Adjustment Fee</u>. In the event Purchaser requests a Production Turndown, in addition to the amounts payable by Purchaser pursuant to Section 3.1(a)(iii), Purchaser shall pay Seller an amount equal to the sum of ***** (the "Production Turndown Adjustment Fee").

3.5 <u>By-Products; Option to Purchase Breeze</u>. Seller shall retain all By-Products for its own account, and Seller shall retain all proceeds from the sale or other disposition of By-Products; provided, however, during each Calendar Year starting in 2010, Purchaser may, at its option, purchase ***** % of the available Breeze for the market price therefore FOB the Coke Plants in effect as of the date Purchaser exercises that option. In order to exercise that option, Purchaser must notify Seller, in Writing, of its exercise thereof at least ninety (90) days prior to the commencement of the applicable Calendar Year. In the event that Purchaser exercises its option to purchase Breeze, Seller shall deliver Breeze to Purchaser at the Breeze Delivery Point and Seller and Purchaser shall reasonably cooperate in scheduling Breeze deliveries.

3.6 <u>Audit Rights</u>. Purchaser or its designee shall have the right, during normal working hours of Seller, to review and inspect such books and records of Seller and, as applicable, SunCoke as Purchaser deems reasonably necessary to verify any amounts payable by Purchaser under this Agreement. Purchaser shall provide Seller with at least two (2) Business Days Written notice prior to its commencement of any such review and inspection. Such review and inspection shall take place at the place in which such books and records are customarily maintained.

ARTICLE IV

COAL BLENDS

4.1 <u>Selection</u>. Starting Contract Year 2011, the Coal Committee shall select, by majority vote, Coal Blends that conform to the Coal Blend Standards, and may make recommendations to Seller regarding the acquisition of Coals in respect of this Agreement and related testing, blending, handling and delivery procedures. The Parties acknowledge that a portion of the Coals have been committed to be purchased through March 31, 2012 (the "Committed Coal") and, therefore, the Coal Committee will select the remaining Coals required for the Coal Blend taking into account these prior commitments. The quantity, price and specifications of the Committed Coal are set forth on Schedule 4.1. Purchaser and Seller shall each be entitled to exercise one vote in respect of Coal Committee matters. Meetings of the Coal Committee shall be scheduled at intervals and at locations to be mutually agreed upon by the Parties. In the event of a tie, Purchaser shall have the final and deciding vote; provided, however, Purchaser shall not utilize such final and deciding vote to select a Coal Blend that does not conform to the Coal Blend Standards.

4.2 <u>Sampling and Testing</u>. A qualified independent laboratory, reasonably acceptable to both Parties, shall perform sampling, proximate analysis (including moisture analysis), total sulfur analysis, oxidation analysis, plastic behavior analysis, and petrography of each Coal shipment. Such sampling, analysis and petrography shall be performed in accordance with ASTM Standards. The results of such analysis and petrography shall be promptly provided to each member of the Coal Committee in Writing, and shall be used for determining compliance with the Coal Blend Standards in respect of each Coal Blend.

4.3 <u>Unsuitability or Insufficiency of Coal Blends</u>. If any Coal Blend does not in practice conform to the Coal Blend Standards or if sufficient quantities thereof become unavailable, then Seller shall promptly inform Purchaser in Writing of such (applicable) nonconformity or unavailability. If, pending selection of any new Coal Blend, the use by Seller of the Coal Blend originally selected by for use at the Coke Plants adversely affects the Coke Plants or Seller's ability to comply with its obligations under this Agreement then, pending the selection of a new Coal Blend, Seller shall have the authority to utilize another Coal Blend that incorporates the Coals available at the Coke Plants or Coals that are otherwise reasonably available to Seller and which, in Seller's reasonable judgment, meet or reasonably approximate the Coal Blend Standards. If such a Coal Blend is not available to Seller, then the Coke Quality Standards and the Coke Supply and Purchase Obligation shall be, as appropriate, adjusted at the reasonable discretion of Seller; provided, however, Seller shall provide Purchaser with Written notice of such circumstance, and the basis for any corresponding adjustment to, as applicable, the Coke Quality Standards and/or the Coke Supply and Purchase Obligation.

4.4 <u>Authority of Seller</u>. Subject to Seller's obligations in respect of Sections 4.1, 4.2 and 4.3, Seller shall retain the responsibility and authority for daily operating matters involving the Coal Blends and compliance with the Coke Quality Standards, without any requirement to consult with or obtain the approval of Purchaser.


ARTICLE V

<u>COKE SAMPLING, ANALYSIS AND QUALITY</u>


5.1 <u>Coke Moisture and Coke Quality</u>.

(a) One (1) representative Coke sample increment will be taken from the loading belt during the loading of each railcar. Each such increment will be a complete cross section cut as taken from the loading belt by the mechanical sampling system. All such samples shall be stored in a closed container situated within a controlled, indoor environment prior to the testing and analysis thereof as required in Section 5.1(c). Upon twenty-four (24) hour notice to Seller, Purchaser shall be entitled to be present during the sampling, preparation, analysis, and loading of Coke shipments.

Coke samples will be prepared on a daily basis by an independent laboratory in accordance with ASTM Standards or, where no ASTM Standards apply, in accordance with generally accepted industry standards. Seller shall notify such independent laboratory to retain such samples for no less than thirty (30) days from the date the samples are prepared.

Moisture, size, sulfur, ash, volatile matter and stability of Coke will be tested and analyzed on a daily basis, and the results thereof shall be arithmetically averaged, on a Shipment basis, to determine conformity with the Coke Quality Standards applicable thereto. Such testing and analysis shall be performed in accordance with ASTM Standards or other procedures approved by the Parties in Writing, and shall govern for the purposes of determining conformity with the Coke Quality Standards. All daily results (prior to any averaging thereof), and all consolidated results utilized to determine compliance with the Coke Quality Standards, will be provided by Seller to Purchaser promptly in Writing prior to the delivery of the applicable Shipment. Absent Manifest Error, those results shall be conclusive and binding on the Parties for the purposes of determining conformity with the Coke Quality Standards and any adjustments to the Coke Price as set forth in Section 5.1(b) and Schedule 5.1. Purchaser shall have the right to conduct an audit of all results of such sampling, preparation, testing and analysis for the purpose of auditing Seller's compliance with such sampling, preparation, testing and analysis procedures.

(b) <u>Coke Quality Standards</u>.

(i) Subject to the availability of Coals that conform to the Coal Blend Standards, Coke shall conform to the Coke Quality Standards set forth in the Schedule 5.1 and Seller will implement commercially reasonable measures to achieve conformity with the "mean" Coke Quality Standards set forth in Schedule 5.1.

(ii) Subject to the availability of Coals that conform to the Coal Blend Standards and Section 5.1(c), if Coke or Third Party Supplied Coke Tonnage does not conform to the "threshold" limits provided for in the Coke Quality Standards set forth in Schedule 5.1, then the Coke Price in respect of such Coke Tonnage will be adjusted as set forth in Schedule 5.1 as respects each such nonconformity. In addition, Seller will implement prompt corrective measures to correct any such nonconformity in respect of further Coke shipments and will promptly inform Purchaser in Writing of such corrective measures.

(iii) If Coke is delivered to Purchaser and is subsequently determined to be Nonconforming Coke based upon sampling, preparation, testing and analysis set forth in Section 5.1(a), and such Nonconforming Coke is consumed or commingled with any other coke acquired by Purchaser, then Seller shall be credited an amount equal to (i) the product of the (y) Coke Price multiplied by (z) the product of the Coke Tonnage from which such Nonconforming Coke Tonnage is derived (as adjusted for quality pursuant to the Schedule 5.1), minus (ii) $ ***** per Ton in respect of such Nonconforming Coke Tonnage (the "Coke Price Discount"). Payment for such Nonconforming Coke shall be made in accordance with Section 3.3. However, where Nonconforming Coke is not consumed or is not commingled with other coke acquired by Purchaser, Purchaser may either (y) reject such Nonconforming Coke by means of prompt Written notification thereof delivered by Purchaser to Seller (provided such Written notice is delivered within three (3) Business Days following Seller's notification to Purchaser of such Nonconforming Coke Tonnage), or (z) purchase such Nonconforming Coke Tonnage for the Coke Price less the Coke Price Discount. Upon rejection of such Nonconforming

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Coke, title to such Nonconforming Coke shall revert to Seller and Seller shall accept all risk of loss, damage, or destruction therefore.

(iv) Seller may blend up to ***** % Nonconforming Coke into other Coke Shipments such that (A) such Nonconforming Coke is added onto the coke conveyor only with new, unscreened coke production, (B) such blended Coke does not exceed or, as applicable, is not less than the "reject" limits set forth in the Coke Quality Standards, (C) the ash content, volatile matter content, sulfur content, moisture content and size of such Nonconforming Coke, are not less than ***** % or do not exceed ***** %, as applicable, of the "reject" limits set forth in the Coke Quality Standards and (D) the stability of such Nonconforming Coke is not less than the "reject" limit set forth in the Coke Quality Standards. Purchaser may waive the requirements set forth in clauses (C) and (D) of this Section 5.1(b)(iv) from time to time in its sole discretion.

(v) As applicable, Seller shall be required to remove from Purchaser's facilities any Nonconforming Coke that is properly rejected by Purchaser. Seller will be responsible for all removal costs. Purchaser may require Seller to make up the corresponding shortfall pursuant to a reasonable shipment schedule to be specified by Purchaser. In addition, Seller shall implement appropriate corrective measures prior to further Coke deliveries, and shall promptly notify Purchaser in Writing of such corrective measures.

(c) <u>Changes to Coke Quality Standards</u>. In conjunction with the annual review of the Coal Blends by the Coal Committee, or as reasonably required based on prevailing market conditions in respect of Coal availability and price, Purchaser may request reasonable revisions to the Coke Quality Standards. Promptly after receipt of Purchaser's request, Seller will enter into good faith discussions with Purchaser regarding such changes; provided, however, Seller will not be required to make any adjustment that would have a detrimental effect on (i) Coal Blend Standards; (ii) Seller's economic returns (including the operating or capital costs associated with the Coke Plants, the "threshold" or "reject" Coke Quality Standards), and/or (iii) contracts between Seller and third parties including Coal purchase contracts. Any increase or decrease in costs and charges associated with any such change shall be for the account of Purchaser. If the Parties are unable to reach agreement as respects any such proposed revisions, then such dispute shall be subject to the dispute resolution procedures set forth in Article IX.

5.2 <u>Title</u>. Seller warrants that at the time of delivery of Coke or Third Party Supplied Coke to Purchaser it shall have good title and full right and authority to transfer such Coke or Third Party Supplied Coke to Purchaser, and that the title conveyed shall be good and its transfer shall be rightful and that such Coke or Third Party Supplied Coke shall be delivered free from any security interest or other lien or encumbrance.

5.3 <u>Exclusivity</u>. THE WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, IMPLIED IN FACT OR IN LAW, AND WHETHER BASED ON STATUTE, CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE VI

OBLIGATIONS RELATED TO COKE SUPPLY AND DELIVERIES

6.1 [Intentionally omitted]

6.2 <u>Coke Supply and Purchase Obligation</u>.

(a) <u>Seller's Supply Obligation</u>. Subject to Section 6.6, beginning January 1, 2010 and for each subsequent Contract Year Seller's obligation ("Coke Supply Obligation") in respect of the Coke Supply and Purchase Obligation is:

(i) as respects the Base Case Coal Blend, not less than 90% of five hundred fifty thousand (550,000) Tons of Coke or, as applicable, Third Party Supplied Coke;

(ii) as respects each Coal Blend that contains a volatile matter content percentage which varies from the Base Case Coal Blend, not less than 90% of the Coke and Third Party Supplied Coke Tonnage provided for in the corresponding volatile matter content percentage set forth in the attached and incorporated Schedule 6.2(a).

(b) <u>Purchaser's Purchasing Obligation</u>. Subject to Section 6.6 and Purchaser's rejection rights in respect of Nonconforming Coke, Purchaser's obligation in respect of the Coke Supply and Purchase Obligation is to purchase all Coke conforming to the Coke Quality Standards produced by Seller delivered by Seller to the Coke Rail Delivery Point, not to exceed 105% of the Purchaser's Targeted Coke Production.

(c) <u>Ratability of Coke Production</u>. In accordance with Prudent Operating and Maintenance Practices, but subject to Seller Force Majeure Event(s), Coke deliveries pursuant to Section 6.3 shall be made on a commercially reasonable ratable basis at intervals such that (subject to Seller's Coke Supply Obligation) for any consecutive four (4) Week period, on a rolling basis, Seller shall deliver to the Coke Rail Delivery Point not less than ***** % (***** %, in the case of the Contract Year commencing January 1, 2010) of the Targeted Coke Production (the "Minimum Ratability Standard").

6.3 <u>Coke Deliveries</u>.

(a) <u>Coke Delivery Points</u>. All Coke deliveries by Seller to Purchaser shall be made at the Coke Rail Delivery Point. In the case of such deliveries, Purchaser shall supply all railcars reasonably required to receive such Coke from Purchaser at the rail yard located at the Site. The Parties shall reasonably cooperate in scheduling such Coke deliveries.

(b) <u>Seller's Rights When Purchaser Wrongfully Refuses Delivery of Coke</u>. If Purchaser refuses or, except as set forth in Section 8.2, below, is unable to accept any delivery of Coke Tonnage, and such refusal or failure is a breach of Purchaser's obligations under this Agreement, then without in any way limiting Seller's remedies in respect this Agreement, (i) Purchaser shall pay Seller an amount equal to the product of the Coke Price in respect of such Coke Tonnage; (ii) Purchaser will reimburse Seller for Seller's actual handling costs associated

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therewith, including reasonable storage, incurred by Seller in connection with the stockpiling of such Coke Tonnage; and (iii) the moisture content of such Coke Tonnage, or any blending of such Coke Tonnage with other Coke Tonnage performed at Purchaser's request, shall not be required to conform to the moisture specification set forth in the Coke Quality Standards; provided, however, Seller shall not be obligated to store more than fifteen thousand (15,000) Tons of Coke at the Coke Plants ("Stored Coke") on behalf of the Purchaser at any point during the Term or any renewal thereof. Where Seller is entitled to such reimbursement from Purchaser, it shall promptly notify Purchaser in Writing of the amount and basis for determining Seller's direct costs, which Written notice will include reasonable support for such direct costs; provided, however, if either (i) Purchaser fails to pay for such wrongfully refused Coke Tonnage, (ii) Coke stored at the Coke Plants exceeds the allocated storage amount of fifteen thousand (15,000) Tons, or (iii) Purchaser does not remove from the Coke Plants the Stored Coke within six (6) months of the first Coke Tonnage entering the stockpile, then in any such case Seller may resell the same upon Written notice to Purchaser of its intention to do so. Where such resale is made in good faith and in a commercially reasonable manner, Seller shall recover the positive difference (if any), less any amount paid to Seller by Purchaser for such Coke Tonnage, between (i) the sum of (x) the product of the applicable (A) Coke Price multiplied by (B) such Coke Tonnage, plus (y) reasonable storage and re-screening costs and degradation and handling losses in respect thereof, plus (z) any Incidental Damages in respect thereof, and (ii) the sum of the (y) resale proceeds in respect of such Coke Tonnage, plus (z) expenses saved (if any) as a consequence of Purchaser's breach.

(c) <u>Title and Risk of Loss</u>. Title and all risk of loss, damage or destruction in respect of (i) Coke Tonnage will pass to and be assumed by Purchaser upon its delivery to the Coke Delivery Point, and (ii) any Breeze purchased will pass to and be assumed by Purchaser upon its loading into trucks supplied by Purchaser at the Breeze Delivery Point; provided, however, title and risk of loss of Nonconforming Coke shall not pass to Purchaser if it is rejected by Purchaser.

6.4 <u>Third Party Supplied Coke</u>. If, at any point during any Contract Year, Seller has reason to believe that it will be unable to produce and deliver sufficient Coke to meet the minimum range set forth in Section 6.2(a) of the Coke Supply and Purchase Obligation or the Minimum Ratability Standard, then Seller shall promptly provide Written notice of the same to Purchaser and Seller shall exercise commercially reasonable efforts to obtain Third Party Supplied Coke in respect of the product of either such shortfall (measured in Tons) (each, as applicable, a "Coke Production Shortfall"). Furthermore, if Purchaser has a reasonable basis to conclude that Seller will be unable to deliver sufficient Coke meet such minimum range of the Coke Supply and Purchase Obligation or the Minimum Ratability Standard, then Purchaser shall provide Written notice thereof to Seller (including the basis of such conclusion), and following Seller's receipt of such Written notice Seller shall, within a reasonable time under the circumstances, provide Purchaser with Written reasonable assurances that it will comply with the minimum range of the Coke Supply and Purchase Obligation or, as applicable, the Minimum Ratability Standard (collectively, "Seller's Reasonable Assurance Obligations"). If Seller does not comply with Seller's Reasonable Assurance Obligations then, subject to Section 6.5, it shall exercise commercially reasonable efforts to obtain Third Party Supplied Coke in respect of such Coke Production Shortfall. The quality of such Third Party Supplied Coke shall not exceed or, as applicable, be less than the "reject" limits set forth in Schedule 5.1. The price Purchaser shall

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pay for such Third Party Supplied Coke shall be the lesser of (i) the price of such Third Party Supplied Coke (as adjusted in accordance with Schedule 5.1) delivered to the Middletown Plant or the Ashland Plant, or (ii) the current Coke Price (as adjusted in accordance with Schedule 5.1). Seller shall arrange for the shipment and delivery of Third Party Supplied Coke and shall exercise reasonable, good faith efforts to arrange for such deliveries in accordance with Purchaser's requested delivery schedule. Promptly following the delivery to the Middletown Plant or the Ashland Plant of any Third Party Supplied Coke shipment, Seller shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the Parties in Writing, an invoice for each such shipment to the Purchaser. Payment by Purchaser to Seller for such Third Party Supplied Coke in respect of the Month during which it is supplied to Purchaser shall be made in accordance with Section 3.3(d). Notwithstanding anything to the contrary set forth in this Agreement, except as respects the occurrence of Seller Force Majeure Event(s), if Seller reasonably determines that the Coke production capacity of the Coke Plants is or will be less than ***** % of Targeted Coke Production, and Seller is unable to establish or restore such production capacity notwithstanding its good faith and commercially reasonable efforts to do so, then Seller's obligation to cover such Coke Production Shortfall (either in respect of Third Party Supplied Coke or Purchaser Obtained Coke) shall not exceed twelve (12) months in duration (the "Production Capacity Liability Limitation").

6.5 <u>Purchaser Obtained Coke</u>. In the event Seller (i) fails to comply with its obligations in respect of Section 6.4 (including Seller's Reasonable Assurances Obligations and its obligation to obtain Third Party Supplied Coke sufficient to satisfy the Minimum Ratability Standard), or (ii) notifies Purchaser that it has reason to believe that it will be unable to cover any applicable Coke Production Shortfall with Third Party Supplied Coke, then Purchaser may make commercially reasonable arrangements to acquire Purchaser Obtained Coke sufficient to cover such Coke Production Shortfall, and Purchaser shall so notify Seller in Writing of such arrangements. Subject to the Production Capacity Liability Limitation, if the commercially reasonable price of Purchaser Obtained Coke Tonnage plus the actual, direct costs incurred by Purchaser to deliver such Purchaser Obtained Coke Tonnage to the Middletown Plant or the Ashland Plant is greater than the sum of (i) the product of (y) the current Coke Price for Coke (as adjusted in accordance with Schedule 5.1) multiplied (z) by such Coke Tonnage, and (ii) the applicable Purchaser freight cost, then Seller shall reimburse Purchaser for the amount of such excess. In the event Purchaser secures Purchaser Obtained Coke, then it shall use commercially reasonable efforts to limit its use of Purchaser Obtained Coke to the time period for which Purchaser reasonably believes, based on facts and circumstances disclosed in Writing to Purchaser by Seller, that a Coke Production Shortfall will not be covered by Coke or Third Party Supplied Coke Tonnage.

6.6 <u>Production Turndown</u>.

(a) To assist Purchaser in its preservation of working capital during periods when it experiences a significant reduction in the demand for steel, AK will have the right, exercisable on or after January 1, 2011, to nominate a Production Turndown, provided that the Production Turndown Conditions are satisfied.

(b) Purchaser must provide Seller at least forty-five (45) days (but not more than sixty (60) days) prior Written notice (the "Production Turndown Notice") of its desire to

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nominate a Production Turndown. The Production Turndown Notice shall specify the Production Turndown Period and the quantity of Coke to be taken during the Production Turndown Period.

(c) Purchaser may increase the amount of Coke it desires to purchase during a Production Turndown Period (a "Production Turndown Increase") upon at least forty-five (45) days prior Written notice to Seller (the "Production Turndown Increase Notice"), provided that (i) the Coal Committee is able to procure Coal in sufficient quantity and meeting the Coal Blend Standards to satisfy such increased Coke demand, and (ii) Purchaser and Seller are able to agree upon a revised Forecast of O&M Expenses for the remainder of the Production Turndown Period.

(d) Within fifteen (15) days following its receipt of a Production Turndown Notice or a Production Turndown Increase Notice, Seller shall prepare and provide to Purchaser a revised Forecast that sets forth in reasonable detail its good faith estimate of the O&M Expenses in respect of the Coke Plants for the Production Turndown Period. For the avoidance of doubt, such O&M Expenses include operating and maintenance costs in respect of the Cogeneration Plant notwithstanding the circumstance that payments in respect of electrical energy produced by such Cogeneration Plant are made pursuant to the Related Energy Sales Agreement. Such Forecast shall be based on the criteria set forth in Section 3.1(c)(iii) as adjusted to take into account the effect of the Production Turndown or Production Turndown Increase. Such Forecast shall further be adjusted to reflect the deferment of costs related to the Production Turndown or Production Turndown Increase, to the extent that such costs can reasonably be deferred without adversely impacting the integrity, performance or safe operation of the Coke Plants, as determined in Seller's sole discretion. Within fifteen (15) days following Seller's delivery of such Forecast to Purchaser, Seller and Purchaser shall confer in good faith for the purpose of reviewing and approving such Forecast. If, within fifteen (15) days thereafter, the Parties do not agree upon such Forecast, then the Production Turndown or Production Turndown Increase, as applicable, shall not become effective. Neither Party shall have the right to submit a dispute regarding the Forecast to arbitration in accordance with Section 9.2. If the Parties agree upon such Forecast, it shall be the Forecast used to determine the Forecasted O&M Component pursuant to Section 3.1(c).

ARTICLE VII

CHANGES IN GOVERNMENTAL REQUIREMENTS

7.1 <u>Government Mandated Additional Expenditures</u>.

(a) <u>Notification</u>. If, following the date of this Agreement, Seller determines that a change in Governmental Requirements may materially burden its performance of its obligations under this Agreement, then Seller shall so notify Purchaser in Writing. Seller's performance shall be materially burdened where any such Governmental Requirement has a material adverse economic impact on Seller, including such impacts in respect of (i) the Coke Quality Standards; (ii) the Coal Blend Standards, (iii) the Guaranteed Coke Yield Percentage; (iv) the cost of operating or maintaining the Coke Plants (including associated capital costs); (v) the production capacity of the Coke Plants and Cogeneration Plant (including Coke and electrical

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energy); or (vi) Seller's performance obligations to third parties related to Coal purchasing, transportation or handling contracts. Such notice shall incorporate Seller's good faith proposals for complying with those changes in Governmental Requirements, including the estimated cost thereof.

(b) <u>Good Faith Negotiations</u>. During the sixty (60) day period following delivery of any such notice, Seller and Purchaser shall negotiate in good faith to reach agreement as to (i) whether any such change in Governmental Requirements should be challenged, including the scope and manner of such challenge; and (ii) the most economical and commercially prudent methods for complying with such change in Governmental Requirements.

(c) <u>Implementation</u>. If such negotiations result in agreement as to whether to challenge the change in Governmental Requirements or the methods for complying with the change in Governmental Requirements, then Seller shall promptly implement such challenge or methods as appropriate. Costs and charges associated with any such challenge (including attorneys' and consultants' fees, and fines and penalties) shall be borne equally by Seller and Purchaser. If no such agreement is reached or if such challenge is unsuccessful, then Seller will implement commercially reasonable methods for complying with the change in Governmental Requirements. In connection therewith, any associated Government Mandated Additional Capital Expenditures or Government Mandated Additional Expenses shall be performed at the lowest practicable cost at the time each such cost is incurred.

7.2 <u>Government Mandated Additional Capital Expenditures</u>. Government Mandated Additional Capital Expenditures shall have an assumed useful life equal to the greater of seven (7) Contract Years or the remainder of the Term following completion of the Government Mandated Additional Capital Expenditures. As soon as the Government Mandated Additional Capital Expenditures have been completed, the monthly amortized cost thereof for the remaining months of the Term will be calculated based on the applicable examples set forth in Schedule 7.2, and such allocated monthly amortized cost shall be payable by Purchaser to Seller in accordance with Section 3.3; provided, however, if Seller incurs a Government Mandated Additional Capital Expenditure and if the remainder of the Term is less than seven (7) Contract Years, then Purchaser shall not be obligated to pay to Seller the unamortized balance of such Government Mandated Additional Capital Expenditure.

ARTICLE VIII

FORCE MAJEURE EVENT(S)

8.1 <u>Seller Force Majeure Event(s)</u>.

(a) Seller Force Majeure Event(s) are:

(i) acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, boycotts, floods, interruptions to transportation, actions or inactions of a Governmental Authority, embargoes, acts of military authorities or other causes of a similar nature which wholly or partly prevent the production, transportation or delivery of Coke; or

(ii) the unavailability of sufficient quantities of Coals utilized for any Coal Blend, or transportation services in respect thereof;

provided, that no event shall constitute a Seller Force Majeure Event unless such event is beyond the reasonable control of and without the fault or negligence of Seller and which by the exercise of due foresight Seller could not reasonably have been expected to avoid and which Seller is unable to overcome by the exercise of due diligence and reasonable care.

(b) Seller will provide Purchaser with prompt Written notice of the nature and probable duration of each Seller Force Majeure Event and of the extent of its effects on Seller's performance hereunder, including its good faith estimate of the amount of Coke, if any, Seller will be able to deliver to Purchaser during such Seller Force Majeure Event. Seller will exercise commercially reasonable efforts to deliver to Purchaser the amount of Coke Tonnage that Seller notifies Purchaser it will be able to deliver during each Seller Force Majeure Event.

(c) Seller will use commercially reasonable efforts to limit the effects and duration of each Seller Force Majeure Event, including (as applicable) restoring any damaged property necessary to reinstate the obligations of Seller under this Agreement, selecting alternate Coals for a Coal Blend that, in Seller's reasonable judgment, conforms to or reasonably approximates the Coal Blend Standards and, to the extent reasonably possible, that is calculated to produce Coke that conforms to or approximates the Coke Quality Standards, and supporting Purchaser in locating alternate sources of substitute coke Tonnage for the duration of such Seller Force Majeure Event; provided, however, nothing in this Section shall be deemed to require Seller to resolve any strike or other labor dispute except on terms that are satisfactory to Seller in its sole discretion. Purchaser's obligation to purchase Coke shall be limited to that portion of the Coke Tonnage (excluding Nonconforming Coke Tonnage) that Seller is able to deliver to Purchaser, but in any event not in excess of that which Seller indicated that it could supply to Purchaser in Seller's notice of Seller Force Majeure Event provided pursuant to Section 8.1(b). Once Seller's ability to deliver Coke is no longer suspended as a result of the applicable Seller Force Majeure Event, the obligations of Seller and Purchaser under this Agreement will be reinstated with a prorated portion of the remaining of the Coke Supply and Purchase Obligation in respect of the Contract Year during which Seller's ability to perform hereunder is no longer suspended as a result of such Seller Force Majeure Event.

8.2 Purchaser Force Majeure Event(s).

(a) Purchaser Force Majeure Event(s) are acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, boycotts, floods, interruptions to transportation, actions or inactions of a Governmental Authority, embargoes, acts of military authorities or other causes of a similar nature which in whole or in part prevent Purchaser from being able to accept Coke from Seller; provided, that no event shall constitute a Purchaser Force Majeure Event unless such event is beyond the reasonable control of and without the fault or negligence of Purchaser and which by the exercise of due foresight Purchaser could not reasonably have been expected to avoid and which Purchaser is unable to overcome by the exercise of due diligence and reasonable care.

(b) Purchaser will provide Seller with prompt Written notice of the nature and probable duration of each Purchaser Force Majeure Event and of the extent of its effects on Purchaser's performance hereunder; provided, however, during such Purchaser Force Majeure Event, Purchaser shall be obligated to purchase from Seller all Coke Tonnage that meets its requirements in respect of any blast furnaces that may continue to be operated by Purchaser and its Affiliates during the Purchaser Force Majeure Event (such Tonnage to be priced at the applicable Coke Price f.o.b. the Coke Plants).

(c) Purchaser will use commercially reasonable efforts to limit the effects and duration of each Purchaser Force Majeure Event, including (as applicable) restoring any damaged property necessary to fully reinstate the obligations of Purchaser under this Agreement; provided, however, nothing in this Section shall be deemed to require Purchaser to resolve any strike or other labor dispute except on terms that are satisfactory to such Purchaser in its sole discretion. Once Purchaser's ability to perform is no longer suspended as a result of the applicable Purchaser Force Majeure Event, the obligations of Purchaser and Seller under this Agreement will be reinstated with a prorated portion of the remaining Coke Supply and Purchase Obligation in respect of the Contract Year during which Purchaser's ability to perform hereunder is no longer suspended as a result of such Purchaser Force Majeure Event.

ARTICLE IX

DISPUTE RESOLUTION

9.1 <u>Attempt at Resolution</u>. Except for claims or causes of action in respect of Equitable Relief, and subject to Sections 3.1(c)(iv) and 7.1(b), should any claim, cause of action or dispute (collectively, a "Dispute") arise out of any of the provisions of this Agreement, the Parties shall first attempt in good faith to resolve such Dispute within thirty (30) days after either Party notifies the other that a Dispute exists. No Party may commence an arbitration under Section 9.2 below until after the passage of such thirty (30) day period.

9.2 <u>Interpretation and Dispute Resolution</u>.

(a) Except as respects the exercise or prosecution of claims or causes of action for Equitable Relief, for which the Parties shall have the right to proceed in any court of appropriate jurisdiction, any Dispute not resolved pursuant to (as applicable) Sections 3.1(c)(iv), 7.1(b) or 9.1 between the Parties arising out of or relating to this Agreement, the Related Energy Sales Agreement, the relationship of the Parties created by those agreements, or the breach, validity or enforceability of those agreements shall be resolved by binding arbitration pursuant to the terms of the United States Arbitration Act, whether or not federal jurisdiction is obtained. Any and all arbitration(s) hereunder shall be conducted in Cincinnati, Ohio in accordance with the Commercial Arbitration Rules (the "Rules") of the American Arbitration Association.

(b) Any and all such arbitration(s) shall be conducted by a panel of three (3) neutral arbitrators. The claimant shall appoint an arbitrator when it serves its demand for arbitration, the respondent shall submit an answering statement within thirty (30) days of service of the demand for arbitration and shall at that time appoint an arbitrator, and the two Party-appointed arbitrators shall select a third arbitrator to chair the arbitration within fifteen (15) days

22

after service of the answering statement. If the Party-appointed arbitrators are unable to agree upon a third arbitrator, then the third arbitrator shall be appointed in accordance with the Rules.

(c) The arbitration award by the arbitration panel shall be final and binding, shall include interest at the Interest Rate and, unless the arbitrator panel expressly determines them not to be appropriate, shall include costs, including reasonable attorneys' fees, together with interest at the Interest Rate. Any arbitration award may be enforced by the state or federal courts sitting in Cincinnati, Ohio or any other court of competent jurisdiction (including any jurisdiction in which the Party against whom the award is sought to be enforced holds or keeps assets).

(d) Upon the date of an arbitration award pursuant to this Section 9.2, if it is determined that an amount is due from one Party to the other Party, then such amount will be paid to the Party to whom it is due within ten (10) days from the Written determination of the arbitration panel. Overdue payments shall bear interest at the Interest Rate. The failure by such Party to pay any amount due or otherwise take the required actions within the required time hereunder shall be a Purchaser Event of Default or Seller Event of Default, as applicable.

9.3 Consolidation. If the Parties initiate multiple arbitration proceedings (i) relating to this Agreement and the Related Energy Sales Agreement, or (ii) for which the subject matters are related by common questions of law or fact, then all such proceedings shall be consolidated into a single arbitral proceeding heard by the same arbitral panel. The arbitral panel shall be authorized to establish procedures which it deems appropriate in its discretion to adjudicate consolidated Disputes, including bifurcating the issues or issuing interim awards.

ARTICLE X

REPRESENTATIONS AND WARRANTIES

10.1 Seller's Representations and Warranties. Seller hereby represents and warrants, as of the Effective Date, to Purchaser as follows:

(a) Due Organization. Seller is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) Due Authorization; Enforceability. Seller has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) Non-Contravention. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Seller and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment,

decree, order or ruling to which Seller is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> All governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Seller have been obtained or can reasonably be expected to be obtained in due course.

10.2 <u>Purchaser's Representations and Warranties</u>. Purchaser hereby represents and warrants, as of the Effective Date, to Seller as follows:

(a) <u>Due Organization</u>. Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) <u>Due Authorization; Enforceability</u>. Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) <u>Non-Contravention.</u> The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Purchaser and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment, decree, order or ruling to which Purchaser is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> All governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Purchaser have been obtained or can reasonably be expected to be obtained in due course.

10.3 <u>Holding's Representations and Warranties</u>. Holding hereby represents and warrants, as of the Effective Date, to Seller as follows:

(a) <u>Due Organization</u>. Holding is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) <u>Due Authorization; Enforceability</u>. Holding has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Holding, enforceable against Holding in accordance with its terms, except as the enforceability thereof may be limited by applicable

bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) <u>Non-Contravention.</u> The execution, delivery and performance of this Agreement by Holding and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Holding and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment, decree, order or ruling to which Holding is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> All governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Holding have been obtained or can reasonably be expected to be obtained in due course.

ARTICLE XI

DEFAULT AND REMEDIES

11.1 <u>Purchaser's Events of Default.</u> Purchaser shall be in default upon the occurrence of one or more of the following events (each a "Purchaser Default"):

(a) A Payment Default by Purchaser, which Payment Default remains uncured for ten (10) days following receipt of Written notice by Seller to Purchaser;

(b) If Purchaser becomes Bankrupt;

(c) Except as provided in Section 11.1(a) hereof, if Purchaser otherwise fails to perform, observe or comply with any other material term, condition, obligation, covenant or provision of this Agreement, and such breach has not been corrected, cured or remedied within sixty (60) days after Written notice of such breach has been delivered to Purchaser, provided, that if such cure cannot reasonably be completed within such sixty (60) day period, then provided Purchaser promptly commences action(s) to effect a cure and continues to prosecute such cure with reasonable diligence thereafter, such cure period shall be extended for an additional sixty (60) days; or

(d) If an AK Event of Default (as such term is defined in the Related Energy Sales Agreement) exists under the Related Energy Sales Agreement.

11.2 <u>Seller's Events of Default.</u> Seller shall be in default upon the occurrence of one or more of the following events (each a "Seller Default"):

(a) If Seller becomes Bankrupt; or

(b) If Seller fails to perform, observe or comply with any other material term, condition, obligation, covenant or provision of this Agreement, and such breach has not been corrected, cured or remedied within sixty (60) days after Written notice of such breach has been delivered to Seller, provided, that if such cure cannot reasonably be completed within such sixty

25

(60) day period, then provided Seller promptly commences action(s) to effect a cure and continues to prosecute such cure with reasonable diligence thereafter, such cure period shall be extended for an additional sixty (60) days; or

(c) If a Haverhill Event of Default (as such term is defined in the Related Energy Sales Agreement) exists under the Related Energy Sales Agreement.

11.3 <u>Pursuit of Remedies</u>. Upon the occurrence of such an event of default, either Party may pursue its corresponding legal remedies through the procedures set forth in Article IX.

11.4 <u>Termination by Seller for Breach by Purchaser</u>. Upon the occurrence of (w) a Payment Default that is not cured by Purchaser with ten (10) days following receipt of Written notice by Seller to Purchaser, (x) Purchaser becoming Bankrupt, (y) an AK Event of Default, or (z) such other Purchaser Default that is not cured prior to the expiration of the cure period set forth in Section 11.1(c), then, in addition to pursuing its remedies pursuant to Section 11.3, Seller may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Purchaser. Except for claims or causes of action in respect of Equitable Relief, any Dispute in respect of such termination right shall be subject to Article IX. Upon any such termination, Seller shall be relieved of its obligations under this Agreement including its obligations in respect of the Coke Purchase and Supply Obligation. Furthermore, within thirty (30) days following the effective date of such termination Purchaser shall pay to Seller the Seller's Damages, less Mitigation Proceeds as such Mitigation Proceeds are realized by Seller pursuant to Seller's duty to mitigate Seller's Damages.

11.5 <u>Termination by Purchaser for Breach by Seller</u>. Upon the occurrence of (i) Seller becoming Bankrupt, (ii) a Haverhill Event of Default, or (iii) such other Seller Default that is not cured prior to the expiration of the cure period set forth in Section 11.2(b), then, in addition to pursuing its remedies pursuant to Section 11.3, Purchaser may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Seller. Except for claims or causes of action in respect of Equitable Relief, any Dispute in respect of such termination right shall be subject to Article IX. Upon such termination, Purchaser shall be relieved of its obligations under this Agreement including its obligations in respect of the Coke Purchase and Supply Obligation and its obligation (if any) to pay Government Mandated Additional Expenditures. In addition, subject to the Production Capacity Liability Limitation, Seller shall be liable to Purchaser for the difference (if any) between the (y) price of Purchaser Obtained Coke, and (z) the Coke Price that would have been payable by Purchaser to Seller for Coke Tonnage for the minimum range of the Coke Supply and Purchase Obligation (collectively, "Purchaser's Damages"). Such Coke Price will be determined based upon the assumed utilization of the Base Coal Blend, and a reasonable market value estimation of the Coal Cost Component in respect of such Base Coal Blend.

11.6 <u>Termination by Purchaser Resulting From Shutdown of Iron Producing Portion of Ashland Plant</u>. Purchaser may, upon two years prior Written notice to Seller and payment to Seller of a termination fee in the amount of $ ***** , terminate this Agreement at any time on or after January 1, 2014, if Purchaser has permanently shut down operations of the iron producing portion of the Ashland Plant and has not acquired or begun construction of a new blast furnace in the United States to replace, in whole or in part, the Ashland Plant iron production capacity;

provided that if the termination occurs at any time following December 31, 2017, the termination fee shall not be payable.

11.7 <u>Termination by Seller Due to Coke Production Shortfall</u>. Seller may, upon two years prior Written notice to Purchaser and payment to Purchaser of a termination fee in the amount of $ ***** , terminate this Agreement at any time on or after January 1, 2014, if Seller is unable to meet Seller's Coke Supply Obligation due to a significant event occurring at the Coke Plants that limits the Coke production capability of the Coke Plants and that Seller is unable to overcome through the exercise of commercially reasonable efforts; provided that if the termination occurs at any time following December 31, 2017, the termination fee shall not be payable.

11.8 <u>Waiver of Right to Terminate</u>. Purchaser may waive its right to terminate this Agreement pursuant to Section 11.6 at any time prior to exercising such right, by providing Written notice thereof to Seller. Upon Seller's receipt of such Written notice from Purchaser and provided that Seller has not exercised its right to terminate this Agreement pursuant to Section 11.7, Seller's right to terminate this Agreement pursuant to Section 11.7 shall be deemed waived by Seller.

11.9 <u>Automatic Termination</u>. This Agreement shall terminate automatically, without any further action by either Party, if Seller, Severstal Warren and Severstal Dearborn have not entered into the Severstal Termination Agreement on or before August 31, 2009.

11.10 <u>No Release of Accrued Obligations</u>. No termination of this Agreement shall release either Party from any obligations (including those arising out of a breach of this Agreement) that may have accrued under this Agreement prior to such termination.

ARTICLE XII

<u>MISCELLANEOUS PROVISIONS</u>

12.1 <u>Seller's Indemnification of Purchaser for Infringement</u>. Seller shall indemnify, defend and hold Purchaser, its Affiliates and their successors and assigns, officers, directors, employees and agents harmless from any and all actions, causes of action, claims, demands, costs, liabilities, expenses and damages (including reasonable attorneys' fees and costs) incurred by any of them as a result of the design, construction or operation of the Coke Plants infringing in whole or in part any copyright, patent, trade secret, or other proprietary right held by any third party.

12.2 <u>Notices</u>. All notices, requests and demands to or upon the Parties to be effective shall be in Writing. Except for invoices, such communications shall be addressed and directed to the Parties listed below as follows, or to such other address or recipient as either Party may designate in Writing:

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If to Seller to:

Haverhill North Coke Company
c/o SunCoke Energy, Inc.
Parkside Plaza
11400 Parkside Drive
Knoxville, TN 37934
Attention: Senior Vice President and
          General Counsel
Fax: (865) 288-5280
Confirm: (865) 288-5213

If to Purchaser to:

AK Steel Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
Attention: General Counsel
Fax: (513) 425-5607
Confirm: (513) 425-2690

12.3 <u>Limitation of Liability; Exclusive Remedies</u>. EXCEPT TO THE EXTENT SELLER'S DAMAGES (AS DEFINED IN APPENDIX A) OR PURCHASER'S DAMAGES (AS SET FORTH IN SECTION 11.5 ABOVE) MAY BE CONSTRUED TO INCLUDE CONSEQUENTIAL DAMAGES, NEITHER SELLER NOR PURCHASER NOR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNEES SHALL BE LIABLE, WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), WARRANTY, STRICT LIABILITY OR ANY OTHER LEGAL THEORY FOR ANY CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES (INCLUDING DAMAGES IN RESPECT OF EXISTING OR FUTURE LOST PROFITS), OR FOR SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES OF ANY KIND IN RESPECT OF ANY BREACH(ES) OF THIS AGREEMENT OR OTHERWISE. EXCEPT WHERE THIS AGREEMENT EXPRESSLY PROVIDES FOR EQUITABLE RELIEF, THE REMEDIES OF THE PARTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE.

12.4 <u>Rules of Interpretation</u>. Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular. Unless otherwise expressly specified, any agreement, contract or document defined or referred to herein shall mean such agreement, contract or document as the same may hereafter be amended, supplemented or otherwise modified from time to time. The words "include", "includes", and "including" shall not be limiting and shall be deemed in all instances to be followed by the phrase "without limitation". References to "days" shall mean calendar days unless otherwise indicated. The Schedules to this Agreement shall form part of this Agreement for all purposes. References herein to Articles, Sections or Schedules shall mean such Articles, Sections or Schedules of or to this Agreement.

12.5 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without regard to its conflicts of law provisions, and the rights and remedies of the Parties hereunder will be determined in accordance with such laws.

12.6 <u>Severability</u>. If any provision of this Agreement is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability

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shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions of this Agreement.

12.7 <u>Confidentiality</u>. Each Party and its Affiliates shall keep all information provided by one Party to the other, including this Agreement and the Related Energy Sales Agreement, and the terms thereof (including the Coke Price and charges payable pursuant to the Related Energy Sales Agreement) strictly confidential and will not disclose any such information to any third party; provided, however, (i) Seller may disclose this Agreement to prospective investors in, and Lenders to, Seller subject to Purchaser's approval of terms and conditions in respect of the confidentiality of such disclosure, which approval shall not be unreasonably withheld, conditioned or delayed by Purchaser; (ii) if either Party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any Governmental Authority, or any other process) to disclose such information, such Party will give prior notice to the other Party of the requirement and the terms thereof and shall cooperate with the other Party to minimize the disclosure of the information, seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such Party will furnish only that portion of such information that it is legally required to furnish; and (iii) either Party may disclose this Agreement and the terms hereof to the extent that such disclosure is required under the Securities Act of 1933, the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder, or by the rules of any applicable securities exchange. Notwithstanding the foregoing, this Section 12.7 shall not apply to such information that was (x) previously known by the Party receiving such information without obligation of confidentiality, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party, or (z) later acquired by such receiving Party, without obligation of confidentiality, from another source not having an obligation of confidentiality to the disclosing Party.

12.8 <u>Entire Agreement</u>. This Agreement (including Appendix A, the Schedules attached hereto and Attachment A) and the Related Energy Sales Agreement, as a single integrated transaction, constitute the entire agreement among the Parties concerning the subject matter thereof and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the Parties regarding the transactions contemplated by, and the subject matter of, this Agreement. The provisions of this Agreement shall not be amended, reformed, altered, or modified in any way by any practice or course of dealing prior to or during the term of this Agreement, and can only be amended, reformed, altered, or modified by a Writing signed by an authorized representative of each of the Parties. The Parties specifically acknowledge that they have not been induced to enter into this Agreement by any representation, stipulation, warranty, agreement, or understanding of any kind other than as expressed in this Agreement and the Related Energy Sales Agreement.

12.9 <u>Survival</u>. The obligations of the Parties pursuant to Article IX, Sections 7.2, 11.3, 11.4, 11.5, 11.10, 12.1, 12.2, 12.3, 12.5 12.6, 12.7, 12.8, 12.9, 12.12, 12.18 and 12.19 shall survive the termination of this Agreement.

12.10 <u>Captions</u>. The captions and headings in this Agreement are for convenience of reference purposes only and have no legal force or effect. Such captions and headings shall not be considered a part of this Agreement for purposes of interpreting, construing or applying this

Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

12.11 <u>Construction of Agreement</u>. This Agreement shall be construed as a contract of purchase and sale of goods.

12.12 <u>Independent Contractor</u>. Neither Party to this Agreement is the partner, legal representative or agent of the other, nor shall either Party have the right or authority to assume, create or incur any liability or any obligation of any kind implied, against or in the name or on behalf of the other Party.

12.13 <u>Waivers and Remedies</u>. The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Agreement, all remedies under this Agreement shall be cumulative and in addition to every other remedy provided for herein or by law.

12.14 <u>Assignability</u>. No Party shall Assign any of its rights or obligations under this Agreement, including to any Affiliate of a Party, without also assigning the Related Energy Sales Agreement, and obtaining the prior Written consent of the other Party. Such consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Purchaser and Holding hereby consent to the granting of a security interest in and a collateral assignment by Seller of this Agreement and its rights herein to any Person that provides debt, loans, credit or credit support, acts as counterparty on any interest rate hedging arrangements, or provides other financing, or any successor, assign or designee thereof, to Seller in connection with any financing related to the Coke Plants and/or the Cogeneration Plant (collectively, the "Lenders"). In furtherance of the foregoing, Purchaser and Holding acknowledge that the Lenders may under certain circumstances assume the interests and rights of Seller under this Agreement; provided, that if following such assumption the Lenders seek to sell the Coke Plants and the Cogeneration Plant and assign this Agreement to the purchaser of the Coke Plants and the Cogeneration Plant, they will not sell the Coke Plants and the Cogeneration Plant to a Person that (i) has a greater than 50% ownership interest in one or more Steel Making Facilities in North America, or (ii) is a direct supplier of iron ore to Purchaser pursuant to a contract with a term of greater than one year pursuant to which the quantity of iron ore sold exceeds 25% of Purchaser's annual iron ore requirements (an "Iron Ore Supplier"). Seller shall be relieved of and released from its obligations under this Agreement from and after such assumption.

12.15 <u>Further Assurances</u>. From time to time after the Effective Date and without further consideration, the Parties shall take such other action, and execute such other documents and instruments, as either Party may reasonably request to more effectively carry out the transactions contemplated by this Agreement.

12.16 <u>Cooperation with Financing Efforts</u>. Purchaser and Holding shall reasonably cooperate with Seller's efforts in obtaining and maintaining financing on a non-recourse (or other) basis for the Coke Plants and/or the Cogeneration Plant. Without limiting the generality

of the foregoing, Purchaser and Holding shall: (i) execute such documents (including consent agreements and legal opinions) as Seller or the Lenders will reasonably request in view of obtaining and maintaining such financing whereby Purchaser and/or Holding (a) certify to the Lenders that this Agreement is in full force and effect and has not been modified or amended and that there are no defaults under this Agreement by Purchaser or Holding or, to Purchaser's or Holding's knowledge, by Seller (except, in each case, as specifically stated in such certification), (b) represent and warrant to the Lenders that this Agreement is enforceable against Purchaser and Holding, (c) consent to the collateral assignment of this Agreement to the Lenders as security for the debt relating to the Coke Plants and/or the Cogeneration Plant, (d) agree to make payments to accounts as notified by Seller from time to time, (e) agree to give the Lenders notice of and a reasonable opportunity to cure any defaults of Seller under this Agreement, and (f) clarify provisions of this Agreement as reasonably requested by the Lenders or Seller without increasing Purchaser's or Holding's liability hereunder; (ii) accompany Seller on a reasonable number of presentations to potential Lenders; and (iii) provide information (including financial information and, as requested by the Lenders from time to time, the names of all Iron Ore Suppliers) about Purchaser and Holding as the Lenders may reasonably request. Seller shall reimburse each of Purchaser and Holding for its reasonable and documented out-of-pocket costs and expenses incurred in connection with actions taken pursuant to this Section 12.16, including reasonable fees and expenses of outside counsel retained to provide a legal opinion as contemplated by clause (i) above.

12.17 <u>Binding Effect</u>. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

12.18 <u>No Third Party Beneficiaries</u>. Except as otherwise expressly set forth herein, the terms and conditions of this Agreement are solely for the benefit of the Parties and no other Person shall have any rights hereunder.

12.19 <u>Mutuality of Drafting</u>. The Parties hereby stipulate and agree that each of them fully participated and was adequately represented by counsel in the negotiation and preparation of this Agreement and the Parties further stipulate and agree that in the event of an ambiguity or other necessity for the interpretation to be made of the context of this Agreement, this Agreement shall not be construed in favor of or against Seller or Purchaser as a consequence of one Party having had a greater role in the preparation of this Agreement, but shall be construed as if the language were mutually drafted by both parties will full assistance of counsel.

12.20 <u>Counterparts Facsimile Signatures</u>. This Agreement may be executed in one or more counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and same instrument. Any executed counterpart may be delivered by facsimile, and when so delivered, shall be legally enforceable in accordance with its terms. Any such facsimile shall be follows by delivery, as promptly as practicable, of a non-facsimile original.

12.21 <u>No Setoff</u>. Each payment by Purchaser or by any other Person on its behalf to Seller pursuant to this Agreement shall be made without offset, abatement, withholding or reduction of any kind.

12.22 <u>Audits</u>. Seller shall, upon reasonable prior notice and no more than once per year, allow a firm of independent certified public accountants retained by, and at the sole cost and expense of, Purchaser to review aspects of Seller's operations at the Coke Plants solely to enable such firm to advise Purchaser regarding the proper accounting treatment of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

HAVERHILL NORTH COKE COMPANY

By: /s/ Michael J. Thomson

Name: Michael J. Thomson

Title   President

AK STEEL CORPORATION

By: /s/ John F. Kaloski

Name: John F. Kaloski

Title: Sr. VP - Operations

AK Steel Holding Corporation executes this Agreement solely for the purpose of affirming its obligation pursuant to Sections 1.5, 1.6, 10.3, 12.14 and 12.16.

AK STEEL HOLDING CORPORATION

By: /s/ John F. Kaloski

Name: John F. Kaloski

Title: Sr. VP - Operations

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The definitions of certain capitalized terms are as follows:

"Actual O&M Component" has the meaning set forth in Section 3.1(c)(vi).

"Adjusted Fixed Price Component" has the meaning set forth in Section 3.1(b)(ii).

"Affiliate" means any Enterprise that directly or indirectly controls, or is controlled by, or is under common control with any Party. For purposes of this definition, "control" of an Enterprise means the power, directly or indirectly, either (a) to vote 50% or more of the securities having ordinary voting power for the election of directors of such Party or Enterprise; or (b) to direct or cause the direction of the management and policies of such Party or Enterprise, whether by ownership interest, contract or otherwise.

"Agreement" means the Coke Purchase Agreement between the Parties dated August 31, 2009 together with all Written amendments, revisions and modifications hereof made pursuant to Section 12.8.

"Ashland Plant" means Purchaser's steel plant works located in Ashland, Kentucky.

"Assign" means assigning or delegating any of the rights or obligations of the Parties to any enterprise, or either Party selling, leasing, transferring or voluntarily disposing of all or a substantial portion of its assets.

"ASTM Standards" means procedures and standards adopted or approved by the American Society for Testing and Materials.

"Bankrupt" means, with respect to any Party or its permitted assignee:

(a) applying for or consenting to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property;

(b) making a general assignment for the benefit of its creditors;

(c) commencing a voluntary case under any bankruptcy code, as now or hereafter in effect ("Bankruptcy Code");

(d) filing a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts;

(e) taking any action for the purpose of effecting any of the foregoing; or

(f) being a defendant, respondent, alleged debtor, or otherwise having commenced against it, in any court of competent jurisdiction, a proceeding or case under the Bankruptcy Code or a case seeking:

(i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

(ii) the appointment of a trustee, receiver, custodian, liquidator or the like, of such Party or Enterprise or of all or any substantial part of its property; or

(iii) similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts; *and* such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against such Party or Enterprise shall be entered in a case under the Bankruptcy Code.

"Bankruptcy Code" has the meaning set forth in the definition of "Bankrupt".

"Base Case Coal Blend" means a Coal Blend having a volatile matter content of ***** % and a moisture content of ***** %.

"Breeze" means ***** (*****).

"Breeze Delivery Point" means the delivery point in respect of Breeze reasonably designated by Seller adjacent to the Breeze storage area located within the Coke Plants.

"Business Day" means any day except Saturday, Sunday and any day which shall be in Cincinnati, Ohio a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close.

"By-Products" means all output of the Coke Plants excluding Coke, but specifically including waste heat, steam and electrical energy.

"Coal(s)" means metallurgical coking coals that are reliable and readily available for use in any actual or proposed Coal Blend.

"Coal Blend" means each coal blend selected by the Coal Committee and, as applicable, any coal blend selected by Seller pursuant to Section 4.3.

"Coal Blend Standards" means the standards for selecting the Coal Blends. Those standards require that each Coal Blend consists of (i) not more than ***** (*****) Coals; (ii) Coals having a minimum FSI of ***** ; (iii) actually produce Coke that will reasonably conform to the "mean" Coke Quality Standards set forth in Schedule 5.1 or any successor standards; (iv) have a volatile matter component of not less than ***** % and not more than ***** %; (v) allow for safe, reliable and efficient operation of the Coke Plants; and (vi) allow for the operation of the Coke Plants in accordance with Governmental Requirements.

"Coal Committee" means the committee comprised of one (1) representative of Purchaser and one (1) representative of Seller that selects, subject to Section 4.1, each Coal Blend for use in the production of Coke as particularly described in Section 4.1.

"Coal Costs" has the meaning set forth in Section 3.1(d)(i).

"Coal Cost Component" has the meaning set forth in Section 3.1(d)(ii).

"Coal Handling Losses" means losses associated with the storage and handling of the Coals, and are accounted for in the manner set forth in Section 3.1(d)(iv).

"Cogeneration Plant" has the meaning set forth in Section 1.2(b).

"Coke" means blast furnace coke that is produced at the Coke Plants (approximately ***** with up to ***** % minus ***** material). Coke does *not* include any Breeze or any By-Products.

"Coke Plants" means collectively to the Phase I Plant and Phase II Plant as defined in Section 1.2.

"Coke Price" has the meaning set forth in Section 3.1(a).

"Coke Price Discount" has the meaning set forth in Section 5.1(b)(iii).

"Coke Production Shortfall" has the meaning set forth in Section 6.4.

"Coke Purchase Shortfall" means the sum of the Monthly Coke Purchase Shortfall amounts during the relevant Production Turndown Period.

"Coke Quality Standards" means the guaranteed quality parameters for Coke set forth in Schedule 5.1, and as such Schedule is amended in accordance with Section 5.1(c).

"Coke Rail Delivery Point" means the rail car(s) arranged by Purchaser to receive Coke deliveries at the rail yard located at the Site.

"Coke Supply Obligation" has the meaning set forth in Section 6.2(a).

"Coke Supply and Purchase Obligation" has the meaning set forth in Section 6.2.

"Committed Coal" has the meaning set forth in Section 4.1.

"Contract Year" means each respective calendar year transpiring during the Term commencing January 1, 2010.

"Dispute" has the meaning set forth in Section 9.1.

"Due Date" has the meaning set forth in Section 3.3(d).

"Effective Date" has the meaning set forth in the introductory paragraph to this Agreement.

"Equitable Relief" means, in the context of the exercise or prosecution of claims or causes of actions, any claim or cause of action for immediate relief (such as a Seller's remedies to stop goods in transit, withhold or refuse delivery, reclaim or replevy goods and resell goods), or in respect of equitable relief (such as temporary and permanent injunctive relief, and specific performance).

"Fixed Price Component" has the meaning set forth in Section 3.1(b)(i).

"Forecast" has the meaning set forth in Section 3.1(c)(ii).

"Forecasted O&M Component" has the meaning set forth in Section 3.1(c)(v).

"Government Mandated Additional Capital Expenditures" means capital expenditures affecting the Coke Plants for which an equally reliable and safe non-capital expenditure alternative that by itself is not reasonably available and economically feasible and which are required due to changes in Governmental Requirements made after the date of this Agreement (or with respect to compliance standards not reasonably ascertainable as of the date of this Agreement).

"Government Mandated Additional Expenses" means the actual operating or maintenance expenses affecting the Coke Plants, as well as all economic impacts other than those that require additional capital, which are required due to changes in Governmental Requirements made after the date of this Agreement (or with respect to compliance standards not reasonably ascertainable as of the date of this Agreement) including consideration paid by Seller for emission offsets or credits in respect of greenhouse gases (including carbon dioxide).

"Government Mandated Additional Expenditures" means, collectively, Government Mandated Additional Capital Expenditures and Government Mandated Additional Expenses.

"Governmental Authority(ies)" means any federal, state or local government, and political subdivision(s) thereof, and any entity (ies) exercising executive, legislative, judicial, regulatory or administrative functions having or pertaining to government.

"Governmental Requirements" means any applicable law, regulation and regulatory order (and any official interpretations thereof) of any Governmental Authority in respect of the operation of the Coke Plants, including any such law, regulation or regulatory order relating to environmental compliance by Seller with respect to the operation of the Coke Plants.

"Guaranteed Coke Yield Percentage" has the meaning set forth in Section 3.1(d)(vi).

"Guidelines" has the meaning set forth in Section 3.1(c)(iii).

"Holding" has the meaning set forth in Section 1.5.

"Incidental Damages" means incidental damages allowed under Ohio Revised Code Section 1302.84, or as allowed pursuant to any amendment or re-codification thereof. Such damages specifically include commercially reasonable storage and re-screening costs, and degradation and handling losses, incurred by Seller in connection with stockpiling of Coke or Third Party Coke.

"Indenture" means the "Indenture" dated as of June 11, 2002 by and among Purchaser, Holding, Douglass Dynamics, L.L.C. and Fifth Third Bank, including (as applicable) any amendment(s) thereto or extension(s) thereof.

"Index Formula" means the percentage increase or, as applicable, decrease in the Employment Cost Index – Union Manufacturing (Series Id: CIU2013000000510I (B)) published by the United States Department of Labor, Bureau of Labor Statistics, or any inflation index that succeeds or replaces it for the twelve (12) most recent months of available data preceding the commencement of the applicable Contract Year.

"Interest Rate" means an interest rate equal to ***** % above the rate announced by JPMorgan Chase Bank, N.A. as its prime rate at the date of accrual of the late payment (provided that the prime rate may not be the lowest rate of interest charged by JPMorgan Chase Bank, N.A. to its customers) or at the highest interest rate permitted by applicable law, whichever interest rate is lower.

"Iron Ore Supplier" has the meaning set forth in Section 12.14.

"Lenders" has the meaning set forth in Section 12.14.

"Lost Energy Charge" has the meaning set forth on Schedule A-1.

"Manifest Error" means an arithmetical error.

"Middletown Plant" means Purchaser's steel plant works located in Middletown, Ohio.

"Minimum Ratability Standard" has the meaning set forth in Section 6.2(c).

"Mitigation Proceeds" means:

In respect of Coke sales, any (positive) difference between:

> (i) The sum of the sales proceeds arising from third party Coke sales plus any costs and expenses saved by Seller in connection therewith, minus

> (ii) The sum of (i) the product of the (y) Coke Price multiplied by (z) the Coke Tonnage that is sold to such third parties, plus (ii) any other Incidental Damages incurred by Seller.

"Moisture Adjusted Coal Blend Tonnage" has the meaning set forth in Section 3.1(d)(iii).

"Month(s)" or "Monthly", as applicable, refers to each calendar Month, beginning at 12:00 midnight on the last day of the preceding Month and ending at 12:00 midnight on the last day of such calendar Month, transpiring in whole or in part during the Term.

"Monthly Coke Purchase Shortfall" means, for any Month during any Production Turndown Period, the difference between (a) forty-five thousand eight hundred thirty-three (45,833) Tons of Coke, and (b) the actual amount of Coke purchased by Purchaser during such Month.

"Nonconforming Coke" means Coke that exceeds or, as applicable, is less than the "reject" limits set forth in Schedule 5.1.

"O&M Expenses" means (i) all costs, expenses and fees incurred by Seller in respect of operating and maintaining the Coke Plants and the Cogeneration Plant, and in complying with the Coke delivery and supply obligations of Seller under this Agreement (excluding extraordinary costs related to actions or inactions of any purchaser of Coke produced by the Phase I Plant), all of which shall be consistent with accounting principles generally accepted in the United States of America, plus (ii) all Taxes in respect of all such costs, expenses and fees, plus (iii) property taxes in respect of the Coke Plants and the Cogeneration Plant; *provided, however,* O&M Expenses include in any event Government Mandated Additional Expenses except where (subject to Section 7.1(c)), such Government Mandated Additional Expenses are inclusive of fines or penalties in respect of violations of Governmental Requirements (including fines or penalties in respect of violations of Governmental Requirements pertaining to the environment, and employee health and safety).

"Other Realized Value" has the meaning set forth in Section 3.2(c).

"Parties" means Purchaser and the Seller.

"Party" means either Purchaser or Seller, depending upon the context in which the term is used.

"Payment Default" means any failure by Purchaser to pay Seller in accordance with Article III (including the payments in respect of the Coke Price and the adjustments thereto), Section 9.2(c), or Article VII.

"Person" means any individual, corporation, limited liability company, association, partnership, joint venture, trust or other enterprise or unincorporated organization or any Governmental Authority.

"Per Ton Fuel Surcharge" means the product of (i) the fuel surcharge set forth on Attachment A payable by Seller under transportation contract C-9381 between Norfolk Southern Railway Company and Seller for Coal delivered to the Coke Plants, and (ii) ***** which represents an estimated ***** % coal to coke yield.

"Per Ton Railroad Rate Index Charge" means the product of (i) any increase or decrease to the per Ton transportation rates in the transportation contract C-9381 between Norfolk Southern Railway Company and Seller for Coal delivered to the Coke Plants, and (ii) ***** , which represents an estimated ***** % coal to coke yield. The "Base Rates", as such term is defined in the transportation contract C-9381, are adjusted biannually by ***** % of the cumulative percentage change in the AAR's "All-Inclusive AAR Index Less Fuel Adjustment Factor" as approved by the Surface Transportation Board, but cannot be adjusted to below the "Base Rates".

"Phase I Plant" has the meaning set forth in Section 1.2(a).

"Phase II Plant" has the meaning set forth in Section 1.2(a).

"Presumed O&M Expenses" has the meaning set forth in Section 3.1(c)(iv).

"Production Capacity Liability Limitation" has the meaning set forth in Section 6.4.

"Production Turndown" means any reduction in the purchase of Coke in an amount of up to ***** (*****) Tons of Coke per month, which may not exceed twelve (12) consecutive Months and which Seller shall make commercially reasonable efforts to achieve if requested by Purchaser, provided that any reduction in an amount greater than ***** (*****) Tons of Coke per month shall be subject to operational and technical limitations at the Coke Plants, in each case as determined in Seller's sole discretion.

"Production Turndown Adjustment Fee" has the meaning set forth in Section 3.4.

"Production Turndown Conditions" means each of the following conditions that must be satisfied for Seller to nominate a Production Turndown: (i) Purchaser has experienced a sustained decrease in demand for steel that results in a significant decrease in blast furnace production at its steel plants, including temporary idling of one or more of the blast furnaces at its steel plants, (ii) Purchaser has not procured other coke or, in the case of its blast furnace #3 at the Middletown Plant, injected pulverized coal, as a replacement or substitute for purchased Coke Tonnage under this Agreement, (iii) Purchaser has turned down production at all coke facilities owned or leased by Purchaser or its Affiliates by at least ***** %, (iv) Purchaser has exercised commercially reasonable efforts to suspended all purchases of coke from other Persons under existing contracts, and (v) prior Coal supply obligations committed or agreed to by the Coal Committee will not adversely affect Seller in connection with the Production Turndown.

"Production Turndown Increase" has the meaning set forth in Section 6.6(c).

"Production Turndown Increase Notice" has the meaning set forth in Section 6.6(c).

"Production Turndown Notice" has the meaning set forth in Section 6.6(b).

"Production Turndown Period" means any period during which a Production Turndown is in effect.

"Prudent Operating and Maintenance Practices" means the practices, methods, standards and procedures generally accepted and followed by a prudent, diligent, skilled and experienced manager and operator acting in accordance with standards generally utilized in the United States, with respect to the management, operation and maintenance of manufacturing facilities having similar characteristics to the Coke Plants which, at the particular time in question, in the exercise of reasonable judgment and in light of facts then known or that reasonably should have been known at the time a decision was made, would be expected to accomplish the desired results and goals, including such goals as efficiency, reliability, economy and profitability, in a manner consistent with Governmental Requirements.

"Purchaser" has the meaning set forth in the introductory paragraph to this Agreement.

"Purchaser's Damages" has the meaning set forth in Section 11.5.

"Purchaser Default" has the meaning set forth in Section 11.1.

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"Purchaser Force Majeure Event(s)" has the meaning set forth in Section 8.2.

"Purchaser Obtained Coke" means coke obtained by Purchaser, which is (i) nominally sized between ***** , (ii) in respect of any shortfall in Seller's delivery of Coke relative to the product of the minimum range of the Coke Supply and Purchase Obligation and (iii) not otherwise covered by Seller through its supply of Third Party Supplied Coke to Purchaser.

"Railroad Deficit Charge" means, during any Production Turndown Period, any "Deficit Charge", as such term is defined in the transportation contract C-9381 between Norfolk Southern Railway Company and Seller for Coal delivered to the Coke Plants, or any similar charge payable pursuant to any substitute or replacement railroad transportation contract.

"Recomputed Section 45 Credit Amount" has the meaning set forth in Section 3.2(f).

"Related Energy Sales Agreement" has the meaning set forth in the introductory paragraph to this Agreement.

"Rules" has the meaning set forth in Section 9.2(a).

"Section 45 Credits" has the meaning set forth in Section 3.2(a).

"Section(s)" are the sections and subsections of the Articles contained in this Agreement.

"Seller" has the meaning set forth in the introductory paragraph to this Agreement.

"Seller Default" has the meaning set forth in Section 11.2.

"Seller Force Majeure Event(s)" has the meaning set forth in Section 8.1.

"Seller's Damages" include, subject to Seller's Mitigation Proceeds, (i) any amounts due by Purchaser to Seller under this Agreement as of the effective date of termination; (ii) the present value, discounted at the rate of ***** %, of (w) the product of (A) the Fixed Price Component multiplied by (B) the Targeted Coke Production in respect of the Base Coal Blend for each complete or partial Contract Year remaining in the Term (*provided,* for such Contract Years having less than 365 days, the foregoing amount is to be multiplied by a fraction, the numerator of which is the number of days in such Contract Year, and the denominator of which is 365); and (iii) the balance of all of the remaining Government Mandated Additional Capital Expenditures that would be payable by Purchaser as of the date of termination but for such termination.

"Seller's Reasonable Assurance Obligations" has the meaning set forth in Section 6.4.

"Severstal Dearborn" has the meaning set forth in Section 2.1(b).

"Severstal Termination Agreement" has the meaning set forth in Section 2.1(b).

"Severstal Warren" has the meaning set forth in Section 2.1(b).

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"Shipment" means the delivery of (a) a full trainload of Coke to Purchaser at the Coke Rail Delivery Point, or (b) any Third Party Supplied Coke to Purchaser at the Middletown Plant or the Ashland Plant.

"Site" has the meaning set forth in Section 1.2(a).

"Steel Making Facilities" means steel making facilities that utilize a blast furnace and basic oxygen furnace or electric arc furnace for the production of iron and raw steel.

"Stored Coke" has the meaning set forth in Section 6.3(b).

"SunCoke" means SunCoke Energy, Inc., a Delaware corporation.

"Sunoco" means Sunoco, Inc., a Delaware corporation, an Affiliate of Seller.

"Sunoco Realized Value" has the meaning set forth in Section 3.2(b).

"Targeted Coke Production" means the Coke Tonnage in respect of the applicable volatile matter content percentage set forth in the attached and incorporated Schedule 6.2(a) for the applicable Contract Year.

"Taxes" means any tax imposed by any Governmental Authority in the form of sales, use, excise, value added, environmental, gross receipts or franchise tax (except for property taxes related to the Coke Plants or taxes based on or measured by the net income or net worth of Seller), state and local product tax, state and local inspection fees, any taxes or assessments in respect of greenhouse gases (including carbon dioxide), or similar taxes, assessments, or fees. If the purchase of any Coke by Purchaser is exempt from sales or use tax, then Purchaser shall furnish Seller with a valid exemption certificate in form and content reasonably acceptable to Seller. In the event any exemption is subsequently denied by any Governmental Authority, and as a result Seller is assessed for such sales or use tax, then Purchaser shall reimburse Seller for such Taxes including all interest and penalties associated therewith.

"Term" has the meaning set forth in Section 2.1(a).

"Third Party Investor(s)" has the meaning set forth in Section 3.2(c).

"Third Party Supplied Coke" means coke, which is nominally sized between ***** and which is obtained from sources other than Seller, including Seller's Affiliates.

"Ton" or "Tonnage" means a "short" ton of two thousand (2,000) pounds of Coal or Coke, as the case may be.

"Week" or "Weekly" refers to a calendar week beginning at 12:00 midnight on the Sunday and ending at 11:59 p.m. on the Saturday of the same week, and transpiring in whole or in part during the Term.

"Weighted Average" means an average that takes into account the proportional relevance of, as applicable, the moisture content or cost of each Coal comprising each particular Coal Blend, rather than treating each such component equally.

"Written" or "in Writing" means any form of written communication or a communication by means of e-mail, telex, telecopier device, telegraph or cable, overnight courier, or registered or certified mail (postage prepaid and return receipt requested), and shall be deemed to have been duly given or made upon receipt, or in the case of any electronic transmission, when confirmation of receipt is obtained.

Guarantee of Seller's Obligations

GUARANTY

THIS GUARANTY, dated as of *[Insert]* ("Guaranty"), is made by SunCoke Energy, Inc., a Delaware corporation and Sun Coal & Coke Company, a Delaware corporation (collectively, "Guarantors"), for the benefit of AK Steel Corporation, a Delaware corporation ("AK").

Recitals

A. This Guaranty is made pursuant to the Coke Purchase Agreement entered into on the date hereof by and between AK and Haverhill North Coke Company, a Delaware corporation ("Seller") ("Coke Purchase Agreement").

B. This Guaranty is made for the benefit of AK to guarantee the performance by Seller of its obligations under the Coke Purchase Agreement (the obligations referred to herein are collectively the "Guaranteed Obligations").

C. It is a condition to AK entering into the Coke Purchase Agreement that Guarantors shall have executed and delivered this Guaranty.

D. Guarantors will obtain benefits from Seller entering into the Coke Purchase Agreement and, accordingly, desire to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce AK to enter into the Coke Purchase Agreement.

Agreements

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to Guarantors, the receipt and sufficiency of which are hereby acknowledged, Guarantors hereby make the following representations and warranties to AK and hereby covenant to AK as follows:

1. Guarantors guarantee to AK the full performance of all Guaranteed Obligations. Guarantors understand, agree and confirm that AK may enforce this Guaranty against Guarantors without first proceeding against Seller.

2. The liability of Guarantors hereunder shall not be affected or impaired by (a) any other continuing or other guaranty, undertaking or maximum liability of Guarantors or of any other person as to the obligations and performance of Seller; (b) any reduction of any such other guaranty or undertaking; (c) any dissolution, termination or increase, decrease or change in personnel by Seller; (d) any payment made to AK in respect of the Guaranteed Obligations which AK repays to Seller pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Guarantors waive any right to the deferral or modification of their obligations hereunder by reason of any such proceeding; (e) any assignment by Seller of any of its rights under the Coke Purchase Agreement; or (f) the sale, transfer or other disposition by Guarantors of any or all of the share capital of Seller; *provided,* notwithstanding any other provision in this Guaranty, no action shall commence against Guarantors unless and until written notice of default is first made upon Seller and Guarantors pursuant to the requirements set forth in the Coke Purchase Agreement and Seller or Guarantors fail to cure such default within the applicable cure period set forth in the Coke Purchase Agreement.

3. Other than the notice required to be given to Guarantors as specified in Section 2 of this Guaranty, Guarantors hereby waive notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waive promptness, diligence, presentment, demand of

payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by AK against Guarantors.

4. AK may at any time and from time to time without the consent of or notice to Guarantors, without incurring responsibility to Guarantors, without impairing or releasing the obligations of Guarantors hereunder upon or without any terms or conditions and in whole or in part:

(a) exercise or refrain from exercising any rights against Seller or otherwise act or refrain from acting;

(b) settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof; and/or

(c) consent to or waive any breach of, or any act, omission or default under, the Coke Purchase Agreement, or otherwise amend, modify or supplement the Coke Purchase Agreement.

5. No invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

6. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of AK in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which AK would otherwise have. Other than the notice required to be given to Guarantors as specified in Section 2 of this Guaranty, no notice to or demand on Guarantors in any case shall entitle Guarantors to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of AK to any other or further action in any circumstances without notice or demand. It is not necessary for AK to inquire into the capacity or powers of Seller or the officers, directors, or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

7. Guarantors waive, to the maximum extent permitted by applicable law, any right to require AK to (a) proceed against Seller or (as applicable) any other person; or (b) pursue any other of its remedies.

8. Guarantors assume all responsibility for being and keeping themselves informed of Seller's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Guaranteed Obligations and the nature, scope and extent of the risks which Guarantors assume and incur hereunder, and agree that AK shall have no duty to advise Guarantors of information known to them regarding such circumstances or risks.

9. If and to the extent that Guarantors make any payment or performance to AK pursuant to or in respect of this Guaranty, then any claim which Guarantors may have against Seller by reason thereof shall be subject and subordinate to the prior payment and performance in full of the Guaranteed Obligations to AK.

10. Guarantors hereby agree to pay all reasonable out-of-pocket costs and expenses of AK (including, without limitation, the reasonable fees and disbursements of counsel employed

by AK) in connection with the enforcement of this Guaranty and any amendment, waiver or consent relating hereto against Guarantors.

11. This Guaranty shall be binding upon Guarantors and their successors and assigns, and shall inure to the benefit of AK and its successors and assigns.

12. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of AK and Guarantors.

13. Guarantors acknowledge that an executed (or conformed) copy of the Coke Purchase Agreement has been made available to their principal executive officers and such officers are familiar with the contents thereof.

14. All notices requests, demands or other communications pursuant hereto shall be made in writing (including telegraphic, telex, facsimile transmission or cable communication) and mailed, telegraphed, telexed, transmitted, cabled or delivered to the following addresses (or to such other addresses as designated by Guarantors or AK):

If to Guarantors:	SunCoke Energy, Inc. Parkside Plaza 11400 Parkside Drive Knoxville, TN, 37934 Attention: Vice President and General Counsel Fax: (865) 288-5280 Confirm: (865) 258-5213
If to AK:	AK Steel Corporation 9227 Centre Pointe Drive West Chester, OH 45069 Attention: General Counsel Fax: (513) 425 -5607 Confirm: (513) 425-2690

All such notices and communication shall be mailed, telegraphed, telexed, facsimile transmitted, or cabled or sent by overnight courier, and shall be effective when received.

15. This Guaranty and the rights and obligations of AK and of Guarantors shall be governed by and construed in accordance with the law of the State of Ohio.

16. This Guaranty may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, Guarantors have caused this Guaranty to be executed and delivered as of the date first above written.

SunCoke Energy, Inc.

By:

Name:

Title:

Sun Coal & Coke Company

By:

Name:

Title:

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Guarantee of Purchaser's Obligations

GUARANTY

THIS GUARANTY, dated as of *[insert]* ("Guaranty"), is made by AK Steel Holding Corporation, a Delaware corporation ("Guarantor"), for the benefit of Haverhill North Coke Company, a Delaware corporation ("Seller").

Recitals

A. This Guaranty is made pursuant to the Coke Purchase Agreement dated as of August 31, 2009 by and between Seller and AK Steel Corporation, a Delaware corporation ("AKS") ("Coke Purchase Agreement").

B. This Guaranty is made for the benefit of Seller to guarantee the performance by AKS of its obligations under the Coke Purchase Agreement (the obligations referred to herein are collectively the "Guaranteed Obligations").

C. It is a condition of Seller entering into the Coke Purchase Agreement that Guarantor shall have executed and delivered this Guaranty upon the occurrence of the events set forth in Section 1.5 or as otherwise set forth in Section 1.6 of the Coke Purchase Agreement.

D. Guarantor will obtain benefits from AKS entering into the Coke Purchase Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce Seller to enter into the Coke Purchase Agreement.

Agreements

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to Guarantor, the receipt and sufficiency of which are hereby acknowledged, Guarantor hereby makes the following representations and warranties to Seller and hereby covenants to Seller as follows:

1. Guarantor guarantees to Seller the full performance of all Guaranteed Obligations. Guarantor understands, agrees and confirms that Seller may enforce this Guaranty against Guarantors without first proceeding against AKS.

2. The liability of Guarantor hereunder shall not be affected or impaired by (a) any other continuing or other guaranty, undertaking or maximum liability of Guarantor or of any other person as to the obligations and performance of AKS; (b) any reduction of any such other guaranty or undertaking; (c) any dissolution, termination or increase, decrease or change in personnel by AKS; (d) any payment made to Seller in respect of the Guaranteed Obligations which Seller repays to AKS pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Guarantor waives any right to the deferral or modification of their obligations hereunder by reason of any such proceeding; (e) any assignment by AKS of any of its rights under the Coke Purchase Agreement; or (f) the sale, transfer or other disposition by Guarantor of any or all of the share capital of AKS; *provided,* notwithstanding any other provision in this Guaranty, no action shall commence against Guarantor unless and until written notice of default is first made upon AKS and Guarantor pursuant to the requirements set forth in the Coke Purchase Agreement and AKS or Guarantor fails to cure such default within the applicable cure period set forth in the Coke Purchase Agreement.

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3. Other than the notice required to be given to Guarantor as specified in Section 2 of this Guaranty, Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives promptness, diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by Seller against Guarantor.

4. Seller may at any time and from time to time without the consent of or notice to Guarantor, without incurring responsibility to Guarantor, without impairing or releasing the obligations of Guarantor hereunder upon or without any terms or conditions and in whole or in part:

(a) exercise or refrain from exercising any rights against AKS or otherwise act or refrain from acting;

(b) settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof; and/or

(c) consent to or waive any breach of, or any act, omission or default under, the Coke Purchase Agreement, or otherwise amend, modify or supplement the Coke Purchase Agreement.

5. No invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

6. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of Seller in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which Seller would otherwise have. Other than the notice required to be given to Guarantor as specified in Section 2 of this Guaranty, no notice to or demand on Guarantor in any case shall entitle Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of Seller to any other or further action in any circumstances without notice or demand. It is not necessary for Seller to inquire into the capacity or powers of AKS or the officers, directors, or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

7. Guarantor waives, to the maximum extent permitted by applicable law, any right to require Seller to (a) proceed against AKS or (as applicable) any other person; or (b) pursue any other of its remedies.

8. Guarantor assumes all responsibility for being and keeping itself informed of AKS' financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Guaranteed Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that Seller shall have no duty to advise Guarantor of information known to it regarding such circumstances or risks.

9. If and to the extent that Guarantor makes any payment or performance to Seller pursuant to or in respect of this Guaranty, then any claim which Guarantor may have against

AKS by reason thereof shall be subject and subordinate to the prior payment and performance in full of the Guaranteed Obligations to Seller.

10. Guarantor hereby agrees to pay all reasonable out-of-pocket costs and expenses of Seller (including, without limitation, the reasonable fees and disbursements of counsel employed by Seller) in connection with the enforcement of this Guaranty and any amendment, waiver or consent relating hereto against Guarantor.

11. This Guaranty shall be binding upon Guarantor and its successors and assigns, and shall inure to the benefit of Seller and its successors and assigns.

12. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of Seller and Guarantor.

13. Guarantor acknowledges that an executed (or conformed) copy of the Coke Purchase Agreement has been made available to its principal executive officers and such officers are familiar with the contents thereof.

14. All notices requests, demands or other communications pursuant hereto shall be made in writing (including telegraphic, telex, facsimile transmission or cable communication) and mailed, telegraphed, telexed, transmitted, cabled or delivered to the following addresses (or to such other addresses as designated by Guarantor or Seller):

If to Guarantor:	AK Steel Holding Corporation
	9227 Centre Pointe Drive
	West Chester, OH 45069
	Attention:
	General Counsel
	Fax: (513) 425-5607
	Confirm: (513) 425-2690
If to Seller:	Haverhill North Coke Company
	c/o SunCoke Energy, Inc.
	Parkside Plaza
	11400 Parkside Drive
	Knoxville, TN, 37934
	Attention: Vice President and General Counsel
	FAX: (865) 288-5280
	Confirm: (865) 258-5213

All such notices and communication shall be mailed, telegraphed, telexed, facsimile transmitted, or cabled or sent by overnight courier, and shall be effective when received.

15. This Guaranty and the rights and obligations of Seller and of Guarantor shall be governed by and construed in accordance with the law of the State of Ohio.

16. This Guaranty may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

AK Steel Holding Corporation

By: _____

Name: _____

Title: _____

51

Schedule 4.1
Committed Coal Specifications

Provisional Committed Coal ***

Supplier	Seams	Coal Grade	Provisional 2011 Tons**	Provisional 2011 $/Ton FOB Mine	
Clintwood Elkhorn Mining Company	*****	*****	*****	$ *****	
Clintwood Elkhorn Mining Company	*****	*****	*****	$ *****	*
United Coal Company	*****	*****	*****	$ *****	
United Coal Company	*****	*****	*****	$ *****	
Total/Average			*****	$ *****	

Notes:

* Price is the higher of (i) $ ***** or (ii) the prevailing market price for similar coals to be established in the 4th quarter of 2010 through submission of Seller and Seller-affiliate coal transactions for 2011.
** Provisional committed Tons may be higher or lower depending on Tons taken in 2010 by Seller.
*** The provisional committed coal terms set forth above are currently under renegotiation.

Schedule 5.1
Coke Quality Standards

Categories	Target	Threshold Frequency	Threshold for Quality Adjustment	Coke Price Adjustment (Pro-Rata)	Reject Standard
Ash (Dry basis)	***** % ***** (***** % ***** % ***** % *****)	Shipment	***** %	$ ***** /ton for each ***** % over Threshold	***** %
Volatile Matter (Dry Basis)	***** %	Shipment	***** %	$ ***** /ton for each ***** % ***** over Threshold	***** %
Total Sulfur (Dry Basis)	***** % x *****	Shipment	***** + ***** %	$ ***** /ton for each ***** % ***** over Threshold	***** %
Stability	*****	Shipment	*****	$ ***** /ton per ***** (under)/over Threshold	*****
Total Moisture	***** %	Shipment	***** % ***** %	$ ***** /ton for each ***** % (under)/over Threshold	***** %
Size: Minus 3/4”	***** %	Shipment	***** %	$ ***** for each ***** % ***** over Threshold	***** %

These quality standards and price adjustments are for use on Coke with a minimum bottom coke size of ***** ”.

Ash and Total Sulfur Shipment Standards – Each of the Shipment Coke quality standards (Target, Quality Threshold and Reject Standard) for ash and sulfur will be established based upon the test results of the daily sample(s) of the corresponding coal charged to the ovens. The Shipment Coke ash standard will be derived from the ash content of the coal charged, adjusted for the expected coke yield formula (***** % minus the volatile matter content of the coal charged minus the expected ***** % burn loss). By way of example, if the Shipment coal sample(s) result in an average ash content of ***** % ***** and an average volatile matter content of ***** %, then the Shipment standards for ash are: (Target = ***** %, Quality Threshold = ***** % ***** and Reject Standard = ***** %). The Shipment sulfur standards will be derived from the sulfur content of the coal charged, adjusted for the expected coke retention factor of *****. By way of example, if the Shipment coal sample(s) result in an average sulfur content of ***** %, then the Shipment standards for sulfur are: (Target = ***** %, Quality Threshold = ***** % ***** and Reject Standard = ***** %).

Stability Penalty and Credit – For each one (1) point variation in respect of Coke Tonnage that contains less than ***** Stability, the Coke Price will be decreased by $ ***** for such Coke Tonnage. For each one (1) point variation in respect of Coke Tonnage that

53

contains more than ***** Stability, the Coke Price will be increased by $ ***** for such Coke Tonnage. For Coke that measures between ***** stability and ***** stability, there shall be no adjustment to the Coke Price.

Moisture Penalty and Premium – For each ***** % variation in moisture over ***** %, the Coke Price will be decreased $ ***** per ton for such coke tonnage. For each ***** % variation in moisture under ***** %, the Coke Price will be increased $ ***** per ton.

For coke that measures moisture between ***** % and ***** %, there shall be no adjustments to the Coke Price.

Pro-Rata Adjustments:

For ash, volatile matter, sulfur and moisture, any percentage over the threshold amount shall be pro-rated for each ***** (*****) ***** percentage point increment exceedance. *****

Testing Frequency:

Moisture, sulfur, ash, volatile matter and stability will be tested and analyzed on a ***** basis. *****

Coke Supply and Purchase Obligation

Coal Blend Volatile Matter	*****	*****	*****	*****	*****	*****	*****	*****	*****
Purchaser Targeted Coke Production (Tons)[1]	*****	*****	*****	*****	*****	*****	*****	*****	*****

[1] Purchaser Targeted Coke Production amounts in this Schedule 6.2(a) are subject to downward adjustment pursuant to Section 6.6.

Schedule 7.2

Government Mandated Additional Capital Expenditures (Example)

Commencement of first Contract Year:
01/01/10

End of Term:	12/31/21
Completion Date for Government Mandated Additional Capital Expenditures:	4/30/15
Number of partial or complete Contract Years Remaining in the Term	6.67
Amortization Period (*****):	*****
Interest Rate (pre-tax):	*****%
Cost of Applicable Government Mandated Additional Capital Expenditure:	$ *****
Monthly Amortized Cost:	$ *****
Unamortized Balance at End of Initial Term	$ *****

56

Lost Energy Charge

Lost Energy Charge (to be calculated hourly) = *****

<u>Where:</u> *****

<u>And Where:</u> *****

57

Fuel Surcharge

In the event the average per-barrel monthly price of West Texas Intermediate Crude Oil (the "WTI Average Price") exceeds $ *****
as calculated using the daily prices published in The Wall Street Journal and as further described below, Norfolk Southern Railway
Company ("NS") will assess a fuel surcharge on all line haul freight charges under the transportation contract C-9381 between NS
and Seller for Coal delivered to the Coke Plants as set forth in this Attachment A. The applicable fuel surcharge percentage shall be
applied to each shipment having a bill of lading dated on or after the 1st day of the second calendar month following the calendar
month of a given WTI Average Price calculation. The fuel surcharge will change monthly per the table below:

Calendar Month of WTI Average Price	Fuel Surcharge Applied	Calendar Month of WTI Average Price	Fuel Surcharge Applied
January	March 1	July	September 1
February	April 1	August	October 1
March	May 1	September	November 1
April	June 1	October	December 1
May	July 1	November	January 1
June	August 1	December	February 1

The fuel surcharge will be ***** % of the line haul freight charge for every $ ***** per barrel, or portion thereof, by which the WTI
Average Price exceeds $ *****. The WTI Average Price for a given calendar month will be determined by adding the daily West
Texas Intermediate Crude Oil prices published in The Wall Street Journal during a calendar month and dividing the result by the
number of days so published in that given month. The result will be rounded to the nearest cent. If The Wall Street Journal ceases
publication of the price of West Texas Intermediate Crude Oil, NS will employ a suitable substitute source of price or measure. The
following schedule reflects the applicable fuel surcharge within the WTI Average Price ranges noted below and is not exclusive.

58

WTI Average Price	Fuel Percentage
$64.00 and below	*****
$64.01-$65.00	***** %
$65.01-$66.00	***** %
$66.01-$67.00	***** %
$67.01-$68.00	***** %
$68.01-$69.00	***** %
$69.01-$70.00	***** %
$70.01-$71.00	***** %
$71.01-$72.00	***** %
$72.01-$73.00	***** %
$73.01-$74.00	***** %
$74.01-$75.00	***** %
$75.01-$76.00	***** %
$71.01-$77.00	***** %
For each dollar or portion thereof above $77.00	The FSC increases by ***** %

Notice of changes in the percentage amount of the fuel surcharge will be published on NS's web page at www.nscorp.com.

Exhibit 10.28

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

AMENDED AND RESTATED
COKE PURCHASE AGREEMENT
Dated as of February 19, 1998
By and Between
INDIANA HARBOR COKE COMPANY, L.P.
and
INLAND STEEL COMPANY

TABLE OF CONTENTS

ii

iii

Schedules:

Schedule 4.1	-	Coke Quality Specifications
Schedule 4.4(c)	-	Monthly Coke Quality Report Format
Schedule 4.4(d)	-	Off-Spec Coke Quality Report Format
Schedule 4.4(e)	-	Coke Quality SPP Report Format
Schedule 4.7	-	Coke Quality Price Adjustment
Schedule 5.1(c)	-	Computer Model (Return on Capital Component)
Schedule 5.1(e)	-	Calculation of Discount Related to Section 29 Tax Credits

Exhibits:

Exhibit A-1	- Form of Inland Steel Industries Guaranty
Exhibit A-2	- Form of Sun Company, Inc. Guaranty
Exhibit B	- Form of Elk River Resources, Inc. Guaranty
Exhibit C	- Form of Escrow Agreement

AMENDED AND RESTATED
COKE PURCHASE AGREEMENT

This Amended and Restated Coke Purchase Agreement, dated as of February 19, 1998 (this "Coke Purchase Agreement"), is by and between Indiana Harbor Coke Company, L.P., a Delaware limited partnership, qualified to do business in Indiana ("Seller"), and Inland Steel Company, a Delaware corporation. ("Purchaser").

W I T N E S S E T H

WHEREAS, Seller is a partnership formed between Indiana Harbor Coke Company, a Delaware corporation as general partner, and Indiana Harbor Coke Corporation, an Indiana corporation, and DTE Indiana Harbor LLC, a Delaware limited liability company, as limited partners (each a "Partner" and, collectively, the "Partners") pursuant to an Amended and Restated Partnership Agreement of even date herewith (the "Partnership Agreement"); and

WHEREAS, as stated in the Partnership Agreement, Seller intends to design and construct, and to finance, own and operate a heat recovery cokemaking plant, together with related coal and coke handling facilities, with an annual production of at least 1.22 million Tons of screened furnace coke (the "Coke Plant"); and

WHEREAS, Purchaser is desirous of obtaining an assured source of coke in such Tonnages and of such quality as described herein, and is willing to do so on a take or pay basis; and

WHEREAS, Purchaser and Seller are parties to a Coke Purchase Agreement dated November 4, 1996 (the "Original Coke Purchase Agreement"); and

WHEREAS, Purchaser and Seller desire to amend and restate the Original Coke Purchase Agreement as provided in this Coke Purchase Agreement; and

WHEREAS, Purchaser and Seller desire that all references to the Original Coke Purchase Agreement in any agreement, instrument or other document hereinafter be deemed to be a reference to this Coke Purchase Agreement; and

WHEREAS, Seller desires to sell and deliver coke to Purchaser, and Purchaser desires to purchase and accept coke from Seller, on the terms and conditions set forth in this Coke Purchase Agreement.

NOW THEREFORE, in consideration of the mutual terms, covenants, and conditions herein contained, the mutual benefits to be derived hereunder, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

Definitions

As used in this Coke Purchase Agreement, the following terms shall have the meanings herein specified:

1

1.1 <u>Affiliate</u> - shall mean as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either:

(a) to vote ten percent (10%) or more of the securities having ordinary voting power for the election of directors of such Person; or

(b) to direct or cause the direction of the management and policies of such person whether by contract or otherwise.

1.2 <u>Annual Budget</u> - shall have the meaning provided herein at Section 5.1(b).

1.3 <u>Applicable Percentage</u> - shall mean ***** percent (***** %) multiplied by the actual Credit Discount divided by the Credit Discount determined without the $ ***** cap contained in Section 5.1(e)(3) of the Coke Purchase Agreement.

1.4 <u>Change of Law</u> - shall mean a statutory change in the Code (including without limitation a repeal of all or any part of section 29 of the Code) to the extent that such change:

(a) causes any part of production from the Coke Plant to cease to be qualified fuels within the meaning of Section 29 of the Code;

(b) reduces the rate at which Section 29 Tax Credits accrue per barrel of oil equivalent of Coke; or

(c) limits the benefit or availability of Section 29 Tax Credits with respect to any class of persons which includes the Initial Investor.

1.5 <u>Code</u> - shall mean the Internal Revenue Code of 1986, as amended.

1.6 <u>Coke</u> - shall mean coke which meets the Coke Quality Specifications.

1.7 <u>Coke Plant</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

1.8 <u>Coke Purchase Agreement</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

1.9 <u>Coke Quality Specifications</u> - shall have the meaning provided herein at Section 4.1.

1.10 <u>Cokenergy</u> - shall have the meaning provided herein at Section 2.1(a).

1.11 <u>Commission</u> - shall have the meaning provided herein at Section 3.1(e)(1).

1.12 <u>Computer Model</u> - shall mean the computer model described in Schedules 5.1(c) and 5.1(e) and set forth in the attached computer diskette.

1.13 <u>Confidential Information</u> - shall mean any material, non-public information that is obtained by Purchaser or Seller in connection with the negotiation of the Coke Purchase Agreement and related transactional documents, including specifically by way of example and not of limitation:

      (a) the terms and provisions of this Coke Purchase Agreement and the Contract Price for Coke sold hereunder, including any methodology for calculating such Contract Price;

      (b) any information protected by the terms of any

      (c) confidentiality agreement between Seller and Purchaser; and

      (d) the terms of any Initial Investment (or related subsequent investment) and/or the identity of any Initial Investor (or subsequent investor).

Confidential Information shall not include information that becomes generally available to the public other than as a result of a disclosure by the Purchaser, or Seller its Affiliates or any directors, officers, employees or agents of the Purchaser or Seller or any Affiliate of the Purchaser or Seller.

1.14 <u>Contract Price</u> - shall mean the price per ton of Coke included in the Minimum Coke Purchase Requirement, calculated in accordance with the methodology set forth herein at Article V.

1.15 <u>Contract Year</u> - shall mean the period from and including the date hereof to and including December 31, 1996, and thereafter shall mean each twelve (12) month period during which this Coke Purchase Agreement is in effect, commencing on each January 1st; *provided, however,* that the last Contract Year shall end on the date of expiration of this Coke Purchase Agreement.

1.16 <u>Credit Discount</u> - shall have the meaning provided herein at Section 5.1(e).

1.17 <u>Default</u> - shall mean any event, act or condition which with notice, or lapse of time, or both would constitute an Event of Default.

1.18 <u>Designated Year</u> - shall have the meaning provided herein at Section 9.3(a).

1.19 <u>Disallowance</u> - shall mean the disallowance by the IRS of all or a portion of the Section 29 Tax Credits allocated to the Initial Investor.

1.20 <u>Disallowance Percentage</u> - shall mean:

      (a) the dollar value of Section 29 Tax Credits that would have been allocable to the Initial Investor in the absence of a loss or reduction in dollar value of such Credits; minus

      (b) the dollar value of Section 29 Tax Credits that is allocable to the Initial Investor taking into account any loss or reduction in dollar value of Section 29 Tax Credits whether resulting from a Change of Law, Phase-Out or Disallowance or otherwise;

      (c) divided by the amount determined in subsection (a) of this paragraph.

For purposes of determining the amount of Disallowed Discount in Section 5.1(e)(3) hereof, a Proposed Adjustment that if sustained would result in a loss or reduction in the dollar value of Section 29 Tax Credits allocated to the Initial Investor, shall be treated as a loss of Section 29 Tax Credits in determining the Disallowance Percentage.

1.21 <u>Disallowed Discount</u> - shall have the meaning provided herein at Section 5.1(e)(3) hereof.

1.22 <u>Discount Period</u> - shall have the meaning provided herein at Section 5.1(e).

1.23 <u>Escrow Agent</u> - shall have the meaning provided herein at Section 9.1.

1.24 <u>Event of Default</u> - shall have the meaning provided herein at Article X.

1.25 <u>Final Determination</u> - shall mean:

(a) a settlement of the Proposed Adjustment;

(b) unless judicial-proceedings are initiated as provided in Section 5.1(e)(6)(iii) hereof, a final administrative resolution with respect to the Proposed Adjustment as evidenced by a closing agreement, Form 870-P, Forms 870 or 870-AD or like form or agreement;

(c) a final decision with respect to the Proposed Adjustment by the Tax Court, Court of Federal Claims or the appropriate Federal District Court (unless appealed);

(d) a final decision of a united States Court of Appeals with respect to the Proposed Adjustment; or

(e) the expiration of the applicable statute of limitations for the tax period affected.

1.26 <u>Fire/Explosion Period</u> - shall have the meaning provided herein at Section 11.3.

1.27 <u>Flip 1 Date</u> - shall mean the first date on which the Initial Investor's share in the proceeds from the production and sale of Coke from the Coke Plant is reduced as a result of the achievement of a targeted return.

1.28 <u>Force Majeure</u> - shall have the meaning provided herein at Section 11.1.

1.29 <u>Governmental Authority</u> - shall mean any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

1.30 <u>Governmental Imposition</u> - shall mean any assessment, charge, impost or levy, however denominated (but not including fines or other penalties for the failure to comply with nontax legal requirements), including any interest, penalties, or additions that is or may become payable in respect thereof, imposed by any state, local or federal or foreign Governmental Authority that may be imposed on the purchase of coal, the production or sale of Coke, on any asset or transaction of Seller related to the Coke Plant including, but not limited to, a value

added tax of any type and an energy tax of any type, (with the exception of a tax measured by net income, the Indiana Gross Receipts Tax, or any withholding tax relating to a Partner's interest in Seller).

1.31 <u>GP</u> - shall mean Indiana Harbor Coke Company, a Delaware corporation, general partner of Seller.

1.32 <u>GP Indemnity Agreement</u> - shall mean, in the event that an investor acquires an interest in the Partnership, any indemnity agreement between the investor and GP related to the indemnification of certain tax benefits including Section 29 Tax Credits.

1.33 <u>Initial Full Production</u> - shall mean and refer to the date on which Three Thousand Three Hundred Forty Two (3,342) Tons of daily Coke production from the Coke Plant is first available for sale and delivery,

1.34 <u>Initial Investment</u> - shall have the meaning provided herein at Section 5.1(e).

1.35 <u>Initial Investor</u> - shall have the meaning provided herein at Section 5.1(e).

1.36 <u>Initial Term</u> - shall have the meaning provided herein at Section 2.1.

1.37 <u>IRS</u> - shall mean the U.S. Internal Revenue Service, or any similar or successor federal agency.

1.38 <u>Minimum Coke Purchase Requirement</u> - shall mean and represent, during any one Contract Year, Coke that the Seller is required to sell and that the Purchaser is required to purchase on a take or pay basis:

(a) for Contract Year periods subsequent to the date hereof, but prior to the date of commencement of Initial Full Production, the Minimum Coke Purchase Requirement shall be an amount of Coke equal to all available Coke produced by the Coke Plant;

(b) for Contract Year periods following Initial Full Production, but before the end of the Initial Term, the Minimum Coke Purchase Requirement shall be 1.22 million Tons per Contract Year, reduced by the amount of Coke that Seller is excused from selling to Purchaser, and/or Purchaser is excused from buying from Seller, pursuant to the Force Majeure provisions of Article XI hereof.

1.39 <u>Overdue Rate</u> - shall have the meaning provided herein at Section 7.1.

1.40 <u>Original Coke Purchase Agreement</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

1.41 <u>Parties</u> - means both the Purchaser and the Seller.

1.42 <u>Partner</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

1.43 <u>Partnership Agreement</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

5

1.44 <u>Party</u> - means either the Purchaser or the Seller, depending upon the context in which the term is used.

1.45 <u>Person</u> - shall mean and include any individual, firm, corporation, partnership, limited liability corporation, association, trust or other enterprise or any government or political subdivision or agency, department or instrumentality thereof.

1.46 <u>Phase-Out</u> - shall mean a reduction in the dollar value of the credit per barrel-of-oil equivalent allowed for the Coke Plant production by reason of section 29(b) of the Code.

1.47 <u>Proposed Adjustment</u> - shall mean an adjustment proposed on the earlier of a written proposed audit finding (PAF), revenue agent's report (RAR), 30-day letter, statutory notice of deficiency or their equivalent.

1.48 <u>Proposed Price</u> - shall have the meaning provided herein at Section 3.1(e)(1).

1.49 <u>Purchaser</u> - shall have the meaning set forth in the introduction to this Coke Purchase Agreement.

1.50 <u>Qualified Ovens</u> - shall mean coke ovens that are described in section 29(g) (1) and (2) of the Code.

1.51 <u>Section 29 Tax. Credits</u> - shall mean U.S. federal income tax credits provided for in section 29 of the Code.

1.52 <u>Stockpiled Coke</u> - shall have the meaning provided herein at Article VIII.

1.53 <u>Tax Rate Adjustment Factor</u> - shall mean a fraction, the numerator of which is, ***** minus the income tax rate utilized in the Partnership Agreement in determining the after-tax amount of the Initial Investor's return on the date of the Credit Discount, and the denominator of which is, ***** minus the income tax rate utilized in the GP Indemnity Agreement or the Partnership Agreement in determining the after-tax amount of the Initial Investor's return or a tax indemnity payment, as appropriate, on the date of the Credit Discount Reimbursement.

1.54 <u>Ton,</u> or <u>Tonnage</u> - shall mean, with respect to Coke purchased pursuant to this Coke Purchase Agreement, a short ton of two thousand (2,000) pounds of Coke at ***** percent (***** %) moisture content. All tonnages of Coke sold pursuant to this Coke Purchase Agreement shall be adjusted to ***** percent (***** %) in accordance with the following formula:

***** x (***** % ***** / ***** % = Tonnage.

1.55 <u>Total Coke Plant Capital Cost</u> - shall mean the Seller's initial capital investment (not to exceed One Hundred Eighty Six Million Dollars ($186,000,000) reduced by the amount of liquidated damages received by the Seller from the general contractors for construction of the Coke Plant) required to build and operate the

6

Coke Plant together with organization and start-up costs (but not to exceed $1,500,000 net of any state training incentives), together with subsequent capital investments made by Seller as shown in the Computer Model attached hereto as Schedule 5.1(c); and additional capital expenditures as required from time to time by changes in applicable law, regulations or regulatory orders (or changes in official interpretations thereof).

1.56 <u>Written</u> or <u>in writing</u> shall mean any form of written communication or a communication by means of telex, telecopier device, telegraph or cable.


ARTICLE II

Term


2.1 <u>Initial Term</u>. Except as otherwise provided herein, this Coke Purchase Agreement shall be in full force and effect from the date hereof, and thereafter for an initial term (the "Initial Term") of fifteen (15) years commencing from the first to occur of:

(a) the later of the date of Initial Full Production and the Tolling Commencement Date under that certain Tolling Agreement, dated of even date herewith, between Purchaser and Cokenergy, Inc., an Indiana corporation ("Cokenergy"); or

(b) January 1, 1999.

2.2 <u>Renewal Option</u>. Purchaser is hereby granted the right to renew the term of this Coke Purchase Agreement at a contract price that is mutually acceptable to both Purchaser and Seller. The contract price during any such renewal term will:

(a) be based on methodology for calculation substantially similar to that set forth herein at Article V;

(b) accommodate the Coke Plant's need for new capital expenditures (calculated using a ***** % after tax rate of return to Seller) and amortized over the remaining economically useful life of the Coke Plant; and

(c) enable Seller to realize the residual value as determined by the Computer Model attached hereto as Schedule 5.1(c), amortized over the remaining economically useful life of the Coke Plant.

At least twenty-four (24) months prior to the expiration of the Initial Term, Purchaser must give notice to Seller of Purchaser's intent to renew, specifying a renewal term not less than three but not more than ten years in duration. Seller will reply within thirty (30) days following receipt of Purchaser's notice of intent to renew, and in so replying Seller shall specify the required additional capital, the approximate projected economically useful life remaining and a proposed contract price for Coke in accordance with subsections 2.2(a), (b) and (c) above and the Parties hereby agree to use their commercially reasonable good faith efforts to negotiate a mutually


7


acceptable contract price to apply during such renewal term. If Purchaser fails to give notice of its intent to renew twenty-four (24) months prior to expiration of the Initial Term, such failure shall operate as a conclusive waiver of Purchaser's right to renew.

ARTICLE III
Quantity

3.1 <u>Take or Pay Basis</u>. During the term of this Coke Purchase Agreement, and subject to the terms and conditions hereof (including without limitation, the provisions relating to Purchaser's No. 7 Blast Furnace set forth in Article XI hereof), Seller shall sell and deliver, on a take or pay basis, and Purchaser shall buy and accept delivery of Coke from Seller on a take or pay basis, in the amount of the Minimum Coke Purchase Requirement for each relevant Contract Year period. Should Purchaser fail to take the Minimum Coke Purchase Requirement tendered for any monthly period, Purchaser shall nonetheless be obligated to pay the Contract Price for Purchaser's Minimum Coke Purchase Requirement for such monthly period.

It is specifically understood that:

(a) Subject to the Force Majeure provisions herein contained, Seller's contractual obligation hereunder is to sell Coke to Purchaser in the amount of the Minimum Coke Purchase Requirement without regard to the actual amount of Coke produced by the Coke Plant. To the extent practicable, Seller will satisfy its obligation to deliver the required Coke Tonnages with Coke produced at the Coke Plant.

(b) Should Seller fail to deliver approximately 21,000 Tons per week, for any period of two or more consecutive weeks, Purchaser shall have the right to secure such deficit from any other source and, in addition to any other rights and remedies hereunder, Purchaser shall be entitled to recover from Seller the amount, if any, by which the purchase price, together with any and all reasonable costs actually incurred by Purchaser in securing such substitute Coke exceeds the Contract Price determined without regard to Section 5.1(e).

(c) If Purchaser wrongfully rejects the Coke, Seller shall have the right to sell such Coke to third parties, and, in addition to any other rights and remedies hereunder, Seller shall be entitled to recover from Purchaser:

(1) A penalty in the amount of ***** Dollars ($ *****) per Ton for such wrongly rejected coke; and

(2) the full Contract Price of such rejected Coke net of resale proceeds, if any, (adjusted for handling losses) and sales of nut coke and breeze. The Purchaser shall not be

8

entitled to receive any discount described herein at Section 5.1(e) relating to Section 29 Tax Credits that may be available in connection with any resale by Seller of such rejected Coke to third parties.

(d) In the event that Seller is unable to satisfy its contractual obligation to deliver the Minimum Coke Purchase Requirement solely from Coke produced by the Coke Plant, Seller will provide Purchaser with advance written notice of such inability, together with an indication of whether or not Seller is reasonably likely to secure the deficit from a probable alternate source (and identification of any such probable alternate source, if possible). Seller will use commercially reasonable efforts to secure any such deficit from an identifiable producer. Such notice shall also include the delivered price for such Coke. Within five (5) days of its receipt of such notice from Seller, Purchaser will inform Seller in writing whether or not Purchaser will accept delivery from Seller of Coke meeting the Coke Quality Specifications, but not produced by the Coke Plant. If Purchaser elects not to accept delivery from Seller of such Coke produced by sources other than from the Coke Plant, Seller will be relieved of any delivery obligation under this Coke Purchase Agreement with respect to such Tonnage, and Purchaser will not be entitled to receive from Seller any reimbursement of costs incurred by Purchaser in securing substitute Coke other than a rebate equal to the lesser of (1) the excess, if any, of the delivered price of the substitute Coke proposed by Seller over the Contract Price, and (2) the excess‐, if any, of the delivered price of the substitute Coke actually purchased by Purchaser over the Contract Price.

(e) Although the Parties anticipate that Coke purchased hereunder will be used for Purchaser's own operation, Purchaser may resell to third parties as follows:

(1) Purchaser will notify Seller of the amount of Coke Purchaser desires to resell and Seller shall use its reasonable good faith efforts to obtain the most favorable price on any such resale and shall not discriminate against Purchaser in favor of any other party (including Seller) for whom Seller is selling coke. Within sixty (60) days of Purchaser's notice, Seller shall notify Purchaser of the bona fide price at which Seller is able to sell such Coke (the "Proposed Price"), and in respect of any such resales, Purchaser shall pay Seller a commission (the "Commission") in addition to the Contract Price equal to ***** dollars per Ton ($ ***** per Ton) resold, but not greater than the excess, if any, of the resale price per Ton over the Contract Price per Ton.

(2) If Seller's Proposed Price is unacceptable to Purchaser, then Purchaser may resell such Coke on its own account and pay Seller as the "Commission" an amount equal to

9

***** (*****) of the Commission that would have been payable to the Seller based upon the Proposed Price. Purchaser will use its reasonable good faith efforts to obtain a price that exceeds the Proposed Price.

(3) The Commission will be paid to Seller within five (5) Business Days of Purchaser's receipt of payment for such resold Coke.

(4) If Seller does not provide Purchaser with a Proposed Price within sixty (60) days of Purchaser's notice pursuant to Section 3.1(e)(1), then Purchaser may resell such Coke for its own account, and no Commission will be payable to Seller in respect of such resold Coke.

3.2 <u>Option to Purchase Available Excess Production</u>. Provided that Purchaser *uses* substantially all, but in no event less than ***** (*****) Tons of Minimum Coke Purchase Requirement Tonnage (or such lesser tonnage as actually produced by the Coke Plant) in any one Contract Year period (determined on a ratable basis during each Contract Year) for its No. 7 Blast Furnace or other facilities at its Indiana Harbor Works location, or such failure by Purchaser to use more than ***** (*****) Tons results solely from a Force Majeure event or planned furnace reline at Purchaser's No. 7 Blast Furnace pursuant to Section 11.2, then Purchaser may, at its option, purchase and accept from the Seller, for Purchaser's own use (and not for resale), and Seller shall sell and deliver to Purchaser, such additional quantities of Coke produced by the Coke Plant as may be available in excess of Purchaser's Minimum Coke Purchase Requirement for the relevant Contract Year period. The purchase price per Ton for any such available excess Coke shall be equal to the Contract Price determined without regard to Section 5.1(e) hereof, less a discount equal to ***** percent (***** %) *****

Seller will notify Purchaser in writing approximately six (6) months prior to the beginning of each calendar quarter, as to the quantity of additional Coke, if any, reasonably expected to be available during such calendar quarter. In order to establish its right to purchase any such available additional quantities of Coke, the Purchaser must deliver to Seller written notice of its commitment to purchase the identified available excess quantities of Coke on or before the thirtieth (30th) day following Seller's original notice to Purchaser. Delivery of such notice of commitment by the Purchaser shall be irrevocable and shall be binding on the Purchaser for all purposes of this Coke Purchase Agreement. If Seller does not receive Purchaser's notice of commitment to purchase within such thirty (30) day period, Purchaser shall be deemed to have declined its option to purchase the available additional quantities of Coke previously identified by Seller. Any Tonnages of Coke purchased by Purchaser pursuant to the provisions of this Section 3.2, regarding Purchaser's option to purchase excess production, shall not be counted towards those Tonnages of Coke needed to fulfill the Purchaser's

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Minimum Coke Purchase Requirement during any Contract Year period. In the event Purchaser declines additional or excess Coke pursuant to this Section 3.2 (or is not entitled to purchase such excess Coke), Seller shall be relieved of any obligation under this Coke Purchase Agreement to produce such additional or excess Coke.

In the event that Purchaser should resell to third parties ***** (*****) Tons or more of the Coke purchased under this Coke Purchase Agreement in any one Contract Year, Purchaser will have no option to purchase excess Coke produced at the Coke Plant during such Contract Year. Any excess Coke produced by the Coke Plant and not purchased by Purchaser for its own use pursuant to this Section 3.2 may be sold by Seller for its own account.

ARTICLE IV

Coke Quality

4.1 <u>Coke Quality Specifications</u>. All Coke purchased and sold under this Coke Purchase Agreement shall conform to the quality requirements set forth on Schedule 4.1 (the "Coke Quality Specifications"), based on Purchaser's laboratory analysis. If Purchaser's chemical analyses do not agree with Seller's chemical analyses, Purchaser and Seller will attempt to harmonize the discrepancies, to determine the actual quality of the Coke delivered, and/or to mutually agree on appropriate adjustments. If Purchaser and Seller are unable to agree as to the chemical quality of Coke delivered, both Seller's and Purchaser's laboratories will analyze mutually agreed upon, certified standard samples of the chemical quality parameter in dispute. Both laboratories will adjust their laboratory equipment and/or procedures to conform to the value of the certified standard sample.

4.2 <u>Adjustments to Specifications</u>. Seller and Purchaser each acknowledge that several of the Coke Quality Specifications are dependent upon the coal blend used at the Coke Plant. From time to time, seller and Purchaser shall jointly develop the blend of coals to be used at the Coke Plant and shall mutually agree upon any required or resulting changes to the Coke Quality Specifications. Seller shall not alter the coal blend without the prior written approval of Purchaser, which will not be unreasonably withheld or delayed. Seller shall give Purchaser prompt written confirmation of any changes in the coal blend.

4.3 <u>Conformance to Quality Specifications</u>. Conformance to Coke Quality Specifications will be determined based on samples taken and analyzed by Seller as follows:

Coke Quality Parameter	Measurement and Sample Frequency	Method of Analysis
*****	***** (*****) ***** (*****) *****	*****

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Coke Quality Parameter	Measurement and Sample Frequency	Method of Analysis
*****	***** (*****) *****	*****
*****	*****	*****
*****	***** (*****) *****	*****

4.4 <u>Quality Program</u>. Seller shall participate in Purchaser's Quality Conformance Program, which utilizes statistical process control methods. Seller's participation shall require the following:

(a) Seller shall furnish daily and weekly quality data directly to Purchaser.

(b) Seller shall have CSR and Stability tests performed in a manner consistent with procedures provided by Purchaser. Purchaser's Lab will be the control Lab.

(c) Seller shall furnish Purchaser a monthly quality report in Purchaser's designated format, an example of which is attached hereto as Schedule 4.4(c) and incorporated herein by this reference, by the tenth (10th) day of the following month. The format shall be reviewed on an annual basis.

(d) Whenever any delivery does not conform to the Coke Quality Specifications, Seller shall immediately furnish Purchaser with an off-spec report in Purchaser's-designated format, an example of which is attached hereto as Schedule 4.4(d) and incorporated herein by this reference, defining parameter, time, cause and corrective action.

(e) Seller will report analyses of Coke to Purchaser using Purchaser's SPP formats, examples of which are attached hereto as Schedule 4.4(e) and incorporated herein by this reference, and will modify such formats as necessary.

(f) Seller and Purchaser will exchange samples for round robin testing between labs on a monthly basis.

4.5 <u>Duality Committee</u>. Seller shall accommodate quality audits and customer/supplier meetings with Purchaser, which will be held as often as required and at least quarterly, during which appointed representatives of Seller and Purchaser shall review performance to Coke Quality Specifications, changes to Coke Quality Specifications and coal blends.

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4.6 <u>Right to Reject</u>. Purchaser, at its sole option, may reject any Coke that exceeds (higher or lower) one or more of the Reject Values specified in Schedule 4.1 attached hereto. Any such Coke will be considered unusable under the terms of this Agreement; provided, *however,* that:

(a) Purchaser shall be entitled to the benefit of the discount for Section 29 Tax Credits, if any, under Article V with respect to such rejected Coke to the extent such rejected Coke is sold by Seller to other than Purchaser and Seller replaces the rejected Coke with Coke not qualifying for the Credit Discount; and

(b) such rejected Coke will not be counted as satisfying Seller's minimum delivery requirements under Section 3.1, unless such rejected Coke is subsequently delivered to, and accepted by, Purchaser.

4.7 <u>Price Adjustments</u>. All Coke which does not meet one or more Coke Quality Specifications, and which is not rejected by Purchaser pursuant to Section 4.6, will be subject to price adjustments based on analyses performed in accordance with Section 4.3 of this Coke Purchase Agreement, calculated according to the formulas set forth in Schedule 4.7 hereto.

4.8 <u>Payment of Price Adjustments</u>.

(a) Price Adjustments (Except Alkali and Phosphorus). Seller will generate and transmit to Purchaser a monthly quality summary within fifteen (15) working days after the end of each month. The quality summary will show by day (delivery) the Tons at ***** % ***** . Any price adjustments associated with the individual deliveries will be calculated and a monthly total shown. Contemporaneously with the quality summary, Seller will invoice (debit or credit) Purchaser the amount of the price adjustments. Purchaser shall pay (debit or credit) any such quality price adjustments in immediately available funds on the first (1st) day of the month succeeding Seller's transmittal of the quality summary and invoice to Purchaser.

(b) Price Adjustments (Alkali and Phosphorus). The Alkali and Phosphorus analysis will be performed on a weekly basis and reported to Purchaser on a monthly basis as provided herein. No additional documents will be generated unless the Alkali and/or Phosphorus is in the Price Increase Range or Price Decrease Range. In the event that the Alkali and or Phosphorus is in the Price Increase Range or Price Decrease Range, Seller will generate an Off-Spec Quality Report within fifteen (15) working days after the end of each month showing the total Tons at ***** % moisture, the current price, Alkali/Phosphorus, and the total associated price adjustment. Contemporaneously with the Off-Spec Quality Report, Seller will invoice (debit or credit) Purchaser the amount of the related price

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adjustment. Purchaser shall pay (debit or credit) any such adjustment in immediately available funds on the first (1st) day of the month succeeding Seller's transmittal of such Off-Spec Quality Report and invoice to Purchaser.

4.9 <u>Coal Blend and Coal Supply Contracts</u>. Seller will purchase the coals to be included in any such coal blend at fair market value, and will procure at fair market value, such transportation and blending services as may be needed to deliver the blended coal to the Coke Plant. Seller shall not, without the prior consent of Purchaser, enter into any contracts with terms exceeding two (2) years for the supply of coals to be used in connection with the production of Coke at the Coke Plant. Such consent of Purchaser shall not be unreasonably withheld. Any of Seller's contracts (or other purchases) with or from its Affiliates for coal used in the production of Coke shall be on terms no less favorable to Seller than such terms would be had such contract or purchase been with an unrelated third-party supplier of coal.

ARTICLE V

Pricing

5.1 <u>Contract Price Formula</u>. The Parties agree to use their good faith, reasonable efforts to cause the Contract Price to be as low as commercially feasible. The Contract Price per Ton of Coke sold to Purchaser pursuant to the terms and provisions of this Coke Purchase Agreement shall be the sum of the following items:

(a) Coal Price Component: The actual cost incurred by Seller of purchasing the coal blends, together with any transportation, blending, and handling costs and the costs of any other services actually incurred by Seller as needed to deliver the blended coal to the Coke Plant. This Coal Price Component of the Contract Price will be calculated on a per Ton of coal charged to the oven basis. Coal to screened Coke yield standards as determined below will be used to convert coal price to coke cost:

(1) Seller and Purchaser agree to test the initial coal blend in the similar cokemaking facility owned by an Affiliate of, Seller to determine initial standards for coke quality and yield. This test will be run utilizing at least ***** (*****) coke ovens for a duration of at least seven (7) days; and

(2) As soon as practical, Seller will run control tests on the new ovens to determine final quality and yield standards for the initial blend. From time to time, Seller and Purchaser will run subsequent controlled tests and will mutually agree to change the standards as necessary. The testing procedure described in this subsection 5.1(a)(2) will be followed for any new coal blends.

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(b) Operating Cost Component: The operating cost per Ton of Coke produced by the Coke Plant, calculated as the sum of the following items:

(1) Budgeted Cost. No later than January 31, 1998, Seller shall establish a preliminary operating budget on a per Ton basis for the first year of the Initial Term, and such preliminary budget shall be revised during the third full month following Initial Full Production and such revised preliminary budget shall apply prospectively to periods following the third full month after Initial Full Production. No later than ninety (90) days prior to the end of each subsequent fiscal year, the Seller shall establish an annual budget on a per Ton basis for the Coke Plant, for the succeeding fiscal year (the "Annual Budget"), based on the following items:

(i) historical operations and maintenance history at similar cokemaking facilities operated by Affiliates of Seller; and

(ii) projected annual Coke production of 1.22 Million Tons at the Coke Plant.

(iii) labor expenses (which will not be inconsistent with market conditions and Purchaser's labor relations); and

(iv) other conditions specific to the Coke Plant.

The preliminary budget, and each Annual Budget will set forth estimates with respect to operating costs, capital expenditures and other similar matters. The preliminary budget and each Annual Budget, as the same may be amended, shall become effective upon the occurrence of the earlier of: (A) the approval in writing by the Purchaser, or (B) the lapse of thirty (30) business days following notice of such preliminary budget and each Annual Budget to Purchaser. Seller shall use its good faith commercially reasonable efforts to operate the Cake Plant within the preliminary budget and each Annual Budget, as adopted.

If, within thirty (30) business days following notice by Seller to Purchaser of the preliminary budget and each Annual Budget, the Purchaser notifies Seller in writing of Purchaser's disapproval of such preliminary budget and each proposed Annual Budget, the Parties shall, within ninety (90) days of Seller's receipt of Purchaser's written notice of disapproval, attempt to resolve their disagreements with respect to specific line item estimates set forth in the preliminary budget and each Annual Budget. Any disagreements that remain at the end of such ninety (90) day period shall be submitted to binding arbitration in accordance with the procedures established in Article XII hereof. Notwithstanding the foregoing, Seller shall continue to operate the Coke Plant, within the limitations set forth in the

15

preliminary budget and each Annual Budget for which a disagreement between Purchaser and Seller exists (pending resolution by the Parties or binding arbitration, as the case may be) during any such period. In the case of an extraordinary event or expenditure which was not reasonably foreseeable by Seller, Purchaser and Seller agree to negotiate in good faith to amend the budget to give effect to increased operating costs resulting from such event or expenditures.

Except for a quarter during which a Fire/Explosion Period occurs and during which Purchaser has requested a reduction in Coke Plant production, Purchaser shall receive on a quarterly basis a credit with respect to the Contract Price equal to ***** are less than the preliminary budget and each Annual Budget estimate for the relevant period. Except for a quarter during which a Fire/Explosion Period occurs and during which Purchaser has requested a reduction in Coke Plant production, Purchaser shall be charged on a quarterly basis an amount equal to ***** exceed the preliminary budget and each Annual Budget estimate for the relevant period.

In any quarter during which a Fire/Explosion Period occurs and during which Purchaser has requested a reduction in Coke Plant Production, Purchaser will be charged for *****. Seller will use good faith reasonable commercial efforts to minimize operating costs incurred during such period; and

(2) Governmental Impositions. Operating Costs shall include all Governmental Impositions which Seller is not reasonably able to mitigate plus actual costs incurred by the Seller in the course of such mitigation.

Any increase in the Coke Plant's operating cost per Ton as a result of the amendment or revision of any Coke Quality Specifications, will be paid by Purchaser as an adjustment to the Contract Price of the Coke sold under this Coke Purchase Agreement. Likewise, Purchaser will be entitled to an adjustment to the Contract Price of the Coke sold under this Coke Purchase Agreement in an amount equal to *****.

(c) Return on Capital Component: The projected cost per Ton will provide Seller with a ***** percent (***** %) after-tax return on the total Coke Plant capital cost (using internal rate of return method of calculation) (the "Total Coke Plant Capital Cost") and will be fixed for the term of this Coke Purchase Agreement. The Return on Capital Component will be computed based on a ***** percent (***** %) combined federal/state tax rate. The Parties agree to negotiate in good faith an adjustment to the assumed tax rate and corresponding change in the Return on Capital Component if a tax in lieu, in whole or in part, of an income tax is imposed.

During the period covered by the preliminary budget the Return on Capital Component will be determined by Seller's good faith estimate of Total Coke Plant Capital Cost. During the third full month of Initial Full Production the Final Return on Capital Component will be calculated using the Computer Model attached hereto as Schedule 5.1(c). The Tons of Coke sold in 1998 shall equal Seller's good faith projection of 1998 Tons sold as projected in the third full month following Initial Full Production. In the event of any additional capital expenditures required by applicable law or regulation, the Computer Model will be used to recalculate a new rate of return (over the remaining economically useful life of the Coke Plant) taking into account such additional capital expenditures.

(d) [Intentionally Omitted].

(e) Discount for Section 29 Tax Credits:

(1) In the event that:

(i) Coke produced by the Coke Plant and sold to parties unrelated to Seller qualifies for a tax credit under Section 29 of the Code, and an investor (together with its successors and assigns, the "Initial Investor") acquires an interest in Seller (such investment being the "Initial Investment"), the Contract Price per Ton of Coke delivered hereunder will be reduced during the Discount Period by the Credit Discount attributable to Coke produced by the Coke Plant from Qualified Ovens; *provided, however,* that the Credit Discount will not be attributable to Coke produced from Qualified Ovens in the Coke Plant in excess of 1.22 Million Tons during any twelve (12) month period commencing on or after Initial Full Production (pro-rated for shorter periods). Seller shall use its good faith efforts to obtain an Initial Investment and subsequent investments on commercially reasonable terms to Seller, GP and GP's Affiliates for transactions involving facilities, of this type and which takes into account the availability to the Initial Investor of tax benefits (including, without

17

limitation, credits available pursuant to Section 29 of the Code). The terms, conditions and pricing of such Initial Investment shall be structured by Seller, in its sole discretion, taking into account opportunities to minimize the Contract Price and amounts payable by Purchaser hereunder, Seller will consult with and keep Purchaser informed regarding the progress and proposed terms of the proposed Initial Investment and subsequent investments.

(2) "Discount Period" shall mean the period commencing on the date of the Initial Investment and ending on the Flip 1 Date.

(3) The "Credit Discount" shall mean the amount determined in accordance with Schedule 5.1(e) attached hereto and made a part hereof, but in no event exceeding ***** Dollars ($ *****) per Ton. For the period commencing on the date of the Initial Investment and ending with the end of the fifth full calendar month following the later of Initial Full Production or the date of the Initial Investment, a tentative discount will equal ***** Dollars ($ *****) per Ton, to be adjusted at the end of such period to reflect the actual Credit Discount, with an excess to be recovered by Seller by an increase in the Contract Price per Ton on the next issued invoice, plus interest at ***** basis points over the ninety (90) day U.S. Treasury bill, as quoted by the Wall Street Journal on the first business day of each month. Notwithstanding the foregoing, if the Initial Investment occurs on or before February 28, 1998, then during the period beginning on the date of the Initial Investment and ending on the earlier of June 30, 1998 or the date of Initial Full Production, the Credit Discount will be reduced by ***** Dollars ($ *****) per Ton.

If the dollar value of Section 29 Tax Credits that is allocable to the Initial Investor will be less than the dollar value of Section 29 Tax Credits that would have been allocable to the Initial Investor if such a reduction had not occurred, whether as result of a Change of Law, Phase-Out, Disallowance, or otherwise, or if a Proposed Adjustment is made that if sustained would result in such a reduction of Credits, then the Credit Discount attributable to future deliveries of Coke hereunder shall be reduced by an amount equal to the Credit Discount determined without regard to this sentence multiplied by the Disallowance Percentage (the "Disallowed Discount"). To the extent that it is subsequently determined that such reduction (other than a reduction due to a Proposed Adjustment) in the Credit Discount is not applicable, Seller shall pay Purchaser an amount equal to the Disallowed Discount attributable to such determination, plus interest at a rate equal to the ***** plus ***** basis points.

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Notwithstanding the foregoing, in the case of a Proposed Adjustment, an amount equal to the otherwise Disallowed Discount shall be deposited into the escrow account as described in Article IX. Upon the Final Determination regarding such Proposed Adjustment, Seller and Purchaser shall direct the Escrow Agent to disburse to Purchaser an amount attributable to the portion of the Proposed Adjustment not so sustained together with the Net Earnings thereon and the remainder to Seller together with the Net Earnings thereon.

The Credit Discount shall be reduced under this Section 5.1(e)(3) only in the case where the Initial Investor is protected from the loss or reduction in value of the Section 29 Tax Credits whether by means of a tax indemnity payment by GP, an extension of an Investor flip date or sharing phase or otherwise.

(4) On or before thirty days after the later of the date of the Initial Investment or the end of the third full month following Initial Full Production, Seller will compute the Credit Discount and provide Purchaser with written notice of the amount of the discount as well as a copy of the relevant calculation of the discount.

(5) In the event that:

(i) the Initial Investor or a new investor makes an investment in the Seller subsequent to the Initial Investment, whether by contribution or a purchase of a partnership interest; and

(ii) Coke produced by the Coke Plant and sold to parties unrelated to Seller continues to qualify for a credit under Section 29 of the Code,

Seller and Purchaser will negotiate a discount to the Contract Price per Ton in an amount and for a period consistent with the provisions of this subsection (e) and Schedule 5.1(e) hereto, as well as a related credit discount reduction and reimbursement provisions consistent with the provision of Section 5.1(e)(3) and (6) hereof.

During any period in which GP and Indiana Harbor Coke Corporation in the aggregate have an allocable share of Partnership revenue in excess of ***** percent (***** %), and an affiliated group filing a consolidated federal income tax return of which GP or Indiana Harbor Coke Corporation is a member, realizes an incremental cash tax benefit due to Section 29 Tax Credits attributable to the Coke Plant determined by comparing the consolidated cash tax liability due with and without its allocable share of the Section 29 Tax Credits attributable to the Coke Plant, Seller and Purchaser agree to negotiate in good faith a

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discount to the Contract Price reflecting an equal sharing of such incremental benefit, to be adjusted as such consolidated tax liability is adjusted by audit, appeal, and court decision and which will include a provision whereby the independent accountants for the affiliated group including such partners will certify to Purchaser, based upon the tax returns actually filed by such group, the actual incremental cash tax benefits received by such group, and will not provide for audits by such accountants of Purchaser.

(6)

(i) If there is any loss, Disallowance or reduction in the dollar value of Section 29 Tax Credits with respect to Coke production previously allocated to the Initial Investor, then Purchaser shall repay the Credit Discount to Seller in an amount equal to the Credit Discount claimed by Purchaser during the period to which the loss, Disallowance or reduction in value relates, multiplied by the Disallowance Percentage times the Tax Rate Adjustment Factor, plus interest computed on the amount of the Credit Discount to be refunded before adjustment by the Tax Rate Adjustment Factor, from the date that Purchaser received the Credit Discount to the date of repayment at the rate provided in (ii) below (the "Credit Discount Reimbursement"); provided, however, that Purchaser shall not be required to make any payment with respect to any Disallowance of Section 29 Tax Credits being contested by GP or the Initial Investor prior to a Final Determination of such proposed adjustment, provided, further that the Credit Discount Reimbursement shall be made only in the case where the Investor is protected from the loss, Disallowance or reduction in dollar value of Section 29 Tax Credits whether by means of a tax indemnity payment by GP, an extension of an Investor flip date or sharing phase or otherwise

(ii) In the event that GP is required to make a payment to the Initial Investor pursuant to the GP Indemnity Agreement relating to any loss, Disallowance or reduction in the dollar value of Section 29 Tax Credits, the applicable interest rate shall be the underpayment rate for large corporate underpayments as provided in section 6621(c) of the Code or its equivalent. If GP is not required to make such a payment to the Initial Investor and the loss, Disallowance or reduction in the dollar value of the Section 29 Tax Credits is equal to or greater than ***** percent (***** %) of the

20

aggregate Section 29 Credits that would have been allocable to the Initial Investor without regard to such loss, Disallowance or reduction, the applicable interest rate shall be equal to the Investor's Percentage Return in the Computer Model. In all other cases the applicable interest rate shall equal the ***** plus ***** basis points.

(iii) In the event that either the IRS proposes in writing an adjustment to any Partnership item of income, deduction or credit or GP receives notice from the Initial Investor that it has received a notice in writing from the IRS of an adjustment, that, if agreed to by the Partnership or the Initial Investor, would result in a Credit Discount Reimbursement by Purchaser pursuant to this Agreement, Seller shall promptly notify Purchaser in writing of such proposed adjustment and of any action taken or proposed to be taken by the IRS with respect thereto. Purchaser will cooperate with GP and the Initial Investor in the contest of such item. In the event that the proposed adjustment is to be contested by the tax matters partner of the Partnership, Purchaser shall have the right to retain counsel, at its expense, to advise it with respect to the proposed adjustment, and GP shall keep Purchaser and its counsel informed as to the progress of such contest, give Purchaser and its counsel the opportunity to review and comment in advance on written submissions, filings and proposed settlements that relate to such proposed adjustment, and consider in good faith any suggestions made by Purchaser or its counsel. Likewise, in the event that the proposed adjustment is to be contested by the Investor, Purchaser shall have the right to retain counsel, at its expense, to advise it with respect to the proposed adjustment, and GP shall, to the extent not inconsistent with the rights GP has from the Investor, keep Purchaser and its counsel informed as to the progress of such contest, give Purchaser and its counsel the opportunity to review and comment to GP in advance on written submissions, filings and proposed settlements that relate to such proposed adjustment, and consider in good faith any suggestions made by Purchaser or its counsel. GP agrees to administratively contest any adjustment proposed in a partnership proceeding that, if sustained, would result in a Credit Discount Reimbursement and agrees to litigate such proposed disallowance (the particular court chosen being at the discretion of the GP) to the extent it cannot be administratively settled on

21

reasonable terms, unless the GP receives a reasoned opinion of recognized outside tax counsel of Seller that there does not exist a reasonable possibility of success with respect to such matter. GP also agrees to appeal any adverse court decision unless Seller delivers to Purchaser a written reasoned opinion of recognized outside tax counsel of Seller to the effect that it is more likely than not that the appeal will not be successful. Purchaser shall reimburse Seller an amount equal to ***** including, without limitation, reasonable legal, witness and accounting fees and expenses, and in the case of proceedings before the Court of Federal Claims or Federal District Court, the amount of tax for which refund is claimed, any deposit related to such proceedings and any applicable interest, and in the case of appeal of a Tax Court decision, the cost of any bond filed pursuant to section 7485 of the Code or similar expense, payable within twenty (20) Business Days of invoice including a detailed description of the amount set forth in the invoice. , To the extent that such proceedings are resolved unfavorably to the IRS, Seller shall repay to Purchaser such amount of tax, deposit, bond, or similar item, together with any interest received with respect thereto. In no event shall Purchaser's ultimate liability for interest under Section 5.1(e)(6) hereunder, but without regard to interest payable at the Overdue Rate, exceed that stated in Section 5.1(e)(6)(ii), with reconciliation and any payment due as a result thereof by Seller to Purchaser to be made within twenty (20) Business Days of the Final Determination of a proposed adjustment. Notwithstanding the foregoing, the GP may settle any disallowance or terminate any proceedings described in this paragraph in good faith, or consent thereto in good faith where the proposed adjustment is contested by the Initial Investor.

(iv) During any period in which Purchaser is in default of its obligations under subparagraph 5.1(e)(6)(i) above for more than thirty (30) days, Purchaser shall deposit the entire amount of any applicable Credit Discount to the escrow account established pursuant to the provisions of Article IX hereof, and the amount thereof shall be deposited with Escrow Agent pursuant to the Escrow established under Article IX hereof, until Purchaser ceases to be in default of such obligations under

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subparagraph 6(i), whereupon the Escrow Agent, upon direction by Seller and Purchaser, shall disburse such amount, together with the Net Earnings thereon to Purchaser.

(v) Payments required by Section 5.1(e)(6) shall be made by electronic bank transfer in immediately available funds in accordance with instructions provided by Seller, and shall be made within ten business days of Seller's notice to Purchaser of its liability hereunder. Seller's notice of payment due under this subsection will include an explanation of the events resulting in Purchaser's obligation hereunder and a reasonably detailed computation of the amount of such obligation. Late payments will be subject to interest at the Overdue Rate.

(f) <u>Certain Revenues</u>. As part of the monthly billing and invoicing procedures described herein in Article VII, during the term of this Coke Purchase Agreement, operating costs for any one month period will be credited with the amount of *****.

5.2 <u>Intention of the Parties</u>. Unless otherwise specifically provided for in this Coke Purchase Agreement, the Parties acknowledge that it is their intention that Purchaser shall have the benefit of the Credit Discount for the number of Tons of Coke purchased by the Purchaser but not exceeding the lesser of:

(a) 1.22 Million Tons;

(b) or the number of Tons of Coke produced by the Coke Plant per Contract Year.

Notwithstanding any other provision of this Coke Purchase Agreement, the intention of the Parties as stated herein shall be given effect hereunder.

ARTICLE VI

Delivery and Shipment

6.1 <u>Equal Daily Deliveries</u>. Deliveries of Coke supplied under this Coke Purchase Agreement shall be in approximately equal daily increments during the relevant Contract Year period. It is expressly understood and agreed that the Coke delivered under this Coke Purchase Agreement will, pursuant to Purchaser's designation, be delivered to the conveyor belting leading to Purchaser's No. 7 Blast Furnace, into

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railcars for subsequent delivery to Purchaser, at Purchaser's instruction in accordance with Article VIII hereof into a stockpile, or, at Purchaser's cost, to any other location designated by Purchaser.

6.2 <u>Weights</u>. All deliveries of Coke from the Coke Plant will be weighed by Seller's belt scales. These weights shall govern and shall be used by Seller in invoicing the Coke delivered hereunder from the Coke Plant. Such scales shall be properly inspected and certified at intervals of not more than six (6) months. Following each inspection, a certification or record of certification shall be promptly forwarded to Purchaser, with a copy to Seller.

6.3 <u>Title and Risk of Loss</u>. Title and all risk of loss, damage or destruction with respect to the Coke sold hereunder will pass to Purchaser when such Coke has been delivered in accordance with Section 6.1 of this Coke Purchase Agreement.

ARTICLE VII

Billing and Payment

7.1 <u>Payment Terms and Invoicing</u>.

(a) From the date of this Agreement until December 31, 2007, on the fifteenth (15th) day of each month, Seller shall transmit to Purchaser a provisional invoice on a monthly basis for the amount due for the quantity of Coke purchased by the Purchaser during the immediately preceding month and such amount shall be due and payable in immediately available funds on the first business day of the month following the month during which such provisional invoice is transmitted to Purchaser. Final adjustments to the provisional invoice will be made on a final invoice delivered to Purchaser contemporaneously with the next month's provisional invoice. Positive adjustments (in favor of Purchaser) will be credited to Purchaser's account and deducted from any amount due on the current provisional invoice. Negative adjustments (in favor of the Seller) will be payable in immediately available funds on the first business day of the month following the month in which such final adjustments have been transmitted to Purchaser.

(b) On and after January 1, 2008, on the fifteenth (15th) day of each month, Seller shall transmit to Purchaser a provisional invoice on a monthly basis for the amount due for the quantity of Coke purchased by the Purchaser during such month and such amount shall be due and payable in immediately available funds on the last business day of the month during which such provisional invoice is transmitted to Purchaser. Final adjustments to the provisional invoice will be made on a final invoice delivered to Purchaser contemporaneously with the next month's provisional invoice. Positive

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adjustments (in favor of the Seller) will be payable in immediately available funds on the last business day of the month during which such final adjustments have been transmitted to Purchaser.

(c) All invoices shall be mailed to the following billing address for Purchaser:

Inland Steel Accounts Payable

P.O. Box 261249

Plano, TX 75026-1249

FAX: (972) 605-0122

Confirm: (972) 605-0113

with a copy to Inland Steel Company at the address for notices to Purchaser as set forth in the Notices provisions of Section 15.1 hereof. Interest shall accrue at the rate of prime plus ***** percent (***** %) as quoted by Chase Manhattan Bank, New York (the "Overdue Rate") on any amounts payable by the Purchaser to the Seller pursuant to this Section 7.1 from the date such amount is determined to have been due through but excluding the date on which payment of such amount is made. Should Purchaser fail to take the Minimum Coke Purchase Requirement for any monthly period, Purchaser shall nonetheless be obligated to pay the Contract Price for Purchaser's Minimum Coke Purchase Requirement for such monthly period.

7.2 <u>No Set-Off</u>. Unless an Event of Default on the part of the Seller is continuing, the payment by the Purchaser of amounts due under this Agreement shall not be subject to any defense, counterclaim, recoupment, right of setoff or other condition of any nature whatsoever.

ARTICLE VIII

Stockpiled Coke

8.1 <u>Stockpiled Coke</u>. In the event Purchaser is prevented from accepting shipments of Coke which it has purchased under this Coke Purchase Agreement, Purchaser shall have the right, upon eight (8) hours prior notice to Seller, to instruct Seller to stockpile the Coke at the Coke Plant (the "Stockpiled Coke") as a result of general business conditions or other factors. Stockpiled Coke shall be rescreened and Purchaser and Seller shall cooperate in scheduling the shipment of Stockpiled Coke and production Coke in order to reduce the volume of Stockpiled Coke in an orderly manner throughout the term of this Coke Purchase Agreement. With respect to Stockpiled Coke, Purchaser will pay the Contract Price for such Coke as though the Coke had been delivered to Purchaser for that month. Purchaser shall reimburse Seller for the actual costs incurred by Seller

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in connection with the handling of such Coke. The Parties hereby acknowledge and expect that some amount of Stockpiled Coke will be lost as a matter of course, incidental to handling and transportation. Any such loss of Stockpiled Coke will be borne by the Purchaser. In reclaiming Stockpiled Coke, it is understood that there will be no guarantee of the specification regarding moisture. Additionally, if such Stockpiled Coke is blended with freshly produced Coke, there will **be no** guarantee of the specification regarding moisture.

ARTICLE IX

Escrow Account for Credit Discount

9.1 <u>Establishment of Escrow Account</u>. Pursuant to the terms and provisions of this Coke Purchase Agreement, Purchaser is entitled to receive from Seller the Credit Discount described more particularly in Section 5.1(e) hereof. In order to induce Seller to enter into this Coke Purchase Agreement and as further security for the obligations of Purchaser under Section 5.1(e)(6) hereof, Purchaser hereby agrees that it will tender payment to Seller in the amounts invoiced pursuant to Article VII of this Coke Purchase Agreement, such invoiced amounts to be calculated using the methodology set forth in Article V giving effect to the provisions of Section 5.1(e) thereof regarding the Credit Discount.

During the first five (5) calendar years following the availability of any Credit Discount, Purchaser will deposit an amount equal to ***** percent (***** %) of the applicable Credit Discount, if any, into an escrow account established and maintained with a financial institution that performs such services on a routine basis and is mutually acceptable to both Parties (the "Escrow Agent"). The Purchaser and Seller shall pay equally all costs and fees in regard to this escrow,

9.2 <u>Purchaser's Failure to Reimburse/Indemnify Seller</u>. The Escrow Agent shall hold the escrowed funds in part as security for the performance by Purchaser of its obligations to pay Seller any Credit Discount Reimbursement or other sums pursuant to Section 5.1(e)(6).

In the event of any failure of Purchaser to perform with regard to its obligations to reimburse or otherwise indemnify Seller pursuant to Section 5.1(e)(6) hereof the Escrow Agent, upon receipt of appropriate written instructions pursuant to the Escrow Agreement, shall transfer to Seller the amount specified in such written instructions. To the extent that any escrow account balance is left following release of such amount to Seller, that balance shall remain in the escrow account. If the funds in the escrow account are insufficient to cover the Purchaser's liability with regard to such reimbursement or indemnification obligation, then Purchaser will remain liable to Seller for any deficiency.

9.3 <u>Release of Escrow</u>. In the absence of any failure of Purchaser to perform with regard to its obligations to reimburse or otherwise indemnify Seller pursuant to Section 5.1(e)(6) hereof, and upon the first to

occur of any of the following events, the escrow shall be released, and the Parties shall direct the Escrow Agent to transfer to the Purchaser, all the principal amounts previously deposited into the escrow account under Section 9.1 hereof, together with all Net Earnings accrued thereon from the time of deposit:

(a) five (5) years from the date the Partnership's federal tax return is filed for the taxable year in which the Initial Investment is made (the "Designated Year");

(b) issuance of an examination report for the Designated Year;

(c) executed Form 870-P (Agreement to Assessment and Collection of Deficiency and Tax for Partnership Adjustments) for the Designated Year;

(d) issuance of a Notice of Final Partnership Administrative Adjustment for the Designated Year; or

(e) expiration of the statute of limitations for assessments for the Partnership for the Designated Year.

Notwithstanding the foregoing, escrowed amounts will not be released to the extent that a Proposed Adjustment has been made for any Partnership taxable year that, if sustained, would result in a reduction in the dollar value of Section 29 Tax Credits that otherwise was allocated to the Initial Investor which reduction would give rise to a reduction in the amount of the Credit Discount or a deposit to the escrow account pursuant to Section 5.1(e) hereof.

To the extent that such a Proposed Adjustment is not sustained in a Final Determination, escrowed funds will be released provided that if there is an outstanding Proposed Adjustment for any Partnership taxable year that, if sustained, would result in a reduction in the dollar value of Section 29 Tax Credits that otherwise was allocated to the Initial Investor, escrowed funds will be retained in the escrow sufficient to cover Purchaser's obligations hereunder with respect to such outstanding Proposed Adjustment.

9.4 Escrow Agreement. The Parties agree that any escrow account created in accordance with Section 9.1 hereof shall be established with, and managed by, the Escrow Agent, pursuant to an Escrow Agreement in form and content substantially similar to that attached hereto as Exhibit C.

ARTICLE X

Events of Default

Each of the events described in Sections 10.1 through 10.4 (whether voluntary or involuntary or brought about or effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall be an event of default ("Event of Default") under this Coke Purchase Agreement:

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10.1 <u>Purchaser's Failure to Take or Pay</u>. With respect to Purchaser, the failure of Purchaser to:

(a) make any payment required of Purchaser under this Coke Purchase Agreement; or

(b) take or otherwise physically accept delivery of Coke in accordance with this Coke Purchase Agreement, which failure is not cured or remedied within five (5) days of written notice of same given by Seller; *provided, however,* that any failure of Purchaser described by this Section 10.1 shall not constitute an Event of Default if:

(1) Purchaser has instituted corrective action within such five (5) day period that is reasonably likely to produce a cure or remedy of such failure; and

(2) Purchaser diligently pursues such action until such failure is corrected, cured or remedied, but in all events not more than thirty (30) days from the date of the written notice of such failure.

10.2 <u>Seller's Failure to Deliver</u>. With respect to Seller, the unexcused failure of Seller to deliver Coke in accordance with this Coke Purchase Agreement, which failure has not been corrected, cured, or remedied within five (5) days after written notice of such failure has been received by Seller; *provided, however,* that any failure of Seller described by this Section 10.2 shall not constitute an Event of Default if

(a) Seller has instituted corrective action acceptable to Purchaser within such five (5) day period that is reasonably likely to produce a cure or remedy of such failure; and

(b) Seller diligently pursues such action until such failure is corrected, cured or remedied, but in all events not more than thirty (30) days from the date of the written notice of such failure.

10.3 Insolvency or Bankruptcy of Purchaser or Seller. If the Purchaser or Seller shall:apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property;

(b) make a general assignment for the benefit of its creditors;

(c) commence a voluntary case under the Bankruptcy Code (as now or hereafter in effect);

(d) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts;

(e) take any action for the purpose of effecting any of the foregoing; or

(f) be a party in a proceeding or case shall be commenced against Purchaser or Seller, as the case may be, without the application or consent of the Purchaser or Seller, as the case may be, in any court of competent jurisdiction, seeking:

(1) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

(2) the appointment of a trustees receiver, custodian, liquidator or the like of Seller or Purchaser, as the case may be, of all or any substantial part of its assets; or

(3) similar relief in respect of the Purchaser under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts,

and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against Seller or Purchaser, as the case may be, shall be entered in an involuntary case under the Bankruptcy Code; or

10.4 <u>Failure to Perform Covenants, Etc</u>. With respect to either Party, any breach in the due performance or observance of, or compliance with, any other agreement, covenant or provision hereof, which breach has not been corrected, cured or remedied within sixty (60) days after written notice of such breach has been given to the breaching Party by the non-breaching Party.

10.5 <u>Termination for Breach</u>. Except as otherwise provided herein, upon the occurrence of any Event of Default, that remains uncured or uncorrected and unremedied for the respective periods described in Sections 10.1 through 10.4 hereof, this Coke Purchase Agreement may be terminated at the option of the non-defaulting Party immediately upon the giving of written notice of termination to the Party in default. The ability of the non-breaching Party to terminate this Coke Purchase Agreement will be in addition to any other remedies such Party may otherwise be allowed by law, or under this Coke Purchase Agreement. No such termination shall release either Party from any obligations that may have accrued with respect to this Coke Purchase Contract prior to such termination.

ARTICLE XI

Force Majeure

11.1 <u>Force Majeure</u>. Neither Party will be responsible for any failure to perform, caused in whole or in part by unforeseeable causes beyond the control and without the fault or negligence of the Party affected thereby, including: acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, labor disputes, labor or material shortages, floods, interruptions to transportation, embargoes, acts of military authorities, or other causes of a similar nature which wholly or partly prevent the production, delivery or transportation of Coke by the Seller, or the receiving, accepting and/or utilizing of the Coke by the Purchaser. The Party so prevented from complying will give prompt written notice to the other Party of the nature and probable duration of such

Force Majeure, and of the extent of its affects on such party's performance hereunder; *provided, however,* that equipment failures of any kind caused primarily as a result of ordinary wear and tear or routine use over an extended period shall not be deemed an event of Force Majeure for purposes of this Coke Purchase Agreement.

Each Party will, in the event it experiences a force majeure event, make all reasonable efforts to remove such disability as soon as possible (except for labor disputes which will be solely within said Party's discretion), and once the disability is removed this Coke Purchase Agreement will be reinstated. During any period of Force Majeure related to Purchaser's No. 7 Blast Furnace at its Indiana Harbor Works facility, Purchaser will use Coke from Seller's Coke Plant to fulfill Purchaser's Coke requirements to supply its other Indiana Harbor Works blast furnaces, before using any other source of coke. During any period of Force Majeure relating to Seller's Coke Plant, all production of Coke from the Coke Plant, up to Purchaser's maximum take or pay obligation, will be supplied to Purchaser before any Coke from Seller's Coke Plant may be sold to third parties.

11.2 <u>Special Excuse for Nonperformance by Purchaser</u>. Purchaser's obligation to purchase the Coke produced by the Coke Plant will be further qualified by the need, during the term of this Coke Purchase Agreement, to reline Purchaser's No. 7 Blast Furnace. In order to be entitled to claim the benefit of this Section 11.2, Purchaser must furnish written notice to Seller at least one (1) year in advance of any contemplated relining of Purchaser's Blast Furnace No. 7, and such written notice must specify the probable duration of such relining. During the period necessary to complete the relining of Purchaser's Blast Furnace No. 7, it being understood that such period shall in no event exceed five (5) months, Purchaser will use its best efforts to utilize the Coke produced by the Coke Plant in Purchaser's other blast furnaces. At least two weeks prior to the completion of any relining of Purchaser's No. 7 Blast Furnace, Purchaser shall notify Seller in writing as to Purchaser's intended date of restart of operations at its No. 7 Blast Furnace, *so* that this Coke Purchase Agreement may be reinstated at the appropriate time. Purchaser will promptly inform Seller in writing in the event of any changes reasonably likely to delay Purchaser's intended date of restart of operations at its No. 7 Blast Furnace by more than five (5) days.

11.3 <u>Major Fire or Explosion</u>. Immediately following any major fire or explosion that Purchaser reasonably believes will render it wholly incapable of receiving, accepting and/or utilizing Coke at Purchaser's No. 7 Blast Furnace for a period of at least thirty (30) days duration, Purchaser will furnish Seller with a written notice containing a description of such fire or explosion, together with Purchaser's reasonable good faith estimate of the duration of its inability to accept or utilize Coke at Purchaser's No. 7 Blast Furnace. In such

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written notice to Seller, Purchaser may elect to reduce the Minimum Coke Purchase Requirement by up to one-third (1/3) during the period that Purchaser is wholly incapable of receiving, accepting and/or utilizing Coke at Purchaser's No. 7 Blast Furnace and the additional period referred to in Section 11.3(e) (these two periods together being the "Fire/Explosion Period"). During the Fire/Explosion Period:

(a) Production of Coke from the Coke Plant shall be set at a level to include:

(1) the reduced Minimum Purchase Requirement requested by Purchaser pursuant to this Section 11.3;

(2) Seller's pre-existing sales contract amounts;

(3) additional amounts requested by Seller, to the extent such additional amounts are approved by Purchaser;

(b) Purchaser will accept delivery of the reduced Tonnages of Coke it has agreed to take during the Fire/Explosion Period and Purchaser may elect to have Seller resell such purchased Coke to others on Purchaser's behalf in accordance with Section 3.1(e) of this Agreement;

(c) Purchaser will pay to Seller an amount equal to the product of the Return on Capital Component of the Contract Price, multiplied by the difference between: the Minimum Coke Purchase Requirement (calculated on a daily basis and unadjusted by this Section l.3) and the actual level of Coke Plant production during the Fire/Explosion Period;

(d) Purchaser will continue to receive any Credit Discount available with regard to the Tonnages of Coke actually purchased and accepted by Purchaser under this Section 11.3; and

(e) Purchaser shall notify Seller in writing as to Purchaser's intended date of restart of operations at its No. 7 Blast Furnace and, at Purchaser's election, Purchaser may continue to take Coke at the reduced level for so long as is necessary for Purchaser to utilize stockpiles of Coke accumulated solely as a result of any major fire or explosion described by this Section 11.3. During any such period of continued reduced taking of Coke by Purchaser, Seller will continue to collect from Purchaser the amount described by Section 11.3(c).

ARTICLE XII

Arbitration

12.1 Interpretation and Dispute Resolution.

(a) Any claim or controversy between the parties hereto arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in Chicago pursuant to the terms of the

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United States Arbitration Act, or failing federal jurisdiction, the law of the State of Illinois excluding choice of law rules;

(b) The Parties shall attempt to agree on the selection of an arbitrator within forty-five (45) days from receipt of notice of intent to arbitrate. If the Parties cannot agree on an arbitrator then either Party may move to have the arbitrator appointed by the United States District Court for the Northern District of Illinois or, failing federal jurisdiction, by the Circuit Court of Cook County. Time shall be of the essence in nomination of the arbitrator.

(c) The arbitration award by the arbitrator shall be final and binding, and may include costs, including reasonable attorney's fees. The Parties hereby submit themselves to the jurisdiction of the United States District Court for the Northern District of Illinois and the Circuit Court of Cook County for all matters relating to any arbitration hereunder. These Courts as well as any other court of competent jurisdiction, shall have jurisdiction with respect to the enforcement of any arbitrable award and all other matters relating to any arbitration hereunder.

(d) Any arbitration hereunder shall be conducted in accordance with the rules of the American Arbitration Association, unless otherwise agreed by the Parties hereto.

(e) Upon settlement of a dispute or arbitration award, if it is determined that an amount is due from one Party to the other, then such amount will promptly be paid to the Party to whom it is due in addition to interest on any such amount accrued form the date such amount is determined to have been due through but excluding the date on which payment of such amount is made, at the Overdue Rate, as of the date such amount is determined to have been due.

ARTICLE XIII

Warranties

13. <u>Title</u>. Seller warrants that at the time of delivery of the Coke, Seller shall have good title and full right and authority to transfer such Coke to Purchaser and that the title conveyed shall be good and its transfer shall be rightful and that such Coke shall be delivered free from any security interest or other lien or encumbrance

13.1 <u>Quality</u>. Seller warrants that the Coke purchased by Purchaser hereunder shall conform to the coke quality specifications set forth in Schedule 4.1.

13.2 <u>Limitation of Warranties</u>. THE FOREGOING WARRANTIES IN THIS ARTICLE XIII ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR IMPLIED OR IN FACT OR IN LAW, AND WHETHER BASED ON STATUTE,

CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND DISCLAIMED. WITH RESPECT TO THE COKE, PURCHASER'S EXCLUSIVE REMEDY FOR BREACH OF THE WARRANTIES SHALL BE LIMITED TO A REFUND OF THE PURCHASE PRICE OR REPLACEMENT OF ALL NONCONFORMING COKE SHOWN TO BE OTHERWISE THAN AS WARRANTED OR DEFICIENT IN QUALITY.

13.3 <u>Suitability</u>. The determination of suitability of the Coke for the use contemplated by Purchaser is the sole responsibility of the Purchaser, and Seller shall have no responsibility in connection therewith.

ARTICLE XIV

Conditions Precedent; Early Termination

14.1 <u>Conditions Precedent</u>. The respective obligations of each of the Purchaser and the Seller under this Coke Purchase Agreement are subject to the satisfaction of the following conditions (any or all of which may be waived, subject to applicable law) on or before November 12, 1996:

(a) All appropriate action, corporate and otherwise, necessary to authorize and approve the transactions contemplated by this Coke Purchase Agreement shall have been taken by each Party and/or such Party's parent corporation, and each Party hereby represents that none of the actions contemplated by the Coke Purchase Agreement will violate the relevant provisions of such Party's charter documents, bylaws, or any resolutions of such Party's board of directors.

(b) The Parties shall have performed in all material respects all obligations contained in this Coke Purchase Agreement to be performed or complied with by each of the Parties respectively prior to execution hereof.

(c) No federal or state court of competent jurisdiction or any governmental authority or agency shall have enacted or issued a law, rule, regulation, order, decree or ruling, or taken any other action which, in the reasonable opinion of respective counsel to each Party, restrains, enjoins or otherwise prohibits any of the actions contemplated hereby.

(d) a Site Lease, by and between Purchaser and Seller pertaining to the real property on which the Coke Plant will be located containing provisions requiring Seller's leasehold interest to convert to a fee simple ownership in the event of an uncured Event of Default, with appropriate terms permitting Purchaser to repurchase the such real property in the event that Seller should subsequently abandon the Coke Plant;

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(e) an Environmental Indemnity Agreement, in form and substance mutually acceptable to the parties by and among Seller, Purchaser and Cokenergy;

(f) a Cooperation Agreement, in form and substance mutually acceptable to the parties by and among Purchaser, Seller and Cokenergy;

(g) a Confidentiality Agreement, in form and substance mutually acceptable to the parties by and among Purchaser, Seller and Cokenergy;

(h) a Guaranty Agreement from Inland Steel Industries, in substantially the form attached hereto as Exhibit A-1 and a Guaranty Agreement from Sun Company, Inc. in the form attached hereto as Exhibit A-2;

(i) a Guaranty Agreement from Elk River Resources, Inc. in substantially the form attached hereto as Exhibit B;

(j) a letter agreement between Seller and Purchaser relating to the provision of certain non-management employees of Purchaser to Seller;

(k) Schedules 4.4 (c), (d) and (e);

(l) The following agreements, contracts or letters of understanding shall be executed and delivered prior to or contemporaneously with this Coke Purchase Agreement:

(1) an Access, Operating and Fuel Supply and Processing Agreement by and between Seller and Cokenergy, Inc., an Indiana corporation, pertaining to the operation of an energy facility to be constructed adjacent to the Coke Plant;

(2) an Engineering, Procurement and Construction Contract between Seller, and Raytheon Engineers & Constructors, Inc., a Delaware corporation ("Raytheon"), for the construction of the Coke Plant;

(3) a Tolling Agreement between Purchaser and Cokenergy;

14.2 <u>Mutual Undertakings</u>. Each Party agrees to use its best efforts to negotiate, execute and deliver, or to cause to be executed and delivered, the agreements and instruments listed herein in Sections 14.1 (a) through (1) on or prior to November 12, 1996.

14.3 <u>Early Termination</u>. The Parties each hereby acknowledge that Seller is proceeding on an interim basis specifically to pursue the site work necessary to evaluate the deep dynamic compaction technique for construction of the Coke Plant. The Parties do not anticipate that the testing necessary to such an evaluation will be completed prior to November 12, 1996. In the event that either Purchaser or Seller determines that it is no longer feasible to proceed with the construction of the Coke Plant, or in the event that

(a) any condition set forth in Sections 14.1 (a) through (1) has not been satisfied;

(b) either Purchaser or Cokenergy shall exercise their rights to terminate their Tolling Agreement on or before November 12, 1996;

(c) either Seller or Raytheon shall exercise their rights to terminate their Engineering, Procurement and Construction Contract on or before November 12, 1996, or

(d) either Seller or Cokenergy shall exercise their rights to terminate their Access, Operating and Fuel Supply and Processing Agreement, on or before November 12, 1996,

then either Party, upon prior notification to the other Party, may terminate this Coke Purchase Agreement on or before November 12, 1996, without any further obligation to such other Party; *provided, however,* that Purchaser will promptly reimburse Seller for any and all costs and fees actually incurred by Seller on or before November 12, 1996 (including, but not limited to, scheduled payments made pursuant to any agreement for the construction of the Coke Plant, cancellation fees, and/or payments made to vendors for construction materials and otherwise) in excess of ***** Dollars ($ *****); *further, provided,* Seller shall pay ***** (*****) and Purchaser shall pay ***** (*****) of such costs and fees up to an aggregate amount of ***** Dollars ($ *****), all of the foregoing in this subsection (d) being capped at $ ***** .

14.4 <u>Environmental Permit</u>. In the event that the Indiana Department of Environmental Management shall not have issued the relevant permit or permits on or before December 30, 1996 necessary for the construction and/or operation of each of:

(a) the Coke Plant, and

(b) any facility constructed by Cokenergy in connection with the obligations of Cokenergy under that certain Tolling Agreement, dated of even date herewith, between Purchaser and Cokenergy, on terms and conditions satisfactory to Seller, or Purchaser shall have determined in its discretion that such permit or permits will not be issued by December 30, 1996 and notified Seller thereof in writing; then neither Seller nor Purchaser shall have any further obligation under this Coke Purchase Agreement, this Coke Purchase Agreement shall terminate and be of no further force and effect, and Purchaser will promptly reimburse Seller for any and all costs and fees actually incurred by Seller on or before the date of such termination; it being understood that if this Coke Purchase Agreement is terminated pursuant to this Section 14.4 after November 12, 1996 and on or before December 20, 1996, the amount due Seller by Purchaser will be $ ***** ; if this Coke Purchase Agreement is terminated pursuant to this Section 4.4 after December 20, 1996, the amount due Seller by Purchaser shall be equal to the amount necessary for Seller to fulfill its obligation to reimburse Raytheon for the following:

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(1) all work performed by Raytheon on or before December 30, 1996, pursuant to its Engineering, Procurement and Construction Contract with Seller;

(2) cancellation fees payable by Raytheon to vendors as a result of the termination of the Engineering, Procurement and Construction Contract after December 20, 1996 and on or before December 30, 1996; and

(3) a management fee equal to ***** percent (***** %) of the sum of the amounts in (1) and (2) above.

On or before November 12, 1996, Seller will provide Purchaser with the calculation of such amount.

ARTICLE XV

Miscellaneous

15.1 <u>No Violation; Collective Bargaining Agreements</u>. Purchaser and Seller each warrant that this Coke Purchase Agreement *is* not inconsistent with any existing respective legal or contractual obligations of such Party, Purchaser or Seller including, without limitation, any court orders, administrative agency orders or arbitration awards, any agreements between such Party and that Party's employees or third parties, including any collective bargaining agreement(s) by which such Party may be bound. Purchaser and Seller each expressly represent and warrant that it is not a responsible party to any collective bargaining agreement that would, if complied with by it or if sought to be enforced by another party, prevent Seller from realizing the benefits of this Coke Purchase Agreement or prevent Seller from exercising operational control of the Coke Plant to the fullest extent possible under the terms of this Coke Purchase Agreement. Purchaser shall not enter into any collective bargaining agreements or other agreements addressed directly or indirectly to the operation of the Coke Plant, or which would have a consequential impact on the operation of the Coke Plant, adverse to the interests of Seller under this Coke Purchase Agreement.

15.2 <u>Notices</u>. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon:

(a) delivery by hand;

(b) one business day after being sent by overnight courier;

(c) four business days after being deposited in the United States mail, postage prepaid; or

(d) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the Parties listed below (except where this Coke Purchase Agreement expressly provides that it be directed to another) as follows, or to such other address or recipient for a Party as may be hereafter notified by such Party hereunder:

36

If to Seller to:	If to Purchaser, to:
INDIANA HARBOR COKE COMPANY, L.P.	INLAND STEEL COMPANY
Landmark Center, Suite N-300	3210 East Watling Street
1111 Northshore Drive	East Chicago, IN 46312
P.O. Box 10388	Attn: Michael Tarkoff
Knoxville, TN 37939-0388	Mail Code 8-160
Attn: Dale Walker	
FAX: (423) 558-3280	FAX: (219) 399-5429
Confirm: (423) 558-0300	Confirm: (219) 399-5305

15.3 <u>No Special Damages; Governing Law</u>. NEITHER SELLER NOR PURCHASER NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES FOR BREACH OF ANY WARRANTY OR OTHERWISE. NOTHING HEREIN SHALL LIMIT EITHER PURCHASER'S LIABILITY TO SELLER TO TAKE AND PAY FOR COKE DELIVERED IN ACCORDANCE WITH THIS COKE PURCHASE AGREEMENT, OR SELLER'S OBLIGATION TO PURCHASER TO DELIVER COKE IN ACCORDANCE WITH THIS COKE PURCHASE AGREEMENT. THIS COKE PURCHASE AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY, THE LAWS OF THE STATE OF INDIANA WITHOUT REGARD TO ITS CONFLICTS OF LAW PROVISIONS, AND THE RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER WILL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

15.4 <u>Counterparts</u>. This Coke Purchase Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A complete set of counterparts shall be lodged with Sun Coal Company.

15.5 <u>Severability</u>. If any provision hereof is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions hereof.

15.6 <u>Entire Agreement</u>. This Coke Purchase Agreement constitutes the entire agreement and supersedes any and all other agreements, oral or written, between the Parties hereto, in respect of the subject matter of this Coke Purchase Agreement and embodies the entire understanding of the Parties with respect to the subject matter hereof.

15.7 <u>Captions</u>. The captions at the beginning of each of the numbered Sections and Articles herein are for reference purposes only and will have no legal force or effect. Such captions will not be considered a

37

part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

15.8 <u>Amendment</u>. This Coke Purchase Agreement shall not be amended or modified except by an instrument in writing executed by both Parties to this Coke Purchase Agreement as of the effective date of such amendment.

15.9 <u>Independent Contractors</u>. This Coke Purchase Agreement shall not constitute either Party the partner, legal representative or agent of the other, nor shall either Party have the right or authority to assume, create or incur any liability or any obligation of any kind implied, against or in the name or on behalf of the other.

15.10 <u>Waivers and Remedies</u>. The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Coke Purchase Agreement, all remedies under this Coke Purchase Agreement shall be cumulative and in addition to every other remedy provided for herein or by law.

15.11 <u>Confidentiality</u>. The Purchaser and Seller and their respective Affiliates, officers, directors, employees and agents shall hold in confidence and not disclose any Confidential Information.

15.12 <u>Essence of Time</u>. Time is of the essence in this Coke Purchase Agreement an in each and all of the provisions hereof, but the time for any act or performance required hereunder may be extended by written mutual agreement of the Parties or by a written waiver by the Party to which such act or performance is promised.

15.13 <u>Assignability</u>. Neither Purchaser or Seller shall, without prior written consent of the other first had and obtained, assign any of its rights or obligations under this Coke Purchase Agreement.

15.14 <u>Audit of Records</u>. Purchaser and Seller or their auditing representatives may, upon at least forty-eight (48) hours' prior written notice and during normal working hours, audit the others records relating to weights, volumes, and quality, of Coke, and prices of coal purchased by Seller, and to verify any and all amounts paid or payable by Purchaser to Seller or by Seller to Purchaser under this Coke Purchase Agreement (including matters set forth in Article V).

[COUNTERPART SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Coke Purchase Agreement to be executed by their respective duly authorized officers, as of the date first above written.

INDIANA HARBOR COKE COMPANY, L.P.
By: Indiana Harbor Coke Company
       General Partner

By: /s/ Barry H. Rosenberg
     Name: Barry H. Rosenberg
     Title: Vice President

INLAND STEEL COMPANY

By: /s/ Cynthia C. Heath
     Name: C.C. Heath
     Title: VP – Finance

Schedule 4.1 to the Coke Purchase Agreement
Coke Quality Specifications

	PRICE INCREASE RANGE	MINIMUM VALUE	AVERAGE	MAXIMUM VALUE	PRICE DECREASE RANGE	REJECT VALUE
Ash - Dry Basis*(%)	*****	*****	*****	*****	*****	*****
Stability - Index*	*****	*****	*****	*****	*****	*****
Mean Size (mm)	*****	*****	*****	*****	*****	*****
Moisture (k)	*****	*****	*****	*****	*****	*****
Alkalies*(%)	*****	*****	*****	*****	*****	*****
Phosphorus*(%)	*****	*****	*****	*****	*****	*****
Sulfur - Dry	*****	*****	*****	*****	*****	*****
CSR - Index*	*****	*****	*****	*****	*****	*****
Size < ***** (%)	*****	*****	*****	*****	*****	*****
Size > ***** (%)	*****	*****	*****	*****	*****	*****
Volatile Matter (%)	*****	*****	*****	*****	*****	*****
Bulk Density (lb/ft^3)	*****	*****	*****	*****	*****	*****

---

* coal blend related

The quality requirements may be revised so long as the requirements remain within the capability of the Coke Plant and are mutually agreed upon by Seller and Purchaser. The size specifications indicated above (*****) are Purchaser's current specifications for its No. 7 Blast Furnace. It is the intent of the Parties to adjust these size specifications prior to the beginning of the Initial Term based on the capability of the Coke Plant and Purchaser's requirements reflected above. Until those adjustments are made (but no later than the beginning of the Initial Term), no size premiums or penalties will be accrued.

Schedule 4.4(c) to the Coke Purchase Agreement
Monthly Coke Quality Report Format

[TO BE PROVIDED]

Schedule 4.4(d) to the Coke Purchase Agreement
Off-Spec Coke Quality Report Format

[TO BE PROVIDED]

Schedule 4.4(e) to the Coke Purchase Agreement
Coke Quality SPP Report Format

[TO BE PROVIDED]

Schedule 4.7 to the Coke Purchase Agreement
Coke Quality Price Adjustments

PARAMETER	PRICE INCREASE FACTOR	PRICE DECREASE FACTOR
CSR	Not Applicable	If CSR less than ***** Price *****) ***** Ex: ***** $ *****) *****) ***** $ *****
MOISTURE	If Moisture under ***** % Price ***** % ***** %) ***** Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****	If Moisture over ***** % Price ***** % ***** %) ***** Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****
SULFUR	If Sulfur under ***** % Price ***** % ***** %) ***** Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****	***** % ***** Price ***** % ***** %) ***** Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****
ASH	If Ash ***** % Price ***** % ***** %) *****) Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****	If Ash over ***** % Price ***** % ***** %) ***** Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****
STABILITY	If Stability over ***** Price *****) ***** Ex: ***** $ *****) ***** ***** $ *****	If Stability under ***** Price *****) ***** Ex: ***** $ *****) ***** $ *****
PHOSPHORUS	If Phosphorus under ***** % Price ***** % ***** %) ***** Ex: Phosphorus = ***** % ***** $ ***** % ***** %) ***** $ *****	If Phosphorus over ***** % Price ***** % ***** %) *****) Ex: ***** % ***** % ***** $ ***** % ***** %) ***** $ *****
MEAN SIZE	If Mean Size over ***** Price *****) ***** Ex: ***** $ ***** (*****) ***** $ *****	If Mean Size under ***** Price *****) ***** Ex: ***** $ *****) ***** $ *****
SIZE < ***** "	If Size % < ***** % ***** Price ***** % ***** (***** % *****)) ***** Ex: Size % ***** % ***** $ ***** % ***** %) ***** $ *****	If Size % < ***** % Price ***** % *****) ***** %) ***** EX: ***** % ***** % $ ***** % ***** %) ***** $ *****

Note: For purposes of the examples in the above Schedule 4.7, NT equals the per Ton coke quality price adjustment for the applicable parameter.

Schedule 5.1(c) to Coke Purchase Agreement

COMPUTER MODEL

Used to Calculate
Return on Capital Component of Contract Price

ASSUMPTIONS			
Project Cost	*****	Tons Coke Sold/Yr	*****
Partner Investment	*****	Of Which Excess Pro	*****
Sun Investment	*****	Coke Price/Ton	*****
CEBT	*****	Discount ($/Ton)	*****
Partners % Return	*****	Coal Cost/Ton of Coke	*****
Flip1 %	*****	Cash Op. Cost/Ton	*****
Flip1 Date	*****	Breeze Credit/Ton	*****
Partner's Funding	*****		*****
Project End Date	*****	JV's Fed/St. Tax	*****
Terminal Value	*****	Sun Fed/St. Amt	*****
Flip2 %	*****	Startup Date	*****
Flip2 Date	*****		*****
NFC: Qualifying Over	*****	Base Case IRR	*****

Newcoke JV
Projected Cas Flows
(M/$)

PARTNERSHIP CASE

	1997	Jun 30 98	Dec 31 98	1999	2000	2001	2002	2003	2004	2005	2006	2007
Ownership Component:	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cost of Facility (Coke Batteries)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Ventures Pre-Tax Operating Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discounts (Total $)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discount ($/Ton)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Additional Capital	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
EBIDTA	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
CAPEX	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Pre-Tax Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Depreciable Fixed Assets	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation for JV (Regular Tax Basis)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxable Income	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxes at Partner's Nominal Tax Rate of	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Nominal A.T. Cash Flow (Bef. Sect. 29 CR	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Net Income (including NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Total A.T. Cash Fl. (incl. NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation Sun	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qualified Income Offset (To Sun)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's Taxable Income base for JV	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
SHARING												
Partner												
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Taxes/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Dissolution Proceeds	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Partner Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun												
Section 29 Credits												
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
(Income Taxes)/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Total Sun Share

Including Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Without Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Sun's IRR (Without Credits)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NPV @16%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
TOTAL SHARING	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

ASSUMPTIONS			
Project Cost	*****	Tons Coke Sold/Yr	*****
Partner Investment	*****	Of Which Excess Pro	*****
Sun Investment	*****	Coke Price/Ton	*****
CEBT	*****	Discount ($/Ton)	*****
Partners % Return	*****	Coal Cost/Ton of Coke	*****
Flip1 %	*****	Cash Op. Cost/Ton	*****
Flip1 Date	*****	Breeze Credit/Ton	*****
Partner's Funding	*****		*****
Project End Date	*****	JV's Fed/St. Tax	*****
Terminal Value	*****	Sun Fed/St. Amt	*****
Flip2 %	*****	Startup Date	*****
Flip2 Date	*****		*****
NFC: Qualifying Over	*****	Base Case IRR	*****

Exhibit 5.1(c)
Exhibit 5.1(e)

Newcoke JV
Projected Cas Flows
(M/$)

PARTNERSHIP CASE

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Ownership Component:	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cost of Facility (Coke Batteries)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Ventures Pre-Tax Operating Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discounts (Total $)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discount ($/Ton)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Additional Capital	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
EBIDTA	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
CAPEX	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Pre-Tax Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Depreciable Fixed Assets	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation for JV (Regular Tax Basis)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxable Income	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxes at Partner's Nominal Tax Rate of	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Nominal A.T. Cash Flow (Bef. Sect. 29 CR	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Net Income (including NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Total A.T. Cash Fl. (incl. NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation Sun	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qualified Income Offset (To Sun)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's Taxable Income base for JV	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
SHARING													
Partner													
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Taxes/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Dissolution Proceeds	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Partner Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun													
Section 29 Credits													
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
(Income Taxes)/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Sun Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Including Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Without Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's IRR (Without Credits)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

NPV @16%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
TOTAL SHARING	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****


SCHEDULE 5.1(C)
PAGE 4


Exhibit 5.1(c)
Exhibit 5.1(e)

ASSUMPTIONS			
Project Cost	*****	Tons Coke Sold/Yr	*****
Partner Investment	*****	Of Which Excess Pro	*****
Sun Investment	*****	Coke Price/Ton	*****
CEBT	*****	Discount ($/Ton)	*****
Partners % Return	*****	Coal Cost/Ton of Coke	*****
Flip1 %	*****	Cash Op. Cost/Ton	*****
Flip1 Date	*****	Breeze Credit/Ton	*****
Partner's Funding	*****		*****
Project End Date	*****	JV's Fed/St. Tax	*****
Terminal Value	*****	Sun Fed/St. Amt	*****
Flip2 %	*****	Startup Date	*****
Flip2 Date	*****		*****
NFC: Qualifying Over	*****	Base Case IRR	*****

Newcoke JV
Projected Cas Flows
(M/$)

PARTNERSHIP CASE

	1997	Jun 30 98	Dec 31 98	1999	2000	2001	2002	2003	2004	2005	2006	2007
Ownership Component:	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cost of Facility (Coke Batteries)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Ventures Pre-Tax Operating Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discounts (Total $)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discount ($/Ton)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Additional Capital	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
EBIDTA	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
CAPEX	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Pre-Tax Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Depreciable Fixed Assets	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation for JV (Regular Tax Basis)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxable Income	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxes at Partner's Nominal Tax Rate of	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Nominal A.T. Cash Flow (Bef. Sect. 29 CR	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Net Income (including NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Total A.T. Cash Fl. (incl. NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation Sun	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qualified Income Offset (To Sun)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's Taxable Income base for JV	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
SHARING												
Partner												
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Taxes/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Dissolution Proceeds	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Partner Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun												
Section 29 Credits												
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
(Income Taxes)/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Sun Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Including Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Without Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Sun's IRR (Without Credits)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NPV @16%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
TOTAL SHARING	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

<table>
<tr><th colspan="2">ASSUMPTIONS</th></tr>
<tr><td>Project Cost</td><td>Tons Coke Sold/Yr</td></tr>
<tr><td>Partner Investment</td><td>Of Which Excess Pro</td></tr>
<tr><td>Sun Investment</td><td>Coke Price/Ton</td></tr>
<tr><td>CEBT</td><td>Discount ($/Ton)</td></tr>
<tr><td>Partners % Return</td><td>Coal Cost/Ton of Coke</td></tr>
<tr><td>Flip1 %</td><td>Cash Op. Cost/Ton</td></tr>
<tr><td>Flip1 Date</td><td>Breeze Credit/Ton</td></tr>
<tr><td>Partner's Funding</td><td></td></tr>
<tr><td>Project End Date</td><td>JV's Fed/St. Tax</td></tr>
<tr><td>Terminal Value</td><td>Sun Fed/St. Amt</td></tr>
<tr><td>Flip2 %</td><td>Startup Date</td></tr>
<tr><td>Flip2 Date</td><td></td></tr>
<tr><td>NFC: Qualifying Over</td><td>Base Case IRR</td></tr>
</table>

Exhibit 5.1(c)
Exhibit 5.1(e)

Newcoke JV
Projected Cas Flows
(M/$)

PARTNERSHIP CASE

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Ownership Component:	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cost of Facility (Coke Batteries)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Ventures Pre-Tax Operating Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discounts (Total $)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Discount ($/Ton)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Additional Capital	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
EBIDTA	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
CAPEX	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Pre-Tax Cash Flow	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Depreciable Fixed Assets	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation for JV (Regular Tax Basis)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxable Income	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Taxes at Partner's Nominal Tax Rate of	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Nominal A.T. Cash Flow (Bef. Sect. 29 CR	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Net Income (including NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
JV Total A.T. Cash Fl. (incl. NCF Cr. + Taxes @	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Tax Depreciation Sun	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qualified Income Offset (To Sun)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's Taxable Income base for JV	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
SHARING													
Partner													
Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Taxes/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Dissolution Proceeds	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Partner Share	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun													
Section 29 Credits													
Cash	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

(Income Taxes)/Tax Benefit	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Total Sun Share													
Including Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Without Section 29 Credits	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sun's IRR (Without Credits)	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

NPV @16%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
TOTAL SHARING	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Schedule 5.1(e) to Coke Purchase Agreement
Calculation of Section 29 Tax Credit Discount to Contract Price

1. Computer Model: the Credit Discount will equal the lesser of ***** Dollars ($ *****) ***** per Ton, or an amount determined by the Computer Model incorporated herein by this reference. [The Computer Model will be used to calculate a discount amount per Ton (based on a maximum of 1.22 Million Tons of screened Coke plus an additional ***** tons of nut coke and breeze for any twelve (12) month period commencing on or after Initial Full Production) during the Discount Period which will give the Partners an internal rate of return equal to the internal rate of return calculated without the Initial Investment plus ***** percent (***** %) of the increase in the internal rate of return calculated with the Initial Investment and no discount.

2. Definitions: The definitions contained in the Coke Purchase Agreement are incorporated in the Computer Model unless the context indicates otherwise. As used in the Computer Model, the following terms shall have the meanings set forth below. In the event of a conflict between a definition in the Coke Purchase Agreement and that in this Schedule, this Schedule will govern for purposes of the Computer Model.

Base Case

"Project Cost" shall mean for purposes of Section 5.1(c) the Total Coke Plant Capital Cost and for purposes of Section 5.1(e) the Total Coke Plant Capital Cost determined without regard to the cap.

"Sun Investment" shall mean the Project Cost.

"Project End Date" shall mean December 31, 2019.

"Terminal Value" shall mean $ ***** .

"Sun Fed/St. AMT" shall mean ***** percent.

"Debt" shall equal ***** .

"Tons Coke Sold/Yr" shall mean 1.22 million tons but in 1998 tons sold shall equal Sun's good faith projection of 1998 tons sold as projected in the third full month following Initial Full Production.

"SG&A Expense" shall be ***** .

"Capex" shall mean the projected future capital expenditures as indicated in the Computer Model on the date of this Agreement.

"Tax Depreciation" shall be the applicable AMT depreciation schedule for the Coke Plant.

"Excess Production (Tons) and Excess Production Discount" shall equal ***** .

"Section 29 Credits" shall mean ***** .

"Venture's Pre-Tax Operating Cash Flow" shall mean ***** .

"Start Up Date" shall mean the date on which the Coke Plant commences the production of Coke.

Partnership Cases

"Project Cost" shall mean the Total Coke Plant Capital Cost determined without reference to the cap.

"Partner Investment" shall mean the amount of the Initial Investor's investment in Seller.

"Sun Investment" shall mean the difference between Project Cost and Partner Investment.

"Debt" shall equal ***** .

"Partner's % Return" shall mean the after-tax discount factor used in determining when Investor's sharing percentage is reduced ("flips").

"Flip 1 %" shall mean the Investor's initial share in the proceeds from the production and sale of coke from the Coke Facility and tax credits.

"Flip 1 Date" shall mean the date on which it is projected that the Investor's after-tax internal rate of return equals the Partner's % Return. The Flip 1 Date will differ between the zero discount case and the final discount case.

"Partner's Funding" shall mean the date on which the Investor makes an investment in Seller.

"Project End Date" shall mean December 31, 2019.

"Terminal Value" shall mean $ ***** .

"Flip2 %" shall mean the Investor's percentage share in the proceeds from the production and sale of coke from the Coke Facility in the third sharing phase, that is, after the Flip2 Date.

"Flip2 Date" shall mean the date on which the third sharing phase for the Investor commences.

"NFC: Qualifying Ovens" shall mean the percentage of ovens in the Coke Plant that qualifies under Section 29(g)(1) and (2) of the Code.

"Tons Coke Sold/Yr." shall mean 1.22 million tons.

"Discount ($/Ton)" shall mean zero in the zero discount case. In the final discount case the discount shall be the amount determined by this model which will give the Partners an internal rate of return equal to the internal rate of return calculated without the Initial Investment (Base Case) plus ***** percent (***** %) of the increase in the internal rate of return calculated with the Initial Investment and no discount, or $ ***** if less.

"Ownership Component" shall mean the after-tax cash flow per ton that will provide the Partners with an internal rate of return of ***** %.

"JV's Fed/St. Tax" shall mean the tax rate used in calculating the Investor's after-tax return.

"Sun Fed/St. AMT" shall mean ***** percent.

"Base Case IRR" shall mean Sun's IRR determined in the Base Case.

"Capex" shall mean the projected future capital expenditures as indicated in the Computer Model on the date of this Agreement.

"Tax Depreciation (AMT and Reg)" shall be determined by the depreciation schedules applicable to the Coke Plant on the third full month following Initial Full Production.

"Excess Production (Tons) and Excess Production Discount" shall equal ***** .

Projected Generation of Section 29 Tax Credits

"Tax Cr. Per BB/OIL" shall mean the tax credit available under Section 29 per barrel-of-oil equivalent based on actual amounts where available and based on an assumed ***** % annual GDP Deflator where forecasted amounts are used.

"Equivalent Bbls of Oil/Ton of Coke" shall mean ***** .

"Coke Sales" shall mean ***** tons for 1999 and thereafter, but in 1998 tons sold shall equal Sun's good faith projection of 1998 tons produced by the Coke Plant and sold (including breeze and nut coke) as projected in the third full month following Initial Full Production or the date of Initial Investment if later.

"Qualifying Ovens (%)" shall mean the percentage of ovens of the Coke Plant that are described in section 29(g)(1) and (2) of the Code.

3. The "coal cost/ton of coke", "coke price/ton", "cash op. cost/ton", and "breeze credit/ton" are shown for illustrative purposes only with such amounts being determined pursuant to the terms of Section 5.1 of the Coke Purchase Agreement.

4. Example: Included in this Schedule 5.1(e) is an example of computer runs used to compute the Credit Discount.

FORM OF INLAND STEEL INDUSTRIES GUARANTY
GUARANTY AGREEMENT

FOR VALUABLE CONSIDERATION, this Guaranty Agreement dated as of _____, 19__, is made and entered into by and between Inland Steel Industries, a _____ corporation ("Guarantor"), and Indiana Harbor Coke Company, L.P., a Delaware limited partnership qualified to do business in Indiana ("Seller").

WITNESSETH

WHEREAS, Inland Steel Company ("Purchaser"), which is a wholly owned subsidiary of the Guarantor, and Seller have entered into a Coke Purchase Agreement, dated as of _____, 19__ (the "Coke Purchase Agreement") pursuant to which Purchaser has agreed to purchase and accept from Seller on a take-or-pay basis, and Seller has agreed to sell and deliver, approximately 1.22 Million Tons per year of screened furnace coke, to be produced by a cokemaking facility to be constructed by Seller on a site leased by Seller from Purchaser;

WHEREAS, the purpose of the Coke Purchase Agreement is to provide an assured source of coke to supply the coke requirements of Purchaser's No. 7 Blast Furnace; and

WHEREAS, the performance of Seller under the Coke Purchase Agreement is conditioned upon, among other things, the execution and delivery by the Guarantor of this Guaranty.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms not otherwise defined herein shall have the meaning provided for in the Coke Purchase Agreement, and the relevant exhibits and schedules attached thereto.

2. Guarantee. Subject to the terms of this Guaranty, the Guarantor hereby unconditionally and irrevocably guarantees to Seller the specific performance by, and obligations of:

(a)   The Purchaser, under each of:

(i)   Section 5.1(e) of the Coke Purchase Agreement;

(ii)   and the Environmental Indemnity Agreement.

3. Maximum Liability of Guarantor. The maximum liability of the Guarantor under this Guaranty shall be unlimited in Dollar amount. Any payments that shall become due from Guarantor shall be made in any coin or money that is legal tender in the U.S. at the time of payment.

4. Payment of Claims. Guarantor shall be given a copy of each written notice including, without limitation, any demand for payment or performance, to be sent by Seller to Purchaser, with regard to the respective obligations of Purchaser under Section 5.1(e) of the Coke Purchase Agreement and the Environmental Indemnity Agreement. The Guarantor's obligations under this Guaranty shall become due, payable and

performable on the tenth (10th) business day following the receipt of such notice by the Guarantor, if Purchaser or any affiliate of Purchaser has not paid or performed its obligations under the pertinent agreement or agreements by such date; *provided, however,* that if, prior to receipt of such notice, either Seller or Purchaser have commenced dispute resolution under Article XII ("Arbitration") of the Coke Purchase Agreement, Guarantor's obligations hereunder shall be deferred until final resolution of the dispute. Following such final resolution, Guarantor shall be obligated to perform under this Guaranty to the extent that Purchaser is determined to be obligated to perform under the Coke Purchase Agreement and to the extent Purchaser has not performed within ten (10) days of such resolution.

5. Representations and Warranties. The Guarantor hereby represents and warrants that

(a) it is a corporation duly organized, validly existing and in good standing under the dews of Delaware, and has the corporate power and authority and the legal right to own and operate its property, to lease the property it operates and to conduct the business in which it is currently engaged;

(b) it has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Guaranty, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Guaranty;

(c) this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity or by an implied covenant of good faith and fair dealing (whether enforced at law or in equity);

(d) the execution, delivery and performance of this Guaranty will not violate any provision of any applicable law or any contractual obligation of the Guarantor and will not result in or require the creation or imposition of any lien on any of the properties or revenues of the Guarantor; and

(e) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other person (including, without limitation, any stockholder or creditor of the Guarantor) is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty other than those that have been received or are in full force and effect.

6. Severability. Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective t the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

7. Paragraph Headings. The paragraph headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

8. Waiver and Amendment. None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by both the Guarantor and Seller. No failure to exercise, nor any delay in exercising, on the part of either Seller or the Guarantor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise by either party of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any

other right, power or privilege. A waiver by either party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which such party would otherwise have on any future occasion.

9. <u>Integration.</u> This Guaranty represents the agreement of the Guarantor and Seller with respect to the subject matter hereof and there are no promises or representations by the parties relative to the subject matter hereof that are not reflected herein.

10. <u>Successors and Assigns.</u> This Guaranty shall be binding upon the successors and assigns of the Guarantor and shall inure to the benefit of Seller, its successors and permitted assigns.

11. <u>Governing Law.</u> THIS GUARANTY SHALL BE GOVERNED BY AND BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF INDIANA.

12. <u>Notices.</u> All notices, requests and demands to or upon the Guarantor or (Seller or Purchaser) to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon: (a) delivery by hand, (b) one business day after being sent by overnight courier, (c) four business days after being deposited in the mail, postage prepaid; or (d) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the parties listed below, or to such other address or recipient for a party as may be hereafter notified by such party hereunder:

if to Guarantor: If to Seller

_____   _____
_____   _____
FAX: _____   FAX: _____
Confirm: _____   Confirm: _____

13. <u>No Limitations; Termination.</u> It is specifically understood that this Guaranty Agreement imposes no financial restrictions, limitations on the right of the Guarantor to reorganize, add to or dispose of its properties, rights and interests, and to otherwise conduct its affairs (including the incurrence of liabilities) in any manner it sees fit (whether in the ordinary course of business or otherwise). This Guaranty Agreement shall terminate upon any disposition (by sale, merger or otherwise) by Guarantor (or any successor of Guarantor) of Purchaser, any disposition (by sale, merger or otherwise) by Guarantor (or any successor of Guarantor) of all or substantially all of the assets of Purchaser, or any disposition (by sale, exchange, merger or otherwise) by Guarantor (or any successor of Guarantor) of control of Purchaser or substantially all of the assets of Purchaser; <u>provided, however</u> that any such termination shall not be effective until Seller shall have received thirty days' prior written notice thereof from the Guarantor; <u>provided, further</u> that any such termination shall not affect the liability of the Guarantor hereunder incurred by Guarantor (and as to such Seller shall have notified Guarantor in writing) prior to such termination.

IN WITNESS WHEREOF, the parties hereto have executed this Guaranty Agreement the day and year first above written for the purposes contained herein.

INDIANA HARBOR COKE COMPANY, L.P.   INLAND STEEL INDUSTRIES

By: Indiana Harbor Coke Company, (General Partner)

By: By:

Title: Title:

EXHIBIT A-2

to

Coke Purchase Agreement

FORM OF SUN COMPANY, INC. GUARANTY

GUARANTY AGREEMENT

FOR VALUABLE CONSIDERATION, this Guaranty Agreement dated as of _____, 19 __, is made and entered into by and between Sun Company, Inc., a Pennsylvania corporation ("Guarantor"), and Inland Steel Company, an Indiana corporation ("Purchaser").

WITNESSETH

WHEREAS, Indiana Harbor Coke Company, L.P. ("Seller"), which is an affiliate of the Guarantor and Purchaser have entered into a Coke Purchase Agreement, dated as of _____, 19__ (the "Coke Purchase Agreement") pursuant to which Purchaser has agreed to purchase and accept from Seller on a take-or-pay basis, and Seller has agreed to sell and deliver, approximately 1.22 Million Tons per year of screened furnace coke, to be produced by a cokemaking facility to be constructed by Seller on a site leased by Seller from Purchaser;

WHEREAS, the purpose of the Coke Purchase Agreement is to provide an assured source of coke to supply the coke requirements of Purchaser's No. 7 Blast Furnace; and

WHEREAS, the performance of Purchaser under the Coke Purchase Agreement is conditioned upon, among other things, the execution and delivery by the Guarantor of this Guaranty.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. <u>Definitions.</u> Capitalized terms not otherwise defined herein shall have the meaning provided for in the Coke Purchase Agreement, and the relevant exhibits and schedules attached thereto.

2. <u>Guarantee.</u> Subject to the terms of this Guaranty, the Guarantor hereby unconditionally and irrevocably guarantees to Purchaser the specific performance by, and obligations of:

    (a)   The Seller, under each of:

        (i)   Section 5.1(e) of the Coke Purchase Agreement; and

        (ii)   the Environmental Indemnity Agreement.

3. <u>Maximum Liability of Guarantor.</u> The maximum liability of the Guarantor under this Guaranty shall be unlimited in Dollar amount. Any payments that shall become due from Guarantor shall be made in any coin or money that is legal tender in the U.S. at the time of payment.

4. <u>Payment of Claims.</u> Guarantor shall be given a copy of each written notice including, without limitation, any demand for payment or performance, to be sent by Purchaser to Seller, with regard to the respective

obligations of Seller Section 5.1(e) of the Coke Purchase Agreement and the Environmental Indemnity Agreement. The Guarantor's obligations under this Guaranty shall become due, payable and performable on the tenth (10th) business day following the receipt of such notice by the Guarantor, if Seller or any affiliate of Seller has not paid or performed its obligations under the pertinent agreement or agreements by such *date; provided, however,* that if, prior to receipt of such notice, either Purchaser or Purchaser have commenced dispute resolution under Article XII ("Arbitration") of the Coke Purchase Agreement, Guarantor's obligations hereunder shall be deferred until final resolution of the dispute. Following such final resolution, Guarantor shall be obligated to perform under this Guaranty to the extent that Seller is determined to be obligated to perform under the Coke Purchase Agreement and to the extent Seller has not performed within ten (10) days of such resolution.

5. <u>Representations and Warranties.</u> The Guarantor hereby represents and warrants that:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania, and has the corporate power and authority and the legal right to own and operate its property, to lease the property it operates and to conduct the business in which it is currently engaged;

(b) it has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Guaranty, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Guaranty;

(c) this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity or by an implied covenant of good faith and fair dealing (whether enforced at law or in equity);

(d) the execution, delivery and performance of this Guaranty will not violate any provision of any applicable law or any contractual obligation of the Guarantor and will not result in or require the creation or imposition of any lien on any of the properties or revenues of the Guarantor; and

(e) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other person (including, without limitation, any stockholder or creditor of the Guarantor) is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty other than those that have been received or are in full force and effect.

6. <u>Severability.</u> Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective t the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

7. <u>Paragraph Headings.</u> The paragraph headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

8. <u>Waiver and Amendment.</u> None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by both the Guarantor and Purchaser. No failure to exercise, nor any delay in exercising, on the part of either Purchaser or the Guarantor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise by either party of

any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by either party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which such party would otherwise have on any future occasion.

9. Integration. This Guaranty represents the agreement of the Guarantor and Purchaser with respect to the subject matter hereof and there are no promises or representations by the parties relative to the subject matter hereof that are not reflected herein.

10. Successors and Assigns. This Guaranty shall be binding upon the successors and assigns of the Guarantor and shall inure to the benefit of Purchaser, its successors and permitted assigns.

11. Governing Law. THIS GUARANTY SHALL BE GOVERNED BY AND BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE INDIANA.

12. Notices. All notices, requests and demands to or upon the Guarantor or Seller to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon: (a) delivery by hand, (b) one business day after being sent by overnight courier, (c) four business days after .being deposited in the mail, postage prepaid; or (d) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the parties listed below, or to such other address or recipient for a party as may be hereafter notified by such party hereunder:

if to Guarantor: If to Seller

_____   _____

FAX: FAX:
Confirm: Confirm:

13. No Limitations; Termination. It is specifically understood that this Guaranty Agreement imposes no financial restrictions, limitations on the right of the Guarantor to reorganize, add to or dispose of its properties, rights and interests, and to otherwise conduct its affairs (including the incurrence of liabilities) in any manner it *sees* fit (whether in the ordinary course of business or otherwise). This Guaranty Agreement shall terminate upon any disposition (by sale, merger or otherwise) by Guarantor (or any successor of Guarantor) of Seller, any disposition (by sale, merger or otherwise) by Guarantor (or any successor of Guarantor) of all or substantially all of the assets of Seller, or any disposition (by sale, exchange, merger or otherwise) by Guarantor (or any successor of Guarantor) of control of Seller or substantially all of the assets of Seller; provided, however that any such termination shall not be effective until Purchaser shall have received thirty days' prior written notice thereof from the Guarantor; provided, further that any such termination shall not affect the liability of the Guarantor hereunder incurred by Guarantor (and as to such Purchaser shall have notified Guarantor in writing) prior to such termination.

IN WITNESS WHEREOF, the parties hereto have executed this Guaranty Agreement the day and year first above written for the purposes contained herein.

INDIANA HARBOR COKE COMPANY, L.P.   INLAND STEEL INDUSTRIES

By: Indiana Harbor Coke Company, (General Partner)
By: By:
Title: Title:

EXHIBIT B

to

Coke Purchase Agreement

FORM OF ELK RIVER RESOURCES, INC. GUARANTY

GUARANTY AGREEMENT

FOR VALUABLE CONSIDERATION, this Guaranty Agreement dated as of **_____** , 19 **__**, is made and entered into by and between Elk River Resources, Inc. ("Guarantor"), and Inland Steel Company, an Indiana corporation ("Purchaser").

WITNESSETH

WHEREAS, Purchaser and Indiana Harbor Coke Company, L.P. ("Purchaser"), which is an affiliate of the Guarantor, have entered into a Coke Purchase Agreement, dated as of **_____** , 19**__** (the "Coke Purchase Agreement") pursuant to which Purchaser has agreed to purchase and accept from Purchaser on a take-or-pay basis, and Purchaser has agreed to sell and deliver, approximately 1.22 Million Tons per year of screened furnace coke, to be produced by a cokemaking facility to be constructed by Purchaser on a site leased by Purchaser from Purchaser;

WHEREAS, the purpose of the Coke Purchase Agreement is to provide an assured source of coke to supply the coke requirements of Purchaser's No. 7 Blast Furnace; and

WHEREAS, the performance of Purchaser under the Coke Purchase Agreement is conditioned upon, among other things, the execution and delivery by the Guarantor of this Guaranty.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms not otherwise defined herein shall have the meaning provided for in the Coke Purchase Agreement, and the relevant exhibits and schedules attached thereto.

2. Guaranty. Subject to the terms of this Guaranty, the Guarantor hereby unconditionally and irrevocably guarantees to Purchaser the specific performance by, and obligations of the Seller the Coke Purchase Agreement.

3. Maximum Liability of Guarantor. The maximum liability of the Guarantor under this Guaranty shall be unlimited in Dollar amount. Any payments that shall become due from Guarantor shall be made in any coin or money that is legal tender in the U.S. at the time of payment.

4. Payment of Claims. Guarantor shall be given a copy of each written notice including, without limitation, any demand for payment or performance, to be sent by Purchaser to Seller, with regard to the respective obligations of Seller under the Coke Purchase Agreement. The Guarantor's obligations under this Guaranty shall become due, payable and performable on the tenth (10th) business day following the receipt of such notice by the Guarantor, if Seller or any affiliate of Seller has not paid or performed its obligations under the pertinent agreement or agreements by

such *date; provided, however,* that if, prior to receipt of such notice, either Purchaser or Seller have commenced dispute resolution under Article XII ("Arbitration") of the Coke Purchase Agreement, Guarantor's obligations hereunder shall be deferred until final resolution of the dispute. Following such final resolution, Guarantor shall be obligated to perform under this Guaranty to the extent that Purchaser is determined to be obligated to perform under the Coke Purchase Agreement and to the extent seller has not performed within ten (10) days of such resolution.

5. <u>Representations and Warranties.</u> The Guarantor hereby represents and warrants that:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the corporate power and authority and the legal right to own and operate its property, to lease the property it operates and to conduct the business in which it is currently engaged;

(b) it has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Guaranty, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Guaranty;

(c) this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity or by an implied covenant of good faith and fair dealing (whether enforced at law or in equity);

(d) the execution, delivery and performance of this Guaranty will not violate any provision of any applicable law or any contractual obligation of the Guarantor and will not result in or require the creation or imposition of any lien on any of the properties or revenues of the Guarantor; and

(e) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other person (including, without limitation, any stockholder or creditor of the Guarantor) is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty other than those that have been received or are in full force and effect.

6. <u>Severability</u>. Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

7. <u>Paragraph Headings.</u> The paragraph headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

8. <u>Waiver and Amendment.</u> None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by both the Guarantor and Purchaser. No failure to exercise, nor any delay in exercising, on the part of either Purchaser or the Guarantor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise by either party of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by either party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which such party would otherwise have on any future occasion.

9. <u>Integration.</u> This Guaranty represents the agreement of the Guarantor and Purchaser with respect to the subject matter hereof and there are no promises or representations by the parties relative to the subject matter hereof that are not reflected herein.

10. <u>Successors and Assigns.</u> This Guaranty shall be binding upon the successors and assigns of the Guarantor and shall inure to the benefit of Purchaser, its successors and permitted assigns.

11. <u>Governing' Law.</u> THIS GUARANTY SHALL BE GOVERNED BY AND BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE INDIANA.

12. <u>Notices.</u> All notices, requests and demands to or upon the Guarantor or Purchaser to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon: (a) delivery by hand, (b) one business day after being sent by overnight courier, (c) four business days after being deposited in the mail, postage prepaid; or (d) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the parties listed below, or to such other address or recipient for a party as may be hereafter notified by such party hereunder:

if to Guarantor: If to Seller

FAX: FAX:
Confirm: Confirm:

13. <u>No Limitations; Termination.</u> It is specifically understood that this Guaranty Agreement imposes no financial restrictions, limitations on the right of the Guarantor to reorganize, add to or dispose of its properties, rights and interests, and to otherwise conduct its affairs (including the incurrence of liabilities) in any manner it sees fit (whether in the ordinary course of business or otherwise).

IN WITNESS WHEREOF, the parties hereto have executed this Guaranty Agreement the day and year first above written for the purposes contained herein.

INLAND STEEL INDUSTRIES   ELK RIVER RESOURCES, INC.

By: By:
Title: Title:

EXHIBIT C

to

Coke Purchase Agreement

FORM OF ESCROW AGREEMENT

EXHIBIT C
PAGE 1

ESCROW AGREEMENT

This Escrow Agreement (this "Agreement") is dated as of _____, 19__ among [Purchaser], [Seller], and _____, as escrow agent ("Escrow Agent").

[PREAMBLE]

1. <u>Appointment of Escrow Agent.</u> [Purchaser and Seller] hereby appoint _____ as the Escrow Agent hereunder, and _____ hereby accepts such appointment.

2. <u>Creation of Escrow Fund; Escrow Deposit.</u> The Escrow Agent hereby agrees to hold in a separate account or fund which shall be designated the "_____ Escrow Fund" (the "Escrow Fund") the amounts hereinafter described. The Escrow Fund shall be held or disbursed by the Escrow Agent under and subject to the provisions of this Agreement. The Escrow Agent hereby acknowledges its receipt of ____ Dollars ($____), which amount shall be deposited into the Escrow Fund.

3. <u>Investment of Escrow Fund.</u> The Escrow Agent shall invest and reinvest the amounts on deposit in the Escrow Fund as Purchaser may direct by written notice to the Escrow Agent. The Escrow Fund may be invested in (a) securities issued or fully guaranteed or insured by the United States government or any agency thereof; (b) certificates of deposit, eurocurrency and eurodollar time deposits, and overnight bank deposits of, and securities guaranteed (by letter of credit or otherwise) by, or money market accounts offered by, any commercial bank or trust company which is organized under the laws of the United States or any state thereof having capital and surplus in excess of $200,000,000 and whose short-term senior unsecured indebtedness is rated A-1 or P-1 by Standard & Poor's Corporation or Moody's Investors Service, respectively or an equivalent rating; (c) commercial paper rated A-1 or P-1 by Standard & Poor's Corporation or Moody's Investor Service, Inc., respectively, maturing not more than 360 days from the date of acquisition thereof by such person; (d) repurchase agreements with institutions whose long-term senior unsecured indebtedness is rated A or better by Standard & Poor's Corporation or A or better by Moody's Investor's Service, Inc.; (e) securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated A or better by Standard & Poor's Corporation or A or better by Moody's Investors Service, Inc.; and (f) shares of mutual funds that invest primarily in any or all of the investments referred to in clauses (a) through (e). The Escrow Agent reserves the right to request specific instructions in writing from Purchaser as to the investment of the Escrowed Funds and shall not be responsible for gains or losses in the market value of or the rate of interest earned on investments made in accordance with the provision hereof. All earnings or other income received from such investment and reinvestment, less Escrow Taxes and losses, if any incurred on such investment and reinvestment (such net amount being herein referred to as "Net Earnings").

4. <u>Disbursement of Escrow Fund.</u> The Escrow Fund shall be held by the Escrow Agent and not disbursed until one of the following events has occurred, in which event the Escrow Agent is authorized and directed to disburse the Escrow Fund, or a portion thereof, in the manner indicated:

[ESCROW CONDITIONS FROM ARTICLE IX OF COKE PURCHASE AGREEMENT TO BE INSERTED HERE]

Exhibit C

Page 2

(1) Upon receipt of a written direction signed by [Purchaser and Seller], the Escrow Agent is authorized and directed to disburse the Escrow Fund as directed in such direction.

The Parties hereto agree that all taxable income attributable to the Net Earnings shall be treated as income of Purchaser for all income and franchise tax purposes and Purchaser shall report such income on its income and franchise tax returns. During the fifth month of each calendar year Purchaser shall submit a statement to the Escrow Agent with a copy to Seller setting forth taxes Purchaser is required to pay in respect of Net Earnings for the prior calendar year (such amount being calculated based on assumed Purchaser tax rate of 26 percent ("Escrow Taxes"). Within 10 days of receipt of such statement and upon the receipt of a written direction signed by Seller and Purchaser, the Escrow Agent shall deliver by wire transfer of immediately available funds to the account specified by Purchaser an amount equal to the Escrow Taxes. The Parties further agree that they will report for all income and franchise tax purposes that the price paid for Coke hereunder will exclude amounts deposited by Purchaser in the Escrow Fund.

5. <u>Termination.</u> This Agreement shall terminate and be of no further force and effect on the date when all monies comprising the Escrow Fund have been disbursed in accordance with the terms hereof. If this Agreement is still in effect on the date which is _____ years after the date hereof, and the Escrow Agent has not received any instructions pursuant to Section 4 hereof, the Escrow Agent shall promptly disburse the Escrow Fund plus all Net Earnings earned thereon to _____.

6. <u>Escrow Agent's Duties and Fees.</u>

(a) <u>Duties Limited</u>. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and shall not be subject to, nor have any liability or responsibility under, nor to be obligated to recognize, the _____ Agreement or any other agreement between, or directions or instructions of, any of the parties hereto or any other person in carrying out its duties hereunder, except for written directions or notices delivered to the Escrow Agent in accordance with Section 4 of this Agreement.

(b) <u>Reliance</u>. The Escrow Agent may rely upon, and shall be protected in acting or refraining from acting upon, any written notice, instruction or request furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent may act in reliance upon the reasonable advice of counsel satisfactory to it in reference to any matter connected with its obligations hereunder and shall not incur any liability for any action taken in accordance with such advice.

(c) <u>Standard of Care; Indemnification</u>. The Escrow Agent shall not be responsible for any act or failure to act hereunder except in the case of its willful misconduct, gross negligence or bad faith. The parties hereto (other than the Escrow Agent) shall jointly and severally indemnify the Escrow Agent and hold it harmless against any claims, losses, liabilities, judgments, attorneys' fees and other costs or expenses of any kind incurred by the Escrow Agent without willful misconduct, gross negligence or bad faith on its part, arising out of or in connection with its entering into this Agreement and the performance of its duties hereunder, including, without limitation, any litigation arising from this Agreement or involving the subject matter hereof. This Section 6(c) shall survive the termination of this Agreement for any reason.

EXHIBIT C
PAGE 3

(d) <u>Disputes</u>. [Arbitration language to be added following Coke Purchase Agreement]

(e) <u>Successor Escrow Agent</u>. The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation to _____, specifying the date upon which such resignation shall take effect. _____, together, shall have the right to terminate the appointment of the Escrow Agent hereunder by giving to it notice in writing of such termination, specifying the date upon which such termination shall take effect. Upon any such resignation or termination of the Escrow Agent, _____ shall appoint a successor Escrow Agent who shall have all rights of an Escrow Agent hereunder and be bound by all of the provisions hereof.

(f) <u>Fees and Expenses</u>. The escrow Agent shall receive a fee for its services hereunder as set forth on Schedule 1 hereto, and shall be reimbursed for its reasonable out-of-pocket expenses incurred in performing its duties hereunder. _____ shall pay the Escrow Agent's fees for its services hereunder and any expected costs and expenses (including attorney's fees and expenses) incurred by it hereunder.

(g) <u>Compliance with Court Order</u>. If all or part of the Escrow Fund held by the Escrow Agent hereunder shall be attached, garnished or levied upon under any order of court, or if the delivery thereof shall be stayed or enjoined by any order of court, or if any other order, judgment or decree shall be made or entered by any court affecting the Escrow Fund or any part thereof, the Escrow Agent is expressly authorized in its sole reasonable discretion to obey and comply with all writs, orders, judgments, or decrees so entered or issued, whether with or without jurisdiction, and in case it obeys and complies with any such writ, order, judgment, or decree, it shall not be liable to _____, its successors or assigns, any of its clients or to any other person or entity, by reason of such compliance, notwithstanding that such writ, order, judgment or decree be subsequently reversed, modified, annulled, set aside or vacated.

7. <u>Notices.</u> Unless otherwise specifically provided herein, all notices and other communications required or permitted hereunder:

(a) shall be in writing;

(b) shall be sent by messenger, certified or registered U.S. mail, a reliable express delivery service or telecopier (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and

(c) shall be deemed to have been given on the date or receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (i) a receipt executed by the addressee (or a responsible person in his or her office), the records of the person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (ii) a receipt generated by the sender's telecopier showing that such communication was sent to the appropriate number on a specified date, if sent by telecopier, provided that hard copy is mailed on the same day.

EXHIBIT C
PAGE 4

All such communications shall be sent to the following addresses or numbers, or to such other addresses or numbers as any party may inform the others by giving five (5) days' prior notice:

If to [Seller]:

     _____

     _____

     _____

FAX:_____

Confirm:_____

If to [Purchaser]:

     _____

     _____

     _____

FAX:_____

Confirm:_____

If to Escrow Agent:

     _____

     _____

     _____

FAX:_____

Confirm:_____

8. <u>Miscellaneous</u>.

(a) <u>Benefits of Parties</u>. This Agreement shall inure to the benefit of and be binding upon each of the parties and their respective successors and permitted assigns.

(b) <u>Assignment</u>. Neither this Agreement nor any right, interest or obligation hereunder may be assigned, pledged or otherwise transferred by any party, whether by operation of law or otherwise, without the prior consent of the other parties.

(c) <u>Amendments</u>. This Agreement may be amended, modified or supplemented only by a writing signed by each of the parties, and any such amendment shall be effective only to the extent specifically set forth in such writing.

(d) <u>Counterparts; Telefacsimile Execution</u>. This Agreement may be executed in any number of counterparts, and by each of the parties on separate counterparts, each of which, when so executed, shall be deemed an original, but all of which shall constitute but one and the same instrument. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

EXHIBIT C
PAGE 5

(e) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the transaction contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions.

(f) <u>Governing Law</u>. THIS AGREEMENT SHALL BE A CONTRACT UNDER THE LAWS OF THE STATE OF INDIANA AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF SAID STATE.

(g) <u>Headings</u>. All titles and headings in this Agreement are intended solely for convenience of reference and shall in no way limit or otherwise affect the interpretation of any of the provisions hereof.

IN WITNESS WHEREOF, this Escrow Agreement has been executed by the undersigned as of the date first written above.

[SELLER]

By: _____

Name: _____

Title: _____

[PURCHASER]

By: _____

Name: _____

Title: _____

ESCROW AGENT:

By: _____

Name: _____

Title: _____

EXHIBIT C
PAGE 6

Schedule 1 to the Escrow Agreement Fees

[TO BE PROVIDED]

EXHIBIT C
PAGE 7

Exhibit 10.31

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

SUPPLEMENT TO THE COKE PURCHASE AGREEMENT

This SUPPLEMENT TO THE COKE PURCHASE AGREEMENT (this "Supplement"), dated as of February 3, 2011, is by and between Indiana Harbor Coke Company, L.P. ("IHCC") and ArcelorMittal USA LLC (formerly known as ArcelorMittal USA Inc. and successor to Inland Steel Company) ("AMUSA"). IHCC and AMUSA are referred to herein individually as a "Party" and collectively as the "Parties."

WHEREAS, IHCC and AMUSA are party to that certain Amended and Restated Coke Purchase Agreement dated as of February 19, 1998 (as may have been amended, modified or otherwise supplemented, the "Coke Purchase Agreement"); and

WHEREAS, IHCC and AMUSA desire to supplement and memorialize certain policies and procedures associated with the Coke Purchase Agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1. Effective Date. This Supplement shall become effective and enforceable as of January 1, 2011, and its term shall be the remainder of the Initial Term as set forth in Section 2.1 of the Coke Purchase Agreement.

2. Definitions. Except as otherwise provided herein, capitalized terms used in this Supplement that are not otherwise defined herein shall have the meanings set forth in the Coke Purchase Agreement.

3. Supplements to the Coke Purchase Agreement.

      3.1 *Pad Coal*. The Parties shall account for Pad Coal (as defined in Attachment A) in accordance with Attachment A.

      3.2 *Billing Yield Adjustments*. The Parties shall continue to have yield tests as set forth in Section 5.1(a)(2) of the Coke Purchase Agreement. However, the Parties acknowledge that it is impractical and costly to perform a yield test to determine the screened Coke yield standard used to convert coal price to coke cost pursuant to Section 5.1(a) (the "Billing Yield") every time there is a change in the coal blend at the Coke Plant. Therefore, between yield tests, the Parties shall adjust the Billing Yield for changes in the coal blend as set forth on Attachment B.

3.3 *Budgeting for Yield Tests*.

(a)   For the 2011 Contract Year, IHCC shall pay for the next yield test and shall not pass any costs associated with such yield test through to AMUSA, as operating costs or otherwise. Such yield test shall be scheduled once protocols for such yield test have been agreed to between the Parties (such agreement not to be unreasonably conditioned, withheld or delayed) and any conditions precedent set forth therein have been fully met. In addition, the Parties shall adjust the Annual Budget for the 2011 Contract Year to budget for an additional yield test, which shall be paid for according to the terms of the Coke Purchase Agreement.

(b)   In Contract Year 2012 and Contract Year 2013, the Parties agree to budget for two (2) yield tests each Contract Year in the Annual Budget established pursuant to Section 5.1(b)(1) of the Coke Purchase Agreement. In the event that more than two (2) yield tests are performed in either Contract Year 2012 or Contract Year 2013, the costs of such additional yield tests shall be considered operating costs and shall be allocated between the Parties as set forth in Section 5.1(b)(1) of the Coke Purchase Agreement.

3.4 *Governmental Impositions*. The Parties shall follow the procedures described in <u>Attachment C</u> for the reimbursement of certain Governmental Impositions.

4. <u>Miscellaneous</u>.

4.1 <u>Counterparts</u>. This Supplement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which shall together one and the same instrument.

4.2 <u>Law</u>. This Supplement shall be construed in accordance with and governed by, the laws of the State of Indiana without regard to its conflicts of law provisions, and the rights and remedies of the Parties hereunder will be determined in accordance with such laws. Any action or proceeding brought under or pursuant to this Supplement shall be brought in accordance with Article XII (Arbitration) of the Coke Purchase Agreement.

4.3 <u>Captions</u>. The captions at the beginning of each of the numbered sections herein are for reference purposes only and will have no legal force or effect. Such captions will not be considered a part of this Supplement for purposes of interpreting, construing or applying this Supplement and will not define limit, extend, explain or describe the scope or extent of this Supplement or any of its terms and conditions.

4.4 <u>Terms and Conditions of the Coke Purchase Agreement; Conflicts</u>.

(a) Except as expressly modified hereby, all terms and conditions of the Coke Purchase Agreement remain in full force and effect and are hereby in all respects ratified and confirmed.

(b) To the extent that there is any conflict between the terms of the Coke Purchase Agreement and this Agreement, this Supplement shall control.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplement to be executed by their duly authorized representatives as of the date first set forth above.

INDIANA HARBOR COKE COMPANY, L.P.

By: Indiana Harbor Coke Company,
    its General Partner

By: /s/ Frederick A. Henderson
    Name: Frederick A. Henderson
    Title: Authorized Representative

ARCELORMITTAL USA LLC

By: /s/ Om P. Mandhana
    Name: Om P. Mandhana
    Title: Vice President-Procurement and Supply Chain

[SUPPLEMENT TO THE COKE PURCHASE AGREEMENT]

ATTACHMENT A

Pad Coal Procedures

"Pad Coal" is defined as coal spillage which occurs when a coal blend is charged into the coke ovens as part of the coke making process at the Coke Plant.

Operating Procedures:

1.   Pad coal is collected and weighed using IHCC's truck scale at the Coke Plant and sent to a coal pile dedicated to Pad Coal at Lakeshore's coal handling facility.

2.   Subject to weather and quality concerns, Pad Coal is screened and re-introduced into the coal blend at ***** % (***** % of agreed upon coal blend + ***** % pad coal).

Billing Procedures:

1.   When calculating the Coal Price Component of the Contract Price, volume of coal charged into the coke ovens is based on the coal charge weight immediately prior to such coal being charged into the coke ovens.

2.   To the extent incorporated into the coal blend, Pad Coal shall be billed as part of the Coal Price Component of the Coke Price at a $ ***** value.

ATTACHMENT B

Billing Yield Adjustments

"Billing Yield" means the screened Coke yield standard used to convert coal price to coke cost pursuant to Section 5.1(a) of the Coke Purchase Agreement.

Between each yield test, the resulting agreed upon yield percentage shall become the basis for future adjustment of the Billing Yield for the coal blends used at the Coke Plant (the "Base Billing Yield"). To calculate the Billing Yield each month, the Base Billing Yield will be adjusted for any change in the coal blends during such month to reflect the weighted average moisture and weighted average volatile matter percentage of the coal blend(s) charged during such month (the "Current Coal Blend"). First, the Base Billing Yield shall be adjusted to a "dry" basis using ***** (the "Dry Basis Base Billing Yield"). Second, the Dry Basis Base Billing Yield shall be adjusted by ***** (the "Dry Basis Billing Yield"). Third, the Dry Basis Billing Yield shall be adjusted to a "wet" basis using *****.

[*example on following page*]

By way of example, using the agreed upon results of the yield test performed in June 2010:

Base Billing Yield = ***** %

Current Coal Blend = ***** %

Contractual Coke Moisture = ***** % (F)

		Percent	Comments
	Base Billing Yield	***** %	***** moisture content ***** volatile matter content
(G)	Dry Basis Base Billing Yield	***** %	*****
(H)	Change in Volatile Matter Content	***** %	*****
(I)	Dry Basis Billing Yield	***** %	*****
	Billing Yield for the Current Coal Blend:	***** %	*****

ATTACHMENT C

<u>Governmental Impositions (Property Taxes)</u>

Consistent with the previous agreement of the Parties and the current billing practices of IHCC, property taxes (including personal property taxes) representing Governmental Impositions under the Coke Purchase Agreement shall be reimbursed by AMUSA after such amounts become due and are paid by IHCC. Such Governmental Impositions shall be included as a line item addition to the monthly invoice with the appropriate back-up following payment by IHCC.

Exhibit 10.32

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

COKE SALE AND FEED WATER PROCESSING AGREEMENT

By and Between

United States Steel Corporation

and

Gateway Energy & Coke Company, LLC

Dated February 28, 2008

COKE SALE AND FEED WATER PROCESSING AGREEMENT

THIS COKE SALE AND FEED WATER PROCESSING AGREEMENT dated as of February 28, 2008 (the "Effective Date") is made by and between Gateway Energy & Coke Company, LLC, a Delaware limited liability company with offices at Parkside Plaza, 11400 Parkside Drive, Knoxville TN 37934 ("Provider") and United States Steel Corporation, a Delaware corporation with offices at 600 Grant Street, Pittsburgh, Pennsylvania 15219-2800 ("Off-Taker").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS; BASIC OBLIGATIONS OF THE PARTIES

1.1 <u>Definitions</u>. The definitions of certain capitalized terms used in this Agreement are contained in the attached Appendix A.

1.2 <u>Basic Obligations of the Parties - Coke</u>. Subject to the terms, conditions and requirements of this Agreement:

(a) <u>Initial Operating Period</u>. During the Initial Operating Period (i) Provider shall deliver to Off-Taker and Off-Taker shall accept all Conforming Coke Tonnage, and (ii) Off-Taker shall accept any Nonconforming Coke Tonnage delivered by Provider as set forth in Section 5.1(d). The purchase price in respect of Conforming Coke Tonnage is the Coke Price, and in respect of such Nonconforming Coke Tonnage is the applicable price set forth in Section 5.1(d)(iii). Provider will also provide to Off-Taker on the first business day of each Week a nonbinding projection of (x) the duration of the Initial Operating Period, (y) Coke production for such Week, and (z) Coke production for each subsequent Week remaining in the Initial Operating Period.

(b) <u>Remaining Term</u>. Following the Initial Operating Period and throughout the balance of the Term and, as applicable, the Option Term, Provider shall (i) deliver to Off-Taker, and Off-Taker shall accept, all Conforming Coke Tonnage in accordance with the Coke Supply and Purchase Obligation; and (ii) Off-Taker shall accept any Nonconforming Coke Tonnage that is accepted by Off-Taker pursuant to Section 5.1(d)(iii). The purchase price in respect of Conforming Coke Tonnage is the Coke Price, and in respect of such Nonconforming Coke Tonnage is the applicable price set forth in Section 5.1(d)(iii).

1.3 <u>Basic Obligations of the Parties — Feed Water Processing</u>. Subject to the terms, conditions and requirements of this Agreement, throughout the Term and, as applicable, the Option Term Provider shall process Conforming Feed Water (delivered by Off-Taker to Provider at the Feed Water Delivery Point) into Steam on behalf of Off-Taker and Off-Taker shall accept such Steam at the Steam Delivery Point. Following the Initial Operating Period, such Steam deliveries shall be in accordance with the Minimum Steam Supply Obligation. In consideration thereof, Off-Taker shall pay to Provider the sum of (i) Monthly Feed Water Processing Fee based upon the quantity of Conforming Steam delivered to the Steam Delivery Point (provided such

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quantity of Conforming Steam is at or above the Minimum Steam Supply Obligation) less, as applicable, (ii) any credit in respect of Provider's failure to meet the Minimum Steam Supply Obligation as particularly set forth in Section 6.9(d).

1.4 <u>Guarantee of Provider's Obligations</u>. The obligations of Provider and any permitted assignee or transferee under this Agreement shall be guaranteed by SunCoke Energy, Inc. and Sun Coal and Coke Company pursuant to a guaranty in the form of Schedule 1.4 that Provider shall cause SunCoke Energy, Inc. and Sun Coal and Coke Company to execute and deliver to Off-Taker at the time of the execution and delivery of this Agreement.

1.5 <u>Financial Statements and Related Information</u>. During the Term and, as applicable, the Option Term and any Renewal Term, for so long as Off-Taker is required to consolidate the financial statements of Provider with the financial statements of Off-Taker as reasonably determined by Off-Taker in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") (such consolidation requirement being referred to hereafter as the "Consolidation"), Provider shall: (a) no later than the beginning of the fifth (5th) business day following the end of each Month, or sooner if available, provide to Off-Taker the preliminary income statement and balance sheet of Provider for such Month, and no later than the end of the fifth (5th) business day following the end of each Month, provide to Off-Taker an updated income statement and balance sheet of Provider for such month, each prepared in accordance with U.S. GAAP, consistently applied; (b) promptly provide Off-Taker with an updated income statement and balance sheet if any changes are made, as applicable, to such income statement or balance sheet of Provider following the end of such Month; (c) no later than fifteen (15) business days following the end of each calendar quarter transpiring during the Term and Option Term during which Consolidation is required, provide to Off-Taker financial information for such quarter, including a final balance sheet and the related statement of income and cash flows, each prepared in accordance with U.S. GAAP, consistently applied; (d) no later than one hundred and twenty (120) days following the end of each fiscal year, provide to Off-Taker audited financial statements and footnotes of Provider, including a balance sheet and the related statements of income and cash flows, each prepared in accordance with U.S. GAAP, consistently applied, and reported on by an independent registered public accounting firm; (e) promptly after receipt of a request from Off-Taker, provide Off-Taker with such financial or other information as Off-Taker may reasonably request in order to enable Off-Taker to complete the Consolidation; (f) promptly after receipt of a request from Off-Taker, provide Off-Taker with such financial or other information as Off-Taker may reasonably request in connection with Off-Taker's quarterly and annual planning process, including annual business plan information no later than seventy five (75) calendar days prior to end of the prior year; (g) promptly after receipt of a request from Off-Taker, provide Off-Taker with such financial or other information as Off-Taker may reasonably request in order to enable Off-Taker to prepare the reports which Off-Taker is obligated to file with the Securities and Exchange Commission; (h) allow Off-Taker and its employees and designated agents, at all reasonable times during normal business hours, to audit, examine and make copies or extracts from the books of account records, files and bank statements of Provider as Off-Taker may reasonably request in order to enable it to complete the Consolidation and, to the extent necessary for Off-Taker to meet its requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (and any similar subsequent regulatory requirements), to assess the internal controls over financial reporting of Provider. The books and records of Provider shall be subject to retention policies that are reviewed and approved by Off-Taker. The

financial information described in clauses (a), (b) and (c) above shall be accompanied by a certification signed by the Principal Accounting Officer of Provider stating that:

(i) To the best of such officer's knowledge and belief, the financial information fairly presents, in all material respects, the financial condition, results of operations and, in the case of the financial information provided pursuant to clause (c), cash flows of Provider as of and for the period presented in the report;

(ii) Such officer is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for Provider and has: (y) designed such disclosure controls and procedures to ensure that Material Information relating to Provider is made known to such officer by others within the entity, particularly during the period for which the report is being prepared; and (z) designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial information in accordance with U.S. GAAP;

(iii) For the purposes of Off-Taker's assessment of the materiality of misstatements in Off-Taker's financial statements pursuant to SEC Staff Accounting Bulletin No. 99, all Material information has been provided to Off-Taker regarding all known unadjusted misstatements of financial data that has been submitted to Off-Taker. As used in this provision, the term "Material" shall mean any amount over $500,000;

(iv) Any significant deficiencies in the design or operation of internal controls that could adversely affect Provider's ability to record, process, summarize and report financial data of which such officer is aware have been made know to Off-Taker; and

(v) Any fraud, whether or not material, that involves management or other employees who have a significant role in Provider's internal controls of which such officer is aware has been made known to the Off-Taker.

1.6 Debt.

(a) Debt Limit. Subject to Sections 1.6(b), (e) and (d), except for Permitted Debt, Provider will not incur, assume or permit to exist any Debt as of the conclusion of each applicable quarter for so long as Off-Taker is required to consolidate the financial statements of Provider with the financial statements of Off-Taker in accordance with U.S. GAAP (the "Consolidation Period"). As used herein, the term "Debt" means debt consolidated on Provider's financial statements under U. S. GAAP and all other liabilities, obligations and indebtedness of Provider to any Enterprise, of any kind or nature, now or hereafter owing, arising, due or payable, howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise, in accordance with U.S. GAAP such as (i) all obligations of Provider for borrowed money or with respect to deposits or advances of any kind; (ii) all obligations of Provider evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of Provider on which interest charges are customarily paid (other than obligations where interest is levied only on late or past due amounts); (iv) all obligations of Provider under conditional sale or other title retention agreements relating to property acquired

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by Provider; (v) all obligations of Provider in respect of the deferred purchase price of property or services; (vi) all debt of others secured by any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of property owned or acquired by Provider, whether or not the debt secured thereby has been assumed where such debt is consolidated on Provider's financial statements in accordance with U.S. GAAP; (vii) all guarantees by Provider of the debt of others; (viii) all obligations of Provider to pay rent or other amounts under any lease of, or other arrangement conveying the right to use, real or personal property or a combination thereof, which obligations are required under U.S. GAAP to be classified and accounted for as capital leases on the balance sheet of Provider; (ix) all obligations, contingent or otherwise, of Provider as an account party in respect of letters of credit and letters of guaranty; (x) all capital stock or other equity interests of Provider which are required to be redeemed or are redeemable at the option of the holder if certain events or conditions exist or occur; (xi) the aggregate amount advanced by buyers or lenders with respect to all receivables securitization programs or other type of accounts receivable financing transactions; and (xii) all obligations, contingent or otherwise, of Provider in respect of bankers acceptances. For the avoidance of doubt, Debt shall not include any debt incurred by any Enterprise holding a membership or other interest in Provider that is secured by any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of property owned or acquired by such Enterprise including, without limitation, any membership interest of such Enterprise in Provider, unless Provider is required to consolidate such debt under U.S. GAAP on its financial statements as set forth in the audited financial statements and footnotes required in respect of Section 1.5(d) (which statements shall prevail for the purpose of determining the requirements of U.S. GAAP for such purpose).

(b) <u>Permitted Debt</u>. As used herein, the term "Permitted Debt" means (i) capital lease, as determined in accordance with U.S. GAAP, in an amount not to exceed ten million dollars ($10,000,000.00), in respect of the provision off-site by a third party contractor of Coal transportation, handling and blending services, and Coal Blend transportation services from off-site to the Plant, (ii) Gateway Encumbrances, (iii) debt in respect of Provider's financing of Government Mandated Additional Capital Expenditures, up to the aggregate amount of Government Mandated Additional Capital Expenditures not to exceed the product of (x) 0.5 multiplied by (y) thirty two million five hundred thousand dollars ($32,500,000.00) multiplied by (z) the Cumulative Index Percentage as of the dates such Government Mandated Additional Capital Expenditures are incurred, but only to the extent such debt does not exceed Provider's actual direct cost of such Government Mandated Additional Capital Expenditures, (iv) the following obligations incurred in the ordinary course of business: accounts payable (including Coal Costs), accrued liabilities, payroll and other benefit plan liabilities, and Provider's obligation to decommission the Plant, and clean up and restore the Property as set forth in the Purchase Agreement, (v) Provider's performance and payment obligations to Off-Taker (including payments tendered as credits) in respect of this Agreement, (vi) debt obligations of Provider to Off-Taker in respect of the Purchase Agreement; and (vii) notwithstanding any other provision of this Section 1.6, other debt that does not exceed thirty million dollars ($30,000,000.00) in the aggregate.

(c) <u>Change in U.S. GAAP</u>. In the event of a change in U.S. GAAP subsequent to the Effective Date that requires Off-Taker to consolidate any debt incurred by Provider or any Enterprise holding a membership interest in Provider from a transaction, contract or relationship

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that existed prior to the change in U.S. GAAP, that is secured by any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of property owned or acquired by such Enterprise, including, without limitation, any membership or other interest of such Enterprise in Provider with its financial statements based upon the audited financial statements and footnotes required in respect of Section 1.5(d) (which statements shall prevail for the purpose of determining the requirements of U.S. GAAP for such purpose), such consolidation shall not constitute a Provider Default, and the Parties shall reasonably cooperate with each other in mitigating the effects of such consolidation. Provided, however, neither Provider nor any of its Affiliates shall be obligated to make any expenditure in respect of curing or otherwise mitigating such effects. Notwithstanding this Section 1.6(c), transactions, contracts or relationships entered into by Provider or any Enterprise holding a membership interest in Provider subsequent to a change in U.S. GAAP will be subject to the debt limit set forth in Section 1.6(a) according to U.S. GAAP as of the time the transaction, contract or relationship is entered into.

(d) Unaffiliated Enterprises. In the event a unilateral action, or series of actions, taken by an unaffiliated Enterprise that changes how an existing relationship with Provider is accounted for in accordance with U.S. GAAP based upon the audited financial statements and footnotes required in respect of Section 1.5(d) (which statements shall prevail for the purpose of determining the requirements of U.S. GAAP), that now requires Provider to consolidate any debt of the unaffiliated Enterprise, then such action shall not constitute a Provider Default, and the Parties shall reasonably cooperate in mitigating the effects of such consolidation, Provided, however, neither Provider nor any of its Affiliates shall be obligated to make any expenditure in respect of curing or otherwise mitigating such effects.

1.7 Transfer of Ownership Interest.

(a) Prohibited Transfers. Notwithstanding any other provision in this Agreement, and subject to the requirements of Section 1.8, Provider shall not transfer any interest in Provider, nor shall Provider's Affiliates (as applicable) transfer any membership or other interest in Provider, in whole or in part, to any Enterprise, including any Affiliate of a Party (collectively, a "Transfer"), without the Written consent of Off-Taker, which consent may be withheld by Off-Taker in its sole and absolute discretion, unless such proposed Transfer is a Permitted Transfer.

(b) Permitted Transfers. As used herein, a "Permitted Transfer" is a Transfer whereby:

(i) Sunoco or any of its wholly owned Affiliates will retain a combined ownership share of at least thirty percent (30%) in (y) Provider, or (z) Sun Coal & Coke Company and SunCoke Energy, Inc., or any successor(s) thereof (collectively, "Sun Coke") (provided, however, that in such event Provider remains wholly owned by Sun Coke and/or Sun Coke's wholly owned affiliates); or

(ii) As of the date of such Transfer, and thereafter for the remaining balance of the Term and, as applicable, the Option Term and any Renewal Term, the (y) respective owner's equity of Provider and Sun Coke is a least One Hundred Million Dollars ($100,000,000) each, in each case based upon current audited financial statements

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prepared annually in accordance with U.S. GAAP (the "Minimum Owner's Equity"); and (z) the proposed Transferee provides Off-Taker with reasonable assurances that it or its designee will be able to fulfill its obligations in respect of this Agreement. Provider shall deliver or, as applicable, shall cause Sun Coke to deliver, true and correct copies of such audited financial statements to Off-Taker not less than ten (10) calendar days prior to such Transfer and annually thereafter within ten (10) calendar days following the receipt thereof by Provider and Sun Coke.

Provided, however, and notwithstanding subparts (i) and (ii) hereof, as of the date of such proposed Transfer, and thereafter for the remaining balance of the Term and, as applicable, the Option Term and any Renewal Term, a proposed Transfer will not be deemed to be a Permitted Transfer if either (y) such Transfer could reasonably be expected to diminish in a material manner the benefits and rights of Off-Taker under this Agreement, including without limitation the benefits with respect to the Section 48B Credit under Section 3.1(b)(iii) or the Section 45 Credits under Section 3.5, or (z) the proposed Transferee or an affiliate(s) of the proposed Transferee is a company engaged in the production of steel or the processing of steel into intermediate steel products for resale to manufacturers of end products or to wholesale distributors, where the gross revenue in respect of such proposed Transferee or its affiliate(s) in such steel production or processing business applicable to North American sales is more than one billion dollars ($1,000,000,000.00) annually (hereinafter such company is referred to as a "Competitor"), provided however, such proposed Transfer shall not be deemed to be a Transfer to an affiliate of a Competitor if the Transfer is to an affiliate that is a passive investor in a Competitor, so long as such passive investment is, and continues to be, limited to not more than five percent (5%) of the ownership interests of such entity.

(c) Default and Cure Obligations. Provider acknowledges that any Transfer that is not a Permitted Transfer shall constitute a material default of this Agreement. In the event such a default by Provider or Sun Coke (hereinafter individually referred to as "Owner" and collectively referred to as "Owners") is in respect of the Minimum Owner's Equity obligation, then the Owner(s) in default shall be obligated cure such default by either delivering to Off-Taker, within ninety (90) days following its receipt of any such non-conforming audited financial statement(s), either (i) supplemental audited financial statement(s), prepared in accordance with U.S. GAAP, which demonstrate that the total owner's equity of such Owner(s) is at least the Minimum Owner's Equity, or (ii) irrevocable letter(s) of credit in favor of Off-Taker issued by a Qualified Bank in an amount equal to the difference (rounded up to the nearest five million dollars ($5,000,000.00) between (y) the Minimum Owner's Equity and (z) the total owner's equity of such Owner(s) as determined by the applicable current audited financial statement(s) prepared in accordance with U.S. GAAP, until Provider delivers or, as applicable, causes Sun Coke to deliver to Off Taker a current audited financial statement (prepared in accordance with U.S. GAAP) which demonstrates that the total owner's equity of such Owner(s) is at least the Minimum Owner's Equity. Such irrevocable letter(s) of credit shall be immediately payable at the option of and upon first demand by the Off-Taker on and at any time after the occurrence a Provider Default that is not cured during the applicable cure period set forth in Section 10.2. In the event such a Provider Default diminishes any of the benefits of Off-Taker under this Agreement, including without limitation such benefits with respect to the Section 48B Credit under Section 3.1(b)(iii) or the Section 45 Credits under Section 3.5, Provider shall cure or, as applicable, shall cause Sun Coke to cure such default by fully mitigating the economic harm to

6

Off-Taker arising from such Transfer within thirty (30) calendar days following its discovery thereof or its receipt of written, notice thereof from Off-Taker (which notice shall reasonably describe such diminishment and the basis of its determination).

1.8 <u>Single Purpose Entity</u>. Provider represents and warrants that it now is, and agrees that during the Term and, as applicable, the Option Term it shall remain, a single purpose entity and that its business activities will be limited in scope to (i) constructing, owning, developing, operating and maintaining the Plant, (ii) holding those assets comprising and relating to the Plant, and (iii) entering into, performing, and enforcing and, as applicable, receiving consideration in respect of this Agreement and the related agreements for the transaction contemplated hereby (including the Purchase Agreement, construction, engineering and procurement agreements for the Plant, Coal supply agreements, agreements relating to the transportation, blending, testing, sampling of Coals, and such other agreements as are reasonably required to effectuate this transaction).

1.9 <u>Equitable Relief</u>. The Parties acknowledge that Off Taker will be irreparably harmed if the provisions of Sections 1.6, 1.7 and 1.8 are breached, Accordingly, Off Taker will be entitled to appropriate measures, including preliminary and permanent injunctive relief and (as applicable) specific performance, to prevent breaches of those Sections and to enforce those Sections, and in connection therewith will not be required to post a bond or other form of security as a condition of obtaining any temporary, preliminary or interim equitable relief (including without limitation, injunctive relief).

1.10 <u>Emission Credits</u>. The Parties acknowledge that Off-Taker has applied to the Illinois Environmental Protection Agency ("TEPA") for certain emission credits in respect of sulfur dioxide, oxides of nitrogen and particulates (collectively, "Credits"), and that upon the approval thereof by IEPA, a portion or the entirety of such Credits (as applicable) will be provided to and used by Provider, without additional consideration, so that Provider will comply with certain emission limits set forth in its "Permit to Install" in respect of the Plant (the "Installation Permit"). Accordingly, Off-Taker will make available to Provider all or a portion of such Credits, depending upon the number of such Credits that are approved by the IEPA and that are required for use by Provider, so that Provider is able to operate the Plant in accordance with such Installation Permit. As of the Effective Date, the Parties estimate that approximately two hundred thirty (230) tons of such SO_2 Credits will be retained by Off-Taker. Such Credits will be provided by Off-Taker to Provider promptly upon the approval thereof by the I KPA. Provided, however, (i) in no event will Off-Taker be required to make available to Provider more Credits than are approved by the TFPA in the Off-Taker's application for Credits, and (ii) in the event the IEPA provides Off-Taker with more Credits than are required by Provider to operate the Plant in accordance with the Installation Permit, the excess Credits will be retained by Off-Taker. For the avoidance of doubt, the Parties acknowledge that Off-Taker will not be required to provide Provider with any such excess Credits in connection with any proposed amendment by Provider of the Installation Permit following its original issuance.

1.11 <u>Tie-In Points</u>. The Parties acknowledge that they have established tie-in points between the Plant and the Mill, and that such tie-in points are specifically set forth in Schedule 1.11. Neither Party shall alter the location and design basis of such tie-in points without the written consent of the other Party, which consent shall not be unreasonably be withheld.

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1.12 Intention of the Parties. This Agreement shall be for the sole purpose of the supply and provision by Provider to Off-Taker of the products and services set forth herein, and shall not be construed to be for any other purpose including, without limitation (but subject to Section 1.4), guaranteeing or assuring the indebtedness of any other Party.

ARTICLE II
TERM

2.1 Term. The term of this Agreement ("Term") shall commence on the Effective Date and, subject to earlier termination in accordance with this Agreement, shall continue in effect for fifteen (15) Contract Years.

2.2 Extension.

(a) Renewal Term. If Off-Taker provides Provider with a written request to renew this Agreement (the "Renewal Notice") at least twenty four (24) Months prior to the end of the Term or, as applicable, the Option Term, then Off-Taker and Provider shall negotiate in good faith the terms and conditions (including without limitation, the Coke Price, the Monthly Feed Water Processing Fee and the term of any such renewal) upon which Provider will, following the Term or, as applicable, the Option Term, (i) deliver and sell Conforming Coke to Off-Taker and (ii) process Conforming Feed Water provided by Off-Taker to Provider into Conforming Steam on behalf of Off-Taker. Should Off-Taker not deliver to Provider the Renewal Notice in the required manner, or should the Parties be unable to reach agreement on the terms and conditions for renewing this Agreement within twelve (12) Months after the Renewal Notice is delivered by Off-Taker, then neither Party shall be under any obligation to renew or negotiate the renewal of this Agreement.

(b) Option Term. Provided the Parties have not renewed the Agreement pursuant to Section 2.2(a), if Off-Taker is not in default of this Agreement and provides Provider with a written request to renew this Agreement (the "Option Notice") at least twelve (12) Months prior to the end of the Term, then Off-Taker shall have the option to renew this Agreement for an additional five (5) Years upon receipt of such Option Notice. Provided, in the event the Actual O&M Component in respect of the thirteenth and fourteenth Contract Years of the Term is, on average, greater than the applicable average O&M Component Limit for such Contract Years, then the O&M Component Limit as of the commencement of such renewal term shall be the product of (i) the average of the ***** Should Off-Taker not deliver to Provider the Option Notice in the required manner, then neither Party shall be under any obligation to renew this Agreement pursuant to this Section 2.2(b).

ARTICLE III
COKE PRICE, FEED WATER PROCESSING FEE, TAXES AND PAYMENT TERMS

3.1 Coke Price.

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(a) <u>Components</u>. During the Initial Operating Period and the Initial Year, the Coke Price is the sum of (w) the Fixed Price Component, (x) the O&M Component set forth in Section 3.1(e)(i), (y) the Insurance Component, and (z) the Coal Cost Component, During each Contract Year, the Coke Price is the sum of (A) the Fixed Price Component, (B) subject to Section 3.1(c)(x), the O&M Component as determined in accordance with Sections 3.1(c)(ii-ix), (C) the Insurance Component, and (D) the Coal Cost Component. Provided, however, if the Initial Year commences on or before April 30th, then the Initial Year shall be the first Contract Year.

(b) <u>Fixed Price Component</u>.

(i) Subject to Section 3.1(b)(ii) and (iii) the Fixed Price Component, which is not subject to any escalation during the Term or, as applicable, the Option Term, is ***** dollars ***** ($ *****) per Ton of Coke.

(ii) The Fixed Price Component will be adjusted as of the effective date of any change in law that repeals or reduces the amount of the Section 199 production activities deduction under the Internal Revenue Code of 1986 (the "Code"), or which limits the benefit-or availability of such deduction, in either case with respect to income arising from the sale of Coke or the processing of Feed Water under this Agreement. In the event of such a repeal, the adjustment to the Fixed Price Component (the "Adjusted Fixed Price Component"), as of the effective date and the remaining portion of the Year during which such effective date transpires, and as respects the applicable remaining Years of the Term following such Year (collectively, the "Adjustment Period"), is set forth in Schedule 3.1(b)(ii). Provided, however, if such deduction is reduced, then the Fixed Price Component in respect of the Adjustment Period will be proportionately adjusted based upon the following formula:

$$***** + (\ ***** \ ) \ x\ (*****)$$

(iii) The Parties acknowledge that (i) Provider has entered into a Closing Agreement with the Internal Revenue Service, a true and correct copy of which is attached and incorporated herewith as Exhibit "A" (the "Tax Credit Agreement"), pertaining to a tax credit under Section 48B (the "Section 48B Credit") of the Code in respect of the Plant and its operations; (ii) the amount of such Section 48B Credit is ***** dollars ($ *****) (the "Section 48B Credit Amount"); (iii) ***** percent (***** %) of the value of such Section 48B Credit has been allocated to Off-Taker pursuant to a discount in the Fixed Price Component in the amount of ***** dollars ***** ($ *****) per Ton of Coke; and (iv) such Section 48B Credit is subject to forfeiture or reduction as particularly set forth in the Tax Credit Agreement. Accordingly, in the event that such Section 48B Credit is forfeited or reduced based upon the grounds set forth in the Tax Credit Agreement, then the Fixed Price Component per Ton of Coke will be increased, as of the commencement of Month following the date on which the Internal Revenue Service assesses such forfeiture or reduction (the "Assessment Date"), by the amount of ***** dollars ***** ($ *****) per Ton of Coke multiplied by a fraction (expressed as a percentage), (y) the numerator of which is the amount, as applicable, of the forfeiture or reduction in the Section 48B Credit, and (z) the denominator of which is $ ***** (the "Section 48B Credit Adjustment Percentage"). In addition, Off-Taker shall pay to

9

Provider a lump sum equal to the (y) product of the (A) the Section 48B Credit Amount of ***** dollars ***** ($ *****), multiplied by (B) the Section 48B Credit Adjustment Percentage, further multiplied by (C) the Tons of Coke delivered and accepted by Off-Taker from the commencement of the Initial Operating Period through the Assessment Date (provided, Coke wrongfully rejected by Off-Taker will be deemed for this purpose to have been accepted by Off-Taker) (the "Applicable Coke Tonnage"), plus (z) interest in respect of the product of (x) ***** dollars ***** ($ *****) multiplied by (y) the Section 48B Credit Adjustment Percentage, and further multiplied by (z) the Applicable Coke Tonnage at the actual underpayment rate paid by Sunoco for the applicable quarter as set forth in section 6621 of the Code or the successor provision; computed on a quarterly basis from the effective date of such forfeiture or reduction through the Assessment Date. A hypothetical calculation in respect of the foregoing, including the calculation of such interest, is set forth in Schedule 3.1(b)(iii). Provider shall provide Off-Taker with prompt written notification of such forfeiture or reduction, which shall include the basis for calculating such lump sum amount through the Assessment Date. Provided, however, if the Parties agree to challenge any such proposed forfeiture or reduction of the Section 48B Credit, then costs and charges associated with any such challenge (including, without limitation, attorneys' and consultants' fees) shall be borne equally by Provider and Off-Taker.

(c) <u>O&M Component</u>.

(i) The O&M Component, in respect of the Initial Operating Period and the Initial Year (the "Initial O&M Component"), is the product of (i) $ ***** per Ton of Coke multiplied by (ii) the adjustment factor set forth in Schedule 3.1(c)(i). Provided, however, if the Initial Year commences on or before April 30th, then the O&M Component for such Initial Year shall be determined in the manner set forth in Sections 3.1(c)(ii) - (ix).

(ii) At least ninety (90) calendar days prior to the commencement of each Contract Year, Provider will deliver to Off-Taker a good faith forecast (the "Forecast") that sets forth in reasonable detail the projected O&M Expenses for the next ensuing Contract Year, which shall include sufficient supporting information for Off-Taker to reasonably verify the Forecast. Provider will also provide with the Forecast a projection of the expected production and Coke Price for the current Contract Year. Such Forecast shall be based upon (A) historic operations and maintenance history at other comparable domestic coke making facilities that utilize SunCoke Energy, Inc.'s proprietary heat recovery coke making technology as such history applies to the Plant; (B) historic operations and maintenance history at the Plant; (C) subject to Article VIII and Section 3.3(b), compliance with Governmental Requirements in respect of the Plant; (D) Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year; (E) labor expenses; (F) Prudent Operating and Maintenance Practices reasonably required to maintain the Plant in reasonable operating condition considering the age of the Plant, its originally projected useful life of thirty (30) years, and Provider's obligations under this Agreement (including, without limitation, the Steam and Coke production and the quality requirements set forth in this Agreement); (G) reasonable contingency amounts; (H) the amount of activated carbon or comparable product

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reasonably required to comply with the minimum mercury removal requirement set forth in the Installation Permit; and (1) other conditions specific to the Plant and Provider's performance hereunder (collectively, the "Guidelines"). Such Forecast shall not exceed the applicable O&M Component Limit. Provider shall deliver such Forecast to Off-Taker for approval by it, which approval will not be unreasonably withheld (as set forth in Section 3.1(c)(iii). Provided, however, for the first Contract Year, (i) such Forecast shall be delivered to Off-Taker not less than one hundred-Eighty (180) days prior to the commencement of such first Contract Year, which if such year commences prior to April 30th will be the first Contract Year; and (ii) if Provider has reason to believe that the Initial Year will commence on or before April 30th, then Provider shall prepare a Forecast for such Year and such Forecast shall be pro-rated for the balance of such Year (provided such Year turns out to be the first Contract Year) following the expiration of the Initial Operating Period (namely, the O&M Expenses set forth in the Forecast shall, unless otherwise indicated in such Forecast, be multiplied by a fraction, the numerator of which is number of days transpiring during the applicable balance of such Initial Year, and the denominator of which is the number of days transpiring during such Initial Year). In addition to the Forecast, Provider shall also prepare and provide to Off-Taker an estimate of the anticipated Pass-Through Expenses.

(iii) Within fifteen (15) calendar days following Provider's delivery of each such Forecast to Off-Taker, Provider and Off-Taker shall confer in good faith for the purpose of reviewing and approving such Forecast. Upon approval of such Forecast in Writing by the Off-Taker, the Forecast shall be the approved O&M Expenses for the Contract Year for which the applicable Forecast was prepared and approved. If, within thirty (30) days after Provider's delivery of each such Forecast to Off-Taker, the Parties do not agree up-on such Forecast, then Off-Taker shall promptly deliver to Provider (no later than ten (10) calendar days following the expiration of such thirty (30) day period) Written notice of its disapproval of such Forecast. Such disapproval shall set forth the specific grounds therefore including, without limitation, any alleged inconsistency thereof with the Guidelines, and any such dispute may be referred by either Party to the dispute resolution procedures set forth in Article XI. Provided, however, pending such resolution, (1) the O&M Expenses in respect of the preceding Contract Year plus the product of (y) the O&M Expenses in respect of the preceding Contract Year multiplied by (z) the available Annual Index Percentage for the most recent twelve Month period preceding such Contract Year (collectively, the "Presumed O&M Expenses"), shall be the basis for the O&M Expenses for the period during which such dispute is pending, and (ii) if, following the conclusion of the dispute resolution procedures under Article XI, it is determined that the O&M Expenses approved pursuant to such arbitration are greater or less than the Presumed O&M Expenses, then Off-Taker or, as applicable, Provider shall pay to the other Party the product of such difference between (i) the (y) Presumed O&M Expenses for the applicable Contract Year or, as applicable, in respect of the Initial Year (calculated on a per Ton of Coke basis), and (z) the O&M Expenses approved pursuant to such arbitration (calculated on a per Ton of Coke basis), multiplied by (ii) the Coke Tonnage sold by Provider to Off-Taker based upon such Presumed O&M Expenses, plus (unless otherwise agreed upon by the Parties) interest accrued thereon at the Interest Rate. Such payment shall be, as applicable, added to or credited against the amount otherwise

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payable by Off-Taker to Provider in accordance with Monthly invoice immediately following any such award.

(iv) The Forecasted O&M Component for each Contract Year will be determined in accordance with the following formula:

Forecasted O&M Component = O&M Expenses set forth in the approved Forecast, or as applicable, Presumed O&M Expenses for the applicable Contract Year ÷ Targeted Coke Production in respect of the Coal Blend(s) to be utilized during the applicable Contract Year.

Provided, however, the Forecasted O&M Component shall in no event exceed the product of (i) ***** dollars ($ *****) multiplied by the adjustment factor set forth in Schedule 3.1(c)(iv) (the "O&M Component Limit").

(v) Provider shall, in good faith, endeavor to operate and maintain the Plant in accordance with Prudent Operating and Maintenance Practices and in accordance with the Forecasted O&M Component for the applicable Contract Year. Subject to the foregoing, within sixty (60) calendar days following the conclusion of each Contract Year, Provider will submit to Off-Taker a Written report that summarizes Actual O&M Component for such Contract Year as determined in accordance with the following formula:

*Actual O&M Component = actual O&M Expenses in respect of the applicable Contract Year ÷ (the greater of (y) the sum of their Actual Coke Tonnage produced and Affiliate Supplied Coke delivered during such Contract Year or (z) ***** percent (***** %) of the Targeted Coke Production for the Coal Blend during such Contract Year).*

Actual O&M Expenses shall not include (t) costs in respect any capital improvement as determined in accordance with U.S. GAAP including, without limitation, Government Mandated Additional Capital Expenditures, (u) Pass-Through Expenses (including, without limitation, Government Mandated Additional Expenses), (v) Insurance Costs, (w) subject to Section 8.1(c), penalties or fines imposed by any Governmental Authority arising out of the acts or omissions of Provider unless caused by acts or omissions of Off-Taker, (x) Additional Direct Costs, (y) payments, costs and expenses of Provider's in defending and indemnifying Off-Taker arising out of any easement granted by Off-Taker to Provider in relation to the Plant, and (z) any costs or expenses that are not otherwise O&M Expenses.

(vi) Where, subject to the O&M Component Limit, the Actual O&M Component in respect of a Contract Year is less than the Forecasted O&M Component for such Contract Year, Provider shall credit Off-Taker an amount equal to the product of:

*****

(vii) Where, subject to the O&M Component Limit, the Actual O&M Component in respect of a Contract Year exceeds the Forecasted O&M Component for such Contract Year, Off-Taker shall pay Provider an amount equal to the product of:

*****

(viii) In no case shall the Actual O&M Component in respect of a Contract Year exceed the O&M Component Limit for such Contract Year, and any such exceedance in respect of each calendar quarter transpiring during a Contract Year shall, subject to Section 3.1(c)(x), be at the sole cost and expense of Provider.

(ix) For each calendar quarter transpiring during each respective Contract Year, in order to minimize the annual adjustment made pursuant to Sections 3.1(c)(vi), (vii) and (viii) Provider will provide Off-Taker, within thirty (30) days from the end of each such quarter, with a Written update in respect of Actual O&M Expenses for each such quarter. If, subject to the O&M Component Limit, the Actual O&M Component is greater than the Forecasted O&M Component, then ***** percent (***** %) of the difference multiplied by the Coke Tonnage delivered and invoiced by Provider to Off-Taker during such quarter shall be added to amounts otherwise payable in accordance with the Monthly invoice in respect of the Month following such Written update. If, however, the Actual O&M Component is less than the Forecasted O&M Component, then ***** percent (***** %) of such difference in excess of ***** dollar ($ *****) multiplied by the Coke Tonnage delivered and invoiced by Provider to Off-Taker during such quarter shall be credited to amounts otherwise payable in accordance with the Monthly invoice in respect of the Month following such Written update.

(x) After taking into account the quarterly payments or credits made in accordance with Section 3.1(c)(ix), the net credit (as set forth in Section 3.1(c)(vi)) or the net payment (as set forth in Section 3.1(c)(vii)) in respect of each Contract Year shall, subject to the O&M Component Limit, as applicable, be added to or deducted from the amounts otherwise payable in accordance with the Monthly invoice in respect of the second Month following the end of the applicable Contract Year. Provider will provide Off-Taker with a Written report that sets forth the basis of determining such payment or, as applicable, credit, which shall be subject to reasonable verification by Off-Taker.

(xi) Examples (in spreadsheet format) as respects the basis for calculating such payments or credits in accordance with Section. 3.1(c)(vi) - (x) are set forth in Schedule 3.1(c)(xi)

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(d) <u>Insurance Component</u>.

(i) The Insurance Component is the product of (i) $ ***** per Ton of Coke multiplied by (ii) the percentage change in the published Producer Price Index from the Reference Month through, as applicable, the end of the last calendar quarter prior to commencement (as applicable) of the Initial Operating Period, the Initial Year and each Contract Year (the "Insurance Inflation Adjustment"). The Insurance Component is intended to cover (i) the costs of all premiums or, as applicable, allocations, in respect of required and commercially reasonable insurance coverages for the Plant, Plant operations, and employees of Provider (collectively, the "Insurance Costs"); and (ii) subject to Section 3.1(d)(iii), all insurable damages and losses, and all deductible amounts. It is recognized by both Parties that all insurable damages and losses, and all deductible amounts are to be paid by Provider except for the limitation identified in Section 3.1(d)(iii).

(ii) Provider shall maintain insurance coverages meeting or exceeding the minimums set forth in Schedule 3.3(b), which coverages shall be subject to the maximum deductible amounts set forth in such schedule. Provided, however, in the event such coverages (including deductibles) are not generally available at commercially reasonable premiums due to a material change in the insurance market then, within thirty (30) calendar days following the delivery of Written notice by Provider to Off-Taker of such circumstance, the Parties shall promptly confer in good faith for the purpose of determining, as applicable, a commercially reasonable adjustment in respect of the Insurance Costs and/or, as applicable, the conditions of coverage. If the Parties cannot reach agreement as respects such' adjustment(s) within thirty (30) calendar days thereafter, then such dispute shall be resolved in accordance with Article XI, except that the mediation provisions of such Article shall not apply.

(iii) If the amount of any insured property losses or damages in respect of any single event or occurrence does not exceed the product of (i) seventy five thousand dollars ($75,000.00) multiplied by (ii) the Insurance Inflation Adjustment, then the amount of such property damages or losses shall be O&M Expense(s).

(e) <u>Coal Cost Component</u>.

(i) The Coal Cost Component in respect of each applicable Month is determined as follows:

(A) The Monthly Coal Blend Tonnage is product of the Actual Coke Tonnage for such applicable Month divided by the Guaranteed Coke Yield Percentage.

(B) The Monthly Adjusted Coal Blend Tonnage is the product of the Monthly Coal Blend Tonnage divided by ***** (based upon presumed Coal handling and inventory losses of ***** %).

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(C) The Monthly Moisture Adjusted Coal Blend Tonnage is the Actual Coal Blend Tonnage for such applicable Month ***** that accounts for such moisture *****, as determined in accordance with the following formula:

*Monthly Moisture Adjusted Coal Blend Tonnage = Actual Coal Blend Tonnage x [(1-the actual moisture content ***** of such Actual Coal Blend Tonnage) ÷ *****]*

(D) The Coal Cost per Ton of Coal is the Coal Costs in respect of such applicable Month (as determined in accordance with Section 3.1(e)(iii)) divided by the applicable Monthly Moisture Adjusted Coal Blend Tonnage.

(E) The Coal Cost Component for the applicable Month is the product of (y) the Monthly Adjusted Coal Blend Tonnage multiplied by the Coal Cost per Ton. of Coal, divided by (z) the Actual Coke Tonnage for such applicable Month.

(ii) The Guaranteed Coke Yield Percentage is to be determined each Month in accordance with the following formula:

*Blast furnace coke "dry" yield equals ***** % less the sum of (i) the actual percentage of dry basis volatile matter content in the Coal Blend (based upon Monthly composite results of such volatile matter content); (ii) a ***** ***** percent (***** %) allowance for Breeze; and (iii) a ***** percent (***** %) allowance for net operating losses in the coking process.*

(iii) Coal Costs per Ton of Coal in respect of each Month will be determined based upon the first in/first out accounting convention ("FIFO") consistent with U.S. GAAP.

(f) <u>Stocking and Destocking</u>. If Off-Taker is unable to accept deliveries of Conforming Coke as a result of the inoperability of its conveyors connecting the Coke Delivery Point to its Mill, then:

(i) Provider will provide Off-Taker with appropriate storage at the Plant for up to two thousand (2,000) Tons of Coke. Such Coke will be stored without screening. Off-Taker will pay the Coke Price for such stockpiled Coke Tonnage as reasonably estimated by Provider based on the dimensions of the stockpile and the applicable number of pushes, which payment estimate shall be included in the next invoice under Sections 3.6(a) and (b). Following the stockpiling of such Coke, Off-Taker will exercise commercially reasonable efforts to repair such conveyor as quickly as possible. Coke stockpiled by Provider shall not be required to meet the moisture threshold set forth in Schedule 5.1(b).

(ii) Upon notification by Off-Taker to Provider, Provider will de-stock and screen such stockpiled Coke Tonnage at a commercially reasonable rate and deliver such stockpiled Coke Tonnage to the Coke Delivery Point, and a ***** percent (***** %)

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degradation loss rate for Breeze under Section 3.1(e)(ii) shall be presumed in respect of such de-stocked Coke Tonnage. Once the de-stocking process is completed, the Coke Price charged for such Coke Tonnage under Section 3.1(f)(i) above multiplied by the difference between (i) Provider's Tonnage estimate in respect of the applicable stockpiled Coke Tonnage and (ii) the quotient of such actual de-stocked Coke Tonnage divided by ***** percent (***** %) will be, as applicable, credited by Provider to Off-Taker (if such difference is a positive amount) or will be payable by Off-Taker to Provider (if such difference is a negative amount). Such credit or payment will be incorporated into the next invoice following the delivery thereof.

(iii) Except as provided otherwise in this Section 3.1(f), stockpiled Coke delivered to Off-Taker shall be subject to adjustments and rejection as provided in this Agreement.

3.2 <u>Monthly Feed Water Processing Fee</u>. Throughout the Term and, as applicable, the Option Term, Off-Taker will pay to Provider the Feed Water Processing Fee in respect of the net energy value of Conforming Steam delivered by Provider to the Steam Delivery Point. Such net energy value shall be measured in. units of one million British Thermal Units ("MMBTUs") derived from Conforming Steam deliveries, net of MMBTUs contained in Conforming Feed Water ("Net MMBTUs"). Based upon such net energy value of Conforming Steam (provided Conforming Steam quantities are at or above the Minimum Steam Supply Obligation), the Feed Water Processing Fee is ***** dollars ($ *****) per Net MMBTU. The Monthly Feed Water Processing Fee is the product of (i) the Feed Water Processing Fee multiplied by (ii) such Net MMBTUs delivered in the form of Conforming Steam during each applicable Provisional Period or Month, as determined pursuant to Sections 6.9, 6.10, 6.11 and 6.12. Provided, however, if Off-Taker fails to deliver Conforming Feed Water to the Feed Water Delivery Point, and such failure results in Provider being unable to produce Conforming Steam, then the Monthly Feed Water Processing Fee will include the product of the (i) the Feed Water Processing Fee multiplied by (ii) the Net MMBTUS derived from Conforming Steam that Provider would have been able to produce and deliver to the Steam Delivery Point but for such failure based *****

3.3 <u>Pass-Through Expenses</u>. The Pass-Through Expenses include the following:

(a) <u>Property Taxes</u>. Property taxes attributable to the Plant and paid by Provider net of all available incentives, rebates, distribution of tax increment revenues, abatements and adjustments in respect thereof as the same are actually realized.

(b) <u>Government Mandated Additional Expenses</u>. Subject to the limitation set forth in Section 8.2, ***** percent (***** %) of Government Mandated Additional Expenses.

(c) <u>Quench Water</u>. If the Service Water delivered by Off-Taker to the Plant pursuant to Section 6.14 does not conform to the requirements in respect of Coke quench water set forth in the Installation Permit, then the cost of city water reasonably required for Provider to comply with such requirements. Provided, however, Provider will utilize commercially reasonable efforts to minimize its use of such city water for Coke quenching operations as authorized in this

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Section 3.3(e), and in no event shall such city water consumption used therefore by Provider, exceed ***** (*****) gallons per Month.

(d) <u>Interest Payments</u>. Interest payments payable by Provider to Off-Taker pursuant to the purchase money note between Provider and Off Taker in respect of Provider's purchase of the Property from Off-Taker.

(e) <u>Audit Fees</u>. Commercially reasonable fees and costs incurred by Provider in respect of a nationally recognized firm of public accountants retained by Provider to prepare the audited financial statements and footnotes required in respect of Section 1.5(d). Provided, however, (i) Provider shall obtain from such accounting firm its good faith estimate of the fees and costs of preparing such audited financial statements prior to preparing the same; (ii) Provider will promptly communicate such estimate to Off-Taker; and (iii) Off-Taker may, in its sole discretion, direct Provider to instruct such firm not to proceed with the preparation of such audited financial statements. In that event, if Provider elects, in its sole discretion, to prepare such audited financial statements, then such fees and costs shall be for the sole account of Provider. Provided further, however, if Off-Taker has elected to prepare such audited financial statements and (y) if Provider is required to prepare audited financial statements, or (z) if the ownership interest in Provider or an Affiliate's ownership interest in Provider is transferred in whole or in part to a Third Party Investor, then Off-Taker shall be obligated to pay ***** percent (***** %) of such commercially reasonable audit fees and costs.

(f) <u>Mandatory Government Assessments for Greenhouse Gases</u>. "Mandatory Emission Assessments" means assessments or charges in respect of greenhouse gas emissions (including, without limitation, carbon dioxide emissions) imposed by any Governmental Authority generally on an industry-wide basis which (i) require Provider to purchase from such Governmental Authority, any unaffiliated third party, or applicable offset or credit market, emission offsets or credits, or (ii) is imposed by any Governmental Authority as an assessment or charge in respect of such emissions. For the avoidance of doubt, Mandatory Emission Assessments must be imposed generally on the entire coke producing industry, and do not include assessments or charges that are unique to Provider or Provider's technology. Furthermore, Provider must pursue the most economical and commercially prudent methods for complying with such Mandatory Emission Assessments, and the determination to pay Mandatory Emission Assessments or to purchase emissions offsets or credits to apply against such Mandatory Emission Assessments can not be within (i) Provider's discretion or can not (ii) result from a failure to, or be in lieu of, maintaining or making improvements to the Plant that would otherwise avoid the obligation for Provider (y) to pay such Mandatory Emission Assessment or (z) to purchase emissions offsets or credits to apply against such Mandatory Emission Assessments. If Off-Taker reasonably disagrees with the assessment or amount of such Mandatory Emission Assessments for which Off-Taker may be liable under this Agreement, then at Off-Taker's request, Provider and its Affiliates shall reasonably cooperate with Off-Taker to attempt to resolve such disagreement. Third party out of pocket costs incurred by Provider or its Affiliates in cooperating with a formal challenge by Off-Taker (including, without limitation, attorneys' and consultants' fees) shall be borne entirely by Off-Taker. For the avoidance of doubt penalties and fines, and Government Mandated Additional Expenditures are not Mandatory Emission Assessments under this Section 3.3(f).

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3.4 <u>Taxes</u>. Off-Taker shall pay all Taxes in respect of the sale or purchase of Conforming Coke, Affiliate Supplied Coke, any other Coke Tonnage accepted by Off-Taker (as set forth in Section 5.1(d)) and, as applicable, in respect of the performance of Provider's obligations hereunder including, without limitation, the processing of Feed Water into Steam. For the avoidance of doubt, Taxes are not Government Mandated Additional Expenditures.

3.5 <u>Section 45 Credits</u>.

(a) <u>In General</u>. Provided Off-Taker is not in default of this Agreement, if any Coke or Breeze qualifies for a credit under section 45K of the Code, or any similar or successor provision ("Section 45 Credits") during any Year, then Provider shall provide Off-Taker with a credit in respect of Coke Tonnage and Breeze Tonnage sold by Provider to Off-Taker during such Year.

(b) <u>Sunoco Realized Value</u>. Where Sunoco or its Affiliates are the sole investors in Provider, such credit shall be equal to ***** percent ***** %) of the Sunoco Realized Value of such Section 45 Credits, Such Sunoco Realized Value is the pre-tax value realized by Sunoco in respect of such Section 45 Credits, which shall be determined by dividing the amount of such Section 45 Credits by one (1) minus the sum of (x) and (y), where (x) is the highest marginal federal income tax rate applicable to corporations, minus, in respect of Code Section 199, (i) two (2) percentage points in respect of Years 2008 and 2009, or (ii) ***** percentage points for each subsequent Year during which such Section 45 Credits may be available, and (y) is Sunoco's average state tax rate (subject to such tax rate being federal tax affected). Sunoco's average state tax rate for each Year (adjusted to reflect the federal tax effect) shall be presumed to be ***** % unless Provider can demonstrate a lower rate based on actual consolidated federal taxable income and state income tax expense for such Year. Provided, however, such Sunoco Realized Value shall also take into account any change in law, phase out, the ability of Sunoco to utilize the Section 45 Credits, or other circumstances relevant to such Sunoco Realized Value determination. (The ability of Sunoco to utilize such Section 45 Credits shall be determined by comparing Sunoco's current federal consolidated tax liability with and without the Section 45 Credits attributable to Coke and Breeze sales to Off-Taker in respect of each such Year. If the total amount of Coke and Breeze produced and sold from the Plant in a Year exceeds the daily limit in respect of Section 45 Credits, and if Breeze is sold to any third parties during such Year, then sales in excess of such limit shall first be treated as attributable to Breeze sold to such third party(ies).) The determination of such Sunoco Realized Value in respect of each Year during which Section 45 Credits may be available shall be made on or before October 1St of the subsequent Year and shall be credited on the invoice for such Month, Provided, however, that if there is any change in law that repeals or reduces the amount of the section 199 deduction of the Code, or that limits the benefit or availability of such deduction, in either case with respect to income arising from the sale of Coke or the processing of Feed Water under this Agreement, then the amounts subtracted pursuant to subparts (i) and (ii) of this Section 3.5(b) shall be reduced to reflect such change.

(c) <u>Other Realized Value</u>. Where Sunoco or its Affiliates, and any third party or parties (the "Third Party Investor(s)"), are the investors in Provider, such credit shall be equal to ***** percent (***** %) of the Other Realized Value of such Section 45 Credits. Such Other Realized Value is the product of (i) the percentage interest of Sunoco or its Affiliates and such

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Third Party Investor(s) in respect of the revenue derived from the sale of Coke and Breeze multiplied by, as applicable, (ii) the pre-tax value realized by (y) Sunoco in respect of such Section 45 Credits (as determined in accordance with Section 3.5(b)) and (z) the Third Party Investor(s) as determined in a manner consistent with Section 3.5(b). Provided, however, (i) such Other Realized Value in respect of any Year shall not be less than the Sunoco Realized Value for such Year had such Third Party Investor(s) not been investors in Provider; and (ii) such Other Realized Value shall also take into account any change in law, phase out, the ability of Sunoco or, as applicable, the Third Party Investor(s) to utilize the Section 45 Credits, or other circumstances relevant to such Other Realized Value determination, The determination of such Other Realized Value in respect of each Year during which Section 45 Credits may be available shall be made on or before the last Month of subsequent Year and shall be credited on the invoice for such Month.

(d) <u>Increases or Reductions</u>. If the Sunoco Realized Value or Other Realized Value of any Section 45 Credits on Coke and Breeze sales to Off-Taker is thereafter reduced by the carryback of a net operating loss in respect of an amended return, disallowance of all or a portion of the Section 45 Credits, or the inability of Sunoco or (as applicable) the Third Party Investor(s) to utilize the Section 45 Credits after final resolution of an IRS audit, then Off-Taker shall pay to Provider, within thirty (30) calendar days following Provider's Written notification to Off-Taker of such reduction, an amount equal to (i) ***** percent (***** %) of the Sunoco Realized Value and (as applicable) the Other Realized Value that would otherwise would have been realized but for such reduction plus ***** percent (***** %) of any fines and/or penalties arising from such disallowance, plus (ii) interest thereon, computed from the date of filing of the consolidated income tax return of Sunoco or, as applicable, Third Party Investor(s) through the date on which such amount is paid by Off-Taker to Provider. Such interest shall be equal to the additional interest owed by Sunoco or (as applicable) Third Party Investor(s), or the reduction in interest due to Sunoco or (as applicable) Third Party Investor(s) if Sunoco or (as applicable) Third Party Investor(s) is in an overpayment position, determined by computing Sunoco's or (as applicable) Third Party Investor(s)' federal income tax liability for the Year with and without ***** percent (***** %) of the disallowed or reduced Section 45 credits. If the Sunoco Realized Value and (as applicable) the Other Realized Value of any Section 45 Credits from Coke and Breeze sales to Off-Taker is thereafter increased as a result of the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize the carryover of any unused Section 45 Credits in later taxable years, or the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize additional Section 45 Credits after final resolution of an IRS audit, then Provider will credit Off Taker with an amount equal to (i) ***** percent (***** %) of the Sunoco Realized Value and (as applicable) the Other Realized Value in respect of such increase, plus (ii) interest thereon at the overpayment rate of section 6621 of the Code or the successor provision, computed from the date of filing of the consolidated income tax return of Sunoco or (as applicable) Third Party Investor(s) for the Year in which the credit is utilized through the date on which such amount is credited by Provider to Off-Taker. Any such credit shall be applied to the invoice for such Month during which such Section 45 Credits are utilized.

(e) <u>Schedules</u>. Provider shall prepare schedule(s) showing the calculation of the Section 45 Credits with respect to Coke and Breeze sold to Off-Taker during a Year, not later than thirty (30) days before Provider files its federal income tax return for such Year.

(f) <u>Recomputation</u>. If Provider, and if applicable, any Third Party Investor(s), is claiming more Section 45 Credits than the amount that Off-Taker determines to be appropriate, then for purposes of this Section 3.5, Off-Taker may elect to have the Sunoco Realized Value, and if applicable, the Other Realized Value, determined based on such lower amount of Section 45 Credits (such lower amount referred to as the "Recomputed Section 45 Credit Amount"). If there is a later reduction in any Section 45 Credits claimed by Provider or any Third Party Investor, then Off-Taker's liability under Section 3.5(d) shall be determined only with respect to such reduction below the Recomputed Section 45 Credit Amount. Provider has no obligation to Off-Taker under this Section 3.5 to the extent the amount of Section 45 Credits actually allowed exceed the Recomputed Section 45 Credit Amount.

3.6 <u>Terms of Payment/Invoicing</u>.

(a) <u>Invoicing During the Initial Operating Period and Initial Year (Excluding Pass Through Expenses)</u>.

(i) On or after the third (3rd) business day before the end of each Month prior to 12:00 pm CST during the Initial Operating Period and Initial Year, Provider or its designee will submit to Off-Taker a Written invoice in respect of each such Month. The invoiced amount for such Month shall be the sum of (i) the product of (y) the Coke Price as set forth in Section 3.1(a) for the Initial Operating Period and Initial Year multiplied by (z) the sum of (A) the Coke Tonnage delivered to and accepted by Off-Taker in accordance with this Agreement, and (B) Coke Tonnage placed into storage at the Plant pursuant to Section 3.1(f) between the commencement of the Month and the third business day prior to the end of such Month (as determined according to Section 6.6), (the "Provisional Period"), plus (ii) the applicable Monthly Feed Water Processing Fee for such Provisional Period, plus (iii) during the Initial Year only, amounts payable by Off-Taker to Provider in respect of Affiliate Supplied Coke in respect of such Provisional Period, as set forth in Section 6.4, plus (iv) (as applicable) Breeze sales for such Provisional Period, plus (v) Taxes thereon, plus or minus, as applicable, (vi) the adjustments set forth in Section 3.6(c)(i), and, as respects the Initial Year Section 3.6(c)(iii). Provided, in accordance with FIFO accounting, the Coal Cost Component in respect of such Provisional Period shall be the actual Coal Cost Component for the Month preceding such Provisional Period.

(ii) On the fifteenth (15th) business day of each Month a memo adjustment shall be issued by Provider and delivered to Off-Taker in respect of applicable adjustments set forth in Section 3.6(c). Such adjustments shall be incorporated into the invoice in respect of Provisional Period for such Month.

(b) <u>Invoicing for each Contract Year (Excluding Pass-Through Expenses)</u>.

(i) During each Contract Year, on the third (3ʳᵈ) business day before the end of each Month prior to 12:00 pm CST for the balance of the Term and, as applicable, the Option Term, Provider or its designee shall submit to Off-Taker a Written invoice in respect of each such Month. The invoiced amount for such Month shall be the sum of (i) the product of (y) the Coke Price as set forth in Section 3.1(a) for such Contract Year

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multiplied by (z) the sum of (A) the Coke Tonnage delivered to and accepted by Off-Taker in accordance with this Agreement (as determined according to Section 6.6) for such Provisional Period and, (B) Coke Tonnage placed into storage at the Plant pursuant to Section 3.1(f), and (C) as applicable, Affiliate Supplied Coke Tonnage delivered to the Mill in accordance with Section 6.4, plus (ii) the applicable Monthly Feed Water Processing Fee for such Provisional Period, plus (iii) (as applicable) Breeze sales for such Provisional Period, plus (iv) amounts payable by Off-Taker to Provider in respect of Affiliate Supplied Coke, as set forth in Section 6.4, plus (v) Taxes thereon, plus or minus, as applicable, (vi) the adjustments set forth in Section 3.6(c)(i), Section 3.6(c)(ii) and Section 3.6(c)(iii).

(ii) On the fifteenth (15th) business day of each Month a memo adjustment shall be issued by Provider and delivered to Off-Taker in respect of applicable adjustments set forth in Section 3.6(c). Such adjustments shall be incorporated into the invoice in respect of Provisional Period for such Month.

(c) <u>Adjustments</u>.

(i) During the Initial Operating Period, Initial Year and each Contract Year, amounts payable by Off-Taker to Provider pursuant to Section 3.6(a) and Section 3.6(b) shall be subject to the following adjustments (as applicable):

(A) A debit or credit, as applicable, resulting from the difference between (y) the amount set forth in the invoice for the applicable Provisional Period in respect of Coke Tonnage and, as applicable, Affiliate Supplied Coke Tonnage sales and (z) the product of the applicable Contract Price multiplied by the sum of (1) the Coke Tonnage and, as applicable, Affiliate Supplied Coke Tonnage delivered to and accepted by Off-Taker, and (2) placed into storage at the Plant pursuant to Section 3.1(f) for the applicable Month. Provided, in accordance with FIFO accounting, the Coal Cost Component of the Contract Price in respect of such Month shall be the actual Coal Cost Component for such Month.

(B) A debit or credit, as applicable, resulting from the difference between (y) the Monthly Feed Water Processing Fee amount set forth in the invoice for the applicable Provisional Period and (z) the Monthly Feed Water Processing Fee for the applicable Month.

(C) A debit or credit, as applicable, resulting from the difference between (y) the amount set forth in the invoice for the applicable Provisional Period in respect of Breeze sales and (z) actual Breeze by Off-Taker to Purchaser for the applicable Month;

(D) Any credit or payment in respect of de-stocked Coke Tonnage as determined pursuant to Section 3.1(f)(ii);

(E) Section 45 Credits as set forth in Section 3.5 (including any reductions or increases thereto as set forth in Section 3.5(d));

(F) As applicable, amounts payable pursuant to Article VIII;

(G) Any adjustment to the Coke Price as set forth in Section 5.1(c) and Schedule 5.1(b);

(H) The Coke Price Discount in respect of any Nonconforming Coke Tonnage that is accepted by Off-Taker as set forth in Section 5.1(d)(iii);

(I) Amounts payable by Off-Taker to Provider pursuant to Section 4.2(b);

(J) As applicable, amounts due by Off-Taker to Provider as of the Assessment Date pursuant to Section 3.1(b)(iii); and

(K) As applicable, amounts due by Off-Taker to Provider pursuant to Section 3.3(d).

(ii) During each Contract Year (including the Initial Year where it is the first Contract Year as set forth in Section 3.6(e)(i)), amounts payable by Off-Taker to Provider pursuant to Section 3.6(b) shall be subject to:

(A) Any payment or credit pursuant to, as applicable, Section 3.1(c)(ix);

(B) Any payment or credit pursuant to, as applicable, Section 3.1(c)(vi) and (vii) or Section 3.1(c)(x); and

(C) Amounts payable by Provider to Off-Taker pursuant to Section 6.5.

(iii) During the Initial Year and each Contract Year, amounts payable by Off-Taker to Provider pursuant to, as applicable, Section 3.6(a) and Section 3.6(b), as adjusted in accordance with, as applicable, Sections 3.6(c)(i) and (ii), shall be subject to any liquidated damages arising under Section 6.9(d) (which shall be credited by Provider to Off-Taker).

(d) Pass-Through Expenses. During the Initial Operating Period, Initial Year and each Contract Year, the Pass-Through Expenses shall be included in the Monthly invoice following the Month in which they are respectively incurred, shall be supported by proof as is reasonably satisfactory to Off-Taker, and shall be payable in accordance with Section 3.6(e). In the event Provider sells coke produced at the Plant to a third party, the Pass-Through Expenses shall be prorated in proportion to the Coke purchased by Off-Taker and such third party.

(e) Payment. Subject to Section 3.6(f), invoiced amounts pursuant to this Section 3.6 shall be due and payable in immediately available funds by wire transfer to accounts identified

by Provider or its designee on or before (i) the last business day of the Month during which the invoice is delivered by Provider or its designee to Off-Taker, or (ii) within five (5) business days from Off-Taker's receipt of said invoice if received by Off-Taker later than third (3rd) business day before the end of each Month prior to 12:00 pm CST (the "Due Date"). Such payments shall not be subject to any right of set off or other condition, except for the right of set off granted to Off-Taker under Section 7(j) of the Promissory Note. Overdue amounts shall accrue interest at the Interest Rate from the applicable Due Date.

(f) <u>Overcharged Amounts</u>. If based upon Manifest Error Off-Taker reasonably believes that any invoice incorporates overcharged amounts in respect of amounts properly payable under this Agreement, then Off-Taker shall notify Provider in Writing of such overcharge, including the amount and the basis of such Manifest Error within a reasonable time. Any such overcharged amounts shall be deducted from the current Monthly invoice submitted by Provider to Off-Taker. Subject to the foregoing, undisputed amounts shall be paid as set forth in Section 3.6(e), and the Parties shall attempt, in good faith, to agree upon the disputed amounts within fifteen (15) calendar days after such Written notice is delivered by Off-Taker. If the Parties cannot resolve any such dispute within such fifteen (15) calendar day period, then either Party may invoke the dispute resolution provisions of Article XL Disputed amounts confirmed to be actually due by Off-Taker shall be payable within five (5) business days, and shall accrue interest at the Interest Rate from the applicable Due Date. Provided, however, if (i) a material error (more than one half of one percent (0.5%) shall be considered material) occurs in respect of the Coke or Steam sampling, metering, measurement procedures or standards set forth in this Agreement, and (ii) as a result of such error an adjustment to the Coke Price or the Feed Water Processing Fee can be readily determined and verified, then Provider shall promptly notify Off-Taker of such circumstance and the Parties shall promptly confer to determine in good faith any such adjustment which shall be retroactively applied for such inaccuracy for any period during which such inaccuracy was determined and verified. Such adjustment shall be, as applicable, credited against or added to the next invoice following the Parties' determination thereof.

(g) <u>Final Invoice and Reconciliation</u>. The final invoice for the Term or, as applicable, the Option Term, shall be prepared by Provider within fifteen (15) calendar days following the expiration of the Term or, as applicable, the Option Term and shall reconcile the applicable adjustments set forth in Section 3.6(c) in respect of the final Month of the Term or, as applicable, the Option Term. The net amount payable in respect of such reconciliation shall be payable by the liable Party to the other Party on or before the end of the month following the expiration of the Term or, as applicable, the Option Term.

(h) <u>Invoice Format</u>. Invoices will be according to the examples set forth in Schedule 3.6(h).

3.7 <u>Breeze</u>. Provider shall retain all Breeze for its own account all proceeds from the sale or other disposition of Breeze. Provided, however, during each Year, Off-Taker may, at its option, purchase such Breeze for the market price thereof f.o.b. the Plant in effect as of the date Off-Taker exercises that option. Such market price shall be based upon, as applicable, pending offers by third parties to purchase such Breeze or, as applicable, prevailing market conditions. Provider shall provide Off-Taker with written notice of the market price for Breeze along with supporting documentation to establish the basis for such market price at least one hundred twenty

(120) calendar days prior to the commencement of the applicable Contract Year. In order to exercise that option, Off-Taker must notify Provider, in Writing, of its exercise thereof at least ninety (90) calendar days prior to the commencement of the applicable Contract Year.

3.8 <u>Audit Rights</u>.

(a) <u>Books and Records</u>. Provider shall maintain, in accurate and complete order, all books and records (whether in printed, electronic or other format) associated with the charges invoiced to and paid by Off-Taker pursuant to this Agreement, and debits due to Provider and credits due to Off-Taker pursuant to this Agreement. Such books and records shall also include (without limitation) all records relating to any (i) claim(s) for allowable adjustment of the Coke Price or the Monthly Feed Water Processing Fee; (ii) data and information relating to the quality, supply or production of Coal, Coke and/or Steam; (iii) determination of debits and credits under this Agreement, (iv) entertainment, gifts and/or business, financial or other transactions between Provider and any employees of Off-Taker; (v) allowable termination costs and damages under Article X; and (vi) any other allowable charges covered under this Agreement. Such books and records, and all other books and records of Provider relating to this Agreement, shall be open to inspection and/or audit by representatives of Off-Taker during reasonable business hours during the life of this Agreement and for a period of three (3) years thereafter. Off-Taker shall also be authorized to conduct an ethics review.

(b) <u>Notice</u>. Off-Taker shall provide Provider with at least two (2) business days Written notice prior to its commencement of any such review and inspection. Such review and inspection shall take place at the place in which such books and records are customarily maintained.

(c) <u>Provider Cooperation</u>. Any failure by Provider to cooperate fully in producing or making available all books and records covered by a audit request by Off-Taker hereunder, so as to permit a timely and complete inspection and audit thereof by Off-Taker, shall constitute a material breach of this Agreement.

3.9 <u>Production Reports</u>. Provider will submit to Off-Taker a production report for each production shift summarizing the Coke quality and Tonnage of Conforming Coke produced as mutually agreed by the Parties at the commencement of the Initial Operating Period.


ARTICLE IV
COAL COMMITTEE AND THE COAL BLEND


4.1 <u>Coal Committee</u>.

(a) <u>Authority</u>. The Coal Committee shall select, by majority vote, Coal Blends that conform to the Coal Blend Standards, and may make recommendations to Provider regarding the acquisition of Coals in respect of this Agreement and related testing, blending, handling and delivery procedures. Off-Taker and Provider shall each be entitled to exercise one vote in respect of Coal Committee matters. Meetings of the Coal Committee shall be scheduled at intervals and at locations to be mutually agreed upon by the Parties. In the event of a tie, Off-

Taker shall have the final and deciding vote; provided, however, Off-Taker shall not utilize such final and deciding vote to select a Coal Blend that does not conform to the Coal Blend Standards.

(b) <u>Selection of Coal Blends</u>. The Coal Committee shall select the initial Coal Blend at least three (3) Months prior to the commencement of the Initial Operating Period. Provider shall keep Off-Taker regularly informed as to the status of the construction of the Plant and the anticipated commencement of the Initial Operating Period. Thereafter, it is the expectation of the Parties that, on an annual basis (generally coinciding with each Contract Year or more frequently if reasonably necessary), Provider will perform analysis and testing with respect to Coal Blends recommended by the Coal Committee for the purpose of selecting the Coal Blend for such Contract Year.

(c) <u>Coal Committee By-Laws</u>. Within ninety (90) days following the Effective Date, the Parties shall adopt by-laws in respect of the Coal Committee consistent with this Agreement.

4.2 <u>Provider's Responsibilities</u>.

(a) <u>Coals and Coal Blends</u>. Provider will develop good faith estimates of Coal Costs for each Coal Blend evaluated by the Coal Committee. Provider will exercise reasonable commercial efforts to purchase the Coals comprising the Coal Blends selected by the Coal Committee at the commercially favorable prices, terms and conditions (based upon prevailing market conditions, the quantities of Coals purchased and other relevant conditions), to cause each Coal Blend used in the production of Coke to conform to the selected Coal Blend, and to implement the recommendations of the Coal Committee. Unless otherwise authorized by the Coal Committee, Provider will not purchase Coal from its Affiliates. Provider will retain the responsibility and authority for daily operating matters involving the Coal Blends and compliance with the Guaranteed Coke Quality Standards, and to meet the Targeted Coke Production without any requirement to consult with or obtain the approval of the Coal Committee. Such responsibility includes, without limitation, the management of contractors that are involved in the unloading, storing, blending, transporting or delivering Coals to the Plant, monitoring, verifying and enforcing Coal specifications for Coal purchased by Provider, monitoring, verifying and enforcing Coal delivery schedules, and informing Off-Taker, as may reasonably be required by Off-Taker, of the status of these activities. Provider shall perforce its responsibilities hereunder in a commercially reasonable manner with due regard for minimizing Coal Costs while maintaining ratable Coke and Steam production.

(b) <u>Trial Coal Blends</u>. Upon the reasonable request of Off-Taker, Provider shall process blends of Coals for trial purposes at the Plant for up to ***** (*****) Coal blend trials in each Contract Year as an O&M Expense, Coke produced from such trial Coal blends shall be delivered by Provider to Off-Taker at the Coke Delivery Point. If Off-Taker requires Provider to process more than ***** (*****) trial blends after receipt and approval by Off-taker of Provider's estimated direct additional costs, then Off-Taker shall reimburse Provider for Provider's direct additional costs as can be identified by Provider and verified by Off-Taker in respect of the additional trials ("Additional Direct Costs").

(c) <u>Coal Inventory</u>. Provider will maintain an inventory of Coals at the Plant and any local storage sites (excluding coal on barges) whereby the inventory of Coals are immediately

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available to the Plant sufficient to produce not less than ***** (*****) days of Conforming Coke, with a Monthly average of ***** (*****) such days, based on the applicable Targeted Coke Production (the "Minimum Coal Inventory"). If, at any time, Provider has reason to believe that the Plant's Coal inventory will be less then the Minimum Coal Inventory, then it will promptly notify Off-Taker thereof in its capacity as a member of the Coal Committee. Such notice will include the reason for such shortfall, and (as applicable) any recommendations of Provider to remedy such shortfall. The Coal Committee shall confer within two (2) business days thereof, and shall confer in good faith on measures and actions to alleviate such shortfall as soon as possible.• Provider shall use commercially reasonable efforts to take actions to alleviate such shortfall as soon as possible.

(d) <u>Coal Blends</u>. Subject to Section 4.2(e), Provider will be solely responsible for daily operating matters involving each Coal Blend. In connection therewith, Provider will blend each Coal Blend such that the composition of each of the Coals within such Coal Blend is within ***** percent (***** %) of the composition of each of the Coals comprising the selected Coal Blend.

(e) <u>Sampling and Testing</u>. Prior to purchasing any of the Coals comprising any Coal Blend selected by the Coal Committee (except for the sampling and testing thereof for the purpose of determining whether such coals should be incorporated into a Coal Blend), sampling and testing of all such Coals shall be performed in a manner reasonably acceptable to Off-Taker and Provider, and they shall be provided with a reasonable opportunity to review and, if appropriate, object to such test results. In addition, Provider or its designee shall also maintain a quality control program in respect of Coal blending in accordance with generally accepted industry practice, which shall be reasonably satisfactory to Off-Taker. Such quality control program is to include, without limitation, procedures for sampling, testing and reporting Coal Blend quality charged into the coke ovens at the Plant.

(f) <u>Unsuitability of Selected Coal Blend</u>. If the Coal Blend selected by the Coal Committee does not in practice conform to the Coal Blend Standards and such failure to conform is not caused in material part by Provider's failure to comply with its obligations under this Agreement, or if sufficient quantities of any Coal utilized in any Coal Blend is not made available to Provider upon Provider's exercise of commercially reasonable efforts to obtain such sufficient quantities, or if the use by Provider of the Coal Blend originally selected by the Coal Committee materially and adversely affects the Plant or Provider's ability to comply with its obligations under this Agreement, then Provider shall promptly inform Off-Taker of such circumstance and the Coal Committee shall thereafter select in good faith, as soon as reasonably possible (but no later than fifteen (15) calendar days following such notification by Provider), a new Coal Blend that complies with the Coal Blend Standards. Pending selection of any such new Coal Blend that complies with the Coal Blend Standards, Provider will have the authority to utilize a provisional Coal Blend that incorporates the Coals available at the Plant which, in Provider's judgment, meets or reasonably approximates the Coal Blend Standards, including (without limitation) a Coal Blend that will actually produce Coke that will reasonably conform to the "mean" Guaranteed Coke Quality Standards set forth in Schedule 5.1(b) or any successor standards. Provider will give Off-Taker prior notice of use of a provisional Coal Blend as authorized hereunder, with such notice to include the composition of the provisional Coal Blend. If any such provisional Coal Blend does not produce Coke that conforms to the Guaranteed Coke

Quality Standards, and such nonconformity is not caused by any material failure of Provider to comply with its obligations under this Agreement, (including but not limited to, any failure by Provider to properly blend the Coals comprising such provisional Coal Blend or to properly process any such provisional Coal Blend into Coke), then the Guaranteed Coke Quality Standards shall be modified (excluding the moisture and sizing parameters) based upon the composition of such provisional Coal Blend ("Provisional Guaranteed Coke Quality Standards"); provided, however, in no event shall the Coke quality under the Provisional Guaranteed Coke Quality Standards fall outside the applicable "reject" limits set forth in Schedule 4.2(f). Off-Taker shall accept such Coke Tonnage produced from a provisional Coal Blend where its quality does not exceed or is less than, as applicable, the "reject" limits set forth in Schedule 4.2(f) based upon an analysis of each applicable daily composite sample; provided, however, (1) if the quality of such Coke Tonnage does not conform to the applicable "threshold" limits set forth in Schedule 4.2(f), then (as applicable), the Coke Price in respect of such Coke Tonnage will be adjusted according to Provisional Guaranteed Coke Quality Standards (provided such adjustments will be consistent with the Coke Price adjustments set forth in Schedule 5.1(b)); and (ii) if the quality of such Coke Tonnage exceeds or, as applicable, is less than the "reject" set forth in Schedule 4.2(f) (based upon an analysis of each applicable daily composite sample), then such Coke Tonnage shall be accepted or rejected according to the provisions set forth in Section 5.1(d) and, if accepted, the Contract Price for such Coke will be reduced by the Coke Price discount set forth in Section 5.1(d)(iii). Where applicable, the Minimum Steam Supply Obligation shall be equitably adjusted in accordance with commercially reasonable standards for the period during which Provider utilizes such Coals available at the Plant which, in Provider's reasonable judgment, meet or reasonably approximate the Coal Blend Standards. Provider shall (i) provide Off-Taker with prompt Written notice of such circumstance, and the basis for any application of the Provisional Coke Quality Standards or the Minimum Steam Supply Obligation; and (ii) exercise best efforts to select a new Coal Blend utilizing Coals available at the Plant that, in Provider's judgment, will produce Conforming Coke.

ARTICLE V
COKE, FEED WATER AND STEAM QUALITY

5.1 <u>Guaranteed Coke Quality Standards</u>.

(a) <u>Coke Sampling and Analysis</u>. Coke to be delivered to Off-Taker will be sampled by an automatic swing arm cross cut sampler located within the Plant that will collect a composite coke sample at least once each eight (8) hour production turn in accordance with ASTM standards. Such samples will be analyzed by an independent laboratory selected by Provider and approved by Off-Taker (which approval shall not be unreasonably withheld) in accordance with ASTM Standards, or such other standards agreed upon by the Parties in Writing. Off-Taker shall be provided with a referee split of all samples. Such independent laboratory shall retain such samples for not less than thirty (30) calendar days. Moisture, sulfur, ash, volatile matter, stability, size and phosphorous will be tested and analyzed on (i) a daily basis (for the purpose of determining whether Coke is Conforming Coke) and (ii) on a Weekly basis (for the purpose of determining any Coke Price adjustments pursuant to the "Threshold" limits set forth in Schedule 5.1 (b)), based in each case upon an arithmetical average of such shift samples. CSR shall be determined on a Weekly basis based upon a composite of such shift samples. A designated representative of Off-Taker will be entitled to be present during such

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sampling, preparation and analysis upon reasonable verbal notice of its intention to be present during such sampling, preparation and analysis, and Off-Taker may audit such sampling and analysis procedures for the purpose of determining whether such procedures conform to ASTM Standards. Provider will report the results thereof to Off-Taker as soon as those results are available. Absent Manifest Error, those results shall be conclusive and binding on the Parties for the purposes of determining conformity with the Guaranteed Coke Quality Standards and any adjustments to the Coke Price as set forth in Sections 5.1(c), 5.1(d)(iii) and 5.1(d)(iv) and Schedule 5.1(b).

(b) <u>Description</u>. Coke shall conform to the Guaranteed Coke Quality Standards set forth in Schedule 5.1(b), and Provider will use commercially reasonable efforts to achieve conformity with the "mean" Guaranteed Coke Quality Standards set forth in Schedule 5.1(b). Except for Nonconforming Coke, conformance with the Guaranteed Coke -Quality Standards will be determined based upon the Weekly average of the analysis of each daily composite sample.

(c) <u>Price Adjustments</u>. If Coke Tonnage or Affiliate Supplied Coke Tonnage does not conform to the applicable "threshold" limits set forth in Schedule 5.1(b), then (as applicable) the Coke Price in respect of such Coke Tonnage will be adjusted as set forth in Schedule 5.1(b). In addition, Provider will implement prompt corrective measures to correct any such nonconformity in respect of further Coke shipments and will promptly inform Off-Taker in Writing of such corrective measures.

(d) <u>Nonconforming Coke</u>.

(i) If the quality of Coke or Affiliate Supplied Coke Tonnage exceeds or, as applicable, is less than the "reject" set forth in Schedule 5.1(b) based upon an analysis of each applicable daily composite sample ("Nonconforming Coke"), then (as applicable) Off-Taker shall have the right, subject to the provisions set forth in this Section 5.1(d), to reject such Nonconforming Coke. In addition, Provider will implement appropriate corrective measures prior to further Coke or Affiliate Supplied Coke deliveries to Off-Taker, and will promptly inform Off-Taker in Writing of such corrective measures.

(ii) Not less than sixteen (16) hours prior to pushing, Provider shall immediately notify Off-Taker's designee at the Mill in Writing if Provider (i) has reason to believe that the Plant will produce Nonconforming Coke, and (ii) intends to deliver such Nonconforming Coke to Off-Taker. Such notice will include the basis for Provider's determination, its reasonable estimate of the quality of such Nonconforming Coke (particularly with respect to the "reject" standards set forth in Schedule 5.1(b)), and the estimated delivery time of such Nonconforming Coke. Following such notification but prior to the delivery of such (presumptive) Nonconforming Coke, Off-Taker may reject such (presumptive) Nonconforming Coke. Provided, however, Provider may subsequently blend such (presumptive) Nonconforming Coke into other Coke such that such blended Coke is not Nonconforming Coke. Off-Taker may rely on Provider's notice as accurate and shall be deemed to have properly rejected such (presumptive) Nonconforming Coke regardless of whether or not it is determined to meet the Guaranteed Coke Quality Standards. In the event such (presumptive) Nonconforming

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Coke is properly rejected by Off-Taker, Provider will (x) not be entitled to payment of the Coke Price in respect of such Nonconforming Coke Tonnage, (y) Provider will accept all risk of loss, damage, or destruction in respect thereof, and (z) Off-Taker may require Provider to make up the corresponding shortfall pursuant to a reasonable shipment schedule to be specified by Off-Taker.

(iii) Off-Taker may, in its sole discretion, elect to accept and purchase (presumptive) Nonconforming Coke Tonnage for ***** percent (***** %) of the Coke Price per Ton in respect of such Nonconforming Coke Tonnage (which reduction shall be deemed to incorporate the price adjustment in Schedule 5.1(b)). Provided, however, it shall be presumed that Off-Taker made such an election if Nonconforming Coke is consumed or commingled with any other coke acquired by Off-Taker, unless such commingling results from Provider's failure to provide the Written notice required under Section 5.1(d)(ii). Payment for such Nonconforming Coke Tonnage shall be made in accordance with Section 3.6(c)(i)(H),

(iv) In the event (presumptive) Nonconforming Coke is later determined to meet the Guaranteed Coke Quality Standards, Off-Taker shall have no liability for such rejected (presumptive) Nonconforming Coke and Provider may thereafter deliver such Coke to Off-Taker subject to the Guaranteed Coke Quality Standards. If Coke is delivered to Off-Taker and is subsequently determined to be Nonconforming, then the Coke Price will be reduced in the manner set forth in Section 5.1(d)(iii).

(e) Changes to Quality Standards. In conjunction with the annual review of the Coal Blends by the Coal Committee, Off-Taker may request reasonable revisions to the Guaranteed Coke Quality Standards. Promptly after receipt of Off-Taker's request, Provider will enter into good faith discussions with Off-Taker regarding such changes; provided, however, Provider will not be required to make any adjustment that would have a detrimental effect on (i) Coal Blend Standards; (ii) Provider's economic returns (including, without limitation, the operating or capital costs associated with the Plant, the "threshold" or "reject" Guaranteed Coke Quality Standards, or the Minimum Steam Supply Obligation), and/or (iii) contracts between Provider and third parties including, without limitation, Coal purchase contracts. Any increase or decrease in costs and charges associated with any such change shall be for the account of Off Taker. If the Parties are unable to reach agreement as respects any such proposed revisions, then such dispute shall be subject to the dispute resolution procedures set forth in Article XL.

5.2 Conforming Feed Water.

(a) Description. Conforming Feed Water shall be treated Feed Water that conforms to the specifications thereof in respect of (i) temperature and (ii) pH and cation conductivity (collectively, the "Feed Water Constituents") set forth in Schedule 5.2.

(b) Measurement. The temperature and Feed Water Constituents of Feed Water shall be determined in the manner set forth in Section 6.8.

5.3 Conforming Steam.

(a) <u>Description</u>. Conforming Steam is Steam that meets the specifications thereof in respect of temperature, and sodium and silica (the "Steam Constituents") set forth in Schedule 5.3 .

(b) <u>Measurement</u>. The temperature and Steam Constituents of Steam shall be determined in the manner set forth in Section 6.10.

5.4 <u>Feed Water and Steam, Pressure</u>. The Parties acknowledge that:

(i) Based upon the Typical Coal Blend, the design basis of the Feed Water Supply system is based upon a nominal Feed Water pressure of ***** psig at the Feed Water Delivery Point;

(ii) Based upon such nominal Feed Water pressure, the design basis of the Steam supply system is based upon a nominal pressure ***** % at the Steam Delivery Point;

(iii) Based upon the range of Coal Blends allowed under Coal Blend Standards, Provider may require a Feed Water pressure of up to ***** psig at the Feed Water Delivery Point; and

(iv) Final control of the Steam pressure, Feed Water pressure and Feed water temperature is maintained by Off-Taker by means of its operation of its Steam condensing system and Feed Water system, provided Provider's Steam system is operating in material compliance with the General Facility Operating Guidelines.

5.5 <u>General Facility Operating Guidelines</u>. The Parties will jointly develop a document to be designated as the "General Facility Operating Guidelines". The purpose of such document will be to adopt protocols in respect of the proper and efficient operation and maintenance of equipment associated with Feed Water and Steam deliveries and processing located within the Plant and the Mill including, without limitation, the HRSGs and the turbine utilized by Off Taker in respect of steam deliveries. Such protocols will include coordination of operational start up and shut down procedures, (subject to Sections 5.2, 5.3 and 6.7 through 6.12) standards in respect of Feed Water and Steam purity consistent with ASME standards, sampling testing procedures in respect of such purity standards consistent with applicable ASTM Standards, and applicable corrective action protocols for the failure to meet purity standards set forth in Schedules 5.2 and 5.3 and, as applicable, ASME standards. The Parties will exercise best efforts to complete such document not later than sixty (60) days prior to the commencement of the Initial Operating Period.

5.6 <u>Exclusivity</u>. THE WARRANTIES AND REMEDIES EXPRESSLY SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, IMPLIED IN FACT OR IN LAW, AND WHETHER BASED ON STATUTE, CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE VI
OBLIGATIONS RELATED TO COKE AND FEED WATER PROCESSING

6.1 <u>Coke Supply during the Initial Operating Period</u>. During the Initial Operating Period, Provider shall sell, and Off-Taker shall purchase, all Conforming Coke Tonnage from the Plant as it is produced.

6.2 <u>Coke Supply and Purchase Obligation</u>.

(a) <u>Description</u>. For each Contract Year, the Coke Supply and Purchase Obligation is not less than ninety percent (90%), nor more than one hundred five percent (105%) of the Targeted Coke Production. During the Initial Year the Coke Supply and Purchase Obligation is a fraction of such Tonnage, the numerator of which is the number of calendar days transpiring during each such Initial Year and the denominator of which is 365.

(b) <u>Right of First Refusal</u>. If Provider reasonably believes that it will produce Coke Tonnage in excess of the maximum range of the Coke Supply and Purchase Obligation, then it shall promptly notify Off-Taker in Writing of such circumstance. Such notice shall include Provider's good faith estimate of such exceedance. Off-Taker shall have the right to purchase such excess Coke tonnage for the Coke Price, subject to the terms, conditions and requirements of this Agreement. Such right shall be exercisable upon Off-Taker's delivery of written notice thereof, provided such Written notice is delivered not more than fifteen (15) calendar days following Provider's delivery of its notice in respect of such exceedance.

6.3 <u>Ratability of Coke Supply</u>. Following the Initial Operating Period, Provider shall deliver Coke to Off-Taker on a ratable basis, such that for any consecutive four (4) Week period on a rolling basis Provider shall deliver not less than ***** % of the Targeted Coke Production or more than ***** % of the Targeted Coke Production (the "Minimum Ratability Standard").

6.4 <u>Affiliate Supplied Coke</u>. If, at any point during any Contract Year, Provider has reason to believe that the Plant will be unable to produce sufficient Coke Tonnage to meet the minimum range of the Coke Supply and Purchase Obligation or the Minimum Ratability Standard (each, a "Production Shortfall"), then it shall promptly provide Written notice of same to Off-Taker, and Provider shall exercise commercially reasonable efforts to obtain Affiliate Supplied Coke in the amount of any corresponding Production Shortfall, to the extent such Affiliate Supplied Coke is available. The price Off-Taker shall pay for Affiliated Supplied Coke Tonnage shall be the current Coke Price for equivalent Coke Tonnage f.o.b. the Mill, subject to any adjustment thereto pursuant to Schedule 5.1(b). Provider shall arrange for the delivery of Affiliate Supplied Coke to the Mill, and shall exercise commercially reasonable, good faith efforts to arrange for such deliveries in accordance with Off-Taker's requested delivery schedule. Payment by Off-Taker to Provider for such Affiliate Supplied Coke shall be payable on the Due Date in respect of the Month during which such Affiliate Party Supplied Coke is delivered to Off-Taker. Off-Taker, in its sole discretion, shall have the right to waive a Production Shortfall and Provider's obligation to provide Affiliate Supplied Coke by providing Provider with Written notice following its receipt of notice from Provider of any such Production Shortfall. Off-Taker's notice shall set forth the duration and extent of such waiver.

6.5 <u>Off-Taker Obtained Coke</u>. Provider will promptly notify Off-Taker in Writing in the event it reasonably believes that a Production Shortfall will occur whereby it will be unable to supply Affiliate Supplied Coke to meet Off-Taker's delivery schedule to cover such Production Shortfall. Such notice shall include Provider's reasonable estimation of the corresponding shortfall by Week and duration of the shortfall. Following Off-Taker's receipt of such notice, Off Taker may make commercially reasonable arrangements to acquire Off-Taker Obtained Coke, and Off-Taker shall so notify Provider in Writing of such arrangements. If the commercially reasonable price of Off-Taker Obtained Coke plus the actual, direct costs incurred by Off-Taker to deliver such Off-Taker Obtained Coke fob. the Mill is greater than the Coke Price for equivalent Coke Tonnage, then Provider shall reimburse Off-Taker for the amount of such excess. Such reimbursement shall be deducted from the amount otherwise payable in accordance with the Monthly invoice. If no Monthly invoice will be issued subsequent to such determination of the amount to be reimbursed by Provider, then such payment shall be due and payable by wire transfer within three (3) business days from the date of Off-Taker's Written notice thereof to Provider. If Off-Taker secures Off-Taker Obtained Coke, then it shall use commercially reasonable efforts to limit its use of Off-Taker Obtained Coke to the time period for which Off-Taker reasonably believes, based on facts and circumstances disclosed in Writing by provider to Off-Taker, that the Production Shortfall will not be covered by Affiliate Supplied Coke.

6.6 <u>Determination of Coke Tonnage</u>. Provider will weigh all Coke delivered to Off-Taker by utilizing the outbound belt scales located within the Plant. Such scale shall have an accuracy of not less than plus or minus one quarter of one percent (+/- 0.25%), and Provider shall (i) calibrate such belt scale based upon a material test in accordance with the manufacturer's instructions and the Association of American Railroads Scale Handbook 2006 Edition, at commercially reasonable intervals not less than two (2) times during the Initial Year and each Calendar Year; and (ii) perform periodic checks in respect of such belt scale in accordance with the manufacturer's instructions, and a protocol to be agreed upon by the parties to perform daily, Weekly and other periodic maintenance and testing to maintain accuracy. A representative of such belt scale manufacturer will be present during and will approve each such materials test calibration, and Provider will provide Off-Taker with reasonable advance notice of such materials test calibration such that its designated representative(s) may be present during such materials test calibration. Provider shall also develop a protocol in respect of periodic testing of such belt scale between such calibrations, which shall be subject to approval of Off-Taker, such approval not to be unreasonably withheld. Off-Taker may at its cost, reasonably require such scales to be calibrated at more frequent intervals upon reasonable Written notice to Provider. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties. All Coke Tonnage shall be adjusted to a ***** (***** %) moisture content based on the moisture sampling and analysis procedures under Section 5.1(a) in accordance with the following formula:

Tons Sold = (Total tons x (1- actual percentage moisture content)) ÷ *****

6.7 <u>Supply of Conforming Feed Water</u>.

(a) <u>In General</u>. Off-Taker shall supply, at no cost to Provider, all Conforming Feed Water reasonably required by Provider to operate the HRSGs in accordance with Prudent

Operating and Maintenance Practices at a rate up to ***** lbs/hr (the "Feed Water Supply Obligation"). Such Conforming Feed Water shall be provided on an instant (continuous) basis, and shall be delivered to the Feed Water Delivery Point.

(b) <u>Non-Waiver</u>. Provider's acceptance of Feed Water that is not Conforming Feed Water shall not be construed as an ongoing waiver by Provider of Off-Taker's obligation to provide Conforming Feed Water in accordance with Provider's requirements.

6.8 <u>Determination of Feed Water Flow, Temperature, Pressure and Purity</u>.

(a) <u>In General</u>. Each Month, (i) the quantity of Feed Water delivered by Off-Taker to Provider during such Month shall be determined based upon the flow, pressure and temperature measurements of Feed Water conducted pursuant to Section 6.8(d) during such Month, and (ii) the quantity of Conforming Feed Water in respect of such Feed Water shall be determined based upon the temperature measurements of Feed Water conducted pursuant to Section 6.8(d) and the measurement of the Feed Water Constituents conducted pursuant to Section 6.8(g).

(b) <u>Provider Feed Water Instruments</u>. Provider shall, subject to Section 6.8(j), install (i) one (1) flow meter at the Feed Water Measurement Point, which shall continuously measure Feed Water flow (the "Provider Feed Water Flow Meter" and (ii) one (1) pressure instrument and one (1) temperature instrument at the Feed Water Measurement Point (to compensate the flow measurement), which shall continuously measure Feed Water temperature and pressure (each, a "Provider Feed Water Instrument" and, collectively, the "Provider Feed Water Instruments"). The Provider Feed Water Flow Meter shall measure Feed Water flow to an accuracy of not less than plus or minus one percent (+/- 1%). The Provider Feed Water Instruments shall respectively measure Feed Water pressure to accuracy of not less than plus or minus one percent (+/- 1%), and Feed Water temperature to accuracy of not less than plus or minus five degrees Fahrenheit (+/- 5° F).

(c) <u>Off-Taker Feed Water Instruments</u>. Off-Taker will, subject to Section 6.8(j), install reasonably proximate to the Feed Water Delivery Point (i) one (1) similarly designed flow meter, which shall continuously measure Feed Water flow and (ii) one (1) similarly designed pressure and one (1) similarly designed temperature instrument (to compensate the flow measurement), which shall continuously measure Feed Water temperature and pressure (collectively, the "Off-Taker Feed Water Instruments") in accordance with the respective levels of accuracy set forth in Section 6.8(b).

(d) <u>Feed Water Flow, Pressure and Temperature Measurement Procedures</u>. When the Provider Feed Water Flow Meter and both Provider Feed Water Instruments are operating as designed, their respective measurements will be used to determine the flow, temperature and pressure of all corresponding Feed Water delivered to the Feed Water Measuring Point. If, however, the Provider Feed Water Flow Meter or any Provider Feed Water Instrument is not operating as designed, and the Off-Taker Feed Water Instruments are all operating as designed, then the Off-Taker Feed Water Instruments will be utilized to determine the Feed Water flow rate, temperature and pressure during the period of inoperability in respect of the Provider Feed Water Flow Meter or any Provider Feed Water Instrument. Absent Manifest Error, such (applicable) measurements shall be binding and conclusive on the Parties.

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(e) <u>Provider Feed Water Monitoring Equipment</u>. Provider will, subject to Section 6.8(j), install redundant sample analyzers in respect of the Feed Water Constituents at the Feed Water Measurement Point (individually and collectively, "Provider Feed Water Monitoring Equipment"), Such Provider Feed Water Monitoring Equipment shall measure the Feed Water Constituents to the applicable levels of accuracy set forth in Schedule 5.2 relative to the applicable determined values. Sampling will be performed on a continuous basis in accordance with ASTM Standards.

(f) <u>Off-Taker Feed Water Monitoring Equipment</u>. Of Taker Will, subject to Section 6.8(j), install similarly designed sample analyzers in respect of the Feed Water Constituents reasonably proximate to the Feed Water Delivery Point (the "Off-Taker Feed Water Monitoring Equipment"), which shall measure the Feed Water Constituents to the applicable levels of accuracy set forth in Schedule 5.2. As applicable, sampling of the Feed Water Constituents will be performed on a continuous basis in accordance with ASTM Standards.

(g) <u>Feed Water Constituent Measurement Procedures</u>. When either of the redundant Provider Feed Water Monitoring Equipment is operating as designed, the corresponding measurements will be used to measure the Feed Water Constituents of all corresponding Feed Water delivered to the Feed Water Measuring Point. If, however, both of the redundant Provider Feed Water Monitoring Equipment are not operating as designed, and the Off-Taker Feed Water Monitoring Equipment is operating as designed, then the Off-Taker Feed Water Monitoring Equipment will be utilized to determine the Feed, Water Constituents during the period of inoperability in respect of both of. the redundant Provider Feed Water Monitoring Equipment. Absent Manifest Error, such (applicable) measurements shall be binding and conclusive on the Parties.

(h) <u>Instrument Failures</u>. If the Provider Feed Water Flow Meter or any Provider Feed Water Instrument, and the Off-Taker Feed Water Instruments are not operating as designed then, provided the flow of sufficient quantities of Feed Water continues on an uninterrupted basis, the quantity of Feed Water in MMBTU's delivered during such period of inoperability shall be deemed to be the product of (y) the average MMBTU's of Feed Water delivered during the one hundred twenty (120) hour period that immediately precedes such occurrence, subject to a proportionate adjustment (as applicable) for any increase or decrease in the number of HRSGs operating during such 120 hour period relative to the number if such FIRSGs operating during such period of inoperability, and (z) the duration (rounded to the nearest minute) of such failure. If either of the temperature instruments in respect of the Provider Feed Water Instrument or the Off-Taker Feed Water Instruments are not operating as designed, or if the redundant Provider Feed Water Monitoring Equipment and the Off-Taker Feed Water Monitoring Equipment are not operating as designed, then all Feed Water delivered during period of inoperability shall be presumed to be Conforming Feed Water unless Provider can otherwise demonstrate the existence of a nonconformity in respect of the Feed Water Constituents to the reasonable satisfaction of Off-Taker.

(i) <u>Approval Rights</u>. The Provider Feed Water Flow Meter, Provider Feed Water Instruments, Off-Taker Feed Water Instruments, Provider Feed Water Monitoring Equipment and Off-Taker Feed Water Monitoring Equipment shall be subject to the approval of the Parties,

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and the Parties shall approve the same, in Writing, at least six (6) Months prior to the commencement of the Initial Operating Period (and in any case prior to their installation).

6.9 Feed Water Processing and Delivery.

(a) In General. Provider shall accept Feed Water delivered to the Feed Water Delivery Point. Subject to the Minimum Steam Supply Obligation such Feed Water shall be processed by Provider into Steam on behalf of Off-Taker. The Plant shall deliver all Steam as it is processed from Feed Water to the Steam Delivery Point, and Off Taker shall accept delivery of all such Steam.

(b) Minimum Steam Supply Obligation. Following the Initial Operating Period, and for the balance of the Term and, as applicable, the Option Term, Provider shall supply a minimum of ***** lbs/hr of Conforming Steam on an instant (continuous) basis (the "Minimum Steam Supply Obligation") which, on a net instant basis, equates to ***** MMBTUs/hr based upon the Nominal Conditions.

(c) Coordination. Not less than sixty (60) days prior to the commencement of the Initial Year or each Contract Year, Provider will provide Off-Taker with an expected schedule for Conforming Steam requirements based on scheduled maintenance and other conditions at the Mill during each such period. The Parties shall use commercially reasonable efforts to coordinate Provider's Conforming Steam production with Provider's scheduled maintenance of the HRSGs and with Off-Takers scheduled maintenance of its Mill. The Parties agree that the total scheduled HRSG maintenance in respect of all HRSGs shall not exceed forty eight (48) calendar days during the Initial Year or any Contract Year. Provider shall also exercise commercially reasonable efforts to limit scheduled maintenance such that one (1) HRSG is out of service during any single period.

(d) Supply Shortfall. In the event Provider does not deliver Conforming Steam to the Steam Delivery Point in accordance with the Minimum Steam Supply Obligation then Provider shall credit to Off-Taker (in accordance with the provisions of Section 3.6(c)(iii)) as liquidated damages, and not as a penalty, ***** percent (***** %) of the Feed Water Processing Fee in respect of shortfalls in the delivery of Conforming Steam at the Minimum Steam Supply Obligation (such shortfall being measured in Net MMBTUs). The Parties acknowledge that the foregoing liquidated damages are a reasonable estimation of the actual damages that would be incurred by Off-Taker in the event of any such occurrence.

(e) Non-Waiver. Off Taker's acceptance of Steam that is not Conforming Steam or in quantities that do not meet the Minimum Steam Supply Obligation shall not be construed as a waiver by Off-Taker of Provider's obligation to deliver the Minimum Steam Supply Obligation,

6.10 Determination of Steam Flow, Temperature, Pressure and Purity.

(a) In General. Each Month, (1) the quantity of Steam delivered by Provider to Off-Taker during such Month shall be determined based upon the flow, pressure and temperature measurements of Steam conducted pursuant to Section 6.10(d) during such Month, and (ii) the quantity of Conforming Steam in respect of such Steam shall be determined based upon the

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Conforming Steam measurements of Steam conducted pursuant to Section 6.10(b) through 6.10(d).

(b) <u>Provider Steam Measuring Meters and Instruments</u>. Provider shall install (i) one (1) meter at the Steam Measuring Point, which shall be utilized to continuously measure Steam flow (the "Provider Steam Flow Meter", and (ii) one (1) pressure and one (1) temperature instrument at the Steam Measurement Point (to compensate the Steam measurement), which shall continuously measure Steam temperature and pressure (each, a "Provider Steam Instrument" and, collectively, the "Provider Steam Instruments"). The Provider Steam Flow Meter shall measure Steam flow to accuracy of not less than plus or minus one percent (+1/-1%). The Provider Steam Instruments shall respectively measure Steam pressure to accuracy of not less than plus or minus one percent (+/-1%) and Steam temperature to accuracy of not less than plus or minus twenty degrees Fahrenheit (+/- 20° F.).

(c) <u>Off-Taker Steam Instruments</u>. Subject to Section 6.10(i), Off-Taker will install, reasonably proximate to the Steam Delivery Point, a similarly designed Steam flow meter and associated Steam pressure and temperature instruments (the "Off-Taker Steam Instruments"), which shall measure Steam temperature and pressure in accordance with the respective levels of accuracy set forth in Section 6.10(b).

(d) <u>Steam Measurement Procedures</u>. When the Provider Steam Flow Meter and Provider Steam Instruments are operating as designed, their respective measurements will be used to determine the quantity of all corresponding Steam delivered to the Steam Measuring Point. If, however, the Provider Steam Flow Meter or any Provider Steam Instrument is not operating as designed, and the Off-Taker Steam Instruments are operating as designed, then the Off-Taker Steam Instruments will be utilized to determine the flow rate, temperature and pressure of Steam during the period of inoperability in respect of the Provider Steam Flow Meter or any Steam Flow Instrument. Absent Manifest Error, such (applicable) measurements shall be binding and conclusive on the Parties.

(e) <u>Steam Monitoring Equipment</u>. Provider shall also install redundant sample analyzers in respect of the Steam Constituents at Steam Measurement Point (individually and collectively, "Provider Steam Monitoring Equipment"). Such Provider Steam Monitoring Equipment shall measure the Steam Constituents to the applicable levels of accuracy set forth in Schedule 5.3 relative to the applicable determined values. Sampling of Steam Constituents will be performed on a continuous basis in accordance with ASTM Standards.

(f) <u>Off-Taker Steam Monitoring Equipment</u>. Subject to Section 6.10(i), Off-Taker will install similarly designed sample analyzers in respect of the Steam Constituents reasonably proximate to the Steam Delivery Point (the "Off-Taker Steam Monitoring Equipment"), which shall measure the Steam Constituents to the applicable levels of accuracy set forth in Schedule 5.2. As applicable, sampling of the Steam Constituents will be performed on a continuous basis in accordance with ASTM Standards.

(g) <u>Steam Constituent Measurement Procedures</u>. When either of the redundant Provider Steam Monitoring Equipment is operating as designed, the corresponding measurements will be used to measure the Steam Constituents of all corresponding Steam

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delivered to the Steam Measuring Point. If, however, either of the redundant Provider Steam Monitoring Equipment is not operating as designed, and the Off-Taker Steam Monitoring Equipment is operating as designed, then the Off-Taker Steam Monitoring Equipment will be utilized to determine the Steam Constituents during the period of inoperability in respect of the Provider Steam Monitoring Equipment. Absent Manifest Error, such (applicable) measurements shall be binding and conclusive on the Parties.

(h) If the Provider Steam Flow Meter or any Provider Steam Instrument and any Off-Taker Steam Instruments are not operating as designed, then the quantity of Steam delivered during such period of inoperability shall be deemed to be the product of (y) the average pounds of Steam delivered for the ***** (*****) period that immediately precedes such occurrence, subject to a proportionate adjustment (as applicable) for any increase or decrease in the number of HRSGs operating during such ***** HRSGs operating during such period of inoperability, and (z) the duration (*****) of such failure. If either of the temperature instruments in respect of the Provider Steam Instrument or the Off-Taker Steam Instruments are not operating as designed, or if the redundant Provider Steam Monitoring Equipment and the Off-Taker Steam Monitoring Equipment are not operating as designed, then all Steam delivered during period of inoperability shall be presumed to be Conforming Steam unless Off-Taker can otherwise demonstrate the existence of a nonconformity in respect of the Steam Constituents to the reasonable satisfaction of Provider.

(i) Approval Rights. The Provider Steam Flow Meter, the Provider Steam Instruments and the Off-Taker Steam Instruments shall be subject to the reasonable approval of the Parties, and the Parties shall approve the same at least six (6) Months prior to the commencement of the Initial Operating Period and in any case prior to their installation.

6.11 Maintenance and Calibration Obligations.

(a) Off-Taker's Maintenance Obligations. Off-Taker shall install, maintain and, as reasonably required, replace at its sole cost and expense: (i) the water line and related equipment located on the Mill that are utilized to deliver the Feed Water from the Mill to the Feed Water Delivery Point; (ii) the Steam lines utilized to receive Steam from the Steam Delivery Point on Off-Taker's premises; and (iii) the Off-Taker Feed Water Instruments, the Off-Taker Feed Water Monitoring Equipment, the Off-Taker Steam Instruments and the Off-Taker Steam Monitoring Equipment. The measurement accuracy of the Off-Taker Feed Water Instruments shall correspond to the level of accuracy, as applicable, in respect of the Provider Feed Water Flow Meter and the Provider Feed Water Instruments set forth in Section 6.8(b).

(b) Off-Taker's Calibration Obligation. Off-Taker shall calibrate the Off-Taker Feed Water Instruments, the Off-Taker Feed Water Monitoring Equipment, the Off-Taker Steam Instruments and the Off-Taker Steam Monitoring Equipment. (i) at the frequency recommended by its manufacturer or, if no manufacturer's recommendation exists, in accordance with Prudent Operating and Maintenance Practices; and (ii) in any event not less than once per six (6) Months. Off-Taker will notify Provider not less than twenty-four (24) Hours prior to the time of any calibrations so that Provider's representatives may witness the calibrations. If, upon calibration, any Off-Taker Steam Instrument is determined to be inaccurate or to be in error, then it shall be

promptly adjusted to record, as applicable, flow, temperature and pressure measurements correctly.

(c) <u>Provider's Maintenance Obligations</u>. Provider shall install at the Feed Water Measuring Point and shall maintain and, as reasonably required, replace at its sole cost and expense (as an O&M Expense), (i) the water line and all related equipment beginning at the boundary of the Property and located within the Plant that are utilized to receive Feed Water from the Mill to the Plant; (ii) the HRSGs and all related equipment located within the Plant that are utilized to process such Feed Water into Steam; (iii) the Steam lines utilized to deliver Steam located within the Plant beginning at the boundary of the Property; and (iv) Provider Feed Water Flow Meter, Provider Feed Water Instruments, Provider Feed Water Monitoring Equipment, Provider Steam Flow Meter, Provider Steam Instruments and Provider Steam Monitoring Equipment.

(d) <u>Provider's Calibration Obligations</u>. Provider shall calibrate (as an Operating Expense) each of the Provider Feed Water Flow Meter, Provider Feed Water Instrument, Provider Feed Water Monitoring Equipment, Provider Steam Flow Meter, Provider Steam Instruments and Provider Steam Monitoring Equipment (i) at the frequency recommended by its manufacturer or, if no manufacturer's recommendation exists, in accordance with Prudent Operating and Maintenance Practices; and (ii) in any event not less than once per six (6) months. Provider will notify Off-Taker not less than twenty-four (24) Hours prior to the time of any calibrations so that Off Taker's representatives may witness the calibrations. If, upon calibration any such meter or instrument is determined to be inaccurate or to be in error, then such meter or instrument shall be promptly adjusted to record, as applicable, flow, temperature and pressure measurements correctly.

6.12 <u>Determination of MMBTUs</u>. The Feed Water flow, temperature and pressure data, and the Steam flow, temperature and pressure data are the basis for determining the Net MMBTUs derived from Steam. The Provider Feed Water Flow Meter (in conjunction with the Provider Feed Water Instruments) and the Off-Taker Feed Water Instruments will be designed to automatically calculate Feed Water deliveries on a MMBTUs basis. The Provider Steam Flow Meter, the Provider Steam Instruments and the Off-Taker Steam Instruments will be designed to automatically calculate Steam deliveries on a MMBTUs basis. All such calculations will be reconciled by a computer program, which shall determine such Net MMBTUs on a real time basis. Such program will be developed by Provider, and will be approved by the Off-Taker in Writing prior to the commencement of the Initial Operating Period.

6.13 <u>Supply and Usage of Natural Gas</u>. Upon completion of construction of the Plant, and during the Initial Operating Period, Off-Taker shall provide, at no cost to Provider, natural gas in such quantities as are reasonably necessary to heat up the coke ovens within the Plant for initial start-up. Provider reasonably estimates, but does not guarantee, that its natural gas consumption will approximate the quantities set forth in Schedule 6.13; provided, however, (i) each Party acknowledges that the unit price for natural gas set forth in such Schedule 6.13 is incorporated solely for the convenience of the Parties and, accordingly, is not be construed as applying to Off-Taker's natural gas supply obligation hereunder; and (ii) Provider shall not cause Off-Taker to incur a premium charge for natural gas when combined with the natural gas used at the Mill. Subject to the preceding sentence, the Parties agree to reasonably cooperate in

coordinating both the start up of the Plant and Mill operations that consume natural gas to accommodate the start up schedule of the Plant and avoid such premium charge. For purposes of this Section 6.13, natural gas consumption in excess of ***** percent (***** %) of the quantities set forth in Schedule 6.13 is deemed to be unreasonable.

6.14 <u>Supply of and Usage of Service Water</u>. Off-Taker shall deliver to Provider, at no cost to Provider, Service Water to the Service Water Delivery Point in quantities as reasonably required by Provider. Such Service Water shall conform to the requirements for Coke quench water as set forth in the Installation Permit.

ARTICLE VII
DELIVERY AND RECEIPT OF COKE AND STEAM

7.1 <u>Coke Deliveries</u>.

(a) <u>Delivery Point</u>. All Coke deliveries shall be to the delivery end of Off-Taker's conveyor belt that connects the Plant to Off-Taker's coke storage area located within its Mill (the "Coke Delivery Point").

(b) <u>Risk of Loss</u>. Title and all risk of loss, damage or destruction in respect of Conforming Coke will pass to and be assumed by Off-Taker upon its delivery to the Coke Delivery Point. Title and risk of loss of Nonconforming Coke shall not pass to Off-Taker if it is rejected by Off-Taker.

7.2 <u>Feed Water Deliveries</u>. All Feed Water deliveries shall be to the applicable interface located at the boundary of the Plant and the Mill (the "Feed Water Delivery Point"). Such interface location will be designated by the Parties in good faith at least six (6) Months prior to the commencement of the Initial Operating Period.

7.3 <u>Steam Deliveries</u>.

(a) <u>Delivery Point</u>. All Steam deliveries shall be to the pipeline interface located at the boundary of the Plant and the Mill (the "Steam Delivery Point"). Such interface location will be designated by the Parties in good faith at least six (6) Months prior to the commencement of the Initial Operating Period.

(b) <u>Risk of Loss</u>. All risk of loss, damage or destruction in respect of Steam will pass to and be assumed by Off-Taker upon its delivery to the Steam Delivery Point.

7.4 <u>Service Water Delivery Point</u>. All Service Water deliveries shall be to the applicable interface located at the boundary of the Plant and the Mill (the "Service Water Delivery Point"). Such interface location will be designated by the Parties in good faith at least six (6) Months prior to the commencement of the Initial Operating Period.

ARTICLE VIII
CHANGES IN GOVERNMENTAL REQUIREMENTS

8.1 <u>Government Mandated Additional Expenditures</u>.

(a) If, following the Effective Date, Provider determines that a change in Government Requirements may materially burden Provider's performance of its obligations under this Agreement, then Provider shall so notify Off-Taker in Writing. Provider's performance shall be materially burdened where any such Government Requirement has a material adverse impact on the (i) Coal Blend Standards, (ii) Coke or steam production capacity of the Plant; (iii) Guaranteed Coke Quality Standards; (iv) Guaranteed Coke Yield Percentage; (iv) Steam Specifications; (v) cost of operating or maintaining the Plant (including capital costs); or (vi) Provider's performance obligations to third parties related to Coal purchasing, transportation, handling. and blending contracts. Such notice shall incorporate good faith proposals for complying with those changes in Government Requirements, including the estimated cost thereof. Provided, however, a change in Governmental Requirements does not include any notice, order, decree or other action by a Governmental Authority that results from Provider's failure to comply with any permit, license, allowance or authorization required for developing, constructing or operating the Plant.

(b) During the sixty (60) calendar day period following deliver), of any such notice, Provider and Off-Taker shall negotiate in good faith to reach agreement as to (i) whether any such change in Government Requirements should be challenged, including the scope and manner of such challenge, and (ii) the most economical and commercially prudent methods for complying with such change in Government Requirements.

(c) If such negotiations result in agreement as to whether to challenge the change in Government Requirements or the methods for complying with the change in Government Requirements, then Provider shall promptly implement such challenge or methods as appropriate. Costs and charges associated with any such challenge (including, without limitation, attorneys' and consultants' fees) shall be borne equally by Provider and Off-Taker. Any fines and penalties shall be for the account of Provider, unless the imposition of such fines and penalties result as a consequence of any such challenge, in which case, they will be borne equally by Provider and Off-Taker. If no such agreement is reached or if such challenge is unsuccessful, then Provider will implement commercially reasonable methods for complying with the change in Government Requirements. In connection therewith, but subject to the limitations set forth in Sections 8.2 and 8.3, any associated Government Mandated Additional Capital Expenditures or Government Mandated Additional Expenses shall be performed at the lowest practicable cost at the time each such cost is incurred.

8.2 <u>Government Mandated Additional Expenses</u>. Off-Taker shall not be obligated to pay its share of any Government Mandated Additional Expenses if the aggregate amount of such Government Mandated Additional Expenses exceeds the product of (i) ***** dollars ($ *****) in respect of each Year multiplied by (ii) the Cumulative Index Percentage as of the dates such Government Mandated Additional Expenses are incurred. Provided, however, in the event Off-Taker elects not to pay its share of those Government Mandated Additional Expenses that are in excess such $ ***** limitation per Year, Provider may, in its sole discretion, terminate this

Agreement without liability to Off-Taker by providing written notice thereof to Off-Taker at least ninety (90) calendar days prior to the date that Government Requirements in respect of such Government Mandated Additional Expenses take effect.

8.3 <u>Government Mandated Additional Capital Expenditures</u>. Government Mandated Additional Capital Expenditures shall have an assumed useful life equal to the greater of (i) seven (7) Contract Years or (ii) the remainder of the Term following completion of the Government Mandated Additional Capital Expenditures. As soon as the Government Mandated Additional Capital Expenditures have been completed, subject to Section 1.6(b), the Monthly amortized cost thereof for the remaining Months of the Term will be calculated based on the example set forth in Schedule 8.3, and ***** percent (***** %) of such allocated Monthly amortized cost shall be payable by Off-Taker to Provider in accordance with Section 3.6(c)(i)(F). Provided, however, if:

(a) Provider incurs a Government Mandated Additional Capital Expenditure, and if the remainder of the Term is less than seven (7) Contract Years, then Off-Taker shall not be obligated to pay to Provider the unamortized balance of such Government Mandated Additional Capital Expenditure as calculated in accordance with Schedule 8.3; and

(b) Off-Taker shall not be obligated to pay its share of any Government Mandated Additional Capital Expenditures if the aggregate amount of such Government Mandated Additional Capital Expenditures exceeds the product of (i) ***** dollars ($ *****) multiplied by (ii) the Cumulative Index Percentage as of the dates such Government Mandated Additional Capital Expenditures are incurred. Provided however, if Off-Taker elects not to pay its share of Government Mandated Additional Capital Expenditures that are in excess of such aggregate limitation (namely the product of $ ***** multiplied by such Cumulative Index Percentage), Provider may, in its sole discretion, terminate this Agreement without liability to Off-Taker by providing written notice thereof to Off-Taker at least ninety (90) calendar days prior to the date that Government Requirements in respect of such Government Mandated Additional Capital Expenditures take effect.

ARTICLE IX
FORCE MAJEURE EVENT(S)

9.1 <u>Provider Force Majeure Event(s)</u>.

(a) <u>Definition</u>. Provider Force Majeure Event(s) are:

(i) Any acts of God, acts of war, acts of the public enemy, acts of government (except for Government Mandated Additional Expenses and Government Mandated Additional Capital Expenditures), insurrections, riots, strikes, lockouts, boycotts, picketing or other disputes or differences with workers, interruptions of power supply to the Plant, explosions (not resulting from the negligence or willful misconduct of Provider), fires (not resulting from the negligence or willful misconduct of Provider), earthquakes, floods, other force or violence of the elements (including, without limitation, unusually severe weather), interruptions to transportation as a result of a third party force majeure event, embargoes, acts of military authorities or other causes of a

41

similar nature which wholly or partly prevent the production of Coke or Steam by Provider or the delivery by Provider to Off-Taker of Coke or Steam; or

(ii) Force majeure event(s) is respect of Coal supply or Coal transportation contracts.

(b) <u>Notice</u>. Provider will provide Off-Taker with prompt Written notice of the nature and probable duration of each Provider Force Majeure Event and of the extent of its effects on Provider's performance hereunder, including, without limitation, its good faith estimate of the amount of Coke and Steam, if any, that it will be able to deliver to Off-Taker during such Provider Force Majeure Event. Provider will exercise reasonable commercial efforts to deliver to Off-Taker the amount of Conforming Coke and Conforming Steam for -which it notifies Off-Taker it will be able to deliver during each Provider Force Majeure Event.

(c) <u>Obligations of the Parties</u>. Provider will use commercially reasonable efforts to attempt to limit the effects and duration of each Provider Force Majeure Event, including (as applicable) (i) producing Conforming Coke and Conforming Steam to the extent it is able to do so, (ii) restoring any damaged property necessary to reinstate the obligations of Provider under this Agreement, and (iv) supporting Off-Taker in locating alternate sources of substitute coke Tonnage for the duration of such Provider Force Majeure Event; provided, however, nothing in this Section shall be deemed to require Provider-to resolve any strike or other labor dispute except on terms that are satisfactory to Provider in its sole discretion. During a Provider Force Majeure Event, Off-Taker's obligation to purchase Conforming Coke and Conforming Steam shall be limited to the Conforming Coke Tonnage and Conforming Steam that the Plant is to produce and deliver, but in any event not in excess of that which Provider indicated that it could supply to Off-Taker in Provider's notice of the Provider Force Majeure Event given pursuant to Section 9.1(b). Once the Plant's ability to produce and deliver Conforming Coke and/or Conforming Steam is no longer suspended as a result of the applicable Provider Force Majeure Event, the obligations of Provider and Off-Taker under this Agreement will be reinstated with (as respects Coke) a prorated portion of the Coke Supply and Purchase Obligation.

9.2 <u>Off-Taker Force Majeure Event(s)</u>.

(a) <u>Definition</u>. Off-Taker Force Majeure Event(s) are any acts of God, acts of war, acts of the public enemy, acts of government (except for Government Mandated Additional Expenses and Government Mandated Additional Capital Expenditures), insurrections, riots, strikes, lockouts, boycotts, picketing or other disputes or differences with workers, interruptions of power supply to the Mill, explosions (not resulting from the negligence or willful misconduct of Off-Taker), fires (not resulting from the negligence or willful misconduct of Off-Taker), earthquakes, floods, other force or violence of the elements (including, without limitation, unusually severe weather), interruptions to transportation as a result of a third party force majeure event, embargoes, acts of military authorities or other causes of a similar nature which in whole or in part prevent Off-Taker from being able to accept or use Coke and/or Steam pursuant to this Agreement, or from being able to supply Conforming Feed Water in accordance with the Feed Water Supply Obligation.

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(b) <u>Notice</u>. Off-Taker will provide Provider with prompt Written notice of the nature and probable duration of each Off-Taker Force Majeure Event and of the extent of its effects on Off-Taker's performance hereunder.

(c) <u>Obligations of the Parties</u>. Off-Taker will use commercially reasonable efforts to attempt to limit the effects and duration of such Off-Taker Force Majeure Event, including (as applicable) purchasing Conforming Coke and Conforming Steam to the extent that it is able in good faith to utilize such Conforming Coke and Steam, and restoring any damaged property necessary to fully reinstate the obligations of Off-Taker under this Agreement; and as respects Off-Taker's obligation to supply Conforming Feed Water in accordance with the Feed Water Supply Obligation, Off-Taker shall in any ease be obligated to exercise diligent efforts to provide sufficient quantities of Feed Water that conforms as closely as possible to Conforming Feed Water to enable Provider to operate the Plant on a commercially reasonable basis (with due regard to Plant safety and potential damage to Plant equipment including, without limitation, the FIRSGs). Provided, however, nothing in this Section shall be deemed to require Off-Taker to resolve any strike or other labor dispute except on terms that are satisfactory to such Off-Taker in its sole discretion. Once Off-Taker's ability to perform is no longer suspended as a result of Off-Taker Force Majeure Event(s), the obligations of Off-Taker and Provider under this Agreement will be reinstated, subject to a prorated portion of, as applicable, Coke Supply and Purchase Obligation.

9.3 <u>Non-Liability</u>. Subject to Sections 9.1(c) and 9.2(c), the performance obligations of Parties

under this Agreement shall be excused during the period of, as applicable, a Provider Force Majeure Event or an Off-Taker Force Majeure Event, and neither affected Party shall be liable to the other Party for such affected Party's failure to perform its respective obligations hereunder during those periods.


ARTICLE X
DEFAULT, REMEDIES AND EARLY TERMINATION


10.1 <u>Off-Taker's Events of Default</u>. Off-Taker shall be in default upon the occurrence of one or more of the following events (each an "Off-Taker Default"):

(i) A Payment Default by Off-Taker, which Payment Default remains uncured for ten (10) calendar days following the delivery of Written notice by Provider or its designee to Off-Taker;

(ii) If Off-Taker becomes Bankrupt; or

(iii) Except as provided in Sections 10.1(i) and (ii) hereof, if Off-Taker otherwise fails to perform, observe, or comply with any other term, condition, obligation, covenant or provision of this Agreement, and such breach (y) has not been corrected, cured or remedied within sixty (60) calendar days after Written notice of such breach has been delivered to Off-Taker, or (z) if such cure cannot reasonably be completed within such 60 (sixty) calendar day period, then Off-Taker promptly commences action(s) to effect a cure and continues to prosecute such cure with reasonable diligence thereafter.

Provided, however, that any cure commenced hereunder must be completed within one hundred and eighty (180) calendar days following the commencement of the corrective action(s).

10.2 <u>Provider's Events of Default</u>. Provider shall be in default upon the occurrence of one or more of the following events (each a "Provider Default"):

(i) A Payment Default by Provider, which Payment Default remains uncured for ten (10) calendar days following the delivery of Written notice by Off-Taker or its designee to Provider.

(ii) If Provider does not, within ten (10) business days following the delivery by Off-Taker of Written notice to Provider regarding a failure to deliver Coke, or Affiliate Supplied Coke as required by this Agreement, commence corrective action to cure or remedy such failure, and prosecute such corrective action with reasonable diligence until such failure is cured or remedied. Provided, however, that any cure commenced hereunder must be completed within one hundred and twenty (120) days following the commencement of such cure;

(iii) If Provider, Sun Coal and Coke Company or SunCoke Energy, Inc. becomes Bankrupt;

(iv) If Provider does not fulfill its cure obligations in respect of Section 1.7(c) within the applicable cure periods set forth therein;

(v) Except as provided in Sections 10.2(i), (ii) and (iii) hereof, if Provider otherwise fails to perform, observe, or comply with any other term, condition, obligation, covenant or provision of this Agreement, and such breach (y) has not been corrected, cured or remedied within sixty (60) calendar days after Written notice of such breach has been delivered to Provider, or (z) if such cure cannot reasonably be completed within such sixty (60) calendar day period, then Provider promptly commences actions to effect a cure and continues to prosecute such cure with reasonable diligence thereafter. Provided, however, that any cure commenced hereunder must be completed within one hundred and eighty (180) calendar days following the commencement o_f the corrective action(s), except that, so long as Provider is exercising its best efforts to cure, such one hundred eighty (180) day calendar day limitation period shall not apply to any Provider Default in respect of Section 1.6, unless such Provider Default results from Provider's bad faith breach thereof.

10.3 <u>Pursuit of Remedies</u>. Upon the occurrence of such an event of default under Section 10.1 or Section 10.2, either Party (as applicable) may pursue its corresponding legal remedies through the procedures set forth in Article XI.

10.4 <u>Provider's Termination Rights for Breach by Off-Taker</u>. Upon the occurrence of (1) a Payment Default that is not cured by Off-Taker with ten (10) calendar days following delivery of Written notice by Provider or its designee to Off-Taker, (ii) Off-Taker becoming Bankrupt, or (iii) such other Off-Taker Default that is not cured prior to the expiration of the cure

44

period set forth in Section 10.1(iii) then, in addition to pursuing its remedies pursuant to Section 10.3, Provider may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Off-Taker. Upon any such termination, Provider shall be relieved of its obligations in respect of the supply and delivery of Coke and Steam, and within thirty (30) calendar days following the effective date of such termination Off-Taker shall pay Provider's Damages to Provider, less any Mitigation Proceeds as such Mitigation Proceeds are realized by Provider pursuant to Provider's duty to mitigate Provider's Damages.

10.5 <u>Off-Taker's Termination Rights for Breach by Provider</u>. Upon the occurrence of a (i) a Payment Default that is not cured by Provider with ten (10) calendar days following the delivery of Written notice thereof by Off-Taker or its designee to Provider, (ii) Provider becoming Bankrupt, or (iii) a Provider Default in respect of Section 10.2(4 10.2(iv) or 10.2 (v) that is not cured prior to the expiration of the respective cure period for the applicable Provider Default then, in addition to pursuing its remedies pursuant to Section 10.3, Off-Taker may terminate this Agreement effective immediately upon the upon the delivery of Written notice thereof to Provider. Upon such termination, Off-Taker. shall be relieved of its obligations in respect of the Coke Purchase and Supply Obligation, its obligation to accept Steam deliveries and to purchase Conforming Steam, and its obligation (if any) to pay Government Mandated Additional Expenditures. In addition, Provider shall be liable to Off-Taker for Off-Taker's Damages. Provider shall pay such Off-Taker Damages to Off-Taker within thirty (30) calendar days following the effective date of such termination.

10.6 <u>Early Termination without Event of Default</u>. Each Party shall each have the right to terminate this Agreement effective immediately on delivery of Written notice of termination if:

(i) Within three (3) Months following the Effective Date, the Design Basis Approval does not occur; or

(ii) On or before July 1, 2008, (1) Permit No. 06070020 shall have been issued by the IKPA for developing, constructing and operating of the Plant, which is in form and substance acceptable to Provider in its sole discretion, and the appeal periods for all such permits, approvals, licenses, allowances and authorizations shall have expired without objection pending or any conditions not satisfactory to Provider pending; and (2) Permit No. 06070088 and 06070023 shall have been issued by the IEPA in connection with Off-Taker's obligations under this Agreement, which are in form and substance acceptable to Off-Taker in its sole discretion, including, but not limited to, any and all necessary subdivision and other municipal approvals required to legally convey the Property to Provider, and the appeal periods for all such permits, approvals, licenses, allowances and authorizations shall have expired without objection pending or any conditions not satisfactory to Off-Taker pending; or

(iii) On or before July 1, 2008, the boards of directors of Off-Taker and Sunoco have not finally approved this Agreement and all related transaction documents to which they or their Affiliates are parties, in sole discretion of each such board of directors.

10.7 <u>No Release of Accrued Obligations</u>. No termination of this Agreement, except for termination under Section 10.6, shall release either Party from any obligations (including those arising out of a breach of this Agreement) that may have accrued under this Agreement prior to such termination.

ARTICLE XI
DISPUTE RESOLUTION

11.1 <u>Attempt at Resolution</u>. Except, for claims or causes of action in respect of Equitable Relief, should any claim, cause of action or dispute arise out of any of the provisions of this Agreement, the Parties shall first attempt in good faith to resolve such claim, cause of action or dispute though mediation before a disinterested third party to be selected by the Parties in good faith. The Parties shall exercise best efforts to select a mediator and to conduct such mediation within thirty (30) calendar days after either Party notifies the other that a claim, cause of action or dispute exists. If the Parties cannot resolve any such claim, cause of action or dispute through such mediation, then either Party may invoke the provisions of Section 11.2. This provision will not limit any Party from exercising any remedy it may have under this Agreement.

11.2 <u>Interpretation and Dispute Resolution</u>.

(a) <u>Rules and Venue</u>. Except as respects the exercise or prosecution of claims or causes of action for Equitable Relief, for which the Parties shall have the right to proceed in any court of appropriate jurisdiction, any claim, cause of action or dispute between the Parties arising out of or relating to this Agreement or the breach thereof, which the Parties are unable to resolve pursuant to (as applicable) Section 3.1(e)(iii), Section 3.6(f) or Section 11.1, shall be resolved by arbitration pursuant to the teens of the United States Arbitration Act, whether or not federal jurisdiction is obtained. Subject to Section 11.2(b), any and all arbitration(s) hereunder shall be conducted in Pittsburgh, Pennsylvania in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Notwithstanding the foregoing, the Parties agree to preserve, without diminution, those remedies that any Party may employ or exercise freely, independently or in connection with an arbitration proceeding or after an arbitration proceeding is started.

(b) <u>Panel</u>. Any and all such arbitration(s) shall be conducted by a panel of three (3) arbitrators. The Parties shall attempt to agree on the selection of the three (3) arbitrators comprising the arbitration panel within forty-five (45) calendar days from receipt of notice of intent to arbitrate. If the Parties cannot agree on the arbitration panel then either Party may move to have the panel appointed by the United States District Court for the Western District of Pennsylvania, Pittsburgh Division. Time shall be of the essence in nomination of the arbitration panel. The arbitration award by the arbitration panel shall be final and binding, shall include reasonable interest at the Interest Rate. A judgment to enforce the arbitration award may be entered in any court of appropriate jurisdiction.

(c) <u>Award</u>. Upon the date of an arbitration award pursuant to this Section 11.2, if it is determined that an amount is due from one Party to the other Party, then such amount will be paid to the Party to whom it is due within ten (10) calendar days from the written determination

of the arbitration panel. Overdue payments shall bear interest at the Interest Rate. The failure by such Party to pay any amount due or otherwise take the required actions within the required time hereunder shall be a default of this Agreement by such Party.

ARTICLE XII
MUTUAL UNDERTAKINGS: REPRESENTATIONS AND WARRANTIES

12.1 <u>Cooperation</u>. Each Party warrants to the other Party that this Agreement is not inconsistent with any existing respective legal or contractual obligations of such Party, including, without limitation, any agreements between such Party and that Party's employees or third parties (such as any collective bargaining agreement(s) by which such Party may be bound).

12.2 <u>Further Assurances</u>. From time to time after the date hereof and without further consideration, the Parties shall take such other action, and execute such other documents and instruments, as either Party may reasonably request to more effectively carry out the transactions contemplated by this Agreement.

12.3 <u>Compliance with Laws</u>. Each Party represents and warrants to the other Party that no federal or state court of competent jurisdiction or any governmental authority or agency has enacted or issued a law, rule, regulation, order, decree or ruling, or taken any other action which, in the reasonable opinion of respective counsel to such Party, restrains, joins or otherwise prohibits any of the actions contemplated hereby.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 <u>Notices</u>. All notices, requests and demands to or upon the Parties to be effective shall be in Writing. Except for invoices and communication pursuant to Section 3.6, such communications shall be addressed and directed to the Parties listed below as follows, or to such other address or recipient as either Party may designate in Writing:

If to Provider to: If to Off-Taker to:

c/o SunCoke Energy, Inc.
Mark McCormick
Senior Vice President and General Counsel   **General Counsel**
Parkside Plaza   United States Steel Corporation
11400 Parkside Drive   600 Grant St. Room 6100
Knoxville TN 37934   Pittsburgh, PA 15219-2800
Fax: (865) 288 - 5281   Fax: (412) 433 - 1145
Email: mdmccormick@sunocoinc.com

13.2 <u>No Consequential or Exemplary Damages</u>. NEITHER PROVIDER NOR OFF-TAKER, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNEES SHALL BE LIABLE FOR ANY CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT

47

LIMITATION, DAMAGES IN RESPECT OF EXISTING OR FUTURE LOST PROFITS), OR FOR EXEMPLARY DAMAGES, IN RESPECT OF ANY BREACH(ES) OF THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, ANY BREACH(ES) OF THE WARRANTIES OR GUARANTEES HEREUNDER) OR OTHERWISE. EXCEPT FOR EQUITABLE RELIEF, THE REMEDIES OF THE PARTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE.

13.3 <u>Confidentiality</u>. Each Party and its Affiliates shall keep all information provided by one Party to the other, including this Agreement and the terms hereof (including, without limitation, the Coke Price, and the Feed Water Processing Fee) strictly confidential and will not disclose any such information to any third party. Provided, however, (i) Provider may disclose this Agreement to prospective investors in Provider subject to Off-Taker's approval of terms and conditions in respect of the confidentiality of such disclosure, which approval shall not be unreasonably withheld by Off Taker; (ii) if either Party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any governmental authority, or any other process) to disclose such information, such Party will give prior notice to the other party of the requirement and the terms thereof and shall cooperate with the other party to minimize the disclosure of the information, seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such Party will furnish only that portion of such information that it is legally required to furnish; and (iii) either Party may disclose this Agreement and the terms hereof to the extent that such disclosure is required under the Securities Act of 1933, the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder, or by the rules of any applicable securities exchange. Notwithstanding the foregoing, this Section 13.3 shall not apply to such information that was (x) previously known by the Party receiving such information without obligation of confidentiality, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party, or (z) later acquired by such receiving Party, without obligation of confidentiality, from another source not having an obligation of confidentiality to the disclosing Party.

13.4 <u>Governing Law</u>. This Agreement shall be construed in accordance with and governed by, the laws of the Commonwealth of Pennsylvania without regard to its conflicts of law provisions, and the rights and remedies of the Parties hereunder will be determined in accordance with such laws.

13.5 <u>Severability</u>. If any provision of this Agreement is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and. such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions of this Agreement.

13.6 <u>Entire Agreement</u>. This Agreement, including Appendix A, the Schedules and Exhibit attached hereto, constitutes the entire agreement among the Parties concerning the subject matter hereof and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the Parties regarding the transactions contemplated by, and the subject matter of, this Agreement. The provisions of this Agreement shall not be reformed, altered, or modified in any way by any practice or course of

48

dealing prior to or during the term of the Agreement, and can only be reformed, altered, or modified by a Writing signed by authorized representatives of the Parties. The Parties specifically acknowledge that they have not been induced to enter into this Agreement by any representation, stipulation, warranty, agreement, or understanding of any kind other than as expressed in this Agreement.

13.7 <u>Survival</u>. The respective rights and obligations of the Parties pursuant to Article X1 and Sections 3.8, 8.3, 10.3, 10.4, 10.5, 10.7, 13.1, 13.2, 13.3, 13.4, 13.5, and 13.6 shall survive the termination of this Agreement.

13.8 <u>Interpretation</u>. For the avoidance of doubt, the Parties acknowledge that the performance obligations of (i) Provider hereunder are subject, as set forth herein, to the availability of Coals that conform to the Coal Blend Standards, Off-Taker's supply of Conforming Feed Water in accordance with the Feed Water Supply Obligation, and the occurrence (as applicable) of Provider Force Majeure Event(s); and (ii) Off-Taker hereunder are subject to the occurrence (as applicable) Off-Taker Force Majeure Event(s).

13.9 <u>Captions</u>. The captions and headings in this Agreement are for convenience of reference purposes only and have no legal force or effect. Such captions and headings shall not be considered a part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

13.10 <u>Construction of Agreement</u>. This Agreement shall be construed as a contract of purchase and sale of goods.

13.11 <u>Independent Contractor</u>. Neither Party to this Agreement is the partner, legal representative or agent of the other, nor shall either Party have the right or authority to assume, create or incur any liability or any obligation of any kind implied, against or in the name or on behalf of the other.

13.12 <u>Waivers and Remedies</u>. The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Agreement, all remedies under this Agreement shall be cumulative and in addition to every other remedy provided for herein or by law.

13.13 <u>Assignability</u>. Provider shall not Assign any of its interests, rights or obligations under this Agreement to any Transferee without the prior Written consent of Off-Taker, which consent may be withheld in Off-Taker's sole discretion. Provided, however, the foregoing limitation shall not be construed as limiting (x) a Permitted Transfer, (y) Provider's discretion in respect of hiring qualified contractors to perform services relating to the maintenance or repair of the Plant that are reasonably consistent with other comparable domestic coke making facilities that utilize SunCoke Energy, Inc.'s proprietary heat recovery coke making technology, or (z) Provider's discretion in respect of the periodic acquisition of equipment, materials and supplies

from third party vendors Off-Taker shall not Assign any of its rights or obligations under this Agreement to any Enterprise without the prior Written consent of Provider, which consent shall not be unreasonably withheld or delayed.

(Signatures on following page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

Gateway Energy & Coke Company, LLC   United States Steel Corporation

By: /s/ M.H.R. Dingus   By: /s/ John H. Goodish
Name: M.H.R. Dingus   Name: John H. Goodish
Title: President   Title: Executive Vice President & COO
Date: March 7, 2008   Date: February 28, 2008

APPENDIX A

Definitions

The definitions of certain capitalized terms are as follows:

"<u>Actual Coal Blend Tonnage</u>" means the Tonnage of each of the Coals comprising the applicable Coal Blend purchased from the applicable Coal supplier. The moisture content of such Coal Tonnage shall be determined by such Coal supplier determined consistent with generally accepted industry practice. Actual Coal Blend Tonnage will be relieved from inventory on a FIFO basis.

"<u>Actual Coke Tonnage</u>" means all Conforming and Nonconforming Coke Tonnage as adjusted to ***** percent (***** %) moisture in accordance with Section 6.6.

"<u>Actual O&M Component</u>" has the meaning set forth in Section 3.1(c)(v).

"<u>Additional Direct Costs</u>" has the meaning set forth in Section 4.2(b).

"<u>Adjusted Fixed Price Component</u>" has the meaning set forth in Section 3.1 (b)(ii).

"<u>Adjustment Period</u>" has the meaning set forth in Section 3.1(b)(ii).

"<u>Affiliate</u>" means any Enterprise that directly or indirectly controls, or is controlled by, or is under common control with any Party. For purposes of this definition, "control" of an Enterprise means the power, directly or indirectly, either (a) to vote fifty percent (50%) or more of the securities or, as applicable, the membership interest having ordinary voting power for the election of directors of such Party or Enterprise; or (b) to direct or cause the direction of the management and policies of such Party or Enterprise, whether by ownership interest, contract or otherwise.

"<u>Affiliate Supplied Coke</u>" means Conforming Coke obtained from Provider's Affiliates.

"<u>Agreement</u>" is this Coke Sale and Feed Water Processing Agreement between the Parties dated as of the Effective Date (including Appendix A and the Schedules and Exhibit incorporated therewith), together with all Written amendments, revisions and modifications hereof made pursuant to Section 13.6.

"<u>Annual Index Percentage</u>" is the percentage change in the Weighted Index or, as applicable, the inflation index(es) that succeeds or replaces the components of such index for, as applicable, the twelve Month period described in Section 3.1(c)(iii) or the applicable Contract Year set forth in Section 2.2(b).

"<u>Applicable Coke Tonnage</u>" has the meaning set forth in Section 3.1(b)(iii).

"<u>Article</u>" is each of the Articles contained in this Agreement.

"ASME" means the American Society of Mechanical Engineers.

"Assessment Date" has the meaning set forth in Section 3.1(b)(iii).

"Assign" means assigning or delegating any of the rights or obligation of the Parties to any Enterprise, or either Party selling, leasing, transferring or voluntarily disposing of all or a substantial portion of its assets.

"ASTM Standards" means the applicable standards of the American Society for Testing and Materials.

"Bankrupt" means, with respect to any Party or any Enterprise to which this Agreement is Assigned:

(a) such Party or Enterprise applying for or consenting to the appointment of, or the

taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property;

(b) such Party or Enterprise making a general assignment for the benefit of its creditors;

(c) such Party or Enterprise commencing a voluntary case under any bankruptcy code, as now or hereafter in effect ("Bankruptcy Code");

(d) such Party or Enterprise filing a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts;

(e) such Party or Enterprise taking any action for the purpose of effecting any of the foregoing; or

(f) such Party or Enterprise is a defendant, respondent, alleged debtor, or has otherwise had commenced against it, in any court of competent jurisdiction, a proceeding or case under the Bankruptcy Code or a case seeking:

(i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

(ii) the appointment of a trustee, receiver, custodian, liquidator or the like, of such Party or Enterprise or of all or any substantial part of its property; or

(iii) similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts; and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more calendar days, or

an order for relief against such Party or Enterprise shall be entered in a case under the Bankruptcy Code.

"Base Case Coal Blend" means a Coal Blend having a volatile matter content of ***** % and a moisture content of ***** %.

"Breeze" means the undersized coke less than or equal to ***** inches that is screened from the run of oven coke produced at the Plant, commonly referred to as breeze and nut coke.

"Coal(s)" are metallurgical coking coals that are reasonably available for use at the Plant.

"Coal Blend(s)" means each Coal blend selected by the Coal Committee and, as applicable, any Coal blend selected by Provider pursuant to Section 4.2(f), excluding trial Coal blends as set forth in Section 4.2(b).

"Coal Blend Standards" are the standards for selecting the Coal Blends. Those standards require that each Coal Blend (i) consist of not more than ***** (*****) Coals; (ii) consist of Coals having a minimum FSI of ***** ; (iii) actually produce Coke that will reasonably conform to the "mean" Guaranteed Coke Quality Standards set forth in Schedule 5.1(b) or any successor standards; (iv) have a volatile matter component of not less than ***** percent (***** %) and not more than ***** percent (***** %); (v) have a maximum targeted weighted average moisture content of ***** percent (***** %) as determined by moistures at the mine shipping points; (vi) having both a (y) sulfur content of not more than ***** % and (z) partition ratio of not more than ***** % ***** (vii) allow for safe, reliable and efficient operation of the Plant; and (viii) allow for the operation of the Plant in accordance with Governmental Requirements. Provided, however, if there is a material change in the North American coal market that justifies the need to utilize more than ***** (*****) Coals, the Parties will confer in good faith to increase the limit in respect of the number of Coals set forth in subpart (i) herein to account for any such material change.

"Coal Committee" is the committee comprised of one (1) representative of Off-Taker and one (1) representative of Provider that selects, subject to Section 4.2(f), each Coal Blend for use in the production of Coke as particularly described in Section 4.1.

"Coal Cost Component", including its manner of determination, is set forth in Section 3.1(e)(i).

"Coal Costs" are all costs, expenses and expenditures, including Taxes, related to sampling, testing, selecting, purchasing, storing, blending and handling of Coals, and in respect of transporting, and delivering the Coals and Coal Blends to the Plant. Coal Costs do not include overhead or administrative costs of Provider or its Affiliates. Furthermore, Coal Costs do (i) not include penalties, assessments and damages recovered by Provider in respect of Coal contracts with Coal suppliers to the extent such penalties, assessments and/or damages result in Coke Price reductions as set forth in Schedule 5.1(b), or any successor schedule in which case such penalties, assessments and/or damages shall be for the account of Provider, unless (ii) such penalties, assessments and/or damages exceed such Coke Price reductions, or such penalties, assessments and/or damages do not result in a Coke Price reduction, in which ease such any such

excess amount(s) or such penalties, assessments and/or damages not resulting in a Coke Price reduction will be deducted from the Coal Costs.

"Coke Delivery Point" has the meaning set forth in Section 7.1(a).

"Coke Price" has the meaning set forth in Section 3.1(a).

"Coke Supply and Purchase Obligation" has the meaning set forth in Section 6.2(a).

"Competitor" has the meaning set forth in Section 1.7(b)(ii)

"Conforming Coke" is Coke or Affiliate Supplied Coke Tonnage that does not exceed or, as applicable, is less than the "reject" standards set forth in Schedule 5.1(b) based upon the daily average analysis of each applicable shift sample.

"Conforming Feed Water" has, subject to Section 5.2(b), the meaning set forth in Section 5.2(a) and Schedule 5.2.

"Conforming Steam" has, subject to Section 5.3(b), the meaning set forth in Section 5.3(a) and Schedule 5.3.

"Consolidation" has the meaning set forth in Section 1.5. "Consolidation Period" has the meaning set forth in Section 1.6.

"Contract Year" means, subject to Section 3.1(a), each respective Year transpiring during the Term or (as applicable) the Option Term or the renewal thereof following the Initial Year.

"Contract Years" means two (2) or more Contract Years. "Credits" has the meaning set forth in Section 1.10.

"Cumulative Index Percentage" is the percentage change, from the Reference Month through the applicable determination period in respect of the Weighted Index, or the inflation index(es) that succeeds or replaces the components of such index.

"Debt" has the meaning set forth in Section 1.6.

"Design Basis Approval" has the meaning set forth in Section 5.2(b). "Due Date" has the meaning set forth in Section 3.6(e).

"Effective Date" has the meaning set forth in the introductory paragraph to this Agreement.

"Electrical Power Index" is the Electrical Power Price divided by $ ***** per MWH.

"Electrical Power Price" is *****

"Employment Cost Index" is the Employment Cost Index - Union Manufacturing (Series Id: C1112013000000510I(B)) published quarterly by the United States Department of Labor, Bureau of Labor Statistics, or the inflation index that succeeds or replaces such index,

"Enterprise" means an individual, firm, company, limited partner, limited liability corporation, corporation, association, trust, or other enterprise.

"Equitable Relief" is, in the context of the exercise or prosecution of claims or causes of action, any claim or cause of action for immediate relief (such as Provider's remedies to stop goods in transit, withhold or refuse delivery, reclaim or replevy goods and resell goods), or in respect of equitable relief (such as, without limitation, temporary and permanent injunctive relief, and specific performance).

"Feed Water" means the water supplied by Off-Taker to Provider and delivered to the Feed Water Delivery Point, for use in the production of Steam.

"Feed Water Constituents" has the meaning set forth in Section 5.2(a).

"Feed Water Delivery Point" has the meaning set forth in Section 7.2.

"Feed Water Measuring Point" is a location to be designated by the Parties in good faith, and which is to be located at or in reasonable proximity to the Feed Water Delivery Point.

"Feed Water Processing Fee" has the meaning set forth in Section 3.2.

"Feed Water Supply Obligation" has the meaning set forth in Section 6.7(a).

"FIFO" has the meaning set forth in Section 3.1(e)(iii).

"Fixed Price Component" is set forth in Section 3.1(b).

"Forecast" has the meaning set forth in Section 3.1(c)(ii).

"Forecasted O&M Component", including its manner of determination, is set forth in Section 3.1(e)(iv).

"Gateway Encumbrances" means Provider's debt relating to (i) liens with respect to Taxes, assessments or other governmental charges, levies or impositions not due or payable or that are subject to a good faith challenge; and (ii) mechanic's, workmen's, materialmen's and similar liens for amounts and charges that are not delinquent or that are subject to a good faith challenge, excluding any such lien that is obtained by Provider for the purpose of securing collateral for financing.

"General Facility Operating Guidelines" has the meaning set forth in Section 5.5.

"Governmental Authority(ies)" means any federal, state or local government, and political subdivision(s) thereof, and any entity (ies) exercising legislative, judicial, regulatory or administrative functions having or pertaining to government.

"Government Mandated Additional Capital Expenditures" means capital expenditures affecting the Plant for which an equally reliable and safe non-capital expenditure alternative that by itself is not reasonably available and economically feasible and which are required due to changes in Governmental Requirements made after the Effective Date (or with respect to compliance standards not reasonably ascertainable as of the Effective Date).

"Government Mandated Additional Expenses" are O&M Expenses required due to Changes in Governmental Requirements made after the Effective Date (or with respect to compliance standards not reasonably ascertainable as of the Effective Date).

"Government Mandated Additional Expenditures" means, collectively, Government Mandated Additional Capital Expenditures and Government Mandated Additional Expenses.

"Governmental Requirements" means any applicable law, regulation and regulatory order (and any official interpretations thereof) of any Governmental Authority in respect of the operation of the Plant, including (without limitation) any such law, regulation or regulatory order relating to environmental compliance by Provider with respect to the operation of the Plant.

"Guaranteed Coke Yield Percentage" has the meaning set forth in Section 3.1(e)(ii).

"Guaranteed Coke Quality Standards" are the guaranteed quality parameters for Coke set forth in Schedule 5.1(b).

"Guidelines" has the meaning set forth in Section 3.1(c)(ii).

"HRSG" means the each heat recovery steam generator located within the Plant.

"HRSGs" means two (2) or more of the heat recovery steam generators located within the Plant.

"Incidental Damages" are incidental damages permitted under 13 Pa. C.S. §2710, or as allowed pursuant to any amendment or re-codification thereof. Such damages specifically include, without limitation, reasonable storage and re-screening costs, and degradation and handling losses, incurred by Provider in connection with the stockpiling of Coke or Affiliate Supplied Coke.

"IEPA" has the meaning set forth in Section 1.10.

"Initial O&M Component", including its manner of determination, is set forth in Section 3 .1(e)(i).

"Initial Operating Period" means the period from the commencement of Coke production at the Plant through the last day of the calendar Month following the earlier of (i) the date

Provider notifies Off-Taker in Writing that the Plant has demonstrated the commercial capability of producing Coke at the full production level of the capacity of the Plant, or (ii) within one hundred twenty (120) days of the date when Coke production commences at the Plant.

"Initial Year" means the balance of the Year following the expiration of the Initial Operating Period.

"Installation Permit" has the meaning set forth in Section 1.10.

"Insurance Component", including its manner of determination, is set forth in Section 3.1(d).

"Insurance Costs" has the meaning set forth in Section 3.1(d)(i).

"Insurance Inflation Adjustment" has the meaning set forth in Section 3.1(d)(i).

"Interest Rate" means an interest rate equal to ***** percent (***** %) above the rate announced by JP Morgan Chase Bank (or any successor in interest thereof) as its prime rate at the date of accrual of the late payment.

"Mandatory Emission Assessments" has the meaning set forth in Section 3.3(f).

"Manifest Error" means an arithmetical error, or a result that is not based upon a required standard.

"Material" has the meaning set forth in Section 1.5(iii).

"MMBTU(s)" has the meaning set forth in Section 3.2.

"Mill" means Off-Taker's Granite City Works, located at Granite City, Illinois.

"Minimum Coal Inventory" has the meaning set forth in Section 4.2(e).

"Minimum Owner's Equity" has the meaning set forth in Section 1.7(b)(ii).

"Minimum Ratability Standard" has the meaning set forth in Section 6.3.

"Minimum Steam Supply Obligation" has the meaning ser forth in Section 6.9(b).

"Mitigation Proceeds" means any (positive) difference between:

(A) The sum of the sales proceeds arising from third party commercially reasonable Coke sales (with such commercial reasonableness to be based upon (i) prevailing market conditions, (ii) the permitted storage capacity of the Plant in respect of Coke Tonnage; (iii) degradation and handling in respect of any Coke storage and third party sales; (iv) logistics and associated loading, transportation, delivery and unloading costs and expenses in respect of any such third party sales, (v) other relevant factors), plus any costs and expenses saved by Provider in connection therewith, minus

(B) The sum of (i) the product (y) the Coke Price less the Fixed Price Component of the Coke Price multiplied by (z) Coke Tonnage that is sold to such third parties, plus (ii) any other Incidental Damages incurred by Provider.

"Month" or "Monthly" refers to a calendar month beginning at 12:00 midnight on the last day of the preceding month and ending at 12:00 midnight on the last day of such calendar month, and transpiring in whole or in part during the Term or, as applicable, the Option Term.

"Monthly Coal Blend Tonnage" has the meaning set forth in Section 3.1(e)(i)(A).

"Monthly Adjusted Coal Blend Tonnage" has the meaning set forth in Section 3.1(e)(i)(B).

"Monthly Feed Water Processing Fee" has the meaning set forth in Section 3.2.

"Monthly Moisture Adjusted Coal Blend Tonnage" has the meaning set forth in Section 3.1(e)(i)(C).

"Net MMBTU(s)" has the meaning set forth in Section 3.2.

"Nominal Conditions" refers to (i) Steam interface conditions whereby such mass flow of ***** lbs/hr. has a temperature of ***** °F, a pressure of ***** psig and enthalpy of ***** BTUs/lb., and (ii) Feed Water interface conditions whereby such mass flow of ***** lbs/hr. has a temperature of ***** °F and enthalpy of ***** BTUs/lb.

"Nonconforming Coke" has the meaning set forth in Section 5.1(d).

"Off-Taker" means United States Steel Corporation, a Delaware corporation.

"Off-Taker Default" has the meaning set forth in Section 10.1.

"Off-Taker Feed Water Instruments" has the meaning set forth in Section 6.8(c).

"Off-Taker Feed Water Monitoring Equipment" has the meaning set forth in Section 6.8(f).

"Off-Taker Force Majeure Event(s)" has the meaning set forth in Section 9.2(a).

"Off-Taker Obtained Coke" means coke obtained by Off-Taker that is required to make up for any shortfall in the delivery of Coke in respect of any Production Shortfall and Affiliate Supplied Coke.

"Off-Taker Steam Instruments" has the meaning set forth in Section 6.10(c).

"Off-Taker's Damages" means (i) any amounts due by Provider to Off-Taker under this Agreement as of the effective date of its termination; plus (ii) the present value, discounted at the rate of ***** percent (***** %) per annum, of the product of the difference (if any) between the (y) price of Off-Taker Obtained Coke f o.b. the Mill and (z) the Coke Price that would have

been payable by Off-Taker to Provider, multiplied by the minimum range of the Coke Supply and Purchase Obligation for all complete or partial Contract Years remaining in the Term (provided, for such Contract Years having less than 365 days, the foregoing amount is to be multiplied by a fraction, the numerator of which is the number of calendar days in such Contract Year, and the denominator of which is 365); plus (iii) the present value, discounted at the rate of ***** percent (***** %) per annum, of the product of ***** dollars ($ *****) multiplied by the number of all complete or partial Contract Years remaining in the Term (provided, for such Contract Years having less than 365 days, $ ***** in respect of such Contract Years is to be multiplied by a fraction, the numerator of which is the number of calendar days in each such Contract Year, and the denominator of which is 365). (If the Agreement is terminated prior to or during the Initial Year, then the product determined pursuant to subparts (ii)(y) and (iii) herein shall be multiplied by fifteen (15) Contract Years.) Such Coke Price will be determined based upon the assumed utilization of the Base Case Coal Blend, and a reasonable market value estimation of the Coal Costs per Ton of Coke in respect of such Base Case Coal Blend. The Parties acknowledge that such damages are a reasonable estimation of Off-Taker's actual damages in the event of Off-Taker's termination of this Agreement pursuant to Section 10.5.

"Off-Taker Feed Water Monitoring Equipment" has the meaning set forth in Section 6.8(f).

"Off-Taker Steam Monitoring Equipment" has the meaning set forth in Section 6.10(f)

"O&M Component", including its manner of determination, is set forth in Section 3.1(c).

"O&M Component Limit", including its manner of determination, is set forth in Section 3.1(c)(iv).

"O&M Expense(s)" means (i) all costs, expenses and fees incurred by Provider in respect of operating and maintaining the Plant and in complying with the Coke and Steam delivery and supply obligations of Provider under this Agreement, all of which shall be consistent with U. S. GAAP, plus (ii) all Taxes in respect of all such costs, expenses, and fees. Provided, however, the (u) Pass-Through Expenses, (v) Insurance Costs, (w) Additional Direct Costs, (y) capital costs, and (z) fines or penalties in respect of violations of Governmental Requirements (including, without limitation, Governmental Requirements pertaining to the environment, and employee health and safety), unless caused by negligent or wrongful acts of Off-Taker or the failure of Off-Taker to act when having a duty to do so, are not O&M Expenses.

"Option Notice" has the meaning set forth in Section 2.2(b).

"Option Term" has the meaning set forth in Section 2.2(b)

"Other Realized Value" has the meaning set forth in Section 3.5(c).

"Owner" or "Owners" has the meaning set forth in Section 1.7(e).

"Parties" means Provider and Off-Taker.

"Party" means Provider or Off-Taker, depending upon the context in which the term is used.

"Pass-Through Expenses" has the meaning set forth in Section 3.3.

"Payment Default" means any failure by (i) Off-Taker to pay Provider in accordance with this Agreement, including Article III (including the payments in respect of the Coke Price, the adjustments thereto, the Feed Water Processing Fee, the Pass-Through Expenses and Taxes), Section 8.1(c), Section 8.3 or Section 11.2(c); or (ii) Provider to credit or otherwise pay amounts due by Provider to Off-Taker under this Agreement.

"Permitted Transfer" has the meaning set forth in Section 1.7(b).

"Plant" means the one hundred twenty (120) oven metallurgical coke making plant and related facilities (including, without limitation, the HRSGs and related piping and equipment) located adjacent to the Mill, and which is to be developed by Provider.

"Permitted Debt" has the meaning set forth in Section 1.6(b).

"Power Facility" has the meaning set forth in Section 5.2(b).

"Presumed O&M Expenses" has the meaning set forth in Section 3.1(c)(iii).

"Producer Price Index" is the Producer Price Index — Industrial Commodities Less Fuel (Series Id: WPUO3T15M05) published by the United States Department of Labor, Bureau of Labor Statistics.

"Production Shortfall" has the meaning set forth in Section 6.4.

"Property" means the real property upon which the Plant is to be constructed, which is described in the Purchase Agreement.

"Provider" means Gateway Energy & Coke Company, LLC.

"Provider Default" has the meaning set forth in Section 10.2.

"Provider Feed Water Flow Meter" has the meaning set forth in Section 6.8(b).

"Provider Feed Water Instrument(s)" has the meaning set forth in Section 6.8(b).

"Provider Feed Water Monitoring Equipment" has the meaning set forth in Section 6.8(e).

"Provider Force Majeure Event(s)" has the meaning set forth in Section 9.1(a).

"Provider's Damages" include (i) any amounts due by Off-Taker to Provider under this Agreement as of the effective date of its termination; (ii) the present value, discounted at the rate of ***** percent (***** %) per annum, of (y) the product of (A) the Fixed Coke Price

Component, multiplied by (B) ***** (*****) as respects each complete or partial Contract Year remaining in the Term (provided, for such Contract Years having less than 365 days, the foregoing amount is to be multiplied by a fraction, the numerator of which is the number of calendar days in each such Contract Year, and the denominator of which is 365), plus (z) (as applicable) Taxes thereon; plus (iii) the present value, discounted at the rate of ***** percent (***** %) per annum, of the Monthly Feed Water Processing Fee for each Month remaining in the Term (which shall be reasonably estimated by Provider based upon historic production of Conforming Steam from Conforming Feed Water at or above the Minimum Steam Supply Obligation, and, as applicable, Steam produced from nonconforming Feed Water); plus (iv) the balance of all of the remaining Government Mandated Additional Capital Expenditures that would be payable by Off-Taker but for such termination. (If the Agreement is terminated prior to or during the Initial Year, then the product determined pursuant to subpart (ii)(y) and (iii) herein shall be multiplied by fifteen (15) Contract Years.) Provided, however, if Provider elects in good faith to shut down the Plant as a consequence of termination of this Agreement by Provider pursuant to Section 10.4, then Provider's damages shall be the sum of (i) any amounts due under this Agreement as of the effective date of termination; (ii) severance benefits payable by Provider to its employees in accordance with generally accepted industry standards; (iii) as applicable, amounts payable by Provider to Governing Authorities pursuant to incentive programs related to the Plant; (iv) an amount equal to the gross book value of the Plant less accumulated book depreciation (as determined in accordance with U.S. GAAP); and (v) the balance of all of the Government Mandated Additional Capital Expenditures payable by Off-Taker. The Parties acknowledge that such damages are a reasonable estimation of Provider's actual damages in the event of Provider's termination of this Agreement pursuant to Section 10.4.

"Provider Steam Flow Meter" has the meaning set forth in Section 6.10(b).

"Provider Steam Instrument(s)" has the meaning set forth in Section 6.10(b).

"Provider Steam Monitoring Equipment" has the meaning set forth in Section 6.10(e).

"Provisional Guaranteed Coke Quality Standards" has the meaning set forth in Section 4.2(f)

"Provisional Period" has the meaning set forth in Section 3.6(a)(i).

"Prudent Operating and Maintenance Practices" means the practices, methods, standards and procedures generally accepted and followed by a prudent, diligent, skilled and experienced manager and operator acting in accordance with standards generally utilized in the United States with respect to the management, operation, maintenance, safety and loss prevention of manufacturing facilities having similar characteristics to the Plant which, at the particular time in question, in the exercise of reasonable judgment and in light of facts then known or that reasonably should have been known at the time a decision was made, would be expected to accomplish the desired results and goals, including such goals as efficiency, reliability, economy and profitability, in a manner consistent with Governmental Requirements considering the age of the Plant, and subject to its originally projected useful life of thirty (30) years.

"Purchase Agreement" means the agreement between the Parties in respect of the sale by Off Taker to Provider of the Property, which shall be consistent with the "Term Sheet".

"Qualified Bank" means a financial institution having, at the time of determination for purposes of this Agreement a credit rating of at least "A" by Standard & Poor's Corporation or at least "A2" by Moody's Investors Service.

"Recomputed Section 45 Credit Amount" has the meaning set forth in Section 3.5(f).

"Reference Month" is July 2007.

"Reject Limits" are set forth in Schedule 5.1(b).

"Renewal Notice" has the meaning set forth in Section 2.2(a).

"Renewal Term" has the meaning set forth in Section 2.2(a).

"Section 45 Credits" has the meaning set forth in Section 3.5(a).

"Section 48B Credit Adjustment Percentage" has the meaning set forth in Section 3.1(b)(iii)

"Section 48B Credit Amount" has the meaning set forth in Section 3.1(b)(iii).

"Section(s)" are the sections and subsections of the Articles contained in this Agreement.

"Section 48B Credit" has the meaning set forth in Section 3.1(b)(iii),

"Service Water" means Off-Taker's Mill service water supplied by Off Taker to Provider and delivered to the Service Water Delivery Point, for use in the Plant operations for Coke quenching operations, the operations of the pusher-charger machines located at the Plant, and other miscellaneous Plant operations for which the use of such service water is suitable. Service water does not include Feed Water.

"Service Water Delivery Point" has the meaning set forth in Section 7.4.

"Steam" is super heated steam delivered by the Plant to the Mill at the Steam Delivery Point.

"Steam Constituents" has the meaning set forth in Section 5.3(a).

"Steam Delivery Point" has the meaning set forth in Section 7.3(a).

"Steam Measuring Point" is a location to be designated by the Parties in good faith, and which is to be located at or in reasonable proximity to the Steam Delivery Point.

"Sun Coke" has the meaning set forth in Section 1.7(b)(i).

"Sunoco" means Sunoco, Inc., an Affiliate of Provider.

"Sunoco Realized Value", including its manner of determination, is set forth in Section 3.5(b).

"Targeted Coke Production" means, as respects the (i) Base Case Coal Blend six hundred fifty thousand eight hundred fifty four (650,854) Tons of Conforming Coke for each Contract Year, and (ii) as respects each Coal Blend that contains a volatile matter content percentage which varies from the Base Case Coal Blend, the Conforming Coke Tonnage for each Contract Year provided for in the corresponding volatile matter content percentage set forth in the attached and incorporated Schedule 6.2.

"Tax Credit Agreement" has the meaning set forth in Section 3.1(b)(iii).

"Taxes" means any tax imposed by any Governmental Authority in the form of sales, use, excise, value added, environmental tax, state and local product tax, state and local inspection fees, or similar taxes, assessments, or fees, but specifically excludes Mandatory Emission Assessments, property taxes in respect of the Plant, taxes based on or measured in whole or in part by the net or gross income, gross or net receipts (other than sales and use taxes) or net worth or capital of Provider (but only to the extent so measured), franchise taxes or the Michigan single business tax. If the purchase of any Coke by Off-Taker is exempt from sales or use tax, then Off-Taker shall furnish Provider or its designee with a valid exemption certificate in form and content reasonably acceptable to Provider. In the event any exemption is subsequently denied by any Governmental Authority, and as a result Provider is assessed for such sales or use tax, then Off-Taker shall reimburse Provider for such Taxes, including all interest and penalties associated therewith. If Off-Taker reasonably disagrees with the amount of Taxes imposed by a Governmental Authority for which Off-Taker may be liable under this Agreement, then at Off-Taker's request Provider shall reasonably cooperate with Off-Taker to attempt to resolve such disagreement. Costs and charges incurred by Provider in cooperating with Off-Taker (including, without limitation, attorneys' and consultants' fees) shall be borne entirely by Off-Taker.

"Term" has the meaning set forth in Section 2.1.

"Third Party Investor(s)" has the meaning set forth in Section 3.5(c).

"Ton" or "Tonnage" means a "short" ton of two thousand (2,000) pounds of Coal or Coke, as the case may be. Provided, however, Coke Tonnage shall be adjusted for the moisture content thereof in accordance with Section 6.6.

"Transfer" has the Meaning set forth in Section 1.7(a).

"Transferee" is any Enterprise, including a Third Party Investor, which is the recipient of a Transfer.

"Typical Coal Blend" is a Coal Blend having a volatile matter content of ***** % and a moisture content of ***** %.

"U.S. GAAP" has the meaning set forth in Section 1.5.

"Week" or "Weekly" refers to a calendar week beginning at 12:00 midnight on the Sunday and ending at 11:59 on the Saturday of the same week, and transpiring on whole or on part during the Term or, as applicable, the Option Term.

"Weighted Index" is the weighted percentage of the following Indexes:

Percentage (Weighting)	Index
***** %	Employment Cost Index
***** %	Producer Price Index
***** %	Electrical Power Index.

"Written" or "in Writing" mean any form of written communication or a communication by means of e-mail, telex, telecopier device, telegraph or cable, or overnight courier, and shall be deemed to have been duly given or made upon receipt, or in the case of any electronic transmission, when confirmation of receipt is obtained.

"Year" means a calendar year commencing on January 1st and ending on December 31St, and transpiring during the Term or, as applicable, the Option Term or (as applicable) the renewal thereof.

"Years" mean two (2) or more Years.

Schedule 1.4
Guarantee of Provider's Obligations

GUARANTY

THIS GUARANTY, dated as of August [insert], 2007, ("Guaranty"), is made by SunCoke Energy, Inc., a Delaware corporation and Sun Coal and Coke Company a Delaware corporation (collectively referred to herein as "Guarantor"), for the benefit of United States Steel Corporation, a Delaware corporation ("US Steel").

Recitals

A. This Guaranty is made pursuant to the Coke Sale and Feed Water Processing

Agreement entered into the date hereof by and between US Steel and Gateway Energy & Coke Company, LLC ("Gateway").

B. This Guaranty is made for the benefit of US Steel to guarantee the performance by

Gateway of its obligations under the Coke Sale and Feed Water Processing Agreement (the obligations referred to herein are collectively referred to as the "Guaranteed Obligations").

C. It is a condition to US Steel entering into the Coke Sale and Feed Water Processing Agreement that the Guarantor shall have executed and delivered this Guaranty.

D. The Guarantor will obtain benefits from Gateway entering into the Coke Sale and Feed Water Processing Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce US Steel to enter into the Coke Sale and Feed Water Processing Agreement,

E. The Guarantor acknowledges that it is bound by the restrictions on transfer of ownership pertaining to Guarantor as set forth in Section 1.7 of the Coke Sale and Feed Water Processing Agreement. Accordingly, such restrictions are particularly set forth in paragraph 16 of this Guaranty, and any breach thereof by Guarantor in respect thereof shall constitute a default by Guarantor of this Guaranty to the extent not cured by Guarantor as set forth in paragraph 17 of this Guaranty.

F. Except as respects the limited partnership interest of Jewell Coke Company L.P. held by Sunoco Inc. (R&M division), the Guarantor represents and warrants that its owner's equity is the total owner's equity set forth in Guarantor's financial statements dated December 31, 2006.

Guaranty

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby

makes the following representations and warranties to US Steel and hereby covenants to US Steel as follows;

1. The Guarantor guarantees to US Steel the full performance of all Guaranteed

Obligations. The Guarantor understands, agrees and confirms that US Steel may enforce this Guaranty against the Guarantor without first proceeding against Gateway.

2. The liability of the Guarantor hereunder shall not be affected or impaired by (a)

any other continuing or other guaranty, undertaking or maximum liability of the Guarantor or of any other person as to the obligations and performance of Gateway; (b) any reduction of any such other guaranty or undertaking; (c) any payment made to US Steel in respect of the Guaranteed Obligations which US Steel repays to Gateway pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and the Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding; (d) any assignment by Gateway of any of its rights under any of the Coke Sale and Feed Water Processing Agreement; or (e) the sale, transfer or other disposition by the Guarantor of any or all of its ownership interest in Gateway; provided, notwithstanding any other provision in this Guaranty, no action shall commence against the Guarantor unless and until written notice of default is first made upon Gateway and the Guarantor pursuant to the requirements set forth in the Coke Sale and Feed Water Processing Agreement, and Gateway or the Guarantor fails to cure such default within the applicable cure period set forth in the Coke Sale and Feed Water Processing Agreement.

3. Other than the notice required to be given to the Guarantor as specified in Section

2 of this Guarantee, the Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives promptness, diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by US Steel against the Guarantor.

4. US Steel may at any time and from time to time without the consent of or notice

to the Guarantor, without incurring responsibility to the Guarantor, without impairing or releasing the obligations of the Guarantor hereunder upon or without any terms or conditions and in whole or in part:

(a) Exercise or refrain from exercising any rights against Gateway or otherwise act or refrain from acting;

(b) Settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof; and/or

(c) Consent to or waive any breach of, or any act, omission or default under, the Coke Sale and Feed Water Processing Agreement, or otherwise amend, modify or supplement the Coke Sale and Feed Water Processing Agreement.

5. No invalidity, irregularity or unenforceability of all or any part of the Guaranteed

Obligations shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

6. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of US Steel in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which US Steel would otherwise have. Other than the notice required to be given to the Guarantor as specified in Section 2 of this Guarantee, no notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of US Steel to any other or further action in any circumstances without notice or demand. It is not necessary for US Steel to inquire into the capacity or powers of Gateway or the officers, directors, or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

7. The Guarantor waives, to the maximum extent permitted by applicable law, any right to require US Steel to (a) proceed against Gateway or (as applicable) any other person; or (b) pursue any other of its remedies.

8. The Guarantor assumes all responsibility for being and keeping itself informed of Gateway's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Guaranteed Obligations and the nature, scope and extent of the risks which the Guarantor assumes and incurs hereunder, and agrees that US Steel shall have no duty to advise the Guarantor of information known to it regarding such circumstances or risks. Guarantor will provide to US Steel, no later than one hundred and eighty (180) days following the end of each fiscal year, audited financial statements and footnotes of Guarantor and, as applicable, Sunoco Inc. (R&M division). Along with such audited financial statements, Guarantor will also provide an approximation (+/-10%) of the owner's equity of the Guarantor with respect to such financial statements.

9. If and to the extent that the Guarantor makes any payment or performance to US Steel pursuant to or in respect of this Guaranty, then any claim which the Guarantor may have against Gateway by reason thereof shall be subject and subordinate to the prior payment and performance in full of the Guaranteed Obligations to US Steel.

10. The Guarantor hereby agrees to pay all reasonable out-of-pocket costs and expenses of US Steel (including, without limitation, the reasonable fees and disbursements of counsel employed by US Steel) in connection with the enforcement of this Guaranty and any amendment, waiver or consent relating hereto against the Guarantor.

11. This Guaranty shall be binding upon the Guarantor and its successors and assigns, and shall inure to the benefit of US Steel and its successors and assigns. Guarantor will remain fully liable under this Guaranty notwithstanding the fact that (1) a third party becomes the owner of all or a portion of a membership or other interest in Gateway and/or (ii) Gateway assigns the Coke Sale and Feed Water Processing Agreement to a third party.

12. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of US Steel and the Guarantor.

13. The Guarantor acknowledges that an executed (or conformed) copy of the Coke Sale and Feed Water Processing Agreement has been made available to its principal executive officers, and that such officers are familiar with the contents thereof.

14. All notices requests, demands or other communications pursuant hereto shall be made in writing (including telegraphic, telex, facsimile transmission or cable communication) and mailed, telegraphed, telexed, transmitted, cabled or delivered to the following addresses (or to such other address(es) designated by the Guarantor or US Steel):

If to the Guarantor: SunCoke Energy, Inc.
Parkside Plaza 11400 Parkside Plaza Drive Knoxville, TN, 37934
Attention: Vice President and General Counsel
FAX: (865) 288-5281
Confirm: (865) 288-5213

If to US Steel: United States Steel Corporation
600 Grant St. Room 6100
Pittsburgh, PA 15219-2800
Attention: General Counsel
FAX: (412) 433-1109
Confirm: (412) 433-4616

All such notices and communication shall be mailed, facsimile transmitted, or sent by overnight courier, and shall be effective when received.

15. This Guaranty and the rights and obligations of US Steel and of the Guarantor shall be governed by and construed in accordance with the law of the State of Pennsylvania.

16. Notwithstanding any other provision in this Guaranty, Guarantor shall not transfer any interest in Guarantor, nor shall Guarantor's Affiliates (as applicable) transfer any membership or other interest in Guarantor, in whole or in part, to any Enterprise, including any Affiliate of a party (collectively, a "Transfer"), without the Written consent of US Steel, which

consent may be withheld by US Steel in its sole and absolute discretion, unless such proposed Transfer is a Permitted Transfer. A "Permitted Transfer" is a transfer whereby:

(i) Sunoco, Inc. or any of its wholly owned Affiliates will retain a combined ownership share of at least thirty percent (30%) in (y) Guarantor, provided, however, that in such event Gateway remains wholly owned by Guarantor and/or Guarantor's wholly owned Affiliates; or

(ii) As of the date of such Transfer, and thereafter for the remaining balance of the term, and, as applicable, the option term and any renewal term of the Coke Sale and Feed Water Processing Agreement, the (y) respective owner's equity of Gateway and Guarantor is a least One Hundred Million Dollars ($100,000,000) each, in each case based upon current audited financial statements prepared annually in accordance with U.S. GAAP (the "Minimum Owner's Equity"); and (z) the proposed Transferee provides US Steel with reasonable assurances that it or its designee will be able to fulfill its obligations in respect of this Guaranty. Guarantor shall deliver or, as applicable, shall cause Gateway to deliver true and correct copies of such audited financial statements to US Steel not less than ten (10) calendar days prior to such Transfer and annually thereafter within ten (10) calendar days following the receipt thereof by Gateway and Guarantor.

Provided, however, and notwithstanding subparts (i) and (ii) hereof, as of the date of such proposed Transfer, and thereafter for the remaining balance of term and, as applicable, the option term and any renewal term of the Coke Sale and Feed Water Processing Agreement, a proposed Transfer will not be deemed to be a Permitted Transfer if either (y) such Transfer could reasonably be expected to diminish in a material manner the benefits and rights of US Steel under the Coke Sale and Feed Water Processing Agreement , including without limitation the benefits with respect to the Section 48B Credit under Section 3.1(b)(iii) or the Section 45 Credits under Section 3.5 thereof, or (z) the proposed Transferee (as such term is defined in of the Coke Sale and Feed Water Processing Agreement) or an Affiliate(s) (as such term is defined in of the Coke Sale and Feed Water Processing Agreement) of the proposed Transferee is a company engaged in the production of steel or the processing of steel into intermediate steel products for resale to manufacturers of end products or to wholesale distributors, where the gross revenue in respect of such proposed Transferee or its Affiliate(s) in such steel production or processing business applicable to North American sales is more than one billion dollars ($1,000,000,000.00) annually (hereinafter such company is referred to as a "Competitor"), provided however, such proposed Transfer shall not be deemed to be a Transfer to an Affiliate of a Competitor if the Transfer is to an Affiliate that is a passive investor in a Competitor, so long as such passive investment is, and continues to be, limited to not more than five percent (5%) of the ownership interests of such entity.

17. Provider acknowledges that any Transfer that is not a Permitted Transfer shall constitute a material default of this Guaranty. In the event such a default by Gateway or Guarantor (hereinafter individually referred to as "Party" or collectively referred to as "Parties") is in respect of the Minimum Owner's Equity obligation, then the Party(ies) in default shall be obligated cure such default by either delivering to US Steel, within ninety (90) days following its receipt of any such non-conforming audited financial statement (s), either (i) supplemental

audited financial statement(s), prepared in accordance with U.S. GAAP, which demonstrate that the total owner's equity of such Party (ies) is at least the Minimum Owner's Equity, or (ii) irrevocable letter(s) of credit in favor of US Steel issued by a Qualified Bank (as such phrase is defined in of the Coke Sale and Feed Water Processing Agreement) in an amount equal to the difference (rounded up to the nearest five million dollars ($5,000,000.00) between (y) the Minimum Owner's Equity and (z) the total owner's equity of such Party(ies) as determined by the applicable current audited financial statement(s) prepared in accordance with U.S. GAAP, until Gateway delivers or, as applicable, causes Sun Coke to deliver to Off-Taker a current audited financial statement (prepared in accordance with U.S. GAAP) which demonstrates that the total owner's equity of such Party(ies) is at least the Minimum Owner's Equity. Such irrevocable letter(s) of credit shall be immediately payable at the option of and upon first demand by US Steel on and at any time after the occurrence a "Provider Default" that is not cured during the applicable cure period set forth in Section 10.2 of the Coke Sale and Feed Water Processing Agreement. In the event such a "Provider Default" diminishes any of the benefits of US Steel under the Coke Sale and Feed Water Processing Agreement, including without limitation such benefits with respect to the Section 48B Credit under Section 3.1(b)(iii) or the Section 45 Credits under Section 3.5 of the Coke Sale and Feed Water Processing Agreement, Gateway or Guarantor (on behalf of Gateway) shall cure such default by fully mitigating the economic harm to US Steel arising from such Transfer within thirty (30) calendar days following discovery thereof by either of them or Gateway's receipt of written notice thereof from US Steel (which notice shall reasonably describe such diminishment and the basis of its determination.).

18. The Parties acknowledge that US Steel will be irreparably harmed if the provisions of Sections 16 and 17 are breached, Accordingly, US Steel will be entitled to appropriate measures, including preliminary and permanent injunctive relief and (as applicable) specific performance, to prevent breaches of those Sections and to enforce those Sections, and in connection therewith will not be required to post a bond or other form of security as a condition of obtaining any temporary, preliminary or interim equitable relief (including without limitation, injunctive relief).

19. This Guaranty may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

SCHEDULE 1.4
PAGE 6

IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

SunCoke Energy, Inc.

By: _____

    Name:

    Title:

Sun Coal & Coke Company

By: _____

    Name:

    Title:

Acknowledged:

Gateway Energy & Coke Company, LLC

By: _____

    Name:

    Title:

Schedule 1.11
Service Water

1.0 INTRODUCTION

Provider's Coke facility requires service water. The service water is to be supplied by Off Taker to Provider at the indicated tie-point.

2.0 REFERENCE DRAWINGS AND DOCUMENTS

P&ID - Service Water   GRC-92-1P-001 B
P&ID - Service.Water   GRC-92-1P-002 B
Utility Tie-Point and Interface Map   GRC-90-2A-001 F

3.0 INTERFACE CONTROLS

A control valve located at the inlet of the service water tank regulates water flow from US Steel by means of tank level indication. All service water used by GECC will be metered.

4.0 INTERFACE POINTS

The service water terminal point is located underground at the western boundary of the site, shall be in general accordance with the following:

- USS Pipe: *****
- Pipe Size: ***** nominal diameter
- Pressure Class: ***** psi
- Pipe Schedule: *****
- Material: *****
- Material Specification: *****
- Connection Type: *****
- Pressure: ***** prig
- Temperature: *****
- Tie-Point Coordinates: *****

Schedule 1.11
Start Up Natural Gas Interface

1.0 INTRODUCTION

Provider's facility requires natural gas for the initial heatup of the coke ovens.

2.0 REFERENCE DRAWINGS AND DOCUMENTS P&ID — Natural Gas

Utility Tie-Point and Interface Map GRC-90-1P-001 B GRC-90-2A-001 F

3.0 SYSTEM DESIGN INFORMATION

Natural gas to the facility for heatup will be supplied by US Steel downstream of the US Steel meter station (***** ") and natural gas used by Provider will be metered,

4.0 INTERFACE CONTROLS

The natural gas interface is controlled by Provider's pressure and flow regulator at the NG Flow Metering/Pressure Reduction station.

5.0 INTERFACE POINTS

The natural gas tie-point for start-up gas is located underground at the northern boundary of the site, shall be in general accordance with the following:

- Temporary Pipe Size: *****
- Pressure Class: *****
- Pipe Schedule: *****
- Material: ***** (*****) ***** (*****)
- Material Specification: *****
- Connection Type: *****
- Pressure: ***** (*****) ***** (*****) *****
- Temperature: *****
- Tie-Point Coordinates: *****

Schedule 1.11
Steam Interface

1.0 INTRODUCTION

The Provider will supply high pressure steam. The superheated steam is generated by six single pressure heat recovery steam generators (HRSGs) which utilize the waste heat produced from the coke making process. High pressure steam lines originate from each of the HRSGs and are combined into a common header which is used to deliver steam to US Steel.

2.0 REFERENCE DRAWINGS AND DOCUMENTS P&ID-HP Steam - IIRSG

P&ID-HP Steam Header
P&ID-Feedwater System
Utility Tie-Point and Interface Map GRC-61-1P-001 B
GRC-61-IP-002 B GRC-61-1P-004 B GRC-90-2A-001 F

3.0 INTERFACE CONTROLS

The steam header pressure is controlled by the US Steel steam turbine in which all of the HRSGs will be in a following pressure mode operation.

4.0 INTERFACE POINTS

The steam tie-point is located on the pipe rack at the eastern corner of the site, shall be in general accordance with the following:

- Pipe Size: *****
- Pressure Class: *****
- Pipe Schedule: *****
- Material: *****
- Material Specification: *****
- Connection Type: *****
- Insulation: *****
- Pressure: *****
- Temperature: *****
- Minimum Steam: *****
- Tie-Point Coordinates [1]:   *****

[1]: Tie-points coordinates specified are located at the Provider/Off-Taker fence line.

[2]: Approximate elevation subject to final pipe rack design with allowance for 18' of nominal clearance from bottom of truss to roadway.

Schedule 1.11
Boiler Feedwater Interface

1.0 INTRODUCTION

Off-Taker is to supply boiler feedwater to the indicated terminal point at the site boundary to Provider's six heat recovery steam generators (HRSGs).

2.0 REFERENCE DRAWINGS AND DOCUMENTS

P&ID-HP Steam - HRSG	GRC-61-1P-001 B
P&ID-Feedwater Header	GRC-61-1P-003 B
P&ID-Feedwater System	GRC-61-1P-004 B
Utility Tie-Point and Interface Map	GRC-90-2A-001 F

3.0 INTERFACE CONTROLS

Boiler Feedwater flow is regulated through Gateway's control valve in the supply line to each HRSG. Control valves maintain drum water levels based on three-element control scheme which include feedwater flow, drum level, and steam flow.

4.0 INTERFACE POINTS

The feedwater tie-point is located on the pipe rack at the eastern corner of the site, shall be in general accordance with the following:

- Pipe Size: *****
- Pressure Class: *****
- Pipe Schedule: *****
- Material: *****
- Material Specification: *****
- Connection Type: *****
- Insulation: *****
- Pressure: *****
- Temperature: *****
- Tie-Point Coordinates [1]: *****

[1]: Tie-points coordinates specified are located at the Provider/Off-Taker fence line.

[2]: Approximate elevation subject to final pipe rack design with allowance for 18'of nominal clearance from bottom of truss to roadway.

<p align="center">**Schedule 1.11**
Coke Interface</p>

1.0 INTRODUCTION

The Coke produced by the Provider facility is delivered via transfer conveyor (CV-3006) to the specified takeover point at Transfer Tower #3 (TT-3003). Transfer Tower #3 will be constructed by GECC and will include all chutework and diverter gates. The point of takeover occurs when the Coke is discharged from the chute (by Provider) onto the US Steel coke transfer conveyor. The chutework and diverter gate at the Transfer Tower #3 also will allow for screened furnace coke to be discharged to the ground.

2.0 REFERENCE DRAWINGS AND DOCUMENTS

Coke Interface Detail Drawing   GRC-30-2A-003 D
Utility Tie-Point and Interface Map   GRC-90-2A-001 F

3.0 INTERFACE CONTROLS

Coke will be discharged directly from CV-3006 through the chutework and onto the US Steel coke conveyor. Indication sensors for Power On and/or Zero Speed on the US Steel coke conveyor will provide external permissives and allow Provider to position the diverter gate accordingly for emergency Coke discharge.

4.0 INTERFACE POINTS

The Coke tie-point is located at the #3 Transfer Tower at the northeastern boundary of the site, shall be in general accordance with the following:

•   Tie-Point Coordinates: *****

Schedule 3.1(b)(ii)
Adjustment to Fixed Price Component

Table I

Fixed Price Component (Adjustment Period)	Effective Date in year of Passage of Repeal of Section 199 Production Activities Deduction under the Code
$ *****	2009 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2010 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2011 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2012 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2013 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2014 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2015 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2016 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2017 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2018 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2019 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2020 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2021 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2022 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2023 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2024 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2025 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2026 (Adjustment Period = effective date through the remainder of the Term)

Table II

Fixed Price Component (Adjustment Period)	Effective Date in year subsequent to passage of Repeal of Section 199 Production Activities Deduction under the Code.
$ *****	2009 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2010 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2011 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2012 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2013 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2014 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2015 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2016 (Adjustment Period - effective date through the remainder of the Term)
$ *****	2017 (Adjustment Period - effective date through the remainder of the Term)
$ *****	2018 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2019 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2020 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2021 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2022 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2023 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2024 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2025 (Adjustment Period = effective date through the remainder of the Term)
$ *****	2026 (Adjustment Period = effective date through the remainder of the Term)

Note; Table I applies if the tax rate change is effective in the same year as the law changing the tax rate is passed, Table II applies if the tax rate change is effective in the year following the year in which the law changing the tax rate is passed.

Hypothetical Calculation of Amounts Due as of the Adjustment Date Pursuant to Section 3.1(b)(iii)

Simple Calculation of Repayment of Sec 48B tax credit by Off-Taker

Assumptions

1. *****
2. *****
3. *****
4. *****
5. *****

Principal and Interest Calculation Summary

			Fixed Component			
	Interest Rate	Coke Tonnage	Discount	Principal	Interest	Total
Qtr 1, 2010	*****	*****	*****	*****	*****	*****
Qtr 2, 2010	*****	*****	*****	*****	*****	*****
Qtr 3, 2010	*****	*****	*****	*****	*****	*****
Qtr 4, 2010	*****	*****	*****	*****	*****	*****
Qtr 1, 2011	*****	*****	*****	*****	*****	*****
Qtr 2, 2011	*****	*****	*****	*****	*****	*****
Qtr 3, 2011	*****	*****	*****	*****	*****	*****
Qtr 4, 2011	*****	*****	*****	*****	*****	*****
Qtr 1, 2012	*****	*****	*****	*****	*****	*****
Qtr 2, 2012	*****	*****	*****	*****	*****	*****
Qtr 3, 2012	*****	*****	*****	*****	*****	*****
Qtr 4, 2012	*****	*****	*****	*****	*****	*****

Interest Calculation Detail

	Principal	Interest	Dec 2008	Qtr 1, 2009	Qtr 2, 2009	Qtr 3, 2009	Qtr 4, 2009	Qtr 1, 2010	Qtr 2, 2010	Qtr 3, 2010	Qtr 4, 2010	Qtr 1, 2011	Qtr 2, 2011	Qtr 3, 2011	Qtr 4, 2011
Qtr 1, 2009	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 2, 2009	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 3, 2009	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 4, 2009	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 1, 2010	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 2, 2010	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 3, 2010	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 4, 2010	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

	Principal	Interest	Dec 2008	Qtr 1, 2009	Qtr 2, 2009	Qtr 3, 2009	Qtr 4, 2009	Qtr 1, 2010	Qtr 2, 2010	Qtr 3, 2010	Qtr 4, 2010	Qtr 1, 2011	Qtr 2, 2011	Qtr 3, 2011	Qtr 4, 2011
Qtr 1, 2011	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 2, 2011	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 3, 2011	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Qtr 4, 2011	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Interest rate assessed on discount:_____*

* Rate will be set equal to *****.

Total Periods: 36

Period	Actual Tons	Per ton Value of 50% of Sec 48B	$ Amount of Sec 48B Discount	Interest Amount	Total Repayment Amount
December 2009	*****	*****	*****	*****	*****	*****
January 2010	*****	*****	*****	*****	*****	*****
February 2010	*****	*****	*****	*****	*****	*****
March 2010	*****	*****	*****	*****	*****	*****
April 2010	*****	*****	*****	*****	*****	*****
May 2010	*****	*****	*****	*****	*****	*****
June 2010	*****	*****	*****	*****	*****	*****
July 2010	*****	*****	*****	*****	*****	*****
August 2010	*****	*****	*****	*****	*****	*****
September 2010	*****	*****	*****	*****	*****	*****
October 2010	*****	*****	*****	*****	*****	*****
November 2010	*****	*****	*****	*****	*****	*****
December 2010	*****	*****	*****	*****	*****	*****
January 2011	*****	*****	*****	*****	*****	*****
February 2011	*****	*****	*****	*****	*****	*****
March 2011	*****	*****	*****	*****	*****	*****
April 2011	*****	*****	*****	*****	*****	*****
May 2011	*****	*****	*****	*****	*****	*****
June 2011	*****	*****	*****	*****	*****	*****
July 2011	*****	*****	*****	*****	*****	*****
August 2011	*****	*****	*****	*****	*****	*****
September 2011	*****	*****	*****	*****	*****	*****
October 2011	*****	*****	*****	*****	*****	*****
November 2011	*****	*****	*****	*****	*****	*****
December 2011	*****	*****	*****	*****	*****	*****
January 2012	*****	*****	*****	*****	*****	*****
February 2012	*****	*****	*****	*****	*****	*****
March 2012	*****	*****	*****	*****	*****	*****
April 2012	*****	*****	*****	*****	*****	*****
May 2012	*****	*****	*****	*****	*****	*****
June 2012	*****	*****	*****	*****	*****	*****
July 2012	*****	*****	*****	*****	*****	*****
August 2012	*****	*****	*****	*****	*****	*****
September 2012	*****	*****	*****	*****	*****	*****
October 2012	*****	*****	*****	*****	*****	*****
November 2012	*****	*****	*****	*****	*****	*****
December 2012	*****	*****	*****	*****	*****	*****

**Schedule 3.1(c)(i)**
**Initial O&M Component Adjustment Factor**

Initial O&M Component during the Initial Operating Period and Initial Year is the product of $ ***** per Ton of Coke and the Initial O&M Component adjustment factor of 1+ A, where:

A =   ***** %

Example:

Assuming the Initial Operating Period commences as of September 2009, that indexes published as of the Month during which such Initial Operating Period commences have been determined as of March 2009, and that:

*****

Then "A" equals:

*****

Adjustment Factor = (1+ A) = *****

Initial O&M Component

$ ***** x (*****) = $ ***** x ***** = $ ***** per Ton of Coke

Schedule 3.1(c)(iv)
Adjustment Factor for the O&M Component Limit

O&M Component Limit for Year X is the product of $ ***** and the adjustment factor of (1+ A). "A" is determined in the following manner:

A=   ***** *%*

Example:

Assume that:

*****

Then "A" equals:

        *****

Adjustment Factor = (1+ A) = *****

O&M Component Limit for Contract Year 2012

$ ***** x (*****) = $ ***** x ***** = $ ***** per Ton of Coke

Schedule 3.1(c)(xi)

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator
Annual Summary

	1st QTR	2nd QTR	Year 2010 3rd QTR	4th QTR	Qtrly Total	Annual	Year 2010 Q1-Q3 Total	Settle Up
Production								
Forecast	*****	*****	*****	*****	*****	*****	*****	*****
Actual	*****	*****	*****	*****	*****	*****	*****	*****
O&M Cost per NT								
Forecast O&M	*****	*****	*****	*****	*****	*****	*****	*****
Actual O&M	*****	*****	*****	*****	*****	*****	*****	*****
Cap	*****	*****	*****	*****	*****	*****	*****	*****
O&M Costs								
Invoiced	*****	*****	*****	*****	*****	*****	*****	*****
Actual	*****	*****	*****	*****	*****	*****	*****	*****
Quarterly Adjustments								
USS	*****	*****	*****	*****	*****	*****	*****	*****
Gateway	*****	*****	*****	*****	*****	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

   Quarter: 1st

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume	*****	*****	*****
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)			
Actual vs Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary			
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares			
Invoiced O&M Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****
Actual vs. Original Invoice Difference	*****	*****	*****
US Steel Adjustment – (Cost)/Credit	*****	*****	*****
Gateway Adjustment – (Cost)/Credit	*****	*****	*****
Total Adjustment	*****	*****	*****
Final O&M Cost Responsibility			
US Steel Costs Paid	*****	*****	*****
Gateway Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

    Quarter: 2nd

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)			
Actual vs Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary			
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares			
Invoiced O&M Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****
Actual vs. Original Invoice Difference	*****	*****	*****
US Steel Adjustment – (Cost)/Credit	*****	*****	*****
Gateway Adjustment – (Cost)/Credit	*****	*****	*****
Total Adjustment	*****	*****	*****
Final O&M Cost Responsibility			
US Steel Costs Paid	*****	*****	*****
Gateway Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

   Quarter: 3rd

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)			
Actual vs Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary			
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares			
Invoiced O&M Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****
Actual vs. Original Invoice Difference	*****	*****	*****
US Steel Adjustment – (Cost)/Credit	*****	*****	*****
Gateway Adjustment – (Cost)/Credit	*****	*****	*****
Total Adjustment	*****	*****	*****
Final O&M Cost Responsibility			
US Steel Costs Paid	*****	*****	*****
Gateway Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

Quarter: 4th

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)			
Actual vs Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary			
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares			
Invoiced O&M Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****
Actual vs. Original Invoice Difference	*****	*****	*****
US Steel Adjustment – (Cost)/Credit	*****	*****	*****
Gateway Adjustment – (Cost)/Credit	*****	*****	*****
Total Adjustment	*****	*****	*****
Final O&M Cost Responsibility			
US Steel Costs Paid	*****	*****	*****
Gateway Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)			
Actual vs Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary			
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares			
Invoiced O&M Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****
Actual vs. Original Invoice Difference	*****	*****	*****
US Steel Adjustment – (Cost)/Credit	*****	*****	*****
Gateway Adjustment – (Cost)/Credit	*****	*****	*****
Total Adjustment	*****	*****	*****
Final O&M Cost Responsibility			
US Steel Costs Paid	*****	*****	*****
Gateway Costs	*****	*****	*****
Actual O&M Costs	*****	*****	*****

USS Granite City
Initial Operating Period O&M

Index Name	Applicable Contract Calendar: Applicable Index: Weighting	2007 BASE January 2007 Index Level	September 2007 Index Level	Initial Operating Period 2008 March 2009 Index Level	September 2009 Price Level
Employment Cost Index	*****%	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****

Cumulative Index
Percentage

	2007	Initial Operating Period 2009
Initial Operating Period O&M 2007	*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 7

USS Granite City
Sample O&M Component Limit Calculator

Index Name	Applicable Contract Calendar: Applicable Index: Weighting	2007 BASE January 2007 Index Level	June 2007 Index Level	Full Production		
				June 2009 Index Level	June 2010 Index Level	June 2011 Index Level
Employment Cost Index	*****%	*****	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****	*****

Cumulative Index Percentage

	Applicable Forecast Cap Year:	2007		Full Production		
				2010	2011	2012
				Contract Yr 1	Contract Yr 2	Contract Yr 3
Total O&M Cap/ton (exclude general insurance) in 2006		*****		*****	*****	*****

2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013
Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4
June 2012	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018	June 2019	June 2020	June 2021	June 2022	June 2023
Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Contract Yr 4	Contract Yr 5	Contract Yr 6	Contract Yr 7	Contract Yr 8	Contract Yr 9	Contract Yr 10	Contract Yr 11	Contract Yr 12	Contract Yr 13	Contract Yr 14	Contract Yr 15
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 9

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator
Annual Summary

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Quarterly Total	Annual	Q1-Q3 Total	Settle Up
Production								
Forecast	*****	*****	*****	*****	*****	*****	*****	*****
Actual	*****	*****	*****	*****	*****	*****	*****	*****
O&M Cost per NT								
Forecast O&M	*****	*****	*****	*****	*****	*****	*****	*****
Actual O&M	*****	*****	*****	*****	*****	*****	*****	*****
Cap	*****	*****	*****	*****	*****	*****	*****	*****
O&M Costs								
Invoiced	*****	*****	*****	*****	*****	*****	*****	*****
Actual	*****	*****	*****	*****	*****	*****	*****	*****
Quarterly Adjustments								
USS	*****	*****	*****	*****	*****	*****	*****	*****
Gateway	*****	*****	*****	*****	*****	*****	*****	*****

Note: To the extent a provision in the body or definitions of the off-take agreement differs from this exhibit, the language in the body or definitions of the off-take agreement shall prevail.

SCHEDULE 3.1(c)(xi)
PAGE 10

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

    Quarter: 1st

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

Quarter: 2nd

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

    Quarter: 3rd

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

Quarter: 4th

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****

Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****

Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****

O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount		*****	*****
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor		*****	*****
Cap Factor		*****	*****
Final USS Costs		*****	*****

O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****

Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 14

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
*****% of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount	*****	*****	*****
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

USS Granite City
Initial Operating Period O&M

Index Name	Applicable Contract Calendar: Applicable Index: Weighting	2007 BASE January 2007 Index Level	September 2007 Index Level	Initial Operating Period 2008 March 2009 Index Level	September 2009 Price Level
Employment Cost Index	*****%	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****

Cumulative Index
Percentage

	2007	Initial Operating Period 2009
Initial Operating Period O&M 2007	*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 16

USS Granite City
Sample O&M Component Limit Calculator

| Index Name | Applicable Contract Calendar: Applicable Index: Weighting | 2007 BASE January 2007 Index Level | June 2007 Index Level | Full Production | | |
				June 2009 Index Level	June 2010 Index Level	June 2011 Index Level
Employment Cost Index	*****%	*****	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****	*****

Cumulative Index
Percentage

| | Applicable Forecast Cap Year: | 2007 | Full Production | | |
			2010 Contract Yr 1	2011 Contract Yr 2	2012 Contract Yr 3
Total O&M Cap/ton (exclude general insurance) in 2006		*****	*****	*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 17

2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013
Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4
June 2012	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018	June 2019	June 2020	June 2021	June 2022	June 2023
Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Contract Yr 4	Contract Yr 5	Contract Yr 6	Contract Yr 7	Contract Yr 8	Contract Yr 9	Contract Yr 10	Contract Yr 11	Contract Yr 12	Contract Yr 13	Contract Yr 14	Contract Yr 15
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Year: 2010

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:	*****	*****	*****
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Note: To the extent a provision in the body or definitions of the off-take agreement differs from this exhibit, the language in the body or of the definitions off-take agreement shall prevail.

USS Granite City
Sample O&M Component Limit Calculator

Index Name	Applicable Contract Calendar: Applicable Index: Weighting	2007 BASE January 2007 Index Level	June 2007 Index Level	Full Production		
				June 2009 Index Level	June 2010 Index Level	June 2011 Index Level
Employment Cost Index	*****%	*****	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****	*****

Cumulative Index Percentage

	Applicable Forecast Cap Year:	2007		Full Production		
				2010 Contract Yr 1	2011 Contract Yr 2	2012 Contract Yr 3
Total O&M Cap/ton (exclude general insurance) in 2006		*****		*****	*****	*****

Note: The individual examples are linked to this page of the O&M limit and escalator.

2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013
Contract Yr 4	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**	**Contract Yr 4**
June 2012	**June 2013**	**June 2014**	**June 2015**	**June 2016**	**June 2017**	**June 2018**	**June 2019**	**June 2020**	**June 2021**	**June 2022**	**June 2023**
Index Level	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**	**Index Level**
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Contract Yr 4	**Contract Yr 5**	**Contract Yr 6**	**Contract Yr 7**	**Contract Yr 8**	**Contract Yr 9**	**Contract Yr 10**	**Contract Yr 11**	**Contract Yr 12**	**Contract Yr 13**	**Contract Yr 14**	**Contract Yr 15**
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 21

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****

Adjustment ($/nt)		Actual vs. Forecast Factor	Cap Factor
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****

Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****

O&M Cost Summary		Costs	$/nt coke
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor			
Cap Factor			
Final USS Costs			

O&M Adjustment Shares		Adjustment %	Adjustment %
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****

Final O&M Cost Responsibility		Share %	$/nt coke
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

   Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****

Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****

Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****

O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****

O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****

Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

  Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 26

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 27

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2010
   Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =			
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

USS Granite City
Sample O&M Component Limit Calculator

Index Name	Applicable Contract Calendar: Applicable Index: Weighting	2007 BASE January 2007 Index Level	June 2007 Index Level	Full Production		
				June 2009 Index Level	June 2010 Index Level	June 2011 Index Level
Employment Cost Index	*****%	*****	*****	*****	*****	*****
Producer Price Index	*****%	*****	*****	*****	*****	*****
***** Price of Electricity in $/MWh	*****%	*****	*****	*****	*****	*****
	Cumulative Index Percentage					

	Applicable Forecast Cap Year:	2007		Full Production		
				2010	2011	2012
				Contract Yr 1	Contract Yr 2	Contract Yr 3
Total O&M Cap/ton (exclude general insurance) in 2006		*****		*****	*****	*****

Note: The individual examples are linked to this page of the O&M limit and escalator.

2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013	2013
Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4	Contract Yr 4
June 2012	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018	June 2019	June 2020	June 2021	June 2022	June 2023
Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level	Index Level
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Contract Yr 4	Contract Yr 5	Contract Yr 6	Contract Yr 7	Contract Yr 8	Contract Yr 9	Contract Yr 10	Contract Yr 11	Contract Yr 12	Contract Yr 13	Contract Yr 14	Contract Yr 15
*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****

Adjustment ($/nt)		Actual vs. Forecast Factor	Cap Factor
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****

Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****

O&M Cost Summary		Costs	$/nt coke
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****

O&M Adjustment Shares		Adjustment %	Adjustment %
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****

Final O&M Cost Responsibility		Share %	$/nt coke
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****

Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****

Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****

O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****

O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****

Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

    Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013

Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

Gateway Energy & Coke Company
O&M Cost Adjustment Calculator

Year: 2013
Quarter: Full Year

	Forecast O&M Component	Actual O&M Component	O&M Cap
Coke Production (nt/year)			
***** % of Forecast Volume			
Initial O&M Cap	*****	*****	*****
Cumulative Escalation	*****	*****	*****
O&M Costs ($/nt)	*****	*****	*****
Annual Amount	*****	*****	*****
Adjustment ($/nt)		**Actual vs. Forecast Factor**	**Cap Factor**
Actual vs. Forecast	*****	*****	*****
*****	*****	*****	*****
Net (Cost)/Credit	*****	*****	*****
Adjustment ($/month)			
Net (Cost)/Credit	*****	*****	*****
Factor %	*****	*****	*****
Net USS (Cost)/Credit	*****	*****	*****
O&M Cost Summary		**Costs**	**$/nt coke**
US Steel Invoiced Amount			
Adjustments – (Cost)/Credit:			
Actual vs. Forecast Factor	*****	*****	*****
Cap Factor	*****	*****	*****
Final USS Costs	*****	*****	*****
O&M Adjustment Shares		**Adjustment %**	**Adjustment %**
Invoiced O&M Costs =		*****	*****
Actual O&M Costs =		*****	*****
Actual vs. Original Invoice Difference =		*****	*****
US Steel Adjustment – (Cost)/Credit =		*****	*****
Gateway Adjustment – (Cost)/Credit =		*****	*****
Total Adjustment =		*****	*****
Final O&M Cost Responsibility		**Share %**	**$/nt coke**
US Steel Costs Paid =		*****	*****
Gateway Costs =		*****	*****
Actual O&M Costs =		*****	*****

SCHEDULE 3.1(c)(xi)
PAGE 36

Schedule 3.3(b)
Minimum Insurance Coverages and Maximum Deductibles

Coverage	Maximum Deductible	Minimum Coverage Amount
Workers' Compensation	$*****	*****
Employers' Liability	$*****	*****
Commercial Liability	$*****	$*****
Automobile Liability	$*****	$*****
Property	$*****	*****
Business Interruption	*****$*****	*****

SCHEDULE 3.3(b)
PAGE 1

SCHEDULE 3.6(h)

Final invoice Format

- The following tabs are based on two major contract issues.
  - Invoices must be created by the Provider on the third business day before the end of each month prior to 12pm CST.
  - Prior month adjustments must be reported by the Provider to the Off-Taker on the 15th of each month.
- Quantities for the above invoices and adjustments should all be actual based on meters and scales with exception for unusual situations. (No estimates for a normal month.)
- The quantities for the third business day before the end of each month thru the final meter or scale readings at the end of the month become:
  - The unbilled receivable quantities for the Provider.
  - The unaudited liability quantities for the Off-Taker.
- Unless an inter-company balance is required, each of the above can calculate dollars as they deem best.
- The 'Inv prep data Input' and 'coke price data input' tabs are setup to provide easy data Input.
  - Provides a choice of setting up individual tabs for each month of invoices and 15th prior adjustment memos, or allows a simple macro to be setup to prepare the invoice and 15th prior adjustment memo by selecting the month for preparation.
  - This also provides visual trends.
    - The spreadsheet would be sent to the Off-taker with each invoice and 15th adjustment.
- The Inv prep data input' tab currently is set up to use quantities based on meter or scale measurements.
- Once the demo would move to production, fields could be added for the actual readings, and the spreadsheet could calculate the final numbers to be used to prepare the invoice.

Note: To the extent a provision in the body or definitions of the off-take agreement differs from this exhibit, the language in the body or of the definitions off-take agreement shall prevail.

SCHEDULE 3.6(h) (cont.)

SEPTEMBER 2006 INVOICE

Gateway Energy & Coke Company LLC
111 Northshore Drive
Suite N-600
Knoxville, Tennessee 37919-4093

Invoice Date:	09/27/06		
Invoice Number:	USS-0906	Remit to:	Gateway Energy & Coke Company LLC
Sold to:	US Steel	Salesperson:	Jeffrey S. Wozek
Bill to:	US Steel	ACH Credit Instructions:	
Period Billed:	August 29, 2006 – August 31, 2006 September 1, 2006 – September 26, 2006	Wire Instructions:	
Period Price Adj.:	August 1, 2006 – August 28, 2006	Terms:	
PO Number:	XYZ123	Due:	Friday, September 29, 2006

PO Line Number		Quantity	$
1	Furnace coke		
2	Feed water		
3	Breeze		
4	Additional sharing of Section 45 Credits Realized		
5	Additional adjustments of any debit or credit payment per Sec. 3.6(c), Sec. 3.8(d), and Sec. 3.6 (f) of Contract Invoice Total		

Detail

FURNACE COKE SHIPPED	$/NT	NT (1)	$
Current Month: September 1, 2006 – September 26, 2006	*****	*****	*****
Estimated Coal Price Component (2)	*****	*****	*****
Coal Cost	*****	*****	*****
Other coal costs	*****	*****	*****
O&M Component	*****	*****	*****
Insurance Component	*****	*****	*****
Fixed Price Component	*****	*****	*****
NT Shipped @ Estimated Coke $/NT	*****	*****	*****
Prior month: August 29, 2006 – August 31, 2006	*****	*****	*****
NT's shipped as actual price	*****	*****	*****
Prior month Price Adj.: (5) August 1, 2006 – August 28, 2006	*****	*****	*****
NT shipped @ Estimate price	*****	*****	*****
NT shipped @ Actual price	*****	*****	*****
Coke Price Discount in respect of Nonconforming Coke Tonnage and/or Price Adjustment for Coke Quality	*****	*****	*****
Net Current Month Furnace Coke	*****	*****	*****

FEED WATER PROCESSING	$/MMBTU	MMBTU	$
Current Month: September 1, 2006 – September 26, 2006	*****	*****	*****
Prior month: August 29, 2006 – August 31, 2006	*****	*****	*****
Volume adjustment (3)	*****	*****	*****
Net Current Month Feed Water	*****	*****	*****

BREEZE	$/NT	NT	$
Current Month: September 1, 2006 – September 26, 2006	*****	*****	*****
Prior month: August 29, 2006 – August 31, 2006	*****	*****	*****
Volume adjustment (4)	*****	*****	*****

Net Current Month Breeze

Furnace Coke tons Sold = Belt scale weights adjusted to ***** % moisture for coke shipped
Estimated Coal Price Component = Apply the previous month's ending coal inventory blend cost and calculate the coal tons to be carbonized based on the actual furnace coke shipped, adjusted to ***** % moisture, applied by the Net Guaranteed Yield
Actual Quantity of Conforming Steam = Actual steam meter readings
Estimated Quantity of Breeze = Actual to be confirmed by truck scale weights.
Price adjustment memorandum, September 15, 2006 (sample attached)

SCHEDULE 3.6(h)
PAGE 3

PRIOR MONTH ADJUSTMENT MEMO

Gateway Energy & Coke Company LLC
111 Northshore Drive
Suite N-600
Knoxville, Tennessee 37919-4093

Invoice Date:	09/15/06		
Memo Number:	0806F		
Sold to:	US Steel	Salesperson:	Jeffrey S. Wozek
Period Unbilled:	August 29, 2006 – August 31, 2006		
Period Price Adj.:	August 1, 2006 – August 28, 2006	Terms:	Adjustment will appear on next invoice
PO Number:	XYZ123	Due:	Friday, September 29, 2006

Detail

	$/NT	NT (1)	$
FURNACE COKE SHIPPED			
Prior month: August 29, 2006 – August 31, 2006			
NT's shipped as actual price	*****	*****	*****
Prior month Price Adj.: (5) August 1, 2006 – August 28, 2006			
NT shipped @ Estimate price	*****	*****	*****
NT shipped @ Actual price	*****	*****	*****
Coke Price Discount in respect of Nonconforming Coke Tonnage and/or Price Adjustment for Coke Quality	*****	*****	*****
Net Prior Month Furnace Coke	*****	*****	*****

	$/MMBTU	MMBTU	$
FEED WATER PROCESSING			
Prior month: August 29, 2006 – August 31, 2006	*****	*****	*****
Volume adjustment (3)	*****	*****	*****
Net Prior Month Feed Water	*****	*****	*****

	$/NT	NT	$
BREEZE			
Current Month: September 1, 2006 – September 26, 2006	*****	*****	*****
Prior month: August 29, 2006 – August 31, 2006	*****	*****	*****
Volume adjustment (4)	*****	*****	*****
Net Current Month Breeze	*****	*****	*****

Furnace Coke tons Sold = Belt scale weights adjusted to ***** % moisture for coke shipped
Estimated Coal Price Component = Apply the previous month's ending coal inventory blend cost and calculate the coal tons to be carbonized based on the actual furnace coke shipped, adjusted to ***** % moisture, applied by the Net Guaranteed Yield
Actual Quantity of Conforming Steam = Actual steam meter readings
Estimated Quantity of Breeze = Actual to be confirmed by truck scale weights.
Price adjustment memorandum, September 15, 2006 (sample attached)

3BDBEMO = Invoice due to GC on the third business day before the end of each month prior to 12 pm CST

	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Number of Days														
In month	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
1 thru last day before 3BDBEOM	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
PO Number		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Header		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Date		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Number		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Due		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Period Description														
1 thru last day before 3BDBEOM		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Furnace Coke Shipped														
1 thru last day before 3BDBEOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior month ending Inv. blend coal	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price discount	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Feed Water Processing														
1 thru last day before 3BDBEOM	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/MMBTU	$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Breeze														
1 thru last day before 3BDBEOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FURNACE COKE SHIPPED														
Current month:														
Estimate Coal Price Component		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coal Cost		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Other coal costs		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
O&M Component		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Fixed Price Component		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Insurance Component		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Not identified at this time		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/NT		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior month Price Adj:														
NT		*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

$/NT Estimated price	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s Estimated	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT Actual price	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s Actual	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price discount in respect to Nonconformance	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Net Current Month Furnace Coke:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FEED WATER PROCESSING														
Current Month:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Net Current Month Fixed Water:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
BREEZE														
Current Month:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Net Current Month Fixed Breeze:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FURNACE COKE SHIPPED (final)	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price for the month	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Other coal costs	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
O&M Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Fixed Price Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Insurance Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Not identified at this time	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sum of Production Blend Periods														
Total Coke Sales adjusted to ***** %	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

(Diff should be zero)	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Add periods as needed														
Aug 1-5	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Aug 6-23	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Aug 24-31	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Gateway Energy & Coke Company LLC
111 Northshore Drive
Suite N-600
Knoxville, Tennessee 37919-4093

Invoice Date:	09/27/06		
Invoice Number:		Remit to:	Gateway Energy & Coke Company LLC
Sold to:	US Steel	Salesperson:	Jeffrey S. Wozek
Bill to:	US Steel	ACH Credit Instructions:	
Period Billed:		Wire Instructions:	
Period Price Adj.:		Terms:	
PO Number:		Due:	

PO Line Number		Quantity	$
1	Furnace coke		
2	Feed water		
3	Breeze		
4	Additional sharing of Section 45 Credits Realized		
5	Additional adjustments of any debit or credit payment per Sec. 3.6(c), Sec. 3.8(d), and Sec. 3.6(f) of Contract Invoice Total		

Detail

FURNACE COKE SHIPPED	$/NT	NT (1)	$
Current Month:	*****	*****	*****
Estimated Coal Price Component (2)	*****	*****	*****
Coal Cost	*****	*****	*****
Other coal costs	*****	*****	*****
O&M Component	*****	*****	*****
Insurance Component	*****	*****	*****
Fixed Price Component	*****	*****	*****
NT Shipped @ Estimated Coke $/NT	*****	*****	*****
Prior month:			
NT's shipped as actual price	*****	*****	*****
Prior month Price Adj.: (5)			
NT shipped @ Estimate price	*****	*****	*****
NT shipped @ Actual price	*****	*****	*****
Coke Price Discount in respect of Nonconforming Coke Tonnage and/or Price Adjustment for Coke Quality	*****	*****	*****
Net Current Month Furnace Coke	*****	*****	*****

FEED WATER PROCESSING	$/MMBTU	MMBTU	$
Current Month:	*****	*****	*****
Prior month:	*****	*****	*****
Volume adjustment (3)	*****	*****	*****
Net Current Month Feed Water	*****	*****	*****

BREEZE	$/NT	NT	$
Current Month:	*****	*****	*****
Prior month:	*****	*****	*****
Volume adjustment (4)	*****	*****	*****

Net Current Month Breeze   *****   *****   *****

Furnace Coke tons Sold = Belt scale weights adjusted to ***** % moisture for coke shipped

Estimated Coal Price Component = Apply the previous month's ending coal inventory blend cost and calculate the coal tons to be carbonized based on the actual furnace coke shipped, adjusted to ***** % moisture, applied by the Net Guaranteed Yield

Actual Quantity of Conforming Steam = Actual steam meter readings

Estimated Quantity of Breeze = Actual to be confirmed by truck scale weights.

Price adjustment memorandum, September 15, 2006 (sample attached)


PRIOR MONTH ADJUSTMENT MEMO

Gateway Energy & Coke Company LLC
111 Northshore Drive
Suite N-600
Knoxville, Tennessee 37919-4093


Invoice Date:		
Memo Number:		
Sold to:	US Steel	**Salesperson:** Jeffrey S. Wozek
Period Unbilled:		
Period Price Adj.:		**Terms:** Adjustment will appear on next invoice
PO Number:		**Due:**

Detail

FURNACE COKE SHIPPED	**$/NT**	**NT (1)**	**$**
Prior month:			
NT's shipped as actual price	*****	*****	*****
Prior month Price Adj.: (5)			
NT shipped @ Estimate price	*****	*****	*****
NT shipped @ Actual price	*****	*****	*****
Coke Price Discount in respect of Nonconforming Coke Tonnage and/or Price Adjustment for Coke Quality	*****	*****	*****
Net Prior Month Furnace Coke	*****	*****	*****

FEED WATER PROCESSING	**$/MMBTU**	**MMBTU**	**$**
Prior month:	*****	*****	*****
Volume adjustment (3)	*****	*****	*****
Net Prior Month Feed Water	*****	*****	*****

BREEZE	**$/NT**	**NT**	**$**
Current Month:	*****	*****	*****
Prior month:	*****	*****	*****
Volume adjustment (4)	*****	*****	*****
Net Current Month Breeze	*****	*****	*****

Furnace Coke tons Sold = Belt scale weights adjusted to ***** % moisture for coke shipped
Estimated Coal Price Component = Apply the previous month's ending coal inventory blend cost and calculate the coal tons to be carbonized based on the actual furnace coke shipped, adjusted to ***** % moisture, applied by the Net Guaranteed Yield
Actual Quantity of Conforming Steam = Actual steam meter readings
Estimated Quantity of Breeze = Actual to be confirmed by truck scale weights.
Price adjustment memorandum, September 15, 2006 (sample attached)


SCHEDULE 3.6(h)
PAGE 10


	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Number of Days														
In month	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
1 thru last day before 3BDBEOM	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	Days	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
PO Number	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Header	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Date	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Invoice Number	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Due	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Period Description														
1 thru last day before 3BDBEOM	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Furnace Coke Shipped														
1 thru last day before 3BDBEOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior month ending Inv. blend coal	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price discount	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Feed Water Processing														
1 thru last day before 3BDBEOM	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment	MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/MMBTU	$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Breeze														
1 thru last day before 3BDBEOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3BDBEOM to EOM	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FURNACE COKE SHIPPED														
Current month:														
Estimate Coal Price Component	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coal Cost	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Other coal costs	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
O&M Component	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Fixed Price Component	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Insurance Component	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Not identified at this time	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior month Price Adj:														
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$/NT Estimated price	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s Estimated	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
$/NT Actual price	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s Actual	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price discount in respect to Nonconformance	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Net Current Month Furnace Coke:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FEED WATER PROCESSING														
Current Month:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Net Current Month Fixed Water:														
$/MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
MMBTU	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
BREEZE														
Current Month:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Prior Month:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Volume adjustment:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Net Current Month Fixed Breeze:														
$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
$'s	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
FURNACE COKE SHIPPED (final)	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke price for the month	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Other coal costs	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
O&M Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Fixed Price Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Insurance Component	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

	U of M	Dec py	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Not identified at this time	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Sum of Production Blend Periods														
Total Coke Sales adjusted to ***** %	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
(Diff should be zero)	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Add periods as needed														
Aug 1-5	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Aug 6-23	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
Aug 24-31	NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$/NT	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
	$	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****

Schedule 4.2(f)

Provisional Guaranteed Coke Quality Standards

Coke Quality Parameter	Mean	Weekly Threshold for Quality	Coke Price Adjustment Actual Penalty is per the applicable Formula; Coke Price Adjustment in the following examples assumes a Coke Price of $200)	Daily Reject Standards
Moisture(%)	***** %	*****	*****	***** %
Sulfur (%)(dty basis)	*****	*****	***** $ ***** %	*****
Ash (%) (dry basis)	*****	*****	***** $ ***** %	*****
V.M.(%)(dry basis)	*****	*****	***** $ ***** %	*****
Stability	*****	*****	*****	*****
CSR	*****	*****	*****	*****
Phosphorous	*****	*****	*****	*****
Size	*****	***** % *****	***** $ ***** %	***** % *****

* To be determined based on the composition of the selected Coal Blend. Provided, except for CSR and Size, the percentage difference in respect of the weekly threshold and daily reject standards relative to the mean of the applicable quality parameter set forth in this Schedule 4.2(f) is the same percentage difference in respect of the weekly threshold and daily reject standards relative to the mean of the applicable quality parameter set forth in Schedule 5.1.b.

The manner of determining the moisture penalty and credit hereunder shall be the same manner set forth in Schedule 5.1(b).

The manner of determining the price adjustments in respect of ash, sulfur, V.M. and size hereunder shall be the same manner set forth in Schedule 5.1(b).

Schedule 5.1(b)

Guaranteed Coke Quality Standards

Coke Quality Parameter	Mean	Weekly Threshold for Quality	Coke Price Adjustment Actual Penalty is per the applicable Formula; Coke Price Adjustment in the following examples assumes a Coke Price of $200)	Daily Reject Standards
Moisture(%)	***** %	*****	*****	***** %
Sulfur (%)(dry basis)	***** %	***** %	***** $ ***** %	***** %
Ash (%) (dry basis)	***** %	***** %	***** $ ***** %	***** %
V.M.(%)(dry basis)	***** %	***** %	***** $ ***** %	***** %
Stability	*****	*****	***** $ *****	*****
CSR	*****	*****	*****	*****
Phosphorous	*****	***** %	*****	***** %
Size	*****	***** % ***** % *****	***** $ ***** %	***** % *****

Moisture Penalty and Credit — For each percent (***** %) variation in respect of Coke that contains more than ***** percent ***** %) moisture, the Contract Price will be decreased by $ ***** . For each percent (***** %) variation in respect of Coke that contains less than ***** percent ***** percent (***** %) moisture, the Contract Price will be increased by $ ***** . For Coke that contains between ***** percent (***** %) ***** percent (***** %) moisture, there shall be no adjustment to the Contract Price.

Note: Moisture variances will be calculated to ***** percent (***** %)

Formulas for Determining Stability, Ash, Sulfur V.M. and Size Price Adjustment

The following adjustments were based on McMasters Rules of Thumb and an assumed coke rate of 900 # / NTHM. The examples are based on a Coke Price of $ ***** . The actual penalties will be based on the actual Coke Price.

Stability

-1 Stability = + *****

Coke Price reduction = *****

Example - Stability shortfall of ***** (*****):

Coke Price reduction = *****

Coke Price reduction = (*****) * $ *****

Coke Price reduction = $ *****

Note: Stability shortfalls will be calculated to ***** point (***** pts.)

Ash

***** *Example -* *****

Coke Price reduction = *****
Coke Price reduction = *****
Coke Price reduction = *****
Coke Price reduction = $ *****
Note: Ash increases will be calculated to ***** percent (***** %)

Sulfur

> *********

>> Coke Price reduction = *****

> *Example -* ***** % (***** % ***** %)

>> Coke Price reduction = *****
>> Coke Price reduction = *****
>> Coke Price reduction = *****

Coke Price reduction = $ ***** Note: Sulfur increases will be calculated to ***** percent (***** %)

Size

For every ***** , the Coke Price reduction will be:

*****

Note: Size shortfalls will be calculated to ***** percent (***** %).

V.M.

For every ***** the Coke Price reduction will be:
*****

Note: V.M. shortfalls will be calculated to ***** percent (***** %).

Schedule 5.2

Conforming Feed Water Quality Specifications

CONFORMING FEED WATER SPECIFICATIONS

Parameter	Units	Value
Temperature	Deg F	*****
pH		*****
Cation Conductivity	µmhos/cm	*****

Notes:

Nominal Steam pressure is ***** psig at the turbine inlet.

Nominal Feed Water pressure is ***** psig, subject to a maximum pressure of ***** psig.

The Parties acknowledge that control parameters for Feed Water and Steam which are not explicitly indicated in this document are expected to conform to standard industry guidelines and recommendations set forth by American Boiler Manufacturers Association (ABMA) and American Society of Mechanical Engineers (ASME) and will be set forth in a protocol developed pursuant to Section 5.5 of the Agreement.

Schedule 5.3

Conforming Steam Quality Specifications

CONFORMING FEED WATER SPECIFICATIONS

Parameter	Units	Value
Temperature	Deg F	*****
Sodium	ppm	*****
Silica	ppm	*****

Notes:

Nominal Steam pressure is ***** psig at the turbine inlet.

Nominal Feed Water pressure is ***** psig, subject to a maximum of ***** psig.

The Parties acknowledge that control parameters for Feed Water and Steam which are not explicitly indicated in this document are *expected* to conform to standard industry guidelines and recommendations set forth by American Boiler Manufacturers Association (ABMA) and American Society of Mechanical Engineers (ASME) and will be set forth in a protocol developed pursuant to Section 5.5 of the Agreement.

Schedule 6.2

Targeted Coke Production

Coal Blend Volatile Matter	*****	*****	*****	*****	*****	*****	*****	*****	*****
Coke produced TPY	*****	*****	*****	*****	*****	*****	*****	*****	*****

Schedule 6.13

Estimates of Provider Natural Gas Consumption

NATURAL GAS USAGE –
PROJECTION BASED ON HAVERHILL USAGE

Day	Press	Temp	Period Usage (MCF)	Heat Fctr (BTU)	Daily Usage (DTH) ***** Ovens	Daily Usage (DTH) ***** Ovens	Daily Usage (BTU) ***** Oven Heatup	Daily Usage (BTU/HR) ***** Oven Heatup	Daily Usage (BTU) ***** Oven Heatup	Daily Usage (BTU/HR) ***** Oven Heatup	Daily Usage (BTU/HR/OVEN Heatup
1	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
2	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
3	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
4	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
5	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
6	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
7	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
8	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
9	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
10	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
11	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
12	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
13	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
14	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
15	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
16	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	****
							*****		*****		
					*****	*****	$*****		$*****		
							$*****	***** Oven Battery	$*****	***** Oven Battery	

Total OM   *****   ***** Ovens   Protected Cost $ ***** Ovens

Schedule 8.3

Government Mandated Additional Capital Expenditures (Example)

Commencement of first Contract Year:	01/01/08
End of Term:	12/31/23
Completion Date for Government Mandated Additional Capital Expenditures:	4/30/17
Number of partial or complete Contract Years Remaining the Term:	6.00
Amortization Period (*****):	*****
Interest Rate (pre-tax):	*****%
Cost of Applicable Government Mandated Additional Capital Expenditure:	$ *****
Monthly Amortized Cost:	$ *****
***** % of such Monthly Amortized Cost (payable by Off-Taker)	$ *****
Unamortized Balance at End of Initial Term (not payable by Off-Taker):	$ *****

EXHIBIT A

Tax Credit Agreement

DEPARTMENT OF TREASURY INTERNAL REVENUE SERVICE

CLOSING AGREEMENT

Under § 7121 of the Internal Revenue Code, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583 (TIN: 23-1743282), on behalf of itself and as agent for Gateway Energy & Coke Company LLC, 1111 Northshore Drive, Suite N600, Knoxville, TN 37919-4073 (TIN: 20-4816254, a Member of Sunoco, Inc.'s affiliated group, and the Commissioner of internal Revenue ("Commissioner") make the knowing closing agreement:

WHEREAS:

1. Gateway Energy & Coke Company LLC ("Gateway') is a wholly-owned subsidiary of Sun Coal & Coke Company and Sun Coal & Coke Company is a wholly-owned subsidiary of Sunoco, Inc. (Sunoco");

2. On or before October 2, 2006, Gateway submitted to the Internal Revenue Service ("IRS"), an application for certification under the qualifying gasification project program described In Notice 2006-25 ("Application for § 48B Certification");

3. Gateways Application for § 48B Certification is for the qualifying gasification project (the 'Project") described below

(1) The Project will be located in Granite City, Madison County, Illinois;

(2) The Project will have a design capacity to, supply at least 1.57 mscf (million standard cubic feet) per hour of synthesis as that Is composed primarily of carbon monoxide and hydrogen for direct use or subsequent chemical or physical conversion;

(3) The fuels identified in § 48B(c)(2) will at all times cumulatively comprise at least 90 percent (as measured in Btu on an. energy input basis) of the total fuels (fuels identified in § 48B(c)(2) and any other fuel input) required by the Project for normal plant operations (operations other than initial plant certification, plant startup periods, plant shutdown periods, periods of gasification system maintenance during which the interconnected gasifier(s) is shutdown, or interruptions of the supply of fuels identified In § 48B(c)(2) to the Project resulting from an event of farce majeure (including an Act of God, war, strike, or other similar event beyond the control of Gateway)) for the production of chemical feedstocks, liquid transportation fuels, or co-production of electricity; and

(4) The Project is entitled to priority under Notice 2006-25 both for carbon capture capability (as defined in § 48B(c)(5)) or use of renewable fuels and because the project team has experience that demonstrates successful and reliable operations of the gasification technology on domestic fuels identified in § 48B(c)(2); and

4. On November 20, 2006, the IRS accepted Gateways Application for § 48B Certification for the Project and allocated a qualifying gasification project credit under § 48B in the amount of $ ***** to the Project.

NOW IT IS HEREBY DETERMINED AND AGREED FOR FEDERAL INCOME TAX PURPOSES THAT:

1. The total amount of the qualifying gasification project credit to be claimed for the Project under § 48B(a) must not exceed $ ***** .

2. If the Project is not placed in service by Gateway Within 7 years of November 29, 2006, the qualifying gasification project credit in the amount of $ ***** allocated to the Project is, fully forfeited.

3. If the Project does not have a design capacity to supply synthesis gas in the amount of at least 1.57 mscf per hour on the date the Project is placed in service, the qualifying gasification project credit in the amount of $ ***** allocated to the Project Is reduced proportionately.

4. (1) If the Project fails to use gasification technology as defined in § 48B(c)(2) or is not carried out by art eligible entity as defined in § 48B(c)(7), the qualifying gasification project credit in the amount of $ ***** allocated to the Project is fully forfeited.

(2) if, at any time, the fuels identified in § 48B(c)(2) with respect to the gasification technology for the Project do not cumulatively comprise at least 90 percent (as measured in eta on an energy input basis) of the total fuels (fuels identified in § 48B(c)(2) and any other fuel input) required by the Project for normal plant operations (operations other-than: initial plant certification, plant startup periods, plant shutdown periods, periods of gasification system maintenance during which the interconnected gasifier(s) is shutdown, or interruptions of the supply of fuels identified In § 48B(c)(2) to the Project resulting from an event of force Majeure (including an Act of God, war, strike, or other similar event beyond the control of Gateway)) for the production of chemical feedstocks, liquid transportation fuels, or co-production of electricity, the Project cease to be investment credit property and the recapture rules of § 50(a) apply.

(3) if the Project fails to provide for either carbon capture capability (as defined in § 48B(c)(5)) or use of renewable fuels on-the date the Project is placed in service, the qualifying gasification project credit in the amount of $ ***** allocated to the Project is fully forfeited.

5. Sunoco and Gateway (collectively, the 'Taxpayers') will not claim the qualifying advanced coal project credit under §48A for any qualified investment for which the qualifying gasification project credit is allowed under § 48B,

6. If Taxpayers elect to claim the qualifying gasification project credit on the qualified progress expenditures paid or incurred by Gateway during the taxable year(s) during which the Project is under construction and if the Project ceases to be a qualifying gasification project (before, at the time, or after the Project is placed in service), rules similar to the recapture rules in § 50(a)(2)(A) through (D) apply,

7. This agreement applies only to Taxpayers. Any successor in interest must execute a new closing agreement with the IRS. If the interest is acquired at or before the time the Project is placed In service and the successor in interest fails to execute a new closing agreement, the qualifying gasification project credit in the amount of $ ***** allocated to the Project is fully forfeited, If the interest is acquired after the time the Project is placed In service and the successor in interest fails to execute a new closing agreement, the Project ceases to be Investment credit property and the recapture rules of § 50(a) apply,

THIS AGREEMENT IS FINAL AND CONCLUSIVE EXCEPT:

1. The matter it relates to may be reopened in the event of fraud, malfeasance, or misrepresentation of a material fact;

2. it is subject to the Internal Revenue Code sections that expressly provide that effect be given to their provisions (including any stated exception for § 7122) notwithstanding any rule of law; and

3. If it relates to a tax period ending after the date of this Closing Agreement, it is subject to any law enacted after such date, which applies to the tax period.

By signing, the parties certify that they have read and agreed to the terms of this Closing Agreement.

Taxpayer: Sunoco, Inc. (TIN: 23-1743282)

By: _____   Date Signed: _____
    Michael H.R. Dingus
Title: Senior Vice President Sunoco, Inc.

Commissioner of Internal Revenue

By: By: _____   Date Signed: _____
    William P. O'Shea
Title: Associate Chief Counsel, Passthroughs
and Special Industries, CC:PSI

Exhibit 10.34

Execution Version

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS (*****).

AMENDED AND RESTATED

COKE PURCHASE AGREEMENT

by and between

Middletown Coke Company, Inc.

and

AK Steel Corporation

Dated September 1, 2009

TABLE OF CONTENTS

APPENDICES:

SCHEDULES:

3

AMENDED AND RESTATED COKE PURCHASE AGREEMENT

THIS AMENDED AND RESTATED COKE PURCHASE AGREEMENT dated as of September 1, 2009 (the "Effective Date"), is made by and between Middletown Coke Company, Inc., a Delaware corporation ("Seller") and AK Steel Corporation, a Delaware Corporation ("Purchaser"). This Agreement is a companion accord to the Amended and Restated Energy Sales Agreement between Seller and Purchaser dated concurrently with this Agreement (the "Related Energy Sales Agreement") and the Agreement Regarding Expedited Equipment Purchases between Seller and Purchaser dated as of March 4, 2008, as amended (the "Equipment Agreement").

For good and valuable consideration, including the Related Coke Purchase Agreement and the Equipment Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS; ACKNOWLEDGEMENT; BASIC OBLIGATIONS OF THE PARTIES

1.1 <u>Definitions</u>. The definitions of certain capitalized terms used in this Agreement are contained in the attached Appendix A.

1.2 <u>The Plant</u>. Pursuant to this Agreement, the Related Energy Sales Agreement and the Equipment Agreement, Seller is to construct (subject to the Contingencies) (i) a metallurgical coke making plant consisting of one hundred (100) heat recovery ovens organized in three oven batteries, (ii) an associated cogeneration plant (the "Cogeneration Plant") that converts steam produced at such coke plant into electrical energy, and (iii) related facilities and equipment (collectively, the "Plant"), all to be located on certain real property to be acquired by Seller that is contiguous with Purchaser's Middletown Plant (the "Property"). The Plant is to be owned and operated by Seller based upon heat recovery technology that is proprietary to Seller and its Affiliates.

1.3 <u>Basic Obligations of the Parties</u>. Subject to the terms, conditions and requirements of this Agreement:

(a) <u>Delivery and Acceptance Obligations</u>.

(i) During the Initial Operating Period, Seller shall deliver to Purchaser and Purchaser shall accept all Coke Tonnage, except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(iii). Seller will also provide to Purchaser, on the first business day of each Week, a nonbinding projection of (x) the duration of the Initial Operating Period, (y) Coke production for such Week, and (z) Coke production for each subsequent Week remaining in the Initial Operating Period.

(ii) Following the Initial Operating Period and throughout the balance of the Term, Seller shall deliver to Purchaser and Purchaser shall accept all Coke Tonnage (subject to Seller's obligations in respect of the Coke Supply Obligation), except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(v).

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(b) Pricing and Payment. During the Term, the purchase price payable by Purchaser to Seller in respect of Coke Tonnage is the Coke Price (except for Nonconforming Coke Tonnage that is rejected by Purchaser pursuant to Section 5.1(b)(v)), and for Nonconforming Coke Tonnage that is not rejected by Purchaser is the applicable price set forth in Section 5.1(b)(v). Such amounts shall be payable in accordance with Section 3.3.

(c) Integrated Transaction. The Parties acknowledge that (i) they are entering into this Agreement, the Related Energy Sales Agreement and the Equipment Agreement as a single integrated transaction, (ii) they would not enter into the Related Energy Sales Agreement without also entering into this Agreement, and (iii) this Agreement and the Related Energy Sales Agreement are inextricably linked technically and economically, that neither would be feasible without the other, and they constitute a single integrated transaction and agreement.

1.4 Seller's Notice and Reporting Obligations.

(a) Schedule and Progress Reports. The Parties acknowledge that Purchaser will be required to prudently manage third party coke purchases and coke inventories in respect of the Middletown Plant pending the development of the Plant (and the date that the Plant demonstrates the commercial capability of producing Coke at its full production level). Accordingly, at least ten (10) days following the satisfaction of each of the Contingencies (but subject to such Contingencies), Seller shall deliver to Purchaser a construction schedule that details the various phases of such work, including corresponding milestone dates for major systems and equipment, and the substantial completion date prior to the commencement of the construction of physical improvements in respect of the Plant (the "Work"). Within three (3) business days following the commencement of the construction of such Work, Seller will provide Purchaser with Written notice thereof. Seller will provide Written progress reports once per month, which shall include all material schedule updates and revisions in respect of such Work, through the commencement of the Initial Operating Period. Such reports will be consistent with Seller's internal reports in respect of the completion and status of applicable schedule milestones.

(b) Weekly Meetings. In addition to the provision by Seller to Purchaser of the reports described in Section 1.4(a), Seller and Purchaser shall schedule weekly on-site meetings whereby Seller or its designee shall informally report to Purchaser the status and progress of the Work, including (as applicable) any material revisions to the construction schedule in respect of milestone dates and the substantial completion date for such Work. Seller shall also permit Purchaser to inspect the Plant construction site for the purpose of evaluating the progress of the Work; provided, however, all such site inspections shall be subject to the supervision of Seller and its designee, and shall be conducted in a manner consistent with Seller's safety policies and guidelines.

(c) Recovery Plans. In the event of any schedule delays in respect of construction milestones or the substantial completion date, Purchaser shall be advised of (as applicable) any recovery plans and shall be invited to attend meetings between Seller and its suppliers and contractors in respect thereof; provided, however, neither Seller, its suppliers nor its contractors shall be obligated to implement any recommendations of Purchaser in respect of any such recovery plans.

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1.5 <u>Guarantee of Seller's Obligations</u>. The obligations of Seller under this Agreement shall be guaranteed by SunCoke and Sun Coal & Coke Company, a Delaware corporation, pursuant to a guaranty in the form of Schedule 1.5 that Seller shall cause to be executed and delivered to Purchaser at the time of the execution and delivery of this Agreement.

1.6 <u>Transfer Restrictions</u>. Purchaser shall not transfer or otherwise dispose of the Middletown Plant without the prior Written consent of Seller. If Purchaser wishes to sell, lease, transfer or otherwise dispose of all or a substantial portion of its assets (other than the Middletown Plant), whether in a single transaction or series of transactions, then it shall cause to be delivered to Seller at least forty-five (45) days prior to such sale, lease, transfer or other disposition (i) a Written notice of such sale, lease, transfer or other disposition, (ii) a guaranty executed by AK Steel Holding Corporation, a Delaware corporation ("Holding") in the form of Schedule 1.6, and (iii) an opinion of independent legal counsel to Holding, which legal counsel shall be reasonably satisfactory to Seller and which opinion shall be in form and substance reasonably satisfactory to Seller, to the effect that such guaranty is the legal, valid and binding obligation of, and enforceable against Holding, subject to customary exceptions. The Parties acknowledge that in the event any of the foregoing obligations are breached by Purchaser or Holding, Seller shall be entitled to both interim and permanent injunctive relief in respect of such obligations, including (as applicable) injunctive relief and specific enforcement against Purchaser and Holding. Notwithstanding the foregoing, Purchaser shall not be restricted from creating or permitting to exist (and the foregoing provisions shall not apply to) any lien, security interest or other encumbrance on any of its assets.

1.7 <u>Holding Guaranty</u>. Following the expiration, cancellation or termination of the Indenture, Holding shall promptly (i) notify Seller of such circumstance in Writing, and (ii) execute and deliver to Seller a guaranty of Holding in favor of Seller in the form of Schedule 1.6. Such guaranty obligation shall be specifically enforceable by Seller against Holding.


ARTICLE II
TERM


2.1 <u>Term</u>. The term of this Agreement ("Term") shall commence on the Effective Date and, subject to earlier termination in accordance with this Agreement, shall continue in effect for twenty (20) Contract Years. Upon the conclusion of such twenty (20) Contract Years, this Agreement shall automatically renew for two (2) successive five (5) year terms each unless notice of termination is given by either Party at least one (1) year prior to the end of the Term.


ARTICLE III
COKE PRICE AND PAYMENT TERMS


3.1 <u>Coke Price</u>.

(a) <u>Components</u>. Subject to Section 3.4:

(i) During the Initial Operating Period, and for the balance of the year (namely, through December 31st) during which the Initial Operating Period expires (the "Initial Year"), the Coke Price is the sum of (x) the Adjusted Fixed

Price Component, (y) the Initial O&M Component, plus (z) the Coal Cost Component; and

(ii) During each Contract Year (following such Initial Year), the Coke Price is the sum of (A) the Adjusted Fixed Price Component, (B) subject to Section 3.1(c)(vi), the Forecasted O&M Component, and (C) the Coal Cost Component.

(b) <u>Adjusted Fixed Price Component</u>.

(i) The Fixed Price Component is $***** per Ton of Coke.

(ii) The Parties acknowledge that Coke production depends upon the moisture content of each Coal Blend. Accordingly, the Fixed Price Component shall be adjusted (increased or decreased) based upon the Weighted Average moisture content of the Coals comprising each Coal Blend for the applicable Month. Accordingly, if the actual Weighted Average moisture content of such Coal Blend Tonnage exceeds ***** %, then for each ***** % increment thereof in excess of ***** %, the Fixed Price Component shall be correspondingly increased by ***** %. ***** Conversely, if the actual Weighted Average moisture content of such Coal Blend Tonnage is less than ***** %, then for each ***** % increment thereof less than ***** %, the Fixed Price Component shall be correspondingly reduced by ***** %. By way of example, if the actual Weighted Average moisture content of the Coal Blend is ***** %, then such adjusted Fixed Price Component (the "Adjusted Fixed Price Component") is $ ***** (namely, the sum of the (i) Fixed Price Component plus the (ii) product of the Fixed Price Component multiplied by ***** %). Conversely, and by way of example, if the actual Weighted Average moisture content of the Coal Blend is ***** %, then such Adjusted Fixed Price Component is $ ***** (namely, the sum of (i) Fixed Price Component minus the (ii) product of the Fixed Price Component multiplied by ***** %).

(c) <u>Initial O&M Component, Forecasted O&M Component, Actual O&M Component and Annual True-Up</u>.

(i) During the Initial Year, the O&M Component is $ ***** per ton of Coke (the "Initial O&M Component").

(ii) Following such Initial Year, and at least sixty (60) days prior to the commencement of each Contract Year, Seller will prepare a good faith forecast (the "Forecast") that sets forth in reasonable detail its good faith estimate of the O&M Expenses in respect of the Plant and the for the next ensuing Contract Year. For the avoidance of doubt, such O&M Expenses include operating and maintenance costs in respect of the Cogeneration Plant notwithstanding the circumstance that payments in respect of electrical energy produced by such Cogeneration Plant are made pursuant to the Related Energy Sales Agreement.

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(iii) Without duplication or double-counting in respect of O&M Expenses, such Forecast shall be based upon (i) subject to any applicable confidentiality restrictions in respect of other customers of Seller's Affiliates, typical historic operations and maintenance history at other domestic coke making facilities that utilize SunCoke's proprietary heat recovery coke making technology as such history applies to the Plant; (ii) historic operations and maintenance history at the Plant; (iii) subject to Article VII, compliance with Governmental Requirements in respect of the Plant, including Government Mandated Additional Expenses; (iv) property taxes in respect of the Plant; (v) Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year; (vi) labor expenses in respect of the Plant; (vii) Prudent Operating and Maintenance Practices; (viii) the reasonable cost of all premiums or, as applicable, allocations, in respect of required and commercially reasonable insurance coverages for the Plant, Plant operations, and employees of Seller (provided such allocations or premiums constitute O&M Expenses), and (ix) other reasonable conditions specific to the Plant and Seller's performance hereunder (the "Guidelines"); provided, however, but subject to Section 7.1(c), such other reasonable conditions shall not include fines or penalties in respect of violations of Governmental Requirements including Governmental Requirements pertaining to the environment, and employee health and safety. Such Forecast shall be delivered to the Purchaser for approval by it, which approval shall not be unreasonably withheld, conditioned or delayed.

(iv) Within fifteen (15) days following Seller's delivery of each such Forecast to Purchaser, Seller and Purchaser shall confer in good faith for the purpose of reviewing and approving such Forecast. If, within thirty (30) days thereafter, the Parties do not agree upon such Forecast, then Purchaser shall promptly deliver to Seller (no later than ten (10) days following the expiration of such thirty (30) day period) Written notice of its disapproval of such Forecast that sets forth the specific grounds therefor including any alleged inconsistency thereof with the Guidelines. The Parties may thereafter submit such dispute to arbitration in accordance with Section 9.2; provided, however, pending such resolution, (i) the O&M Expenses in respect of the preceding Contract Year, as adjusted in accordance with the Index Formula (the "Presumed O&M Expenses"), shall be the basis for the O&M Expenses for the period during which such dispute is pending (except for the first Contract Year, for which the Presumed O&M Expenses in respect of such Contract Year pending that resolution shall be the Initial O&M Component as adjusted in accordance with the Index Formula), and (ii) if, following any such arbitration, it is determined that the allowable O&M Expenses are greater or less than the Presumed O&M Expenses, then Purchaser or, as applicable, Seller shall pay to the prevailing Party the product of the difference between (i) the (y) Forecasted O&M Component based upon the Presumed O&M Expenses for the applicable Contract Year or, as applicable, in respect of the Initial Year, and (z) the Forecasted O&M Component based upon the O&M Expenses approved pursuant to such arbitration, multiplied by (ii) the Coke Tonnage sold by Seller to Purchaser based upon such Presumed O&M Expenses, plus interest thereon accrued thereon at the Interest Rate. Such

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payment shall be, as applicable, added to or credited against the amount otherwise payable by Purchaser to Seller in accordance with the Monthly invoice immediately following any such award.

(v) The Forecasted O&M Component for each Contract Year will be determined in accordance with the following formula:

Forecasted O&M Component = [Forecast O&M Expenses (or if such Forecast is subject to a dispute, the Presumed O&M Expenses, until such time as the dispute is resolved) in respect of the Plant set forth in the approved Forecast for the applicable Contract Year ÷ Targeted Coke Production in respect of the Coal Blend(s) to be utilized during such Contract Year]

(vi) Seller shall endeavor in good faith to operate and maintain the Plant in accordance with the Forecasted O&M Component for the applicable Contract Year in accordance with Prudent Operating and Maintenance Practices. Subject to the foregoing, within thirty (30) days following the conclusion of each Contract Year, Seller will submit to Purchaser a Written report that summarizes the actual O&M Component for such Contract Year (the "Actual O&M Component") as determined in accordance with the following formula:

Actual O&M Component = actual O&M Expenses in respect of the Plant for the applicable Contract Year ÷ actual Coke Tonnage produced at the Plant during such Contract Year (including Nonconforming Coke Tonnage rejected by Purchaser).

Where applicable, but subject to Article VII, Purchaser shall pay Seller an amount equal to ***** % of the product of (i) any positive difference between the (y) Actual O&M Component for the applicable Contract Year and (z) Forecasted O&M Component as set forth in the Forecast for such Contract Year, multiplied by (ii) actual Coke production delivered to Purchaser during such Contract Year (excluding, in each case, Nonconforming Coke Tonnage rejected by Purchaser). Where applicable, but subject to Article VII, Seller shall credit Purchaser an amount equal to ***** % of any (i) negative difference between the (y) Actual O&M Component the applicable Contract Year and (z) Forecasted O&M Component for such Contract Year, multiplied by (ii) actual Coke production delivered to Purchaser during such Contract Year; provided, however, in no event shall the actual Coke production amount utilized in the denominators to the foregoing formulas be less than ***** % of the Targeted Coke Production for the applicable Contract Year; provided, further, that such ***** % limitation shall not apply to any Month during such Contract Year when a Production Turndown is in effect. Such payment or credit shall, as applicable, be added to or deducted from the amounts otherwise payable in accordance with the invoice in respect of the Month during which such credit or payment is determined, and shall be subject to reasonable verification by Purchaser.

(d) <u>Coal Cost Component</u>.

(i) Coal Costs are all costs, expenses and expenditures, including Taxes, related to sampling, testing, selecting, purchasing, storing, handling of Coals, and in respect of transporting, and delivering the Coals to the Plant, but excluding overhead or administrative costs of Seller or its Affiliates in respect thereof. Unless otherwise approved by Purchaser, each Coal comprising the selected Coal Blend shall be purchased by Seller for a commercially reasonable price, and in accordance with commercially reasonable standards, terms and conditions based upon thirty (30) day payment terms. Coal Costs do not include penalties, assessments and damages recovered by Seller in respect of Coal contracts with Coal suppliers to the extent such penalties, assessments and/or damages result in Coke Price reductions as set forth in Schedule 5.1 or any successor schedule (in which case such penalties, assessments and/or damages shall be for the account of Seller); provided, however, if such penalties, assessments and/or damages exceed such Coke Price reductions, or such penalties, assessments and/or damages do not result in a Coke Price reduction, then any such excess amount(s) or such penalties, assessments and/or damages not resulting in a Coke Price reduction will be deducted from the Coal Costs.

(ii) The Coal Cost Component is (i) the actual Monthly Weighted Average Coal Costs, divided by (ii) the product of (y) the Moisture Adjusted Coal Blend Tonnage charged to the coke ovens at the Plant set forth in each applicable invoice, taking into account Coal Handling Losses, and (z) the Guaranteed Coke Yield Percentage.

(iii) The Moisture Adjusted Coal Blend Tonnage is the Weighted Average thereof for each applicable Month, and accounts for Coal Blend moisture on a fixed ***** % basis to be determined in accordance with the following formula:

*Moisture Adjusted Coal Blend Tonnage = actual Coal Blend Tonnage (as determined in accordance with Section 3.1(d)(v)) x [(1 – the actual moisture content of such Coal Blend Tonnage) ÷ *****].*

Such actual moisture shall be determined based on sampling of the actual Coal Blend Tonnage immediately prior to coking thereof, and the testing and analysis on a composite basis, all of which shall be performed in accordance with ASTM Standards.

(iv) Coal Handling Losses shall be fixed at ***** %, and shall be accounted in accordance with the following formula:

Moisture Adjusted Coal Blend Tonnage for each Coke shipment x
*****

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(v) Seller's static scale shall weigh Coal Blend Tonnages immediately prior to coking. Such scale shall have an accuracy of not less than plus or minus (+/-) 0.25%, and shall be calibrated in accordance with the manufacturer's instructions at Seller's sole cost and expense. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties.

(vi) The Guaranteed Coke Yield Percentage is determined in accordance with the following formula:

Blast furnace coke "dry" yield equals __*****__ % less the sum of the percentage of dry basis volatile matter in the Coal Blend (described as the "typical" dry basis volatile matter in the Coal contracts pertaining to the Coal Blend) plus a ***** % allowance for net operating losses in the coking process; provided, however, if the Weighted Average actual moisture content of such Coal Blend Tonnage exceeds ***** %, then for each increment of ***** % in excess of ***** %, such ***** % allowance shall be correspondingly increased by ***** %. By way of example, if the actual Weighted Average moisture content of the Coal Blend is ***** %, then the corresponding allowance for net operating losses in the coking process would be ***** %.

Seller will re-determine the Guaranteed Coke Yield Percentage whenever the proportionate share of Coals within any Coal Blend is increased or decreased by ***** % or more.

(e) <u>Determination of Coke Tonnage</u>. All Coke Tonnage shall be weighed by belt scales operated by Seller. Such scales shall have an accuracy of not less than 0.25%, and shall be maintained and calibrated in accordance with the manufacturer's instructions, the cost of which calibration shall be an O&M Expense. Absent Manifest Error, such weight determinations shall be conclusive and binding on the Parties. All Coke Tonnage shall be adjusted to a ***** % moisture content in accordance with the following formula:

$$\textit{Tons Sold} \underline{= \textit{Total Tons x (1 – actual percentage moisture content)} \atop \textbf{*****}}$$

The actual moisture percentage content of Coke shall be determined in accordance with Section 5.1.

3.2 <u>Section 45 Credits</u>.

(a) <u>In General</u>. Provided Purchaser is not in default of this Agreement, if any Coke qualifies for a credit under the Section 45 of the Internal Revenue Code of 1986, or any similar or successor provision ("Section 45 Credits") during any year during which Coke is produced during the Term, then Seller shall provide Purchaser with a credit in respect of Coke Tonnage sold by Seller to Purchaser during such year, provided that in any Production Turndown Period the credit provided to Purchaser shall be reduced proportionately based on the Coke Purchase Shortfall.

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(b) <u>Sunoco Realized Value</u>. Where Sunoco or its Affiliates are the sole investors in Seller, such credit shall be equal to ***** % of the Sunoco Realized Value of such Section 45 Credits. Such Sunoco Realized Value is the pre-tax value realized by Sunoco in respect of such Section 45 Credits, which shall be determined by dividing the amount of such Section 45 Credits by one (1) minus the sum of (x), where (x) is the highest marginal federal income tax rate applicable to corporations, minus, in respect of section 199 of the Internal Revenue Code of 1986, (i) two (2) percentage points in respect of year 2009, or (ii) three percentage points for each subsequent year during which such Section 45 Credits may be available; provided, however, such Sunoco Realized Value shall also take into account any change in law, phase out, the ability of Sunoco to utilize the Section 45 Credits, or other circumstances relevant to such Sunoco Realized Value determination. The ability of Sunoco to utilize such Section 45 Credits shall be determined by comparing Sunoco's current federal consolidated tax liability with and without the Section 45 Credits attributable to Coke sales to Purchaser in respect of each such year. The determination of such Sunoco Realized Value in respect of each year during which Section 45 Credits may be available shall be made on or before October 1st of the subsequent year and shall be credited on the invoice for such Month; provided, however, that if there is any change in law that repeals or reduces the amount of the section 199 deduction of the Code, or that limits the benefit or availability of such deduction, in either case with respect to income arising from the sale of Coke under this Agreement, then the amounts subtracted pursuant to subparts (i) and (ii) of this Section 3.2(b) shall be reduced to reflect such change.

(c) <u>Other Realized Value</u>. Where Sunoco or its Affiliates, and any third party or parties (the "Third Party Investor(s)"), are the investors in Seller, such credit shall be equal to ***** % of the Other Realized Value of such Section 45 Credits. Such Other Realized Value is the product of (i) the percentage interest of Sunoco or its Affiliates and such Third Party Investor(s) in respect of the revenue derived from the sale of Coke multiplied by, as applicable, (ii) the pre-tax value realized by (y) Sunoco in respect of such Section 45 Credits (as determined in accordance with Section 3.2(b)) and (z) the Third Party Investor(s) as determined in a manner consistent with Section 3.2(b); provided, however, (i) such Other Realized Value in respect of any year shall not be less than the Sunoco Realized Value for such year had such Third Party Investor(s) not been investors in Seller; and (ii) such Other Realized Value shall also take into account any change in law, phase out, the ability of Sunoco or, as applicable, the Third Party Investor(s) to utilize the Section 45 Credits, or other circumstances relevant to such Other Realized Value determination. The determination of such Other Realized Value in respect of each year during which Section 45 Credits may be available shall be made on or before the last Month of subsequent year and shall be credited on the invoice for such Month.

(d) <u>Increases or Reductions</u>. If the Sunoco Realized Value or Other Realized Value of any Section 45 Credits on Coke sales to Purchaser is thereafter reduced by the carry back of a net operating loss in respect of an amended return, disallowance of all or a portion of the Section 45 Credits, or the inability of Sunoco or (as applicable) the Third Party Investor(s) to utilize the Section 45 Credits after final resolution of an IRS audit, then Purchaser shall pay to Seller, within thirty (30) days following Seller's Written notification to Purchaser of such reduction, an amount equal to (i) ***** % of the Sunoco Realized Value and (as applicable) the Other Realized Value that would otherwise would have been realized but for such reduction plus ***** % of any fines and/or penalties arising from such disallowance, plus (ii) interest thereon,

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computed from the date of filing of the consolidated income tax return of Sunoco or, as applicable, Third Party Investor(s) through the date on which such amount is paid by Purchaser to Seller. Such interest shall be equal to the additional interest owed by Sunoco or (as applicable) Third Party Investor(s), or the reduction in interest due to Sunoco or (as applicable) Third Party Investor(s) if Sunoco or (as applicable) Third Party Investor(s) is in an overpayment position, determined by computing Sunoco's or (as applicable) Third Party Investor(s)' federal income tax liability for the year with and without ***** % of the disallowed or reduced Section 45 credits. If the Sunoco Realized Value and (as applicable) the Other Realized Value of any Section 45 Credits from Coke sales to Purchaser is thereafter increased as a result of the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize the carryover of any unused Section 45 Credits in later taxable years, or the ability of Sunoco or (as applicable) Third Party Investor(s) to utilize additional Section 45 Credits after final resolution of an IRS audit, then Seller will credit Purchaser with an amount equal to (i) ***** % of the Sunoco Realized Value and (as applicable) the Other Realized Value in respect of such increase, plus (ii) interest thereon at the overpayment rate of section 6621 of the Code or the successor provision, computed from the date of filing of the consolidated income tax return of Sunoco or (as applicable) Third Party Investor(s) for the year in which the credit is utilized through the date on which such amount is credited by Seller to Purchaser. Any such credit shall be applied to the invoice for such Month during which such Section 45 Credits are utilized.

(e) <u>Schedules</u>. Seller shall prepare schedule(s) showing the calculation of the Section 45 Credits with respect to Coke sold to Purchaser during a year, not later than thirty (30) days before Seller files its federal income tax return for such year.

(f) <u>Recomputation</u>. If Seller, and if applicable, any Third Party Investor(s), is claiming more Section 45 Credits than the amount that Purchaser determines to be appropriate, then for purposes of this Section 3.2, Purchaser may elect to have the Sunoco Realized Value, and if applicable, the Other Realized Value, determined based on such lower amount of Section 45 Credits (such lower amount referred to as the "Recomputed Section 45 Credit Amount"). If there is a later reduction in any Section 45 Credits claimed by Seller or any Third Party Investor, then Purchaser's liability under Section 3.3(d) shall be determined only with respect to such reduction below the Recomputed Section 45 Credit Amount. Seller has no obligation to Purchaser under this Section 3.2 to the extent the amount of Section 45 Credits actually allowed exceed the Recomputed Section 45 Credit Amount.

(g) <u>Acknowledgement</u>. The Parties acknowledge that the Coke batteries located within the Plant must be placed in service on or before December 31, 2009 (the "Section 45 Qualification Deadline") in order to qualify for Section 45 Credits and that there is no guaranty that such Section 45 Qualification Deadline will be achieved by Seller. Accordingly, Seller owes no duty or obligation to Purchaser in respect of completing the construction of the Plant or its batteries within such Section 45 Qualification Deadline, and shall have no liability to Purchaser whatsoever under this Agreement or otherwise if Coke does not qualify for Section 45 Credits as a consequence thereof, even if arising out of the fault or misconduct of Seller.

3.3 <u>Terms of Payment/Invoicing</u>.

(a) <u>Provisional Monthly Invoices</u>. During the Initial Year and each Contract Year, on or after the tenth (10th) day before the end of each Month transpiring for the balance of the Term and any renewal thereof, Seller will submit to Purchaser a Written invoice in respect of each such Month. The invoiced amount for such Month shall be the sum of (i) the product of the applicable Coke Price multiplied by Seller's good faith estimate of the Coke Tonnage to be delivered to Purchaser during such Month (the "Estimated Coke Tonnage"), plus, (ii) Taxes thereon, plus or minus, as applicable, (iii) the applicable adjustments set forth in Section 3.3(c).

(b) <u>Final Monthly Invoices</u>. Revisions (in the form of, as applicable, credits or debits) to each provisional invoice will be made on a special Monthly final invoice delivered by Seller to Purchaser to reflect any debit or credit, as the case may be, in respect of the negative or positive difference between the product of the applicable Coke Price multiplied by the Estimated Coke Tonnage for such Month and the product of the applicable Coke Price multiplied by the actual Coke Tonnage delivered to Purchaser during such Month, including any applicable adjustments for Taxes. Each such invoice will be submitted to Purchaser within fifteen (15) days following the end of each applicable Month.

(c) <u>Invoice Adjustments</u>.

(i) During the Initial Year and each Contract Year, amounts payable by Purchaser to Seller pursuant to Section 3.3(b) shall be subject to the following Monthly adjustments (as applicable):

(A) Section 45 Credits as set forth in Section 3.2 (including any reductions or increases thereto as set forth in Section 3.2(d));

(B) Amounts payable pursuant to Article VII;

(C) Adjustment(s) to the Coke Price as set forth in Section 5.1(b)(ii) and Schedule 5.1;

(D) The Coke Price Discount in respect of any Nonconforming Coke Tonnage accepted or commingled by Purchaser as set forth in Section 5.1(b)(v);

(E) Direct costs that are creditable by Purchaser to Seller or, as applicable, reimbursable by Purchaser to Seller pursuant to Section 6.3;

(F) The Production Turndown Adjustment Fee; and

(G) The Railroad Deficit Charge.

(ii) During each Contract Year, amounts payable by Purchaser to Seller pursuant to Section 3.3(b) shall be subject to the following adjustments (as applicable), in addition to the adjustments set forth in clause (i) of this Section 3.3(c):

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(A) Any credit or payment, as the case may be, as determined in accordance with Section 3.1(c)(iv); and

(B) Any credit or payment, as the case may be, in respect of any positive or negative difference between the Actual O&M Component and the Forecasted O&M Component, as determined in accordance with Section 3.1(c)(vi).

(d) <u>Payment</u>. Subject to Section 3.3(e), provisionally and Monthly invoiced amounts as set forth herein shall be due and payable in immediately available funds by wire transfer to accounts identified by Seller or its designee on or within ten (10) days after each applicable invoice is delivered by Seller or its designee to Purchaser (the "Due Date"), and such payments shall not be subject to any right of set off or other condition. Overdue amounts shall accrue interest at the Interest Rate from the applicable Due Date. Commencing the first Contract Year, the Due Date shall be set annually based on the payment terms set forth in Seller's Coal purchase contracts based upon the weighted average, in Tons, of the Coal to be delivered under such Coal purchase contracts, provided that the Due Date will be the greater of (i) ten (10) days, or (ii) twenty (20) fewer days than the weighted average of the due dates for payment as set forth in such Coal purchase contracts, in each case after the applicable invoice is delivered by Seller or its designee to Purchaser.

(e) <u>Manifest Error Exception</u>. If, based upon Manifest Error, Purchaser reasonably believes that any invoice incorporates overcharged amounts in respect of amounts properly payable under this Agreement, then it shall notify Seller in Writing of such overcharge, including the amount and the basis of its belief, prior to the Due Date. Subject to the foregoing, undisputed amounts shall be paid as set forth in Section 3.3(d), and the Parties shall attempt, in good faith, to agree upon the disputed amounts within fifteen (15) days after such Written notice is delivered by Purchaser. If the Parties cannot resolve any such dispute within such fifteen (15) day period, then either Party may invoke the provisions of Section 9.2. Disputed amounts confirmed to be actually due by Purchaser shall be payable within five (5) Business Days, and shall accrue interest at the Interest Rate from the applicable Due Date. If it is determined in accordance with Section 9.2 that Purchaser has overpaid Seller under this Agreement, then Seller shall promptly reimburse Purchaser for the full amount of such overpayment, with interest in respect of such overpayment accruing at the Interest Rate from the date of such overpayment by Purchaser through the date of reimbursement by Seller.

3.4 <u>Reimbursement of Interconnection Costs</u>.

(a) <u>Interconnection Charges</u>. Purchaser and Seller acknowledge that, as of the Effective Date, costs, fees and expenses in respect of developing and constructing improvements in respect of (i) connecting the Cogeneration Plant to the local electrical energy grid, and (ii) completing transmission and distribution system upgrades required to accommodate new capacity in respect of electrical energy production from the Cogeneration Plant (collectively, "Interconnection Costs") have not been determined. Accordingly, the Parties acknowledge that such Interconnection Costs have not been incorporated into the Fixed Price Component.

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(b) <u>Reimbursement by Purchaser</u>. Seller will pay the Interconnection Costs in a timely manner, and will invoice Purchaser for such Interconnection Costs on a Monthly basis as such Interconnection Costs are incurred. Each such invoice will include reasonable support for the Interconnection Costs incurred during each invoice period, and will be payable within fifteen (15) days following the delivery thereof by Seller to Purchaser. Overdue payments shall bear interest at the Interest Rate.

3.5 <u>By-Products</u>. Seller shall retain all By-Products for its own account. Seller shall retain all proceeds from the sale or other disposition of By-Products.

3.6 <u>Audit Rights</u>. Purchaser or its designee shall have the right, during normal working hours of Seller, to review and inspect such books and records of Seller and, as applicable, SunCoke as Purchaser deems reasonably necessary to verify any amounts payable by Purchaser under this Agreement. Purchaser shall provide Seller with at least two (2) Business Days Written notice prior to its commencement of any such review and inspection. Such review and inspection shall take place at the place in which such books and records are customarily maintained.

3.7 <u>Production Turndown Adjustment Fee</u>. In the event Purchaser requests a Production Turndown, in addition to the amounts payable by Purchaser pursuant to Section 3.1(a)(iii), Purchaser shall pay Seller an amount equal ***** (the "Production Turndown Adjustment Fee").


ARTICLE IV
COAL BLENDS


4.1 <u>Selection</u>. The Coal Committee shall select, by majority vote, Coal Blends that conform to the Coal Blend Standards, and may make recommendations to Seller regarding the acquisition of Coals in respect of this Agreement and related testing, blending, handling and delivery procedures. Purchaser and Seller shall each be entitled to exercise one vote in respect of Coal Committee matters. Meetings of the Coal Committee shall be scheduled at intervals and at locations to be mutually agreed upon by the Parties. In the event of a tie, Purchaser shall have the final and deciding vote; provided, however, Purchaser shall not utilize such final and deciding vote to select a Coal Blend that does not conform to the Coal Blend Standards.

4.2 <u>Sampling and Testing</u>. A qualified independent laboratory, reasonably acceptable to both Parties, shall perform sampling, proximate analysis (including moisture analysis), total sulfur analysis, oxidation analysis, plastic behavior analysis, and petrography of each Coal shipment. Such sampling, analysis and petrography shall be performed in accordance with ASTM Standards. The results of such analysis and petrography shall be promptly provided to each member of the Coal Committee in Writing, and shall be used for determining compliance with the Coal Blend Standards in respect of each Coal Blend.

4.3 <u>Unsuitability or Insufficiency of Coal Blends</u>. If any Coal Blend does not in practice conform to the Coal Blend Standards or if sufficient quantities thereof become unavailable, then Seller shall promptly inform Purchaser in Writing of such (applicable)

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nonconformity or unavailability. If, pending selection of any new Coal Blend, the use by Seller of the Coal Blend originally selected by for use at the Plant adversely affects the Plant or Seller's ability to comply with its obligations under this Agreement then, pending the selection of a new Coal Blend, Seller shall have the authority to utilize another Coal Blend that incorporates the Coals available at the Plant or Coals that are otherwise reasonably available to Seller and which, in Seller's reasonable judgment, meet or reasonably approximate the Coal Blend Standards. If such a Coal Blend is not available to Seller, then the Screened Coke Quality Standards and the Coke Supply and Purchase Obligation shall be, as appropriate, adjusted at the reasonable discretion of Seller; provided, however, Seller shall provide Purchaser with Written notice of such circumstance, and the basis for any corresponding adjustment to, as applicable, the Screened Coke Quality Standards and/or the Coke Supply and Purchase Obligation.

4.4 <u>Authority of Seller</u>. Subject to Seller's obligations in respect of Sections 4.1, 4.2 and 4.3, Seller shall retain the responsibility and authority for daily operating matters involving the Coal Blends and compliance with the Screened Coke Quality Standards, without any requirement to consult with or obtain the approval of Purchaser.


ARTICLE V
SCREENED COKE SAMPLING, ANALYSIS AND QUALITY


5.1 <u>Coke Moisture and Screened Coke Quality</u>.

(a) <u>Coke and Screened Coke Sampling and Analysis</u>. Coke and Screened Coke will each be sampled by automatic swing arm cross cut samplers located within the Plant that will collect composite Coke and Screened Coke samples at least once each ***** hour production turn in accordance with ASTM standards. Such samples will be analyzed by an independent laboratory selected by Seller and approved by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed) in accordance with ASTM Standards, or such other standards agreed upon by the Parties in Writing. Purchaser shall be provided with a referee split of all samples. Such independent laboratory shall retain such samples for not less than thirty (30) days. The sulfur, ash, volatile matter, and stability content of Screened Coke will be tested and analyzed on a daily basis for the purposes of determining whether (i) Coke is subject to being rejected as Nonconforming Coke, and (ii) any Coke Price adjustments pursuant to the "Threshold" limits set forth in Schedule 5.1, based in each case upon an arithmetical average of such shift samples. Total moisture shall be determined on a Weekly basis based upon a composite of such Screened Coke shift samples. A designated representative of Purchaser will be entitled to be present during such sampling, preparation and analysis upon reasonable verbal notice of its intention to be present during such sampling, preparation and analysis, and Purchaser may audit such sampling and analysis procedures for the purpose of determining whether such procedures conform to ASTM Standards. Seller will report the results thereof to Purchaser as soon as those results are available. Absent Manifest Error, those results shall be conclusive and binding on the Parties for the purposes of determining conformity with the Screened Coke Quality Standards and any adjustments to the Coke Price as set forth in Section 5.1(b) and Schedule 5.1.

(b) <u>Screened Coke Quality Standards</u>.

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(i) Subject to the availability of Coals that conform to the Coal Blend Standards, Screened Coke shall conform to the Screened Coke Quality Standards set forth in the Schedule 5.1 and Seller will implement commercially reasonable measures to achieve conformity with the "mean" Screened Coke Quality Standards set forth in Schedule 5.1.

(ii) Subject to the availability of Coals that conform to the Coal Blend Standards and Section 5.1(c), if Screened Coke or Third Party Supplied Coke Tonnage does not conform to the "threshold" limits provided for in the Screened Coke Quality Standards set forth in Schedule 5.1, then the Coke Price in respect of such Coke Tonnage will be adjusted as set forth in Schedule 5.1 as respects each such nonconformity. In addition, Seller will implement prompt corrective measures to correct any such nonconformity in respect of further Screened Coke shipments and will promptly inform Purchaser in Writing of such corrective measures.

(iii) Subject to the availability of Coals that conform to the Coal Blend Standards, if not less than ***** hours prior to pushing, Seller has reason to believe that the Plant will produce Screened Coke that exceeds or, as applicable, is less than the "reject" limits set forth in Schedule 5.1 ("Nonconforming Coke"), then Seller shall notify Purchaser's designee at the Middletown Plant in Writing thereof. Such notice will include the basis for Seller's determination, its reasonable estimate of the quality of such Nonconforming Coke (particularly with respect to the "reject" standards set forth in Schedule 5.1), and the estimated delivery time of such Nonconforming Coke. Following such notification but prior to the delivery of such (presumptive) Nonconforming Coke, Purchaser may reject such (presumptive) Nonconforming Coke; provided, however, Seller may subsequently blend such (presumptive) Nonconforming Coke into other Coke such that such blended Coke does not exceed or, as applicable, is not less than the "reject" limits set forth in the Screened Coke Quality Standards. Purchaser may rely on Seller's notice as accurate and shall be deemed to have properly rejected such (presumptive) Nonconforming Coke regardless of whether or not it is determined to meet the Screened Coke Quality Standards.

(iv) If such (presumptive) Nonconforming Coke is later determined to meet the Screened Coke Quality Standards based upon sampling, preparation, testing and analysis set forth in Section 5.1(a), then Purchaser shall have no liability for having rejected such (presumptive) Nonconforming Coke and Seller may thereafter deliver such Coke to Purchaser.

(v) If Screened Coke is delivered to Purchaser and is subsequently determined to be Nonconforming Coke based upon sampling, preparation, testing and analysis set forth in Section 5.1(a), and such Nonconforming Coke is consumed or commingled with any other screened coke acquired by Purchaser, then Seller shall be credited an amount equal to (i) the product of the (y) Coke Price multiplied by (z) the product of the Coke Tonnage from which such Nonconforming Coke Tonnage is derived (as adjusted for quality pursuant to the

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Schedule 5.1), minus (ii) $ ***** per Ton in respect of such Nonconforming Coke Tonnage (the "Coke Price Discount"). Payment for such Nonconforming Coke shall be made in accordance with Section 3.3. However, where Nonconforming Coke is not consumed or is not commingled with other screened coke acquired by Purchaser, Purchaser may either (y) reject such Nonconforming Coke by means of prompt Written notification thereof delivered by Purchaser to Seller (provided such Written notice is delivered within three (3) Business Days following Seller's notification to Purchaser of such Nonconforming Coke Tonnage), or (z) purchase such Nonconforming Coke Tonnage for the Coke Price less the Coke Price Discount. Upon rejection of such Nonconforming Coke, title to such Nonconforming Coke shall revert to Seller and Seller shall accept all risk of loss, damage, or destruction therefore.

(vi) As applicable, Seller shall be required to remove from Purchaser's facilities any Nonconforming Coke that is properly rejected by Purchaser. Seller will be responsible for all removal costs. Purchaser may require Seller to make up the corresponding shortfall pursuant to a reasonable shipment schedule to be specified by Purchaser. In addition, Seller shall implement appropriate corrective measures prior to further Screened Coke deliveries, and shall promptly notify Purchaser in Writing of such corrective measures.

(c) <u>Changes to Screened Coke Quality Standards</u>. In conjunction with the annual review of the Coal Blends by the Coal Committee, or as reasonably required based on prevailing market conditions in respect of Coal availability and price, Purchaser may request reasonable revisions to the Screened Coke Quality Standards. Promptly after receipt of Purchaser's request, Seller will enter into good faith discussions with Purchaser regarding such changes; provided, however, Seller will not be required to make any adjustment that would have a detrimental effect on (i) Coal Blend Standards; (ii) Seller's economic returns (including the operating or capital costs associated with the Plant, the "threshold" or "reject" Screened Coke Quality Standards), and/or (iii) contracts between Seller and third parties including Coal purchase contracts. Any increase or decrease in costs and charges associated with any such change shall be for the account of Purchaser. If the Parties are unable to reach agreement as respects any such proposed revisions, then such dispute shall be subject to the dispute resolution procedures set forth in Article IX.

5.2 <u>Title</u>. Seller warrants that at the time of delivery of Coke or Third Party Supplied Coke to Purchaser it shall have good title and full right and authority to transfer such Coke or Third Party Supplied Coke to Purchaser, and that the title conveyed shall be good and its transfer shall be rightful and that such Coke or Third Party Supplied Coke shall be delivered free from any security interest or other lien or encumbrance.

5.3 <u>Exclusivity</u>. THE WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, IMPLIED IN FACT OR IN LAW, AND WHETHER BASED ON STATUTE, CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE WARRANTY OF MERCHANTABILITY AND WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE VI
OBLIGATIONS RELATED TO COKE SUPPLY AND DELIVERIES

6.1 <u>Coke Supply during the Initial Year</u>. During the Initial Operating Period, Seller shall sell, and Purchaser shall purchase, all Coke from the Plant as such Coke is produced and delivered to the delivery points described in Section 6.3, subject to Purchaser's rejection rights in respect of Nonconforming Coke; provided, however, but subject to (i) Purchaser's compliance with its performance obligations under this Agreement in respect of compliance with the Coal Blend Standards, blending of coals in accordance with Section 4.3, and (ii) the availability of Coals that comply with the Coal Blend Standards (collectively, the "Requirements"), following the conclusion of the Initial Operating Period and for the balance of the Initial Year thereafter, the Coke Supply and Purchase Obligation is a fraction of such Tonnage of Coke, the numerator of which is the number of days transpiring during each such period and the denominator of which is 365.

6.2 <u>Coke Supply and Purchase Obligation</u>.

(a) <u>Seller's Supply Obligation</u>. Subject to the Requirements and Section 6.7, for each Contract Year Seller's obligation ("Coke Supply Obligation") in respect of the Coke Supply and Purchase Obligation is:

(i) as respects the Base Case Coal Blend, not less than 95% of five hundred seventy-eight thousand eight hundred twenty-five (578,825) Tons of Coke or, as applicable, Third Party Supplied Coke;

(ii) as respects each Coal Blend that contains a volatile matter content percentage which varies from the Base Case Coal Blend, not less than 95% of the Coke and Third Party Supplied Coke Tonnage provided for in the corresponding volatile matter content percentage set forth in the attached and incorporated Schedule 6.2(a).

(b) <u>Purchaser's Purchasing Obligation</u>. Subject to Section 6.7 and Purchaser's rejection rights in respect of Nonconforming Coke, Purchaser's obligation in respect of the Coke Supply and Purchase Obligation is to purchase all (i) Screened Coke conforming to the Screened Coke Quality Standards produced by Seller and delivered by Seller to, as applicable, the Screened Coke Conveyor Delivery Point, the Screened Coke Rail Delivery Point or the Screened Coke Truck Delivery Point, and (ii) all Breeze produced by Seller and made available by Seller at the Breeze Delivery Point.

(c) <u>Ratability of Coke Production</u>. In accordance with Prudent Operating and Maintenance Practices, but subject to the Requirements and Seller Force Majeure Event(s), following the Initial Operating Period Screened Coke deliveries pursuant to Section 6.3 shall be made on a commercially reasonable ratable basis at intervals such that (subject to Seller's Coke Supply Obligation) for any consecutive four (4) Week period, on a rolling basis, Seller shall deliver not less than ***** % of the Targeted Coke Production (the "Minimum Ratability Standard").

6.3 <u>Coke Deliveries</u>.

(a) <u>Screened Coke Delivery Points</u>. All Screened Coke deliveries by Seller to Purchaser shall be made by conveyor to the Screened Coke Conveyor Delivery Point or, when Purchaser's conveyor is out of service, to either (i) the Screened Coke Rail Delivery Point or (ii) the Screened Coke Truck Delivery Point as directed by Purchaser. In the case of such deliveries to the Screened Coke Rail Delivery Point or, as applicable, the Screened Coke Truck Delivery Point caused by Purchaser's conveyor ("Purchaser's Conveyor") being out of service, (y) Purchaser shall supply all transportation (as applicable, railcars or trucks) reasonably required to deliver such Screened Coke from the Screened Coke Rail Delivery Point or, as applicable, the Screened Coke Truck Delivery Point to the Middletown Plant, and (z) the Parties shall reasonably cooperate in scheduling such rail and truck deliveries.

(b) <u>Seller's Rights When Purchaser Wrongfully Refuses Delivery of Coke</u>. If Purchaser refuses or, except as set forth in Section 8.2, below, is unable to accept any delivery of Screened Coke Tonnage, and such refusal or failure is a breach of Purchaser's obligations under this Agreement, then without in any way limiting Seller's remedies in respect this Agreement, (i) Purchaser shall pay Seller an amount equal to the product of the Coke Price in respect of such Screened Coke Tonnage; (ii) Purchaser will reimburse Seller for Seller's actual handling costs associated therewith, including reasonable storage and re-screening costs, incurred by Seller in connection with the stockpiling of such Screened Coke Tonnage; and (iii) the moisture content of such Screened Coke Tonnage, or any blending of such Screened Coke Tonnage with other Screened Coke Tonnage performed at Purchaser's request, shall not be required to conform to the moisture specification set forth in the Screened Coke Quality Standards; provided, however, (y) Seller shall not be obligated to store more than ***** Tons of Screened Coke at the Plant on behalf of the Purchaser at any point during the Term or any renewal thereof, and (z) in the event such storage capacity is exceeded, and such exceedance results from Purchaser's refusal or inability to accept any delivery of Screened Coke Tonnage (including, as applicable, Purchaser's refusal or inability to remove Screened Coke Tonnage from the Screened Coke Truck Delivery Point), then Seller shall be entitled to reduce its stockpile of Screened Coke Tonnage by delivering the same by truck to the Middletown Plant (to a delivery point therein to be reasonably designated by Purchaser), and Seller's reasonable direct costs in respect thereof shall be reimbursed by Purchaser to Seller on a Monthly basis in accordance with Section 3.3. Where Seller is entitled to such reimbursement from Purchaser, it shall promptly notify Purchaser in Writing of the amount and basis for determining Seller's direct costs, which Written notice will include reasonable support for such direct costs; provided, however, if Purchaser fails to pay for such Screened Coke Tonnage, then Seller may resell the same upon Written notification by Seller to Purchaser of its intention to do so. Where such resale is made in good faith and in a commercially reasonable manner, Seller shall recover the positive difference (if any) between (i) the sum of (v) the product of the applicable (A) Coke Price multiplied by (B) such Screened Coke Tonnage, plus (w) reasonable storage and re-screening costs and degradation and handling losses in respect thereof, plus (x) any Incidental Damages in respect thereof, on the one hand, and (ii) the sum of the (y) resale proceeds in respect of such Coke Tonnage, plus (z) expenses saved (if any) as a consequence of Purchaser's breach.

(c) <u>Breeze Storage and Deliveries</u>. The Parties acknowledge that (i) the Plant will incorporate storage capacity in respect of Breeze Tonnage of ***** Tons, (ii) Breeze will be delivered to Purchaser at the Breeze Delivery Point, (iii) Seller and Purchaser will reasonably cooperate in scheduling Breeze deliveries, and (iv) Purchaser will provide and make available a

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sufficient number of trucks to load and transport Breeze Tonnage such that Seller's stockpile of Breeze does not exceed such storage capacity. In the event such storage capacity is exceeded, and such exceedance results from Purchaser's refusal or inability to remove Screened Coke Tonnage from the Breeze Delivery Point, then Seller shall be entitled to reduce its stockpile of Breeze Tonnage, and Seller's reasonable direct costs in respect thereof shall be reimbursed by Purchaser to Seller on a Monthly basis (as a credit) in accordance with Section 3.3. Where Seller is entitled to such reimbursement from Purchaser, it shall promptly notify Purchaser in Writing of the amount and basis for determining Seller's direct costs, which Written notice will include reasonable support for such direct costs.

(d) <u>Risk of Loss</u>. Title and all risk of loss, damage or destruction in respect of (i) Screened Coke Tonnage will pass to and be assumed by Purchaser upon its delivery to the Screened Coke Conveyor Delivery Point or, as applicable, the Screened Coke Rail Delivery Point or the Screened Coke Truck Delivery Point, and (ii) Breeze will pass to and be assumed by Purchaser upon its loading into trucks supplied by Purchaser at the Breeze Delivery Point; provided, however, title and risk of loss of Nonconforming Coke shall not pass to Purchaser if it is rejected by Purchaser.

6.4 <u>Third Party Supplied Coke</u>. If, at any point during any Contract Year, Seller has reason to believe that it will be unable to produce and deliver sufficient Coke to meet the minimum range set forth in Section 6.2(a) of the Coke Supply and Purchase Obligation or the Minimum Ratability Standard, then Seller shall promptly provide Written notice of the same to Purchaser and Seller shall exercise commercially reasonable efforts to obtain Third Party Supplied Coke in respect of the product of either such shortfall (measured in Tons) multiplied by ***** (each, as applicable, a "Coke Production Shortfall"). Furthermore, if Purchaser has a reasonable basis to conclude that Seller will be unable to deliver sufficient Coke meet such minimum range of the Coke Supply and Purchase Obligation or the Minimum Ratability Standard, then Purchaser shall provide Written notice thereof to Seller (including the basis of such conclusion), and following Seller's receipt of such Written notice Seller shall, within a reasonable time under the circumstances, provide Purchaser with Written reasonable assurances that it will comply with the minimum range of the Coke Supply and Purchase Obligation or, as applicable, the Minimum Ratability Standard (collectively, "Seller's Reasonable Assurance Obligations"). If Seller does not comply with Seller's Reasonable Assurance Obligations then, subject to Section 6.5, it shall exercise commercially reasonable efforts to obtain Third Party Supplied Coke in respect of such Coke Production Shortfall. The quality of such Third Party Supplied Coke shall not exceed or, as applicable, be less than the "reject" limits set forth in Schedule 5.1. The price Purchaser shall pay for such Third Party Supplied Coke shall be the lesser of (i) the price of such Third Party Supplied Coke (as adjusted in accordance with Schedule 5.1) delivered to the Middletown Plant, or (ii) the current Coke Price (as adjusted in accordance with Schedule 5.1). Seller shall arrange for the shipment and delivery of Third Party Supplied Coke and shall exercise reasonable, good faith efforts to arrange for such deliveries in accordance with Purchaser's requested delivery schedule. Promptly following the delivery to the Middletown Plant of any Third Party Supplied Coke shipment, Seller shall deliver by facsimile transfer or electronic mail, or by such other method agreed upon by the Parties in Writing, an invoice for each such shipment to the Purchaser. Payment by Purchaser to Seller for such Third Party Supplied Coke in respect of the Month during which it is supplied to Purchaser shall be made within ten (10) days following Seller's delivery of such invoice to Purchaser; *provided*,

however, and except as respects the occurrence of Seller Force Majeure Event(s), if Seller reasonably determines that the Coke production capacity of the Plant is or will be less than ***** % of Targeted Coke Production, and Seller is unable to establish or restore such production capacity notwithstanding its good faith and commercially reasonable efforts to do so, then Seller's obligation to cover such Coke Production Shortfall (either in respect of Third Party Supplied Coke or Purchaser Obtained Coke) shall not exceed twelve (12) months in duration (the "Production Capacity Liability Limitation").

6.5 <u>Purchaser Obtained Coke</u>. In the event Seller (i) fails to comply with its obligations in respect of Section 6.4 (including Seller's Reasonable Assurances Obligations and its obligation to obtain Third Party Supplied Coke sufficient to satisfy the Minimum Ratability Standard), or (ii) notifies Purchaser that it has reason to believe that it will be unable to cover any applicable Coke Production Shortfall with Third Party Supplied Coke, then Purchaser may make commercially reasonable arrangements to acquire Purchaser Obtained Coke sufficient to cover such Coke Production Shortfall, and Purchaser shall so notify Seller in Writing of such arrangements. Subject to the Production Capacity Liability Limitation, if the commercially reasonable price of Purchaser Obtained Coke Tonnage plus the actual, direct costs incurred by Purchaser to deliver such Purchaser Obtained Coke Tonnage to the Middletown Plant is greater than the sum of (i) the product of (y) the current Coke Price for Coke (as adjusted in accordance with Schedule 5.1) divided by ***** multiplied (z) by such Coke Tonnage, and (ii) the applicable Purchaser freight cost, then Seller shall reimburse Purchaser for the amount of such excess. In the event Purchaser secures Purchaser Obtained Coke, then it shall use commercially reasonable efforts to limit its use of Purchaser Obtained Coke to the time period for which Purchaser reasonably believes, based on facts and circumstances disclosed in Writing to Purchaser by Seller, that a Coke Production Shortfall will not be covered by Coke or Third Party Supplied Coke Tonnage.

6.6 <u>Purchaser's Conveyor</u>. In the event Purchaser's Conveyor is not operating as of the commencement of Coke production at the Plant such that Purchaser's conveyor can accept all Coke deliveries, then (pending the successful completion and testing of Purchaser's Conveyor) all Screened Coke deliveries shall be to the Screened Coke Rail Delivery Point or Screened Coke Truck Delivery Point, and such deliveries shall be subject to the terms, conditions and requirements in respect thereof set forth in Section 6.3.

6.7 <u>Production Turndown</u>.

(a) To assist Purchaser in its preservation of working capital during periods when it experiences a significant reduction in the demand for steel, AK will have the right, exercisable on or after one (1) year from the commencement of Coke sales, to nominate a Production Turndown, provided that the Production Turndown Conditions are satisfied.

(b) Purchaser must provide Seller at least forty-five (45) days (but not more than sixty (60) days) prior Written notice (the "Production Turndown Notice") of its desire to nominate a Production Turndown. The Production Turndown Notice shall specify the Production Turndown Period and the quantity of Coke to be taken during the Production Turndown Period.

(c) Purchaser may increase the amount of Coke it desires to purchase during a Production Turndown Period (a "Production Turndown Increase") upon at least forty-five (45) days prior Written notice to Seller (the "Production Turndown Increase Notice"), provided that (i) the Coal Committee is able to procure Coal in sufficient quantity and meeting the Coal Blend Standards to satisfy such increased Coke demand, and (ii) Purchaser and Seller are able to agree upon a revised Forecast of O&M Expenses for the remainder of the Production Turndown Period.

(d) Within fifteen (15) days following its receipt of a Production Turndown Notice or a Production Turndown Increase Notice, Seller shall prepare and provide to Purchaser a revised Forecast that sets forth in reasonable detail its good faith estimate of the O&M Expenses in respect of the Plant for the Production Turndown Period. For the avoidance of doubt, such O&M Expenses include operating and maintenance costs in respect of the Cogeneration Plant notwithstanding the circumstance that payments in respect of electrical energy produced by such Cogeneration Plant are made pursuant to the Related Energy Sales Agreement. Such Forecast shall be based on the criteria set forth in Section 3.1(c)(iii) as adjusted to take into account the effect of the Production Turndown or Production Turndown Increase. Such Forecast shall further be adjusted to reflect the deferment of costs related to the Production Turndown or Production Turndown Increase, to the extent that such costs can reasonably be deferred without adversely impacting the integrity, performance or safe operation of the Plant, as determined in Seller's sole discretion. Within fifteen (15) days following Seller's delivery of such Forecast to Purchaser, Seller and Purchaser shall confer in good faith for the purpose of reviewing and approving such Forecast. If, within fifteen (15) days thereafter, the Parties do not agree upon such Forecast, then the Production Turndown or Production Turndown Increase, as applicable, shall not become effective. Neither Party shall have the right to submit a dispute regarding the Forecast to arbitration in accordance with Section 9.2. If the Parties agree upon such Forecast, it shall be the Forecast used to determine the Forecasted O&M Component pursuant to Section 3.1(c).

ARTICLE VII
CHANGES IN GOVERNMENTAL REQUIREMENTS

7.1 Government Mandated Additional Expenditures.

(a) Notification. If, following the date of this Agreement, Seller determines that a change in Governmental Requirements may materially burden its performance of its obligations under this Agreement, then Seller shall so notify Purchaser in Writing. Seller's performance shall be materially burdened where any such Governmental Requirement has a material adverse economic impact on Seller, including such impacts in respect of (i) the Screened Coke Quality Standards; (ii) the Coal Blend Standards, (iii) the Guaranteed Coke Yield Percentage; (iv) the cost of operating or maintaining the Plant (including associated capital costs); (v) the production capacity of the Plant (including Coke and electrical energy); or (vi) Seller's performance obligations to third parties related to Coal purchasing, transportation or handling contracts. Such notice shall incorporate Seller's good faith proposals for complying with those changes in Governmental Requirements, including the estimated cost thereof.

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(b) Good Faith Negotiations. During the sixty (60) day period following delivery of any such notice, Seller and Purchaser shall negotiate in good faith to reach agreement as to (i) whether any such change in Governmental Requirements should be challenged, including the scope and manner of such challenge; and (ii) the most economical and commercially prudent methods for complying with such change in Governmental Requirements.

(c) Implementation. If such negotiations result in agreement as to whether to challenge the change in Governmental Requirements or the methods for complying with the change in Governmental Requirements, then Seller shall promptly implement such challenge or methods as appropriate. Costs and charges associated with any such challenge (including attorneys' and consultants' fees, and fines and penalties) shall be borne equally by Seller and Purchaser. If no such agreement is reached or if such challenge is unsuccessful, then Seller will implement commercially reasonable methods for complying with the change in Governmental Requirements. In connection therewith, any associated Government Mandated Additional Capital Expenditures or Government Mandated Additional Expenses shall be performed at the lowest practicable cost at the time each such cost is incurred.

7.2 Government Mandated Additional Capital Expenditures. Government Mandated Additional Capital Expenditures shall have an assumed useful life equal to the greater of seven (7) Contract Years or the remainder of the Term following completion of the Government Mandated Additional Capital Expenditures. As soon as the Government Mandated Additional Capital Expenditures have been completed, the monthly amortized cost thereof for the remaining months of the Term will be calculated based on the applicable examples set forth in Schedule 7.2, and such allocated monthly amortized cost shall be payable by Purchaser to Seller in accordance with Section 3.3; provided, however, if Seller incurs a Government Mandated Additional Capital Expenditure and if the remainder of the Term is less than seven (7) Contract Years, then Purchaser shall not be obligated to pay to Seller the unamortized balance of such Government Mandated Additional Capital Expenditure.

ARTICLE VIII
FORCE MAJEURE EVENT(S)

8.1 Seller Force Majeure Event(s).

(a) Seller Force Majeure Event(s) are:

(i) acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, boycotts, floods, interruptions to transportation, actions or inactions of a Governmental Authority, embargoes, acts of military authorities or other causes of a similar nature which wholly or partly prevent the production, transportation or delivery of Coke; or

(ii) the unavailability of sufficient quantities of Coals utilized for any Coal Blend, or transportation services in respect thereof;

provided, that no event shall constitute a Seller Force Majeure Event unless such event is beyond the reasonable control of and without the fault or negligence of Seller and which by the exercise

of due foresight Seller could not reasonably have been expected to avoid and which Seller is unable to overcome by the exercise of due diligence and reasonable care.

(b) Seller will provide Purchaser with prompt Written notice of the nature and probable duration of each Seller Force Majeure Event and of the extent of its effects on Seller's performance hereunder, including its good faith estimate of the amount of Coke, if any, Seller will be able to deliver to Purchaser during such Seller Force Majeure Event. Seller will exercise commercially reasonable efforts to deliver to Purchaser the amount of Coke Tonnage that Seller notifies Purchaser it will be able to deliver during each Seller Force Majeure Event.

(c) Seller will use commercially reasonable efforts to limit the effects and duration of each Seller Force Majeure Event, including (as applicable) restoring any damaged property necessary to reinstate the obligations of Seller under this Agreement, selecting alternate Coals for a Coal Blend that, in Seller's reasonable judgment, conforms to or reasonably approximates the Coal Blend Standards and, to the extent reasonably possible, that is calculated to produce Screened Coke that conforms to or approximates the Screened Coke Quality Standards, and supporting Purchaser in locating alternate sources of substitute coke Tonnage for the duration of such Seller Force Majeure Event; provided, however, nothing in this Section shall be deemed to require Seller to resolve any strike or other labor dispute except on terms that are satisfactory to Seller in its sole discretion. Purchaser's obligation to purchase Coke shall be limited to that portion of the Coke Tonnage (excluding Nonconforming Coke Tonnage) that Seller is able to deliver to Purchaser, but in any event not in excess of that which Seller indicated that it could supply to Purchaser in Seller's notice of Seller Force Majeure Event provided pursuant to Section 8.1(b). Once Seller's ability to deliver Coke is no longer suspended as a result of the applicable Seller Force Majeure Event, the obligations of Seller and Purchaser under this Agreement will be reinstated with a prorated portion of the remaining of the Coke Supply and Purchase Obligation in respect of the Contract Year during which Seller's ability to perform hereunder is no longer suspended as a result of such Seller Force Majeure Event.

8.2 <u>Purchaser Force Majeure Event(s)</u>.

(a) Purchaser Force Majeure Event(s) are acts of God, acts of the public enemy, insurrections, riots, strikes, lockouts, boycotts, floods, interruptions to transportation, actions or inactions of a Governmental Authority, embargoes, acts of military authorities or other causes of a similar nature which in whole or in part prevent Purchaser from being able to accept Coke from Seller; provided, that no event shall constitute a Purchaser Force Majeure Event unless such event is beyond the reasonable control of and without the fault or negligence of Purchaser and which by the exercise of due foresight Purchaser could not reasonably have been expected to avoid and which Purchaser is unable to overcome by the exercise of due diligence and reasonable care.

(b) Purchaser will provide Seller with prompt Written notice of the nature and probable duration of each Purchaser Force Majeure Event and of the extent of its effects on Purchaser's performance hereunder; provided, however, during such Purchaser Force Majeure Event, Purchaser shall be obligated to purchase from Seller all Coke Tonnage that meets its requirements (it being understood that Purchaser's Ashland Works' blast furnace under normal operation currently obtains all of its coke from its Ashland, Kentucky coke plant and may not

have any requirement for Coke Tonnage), in respect of any blast furnaces that may continue to be operated by Purchaser and its Affiliates during the Purchaser Force Majeure Event (such Tonnage to be priced at the applicable Coke Price f.o.b. the Plant).

(c) Purchaser will use commercially reasonable efforts to limit the effects and duration of each Purchaser Force Majeure Event, including (as applicable) restoring any damaged property necessary to fully reinstate the obligations of Purchaser under this Agreement; provided, however, nothing in this Section shall be deemed to require Purchaser to resolve any strike or other labor dispute except on terms that are satisfactory to such Purchaser in its sole discretion. Once Purchaser's ability to perform is no longer suspended as a result of the applicable Purchaser Force Majeure Event, the obligations of Purchaser and Seller under this Agreement will be reinstated with a prorated portion of the remaining Coke Supply and Purchase Obligation in respect of the Contract Year during which Purchaser's ability to perform hereunder is no longer suspended as a result of such Purchaser Force Majeure Event.

ARTICLE IX
DISPUTE RESOLUTION

9.1 <u>Attempt at Resolution</u>. Except for claims or causes of action in respect of Equitable Relief, and subject to Sections 3.1(c)(iv) and 7.1(b), should any claim, cause of action or dispute (collectively, a "Dispute") arise out of any of the provisions of this Agreement, the Parties shall first attempt in good faith to resolve such Dispute within thirty (30) days after either Party notifies the other that a Dispute exists. No Party may commence an arbitration under Section 9.2 below until after the passage of such thirty (30) day period.

9.2 <u>Interpretation and Dispute Resolution</u>.

(a) Except as respects the exercise or prosecution of claims or causes of action for Equitable Relief, for which the Parties shall have the right to proceed in any court of appropriate jurisdiction, any Dispute not resolved pursuant to (as applicable) Sections 3.1(c)(iv), 7.1(b) or 9.1 between the Parties arising out of or relating to this Agreement, the Related Energy Sales Agreement, the Equipment Agreement, the relationship of the Parties created by those agreements, or the breach, validity or enforceability of those agreements shall be resolved by binding arbitration pursuant to the terms of the United States Arbitration Act, whether or not federal jurisdiction is obtained. Any and all arbitration(s) hereunder shall be conducted in Cincinnati, Ohio in accordance with the Commercial Arbitration Rules (the "Rules") of the American Arbitration Association.

(b) Any and all such arbitration(s) shall be conducted by a panel of three (3) neutral arbitrators. The claimant shall appoint an arbitrator when it serves its demand for arbitration, the respondent shall submit an answering statement within thirty (30) days of service of the demand for arbitration and shall at that time appoint an arbitrator, and the two Party-appointed arbitrators shall select a third arbitrator to chair the arbitration within fifteen (15) days after service of the answering statement. If the Party-appointed arbitrators are unable to agree upon a third arbitrator, then the third arbitrator shall be appointed in accordance with the Rules.

(c) The arbitration award by the arbitration panel shall be final and binding, shall include interest at the Interest Rate and, unless the arbitrator panel expressly determines them not to be appropriate, shall include costs, including reasonable attorneys' fees, together with interest at the Interest Rate. Any arbitration award may be enforced by the state or federal courts sitting in Cincinnati, Ohio or any other court of competent jurisdiction (including any jurisdiction in which the Party against whom the award is sought to be enforced holds or keeps assets).

(d) Upon the date of an arbitration award pursuant to this Section 9.2, if it is determined that an amount is due from one Party to the other Party, then such amount will be paid to the Party to whom it is due within ten (10) days from the Written determination of the arbitration panel. Overdue payments shall bear interest at the Interest Rate. The failure by such Party to pay any amount due or otherwise take the required actions within the required time hereunder shall be a Purchaser Event of Default or Seller Event of Default, as applicable.

9.3 <u>Consolidation</u>. If the Parties initiate multiple arbitration proceedings (i) relating to this Agreement, the Related Energy Sales Agreement and/or the Equipment Agreement, or (ii) for which the subject matters are related by common questions of law or fact, then all such proceedings shall be consolidated into a single arbitral proceeding heard by the same arbitral panel. The arbitral panel shall be authorized to establish procedures which it deems appropriate in its discretion to adjudicate consolidated Disputes, including bifurcating the issues or issuing interim awards.


ARTICLE X
REPRESENTATIONS AND WARRANTIES


10.1 <u>Seller's Representations and Warranties</u>. Seller hereby represents and warrants, as of the Effective Date, to Purchaser as follows:

(a) <u>Due Organization</u>. Seller is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) <u>Due Authorization; Enforceability</u>. Except for the Contingency set forth in Section 11.6(j), Seller has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) <u>Non-Contravention.</u> The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Seller and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment,

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decree, order or ruling to which Seller is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> Except for the Contingencies, all governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Seller have been obtained or can reasonably be expected to be obtained in due course.

10.2 <u>Purchaser's Representations and Warranties</u>. Purchaser hereby represents and warrants, as of the Effective Date, to Seller as follows:

(a) <u>Due Organization</u>. Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) <u>Due Authorization; Enforceability</u>. Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) <u>Non-Contravention.</u> The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Purchaser and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment, decree, order or ruling to which Purchaser is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> Except for the Contingencies, all governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Purchaser have been obtained or can reasonably be expected to be obtained in due course.

10.3 <u>Holding's Representations and Warranties</u>. Holding hereby represents and warrants, as of the Effective Date, to Seller as follows:

(a) <u>Due Organization</u>. Holding is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its business and properties and to carry on its business as such business is now being conducted and is duly qualified to do business in Ohio.

(b) <u>Due Authorization; Enforceability</u>. Holding has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement is the valid and binding obligation of Holding, enforceable against Holding in accordance with its terms, except as the enforceability thereof may be limited by applicable

bankruptcy laws affecting creditors' right generally, and by general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

(c) <u>Non-Contravention.</u> The execution, delivery and performance of this Agreement by Holding and the consummation of the transactions contemplated hereby do not contravene the certificate of incorporation or by-laws of Holding and do not conflict with or result in a breach of or default under any indenture, mortgage, lease, agreement, instrument, judgment, decree, order or ruling to which Holding is a party or by which it or any of its properties is bound or affected.

(d) <u>Regulatory Approvals.</u> All governmental or other authorizations, approvals, orders or consents required in connection with the execution, delivery and performance of this Agreement by Holding have been obtained or can reasonably be expected to be obtained in due course.

ARTICLE XI
DEFAULT AND REMEDIES

11.1 <u>Purchaser's Events of Default</u>. Purchaser shall be in default upon the occurrence of one or more of the following events (each a "Purchaser Default"):

(a) A Payment Default by Purchaser, which Payment Default remains uncured for ten (10) days following receipt of Written notice by Seller to Purchaser;

(b) If Purchaser becomes Bankrupt;

(c) Except as provided in Section 11.1(a) hereof, if Purchaser otherwise fails to perform, observe, or comply with any other material term, condition, obligation, covenant or provision of this Agreement, and such breach has not been corrected, cured or remedied within sixty (60) days after Written notice of such breach has been delivered to Purchaser; provided, that if such cure cannot reasonably be completed within such sixty (60) day period, then provided Purchaser promptly commences action(s) to effect a cure and continues to prosecute such cure with reasonable diligence thereafter, such cure period shall be extended for an additional sixty (60) days; or

(d) If an AK Event of Default (as such term is defined in the Related Energy Sales Agreement) exists under the Related Energy Sales Agreement.

11.2 <u>Seller's Events of Default</u>. Seller shall be in default upon the occurrence of one or more of the following events (each a "Seller Default"):

(a) If Seller becomes Bankrupt; or

(b) If Seller fails to perform, observe or comply with any other material term, condition, obligation, covenant or provision of this Agreement, and such breach has not been corrected, cured or remedied within sixty (60) days after Written notice of such breach has been delivered to Seller, provided, that if such cure cannot reasonably be completed within such sixty (60) day period, then provided Seller promptly commences action(s) to effect a cure and

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continues to prosecute such cure with reasonable diligence thereafter, such cure period shall be extended for an additional sixty (60) days; or

(c) If a Middletown Event of Default (as such term is defined in the Related Energy Sales Agreement) exists under the Related Energy Sales Agreement.

11.3 <u>Pursuit of Remedies</u>. Upon the occurrence of such an event of default, either Party may pursue its corresponding legal remedies through the procedures set forth in Article IX.

11.4 <u>Termination by Seller for Breach by Purchaser</u>. Upon the occurrence of (w) a Payment Default that is not cured by Purchaser with ten (10) days following receipt of Written notice by Seller to Purchaser, (x) Purchaser becoming Bankrupt, (y) an AK Event of Default, or (z) such other Purchaser Default that is not cured prior to the expiration of the cure period set forth in Section 11.1(c), then, in addition to pursuing its remedies pursuant to Section 11.3, Seller may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Purchaser. Except for claims or causes of action in respect of Equitable Relief, any Dispute in respect of such termination right shall be subject to Article IX. Upon any such termination, Seller shall be relieved of its obligations under this Agreement including its obligations in respect of the Coke Purchase and Supply Obligation. Furthermore, within thirty (30) days following the effective date of such termination Purchaser shall pay to Seller the Seller's Damages, less Mitigation Proceeds as such Mitigation Proceeds are realized by Seller pursuant to Seller's duty to mitigate Seller's Damages.

11.5 <u>Termination by Purchaser for Breach by Seller</u>. Upon the occurrence of (i) Seller becoming Bankrupt, (ii) a Middletown Event of Default, or (iii) such other Seller Default that is not cured prior to the expiration of the cure period set forth in Section 11.2 (b) then, in addition to pursuing its remedies pursuant to Section 11.3, Purchaser may terminate this Agreement effective immediately upon the delivery of Written notice thereof to Seller. Except for claims or causes of action in respect of Equitable Relief, any Dispute in respect of such termination right shall be subject to Article IX. Upon such termination, Purchaser shall be relieved of its obligations under this Agreement including its obligations in respect of the Coke Purchase and Supply Obligation and its obligation (if any) to pay Government Mandated Additional Expenditures. In addition, subject to the Production Capacity Liability Limitation, Seller shall be liable to Purchaser for the difference (if any) between the (y) price of Purchaser Obtained Coke f.o.b. the Middletown Plant, and (z) the Coke Price that would have been payable by Purchaser to Seller for Coke Tonnage for the minimum range of the Coke Supply and Purchase Obligation (collectively, "Purchaser's Damages"). Such Coke Price will be determined based upon the assumed utilization of the Base Coal Blend, and a reasonable market value estimation of the Coal Cost Component in respect of such Base Coal Blend.

11.6 <u>Early Termination without Event of Default</u>. Each Party shall each have the right to terminate this Agreement at any time, which termination shall be effective immediately on delivery of Written notice of termination to the other Party, if each of the following contingencies ("Contingencies") has not been satisfied:

(a) Seller has obtained zoning approvals with respect to all of the land parcels constituting the Property reasonably required to develop and operate the Plant;

(b) Seller has closed the acquisition of the Property in accordance with terms, conditions and covenants that are acceptable to Seller in its sole discretion;

(c) Seller and Purchaser have entered into the Related Energy Sales Agreement and all contingencies in respect thereof have been satisfied;

(d) Seller has entered into a Coal handling and blending agreement with a third party, subject to the Written consent of Purchaser (which consent may be withheld by Purchaser in its sole discretion);

(e) Seller has entered into Coal transportation agreement(s) with selected rail carrier(s), subject to the Written consent of Purchaser (which consent may be withheld by Purchaser in its sole discretion);

(f) All permits, approvals, licenses, allowances and authorizations have been issued by the applicable Governmental Authorities for developing, constructing and operating Purchaser's Conveyor, which are in form and substance acceptable to Purchaser in its sole discretion, and the appeal periods for all such permits, approvals, licenses, allowances and authorizations expire without objection pending or any conditions not satisfactory to Purchaser pending;

(g) The Administrative Appeals and the Citizen's Suit in respect of the PTI are successfully resolved as determined by Middletown or, as applicable, the PSD/NSR Permit is issued by the Ohio Environmental Protection Agency in acceptable form and substance as determined by Seller, and (A) any appeal, suit or challenge in respect thereof is successfully concluded as determined by Seller or, alternatively, (B) Seller elects to proceed with the Plant notwithstanding such appeal, suit or challenge, it being expressly understood by Purchaser that such determinations and election are within the sole discretion of Seller;

(h) Seller has acquired all rights reasonably required, as determined by Seller in its sole discretion, for the transportation and delivery of Coals by way of a rail spur located approximately at mile post CJ231.7 and known as the "MADE Rail Spur";

(i) Seller has obtained the ACE Permit for the construction of the Plant, which ACE Permit is in form and substance acceptable to Seller in its sole discretion, and all appeal periods for the ACE Permit have expired without objection pending or any conditions not satisfactory to Seller pending; and

(j) The boards of directors of Sunoco and Holding have approved this Agreement, the Related Energy Sales Agreement and the Equipment Agreement, and (as applicable) all related transaction documents to which they or their Affiliates are parties, in the sole discretion of each such board of directors, which approval may be subject to the satisfaction of the remaining Contingencies.

11.7 No Release of Accrued Obligations. No termination of this Agreement shall release either Party from any obligations (including those arising out of a breach of this Agreement) that may have accrued under this Agreement prior to such termination.

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1 <u>Seller's Indemnification of Purchaser for Infringement</u>. Seller shall indemnify, defend and hold Purchaser, its Affiliates and their successors and assigns, officers, directors, employees and agents harmless from any and all actions, causes of action, claims, demands, costs, liabilities, expenses and damages (including reasonable attorneys' fees and costs) incurred by any of them as a result of the design, construction or operation of the Plant infringing in whole or in part any copyright, patent, trade secret, or other proprietary right held by any third party.

12.2 <u>Notices</u>. All notices, requests and demands to or upon the Parties to be effective shall be in Writing. Except for invoices, such communications shall be addressed and directed to the Parties listed below as follows, or to such other address or recipient as either Party may designate in Writing:

If to Seller to:

Middletown Coke Company, Inc.,
c/o SunCoke Energy, Inc.
Parkside Plaza
11400 Parkside Drive
Knoxville, TN 37934
Attention:
Senior Vice President and General Counsel
Fax: (865) 288-5280
Confirm: (865) 288-5213

If to Purchaser to:

AK Steel Corporation
9227 Centre Pointe Drive
West Chester, OH 45069

Attention:
General Counsel
Fax: (513) 425-5607
Confirm: (513) 425-2690

12.3 <u>Limitation of Liability; Exclusive Remedies</u>. EXCEPT TO THE EXTENT SELLER'S DAMAGES (AS DEFINED IN APPENDIX A) OR PURCHASER'S DAMAGES (AS SET FORTH IN SECTION 11.5 ABOVE) MAY BE CONSTRUED TO INCLUDE CONSEQUENTIAL DAMAGES, NEITHER SELLER NOR PURCHASER NOR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNEES SHALL BE LIABLE, WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), WARRANTY, STRICT LIABILITY OR ANY OTHER LEGAL THEORY FOR ANY CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES (INCLUDING DAMAGES IN RESPECT OF EXISTING OR FUTURE LOST PROFITS), OR FOR SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES OF ANY KIND IN RESPECT OF ANY BREACH(ES) OF THIS AGREEMENT OR OTHERWISE. EXCEPT WHERE THIS AGREEMENT EXPRESSLY PROVIDES FOR EQUITABLE RELIEF, THE REMEDIES OF THE PARTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE.

12.4 <u>Rules of Interpretation</u>. Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular. Unless otherwise expressly specified, any agreement, contract or document defined or referred to herein shall mean such agreement, contract or document as the same may hereafter be amended, supplemented or otherwise modified from time to time. The words "include", "includes", and "including" shall

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not be limiting and shall be deemed in all instances to be followed by the phrase "without limitation". References to "days" shall mean calendar days unless otherwise indicated. The Schedules to this Agreement shall form part of this Agreement for all purposes. References herein to Articles, Sections or Schedules shall mean such Articles, Sections or Schedules of or to this Agreement.

12.5 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without regard to its conflicts of law provisions, and the rights and remedies of the Parties hereunder will be determined in accordance with such laws.

12.6 <u>Severability</u>. If any provision of this Agreement is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions of this Agreement.

12.7 <u>Confidentiality</u>. Each Party and its Affiliates shall keep all information provided by one Party to the other, including this Agreement, the Related Energy Sales Agreement and the Equipment Agreement, and the terms thereof (including the Coke Price and charges payable pursuant to the Related Energy Sales Agreement) strictly confidential and will not disclose any such information to any third party; provided, however, (i) Seller may disclose this Agreement to prospective investors in, and Lenders to, Seller subject to Purchaser's approval of terms and conditions in respect of the confidentiality of such disclosure, which approval shall not be unreasonably withheld, conditioned or delayed by Purchaser; (ii) if either Party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any Governmental Authority, or any other process) to disclose such information, such Party will give prior notice to the other Party of the requirement and the terms thereof and shall cooperate with the other Party to minimize the disclosure of the information, seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such Party will furnish only that portion of such information that it is legally required to furnish; and (iii) either Party may disclose this Agreement and the terms hereof to the extent that such disclosure is required under the Securities Act of 1933, the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder, or by the rules of any applicable securities exchange. Notwithstanding the foregoing, this Section 12.6 shall not apply to such information that was (x) previously known by the Party receiving such information without obligation of confidentiality, (y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party, or (z) later acquired by such receiving Party, without obligation of confidentiality, from another source not having an obligation of confidentiality to the disclosing Party.

12.8 <u>Entire Agreement</u>. This Agreement (including Appendix A and the Schedules attached hereto), the Related Energy Sales Agreement, and the Equipment Agreement, as a single integrated transaction, constitute the entire agreement among the Parties concerning the subject matter thereof and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the Parties regarding the transactions contemplated by, and the subject matter of, this Agreement. The provisions of this

Agreement shall not be amended, reformed, altered, or modified in any way by any practice or course of dealing prior to or during the term of this Agreement, and can only be amended, reformed, altered, or modified by a Writing signed by an authorized representative of each of the Parties. The Parties specifically acknowledge that they have not been induced to enter into this Agreement by any representation, stipulation, warranty, agreement, or understanding of any kind other than as expressed in this Agreement, the Related Energy Sales Agreement, and the Equipment Agreement.

12.9 <u>Survival</u>. The obligations of the Parties pursuant to Article IX, Sections 7.2, 11.3, 11.4, 11.5, 11.7, 12.1, 12.2, 12.3, 12.5, 12.6 12.7, 12.8, 12.9, 12.12, 12.18 and 12.19 shall survive the termination of this Agreement.

12.10 <u>Captions</u>. The captions and headings in this Agreement are for convenience of reference purposes only and have no legal force or effect. Such captions and headings shall not be considered a part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

12.11 <u>Construction of Agreement</u>. This Agreement shall be construed as a contract of purchase and sale of goods.

12.12 <u>Independent Contractor</u>. Neither Party to this Agreement is the partner, legal representative or agent of the other, nor shall either Party have the right or authority to assume, create or incur any liability or any obligation of any kind implied, against or in the name or on behalf of the other Party.

12.13 <u>Waivers and Remedies</u>. The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Agreement, all remedies under this Agreement shall be cumulative and in addition to every other remedy provided for herein or by law.

12.14 <u>Assignability</u>. No Party shall Assign any of its rights or obligations under this Agreement, including to any Affiliate of a Party, without also assigning the Related Energy Sales Agreement and (as applicable) the Equipment Agreement, and obtaining the prior Written consent of the other Party. Such consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Purchaser and Holding hereby consent to the granting of a security interest in and a collateral assignment by Seller of this Agreement and its rights herein to any Person that provides debt, loans, credit or credit support, acts as counterparty on any interest rate hedging arrangements, or provides other financing, or any successor, assign or designee thereof, to Seller in connection with any financing related to the Plant (collectively, the "Lenders"). In furtherance of the foregoing, Purchaser and Holding acknowledge that the Lenders may under certain circumstances assume the interests and rights of Seller under this Agreement; provided, that if following such assumption the Lenders seek to sell the Plant and assign this Agreement to the purchaser of the Plant, they will not sell the Plant to a Person that (i)

has a greater than 50% ownership interest in one or more Steel Making Facilities in North America, or (ii) is a direct supplier of iron ore to Purchaser pursuant to a contract with a term of greater than one year pursuant to which the quantity of iron ore sold exceeds 25% of Purchaser's annual iron ore requirements (an "Iron Ore Supplier"). Seller shall be relieved of and released from its obligations under this Agreement from and after such assumption.

12.15 <u>Further Assurances</u>. From time to time after the Effective Date and without further consideration, the Parties shall take such other action, and execute such other documents and instruments, as either Party may reasonably request to more effectively carry out the transactions contemplated by this Agreement.

12.16 <u>Cooperation with Financing Efforts</u>. Purchaser and Holding shall reasonably cooperate with Seller's efforts in obtaining and maintaining financing on a non-recourse (or other) basis for the Plant. Without limiting the generality of the foregoing, Purchaser and Holding shall: (i) execute such documents (including consent agreements and legal opinions) as Seller or the Lenders will reasonably request in view of obtaining and maintaining such financing whereby Purchaser and/or Holding (a) certify to the Lenders that this Agreement is in full force and effect and has not been modified or amended and that there are no defaults under this Agreement by Purchaser or Holding or, to Purchaser's or Holding's knowledge, by Seller (except, in each case, as specifically stated in such certification), (b) represent and warrant to the Lenders that this Agreement is enforceable against Purchaser and Holding, (c) consent to the collateral assignment of this Agreement to the Lenders as security for the debt relating to the Plant, (d) agree to make payments to accounts as notified by Seller from time to time, (e) agree to give the Lenders notice of and a reasonable opportunity to cure any defaults of Seller under this Agreement, and (f) clarify provisions of this Agreement as reasonably requested by the Lenders or Seller without increasing Purchaser's or Holding's liability hereunder; (ii) accompany Seller on a reasonable number of presentations to potential Lenders; and (iii) provide information (including financial information and, as requested by the Lenders from time to time, the names of all Iron Ore Suppliers) about Purchaser and Holding as the Lenders may reasonably request. Seller shall reimburse each of Purchaser and Holding for its reasonable and documented out-of-pocket costs and expenses incurred in connection with actions taken pursuant to this Section 12.16, including reasonable fees and expenses of outside counsel retained to provide a legal opinion as contemplated by clause (i) above.

12.17 <u>Binding Effect</u>. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

12.18 <u>No Third Party Beneficiaries</u>. Except as otherwise expressly set forth herein, the terms and conditions of this Agreement are solely for the benefit of the Parties and no other Person shall have any rights hereunder.

12.19 <u>Mutuality of Drafting</u>. The Parties hereby stipulate and agree that each of them fully participated and was adequately represented by counsel in the negotiation and preparation of this Agreement and the Parties further stipulate and agree that in the event of an ambiguity or other necessity for the interpretation to be made of the context of this Agreement, this Agreement shall not be construed in favor of or against Seller or Purchaser as a consequence of one Party

33

having had a greater role in the preparation of this Agreement, but shall be construed as if the language were mutually drafted by both Parties will full assistance of counsel.

12.20 <u>Counterparts Facsimile Signatures</u>. This Agreement may be executed in one or more counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and same instrument. Any executed counterpart may be delivered by facsimile, and when so delivered, shall be legally enforceable in accordance with its terms. Any such facsimile shall be follows by delivery, as promptly as practicable, of a non-facsimile original.

12.21 <u>No Setoff</u>. Each payment by Purchaser or by any other Person on its behalf to Seller pursuant to this Agreement shall be made without offset, abatement, withholding or reduction of any kind.

12.22 <u>Audits</u>. Seller shall, upon reasonable prior notice and no more than once per year, allow a firm of independent certified public accountants retained by, and at the sole cost and expense of, Purchaser to review aspects of Seller's operations at the Plant solely to enable such firm to advise Purchaser regarding the proper accounting treatment of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

MIDDLETOWN COKE COMPANY, INC.		AK STEEL CORPORATION	
By:	/s/ Michael Thomson	By:	/s/ John Kaloski
Name:	Michael Thomson	Name:	John Kaloski
Title	President	Title:	S.V.P. Operations

AK Steel Holding Corporation executes this Agreement solely for the purpose of affirming its obligation pursuant to Sections 1.6, 1.7, 10.3, 12.14 and 12.16.

AK STEEL HOLDING CORPORATION

By:	/s/ John Kaloski
Name:	John Kaloski
Title	S.V.P. Operations

Definitions

The definitions of certain capitalized terms are as follows:

"ACE Permit" means the permit required to be obtained from the United States Army Corps of Engineers to perform the necessary stream crossings in connection with the construction of the Plant, which Seller has applied for pursuant to the Application for Department of the Army Permit (33 CFR 325) dated June 6, 2008.

"Actual O&M Component" has the meaning set forth in Section 3.1(c)(vi).

"Adjusted Fixed Price Component" has the meaning set forth in Section 3.1(b)(ii).

"Administrative Appeals" means the three administrative appeals filed by three interested parties concerning the PTI before the Ohio Environmental Review Appeals Commission.

"Affiliate" means any Enterprise that directly or indirectly controls, or is controlled by, or is under common control with any Party. For purposes of this definition, "control" of an Enterprise means the power, directly or indirectly, either (a) to vote 50% or more of the securities having ordinary voting power for the election of directors of such Party or Enterprise; or (b) to direct or cause the direction of the management and policies of such Party or Enterprise, whether by ownership interest, contract or otherwise.

"Agreement" means the Amended and Restated Coke Purchase Agreement between the Parties dated September 1, 2009 together with all Written amendments, revisions and modifications hereof made pursuant to Section 12.8.

"Assign" means assigning or delegating any of the rights or obligations of the Parties to any enterprise, or either Party selling, leasing, transferring or voluntarily disposing of all or a substantial portion of its assets.

"ASTM Standards" means procedures and standards adopted or approved by the American Society for Testing and Materials.

"Bankrupt" means, with respect to any Party or its permitted assignee:

(a) applying for or consenting to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property;

(b) making a general assignment for the benefit of its creditors;

(c) commencing a voluntary case under any bankruptcy code, as now or hereafter in effect ("Bankruptcy Code");

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(d) filing a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts;

(e) taking any action for the purpose of effecting any of the foregoing; or

(f) being a defendant, respondent, alleged debtor, or otherwise having commenced against it, in any court of competent jurisdiction, a proceeding or case under the Bankruptcy Code or a case seeking:

     (i)   its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts;

     (ii)   the appointment of a trustee, receiver, custodian, liquidator or the like, of such Party or Enterprise or of all or any substantial part of its property; or

     (iii) similar relief under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts; and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against such Party or Enterprise shall be entered in a case under the Bankruptcy Code.

"Bankruptcy Code" has the meaning set forth in the definition of "Bankrupt".

"Base Case Coal Blend" means a Coal Blend having a volatile matter content of ***** % and a moisture content of ***** %.

"Breeze" means Coke, which following screening based upon Purchaser's sizing instructions, is sized less than the applicable size fraction in respect of such Coke screening.

"Breeze Delivery Point" means the delivery point in respect of Breeze reasonably designated by Seller adjacent to the Breeze storage area located within the Plant.

"Business Day" means any day except Saturday, Sunday and any day which shall be in Cincinnati, Ohio a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close.

"By-Products" means all output of the Plant excluding Coke, but specifically including waste heat, steam and electrical energy.

"Citizen's Suit" means the citizen's suit filed in the United Sates District Court for the Southern District of Ohio styled *City of Monroe, Ohio v. Middletown Coke Company, Inc. and SunCoke Energy, Inc.*

"Coal(s)" means metallurgical coking coals that are reliable and readily available for use in any actual or proposed Coal Blend.

"Coal Blend" means each coal blend selected by the Coal Committee and, as applicable, any coal blend selected by Seller pursuant to Section 4.3.

"Coal Blend Standards" means the standards for selecting the Coal Blends. Those standards require that each Coal Blend consists of (i) not more than ***** ***** Coals; (ii) Coals having a minimum FSI of ***** ; (iii) actually produce Coke that will reasonably conform to the "mean" Screened Coke Quality Standards set forth in Schedule 5.1 or any successor standards; (iv) have a volatile matter component of not less than ***** % and not more than ***** %; (v) allow for safe, reliable and efficient operation of the Plant; and (vi) allow for the operation of the Plant in accordance with Governmental Requirements.

"Coal Committee" means the committee comprised of one (1) representative of Purchaser and one (1) representative of Seller that selects, subject to Section 4.1, each Coal Blend for use in the production of Coke as particularly described in Section 4.1.

"Coal Costs" has the meaning set forth in Section 3.1(d)(i).

"Coal Cost Component" has the meaning set forth in Section 3.1(d)(ii).

"Coal Handling Losses" means losses associated with the storage and handling of the Coals, and are accounted for in the manner set forth in Section 3.1(d)(iv).

"Cogeneration Plant" has the meaning set forth in Section 1.2.

"Coke" means "run of oven" blast furnace coke that is produced and that Seller delivers to Purchaser pursuant to this Agreement. Coke does not include any By-Products.

"Coke Price" has the meaning set forth in Section 3.1(a).

"Coke Price Discount" has the meaning set forth in Section 5.1(b)(v).

"Coke Production Shortfall" has the meaning set forth in Section 6.4.

"Coke Purchase Shortfall" means the sum of the Monthly Coke Purchase Shortfall amounts during the relevant Production Turndown Period.

"Coke Supply and Purchase Obligation" has the meaning set forth in Section 6.2.

"Coke Supply Obligation" has the meaning set forth in Section 6.2(a).

"Contingencies" has the meaning set forth in Section 11.6.

"Contract Year" means each respective calendar year transpiring during the Term following the Initial Year.

"Dispute" has the meaning set forth in Section 9.1.

"Due Date" has the meaning set forth in Section 3.3(d).

"Effective Date" has the meaning set forth in the introductory paragraph to this Agreement.

"Equipment Agreement" has the meaning set forth in the introductory paragraph to this Agreement.

"Equitable Relief" means, in the context of the exercise or prosecution of claims or causes of actions, any claim or cause of action for immediate relief (such as a Seller's remedies to stop goods in transit, withhold or refuse delivery, reclaim or replevy goods and resell goods), or in respect of equitable relief (such as temporary and permanent injunctive relief, and specific performance).

"Estimated Coke Tonnage" has the meaning set forth in Section 3.3(a).

"Fixed Price Component" has the meaning set forth in Section 3.1(b)(i).

"Forecast" has the meaning set forth in Section 3.1(c)(ii).

"Forecasted O&M Component" has the meaning set forth in Section 3.1(c)(v).

"Government Mandated Additional Capital Expenditures" means capital expenditures affecting the Plant for which an equally reliable and safe non-capital expenditure alternative that by itself is not reasonably available and economically feasible and which are required due to changes in Governmental Requirements made after the date of this Agreement (or with respect to compliance standards not reasonably ascertainable as of the date of this Agreement).

"Government Mandated Additional Expenses" means the actual operating or maintenance expenses affecting the Plant, as well as all economic impacts other than those that require additional capital, which are required due to changes in Governmental Requirements made after the date of this Agreement (or with respect to compliance standards not reasonably ascertainable as of the date of this Agreement) including consideration paid by Seller for emission offsets or credits in respect of greenhouse gases (including carbon dioxide).

"Government Mandated Additional Expenditures" means, collectively, Government Mandated Additional Capital Expenditures and Government Mandated Additional Expenses.

"Governmental Authority(ies)" means any federal, state or local government, and political subdivision(s) thereof, and any entity (ies) exercising executive, legislative, judicial, regulatory or administrative functions having or pertaining to government.

"Governmental Requirements" means any applicable law, regulation and regulatory order (and any official interpretations thereof) of any Governmental Authority in respect of the operation of the Plant, including any such law, regulation or regulatory order relating to environmental compliance by Seller with respect to the operation of the Plant.

"Guaranteed Coke Yield Percentage" has the meaning set forth in Section 3.1(d)(vi).

"Guidelines" has the meaning set forth in Section 3.1(c)(iii).

"Holding" has the meaning set forth in Section 1.6.

"Incidental Damages" means incidental damages allowed under Ohio Revised Code Section 1302.84, or as allowed pursuant to any amendment or re-codification thereof. Such damages specifically include commercially reasonable storage and re-screening costs, and degradation and handling losses, incurred by Seller in connection with stockpiling of Coke or Third Party Coke.

"Indenture" means the "Indenture" dated as of June 11, 2002 by and among Purchaser, Holding, Douglass Dynamics, L.L.C. and Fifth Third Bank, including (as applicable) any amendment(s) thereto or extension(s) thereof.

"Index Formula" means the percentage increase or, as applicable, decrease in the Employment Cost Index – Union Manufacturing (Series Id: CIU2013000000510I (B)) published by the United States Department of Labor, Bureau of Labor Statistics, or any inflation index that succeeds or replaces it for the twelve (12) most recent months of available data preceding the commencement of the applicable Contract Year.

"Initial Operating Period" means the period from the commencement of Coke production at the Plant through the last day of the calendar Month following the date Seller notifies Purchaser in Writing that the Plant has demonstrated the commercial capability of producing Coke at its full production level of the Plant capacity; provided, however, if such notification does not occur within one hundred eighty (180) days following the commencement of Coke production, then the Initial Operating Period shall be deemed to end as of the expiration of such one hundred eighty (180) day period.

"Initial O&M Component" has the meaning set forth in Section 3.1(c)(i).

"Initial Year" has the meaning set forth in Section 3.1(a)(i).

"Interconnection Costs" has the meaning set forth in Section 3.4(a).

"Interest Rate" means an interest rate equal to ***** % above the rate announced by JPMorgan Chase Bank, N.A. as its prime rate at the date of accrual of the late payment (provided that the prime rate may not be the lowest rate of interest charged by JPMorgan Chase Bank, N.A. to its customers) or at the highest interest rate permitted by applicable law, whichever interest rate is lower.

"Iron Ore Supplier" has the meaning set forth in Section 12.14.

"Lenders" has the meaning set forth in Section 12.14.

"Lost Energy Charge" has the meaning set forth on Schedule A-1.

"Manifest Error" means an arithmetical error.

"Middletown Plant" means Purchaser's steel plant works located in Middletown, Ohio.

"Minimum Ratability Standard" has the meaning set forth in Section 6.2(c).

"Mitigation Proceeds" means:

In respect of Coke sales, any (positive) difference between:

(i)   The sum of the sales proceeds arising from third party Coke sales plus any costs and expenses saved by Seller in connection therewith, minus

(ii) The sum of (i) the product of the (y) Coke Price multiplied by (z) the Coke Tonnage that is sold to such third parties, plus (ii) any other Incidental Damages incurred by Seller.

"Moisture Adjusted Coal Blend Tonnage" has the meaning set forth in Section 3.1(d)(iii).

"Month(s)" or "Monthly", as applicable, refers to each calendar Month, beginning at 12:00 midnight on the last day of the preceding Month and ending at 12:00 midnight on the last day of such calendar Month, transpiring in whole or in part during the Term.

"Monthly Coke Purchase Shortfall" means, for any Month during any Production Turndown Period, the difference between (a) forty-eight thousand two hundred thirty-five (48,235) Tons of Coke, and (b) the actual amount of Coke purchased by Purchaser during such Month.

"Nonconforming Coke" has the meaning set forth in Section 5.1(b)(iii).

"O&M Expenses" means (i) all costs, expenses and fees incurred by Seller in respect of operating and maintaining the Plant, and in complying with the Coke delivery and supply obligations of Seller under this Agreement, all of which shall be consistent with accounting principles generally accepted in the United States of America, plus (ii) all Taxes in respect of all such costs, expenses and fees, plus (iii) property taxes in respect of the Plant; provided, however, O&M Expenses include in any event Government Mandated Additional Expenses except where (subject to Section 7.1(c)), such Government Mandated Additional Expenses are inclusive of fines or penalties in respect of violations of Governmental Requirements (including fines or penalties in respect of violations of Governmental Requirements pertaining to the environment, and employee health and safety).

"Other Realized Value" has the meaning set forth in Section 3.2(c).

"Parties" means Purchaser and the Seller.

"Party" means either Purchaser or Seller, depending upon the context in which the term is used.

"Payment Default" means any failure by Purchaser to pay Seller in accordance with Article III (including the payments in respect of the Coke Price and the adjustments thereto), Section 9.2(c), or Article VII.

"Person" means any individual, corporation, limited liability company, association, partnership, joint venture, trust or other enterprise or unincorporated organization or any Governmental Authority.

"Plant" has the meaning set forth in Section 1.2.

"Presumed O&M Expenses" has the meaning set forth in Section 3.1(c)(iv).

"Production Capacity Liability Limitation" has the meaning set forth in Section 6.4.

"Production Turndown" means any reduction in the purchase of Coke in an amount of up to ***** Tons of Coke per month, which may not exceed twelve (12) consecutive Months and which Seller shall make commercially reasonable efforts to achieve if requested by Purchaser, provided that any reduction in an amount greater than ***** Tons of Coke per month shall be subject to operational and technical limitations at the Plant, in each case as determined in Seller's sole discretion.

"Production Turndown Adjustment Fee" has the meaning set forth in Section 3.7.

"Production Turndown Conditions" means each of the following conditions that must be satisfied for Seller to nominate a Production Turndown: (i) Purchaser has experienced a sustained decrease in demand for steel that results in a significant decrease in blast furnace production at its steel plants, including temporary idling of one or more of the blast furnaces at its steel plants, (ii) Purchaser has not procured other coke or, in the case of its blast furnace #3 at the Middletown Plant, injected pulverized coal, as a replacement or substitute for purchased Coke Tonnage under this Agreement, (iii) Purchaser has turned down production at all coke facilities owned or leased by Purchaser or its Affiliates by at least 25%, (iv) Purchaser has exercised commercially reasonably efforts to suspended all purchases of coke from other Persons under existing contracts, and (v) prior Coal supply obligations committed or agreed to by the Coal Committee will not adversely affect Seller in connection with the Production Turndown.

"Production Turndown Increase" has the meaning set forth in Section 6.7(c).

"Production Turndown Increase Notice" has the meaning set forth in Section 6.7(c).

"Production Turndown Notice" has the meaning set forth in Section 6.7(b).

"Production Turndown Period" means any period during which a Production Turndown is in effect.

"Property" has the meaning set forth in Section 1.2.

"Prudent Operating and Maintenance Practices" means the practices, methods, standards and procedures generally accepted and followed by a prudent, diligent, skilled and experienced

manager and operator acting in accordance with standards generally utilized in the United States, with respect to the management, operation and maintenance of manufacturing facilities having similar characteristics to the Plant which, at the particular time in question, in the exercise of reasonable judgment and in light of facts then known or that reasonably should have been known at the time a decision was made, would be expected to accomplish the desired results and goals, including such goals as efficiency, reliability, economy and profitability, in a manner consistent with Governmental Requirements.

"PSD/NSR Permit" means Seller's application for permit # P0104768 dated as of July 17, 2009 and filed with the Ohio Environmental Protection Agency.

"PTI" means the "Permit to Install" issued by the Ohio Environmental Protection Agency.

"Purchaser" has the meaning set forth in the introductory paragraph to this Agreement.

"Purchaser's Conveyor" has the meaning set forth in Section 6.3(a).

"Purchaser's Damages" has the meaning set forth in Section 11.5.

"Purchaser Default" has the meaning set forth in Section 11.1.

"Purchaser Force Majeure Event(s)" has the meaning set forth in Section 8.2.

"Purchaser Obtained Coke" means screened coke obtained by Purchaser, which is (i) nominally sized between ***** , (ii) in respect of any shortfall in Seller's delivery of Coke relative to the product of the minimum range of the Coke Supply and Purchase Obligation multiplied by ***** , and (iii) not otherwise covered by Seller through its supply of Third Party Supplied Coke to Purchaser.

"Railroad Deficit Charge" means, during any Production Turndown Period, any charge payable by Middletown pursuant to any transportation contract for Coal delivered to the Plant as a result of reduced coal throughput due to such Production Turndown.

"Recomputed Section 45 Credit Amount" has the meaning set forth in Section 3.2(f).

"Related Energy Sales Agreement" has the meaning set forth in the introductory paragraph to this Agreement.

"Requirements" has the meaning set forth in Section 6.1.

"Rules" has the meaning set forth in Section 9.2(a).

"Screened Coke" means the portion of Coke that conforms to the size requirement set forth in the Screened Coke Quality Standards.

"Screened Coke Conveyor Delivery Point" means the delivery end of Seller's Screened Coke conveyor belt that connects the Plant to Purchaser's Screened Coke conveyor area located

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within the Middletown Plant. The Parties acknowledge that such interface will be located at or near the property line between the Property and Middletown Plant.

"Screened Coke Quality Standards" are the guaranteed quality parameters for Coke set forth in Schedule 5.1, and as such Schedule is amended in accordance with Section 5.1(c).

"Screened Coke Rail Delivery Point" means the means the rail load out within the Plant, in respect of Screened Coke deliveries into railcars supplied by Seller.

"Screened Coke Truck Delivery Point" means the location within the Plant, to be reasonably designated by Seller and Purchaser, for Screened Coke deliveries to trucks supplied by Seller.

"Section 45 Credits" has the meaning set forth in Section 3.2(a).

"Section 45 Qualification Deadline" has the meaning set forth in Section 3.2(g).

"Section(s)" are the sections and subsections of the Articles contained in this Agreement.

"Seller" has the meaning set forth in the introductory paragraph to this Agreement.

"Seller Default" has the meaning set forth in Section 11.2.

"Seller Force Majeure Event(s)" has the meaning set forth in Section 8.1.

"Seller's Damages" include, subject to Seller's Mitigation Proceeds, (i) any amounts due by Purchaser to Seller under this Agreement as of the effective date of termination; (ii) the present value, discounted at the rate of ***** %, of (w) the product of (A) the Fixed Price Component multiplied by (B) the Targeted Coke Production in respect of the Base Coal Blend for each complete or partial Contract Year remaining in the Term (provided, for such Contract Years having less than 365 days, the foregoing amount is to be multiplied by a fraction, the numerator of which is the number of days in such Contract Year, and the denominator of which is 365); and (iii) the balance of all of the remaining Government Mandated Additional Capital Expenditures that would be payable by Purchaser as of the date of termination but for such termination; provided, however, if the Agreement is terminated prior to or during the Initial Year, then the Fixed Price Component shall be multiplied by fifteen (15) Contract Years.

"Seller's Reasonable Assurance Obligations" has the meaning set forth in Section 6.4.

"Steel Making Facilities" means steel making facilities that utilize a blast furnace and basic oxygen furnace or electric arc furnace for the production of iron and raw steel.

"SunCoke" means SunCoke Energy, Inc., a Delaware corporation.

"Sunoco" means Sunoco, Inc., a Delaware corporation, an Affiliate of Seller.

"Sunoco Realized Value" has the meaning set forth in Section 3.2(b).

"Targeted Coke Production" means the Coke Tonnage in respect of the applicable volatile matter content percentage set forth in the attached and incorporated Schedule 6.2(a) for the applicable Contract Year.

"Taxes" means any tax imposed by any Governmental Authority in the form of sales, use, excise, value added, environmental, gross receipts or franchise tax (except for property taxes related to the Plant or taxes based on or measured by the net income or net worth of Seller), state and local product tax, state and local inspection fees, any taxes or assessments in respect of greenhouse gases (including carbon dioxide), or similar taxes, assessments, or fees. If the purchase of any Coke by Purchaser is exempt from sales or use tax, then Purchaser shall furnish Seller with a valid exemption certificate in form and content reasonably acceptable to Seller. In the event any exemption is subsequently denied by any Governmental Authority, and as a result Seller is assessed for such sales or use tax, then Purchaser shall reimburse Seller for such Taxes including all interest and penalties associated therewith.

"Term" has the meaning set forth in Section 2.1.

"Third Party Investor(s)" has the meaning set forth in Section 3.2(c).

"Third Party Supplied Coke" means screened coke, which is nominally sized between ***** , and which is obtained from sources other than Seller, including Seller's Affiliates.

"Ton" or "Tonnage" means a "short" ton of two thousand (2,000) pounds of Coal or Coke, as the case may be.

"Week" or "Weekly" refers to a calendar week beginning at 12:00 midnight on the Sunday and ending at 11:59 p.m. on the Saturday of the same week, and transpiring in whole or in part during the Term.

"Weighted Average" means an average that takes into account the proportional relevance of, as applicable, the moisture content or cost of each Coal comprising each particular Coal Blend, rather than treating each such component equally.

"Work" has the meaning set forth in Section 1.4(a).

"Written" or "in Writing" means any form of written communication or a communication by means of e-mail, telex, telecopier device, telegraph or cable, overnight courier, or registered or certified mail (postage prepaid and return receipt requested), and shall be deemed to have been duly given or made upon receipt, or in the case of any electronic transmission, when confirmation of receipt is obtained.

Schedule 1.5
Guarantee of Seller's Obligations

GUARANTY

THIS GUARANTY, dated as of ***[Insert]*** ("Guaranty"), is made by SunCoke Energy, Inc., a Delaware corporation and Sun Coal & Coke Company, a Delaware corporation (collectively, "Guarantors"), for the benefit of AK Steel Corporation, a Delaware corporation ("AK").

Recitals

A. This Guaranty is made pursuant to the Amended and Restated Coke Purchase Agreement entered into on the date hereof by and between AK and Middletown Coke Company, Inc., a Delaware Corporation ("Seller") ("Coke Purchase Agreement").

B. This Guaranty is made for the benefit of AK to guarantee the performance by Seller of its obligations under the Coke Purchase Agreement (the obligations referred to herein are collectively the "Guaranteed Obligations").

C. It is a condition to AK entering into the Coke Purchase Agreement that Guarantors shall have executed and delivered this Guaranty.

D. Guarantors will obtain benefits from Seller entering into the Coke Purchase Agreement and, accordingly, desire to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce AK to enter into the Coke Purchase Agreement.

Agreements

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to Guarantors, the receipt and sufficiency of which are hereby acknowledged, Guarantors hereby make the following representations and warranties to AK and hereby covenant to AK as follows:

1. Guarantors guarantee to AK the full performance of all Guaranteed Obligations. Guarantors understand, agree and confirm that AK may enforce this Guaranty against Guarantors without first proceeding against Seller.

2. The liability of Guarantors hereunder shall not be affected or impaired by (a) any other continuing or other guaranty, undertaking or maximum liability of Guarantors or of any other person as to the obligations and performance of Seller; (b) any reduction of any such other guaranty or undertaking; (c) any dissolution, termination or increase, decrease or change in personnel by Seller; (d) any payment made to AK in respect of the Guaranteed Obligations which AK repays to Seller pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Guarantors waive any right to the deferral or modification of their obligations hereunder by reason of any such proceeding; (e) any assignment by Seller of any of its rights under the Coke Purchase Agreement; or (f) the sale, transfer or other disposition by Guarantors of any or all of the share capital of Seller; provided, notwithstanding any other provision in this Guaranty, no action shall commence against

Guarantors unless and until written notice of default is first made upon Seller and Guarantors pursuant to the requirements set forth in the Coke Purchase Agreement and Seller or Guarantors fail to cure such default within the applicable cure period set forth in the Coke Purchase Agreement.

3. Other than the notice required to be given to Guarantors as specified in Section 2 of this Guaranty, Guarantors hereby waive notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waive promptness, diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by AK against Guarantors.

4. AK may at any time and from time to time without the consent of or notice to Guarantors, without incurring responsibility to Guarantors, without impairing or releasing the obligations of Guarantors hereunder upon or without any terms or conditions and in whole or in part:

(a) exercise or refrain from exercising any rights against Seller or otherwise act or refrain from acting;

(b) settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof; and/or

(c) consent to or waive any breach of, or any act, omission or default under, the Coke Purchase Agreement, or otherwise amend, modify or supplement the Coke Purchase Agreement.

5. No invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

6. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of AK in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which AK would otherwise have. Other than the notice required to be given to Guarantors as specified in Section 2 of this Guaranty, no notice to or demand on Guarantors in any case shall entitle Guarantors to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of AK to any other or further action in any circumstances without notice or demand. It is not necessary for AK to inquire into the capacity or powers of Seller or the officers, directors, or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

47

7. Guarantors waive, to the maximum extent permitted by applicable law, any right to require AK to (a) proceed against Seller or (as applicable) any other person; or (b) pursue any other of its remedies.

8. Guarantors assume all responsibility for being and keeping themselves informed of Seller's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Guaranteed Obligations and the nature, scope and extent of the risks which Guarantors assume and incur hereunder, and agree that AK shall have no duty to advise Guarantors of information known to them regarding such circumstances or risks.

9. If and to the extent that Guarantors make any payment or performance to AK pursuant to or in respect of this Guaranty, then any claim which Guarantors may have against Seller by reason thereof shall be subject and subordinate to the prior payment and performance in full of the Guaranteed Obligations to AK.

10. Guarantors hereby agree to pay all reasonable out-of-pocket costs and expenses of AK (including, without limitation, the reasonable fees and disbursements of counsel employed by AK) in connection with the enforcement of this Guaranty and any amendment, waiver or consent relating hereto against Guarantors.

11. This Guaranty shall be binding upon Guarantors and their successors and assigns, and shall inure to the benefit of AK and its successors and assigns.

12. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of AK and Guarantors.

13. Guarantors acknowledge that an executed (or conformed) copy of the Coke Purchase Agreement has been made available to their principal executive officers and such officers are familiar with the contents thereof.

14. All notices requests, demands or other communications pursuant hereto shall be made in writing (including telegraphic, telex, facsimile transmission or cable communication) and mailed, telegraphed, telexed, transmitted, cabled or delivered to the following addresses (or to such other addresses s designated by Guarantors or AK):

If to Guarantors: SunCoke Energy, Inc.
Parkside Plaza
11400 Parkside Drive
Knoxville, TN, 37934
Attention: Vice President and General Counsel
Fax: (865) 288-5280
Confirm: (865) 258-5213

If to AK: AK Steel Corporation
                     9227 Centre Pointe Drive
                     West Chester, OH 45069
                     Attention:
                     General Counsel
                     Fax: (513) 425 -5607
                     Confirm: (513) 425-2690

All such notices and communication shall be mailed, telegraphed, telexed, facsimile transmitted, or cabled or sent by overnight courier, and shall be effective when received.

15. This Guaranty and the rights and obligations of AK and of Guarantors shall be governed by and construed in accordance with the law of the State of Ohio.

16. This Guaranty may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, Guarantors have caused this Guaranty to be executed and delivered as of the date first above written.

SunCoke Energy, Inc.

By: _____

Name: _____

Title: _____

Sun Coal & Coke Company

By: _____

Name: _____

Title: _____

50

Schedule 1.6
Guarantee of Purchaser's Obligations

GUARANTY

THIS GUARANTY, dated as of ***[insert]*** ("Guaranty"), is made by AK Steel Holding Corporation, a Delaware corporation ("Guarantor"), for the benefit of Middletown Coke Company, Inc., a Delaware corporation ("Seller").

Recitals

A. This Guaranty is made pursuant to the Amended and Restated Coke Purchase Agreement dated as of September 1, 2009 by and between Seller and AK Steel Corporation, a Delaware corporation ("AKS") ("Coke Purchase Agreement").

B. This Guaranty is made for the benefit of Seller to guarantee the performance by AKS of its obligations under the Coke Purchase Agreement (the obligations referred to herein are collectively the "Guaranteed Obligations").

C. It is a condition of Seller entering into the Coke Purchase Agreement that Guarantor shall have executed and delivered this Guaranty upon the occurrence of the events set forth in Section 1.6 or as otherwise set forth in Section 1.7 of the Coke Purchase Agreement.

D. Guarantor will obtain benefits from AKS entering into the Coke Purchase Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce Seller to enter into the Coke Purchase Agreement.

Agreements

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to Guarantor, the receipt and sufficiency of which are hereby acknowledged, Guarantor hereby makes the following representations and warranties to Seller and hereby covenants to Seller as follows:

1. Guarantor guarantees to Seller the full performance of all Guaranteed Obligations. Guarantor understands, agrees and confirms that Seller may enforce this Guaranty against Guarantors without first proceeding against AKS.

2. The liability of Guarantor hereunder shall not be affected or impaired by (a) any other continuing or other guaranty, undertaking or maximum liability of Guarantor or of any other person as to the obligations and performance of AKS; (b) any reduction of any such other guaranty or undertaking; (c) any dissolution, termination or increase, decrease or change in personnel by AKS; (d) any payment made to Seller in respect of the Guaranteed Obligations which Seller repays to AKS pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Guarantor waives any right to the deferral or modification of their obligations hereunder by reason of any such proceeding; (e) any assignment by AKS of any of its rights under the Coke Purchase Agreement; or (f) the sale,

transfer or other disposition by Guarantor of any or all of the share capital of AKS; provided, notwithstanding any other provision in this Guaranty, no action shall commence against Guarantor unless and until written notice of default is first made upon AKS and Guarantor pursuant to the requirements set forth in the Coke Purchase Agreement and AKS or Guarantor fails to cure such default within the applicable cure period set forth in the Coke Purchase Agreement.

3. Other than the notice required to be given to Guarantor as specified in Section 2 of this Guaranty, Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives promptness, diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by Seller against Guarantor.

4. Seller may at any time and from time to time without the consent of or notice to Guarantor, without incurring responsibility to Guarantor, without impairing or releasing the obligations of Guarantor hereunder upon or without any terms or conditions and in whole or in part:

(a) exercise or refrain from exercising any rights against AKS or otherwise act or refrain from acting;

(b) settle or compromise any of the Guaranteed Obligations or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof; and/or

(c) consent to or waive any breach of, or any act, omission or default under, the Coke Purchase Agreement, or otherwise amend, modify or supplement the Coke Purchase Agreement.

5. No invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

6. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of Seller in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which Seller would otherwise have. Other than the notice required to be given to Guarantor as specified in Section 2 of this Guaranty, no notice to or demand on Guarantor in any case shall entitle Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of Seller to any other or further action in any circumstances without notice or demand. It is not necessary for Seller to inquire into the capacity or powers of AKS or the officers, directors, or agents acting or

purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

7. Guarantor waives, to the maximum extent permitted by applicable law, any right to require Seller to (a) proceed against AKS or (as applicable) any other person; or (b) pursue any other of its remedies.

8. Guarantor assumes all responsibility for being and keeping itself informed of AKS' financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Guaranteed Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that Seller shall have no duty to advise Guarantor of information known to it regarding such circumstances or risks.

9. If and to the extent that Guarantor makes any payment or performance to Seller pursuant to or in respect of this Guaranty, then any claim which Guarantor may have against AKS by reason thereof shall be subject and subordinate to the prior payment and performance in full of the Guaranteed Obligations to Seller.

10. Guarantor hereby agrees to pay all reasonable out-of-pocket costs and expenses of Seller (including, without limitation, the reasonable fees and disbursements of counsel employed by Seller) in connection with the enforcement of this Guaranty and any amendment, waiver or consent relating hereto against Guarantor.

11. This Guaranty shall be binding upon Guarantor and its successors and assigns, and shall inure to the benefit of Seller and its successors and assigns.

12. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of Seller and Guarantor.

13. Guarantor acknowledges that an executed (or conformed) copy of the Coke Purchase Agreement has been made available to its principal executive officers and such officers are familiar with the contents thereof.

14. All notices requests, demands or other communications pursuant hereto shall be made in writing (including telegraphic, telex, facsimile transmission or cable communication) and mailed, telegraphed, telexed, transmitted, cabled or delivered to the following addresses (or to such other addresses as designated by Guarantor or Seller):

If to Guarantor: AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
Attention:
General Counsel
Fax: (513) 425-5607
Confirm: (513) 425-2690

If to Seller: Middletown Coke Company, Inc.
        c/o SunCoke Energy, Inc.
        Parkside Plaza
        11400 Parkside Drive
        Knoxville, TN, 37934
        Attention: Vice President and General Counsel
        FAX: (865) 288-5280
        Confirm: (865) 258-5213

All such notices and communication shall be mailed, telegraphed, telexed, facsimile transmitted, or cabled or sent by overnight courier, and shall be effective when received.

15. This Guaranty and the rights and obligations of Seller and of Guarantor shall be governed by and construed in accordance with the law of the State of Ohio.

16. This Guaranty may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

AK Steel Holding Corporation

By: _____

Name: _____

Title: _____

55

Schedule 5.1
Screened Coke Quality Standards

Categories	Target	Threshold Frequency	Threshold for Quality Adjustment	Contract Price Adjustment (Pro-Rata)	Reject Standard (Daily)
Ash (Dry basis)	***** % ***** % ***** % ***** % *****	*****	***** %	***** % *****	***** %
Volatile Matter (Dry Basis)	***** %	*****	***** %	***** % *****	***** %
Total Sulfur (Dry Basis)	***** % *****	*****	***** %	***** % *****	***** %
Stability	*****	*****	*****	*****	*****
Total Moisture	***** %	*****	***** % ***** %	***** % *****	***** %

These quality standards and price adjustments are for use on Screened Coke with a minimum bottom coke size of ***** ".

Ash and Total Sulfur Daily Standards – Each of the daily Screened Coke quality standards (Target, Quality Threshold and Reject Standard) for ash and sulfur will be established based upon the test results of the daily sample(s) of the corresponding coal charged to the ovens. The daily Coke ash standard will be derived from the ash content of the coal charged, adjusted for the expected coke yield formula (***** % minus the volatile matter content of the coal charged minus the expected ***** % burn loss). By way of example, if the daily coal sample(s) result in an average ash content of ***** % and an average volatile matter content of ***** %, then the daily standards for ash are: (Target = ***** %, Quality Threshold = ***** % and Reject Standard = ***** %). The daily sulfur standards will be derived from the sulfur content of the coal charged, adjusted for the expected coke retention factor of ***** . By way of example, if the daily coal sample(s) result in an average sulfur content of 1.00%, then the daily standards for sulfur are: (Target = ***** %, Quality Threshold = ***** % and Reject Standard = ***** %).

Stability Penalty and Credit – For each ***** point variation in respect of Coke Tonnage that contains less than ***** Stability, the Coke Price will be decreased by $ ***** for such Coke Tonnage. For each one (1) point variation in respect of Coke Tonnage that contains more than ***** Stability, the Coke Price will be increased by $ ***** for such Coke Tonnage. For Coke that measures between ***** stability and ***** stability, there shall be no adjustment to the Coke Price.

Moisture Penalty and Premium – For each ***** % variation in moisture over ***** %, the Coke Price will be decreased $ ***** per ton for such coke tonnage. For each ***** % variation in moisture under ***** %, the Coke Price will be increased $ ***** per ton.

For coke that measures moisture between ***** % and ***** %, there shall be no adjustments to the Coke Price. For any day that Coke is rejected due to moisture content greater than the Reject Standard, such tonnage will be excluded from the weekly average moisture calculation for quality adjustments.

Pro-Rata Adjustments:

For ash, volatile matter, sulfur and moisture, any percentage over the threshold amount shall be pro-rated for ***** percentage point increment exceedance. By way of example, a volatile matter percentage of ***** % will result in a Coke Price decrease of $ ***** .

Testing Frequency:

Moisture, sulfur, ash, volatile matter and stability will be tested and analyzed on a daily basis. Results for moisture shall be arithmetically averaged on a weekly basis for Coke Price adjustments. For sulfur, ash, volatile matter and stability, if multiple samples are taken for a single day, the results thereof shall be arithmetically averaged for that day for Coke Price adjustments.

Schedule 6.2(a)
Coke Supply and Purchase Obligation

Volative Matter Content of Coal Blend (%)	Purchaser Targeted Coke Production (Tons per Year)[1]
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****
*****	*****

---

[1] Purchaser Targeted Coke Production amounts in this Schedule 6.2(a) are subject to downward adjustment pursuant to Section 6.7.

*****   *****

*****   *****

59


Schedule 7.2
Government Mandated Additional Capital Expenditures (Example)


Commencement of first Contract Year:	01/01/11
End of Term:	12/31/30
Completion Date for Government Mandated Additional Capital Expenditures:	4/30/24
Number of partial or complete Contract Years Remaining in the Term:	6.67
Amortization Period (greater of ***** years or the remainder of the Term):	*****
Interest Rate (pre-tax):	***** %
Cost of Applicable Government Mandated Additional Capital Expenditure:	$ *****
Monthly Amortized Cost:	$ *****
Unamortized Balance at End of Initial Term	$ *****


60


Lost Energy Charge

Lost Energy Charge (to be calculated monthly) =

*****

<u>Where:</u>

*****

61

Exhibit 10.35

SUNCOKE ENERGY, INC. DIRECTORS' DEFERRED COMPENSATION PLAN

(Effective as of June 1, 2011)

ARTICLE I

Definitions

As used in this Plan, the following terms shall have the meanings herein specified:

1.1 <u>Business Combination</u> - shall have the meaning provided herein at Section 1.3(c).

1.2 <u>Cash Unit</u> - shall mean the entry in a Deferred Compensation Account of a credit equal to One Dollar ($1.00).

1.3 <u>Change in Control</u> - shall mean the occurrence of any of the following events:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of 1934, as amended) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however,* that, for purposes of this Section (a), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by, controlling or under common control with the Company, or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (c)(1), (c)(2) and (c)(3) of this definition;

(b) Individuals who, as of the effective date of this Plan, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; *provided, however,* that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors;

(c) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding

Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company;

provided, however, that in no event shall the IPO or the subsequent distribution of Shares from Sunoco, Inc. to the Sunoco, Inc. shareholders (the "Distribution") constitute a Change in Control.

1.4 Committee - shall mean the Nominating and Governance Committee of the Board of Directors of SunCoke Energy, Inc.

1.5 Company - shall mean SunCoke Energy, Inc., a Delaware corporation. The term "Company" shall include any successor to SunCoke Energy, Inc., any subsidiary or affiliate which has adopted the Plan, or a corporation succeeding to the business of SunCoke Energy, Inc., or any subsidiary or affiliate by merger, consolidation, liquidation or purchase of assets or stock or similar transaction.

1.6 Compensation - shall mean those fees and retainers payable by the Company to a Participant in consideration for his or her service as a Director.

1.7 Deferred Compensation Account - shall mean, with respect to any Participant, the total amount of the Company's liability for payment of voluntary deferred compensation to the Participant under this Plan, including any accumulated interest and/or Dividend Equivalents.

1.8 Deferred Payment Election Form - shall mean and refer to the written election by a Participant, in the form prescribed by the Committee, to voluntarily defer the payment of all or a portion of such Participant's Compensation under this Plan pursuant to Article II hereof.

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1.9 <u>Director</u> - shall mean a member of the Board of Directors of SunCoke Energy, Inc.

1.10 <u>Dividend Equivalent</u> - shall mean the entry in a Deferred Compensation Account or a Restricted Deferred Compensation Account of a dividend credit with respect to a Share Unit, each Dividend Equivalent being equal to the dividend paid from time to time on a Share.

1.11 <u>Incumbent Board</u> - shall have the meaning provided herein at Section 1.3(b).

1.12 <u>Interest Equivalent</u> - shall mean the entry in a Deferred Compensation Account of an interest credit with respect to a Cash Unit, compounded on the basis of the balance in the Participant's Deferred Compensation Account, applying the interest factor approved by the Committee each year for such purpose.

1.13 "<u>IPO</u>" - shall mean the initial public offering of SunCoke Energy, Inc.

1.14 <u>IRC</u> - shall mean the Internal Revenue Code of 1986, as amended.

1.15 <u>Outstanding Company Common Stock</u> - shall have the meaning provided herein at Section 1.3(a).

1.16 <u>Outstanding Company Voting Securities</u> - shall have the meaning provided herein at Section 1.3(a).

1.17 <u>Participant</u> - shall mean a Director who has elected to defer the receipt of Compensation or a Director who is required to defer the receipt of the Restricted Share Units in accordance with the terms of this Plan.

1.18 <u>Person</u> - shall have the meaning provided herein at Section 1.3(a).

1.19 <u>Plan</u> - shall mean this Directors' Deferred Compensation Plan, as it may be amended from time to time, and shall be effective for deferrals of Compensation pursuant to Article III and crediting of Restricted Share Units pursuant to Article IV.

1.20 <u>Restricted Deferred Compensation Account</u> - shall mean, with respect to any Participant, the total amount of the Company's liability for payment of Restricted Share Units to the Participant under this Plan.

1.21 <u>Restricted Share Unit</u> - shall mean the entry in a Restricted Deferred Compensation Account of a credit with a value that corresponds to one Share.

1.22 <u>Separation from Service</u> - shall mean a "separation from service," as defined under Section 409A of the IRC and Treasury Regulation §1.409A, from the Company and any entity that would be treated as a single employer with the Company under Section 414(b) or 414(c) of the IRC.

1.23 <u>Share</u> - shall mean a share of the Company's authorized common stock ($0.01 par value per share) and any share or shares of stock of the Company hereafter issued or issuable in substitution or exchange for each such share.

1.24 Share Unit - shall mean the entry in a Deferred Compensation Account of a credit equal to one Share.

ARTICLE II

Voluntary Deferral of Directors' Compensation

2.1 Election to Defer.

(a) A Participant may elect to defer all or a portion of the Compensation attributable to services to be performed by the Participant by filing a written notice of election with the Committee on the form(s) prescribed by the Committee and in accordance with the terms of this Plan.

(b) Each Participant's deferral election form(s) shall specify:

(1) the percentage of Compensation to be deferred, determined in accordance with Section 2.2;

(2) the form of deferral, being either Cash Units, Share Units, or a combination of the two and the percentage allocations of such deferrals, determined in accordance with Section 3.1;

(3) with respect to the initial deferral election only, the method of payment in accordance with Section 3.7; and

(4) the designation of a beneficiary as set forth in Article V.

2.2 Amount of Deferral. The amount of Compensation to be deferred shall be designated by the Participant as a percentage of the Director's Compensation in multiples of five percent (5%) but shall not be less than ten percent (10%).

2.3 Time of Election.

(a) New Director Elections. An election to defer Compensation by a newly elected Director must be filed and received by the Committee no later than the 30-day period following his or her election to the Board, which election shall apply only to Compensation earned for services performed after the date of such election and such election shall apply solely with respect to the year in which such newly elected Director becomes a Director, subject to Section 3.7 as it pertains to the method of payment, which method of payment shall be determined in a Participant's initial deferral election and shall apply to a Participant's entire Deferred Compensation Account. An election to defer, made in accordance with this Section 2.3(a), shall be irrevocable as of such time the election is filed and received by the Committee.

(b) All Other Elections. This Section 2.3(b) shall apply with respect to all elections by Directors under this Plan, other than with respect to elections covered by Section 2.3(a). An election to defer must be filed and received by the Committee by the

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end of the calendar year preceding the calendar year in which the services are performed to which the Compensation is attributable. Any such deferral election shall apply only to Compensation attributable to services to be performed on or after the first day of the calendar year following the calendar year in which the election is received by the Committee, subject to Section 3.7 as it pertains to the method of payment, which method of payment shall be determined in a Participant's initial deferral election and shall apply to a Participant's entire Deferred Compensation Account. An election to defer, made in accordance with this Section 2.3(b) shall be irrevocable as of December 31 of the year preceding the calendar year in which the Participant earns the Compensation. A separate election form shall be filed for each calendar year.

ARTICLE III

Voluntary Deferred Compensation Accounts

3.1 <u>Creation of Voluntary Deferred Compensation Accounts</u>. Compensation deferred hereunder shall be credited to a Deferred Compensation Account established by the Company for each Participant. The Participant must elect at the time of the deferral election to convert the deferred compensation to either Cash Units or Share Units, which shall be credited to a Participant's Deferred Compensation Account as set forth in the Plan.

3.2 <u>Crediting Share Units</u>. Share Units shall be credited to a Participant's Deferred Compensation Account at the time the Compensation otherwise would have been paid had no election to defer been made. The number of Share Units to be credited to the Deferred Compensation Account shall be determined by dividing the Compensation by the average closing price for Shares as published in the Wall Street Journal under the caption "New York Stock Exchange Composite Transactions" for the period of ten (10) trading days immediately prior to the day on which the Compensation would otherwise have been paid. Any fractional Share Units shall also be credited to a Participant's Deferred Compensation Account. The number of Share Units in a Deferred Compensation Account shall be appropriately adjusted by the Committee in the event of changes in the Company's outstanding common stock by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, and such adjustments shall be conclusive. Share Units shall not entitle any person to the rights of a stockholder.

3.3 <u>Crediting Cash Units</u>. Cash Units shall be credited to a Participant's Deferred Compensation Account at the time Compensation would otherwise have been paid had no election to defer been made.

3.4 <u>Crediting Dividend Equivalents</u>. For Share Units, the Company shall credit the Participant's Deferred Compensation Account with Dividend Equivalents equal to the dividends declared on Shares, and with such Dividend Equivalents denominated in additional Share Units. The crediting shall occur as of the date on which said dividends are paid on Shares. The number of Share Units to be credited to the Deferred Compensation Account shall be calculated by dividing the Dividend Equivalents by the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days

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immediately prior to the day on which the dividends are paid on Shares. Any fractional Share Units shall also be credited to a Participant's Deferred Compensation Account.

3.5 <u>Crediting Interest Equivalents</u>. For Cash Units credited to a Participant's Deferred Compensation Account, the Company shall credit the Participant's Deferred Compensation Account on a quarterly basis with an Interest Equivalent.

3.6 <u>Share Unit Conversion</u>. Immediately upon termination of Board service, and so prior to the commencement of any payout or distribution of any amounts hereunder, a Participant may make a one-time election to convert to Cash Units all or a portion of the balance of the Share Units in such Participant's Deferred Compensation Account. Any Share Units so converted to Cash Units as a result of this one-time conversion election shall be valued at the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to such one time conversion election. In the event of any such conversion, with respect to Cash Units credited to a Participant's Deferred Compensation Account, the Company shall credit the Participant's Deferred Compensation Account on a quarterly basis with an Interest Equivalent.

3.7 <u>Method of Payment</u>. In the case of a Participant's initial deferral election only, a Participant may elect a lump-sum payment or of a number of annual installments (not to exceed three) for the payment of the Participant's entire Deferred Compensation Account (including any Dividend Equivalents and Interest Equivalents attributable thereto). Any payment election made by a Participant in connection with his or her initial deferral election under the Plan shall apply to the entire Deferred Compensation Account. The method of payment must be irrevocably specified by the Participant in his or her initial deferral election. If the Participant does not select a method of payment in his or her initial deferral election, the Participant's entire Deferred Compensation Account (including any Dividend Equivalents and Interest Equivalents attributable thereto) will be distributed in a lump sum payment.

3.8 <u>Time of Payment</u>.

(a) Except as provided in Section 3.8(b) or Article VII hereof, payment of the portion of a Participant's Deferred Compensation Account attributable to Compensation deferred (including any Dividend Equivalents and Interest Equivalents attributable thereto) shall be made at, or shall commence on, January 15th of the calendar year following the calendar year in which the Participant's Separation from Service occurs; provided, however, that in the event that the Participant is a "specified employee" within the meaning of IRC Section 409A (as determined in accordance with the methodology established by the Company as in effect on the Separation from Service) (a "Specified Employee"), such payment shall instead be made on the first business day after the date that is six months following the Participant's Separation from Service (the "Delayed Payment Date") if the Delayed Payment Date is later than January 15th of the calendar year following the calendar year in which the Participant's Separation from Service occurs. Any successive annual installment payments shall be made on January 15th of each such successive year. If a Participant elected annual installments pursuant to Section 3.7, (x) the amount of the first payment shall be a fraction of the balance in the

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Participant's Deferred Compensation Account as of the payment date, the numerator of which is one and the denominator of which is the total number of annual installments elected, and (y) the amount of each subsequent payment shall be a fraction of the balance in the Participant's Deferred Compensation Account as of each subsequent payment date, the numerator of which is one and the denominator of which is the total number of installments elected minus the number of installments previously paid.

(b) In the event of the Participant's death prior to the final payment of all amounts credited to his or her Deferred Compensation Account, the balance of his or her Deferred Compensation Account shall be paid in accordance with Article V, on the date that is thirty (30) days after the Participant's death.

(c) The Participant shall receive payment in cash for all deferred compensation credited to such Participant's Deferred Compensation Account. Share Units credited to the Participant's Deferred Compensation Account shall be valued at the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to the payment date designated in accordance with this Section 3.8.

ARTICLE IV

Restricted Deferred Compensation Accounts

4.1 <u>Creation of Restricted Deferred Compensation Accounts</u>. Compensation deferred under this Article IV shall be credited to a Restricted Deferred Compensation Account established by the Company for each Participant.

4.2 <u>Crediting Share Units</u>. If the Committee elects to do so, prior to the year for which the amount will be credited in conjunction with either the Participant's election or re-election to the Board, a yearly dollar amount ("Yearly Credit") will be credited to a Participant's Restricted Deferred Compensation Account in the form of Restricted Share Units. The number of Restricted Share Units credited to a Participant's Restricted Deferred Compensation Account shall be determined by dividing the Yearly Credit by the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to the Company's annual meeting. Any fractional Restricted Share Units shall also be credited to a Participant's Restricted Deferred Compensation Account. The number of Restricted Share Units in a Restricted Deferred Compensation Account shall be appropriately adjusted by the Committee in the event of changes in the Company's outstanding common stock by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, and such adjustments shall be conclusive. Restricted Share Units shall not entitle any person to the rights of a stockholder.

4.3 <u>Crediting Dividend Equivalents</u>. The Company shall credit the Participant's Restricted Deferred Compensation Account with Dividend Equivalents equal to the dividends declared on Shares, and with such Dividend Equivalents denominated in additional Share Units.

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The crediting shall occur as of the date on which said dividends are paid on Shares. The number of Restricted Share Units to be credited to the Restricted Deferred Compensation Account shall be calculated by dividing the Dividend Equivalents by the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to the day on which the dividends are paid on Shares. Any fractional Restricted Share Units shall also be credited to a Participant's Restricted Deferred Compensation Account.

4.4 <u>Restricted Share Unit Conversion</u>. Immediately upon termination of Board service, and so prior to the commencement of any payout or distribution of any amounts hereunder, a Participant may make a one-time election to convert to Cash Units all or a portion of the balance of Restricted Share Units in such Participant's Restricted Deferred Compensation Account. Any Restricted Share Units so converted to Cash Units as a result of this one-time conversion election shall be valued at the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to such one-time conversion election. In the event of any such conversion, with respect to Cash Units credited to a Participant's Restricted Deferred Compensation Account, the Company shall credit the Participant's Restricted Deferred Compensation Account on a quarterly basis with an Interest Equivalent.

4.5 <u>Time of Payment</u>. Except as provided in the immediately following sentence or in Article VII hereof, all payments of a Participant's Restricted Deferred Compensation Account shall be made on January 15th of the calendar year following the calendar year in which the Participant's Separation from Service occurs; provided, however, that in the event that the Participant is a Specified Employee, such payment shall instead be made on the Delayed Payment Date if the Delayed Payment Date is later than January 15th of the calendar year following the calendar year in which the Participant's Separation from Service occurs. In the event of a Participant's death prior to the final payment of all amounts credited to his or her Restricted Deferred Compensation Account, the balance of his or her Restricted Deferred Compensation Account shall be paid in accordance with Article V, on the date that is thirty (30) days after the Participant's death.

4.6 <u>Method of Payment</u>. Participant shall receive payment in a lump sum in cash of all deferred compensation credited to the Participant's Restricted Deferred Compensation Account. Share Units credited to the Participant's Restricted Deferred Compensation Account shall be valued at the average closing price for Shares as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to the payment date.

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ARTICLE V

Designation of Beneficiaries

5.1 <u>Designation of Beneficiary</u>. The Participant shall name one or more beneficiaries and contingent beneficiaries to receive any payments due Participant at the time of death. No designation of beneficiaries shall be valid unless in writing signed by the Participant, dated and filed with the Committee during the lifetime of such Participant. A subsequent beneficiary designation will cancel all beneficiary designations signed and filed earlier under this Plan, and such new beneficiary designation shall be applied to all amounts previously credited to the Participant's Deferred Compensation Account (or Restricted Deferred Compensation Account, as the case may be), as well as to any amounts to be credited to such Participant's Deferred Compensation Account (or Restricted Deferred Compensation Account, as the case may be), prospectively. In case of a failure of designation, or the death of the designated beneficiary without a designated successor, distribution shall be paid in one lump sum to the estate of the Participant.

5.2 <u>Spouse's Interest</u>. The interest in any amounts hereunder of a spouse who has predeceased the Participant shall automatically pass to the Participant and shall not be transferable by such spouse in any manner, including but not limited to such spouse's will, nor shall such interest pass under the laws of intestate succession.

5.3 <u>Survivor Benefits</u>. In the event of a Participant's death, any balances in the Participant's Deferred Compensation Account and Restricted Deferred Compensation Account shall be paid in a lump sum to the designated beneficiary(ies) in accordance with Section 3.8 or Section 4.5, as applicable.

ARTICLE VI

Source of Payments

All payments of deferred compensation shall be paid in cash from the general funds of the Company and the Company shall be under no obligation to segregate any assets in connection with the maintenance of a Deferred Compensation Account or Restricted Deferred Compensation Account, nor shall anything contained in this Plan nor any action taken pursuant to the Plan create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and Participant. Title to the beneficial ownership of any assets, whether cash or investments, which the Company may designate to pay the amount credited to the Deferred Compensation Account or a Restricted Deferred Compensation Account shall at all times remain in the Company and Participant shall not have any property interest whatsoever in any specific assets of the Company. Participant's interest in the Deferred Compensation Account or a Restricted Deferred Compensation Account shall be limited to the right to receive payments pursuant to the terms of this Plan and such rights to receive payments shall be no greater than the right of any other unsecured general creditor of the Company.

ARTICLE VII

Change in Control

7.1 <u>Effect of Change in Control on Payment</u>. Upon the occurrence of a Change in Control (provided that the Change in Control is also a "change in the ownership of the corporation," a "change in effective control of the corporation" or a "change in the ownership of a substantial portion of the assets of the corporation" for purposes of IRC Section 409A, and the regulations issued thereunder), the balance of a Participant's Deferred Compensation Account and Restricted Deferred Compensation Account, determined as of the valuation date immediately preceding the Change in Control (with any Share Units valued based on the average closing price for Shares as published in the Wall Street Journal under the caption "New York Stock Exchange Composite Transactions" for the period of ten (10) trading days immediately prior to the Change in Control), shall be distributed to the Participant in a single lump sum payment.

7.2 <u>Amendment on or after Change in Control</u>. On or after a Change in Control, or before, but in connection with, a Change in Control, no action, including by way of example and not of limitation, the amendment, suspension or termination of the Plan, shall be taken which would adversely affect the rights of any Participant or the operation of this Article VII with respect to the balance in the Participant's accounts immediately before such action.

7.3 <u>Attorney's Fees</u>. The Company shall pay all legal fees and related expenses incurred by or with respect to a Participant during his lifetime or within ten (10) years after his death in seeking to obtain or enforce any payment, benefit or right such Participant may be entitled to under the Plan after a Change in Control. Reimbursement shall be made on or before the close of the calendar year following the calendar year in which the expense was incurred. The amount of expenses eligible for reimbursement under this provision in one calendar year may not affect the amount of expenses eligible for reimbursement under this provision in any other calendar year. The Participant (or the Participant's representative) shall reimburse the Company for such fees and expenses at such time as a court of competent jurisdiction, or another independent third party having similar authority, determines that the Participant's (or the Participant's representative's) claim was frivolously brought without reasonable expectation of success on the merits thereof.

ARTICLE VIII

Amounts Taxable under IRC Section 409A

Upon a determination that any amounts deferred under the Plan are included in the gross income of a Participant pursuant to IRC Section 409A, as amended, and the regulations issued thereunder, such amounts shall be distributed to the Participant.

ARTICLE IX

Nonalienation of Benefits

Participant shall not have the right to sell, assign, transfer or otherwise convey or

encumber in whole or in part the right to receive any payment under this Plan except in accordance with Article V.

ARTICLE X

Acceptance of Terms

The terms and conditions of this Plan shall be binding upon the heirs, beneficiaries and other successors in interest of Participant to the same extent that said terms and conditions are binding upon the Participant.

ARTICLE XI

Administration of the Plan

The Plan shall be administered by the Committee, which may make such rules and regulations and establish such procedures for the administration of this Plan as it deems appropriate. In the event of any dispute or disagreements as to the interpretation of this Plan or of any rule, regulation or procedure or as to any questioned right or obligation arising from or related to this Plan, the decision of the Committee shall be final and binding upon all persons.

ARTICLE XII

Termination and Amendment

The Plan may be terminated at any time by the Board of Directors of SunCoke Energy, Inc. and may be amended at any time by the Committee; provided, however, that no such amendment or termination shall adversely affect the rights of Participants or their beneficiaries with respect to amounts credited to Deferred Compensation Accounts or Restricted Deferred Compensation Accounts prior to such amendment or termination, without the written consent of the Participant.

ARTICLE XIII

Construction

In the case any one or more of the provisions contained in this Plan shall be invalid, illegal or unenforceable in any respect the remaining provisions shall be construed in order to effectuate the purposes hereof and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

ARTICLE XIV

Governing Law

This Plan shall be construed in accordance with and governed by the laws of the State of Delaware.

Exhibit 10.36

SUNCOKE ENERGY, INC.

RETAINER STOCK PLAN FOR OUTSIDE DIRECTORS

(Effective as of June 1, 2011)

SUNCOKE ENERGY, INC. RETAINER STOCK PLAN FOR OUTSIDE DIRECTORS

The purpose of this SunCoke Energy, Inc. Retainer Stock Plan for Outside Directors ("Plan") is to provide competitive compensation for Board service and strengthen the commonality of interest between directors and shareholders by paying all or a portion of each Outside Director's compensation for services as a director in the form of Common Stock.

ARTICLE I

Definitions

As used herein, the following terms shall have the meanings set forth below:

1.01. "Annual Meeting" shall mean the Annual Meeting of Shareholders of SunCoke Energy, Inc.

1.02. "Board" shall mean the Board of Directors of SunCoke Energy, Inc.

1.03. "Chairman" shall mean the Chairman of the Board of Directors of SunCoke Energy, Inc.

1.04. "Common Stock" shall mean SunCoke Energy, Inc. common stock.

1.05. "Company" shall mean SunCoke Energy, Inc., a Delaware corporation.

1.06. "Effective Date" shall mean June 1, 2011.

1.07. "Outside Director" shall mean any member of the Company's Board of Directors who is not also an employee of the Company, any of its subsidiaries or any of its affiliates (including Sunoco, Inc.).

1.08. "Participant" shall mean each individual who: (a) is an Outside Director on the Effective Date, or becomes an Outside Director thereafter during the term of this Plan; and (b) receives Common Stock under the terms of this Plan.

1.09. "Plan" shall mean this SunCoke Energy, Inc. Retainer Stock Plan for Outside Directors, as it may be amended from time to time.

1.10. "Stock Retainer" shall mean the annual retainer paid to each Participant under this Plan, in the form of shares of Common Stock, as partial compensation for such Participant's service as an Outside Director. The aggregate annual dollar amount of such retainer shall be determined each year, immediately following the Company's Annual Meeting; *provided*, *however*, that with respect to the portion of calendar year 2011 from and after the Effective Date, the aggregate dollar amount of such retainer shall be $50,000.

ARTICLE II

Administration

The Board shall administer this Plan. The Chairman shall have responsibility to interpret conclusively the provisions of this Plan and decide all questions of fact arising in its application; *provided*, that if the matter involves the Chairman as a Participant, such matter shall be resolved by the Board. Such determinations shall be final and binding on the Company and each Participant. Determinations made with respect to any Participant shall be made without the involvement of such Participant.

ARTICLE III

Eligibility; Stock Retainer

3.01. <u>Eligibility</u>. Each Outside Director shall be eligible to participate in this Plan.

3.02. <u>Stock Retainer</u>. Commencing on the Effective Date, and annually thereafter, immediately following such year's annual meeting of shareholders, the amount of the annual Stock Retainer will be determined, and will be paid to each Participant in four approximately equal quarterly installments during the months of March, June, September and December; *provided*, *however*, that with respect to the portion of calendar year 2011 from and after the Effective Date, the amount of the Stock Retainer will be paid to each Participant in two approximately equal quarterly installments during the months of September and December.

(a) *Calculation.* The number of shares of Common Stock to be paid quarterly to each Participant shall be determined by dividing the Stock Retainer quarterly installment cash amount by the average closing price of the Common Stock, on the New York Stock Exchange (as reflected in the consolidated trading tables of the Wall Street Journal under the caption "New York Stock Exchange Composite Transactions" or any other publication or reference selected by the Board) for the ten- (10-) trading day period prior to the date on which the quarterly installment payment is due. If there is no sale of shares of Common Stock on the New York Stock Exchange during such period, then the applicable value of the shares of Common Stock shall be as determined in good faith by the Board by the reasonable application of a reasonable valuation method; *provided, however*, that in no event shall the value so determined for any share of Common Stock be less than its par value. Fractional shares shall be adjusted by rounding up to the nearest whole share.

(b) *Proration*. In the event any Outside Director is elected by the Board to fill a vacancy between Annual Meetings, or terminates service as an Outside Director between Annual Meetings, such Outside Director shall participate in this Plan and shall receive an aggregate number of shares of Common Stock representing a *pro rata* portion of the applicable annual Stock Retainer, with such pro-ration based on the time of service as an Outside Director during such annual period.

(c) *Payment*. The Company shall, at the Company's discretion: (i) cause a stock certificate to be issued and delivered to each Participant, registered in such Participant's

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name,; or (ii) register such shares on the books and records of the Company in the name of such Participant ("book-entry registration") as a holder of such shares. Participants shall not be deemed for any purpose to be, or to have any rights as, shareholders of the Company with respect to any shares of Common Stock delivered under this Plan, except as and when certificates are issued or such shares have been registered by book-entry registration, as applicable. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date of such stock certificate issuance or book-entry registration.

(d) *Deferral of Payment*. Notwithstanding anything herein contained, prior to the beginning of a calendar year for which services are to be performed to which quarterly installment payments of the Stock Retainer are attributable, a Participant may elect to defer such payment in the form of Share Units under the SunCoke Energy, Inc. Directors' Deferred Compensation Plan.

(e) *Adjustments*. In the event of a stock dividend, stock split, re-capitalization, merger, consolidation, combination, exchange of shares, spin-off, liquidation, reclassification or other similar change in the capitalization of the Company, such automatic substitution or adjustment shall be made in the number and type of shares issuable under this Plan as the Board determines shall cause an equitable adjustment under this Plan, in proportion to the effect of such change to the Common Stock generally. Any adjustments determined by the Board shall be final, binding and conclusive.

3.03. Cash Retainers Payable in Common Stock. Each Outside Director also may elect to receive, in the form of additional shares of Common Stock to be issued under this Plan, all or a portion of any applicable cash retainer otherwise payable to such Outside Director, whether on account of such Outside Director's service on the Audit Committee of the Board, or as a chair of any of the standing committees of the Board, or as Presiding Director of the Board.

(a) The aggregate annualized amount of any cash retainers that an Outside Director elects to receive in the form of Common Stock shall be payable in four approximately equal quarterly installments, subject to the provisions of Section 3.02.

(b) The election under this Section 3.03 to have cash retainers payable in Common Stock shall be made prior to the beginning of a calendar year for which services are to be performed to which quarterly installment payments of cash retainers are attributable.

ARTICLE IV

Miscellaneous

4.01. Regulatory Compliance; Listing. The issuance or delivery of any shares of Common Stock may be postponed by the Company for such period as may be required to comply with any applicable requirements under the federal securities laws, any applicable listing requirements of any national securities exchange, or any requirements under any other law or regulation applicable to the issuance or delivery of such shares. The Company shall not be obligated to issue or deliver any such shares if the issuance or delivery thereof shall constitute a

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violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

4.02. <u>Amendment</u>. The Board may, without further action by the shareholders and without further consideration to the Company, amend this Plan or condition or modify the payment of any Common Stock delivered hereunder, in response to changes in applicable law, regulation and/or legal or regulatory interpretation, or to comply with relevant exchange trading requirements. Additionally, the Board may, from time to time, amend this Plan or any provisions thereof, without further action by the shareholders except that no amendment or modification of this Plan shall be effective without shareholder approval at any time at which such approval is required, either by: (a) applicable rules of the securities exchange on which the Common Stock is then principally traded, or (b) Rule 16b-3.

4.03. <u>Nomination of Directors</u>. Nothing in this Plan shall obligate any eligible Outside Director, or Participant, to continue as a director of the Company, or to accept any nomination for a future term as such a director, or require the Company to nominate or cause the nomination of any eligible Outside Director, or Participant, for a future term as a director of the Company.

4.04. <u>Tax Withholding</u>. The Company shall be entitled to withhold and deduct from any amounts due from the Company to a Participant, all legally required amounts necessary to satisfy any federal, state or local withholding taxes arising directly or indirectly in connection with the Plan, and the Company may require the Participant to remit promptly to the Company the amount of such taxes before taking any future action with respect to any payment hereunder. The Board may authorize the Company to withhold such taxes through a reduction in the number of shares of Common Stock delivered to the Participant or a return by the Participant of shares of Common Stock then held by the Participant. The number of shares withheld or delivered pursuant to this Section shall be valued by the Board as set forth in Section 3.02(a).

4.05. <u>Shares Available</u>. Subject to adjustments pursuant to Section 3.02(e) hereof, the maximum number of shares of Common Stock that may be issued under this Plan shall be 500,000 shares. The shares of Common Stock issuable under the Plan may be taken from treasury shares of the Company, or may be purchased on the open market.

4.06. <u>Effect of Payment</u>. From and after the date of issuance of shares of Common Stock hereunder, the Participant shall be entitled to all rights of a shareholder with respect to Common Stock for all such shares issued in his or her name, including the right to vote the shares, and the Participant shall receive all dividends and other distributions paid or made with respect thereto.

4.07. <u>Acceptance of Terms</u>. The terms and conditions of this Plan shall be binding upon the heirs, beneficiaries and other successors in interest of Participant to the same extent that said terms and conditions are binding upon the Participant.

4.08. <u>Termination</u>. The Board may terminate the Plan at any time by a vote of a simple majority of the members thereof; *provided, however*, that, without the prior written consent of the Participant, no such termination shall affect adversely the rights of any Participant or

5

beneficiary thereof with respect to any Common Stock amounts earned and payable, but not yet paid, to such Participant prior to such termination.

4.09. <u>Severability</u>. In the case any one or more of the provisions contained in this Plan shall be invalid, illegal or unenforceable in any respect the remaining provisions shall be construed in order to effectuate the purposes hereof and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

4.10. <u>Governing Law</u>. THIS PLAN SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our reports (a) dated March 23, 2011, with respect to the combined financial statements of SunCoke at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and (b) dated June 3, 2011, with respect to the balance sheet of the SunCoke Energy, Inc. as of March 31, 2011, in Amendment No. 4 to the Registration Statement (Form S-1 No. 333-173022) and related Prospectus of SunCoke Energy, Inc.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
July 5, 2011